Form 20-F
period 2018-12-31
Arco Platform Ltd.
filed 2019-04-17
CIK 1740594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-38673

Arco Platform Limited
(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01.305-000, Brazil

+55 (11) 3047-2699
(Address of principal executive offices)

David Peixoto dos Santos, Chief Financial Officer

Tel: +55 (11) 3047-2699

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01.305-000, Brazil

+55 (11) 3047-2699

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to :
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450-4000
Fax: (212) 450-6858

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common shares, par value US$0.00005 per share	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2018 was 22,602,737 Class A common shares and 27,658,290 Class B common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐                No ☐ (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐                Accelerated Filer ☐                Non-accelerated Filer ☒                Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this annual report:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                No ☒

Arco platform limited

i

ii

Presentation of Financial and other Information

Unless otherwise indicated or the context otherwise requires, all references in this annual report to “Arco” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Arco Platform Limited, together with its subsidiaries.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

All references to “IFRS” are to International Financial Reporting Standards, as issued by the IASB.

Financial Statements

Arco was incorporated on April 12, 2018, as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Until the contribution of shares of Arco Educação S.A., or Arco Brazil, to Arco prior to the consummation of the initial public offering, Arco had not commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. The consolidated financial statements prepared by Arco subsequent to the completion of the initial public offering and the reorganization described in Note 1 of our consolidated financial statements are presented “as if” EAS is the predecessor of Arco. Accordingly, these consolidated financial statements reflect: (i) the historical operating results of EAS prior to the reorganization; (ii) the consolidated results of the Company, Arco Brazil and EAS following the reorganization; and (iii) the assets and liabilities of EAS at their historical cost.

We present in this annual report our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016. Our financial statements are prepared in accordance with IFRS, as issued by the IASB.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, our financial information presented herein as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 is stated in Brazilian reais, our reporting currency. The consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, together with the notes thereto. All references herein to “our financial statements,” “our unaudited interim condensed consolidated financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2018,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

Our Incorporation

We are a Cayman Islands exempted company incorporated with limited liability on April 12, 2018 for purposes of effectuating our initial public offering. At the time of our incorporation, Oto Brasil de Sá Cavalcante, Margarida Maria Porto Soares de Sá Cavalcante, Ari de Sá Cavalcante Neto, Mariana Magalhães de Sá Cavalcante, Patrícia Soares de Sá Cavalcante, Paula Soares de Sá Cavalcante and Luciana Soares de Sá Cavalcante Moraes, or the Founding Shareholders, and General Atlantic Arco (Bermuda), L.P., or the GA Entity, held 7,476,705 shares of Arco Brazil, which were all of the shares of Arco Brazil, and Arco Brazil held all the shares of EAS Educação S.A., or EAS Brazil, our principal operating company.

Our Corporate Reorganization

On February 19, 2018, SASPAR Participações Ltda., or SASPAR, through which the Founding Shareholders held their shares in Arco Brazil, was merged into Arco Brazil (formerly General Atlantic Holding Participações S.A.). Following the merger, the total number of outstanding common shares of Arco Brazil was 7,476,705.

On September 14, 2018, in connection with and in preparation for our initial public offering, the Founding Shareholders and the GA Entity contributed all of their shares in Arco Brazil to us. In return for this contribution, we issued 27,658,290 new Class B common shares to the Founding Shareholders and 9,725,235 new Class A common shares to the GA Entity in a one-to-five exchange for the shares of Arco Brazil contributed to us.

On September 14, 2018, our director Alberto Menache and his spouse, Fabiana Menache, through Alfaco Holding Inc., a company incorporated in the British Virgin Islands, or Alfaco, and the shares of which Mr. and Mrs. Menache own 100%, purchased 99,725 Class A common shares of Arco, at a price equal to R$ 31.00 per share.

On September 25, 2018, the registration Statement on Form F-1 (File No 333-7007) relating to our initial public offering of our class A common shares was declared effective by the SEC. On September 25, 2018, we commenced our initial public offering. On September 28, 2018, we closed our initial public offering, pursuant to which we issued and sold 12,777,777 Class A common shares of Arco for an aggregate price of US$223,611,098 (R$895.2 million).

Furthermore, we are currently implementing certain additional changes to the organizational structure of certain of our operating subsidiaries in Brazil. We expect to complete this reorganization during the first half of calendar year 2019. This reorganization will be an internal corporate reorganization and is not expected to affect us on a consolidated basis.

The diagram below depicts our organizational structure as of the date of this annual report:

(1)	Includes Class B common shares beneficially owned by our Founding Shareholders.

(2)	Includes Class A common shares beneficially owned by the GA Entity. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our Adjusted EBITDA, Adjusted Net Income and Free Cash Flow information for the convenience of investors. Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate Adjusted EBITDA as profit (loss) for the year plus income taxes plus/minus finance result plus depreciation and amortization plus share of loss of equity-accounted investees plus share-based compensation plan.

We calculate Adjusted Net Income as profit (loss) for the year plus share-based compensation plan plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, and (v) non-compete agreement) less/plus changes in fair value of derivative instruments and contingent consideration (which refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs, and plus (iii) changes in fair value of contingent consideration—finance costs) plus share of loss of equity-accounted investees plus interest expenses and plus/minus changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, share-based compensation and amortization of intangible assets.

We calculate Free Cash Flow as net cash flows from operating activities less acquisition of property and equipment less acquisition of intangible assets We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We understand that, although Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted Net Income and Free Cash Flow may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

For a reconciliation of our non-GAAP measures, see “Item 3. Key Information—A. Selected Financial and Other Information—Reconciliations for Non-GAAP Financial Measures.”

Special Note Regarding ACV Bookings

This annual report presents our ACV Bookings for the convenience of investors. This operating metric is not prepared in accordance with IFRS. ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our platform and the market’s response to it. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue for the 12-month period between October of one fiscal year through September of the following fiscal year. We deliver our educational materials to our partner schools for their convenience in the last calendar quarter of each year, so that our partner schools can prepare their classes in advance prior to the start of the following school year in January. As a result, our results of operations for the last quarter of a given fiscal year contain revenues relating to the following school year relating to the content that has been delivered prior to the start of the new fiscal year. Therefore, ACV Bookings conveys information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our revenues in our statements of income, especially in view of our recent growth.

We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school. Although our contracts with our partner schools are typically for three-year terms, we record one year of revenue under such contracts as ACV Bookings. For example, if a school enters into a three-year contract with us to provide our Core Curriculum solution to 100 students for a contractual fee of $100 per student per year, we record $10,000 as ACV Bookings, not $30,000.

We measure our ACV Bookings on a monthly basis throughout the school year, starting in November of the preceding fiscal year. Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our platform in the next school year. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and dropouts, this number may fluctuate slightly until March 31, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of March 31 of each year. Average ticket per student per year reflects the average price per student for the relevant school year, and is presented in order to link this average price with the number of enrolled students in our partner schools, resulting in the ACV Bookings metric.

We understand that, although ACV Bookings may be used by investors and securities analysts in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under IFRS.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the United Nations Educational, Scientific and Cultural Organization, or UNESCO, the MEC, the Brazilian National Institute for Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or INEP, as well as private sources, such as Hoper Consultoria and Gismarket, consulting and research companies in the Brazilian education industry, and FGV, among others.

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Rounding

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Forward-Looking Statements

This annual report on Form 20-F contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may”, “predict”, “continue”, “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	our ability to implement our business strategy;

•	our ability to adapt to technological changes in the educational sector;

•	our ability to enhance our brands;

•	our ability to obtain government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining partner schools;

•	our ability to maintain the academic quality of our programs;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in the financial condition of the students enrolling in our partner schools or private schools in general and in the competitive conditions in the education industry, or changes in the financial condition of our partner schools in the primary and secondary education sector;

•	our capitalization and level of indebtedness;

•	the interests of our controlling shareholder;

•	changes in government regulations applicable to the primary and secondary education industry in Brazil;

•	government interventions in the primary or secondary education industry that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to primary and/or secondary educational institutions;

•	a decline in the number of our partner schools or the amount of fees we can charge for our educational platform;

•	our ability to compete and conduct our business in the future;

•	the success of our marketing initiatives, including advertising and promotional efforts;

•	our ability to develop new educational products, services and concepts;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected financial data

You should read the following selected financial data together with “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the related notes appearing elsewhere in this annual report.

The summary statements of financial position as of December 31, 2018 and 2017 and the statements of income for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS, as issued by the IASB.

	For the Year Ended December 31,
	2018	2018	2017	2016	2015
	US$ millions(1)	R$ millions
Statement of Income Data
Net revenue	98.3	381.0	244.4	159.3	116.5
Cost of sales	(20.8)	(80.7)	(58.5)	(41.3)	(28.0)
Gross profit	77.5	300.2	185.9	117.9	88.5
Selling expenses	(29.2)	(113.3)	(65.3)	(40.3)	(20.3)
General and administrative expenses	(33.5)	(129.8)	(48.9)	(32.7)	(24.6)
Other income (expenses), net	1.3	4.9	3.3	3.6	(2.0)
Operating profit	16.0	62.1	74.9	48.6	41.6
Finance income	9.4	36.6	12.5	47.2	14.4
Finance costs	(51.3)	(198.8)	(20.4)	(1.8)	(3.1)
Finance result	(41.9)	(162.2)	(7.9)	45.4	11.3
Share of loss of equity-accounted investees	(0.2)	(0.8)	(0.7)	(1.1)	(0.6)
Profit before income taxes	(26.0)	(100.9)	66.4	92.8	52.3
Income taxes—income (expense)	4.6	18.0	(22.7)	(18.4)	(8.3)
Current	(6.8)	(26.5)	(31.0)	(13.0)	(11.3)
Deferred	11.5	44.5	8.3	(5.5)	3.0
Profit (loss) for the year	(21.4)	(82.9)	43.6	74.4	43.9
Profit (loss) attributable to:
Equity holders of the parent	(21.3)	(82.4)	44.3	75.1	43.9
Non-controlling interests	(0.1)	(0.5)	(0.6)	(0.7)	—
Basic earnings per share—R$(unless otherwise indicated)(2)	(0.42)	(1.64)	0.88	1.49	1.05
Diluted earnings per share—R$(unless otherwise indicated)(3)	(0.42)	(1.64)	0.85	1.49	1.05

(1)	For convenience purposes only, amounts in reais as of December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Calculated by dividing the profit attributable to the shareholders by the weighted average number of common shares outstanding during the year.

(3)	Calculated by adjusting the weighted average of common shares outstanding to assume conversion of all potential common shares with dilutive effects.

	As of December 31,
	2018	2018	2017	2016
	US$ millions(1)	R$ millions
Balance Sheet Data:
Assets
Current assets
Cash and cash equivalents	3.2	12.3	0.8	4.4
Financial investments	208.2	806.8	83.0	65.6
Trade receivables	35.3	136.6	94.9	65.2
Inventories	3.9	15.1	18.8	12.6
Taxes recoverable	2.9	11.2	5.1	3.2
Financial instruments from acquisition of interests	—	—	—	4.5
Accounts receivable from selling shareholders	—	—	—	2.5
Other assets	1.6	6.1	7.3	4.1
Total current assets	255.0	988.1	210.0	162.0
Non-current assets
Financial instruments from acquisition of interests	6.9	26.6	12.5	16.1
Deferred income tax	25.7	99.5	5.9	3.7
Taxes recoverable	0.3	1.0	3.3	2.3
Financial investments	1.1	4.4	0.2	0.2
Other assets	0.6	2.3	1.3	0.8
Investments and interests in other entities	3.1	11.9	12.7	45.8
Property and equipment	3.4	13.3	9.1	5.7
Intangible assets	48.5	187.7	175.5	86.3
Total non-current assets	89.5	346.7	220.4	160.8
Total assets	344.5	1,334.9	430.4	322.9
Liabilities and Equity
Current liabilities
Trade payables	3.8	14.8	3.9	3.1
Labor and social obligations	4.1	15.9	8.7	4.9
Taxes and contributions payable	0.7	2.6	1.1	0.4
Income taxes payable	4.5	17.3	17.4	2.6
Dividends payable	—	—	10.5	17.8
Advances from customers	1.5	6.0	5.9	1.9
Financial instruments from acquisition of interests	—	—	1.8	4.7
Accounts payable to selling shareholders	0.2	0.8	14.9	8.1
Other liabilities	0.1	0.4	5.5	6.4
Total current liabilities	14.9	57.9	69.7	50.1
Non-current liabilities
Financial instruments from acquisition of interests	6.4	25.0	11.9	25.4
Provision for legal proceedings	0.0	0.1	—	—
Deferred income tax	0.4	1.4	0.1	6.2
Accounts payable to selling shareholders	46.6	180.6	43.1	—
Total non-current liabilities	53.4	207.1	55.0	31.6
Total liabilities	68.4	265.0	124.7	81.7
Equity
Share capital	—	—	55.9	48.5
Capital reserve	281.2	1,089.5	160.7	81.9
Earnings reserves	—	—	82.0	105.5
Share-based compensation reserve	17.4	67.4	7.1	5.2
Accumulated losses	(22.4)	(86.7)	—	—
Equity attributable to equity holders of the parent	276.2	1,070.2	305.6	241.1
Non-controlling interests	(0.1)	(0.3)	0.1	0.1
Total equity	276.1	1,069.9	305.7	241.2
Total liabilities and equity	344.5	1,334.9	430.4	322.9

(1)	For convenience purposes only, amounts in reais as of December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow

	For the Year Ended December 31,
	2018	2018	2017	2016
	US$ millions(1)	R$ millions
Adjusted EBITDA(2)	36.6	142.0	91.1	56.4
Adjusted Net Income(3)	29.0	112.3	66.6	60.3
Free Cash Flow(4)	14.4	55.9	51.3	34.1

(1)	For convenience purposes only, amounts in reais as of December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For a reconciliation between our Adjusted EBITDA and our profit for the year, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation between Adjusted EBITDA and Profit for the Year.”

(3)	For a reconciliation of our Adjusted Net Income, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income from Profit for the Year.”

(4)	For a reconciliation of our Free Cash Flow, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Free Cash Flow from Net Cash Flows from Operating Activities.”

Operating Data

ACV Bookings

	As of March 31,
	2019(1)	2019(2)	2018(3)	2017(4)	2016(5)
	US$ (Except number of enrolled students)(1)	R$ (Except number of enrolled students)
Number of enrolled students	n/a	498,553	405,814	322,031	265,354
Average ticket per student per year	228.2	884.3	793.8	711.9	622.0
ACV Bookings (in millions)(6)	113.8	R$440.9	R$322.1	R$229.3	R$165.1

(1)	For convenience purposes only, amounts in reais as of March 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2019 school year (which we define for purposes of ACV bookings as the period starting in October 2018 and ending in September 2019).

(3)	For the 2018 school year (which we define for purposes of ACV bookings as the period starting in October 2017 and ending in September 2018).

(4)	For the 2017 school year (which we define for purposes of ACV bookings as the period starting in October 2016 and ending in September 2017).

(5)	For the 2016 school year (which we define for purposes of ACV bookings as the period starting in October 2015 and ending in September 2016). Includes the ACV Bookings of SAE, which we acquired in June 2016, for the full year 2016. On a standalone basis, SAE had ACV Bookings for the full year 2016 totaling R$21.5 million and net revenue totaling R$11.9 million. If the acquisition had taken place on January 1, 2016, SAE’s total net revenue would have been R$24.6 million and our total net revenue would have been R$172.7 million.

(6)	We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

As of March 31, 2019, our total number of students enrolled was 498,553, our average ticket per student per year was R$884.3 and our total ACV Bookings were R$440.9 million

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA and Adjusted Net Income to our profit for the years ended December 31, 2018, 2017 and 2016, our most recent directly comparable financial measures calculated and presented in accordance with IFRS, as well as reconciliations between Free Cash Flow and net cash flows from operating activities for the years ended December 31, 2018, 2017 and 2016, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures—Adjusted EBITDA, Adjusted Net Income and Free Cash Flow.”

Reconciliation between Adjusted EBITDA and Profit for the Period / Year

	For the Year Ended December 31,
Adjusted EBITDA reconciliation	2018	2018	2017	2016
	US$ millions(1)	R$ millions
Profit (loss) for the year	(21.4)	(82.9)	43.6	74.4
(+) Income taxes	(4.6)	(18.0)	22.7	18.4
(+/-) Finance result	41.9	162.2	7.9	(45.4)
(+) Depreciation and amortization	5.1	19.6	14.3	5.8
(+) Share of loss of equity-accounted investees	0.2	0.8	0.7	1.1
(+) Share-based compensation plan	15.6	60.3	1.9	2.0
Adjusted EBITDA	36.6	142.0	91.1	56.4

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Reconciliation of Adjusted Net Income from Profit for the Period / Year

	For the Year Ended December 31,
Reconciliation of Adjusted Net Income	2018	2018	2017	2016
	US$ millions(1)	R$ millions
Profit (loss) for the year	(21.4)	(82.9)	43.6	74.4
(+) Share-based compensation plan	15.6	60.3	1.9	2.0
(+) Amortization of intangible assets from business combinations(2)	3.0	11.8	9.6	4.4
(+/-) Changes in fair value of derivative instruments and contingent consideration(3)	33.6	130.4	6.7	(31.7)
(+) Share of loss of equity-accounted investees	0.2	0.8	0.7	1.1
(+) Foreign exchange on cash and cash equivalents	8.9	34.4
(+) Accrued Interest expenses from Acquisitions	2.5	9.8	11.2	0.1
(+/-) Tax effects(4)	(13.3)	(51.5)	(7.1)	9.9
Adjusted Net Income	29.0	112.3	66.6	60.3

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, and (v) non-compete agreement. For further information, see note 13 to our audited consolidated financial statements.

(3)	Refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs, and plus (iii) changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs. For further information, see note 21 to our audited consolidated financial statements.

(4)	Refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, share-based compensation and amortization of intangible assets. For further information, see note 22 to our audited consolidated financial statements.

Reconciliation of Free Cash Flow from Net Cash Flows from Operating Activities

	For the Year Ended December 31,
Reconciliation of Free Cash Flow	2018	2018	2017	2016
	US$ millions(1)	R$ millions
Net cash flows from operating activities	23.8	92.1	62.7	41.2
Acquisition of property and equipment	(1.8)	(6.9)	(5.3)	(1.6)
Acquisition of intangible assets	(7.6)	(29.4)	(6.0)	(5.6)
Free Cash Flow	14.4	55.9	51.3	34.1

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$4.1945 per US$1.00. Overall in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.308 per U.S.$1.00. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

The Central Bank has intervened occasionally in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each day during a monthly period and on the last day of each month during an annual period. As of March 31, 2019, the exchange rate for the selling real/dollar exchange rate was R$3.897 to U.S.$1.00, as reported by the Central Bank. The real/dollar exchange rate fluctuates and, therefore, the selling rate at March 31, 2019 may not be indicative of future exchange rates.

Year	Period-end	Average(1)	Low	High
2014	2.656	2.355	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188

Month	Period-end	Average(2)	Low	High
September 2018	4.004	4.117	4.004	4.188
October 2018	3.718	3.758	3.637	4.027
November 2018	3.863	3.787	3.697	3.893
December 2018	3.875	3.885	3.829	3.933
January 2019	3.652	3.742	3.652	3.860
February 2019	3.738	3.594	3.669	3.776
March 2019	3.897	3.847	3.776	3.968
April 2019 (through April 15, 2019)	3.873	3.859	3.835	3.873

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.

(2)	Represents the average of the exchange rates on the closing of each business day during the month.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Our business, results of operations, financial condition or prospects could be adversely affected if any of these risks occurs, and as a result, the trading price of our common shares could decline. The risks described below are those known to us and those that we currently believe may materially affect us.

Certain Factors Relating to Our Business and Industry

We face significant competition in each program we offer and each geographic region in which we operate. If we experience increasing consolidation in the K-12 school industry in Brazil or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.

We compete directly with private education platform providers and indirectly with certain traditional educational content providers. Our competitors may begin to offer educational solutions similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, or charge lower fees. To compete effectively, we may be required to reduce our fees that we charge partner schools or increase our operating expenses in order to retain partner schools or attract new schools or to pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that a migration from traditional education content providers to education platform providers will be successful in the future, or that we will be able to compete successfully against our current or future competitors. Moreover, at present, there have been certain isolated cases of market consolidation in the K-12 industry in Brazil. In the event that such industry consolidation intensifies, a trend that has been and is currently taking place in the post-secondary education industry in the country, we may face increasing levels of competition in the markets in which we operate. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease and we may be adversely affected.

We may not be able to update, improve or offer the content of our existing educational platform on a cost-effective basis.

Our educational platform is designed to offer a complete suite of turnkey curriculum solutions intended to prepare the primary and secondary education students at our partner schools to sit the National Exam for the Assessment of Student Performance (Exame Nacional de Desempenho de Estudantes), or ENADE, which is used by the Brazilian Education Ministry (Ministério da Educação), or MEC, to evaluate and grade our partner schools and their students, and the ENEM (National High School Exam, equivalent to the Gaokao), for entry into post-secondary educational institutions. To differentiate ourselves and remain competitive, we must continually update our content and develop new educational solutions, including through the adoption of new technological tools to deliver our content. Updates to our current content and the development of new educational solutions may not be readily accepted by our partner schools, their students or by the market. Also, we may not be able to introduce new educational solutions at the same pace as our competitors or at the pace required by the labor market. If we do not adequately modify our educational platform in response to market demand, whether due to financial restrictions, technological changes or otherwise, our ability to attract new schools and retain partner schools may be impaired and we may be materially adversely affected.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of partner schools, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, SAS, SAE and International School, has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of partner schools, which is in turn critical to our business. We rely heavily on the efforts of our sales force and our marketing channels, including online advertising, search engine marketing, social media and word-of-mouth. Failure to maintain and enhance the recognition of our brands could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts and the training of our sales force in recent years, but we cannot assure you that these efforts will be successful. Our ability to attract new partner schools depends not only on investment in our brand, our marketing efforts and the success of our sales force, but also on the perceived value of our services versus competing alternatives among our client base. In addition, a failure by our clients to distinguish between our brands and the different content that they provide may result in a reduction in sales volume and revenue, margins or market share of one of our brands at the expense of the others. If our marketing initiatives are not successful or become less effective, if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, we may not be able to attract new partner schools successfully or efficiently, and our business and results of operations may be materially and adversely affected.

In addition, if any partner school using our educational platforms engages in unlawful activities or uses our educational platforms in an unauthorized manner, the general public may associate such school’s behavior with our brand, generating negative publicity that may adversely affect our reputation.

If we continue to grow, we may not be able to appropriately manage the expansion of our business and staff, the increased complexity of our software and platforms, or grow in our addressable market.

We are currently experiencing a period of significant expansion and are facing a number of expansion-related issues, such as the acquisition and retention of experienced and talented personnel, cash flow management, corporate culture and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

We must constantly update our software and platform, enhance and improve our billing and transaction and other business systems, and add and train new software designers and engineers, as well as other personnel to accommodate the increased use of our platform and the new solutions and features we regularly introduce. This process is time intensive and expensive, and may lead to higher costs in the future. Furthermore, we may need to enter into relationships with various strategic partners other online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins.

We cannot assure you that our current and planned platform and systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our current expansion has placed a significant strain on management and on our operational and financial resources, and this strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

An increase in delays and/or defaults in the payment of amounts owed to us by partner schools may adversely affect our income and cash flow.

We depend on the full and timely payment of the amounts owed to us by partner schools. Our partner schools may face financial difficulties, and in certain cases, insolvency or bankruptcy. An increase in payment delinquency or default by partner schools may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations, and in certain circumstances, we may, at no cost to us, decide to terminate our contracts with such partner schools, increasing our attrition rates. Our allowance for doubtful accounts expenses as a percentage of our net revenue was 2.5%, 2.1% and 3.5% for the years ended December 31, 2018, 2017 and 2016, respectively.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, adversely affecting our business, financial condition and results of operations.

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to the number of months in a fiscal quarter that our partner schools are fully operational and serving students. Our main deliveries are shipped to partner schools in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March). Furthermore, the materials we deliver in the fourth quarter are used by our partner schools for the following school year, and as such, our fourth quarter results reflect the growth in the number of our students from one school year to another, leading to generally higher revenues in our fourth quarter compared to the preceding quarters in each fiscal year. Consequently, in aggregate, the seasonality of our revenues has generally produced higher revenues in the first and fourth quarters of our fiscal year. In addition, we bill partner schools and collect the sales we charge them in the first half of each academic collections year, generally resulting in a higher cash position in the first half of each fiscal year relative to the second half of each fiscal year.

A significant portion of our expenses are also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

Accordingly, we expect quarterly fluctuations in our revenues and operating results to continue. These fluctuations could result in volatility and adversely affect our liquidity and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position.

Our working capital needs have increased, and may continue to increase for the near future. We have historically relied on our cash flow generation to satisfy our working capital needs. If we do not increase our cash flow generation or gain access to additional capital, whether through a line or credit or other sources of capital, which may not be available on satisfactory terms or in adequate amounts, then our cash and cash equivalents may decline, which will have an adverse impact upon our liquidity and capital resources. We expect our working capital needs to increase as our business expands. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which may harm our business, financial condition and results of operations.

The sales cycle of our business may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity from year to year, adversely affecting our business, financial condition and results of operations.

Our platform has evolved into a complex solution. The adoption of our platform by partner schools requires us to first build a high level of trust and confidence in our solutions, which can only be achieved by demonstrating a proven track record of success and quality, while constantly monitoring client satisfaction and feedback.

We have a lead time (which we define as the period from the moment of first contact to the execution of a contract) for the acquisition of new partner schools, and we typically enter into contracts with new partner schools within one year from the moment of first contact, which requires a series of interactions and constant contact, including dedicated sessions for experimentation with our platform and testing, events aimed at target partner schools, product journeys and guided visits to our business units, and industry fair exhibits. Accordingly, we expect quarterly fluctuations in our cash flows. These fluctuations could result in annual volatility and adversely affect our liquidity. As our business grows or if our business stops growing and we lose clients, these fluctuations may become more pronounced.

We do not currently control some of our acquired technologies, which could adversely affect our ability to develop and commercialize our products.

We acquire interests in third parties for the expansion, development or commercialization of our products. To date, we have acquired a 25% interest in WPensar, a company engaged in the development and licensing of school management systems software, with an option to acquire the remaining 75% of its outstanding share capital between 2020 and 2021. We have also acquired an 8.05% interest in Geekie, a company that provides adaptive assessment and learning products, as well as develop and license educational software, with an option to acquire the remaining 91.95% of its outstanding share capital in May 2022. We do not currently have a controlling interest in these companies and any disagreements or disputes with these or other companies where we have a minority interest could adversely affect our ability to develop and commercialize our products and in turn, our financial condition and results of operations. To date, we have not directly implemented the technologies related to these investments in our educational platform, but we may do so in the future. The failure to continue any investment arrangement or to resolve disagreements with current or future companies where we have a minority interest could materially and adversely affect our ability to transact the business that is the subject of such investment arrangement, which would in turn negatively affect our financial condition and results of operations.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We are currently evaluating possible acquisition opportunities, and we may from time to time submit non-binding proposals or acquire or invest in complementary companies or businesses, as part of our strategy to expand our operations, including through acquisitions or investments that may be material in size and/or of strategic relevance. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter into or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to integrate successfully the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may harm our operating results. We may also require approval from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, or other regulatory authorities, in order to conduct certain acquisitions or investments.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing to complete any potential acquisition and implement our expansion plans, our growth strategy may be adversely affected.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives, certain members of our board of directors or key managers, including Ari de Sá Cavalcante Neto, our chief executive officer and founder, and Oto Brasil de Sá Cavalcante, our chairman, could have a material adverse effect on our business, financial condition and results of operations. Our business is particularly dependent on our chairman, who is also our controlling shareholder. We currently do not carry any key man insurance.

The ability to attract, recruit, retain and develop qualified employees is critical to our success and growth.

In order for us to successfully compete and grow and increase the number of partner schools, we must attract, recruit, retain and develop the necessary personnel who can provide the required expertise across the entire spectrum of our high-quality educational content needs, including with respect to sales and marketing. While a number of our key personnel have substantial experience with our operations, we must also develop succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. In particular, we may not achieve anticipated revenue growth from expanding our sales and marketing teams if we are unable to attract, develop and retain qualified sales and marketing personnel in the future.

Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Any increase in the attrition rates of students in our partner schools may adversely affect our results of operations.

We believe that the attrition rates at our partner schools are primarily related to the personal motivation and financial situation of their current and potential students, as well as to socioeconomic conditions in Brazil. Significant changes in projected student attrition rates and/or failure to re-enroll may affect the enrollment numbers of our partner schools, as well as their ability to recruit and enroll new students, each of which may have a material adverse effect on our projected revenues and our results of operations.

We may face restrictions and penalties under the Brazilian Consumer Protection Code in the future.

Brazil has a series of strict consumer protection laws, referred to collectively as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. Although we are a B2B2C business, some parents may allege that we are directly liable for any problems in our solution and try to assess us based upon the Consumer Protection Code.

These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or PROCONs), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or SENACON). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or TAC).

Brazilian public prosecutors may also commence investigations of alleged violations of consumer rights and require companies to enter into TACs. Companies that violate TACs face potential enforcement proceedings and other potential penalties such as fines, as set forth in the relevant TAC. Brazilian public prosecutors may also file public civil actions against companies who violate consumer rights or competition rules, seeking strict adherence to the consumer protection laws and compensation for any damages to consumers. In certain cases, we may also face investigations and/or sanctions by the CADE, in the event our business practices are found to affect the competitiveness of the markets in which we operate or the consumers in such markets.

Our success depends on our ability to monitor and adapt to technological changes in the education sector and maintain a technological infrastructure that works adequately and without interruption.

Information technology is an essential factor of our growth given that we deliver content through an integrated online educational platform. Our information technology systems and tools may become obsolete or insufficient, or we may have difficulties in following and adapting to technological changes in the education sector. Moreover, our competitors may introduce better products or platforms. Our success depends on our ability to efficiently improve our platform while developing and introducing new features that are accepted by schools (including our partner schools) and their students.

Additionally, a failure to upgrade our technology, features, content, security infrastructure, network infrastructure, or other infrastructure associated with our platform could harm our business. Adverse consequences could include unanticipated disruptions, slower response times, bugs, degradation in levels of customer support, impaired quality of users’ experiences of our educational platform and delays in reporting accurate financial information.

In addition, we face risks associated with unauthorized access to our systems, including by hackers and due to failures of our electronic security measures. These unauthorized entries into our systems can result in the theft of proprietary or sensitive information or cause interruptions in the operation of our systems. As a result, we may be forced to incur considerable expenses to protect our systems from electronic security breaches and to mitigate our exposure to technological problems and interruptions.

Our business depends on our information technology infrastructure functioning properly and without interruptions. Several problems regarding our information technology structure, such as viruses, hackers, system interruptions and other technical difficulties may have a material adverse effect on us and our business.

We recently engaged a third party consultant to conduct a risk and vulnerability assessment of our cybersecurity infrastructure. The third party report made the following key recommendations: (1) establish asset controls and create application lists to monitor and mitigate malware infection risk; (2) establish data-loss prevention measures for our hardware and servers; (3) develop a model to access and manage data through automation and controls of user profile information; (4) build an audit and event-log infrastructure throughout our software platforms to help us monitor potential cybersecurity breaches; (5) introduce scheduled routine infrastructure intrusion tests to verify the adequacy of our systems; (6) create background procedures to protect secure access to our video applications; and (7) establish a cybersecurity training and awareness program for our employees. We are currently implementing the recommendations and intend to conclude their implementation by the second half of 2020.

Our revenue derives from the contract fees per student that we generate from the sales of our educational content to our partner schools. Any disruption in our relationship with our partner schools may materially adversely affect us.

Our network of partner schools to which we make available our educational platform and to which we supply the related educational materials comprises 1,462 partner schools as of December 31, 2018. Our net revenue was R$381.0 million and R$244.4 million for the years ended December 31, 2018 and 2017. We typically enter into contracts with our partner schools for three-year terms, which contemplate penalties ranging between 20% and 100% of the remaining total value of the contract in the event of termination. In addition, we also rely in part on existing partner school referrals to attract new partner schools. Accordingly, maintaining a good relationship with our partner schools and developing new relationships and expanding our network of partner schools are essential to the success of our business. We may also not be able to renew our contracts with our partner schools, including as a result of new leadership in our partner schools deciding to discontinue the use or expansion of our educational platform in their curriculum. Any deterioration in our relationship with our partner schools, and any early termination of, or a failure to renew, our contracts with our partner schools may harm our image, impair our ability to pursue our growth strategy, and materially adversely affect our business, our operating and financial results and our cash flows.

To support our growth and to help us retain our clients, we have a dedicated sales support team that provides pedagogical assistance to partner schools and helps them train students and teachers to fully engage with the features of our platform, in order to maximize their results from using our solutions. Our pedagogical support team also make visits and perform field work for these purposes, building rapport and strengthening our ties with our partner schools. If we fail to provide efficient and effective customer support, or to maintain our customer support standards as our business grows, our ability to maintain and grow our operations may be harmed and we may need to hire additional support personnel, which could harm our results of operations.

Increases in the price of certain inputs used to produce our printed educational materials and increases in the fees of our third-party printer providers may materially affect us.

Increases in the price of the inputs used for editing and publishing the materials related to our educational platform, particularly the price of paper, the cost of printing services and publishing, as well as increases in the fees of our third-party printer providers, which produce our printed educational materials, could adversely affect our results, if we are not able to fully pass these cost increases onto our partner schools.

Paper and postage prices are difficult to predict and control. Paper is a commodity and its price may be impacted by fluctuations in foreign exchange rates and commodities prices, and can be subject to significant volatility. Our third-party printer providers have adjusted their fees to account for changes in prevailing market prices of their inputs, especially paper. Though we have historically been able to realize favorable pricing through volume discounts, particularly as a result of our significant recent growth, no assurance can be provided that we will be able to continue to realize favorable printing and publishing pricing. We cannot predict with certainty the magnitude of future price changes for paper, postage, and printing and publishing in general. Further, we may not be able to pass such increases on to our partner schools.

We may not be able to pass on increases in our costs by adjusting the contract fees we charge our partner schools.

Our primary source of income is the payments we receive from our partner schools in connection with the contract fees per student that we charge them to use our educational platform. For the year ended December 31, 2018, operation, sales and corporate personnel expenses represented 30.9% and third-party services expenses represented 4.4% of our total costs and expenses for the period. Personnel costs are adjusted periodically using indices that reflect changes in inflation levels. Personnel costs are also adjusted annually as a result of customary annual employee salary adjustments in line with inflation. If we are not able to transfer any increases in our costs to partner schools by increasing the contract fees per student that we charge them, our operating results may be adversely affected.

Any change or review of the tax treatment of our activities, or the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.

We benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which establishes a zero rate for the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of books is also exempt by the Brazilian constitution from Brazilian municipal taxes, Brazilian services tax (Imposto Sobre Serviços, or ISS) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS). If the Brazilian government or any Brazilian municipality or tax authority decides to change or review the tax treatment of our activities, or cancel or reduce the tax benefit applied on the sale of goods (including digital books and e-readers) and/or challenge it, and we are unable to pass any cost increase onto our partner schools, our results may be materially adversely affected.

If we are unable to maintain consistent educational quality throughout our partner schools network, including the education materials we provide to our partner schools, we may be adversely affected.

The quality of our academic curricula is a key element of the quality of the educational platform we provide. We cannot assure you that we will be able to develop academic curricula for our educational platform with the same levels of excellence as existing curricula and meeting the requirements of the Base Nacional Comum Curricular, or the BNCC (established by Law No. 9,394 dated December 20, 1996), to which we are currently subject, or meeting the requirements of our partner schools. Deficiencies in the quality of academic curricula for our educational platform and the requirements of the BNCC may have a material adverse effect on our business.

In addition, our partner schools and their students are regularly evaluated and graded by the MEC. If our partner schools’ campuses, programs or students receive lower scores from the MEC than in previous years in any of their evaluations, including the IDEB (National Index for Basic Education) and the ENEM, or if there is a decline in our partner schools students’ acceptance rates at prestigious post-secondary schools, we may be adversely affected by perceptions of decreased educational quality of our educational platform, which may negatively affect our reputation and, consequently, our results of operations and financial condition.

We may become subject to various laws and regulations applicable to educational platform providers, and failure to meet such future laws and regulations could harm our business.

Currently, we are subject to the requirements of the BNCC, and we are not regulated by the MEC nor are we subject to any government regulations that are imposed by the CNE, or by the Primary and Secondary Education Board (Câmara de Educação Básica), or CEB. Should we become subject to the supervision and regulation of the MEC or any other authority or any government laws and regulations imposed by the CNE or the CEB or any other authority, we may be required to meet certain legal and regulatory requirements that may be imposed on our operations, including, but not limited to, MEC accreditation or re-accreditation requirements for our educational platform, which may adversely affect us. We may be adversely affected by changes in the laws and regulations applicable to educational platform providers, particularly by changes that impose accreditation and re-accreditation requirements on educational platforms and impose certain academic requirements for educational platform courses and curricula. In addition, we may be materially adversely affected if we are unable to obtain these authorizations and accreditations in a timely manner or if we cannot introduce new features to our educational platform as quickly as our competitors.

The quality of the pedagogical content we deliver to our clients is significantly dependent upon the quality of our editors, publishers and purchased content.

The educational materials we provide are a combination of content developed by our internal production team and content purchased from certain publishers in our market. Our editorial team is responsible for producing our materials, working in conjunction with our EdTech team, to implement additional features and technology delivery. Our content production process requires significant coordination among different teams as well as qualified personnel with appropriate skill sets to ensure the quality of our pedagogical content is maintained. We may not be able to retain, recruit or train qualified employees or obtain pedagogical content that meets our standards. Delays in the delivery of content purchased from authors may have a severe impact on our annual content creation schedule. Additionally, a shortage of qualified editors, employees, publishers or suitable purchased content or a decrease in the quality of produced or purchased content, whether actual or perceived, or a significant increase in the cost to engage or retain qualified personnel or acquire content, would have a material adverse effect on our business, financial condition and results of operations.

We utilize third-party logistics service providers for the shipping of all of our collections of printed teaching materials. The successful delivery of our materials to our clients depends upon effective execution by our logistics team and such service providers. Any material failure to execute properly for any reason, including damage or disruption to any service providers’ facilities, would have an adverse effect on our business, financial condition and results of operations.

The delivery of printed books to schools is a seasonal activity, with a cycle beginning with the creation and revision of content generally from April to July, the purchase of printing services from August to October, and delivery from November to January. We have expanded our operations rapidly since our inception. As our size increases, so does the size and complexity of our logistics operation.

There is a high volume of deliveries in November and December, requiring significant involvement in inventory/demand management and relationship and planning alongside the printers. In an industry where one of the most valued indicators by the schools is the timely delivery of printed materials, failure to meet deadlines, inadequate logistical planning, disruptions in distribution centers, deficient inventory management, and failure to meet client requirements may damage our reputation, increase returns of our materials or cause inventory losses and negatively impact our gross margins, results of operations and business.

Substantially all of the inventory for our printed teaching materials is located in warehouse facilities leased and operated by us and then delivered by a third-party shipping company that handles shipping of all physical learning materials. If our logistics service providers fail to meet their obligations to deliver teaching materials to partner schools in a timely manner, or if a material number of such deliveries are incomplete or contain assembly errors, our business and results of operations could be adversely affected. Furthermore, a natural disaster, fire, power interruption, work stoppage or other unanticipated catastrophic event, especially during the period from August through October when we are awaiting receipt of most of the curriculum materials for the school year and have not yet shipped such materials to partner schools, could significantly disrupt our ability to deliver our products and operate our business. If any of our material inventory items, warehouse facilities or distribution centers were to experience any significant damage, we would be unable to meet our contractual obligations and our business would suffer.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of December 31, 2018, we did not have issued patents or patent applications pending in or outside Brazil. We are party to approximately 2,703 agreements with third-party authors with respect to educational content, for indefinite terms. We own 47 trademark registrations. As of December 31, 2018, we owned 62 registered domain names in Brazil. We also have a number of pending trademark applications in Brazil and the U.S. (126 in Brazil and 3 in the U.S., as of December 31, 2018) and unregistered trademarks that we use to promote our brand. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “Arco Educação” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

•	our intellectual property and proprietary rights will provide competitive advantages to us;

•	our competitors or others will not design around our intellectual property or proprietary rights;

•	our ability to assert our intellectual property or proprietary rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	our intellectual property and proprietary rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;

•	any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•	we will not lose the ability to assert our intellectual property or proprietary rights against or to license our intellectual property or proprietary rights to others and collect royalties or other payments.

If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract customers may be adversely affected.

We may in the future be subject to intellectual property claims, which are costly to defend and could harm our business, financial condition and operating results.

Because of the large number of authors that participate in our publications, from time to time, third parties may allege in the future that we or our business infringes, misappropriates or otherwise violates their intellectual property or proprietary rights, including with respect to our publications. Many companies, including various “non-practicing entities” or “patent trolls,” are devoting significant resources to developing or acquiring patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the Internet. We have not exhaustively searched patents related to our technology. In addition, the publishing industry has been, and we expect in the future will continue to be, the target of counterfeiting and piracy. We may implement measures in an effort to protect against these potential liabilities that could require us to spend substantial resources. Any costs incurred as a result of liability or asserted liability relating to sales of unauthorized or counterfeit educational materials could harm our business, reputation and financial condition.

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We have in the past and may in the future receive such communications, which we assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out-of-court by electing to pay royalties or other fees for licenses. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, including partially or fully revise any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other action to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or brand, our business and our competitive position may be affected adversely and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

Most of our services are provided using proprietary software and our software is mainly developed by our employees, who do not specifically assign to us their copyrights over the software. In this regard, though applicable law establishes that employers shall have full title over rights relating to software developed by their employees, we could be subject to lawsuits by former employees claiming ownership of such software. As a result, we may be required to obtain licenses of such software, incurring costs relating to payments of royalties and/or damages and we may be forced to cease the use of such software. If we are unable to use certain of our proprietary software as a result of any of the foregoing or otherwise, this could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to illegal or improper uses of our educational platform, which could expose us to additional liability and harm our business.

Our educational platform is susceptible to unauthorized use, copyright violations and unauthorized copying and distribution (whether by students, schools or otherwise), theft, employee fraud, and other similar breaches and violations. These occurrences may potentially harm our business and consequently negatively impact our results of operations. Additionally, we may be required to employ a significant amount of resources to combat such occurrences and identify those responsible.

Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our suppliers, commercial practices, students, faculty members, as well as environmental, competition, government agencies and tax authorities, particularly with respect to civil, tax and labor claims. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise as a result of these or other proceedings. Even if we adequately address issues raised by any inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims. Adverse decisions in material legal, arbitrational or administrative proceedings, even if such proceedings are without merit, may adversely affect our reputation, results of operations and the price of our Class A common shares.

We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive or if Brazil imposes legal restrictions on dividend distributions by subsidiaries.

We control a number of subsidiary companies in Brazil that carry out our business activities. Our ability to comply with our financial obligations and to pay future dividends, if any, to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay future dividends or interest on shareholders’ equity, if any, to our shareholders, or that the new Brazilian federal government elected in October 2018 will not impose legal restrictions or tax payments on dividend distributions by our subsidiaries.

We and our subsidiaries may be held directly or indirectly responsible for labor claims resulting from the actions of third parties, including independent contractors and service providers.

To meet the needs of our partner schools and offer greater comfort and quality in all areas and aspects of our activities, we depend on service providers and suppliers for a variety of services. We may be adversely affected if these third-party service providers and suppliers do not meet their obligations under Brazilian labor laws. In particular, according to Brazilian law we may be liable to the employees of these service providers and suppliers for labor obligations of these service providers and suppliers, and may also be fined by the relevant authorities. If we are held liable for such claims, we may be adversely affected.

We operate in markets that are dependent on Information Technology (IT) systems and technological change. Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact our revenues and reputation.

We use complex IT systems and products to support our businesses activities, including customer-facing systems, back-office processing and infrastructure. We face several technological risks associated with online product service delivery, information technology security (including virus and cyber-attacks), e-commerce and enterprise resource planning system implementation and upgrades. Our plans and procedures to reduce risks of attacks on our system by unauthorized parties may not be successful. Thus, our businesses could be adversely affected if our systems and infrastructure experience a failure or interruption in the event of future attacks on our system by unauthorized parties.

We rely upon a third-party data center service provider to host certain aspects of our platform and content and any disruption to, or interference with, our use of such services, could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation and harming our business.

We utilize data center hosting facilities from a global third-party service provider to make certain content available in our platform. Our operations depend, in part, on our provider’s ability to protect its facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. The occurrence of spikes in user volume, traffic, natural disasters, acts of terrorism, vandalism or sabotage, or a decision to close a facility without adequate notice, or other unanticipated problems at our provider’s facilities could result in lengthy interruptions in the availability of our platform, which would adversely affect our business.

Failure to prevent or detect a malicious cyber-attack on our systems and databases could result in a misappropriation of confidential information or access to highly sensitive information.

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, schools, customers, students and parents and legal guardians. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. A breach could result in a devastating impact on our reputation, financial condition or student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties and loss of existing or future business.

Failure to comply with data privacy regulations could result in reputational damage to our brands and adversely affect our business, financial condition and results of operations.

Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals. Failure to adequately protect personally identifiable information could potentially lead to penalties, significant remediation costs, reputational damage, the cancellation of existing contracts and difficulty in competing for future business. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels.

A material weakness in our internal control over financial reporting has been identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses as of December 31, 2018. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relates to insufficient accounting resources and processes to fully comply with reporting and compliance requirements of IFRS and the U.S. Securities and Exchange Commission, or the SEC, and to IT general controls that make us continue using of manual processes as a result of the implementation and monitoring of controls in our enterprise resource planning (ERP) system.

We plan to adopt several measures that will improve our internal control over financial reporting, including increasing the depth and experience within our accounting and finance team, designing and implementing improved processes and internal controls, implementing formal access and change controls to our systems and make changes to our information technology systems, and retaining outside consultants with extensive technical expertise. Some of these measures are already being adopted, in connection with a project to prepare the company for the upcoming adoption of Section 404 of the Sarbanes-Oxley Act, and will be worked extensively through 2019. However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Under the current rules of the SEC starting in 2019 we will be required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess the effectiveness of our internal controls. Our testing may reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

Neither we nor our independent registered public accounting firm have performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as our independent registered public accounting firm will be required to do once we cease to be an emerging growth company. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Certain Factors Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic, political and social instability;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices, including prices of paper and ink;

•	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in primary and secondary education in the future; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results, and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating results —Brazilian Macroeconomic Environment.”

The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment, and weak macroeconomic conditions in Brazil are expected to continue. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato”, have negatively impacted the Brazilian economy and political environment. In August 2016, the Brazilian Senate approved the removal of Dilma Rousseff, Brazil’s then-President, from office, following a legal and administrative impeachment process for infringing budgetary laws. Michel Temer, the former Vice-President, who had previously assumed the interim presidency of Brazil in a caretaker capacity since the former President’s suspension in May, was sworn in by the Brazilian Senate to serve out the remainder of the presidential term which ended in December 2018. Presidential elections took place in October 2018, and the election of Jair Bolsonaro as president could significantly change the course of the ongoing fiscal reforms and the economic policies being undertaken. Uncertainty about the new president’s ability to adoption and implement new policies may reduce investor and market confidence, and as a result we are unable to predict the country’s political and economic direction in coming years.

The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

In addition, political demonstrations in Brazil over the last few years have affected the development of the Brazilian economy and investors’ perceptions of Brazil. For example, street protests, which started in mid-2013 and continued through 2016, demonstrated the public’s dissatisfaction with the worsening Brazilian economic condition (including an increase in inflation and fuel prices as well as rising unemployment), and the perception of widespread corruption. Moreover, in October 2018, elections were held in Brazil for the following public offices: members of the federal house of representatives, members of the state houses of representatives, two-thirds of the senators, governors and the presidency, in which Jair Bolsonaro was elected president. Jair Bolsonaro began his term at the beginning of 2019. Furthermore, uncertainty over whether the acting Brazilian government will implement changes in policy or regulation in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the securities offered by companies with significant operations in Brazil. We cannot predict which policies the new president of Brazil may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on us or the price of our Class A common shares.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our Class A common shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares.

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 3.75%, 2.9% and 6.3% in 2018, 2017 and

2016, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 13.75% as of December 31, 2016 to 6.50% as of December 31, 2018, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM). On February 7, 2018, the Monetary Policy Committee reduced the SELIC rate to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The Monetary Policy Committee reconfirmed the SELIC rate of 6.50% on May 16, 2018 and subsequently on June 20, 2018. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 47.0% at year-end 2015 as compared to year-end 2014, and by 13.4% at year-end 2014 as compared to year-end 2013. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2017. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.

On the other hand, an appreciation of the real relative to the U.S. dollar and other foreign currencies may deteriorate the Brazilian foreign exchange current accounts. We and certain of our suppliers purchase goods and services from countries outside Brazil, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods and services that we purchase. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013 but decreasing to 0.5% in 2014, a contraction of 3.8% in 2015, a contraction of 3.6% in 2016, growth of 1.0% in 2017 and a growth of 1.1% in 2018. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. On January 20, 2017, Donald Trump became the President of the United States. We have no control over and cannot predict the effect of Donald Trump’s administration or policies. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative.

•	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s maintained Brazil’s credit rating at Ba2 but revised outlook from negative to stable, which it maintained in September 2018, citing expectations of further cuts to government spending.

•	Fitch initially downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s rapidly expanding budget deficit and the worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently the prices of securities offered by companies with significant operations in Brazil have been negatively affected.

The full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. We cannot assure you that the rating agencies will maintain their current ratings or outlooks, and such changes could increase our funding costs and adversely affect our results of operations. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Factors Relating to Our Class A Common Shares

The Founding Shareholders, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents 92.4% of the voting power of our issued share capital, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2018, the Founding Shareholders control our company and do not hold any of our Class A common shares, but beneficially own 54.8% of our issued share capital through their beneficial ownership of all of our outstanding Class B common shares, and consequently, 92.4% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, the Founding Shareholders will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. They will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, the Founding Shareholders may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. The Founding Shareholders’ decisions on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

So long as the Founding Shareholders continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control our decisions. For example, if our Class B common shares amounted to 15% of our outstanding common shares, beneficial owners of our Class B common shares (consisting of the Founding Shareholders), would collectively control 63.8% of the voting power of our outstanding common shares. If the Founding Shareholders sell or transfer any of their Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if the Founding Shareholders sell or transfer them means that the Founding Shareholders will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that they retain. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Item 10. Additional Information—B. Memorandum and articles of association.”

Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares.

Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain our control in a tender offer or similar transactions.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Class A common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and has temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with the Founding Shareholders; this will limit or preclude your ability to influence corporate matters.

Each Class A common share, entitles its holder to one vote per share, and each Class B common share will entitle its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (comprised of the Founding Shareholders) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Arco (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Arco pursuant to our Articles of Association).

Future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions, such as certain transfers effected to permitted transferees or for estate planning or charitable purposes. The conversion of Class B common shares to Class A common shares will have the effect, over time, of increasing the relative voting power of those holders of Class B common shares who retain their shares in the long term.

In light of the above provisions relating to the issuance of additional Class B common shares, the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; as well as the ten-to-one voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and articles of association—Voting Rights.”

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item. 16G Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Cayman Islands laws and regulations that are applicable to Cayman Islands companies. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB, (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the price of our Class A common shares may be more volatile.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we will, follow home country practice in lieu of the above requirements. See “Item 16G Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our Class A common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles of Association, by the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.

The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholders and the general macroeconomic environment in Brazil, among other risks.

Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•	have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;

•	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;

•	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;

•	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and

•	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and development of the company

We were founded in 2004. However, our history goes back to 1941, when the grandfather of our CEO and founder, Ari de Sá Cavalcante Neto, acquired a small school in downtown Fortaleza. Over decades, the school grew into a large educational group with several branches providing K-12 education to over 7,000 students becoming recognized by its quality nationally and for successfully preparing students for the most rigorous national and international college admission exams for admission into institutions such as Massachusetts Institute and Technology, Stanford University and Princeton University, and national and international science competitions such as the International Physics Olympiad (IPhO), the International Mathematical Olympiad (IMO) and the International Chemistry Olympiad (IChO).

Colégio Ari de Sá developed a proprietary educational methodology aimed at improving student academic performance. The methodology is based on instilling discipline and a culture of hard work, stimulating students to develop a study routine and to demonstrate a proactive and considerate attitude toward their learning habits.

In 2004, our CEO and founder, Ari de Sá Cavalcante Neto, decided to start an independent company exclusively focused on content and technology for K-12 schools, SAS. The SAS method was created with the aim of offering it as a solution to private schools across Brazil. Our system uses technology as a powerful tool to promote improvements in student performance. This is achieved, in part, by allowing students to prepare for class in advance by using our platform’s video lessons, homework tools and daily class reviews, as well as our practical workbooks with class-specific content, homework and performance reports. The SAS method is based on the concept of personalized and adaptive learning, aimed at providing tailored education to each student according to his or her individual needs, with concentration on the main areas in need of improvement, which manifests in higher levels of academic achievement.

Since 2015, we have been investing in technology and our printed methodology has evolved into an educational platform capable of delivering its curriculum content in both printed and digital format. It has also evolved into a robust omni-channel platform, capable of delivering the entire K-12 curriculum in both printed and digital format, with lecturettes featuring expert, on-screen teachers and tailored assignments and assessments to engage students and ensure subject-area mastery across all grades.

With this integrated approach, students can track their progress and performance, teachers have access to real-time data to evaluate students and personalize their teaching, and school administrators have access to their school’s performance both on absolute and comparative terms.

Since our founding through 2019, we have achieved a compound annual growth rate, or CAGR (defined as the compounded average annual rate of growth between two periods) of 48% in terms of number of students, as shown in the chart below.

With an asset-light and highly scalable business model that emphasizes operating efficiency and profitability, we were able to grow the number of students served at a 48% CAGR since 2006, reaching a total of 498,553 students served in 2019, combining organic growth, strategic investments and acquisitions to grow our K-12 education exposure. These initiatives have helped us identify new business potential to enhance our overall growth prospects, such as education IT systems (WPensar), supplemental instruction content (International School) and digital-native content platform (Geekie).

On September 25, 2018, the registration Statement on Form F-1 (File No 333-7007) relating to our initial public offering of our class A common shares was declared effective by the SEC. On September 25, 2018, we commenced our initial public offering. On September 28, 2018 we closed our initial public offering, pursuant to which we issued and sold 12,777,777 Class A common shares for an aggregate price of US$223,611,098 (R$895.2 million).

Following a decade of growth, and our initial public offering in 2018, we are excited about the future and how technological advances can impact education. We believe that students are increasingly looking for modern, dynamic and client oriented educational platforms and that our tech-enabled approach is positioned to deliver a variety of content and provide a new learning experience that is more effective, personal, engaging and enjoyable.

Acquisitions

In December 2016, we acquired a 6.54% interest in Geekie, an entity that provides technology for adaptive assessment and learning products and engages in the production, development and licensing of software tailored to the specific requirements of education sector customers. Pursuant to the share purchase agreement dated as of December 8, 2016, as part of our acquisition of our initial 6.54% interest in the share capital of Geekie, we contracted for put and call options to acquire the remaining 93.46% of the outstanding share capital of Geekie in May 2022. On July 3, 2018, we acquired an additional 1.51% interest in the share capital of Geekie, increasing our total interest to 8.05%. For further information, see note 11 to our audited consolidated financial statements.

In June 2016, we acquired a 70% interest in the share capital of SAE. In October 2017, we acquired the remaining 30% in the share capital of SAE. As of December 31, 2018, we held a 100% interest in the share capital of SAE.

In December 2015, we acquired a 40% interest in the share capital of International School. In January 2017, we acquired an additional 11.48% interest in the share capital of International School. As of December 31, 2018, we held a 51.48% controlling interest in the share capital of International School. Pursuant to an investment agreement between EAS Brazil and the seller, as part of our acquisition of our current 51.48% interest in the share capital of International School, we contracted for put and call options to acquire (i) a further 25% of the outstanding share capital of International School between January 1, 2020 and April 30, 2020, and (ii) the remaining 23.52% of the outstanding share capital of International School between January 1, 2021 and April 30, 2021, in each case at a purchase price to be calculated based on the EBITDA of International School. To the extent EAS Brazil approves its IPO, the seller’s option is accelerated and becomes exercisable at any time and the seller may, at its discretion, require us to acquire the remaining 48.52% interest in the share capital of International School. We have estimated the impact of this obligation in our consolidated financial statements based on the most liquid option, which assumes that the full amount is paid in cash. The seller may, at its discretion, require us to pay the purchase price either (i) in cash, or (ii) in cash, with up to 50% of the purchase price with EAS Brazil shares calculated according to the same EBITDA multiple, which could result in a materially different accrued liability. For further information, see note 4 to our audited consolidated financial statements.

In April 2015, we acquired a 99.99% interest in Editora e Livraria Alegre POA Ltda., a content provider to upper and middle income private schools in Brazil. In June 2015, we acquired a 99.99% interest in Material Didático Desterro Ltda., a content provider to upper and middle income private schools in Brazil. In September 2017, we acquired a 100% interest in NS Educação Ltda., or NS Educação. NS Educação is an educational content provider to middle class private schools in Brazil.

In April 2015, we acquired a 25% interest in WPensar, a company that develops and licenses school management systems software. Pursuant to the shareholder agreement entered into in connection with the acquisition, we have an option to acquire the remaining 75% of the outstanding share capital of WPensar between July 10, 2020 and July 10, 2021, and the sellers have a put option that requires us to acquire such outstanding share capital between July 10, 2021 and July 10, 2022. To the extent these options are exercised, the seller may, at its discretion, require us to pay up to 50% of the purchase price with EAS Brazil shares. For further information, see note 11 to our audited consolidated financial statements.

Corporate Information

Our principal executive offices are located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo—SP, 01.305-000 , Brazil. Our telephone number at this address is +55 (11) 3047-2699

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.arcoeducacao.com.br. The information contained in, or accessible through, our website is not incorporated into this annual report.

B.	Business Overview

Our mission is to transform the way students learn by delivering high-quality education at scale through technology to private K-12 schools.

We provide a complete pedagogical system with technology-enabled features to deliver educational content to private schools in Brazil. Our turnkey curriculum solutions provide educational content in both printed and digital formats delivered through our platform to improve the learning process.

Our network as of February 25, 2019 consisted of 1,462 partner schools, compared to 1,140 schools as of March 31, 2018, 835 schools as of March 31, 2017 and 667 schools as of March 31, 2016, representing annual growth rates of 28.2%, 36.5% and 25.2%, respectively. We had 498,553 enrolled students across all Brazilian states as of March 2019, compared to 405,814 enrolled students as of March 31, 2018, 322,031 as of March 31, 2017 and 265,354 as of March 31, 2016, representing annual growth rates of 22.9%, 26.0% and 21.4%, respectively.

We have an asset-light, highly-scalable business model that emphasizes operational efficiency and profitability. We operate through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which we provide educational content in printed and digital format to private schools. Our revenue is driven by the number of enrolled students at each customer using the solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, we benefit from high visibility in our net revenue and operating margin, which we calculate by dividing our operating profit by net revenue over a given period.

Our business model has allowed us to grow and achieve profitability since our founding. Our net revenue totaled R$381.0 million, R$244.4 million, and R$159.3 million in 2018, 2017 and 2016, respectively, representing annual growth rates of 55.9% and 53.4% in 2018 and 2017, respectively. We generated operating profit of R$62.1 million, R$74.9 million and R$48.6 million in 2018, 2017 and 2016, respectively. We had a loss of R$82.9 million in 2018, and profit of R$43.6 million and R$74.4 million in 2017 and 2016, respectively. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 9.6% and 12.0% of our net revenue in 2018 and 2017, respectively.

We believe that the quality of our platform, together with the credibility of our client base and the strong reputation of our brand, has driven our significant growth, allowing us to quickly and efficiently expand our footprint in Brazil since our founding. As of December 31, 2017, 183 (or 16%) of our partner schools ranked as one of the top three schools of their respective cities, according to the ENEM, the principal national standardized test for university entrance in Brazil.

Context

The 21st century has been characterized by rapid and accelerating technological innovation, with students at the forefront of the adoption of new technologies. We believe that we can deliver a more effective, personal, engaging, and enjoyable learning experience for students by combining high-quality proprietary content and software applications in our simple, integrated, and personalized educational platform. We aim to move beyond traditional educational models used by schools by empowering educators, school administrators and students to achieve their highest potential through our educational platform.

We founded our company with the aim of creating high-quality products that simplify learning and make the education process more efficient. Traditionally, school administrators required a multitude of vendors for developing content, engaging in teacher training, commercializing and managing K-12 education. Simultaneously, students acquired educational content through textbooks from various publishers across retail channels. Our platform aims to replace this multitude of third-party educational providers with a streamlined, one-stop solution that delivers high quality education at scale.

Our Core Curriculum and Supplemental Solutions enable students, teachers and school administrators to have access to engaging and easy-to-use resources that propel academic success and meet students’ diverse learning needs. Pairing our printed and digital curriculum with real-time data and teacher-led learning allows us to personalize learning at the individual level, improving both individual student and aggregate school performance.

We develop our educational content using a model based on extensive research and performance-based standards. We combine printed and digital content with online lecturettes featuring expert, on-screen teachers and tailored assignments and assessments to engage students and help them master their subject areas. With this integrated approach, students can track their progress and performance, teachers can access real-time data to evaluate students and personalize their teaching, and school administrators can better manage their school’s performance both on absolute and comparative terms.

The increase in internet penetration and the rapid increase in the use of mobile devices and cloud-based services is broadening access to educational content and services and expanding the potential reach of educational institutions. Our platform does not require our partner schools to make any significant capital expenditures or setup investments, and is compatible with most mainstream computing platforms (including tablets and mobile phones). Our solutions are designed to be highly interactive and enjoyable, which we believe results in enhanced educational outcomes when compared to traditional models.

Underlying Trends

We believe that the strength of our business and our growth prospects is supported by strong underlying market and industry trends, including:

Demand for quality education is driving a shift from public to private K-12 education

A wide gap in education quality exists between public and private K-12 institutions in Brazil, and within the private school market itself. Test performance is significantly better in private primary and secondary education, as illustrated by the average quality index differential of the primary and IDEB. As of December 31, 2015, private K-12 education schools had an average education quality index score 41% higher than that of public primary and secondary schools across all school years according to the IDEB quality index differential. As a result, over the last eight years, student enrollments in private K-12 institutions have increased 15.9%, from 6.9 million in 2010 to 8.0 million in 2018.

Technological innovation is driving enhancements in private K-12 education

In a 2018 survey conducted by FGV, the number of smartphones in Brazil was expected to reach 220 million by April 2018, or approximately one smartphone device per Brazilian. Brazil is a mass adopter of disruptive technological innovations in a number of areas and it is the second largest market for Waze®, the digital traffic map application for Android® and iOS®, with São Paulo serving as its largest city in terms of number of users worldwide, according to an October 2016 article in Valor, a Brazilian financial newspaper. Brazil is also the second largest market in the world for Instagram® in terms of number of users according to a March 2018 article in VentureBeat, an online technology news source, and one the most popular destinations for Airbnb® with Rio de Janeiro ranking fourth behind Paris, London and New York City, according to a March 2016 article in O Globo, a Brazilian newspaper.

We believe that this digital transition can confer significant benefits on, and opportunities for, education service and content providers, such as:

•	revenue diversification, as technological developments in education platforms, such as new tools or capabilities, may be sold for different purposes and to different consumers;

•	customization enabled by technology and tied to a soft adaptation, which allows for distribution to different customers and a scaling by companies that offer different solutions; and

•	margin gains, given a lower cost per student and a larger consumer base that is accessible through technological developments.

Technology has created opportunities to make learning more affordable, accessible, flexible, personal and effective. Classroom instruction and delivery models are changing and are likely to have a substantial impact on the industry.

Schools shifting resources towards digital educational solutions

Education platforms have emerged in private K-12 education to improve teaching and learning by enabling educational materials and tools used by teachers and students (such as content, multimedia materials, teaching materials, class preparation guides, performance evaluation of students and schools, teacher training and others), to be customized for each student’s learning experience.

Teacher advocacy plays a major role in the penetration of educational solutions and digital materials across private K-12 schools. A 2009 study conducted by Fundação Lemann, Instituto Paulo Montenegro and the IBOPE showed that 92% of the teachers interviewed supported the availability of quality digital learning materials, including games, videos, exercises and websites, as well as adequate training focused on the use of technology applied to learning.

Importance of K-12 performance in university admissions process

The best higher education institutions in Brazil are public, with a highly competitive admissions process based largely on challenging standardized admissions exams. According to Oliver Wyman, 49 out of the 60 top-ranked universities in Brazil were public as of December 31, 2016. In recent years, competition for admission into public universities has increased, a trend driven both by greater student demand and a decrease in the number of available seats. In 2012, there were on average 11 applicants per available seat in public universities, as compared to 14 applicants in 2016, according to Oliver Wyman, while the number of public university seats decreased by 6.3% from 2012 to 2016. As a result of this competition, parents are increasingly focused on schools that over-perform in the standardized university admissions tests. According to a 2017 study by the IBOPE, education is the number one spending priority for Brazilian families. Our solution is designed to enhance our students’ ability to perform on these exams.

Expansion of school hours and after-school programs including, but not limited to ESL bilingual programs

The increased focus on education has led to an increase in the length of the average school day. After-school education, comprised of tutoring, language courses and robotics, among other extra-curricular activities, is also becoming more popular, offering a variety of training and learning programs in which students can participate according to their personal interests and preferences. Language courses are among the most popular after-school activities and represent an area with significant room for growth, primarily as a result of:

•	the increasing relevance of languages, especially English, in a globalized context;

•	the low English proficiency level in Brazil; and

•	the emphasis in language classes currently offered by K-12 schools on reading and written communication, despite the fact that the labor market relies more heavily on oral communication (which also creates a market for bilingual schools).

For many parents, after-school education is considered a lifeline that helps them work without worry and balance their schedules, given (i) that Brazil has one of the highest average working hours per week in the world, and (ii) the increased participation of women in the workforce. In addition, an increase in disposable income has increased demand for private education and after-school programs, and parent expectations for their children’s education are high considering the strong competition to gain admission into top public universities. Accordingly, after-school education represents a growing opportunity for private institutions. This is especially the case given the wide variety of supplemental solutions that can be offered to students during after-school hours.

Obsolescence of traditional content distribution models

We believe that traditional content distribution models are becoming obsolete. Traditional educational publishers are almost exclusively focused on physical textbooks, which they sell through retailers rather than directly to schools. These traditional suppliers have limited capability to develop and offer integrated digital solutions to schools, teachers and students, and typically rely on third-party authors, illustrators and graphic designers to develop new content. In contrast, because of our robust technology backbone, use of data and strong relationships with teachers and administrators, we can offer a comprehensive solution and content that is continuously updated and improved.

Limited and unintegrated product offering

Due to the lack of turnkey education solutions, school administrators often rely on a multitude of third-party vendors for K-12 educational content, teacher training, student testing, management and communication tools.

Traditional education providers have struggled to develop mission critical education platforms for several reasons, including the significant costs associated with the development of content and technologies, as well as the lack of extensive in-house technological expertise. In addition, developing a comprehensive and effective methodology is difficult to achieve since it requires many years of proven educational experience and a successful track record.

We are able to replace a multitude of third-party educational vendors with a streamlined and consolidated solution, offering a one-stop shop that delivers enhanced learning across the educational spectrum.

Our Market Opportunity

According to Oliver Wyman, the existing addressable market in Brazil for core curriculum solutions and supplemental English language learning is approximately R$12.1 billion in sales revenues as of April 2018, of which we currently capture approximately 3.1% based on our net revenues for the year ended December 31, 2018. However, we believe that our total addressable market is larger and includes all education solutions purchased by students in private schools in Brazil. We can address this larger market by launching new solutions and entering new categories.

We benefit from structural differences in our market, when compared to the education markets in the United States and Europe. Private schools in Brazil are generally for-profit institutions, and the private education market in Brazil is large and highly fragmented, primarily a result of lower overall levels of government funding for K-12 public education. As of December 31, 2018, approximately 8.0 million students were enrolled in approximately 37,985 private schools (17% of the total number of K-12 students in Brazil), according to the INEP and the IBGE. In addition, the national curriculum set by the Ministry of Education requires standardized content across Brazilian schools, which helps create demand for a unified curriculum. Finally, teachers’ unions in Brazil are relatively less influential than their counterparts in the United States and Europe, where such unions often serve as obstacles to the adoption of innovations.

We believe that the challenges inherent in the traditional content distribution model, coupled with increasing demand for modern content and integrated value-added services, present a unique market opportunity for our business. By providing an affordable, modern and efficient platform, we believe that we can continue to disrupt the Brazilian education market and increase our penetration into current and new markets.

The Arco Way

We believe that by combining our platform, our ability to innovate and our corporate culture, we can help create value for our partner schools and competitive advantages for our business.

Our Business Model

Our B2B2C model is financially aligned with our partner schools. Our revenues consist of wholesale content fees paid by our partner schools annually on a per-student, per-year basis. On average, partner schools charge students’ parents an incremental markup on top of our wholesale fees, ensuring that their incentives are aligned with ours. Accordingly, we provide a supplemental revenue stream to our partner schools through our B2B2C model, which is a feature that the traditional education model does not employ. Once schools adopt our platform for a particular class year, access to, and payment for, our platform becomes mandatory for all enrolled students in each class year, and such payments are charged as a supplement to tuition. Typically, we revise our contract fees annually, in line with our price-setting policies which are usually above published inflation indices, to account for changes in our cost and expenses structure and for improvements in our platform.

The following chart illustrates our business-to-business-to-consumer model:

Long-term contracts, high retention rates and high financial predictability. Our three-year standard contract provides a revenue stream with long-term cash flow visibility. We have a lead time (which we define as the period from the moment of first contact to the execution of a contract) for the acquisition of new partner schools, and we typically enter into contracts with new partner schools within one year from the moment of first contact. Once our content is adopted, switching costs (which are the costs that schools incur as a result of switching to our platform) and time associated with updating the teaching curriculum for each class year work to our advantage.

Asset-light and scalable business model, with high operating leverage and limited capex requirements. By outsourcing distribution activities to third parties and developing standard solutions, we have an asset-light and scalable business model that enables us to quickly expand our customer base with low associated expenses and capital expenditures. This allows us to increasingly expand our margins as we grow the number of students we serve, while generating cash to fund the development of new products and features, as well as identify acquisitions and strategic investments.

Our platform is difficult to replicate. We have continuously developed our platform since our founding, with the benefit of over 50 years of an evolving educational methodology and a dedicated team of education specialists focused on developing and improving our Core Curriculum and Supplemental Solutions materials. Accordingly, we believe that the depth of our educational content and the technological experience necessary to develop our products makes our platform difficult to replicate.

Our Solutions

In the education sector, we believe that quality is fundamental. Our platform was developed with the benefit of over 50 years of an evolving educational methodology and robust track record of academic results. Our track record of high-performing educational outcomes motivated us to create a digital, technology-driven product that could deliver high quality education at scale.

We provide a complete suite of turnkey curriculum solutions and technology-enabled features to help our students, teachers, partner schools and parents, targeting our students’ educational success.

Our turnkey educational platform solutions comprise core K-12 curricula, as well as supplemental instructional content currently focused on English as a second language.

Benefits Across Our Educational Platform

We deliver the following benefits to all the stakeholders engaged in the learning process:

•	Students: We deliver a personalized, multimedia learning experience, in an omni-channel format. Students can access content in various formats, including digital, video, print, and other audiovisual media aligned with the daily curriculum of their classes. Our platform provides real-time feedback to students on areas for improvement and benchmarking relative to their peers, which enables us to simultaneously ensure that education is provided on an individual basis, and that our content is complete, up-to-date and readily available.

•	Teachers: We offer a range of tools to help improve teacher efficiency and learning outcomes. We provide teaching plans for each class, digital content for classroom review, pre-made class videos, a test builder platform and homework correction automation tools. In addition, teachers are able to access students’ performance reports and identify which students are having difficulties in progressing in a given class at any time.

•	Administrators: We provide a supplemental revenue stream to our partner schools. In addition, our platform provides back office administrative support, alongside data and analytics to support decision-making processes. Administrators receive student reports and are able to analyze student participation rates, detailed individual performance, an overview by area of knowledge and their schools’ national ranking. They are also able to benchmark teacher performance to optimize the effectiveness of their teaching staff.

•	Parents: Our software brings parents closer to the education process, through an informal communication channel and the opportunity to closely monitor and engage with their children’s performance and development.

Our Products

We believe that innovation is an important part of our success. As a technology company in the education sector, we believe that our dynamic and adaptive nature is essential to our continued growth. Our product offerings are comprised of two main segments that operate in concert: (i) Core Curriculum; and (ii) Supplemental Solutions.

Our Core Curriculum comprises high-quality content solutions that are designed to address the Ministry of Education’s national K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual media that are aligned with the daily curriculum of their classes. Our Core Curriculum offering serves a broad range of price points, allowing us to maximize our market reach and penetration. It is offered in two different versions, consisting of (i) SAS, a premium solution focused on high-income private schools, and (ii) SAE, a basic solution focused on upper-middle income private schools.

SAS and SAE share certain key attributes, such as:

•	Online homework assessment: An extensive questions and problem-solving activities database that provides additional teacher-led instructional content to help meet individual student or small student group needs. Assessments enable thorough, customized evaluations of student performance over a single lesson, over the course of a topic, or throughout the entire academic year.

•	Adaptive learning: A personalized instruction and assessment tool delivered through our exam management portal to help students prepare for and take exams. The user-friendly reporting and ongoing progress monitoring features enable educators to pinpoint student needs down to the sub-skill level, while providing real-time feedback at the class level, school and national level. The platform also enables teachers to generate exams based on a given class profile, using a database containing a broad range of questions.

•	Interactive learning: Leveraging the combined abilities of our pedagogical and EdTech teams, we have created augmented reality and video features throughout our materials, allowing students to point their digital devices at certain sections in our materials to view educational animations or recorded videos that provide further information on the topic in question, contributing to a more interactive and engaging learning experience.

•	Students and teachers web portal: An online environment aggregating relevant content for students and teachers by grade in the form digital classes, exam database, assessment templates, teachers’ guides and lesson plans, exams and textbooks’ problem solving in addition to articles and general educational-related tips.

•	In-app communication: A responsive, simple and user-friendly communication tool for partner schools, students and parents, giving them access to exam results and problem solving, video classes, student grades, as well as the school calendar and attendance records.

As part of our Core Curriculum, we offer complementary support services to partner schools consisting of:

•	Back office management tools: HR tools with financial, student recruiting and administrative features.

•	Educational consulting services to partner schools: Personalized support to ensure complete understanding and appropriate implementation of our learning platform. This includes, constant support to partner schools throughout the school year in connection with educational practices, administrative, human resources and financial aspects, development of customized students’ assessment models, organization of education congresses and pedagogical meetings, as well as parents and students counselling.

•	Training programs for teachers and school administrators: A suite of materials to allow partner schools and teachers to assess the quality of their teaching methods and how they can improve them. This includes local, regional and national educational congresses, forums, seminars and lectures, in addition to training sessions.

•	School marketing advisory: A comprehensive range of marketing and communication materials, events and support, including marketing brochures and recruitment campaigns.

Our Supplemental Solutions are comprised of additional value-added content for which partner schools can opt in as an addition to our Core Curriculum. Currently, our primary Supplemental Solutions offering is an ESL bilingual program, first offered in 2015 following our acquisition of an interest in International School. International School provides students with an internationally-oriented education, in a multi-cultural environment, based on a curriculum like the International Baccalaureate or Cambridge International Examinations. We intend to add additional, non-core supplemental educational modules to our Supplemental Solutions over time.

The key attributes of our Supplemental Solutions are:

•	Proprietary applications: Two complementary applications providing content and English-based games that form part of students’ school year collections, including a communications tool for partner schools, students and parents.

•	Robotics: Pioneering activities that enable students to build and program their own Lego® robots as a way to maximize learning beyond the classroom experience.

•	Combination of concrete materials and animations: Print and digital textbooks combined with interactive animations, educational videos and exercises.

•	Crowdsourced education: Collaborative and versatile platform for classrooms that allows students to collaborate in project building and problem solving.

Our Team and Culture

We have a strong corporate culture, and we encourage our employees to actively adopt it. We believe in:

•	A customer first focus;

•	Ethics, respect and humility;

•	Excellence and a willingness to learn;

•	Meritocracy, discipline and an execution mindset; and

•	Cost focus, with a school owner’s mindset.

Technology

We believe that the use of technology is fundamental to achieving our goal of placing each student at the center of the educational experience. In our view, technology is a means to delivering content through several formats and devices, creating a connection between each student and our common curriculum through a unique and comprehensive pedagogical approach.

Our application programming interfaces, or APIs, provide a standardized way to provision, manage, engage and deliver content to students, faculty and administrators. The APIs manage authentication and access for our entire technology stack and is designed to manage and interface with new technologies as they are introduced.

All of our APIs, applications, and application components are designed from the ground up to produce significant, readable and interpretable data. Log monitoring allows us to proactively identify and mitigate potential capacity, performance and security issues, whilst advanced analytics on student usage data provides the company with powerful insights to evaluate course content, communicate new technology releases and improve user experience and engagement.

To implement our innovative vision, we have a specialized in-house EdTech team comprised of over 84 engineers, software engineers, software developers, product owners, user experience and user interface designers, data scientists and digital content developers, who are responsible for envisioning and creating the ideal digital presentation of our materials within our platform, bringing the work of our pedagogical and content teams to life. Our core technology platform is fully developed and customized by our in-house EdTech team.

Following the best frameworks in digital product development, we offer a buy-and-build solution from the customer stand point, as users and customers have the opportunity to influence product evolution and participate in early stages of new-product conception.

The main drivers of our technology strategy are:

•	Connectivity—connecting content and stakeholders in a seamless way;

•	Omni-channel—full access to our content, anywhere, anytime, across devices;

•	Empowerment—ability to identify individual needs and build a personalized learning experience;

•	User Centered—intuitive design so users can quickly adapt and fully use features to their advantage;

•	Management—data and analytics to support educators’ decision-making; and

•	Data Analytics—monitor and assess student performance, engagement and the impact of our solutions.

What Sets Us Apart

We believe that we have the following business strengths that allow us to disrupt the private K-12 education market:

Disruptive approach to traditional school model

Instead of simply delivering content as a product through textbooks, we provide an education solution through a technology-based platform. We believe that our platform is cutting-edge, modern, dynamic and client-oriented. We offer a multi-channel experience, combining proprietary content and software that would otherwise require the purchase of multiple, non-integrated solutions.

According to internal studies, we believe that the parents of the partner schools’ students enjoy significant savings since our content solutions are less expensive than a traditional collection of textbooks, mainly because we can avoid incremental costs associated with a traditional retail distribution chain by primarily selling directly to our partner schools, as well as certain incremental costs relating to content production. In contrast, the sale of traditional textbooks often requires publishers to pay authors’ royalties for each book sold, and traditional textbooks are frequently marketed as penned by specific authors, each of which generally entails higher total royalty costs, whereas we generally acquire rights to content from a large pool of available authors, without variable payments relating to royalties. Furthermore, we deliver a supplemental revenue stream for our partner schools.

As of December 31, 2018, partner schools charged parents an incremental markup on our wholesale per student prices.

Strong combination of content development team and technology to develop a best-in-class learning experience

As of December 31, 2018, we had a dedicated team of over 351 technology and content development employees focused on developing and improving our Core Curriculum and Supplemental Solutions materials. They achieve this by leveraging feedback from our (i) highly-qualified base of over 1,200 experienced educational authors in Brazil on the quality of materials we produce, and (ii) network of partner schools and teachers on the impact of our materials on student performance. The advanced state of our platform reflects a process of evolution spanning over a decade, making it difficult to replicate. We also have a team of over 142 employees focused on the product design and digital presentation of our education materials on our platform.

Widespread positive customer satisfaction and strong academic outcomes

Our customer satisfaction is driven by our ability to meaningfully improve the performance of our partner schools’ enrolled students in the ENEM exam, a prerequisite for entrance into almost all higher education undergraduate institutions in Brazil. According to the 2017 results of the ENEM exam:

•	Three of the 10 top schools in the Brazilian national school rankings use our solutions; and

•	183 of our partner schools are ranked among the top three schools in their respective cities.

Strong brand equity and aligned incentives resulting in high retention rates

We prioritize quality by employing a “white glove” service model across our business, with clear financial incentives (in the form of bonuses) to our sales force that drive long-term relationships with our partner schools. Educational performance is one of the main drivers of school growth, and the success of our partner schools is a critical part of our value proposition. Due to the quality of our academic outcomes, we rarely lose clients. In addition, we have historically been highly effective in increasing contract values.

Attractive financial model with a high level of visibility and predictability

We have cash flow visibility given our long-term contracts with partner schools. Initial contract terms generally average three years, with high switching costs resulting in a customer churn of approximately 5.0% in 2018. In addition, we benefit from increasing enrollments across partner schools as our relationships mature and deployments increase, leading to revenue growth and increased operating margins, which contribute to the predictability of our business.

Founder-led and experienced management, innovation-driven culture

Our culture flows from our founder and CEO’s family, who have specialized in education for over 50 years. Our founder and CEO, Mr. Ari de Sá Cavalcante Neto, has brought his family’s successful school formula to scale by creating a leading educational platform. We strive to innovate and instill in our professionals a passion for serving all of our stakeholders and seeking impactful next-generation solutions for private K-12 education.

As of December 31, 2018, the average age of our employees was 30 and 53% of our employees were women. We also offer a long-term incentive plan for key employees and apply meritocratic methods to engage all of them, recognize their value and maintain their motivation.

Our Growth Strategies

We aim to continue driving rapid, profitable growth and to generate greater shareholder value by implementing the following strategic initiatives:

Deepen relationships with our existing customer base

We intend to increase student enrollments within our existing partner schools at a minimum marginal cost as we see major opportunities for increased penetration through:

•	Increasing the number of class years that adopt our Core Curriculum at each partner school. As of December 31, 2018, our up-selling potential would increase our student enrollments by 44%; and

•	Cross-selling our Supplemental Solutions to currently-enrolled class years at our partner schools. As of December 31, 2018, only 3.6% of our students base used both our Core Curriculum and Supplemental Solutions.

Expand our partner school base

We believe that the top three private education providers in Brazil accounted for less than 2% of the private education market as of December 31, 2018. We believe that our sales efforts will benefit as the performance of partners schools using our educational platform becomes more widespread and widely known.

Add new Supplemental Solutions

We consistently review potential opportunities to provide additional after-school educational solutions that we may integrate into our Supplemental Solutions. We plan to enforce a disciplined approach to growth by using market validation techniques to assess the likelihood of our partner schools adopting our solutions and their potential spending. We will also aim to ensure that any new vertical fits within our proven business strategy, through a careful assessment of available alternatives, such as the number and size of potential adjacent market opportunities, and their relative risk and return.

Continue to innovate and extend our technological leadership

Innovation is a cornerstone of our culture. As such, we employ significant efforts and resources to ensure the constant development and improvement of our portfolio of solutions. We have also invested in a select group of education technology startups in an effort to bring new ideas and solutions into our ecosystem. These initiatives have helped us identify new business potential to enhance our overall growth prospects, such as education IT systems (WPensar), supplemental instruction content (International School) and digital-native content platform (Geekie).

We intend to increase the functionality of our platform and continue our investment in the development and acquisition of new applications that extend our technological leadership. We also intend to continue to improve and update our print and digital content based on the real-time feedback we receive from our partner schools.

Continue to pursue M&A opportunities

We plan to continue to opportunistically pursue acquisitions that are complementary to, or that will help us diversify, our business. We intend to maintain a disciplined approach towards evaluating possible targets and integrating acquisitions into our business model. Our preferred acquisition targets are core or supplemental educational platform providers that engage in delivering K-12 educational content through software-based platforms. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time.

We believe that we have developed a strong capability and track record of identifying, negotiating and integrating acquisitions. Moreover, we have developed a systematic model that enables us to integrate our acquired businesses in a timely and efficient manner. Since 2011, we have successfully acquired or invested in 11 companies. Our acquisition strategy is focused on expanding our operations into new regions within Brazil and adding new products and technologies to accelerate our pace of innovation and broaden our footprint. For example, our acquisition of Sistema de Ensino Integral Bahiense reinforced our presence in the State of Rio de Janeiro, our acquisition of Sistema de Ensino Energia expanded our presence in the southern region of Brazil, and our acquisition of International School enabled us to enter the ESL bilingual market.

Marketing and Sales

Our platform has evolved into a complex solution. The adoption of our platform by partner schools requires us to first build trust and confidence in our solutions, which can only be achieved by engaging them with our solutions and demonstrating a proven track record of success and quality, while constantly monitoring client satisfaction and feedback.

We have a non-traditional sales approach, which is structured around a practice we refer to as “Educational Consulting,” which reflects both our core value of ensuring that education is our first priority, as well as the unique sales dynamics associated with our industry.

We have a lead time (which we define as the period from the moment of first contact to the execution of a contract) for the acquisition of new partner schools, and we typically enter into contracts with new partner schools within one year from the moment of first contact, which requires a series of interactions and constant contact, to build a trust based relationship with target and partner schools. Our sales strategy is based on creating touch points to highlight the quality of our solutions. We aim to achieve this with dedicated sessions for experimenting and testing with our platform. We also hold a number of specialized events aimed at target and partner schools, product journeys and guided visits to our units, and participate in industry fairs.

The success of our sales process requires uniquely qualified professionals, who must not only have an academic background, but are also sales-oriented. We invest a significant amount of time and resources to recruit and train our sales force, averaging approximately 306 hours of training per year per person. After the initial training and exposure to our Educational Consulting environment, each professional begins working by shadowing an experienced consultant. It takes approximately a year of shadowing before each new professional can work individually on our behalf. In 2018, we had approximately 38,520 applicants for our consultant positions, 35,000 applying through our trainee program and 3,520 applying for specific sales consultant positions. Currently, we employ more than 300 sales and support professionals. Our consultants’ incentives are also aligned with our long-term goals and are tied to our profitability, as a significant portion of their annual compensation is variable and is paid out to them annually in the form of a bonus provided certain targets are met. Furthermore, we believe that our sales consultants have achieved improved efficiencies as measured by the increase of students per sales consultants from 2016 to 2018.

In order to improve and optimize our partner school acquisition process, we structured a market intelligence division, which focuses on mapping and segmenting our target markets to support and focus our sales strategies, as well as providing our sales consultants with industry knowledge and high-level market analysis and insights. Our market intelligence division has access to a significant volume of data, is continuously undertaking industry research and analysis and receives regular feedback from, and is in regular contact with, our consultants deployed in the field.

In addition, we work in conjunction with a branding agency, which assists us in developing and strengthening our brands, increasing their national awareness, and building our institutional image. Our brand portfolio is structured to reflect our value proposition and leverage our marketing and sales strategy.

Our Customer Service and Support

We believe that the best way to ensure the loyalty of our customers is to maintain a healthy, long-term relationship with our partner schools. We aim to achieve this through our customer engagement and support service, which supports partner schools in the implementation and integration of our educational solutions into their systems, as well as help them identify and achieve their pedagogical and business objectives. We assign independent and dedicated client-centric customer support teams to each of our solutions. Customer service and support is comprised of two departments which are focused on developing partner school relationships and are available to address any post-implementation issues that may arise: (1) pedagogical consulting, and (2) customer service:

Pedagogical Consulting

Our pedagogical consulting department is responsible for the pedagogical supervision and educational development of our partner schools. It aims to ensure that our educational platform is being used efficiently, and to actively assist our partner schools in improving the learning experience of their students and helping them develop the necessary skills inside and outside the classroom. It also leverages a dedicated management team to train and support our partner schools in maximizing their supplemental revenue streams.

Our pedagogical consulting team activities with partner schools include:

•	implementing pedagogical methodologies in connection with our educational platform and associated educational materials, making pedagogical recommendations, understanding school communities, and coordinating lesson planning;

•	periodic in-person meetings and coordinated site visits to evaluate the educational process, assisting partner school owners and faculty members to develop learning and interaction projects through the use of educational media content and new technologies, and conducting lectures for parents and students;

•	continuous online or on-site training for teachers and school coordinators; and

•	developing educational evaluation models tailored to each partner school’s profile and needs, and training school owners and managers to use the school owner/manager specific features of our educational platform.

Customer Support

Our customer support department provides day-to-day customer and administrative support to our partner schools in connection with our educational platform by e-mail and/or by telephone. Our customer support department interacts with our pedagogical consulting department when necessary to minimize the risk of miscommunication and ensure a unified approach to customer satisfaction.

Our Geographic Presence

We believe our platform can be adopted by virtually any private K 12 school in Brazil. As of March 31, 2019, our network consisted of 1,462 unique partner schools and 498,553 enrolled students across all Brazilian states and in 488 cities, comprising students from kindergarten to high school. Our national presence has consistently expanded over the last five years, through both organic and non-organic growth and our largest client accounted for only 1.6% of our net revenue.

Our Clients

We offer our clients a complete suite of turnkey curriculum solutions intended to prepare their K--12 students for educational success. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 9.6% and 12.0% of our net revenue in 2018 and 2017, respectively. Even though our partner schools pay for our solutions, we view students, parents, teachers, school management and teachers as our customers.

Our Competition

We compete with traditional publishers and textbook providers, other providers of core curriculum solutions, as well as with online education platforms. Factors influencing competition in this industry may include price, overall education experience and track record, industry experience and reputation, content quality, availability of technology, faculty, facilities, location and program offerings, among others.

Most traditional publishers and textbook providers are typically focused exclusively on physical textbooks. They do not produce their own content, do not update their content frequently, and do not have developed digital platforms. Furthermore, we believe that traditional publishers and textbook providers whose strategy it is to develop education solutions similar to ours do not possess the content development expertise, brand awareness, or the track record to sell such solutions directly to schools.

Other core curriculum solutions providers offer primarily printed content and a limited amount of digital content. Other online platforms that offer education solutions through digital channels face difficulties to efficiently integrate solutions for schools, parents, students and teachers. We believe our proprietary content is engaging to students, teachers and parents, as illustrated by our ability to persuade schools to switch from other products to our products.

We seek to differentiate ourselves from our competitors primarily on the basis of our simple, integrated and personalized educational platform. We believe the following factors are critical to success in the private K-12 education in Brazil:

(1)       Level of a solution’s effectiveness, personalization, engagement and enjoyment;

(2)       Quality of the user experience and customer service;

(3)       Breadth and depth of features and functionalities;

(4)       Brand recognition and academic outcomes; and

(5)       Overall cost of education solutions.

Seasonality

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business. For further information on seasonal variations in our business, please see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Revenue Recognition and Seasonality.”

Legal Proceedings

See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.”

Regulatory Overview

The Brazilian constitution establishes education as a right of all citizens, the provision of which is a duty of the state and the family. Accordingly, the government is required to provide all Brazilian citizens with access to free primary education that requires compulsory attendance. Private investment in education is permitted so long as entities providing education services comply with the applicable rules and regulations.

The Brazilian education system is organized as a cooperation regime among federal, state and municipal governments. The federal government is required to organize and coordinate the federal education system in order to guarantee equal opportunity and quality of education throughout Brazil. Brazilian states and the Brazilian Federal District are required to focus on primary and secondary education, while municipalities are responsible for providing preschool and primary education, and each is responsible for establishing and implementing the relevant rules and regulations for each educational stage the subject of its focus, including monitoring and evaluation, and the issuance of all relevant authorizations, recognitions and qualifications for each such educational stage.

Law No. 9,394/1996, or the National Education Guidelines Law (Lei de Diretrizes e Bases da Educação Nacional), or LDB, establishes the guidelines for the provision of education services in Brazil and sets forth the federal government’s duty to: (1) coordinate the national education system; (2) prepare the National Education Plan; (3) provide financial assistance to the states, the Federal District and municipalities; and (4) define, in cooperation with other federal entities, the responsibilities and guidelines for primary and secondary education.

In addition, the federal government, through Law No. 13,005 of June 25, 2014, implemented the National Education Plan (Plano Nacional de Educação), or PNE, with a duration of ten years from the date of its publication. The National Education Plan established objectives for primary and secondary education that must be met by the Brazilian federal system. These objectives are: (1) the universalization of preschool education, with a target to enroll at least 50% of all children up to three years of age in schools by 2024; (2) the universalization of primary education, with a target to enroll at least 95% of children between the ages of six and 14 in schools by 2024; (3) the universalization of secondary education, with a target to enroll at least 85% of adolescents between the ages of 15 and 17 in schools by 2024; (4) to ensure that all children learn the Portuguese alphabet by the third year of primary education; (5) to make available full-time education in at least 50% of public schools; (6) to improve the quality of primary education as evaluated by the IDEB; (7) to ensure that all students are literate by the time they are 15 years-old; (8) to make available at 25% of primary and secondary education to young adults and adults; and (9) to increase enrollment in professional studies to three times the current enrollment rate. Accordingly, each of the federal, state and municipal governments was required to prepare a ten-year education plan and establish policies, guidelines and objectives applicable to the segment of the Brazilian education system over which it is responsible. In addition, these objectives act as guidelines for the private education sector.

Primary and Secondary Education

Primary and secondary education in Brazil is equivalent to K-12 education in the United States, and consists of elementary school, junior high and high school, which are regulated by the LDB and the National Education Plan.

The LDB regulates a nationwide, common core curriculum, the number of teaching hours, the minimum classroom attendance and grade advancement. States, municipalities and educational institutions can pass rules and regulations according to specific regional and local requirements, such as differences in curricula and calendar, grade advancement and issuance of academic documentation for primary and secondary education students.

The National Education Plan establishes ten-year targets for all the levels and stages of education, mandating that states and municipalities create and establish similar plans compatible with such national targets. It is incumbent upon the Primary and Secondary Education Secretariat (Secretaria de Educação Básica), or the SEB, under the supervision of the MEC, to monitor compliance with the PNE by states and municipalities. This inspection and monitoring includes guidance and rules for assessing the primary and secondary education stages.

Under the federal constitution and the LDB, access to primary and secondary education is a right of all children from the ages of four to 17. Following amendments to Law No. 11,274 on February 6, 2006, the duration of primary and secondary education was extended from a period of eight years to a period of nine years. Among the purposes of primary education are: (1) development of the capacity to learn, including basic abilities in reading, writing and arithmetic; (2) comprehension of the natural and social environment, the political system, technology, arts and social values; (3) development of the capacity to acquire new knowledge and abilities and the formation of attitudes and values; and (4) strengthening family ties, social cohesion and mutual tolerance. Assessment of primary education is coordinated by the state legislation of each individual state, on a case-by-case basis.

Secondary education is designed to fulfill the government’s duty to progressively complete the formation of the citizen, seeking universalization of scope and coverage. Secondary education is conducted for a period of not less than three years and seeks: (1) the consolidation and deepening of the knowledge acquired in primary education; (2) the basic preparation of the person being educated for work and to be able to adapt within the labor market or pursue further education; (3) the improvement of the student as a person, including ethical formation and the development of intellectual autonomy and critical thinking; and (4) the comprehension of the scientific and technological bases of the productive processes, relating theory to practice in each discipline. Assessment of secondary education is conducted on a national scale and coordinated by the MEC.

Regulatory Bodies

The main regulatory bodies of the Brazilian education system are:

•	MEC;

•	INEP;

•	CNE;

•	CEB;

•	Higher Education Board (Câmara de Educação Superior), or CES;

•	State and Municipal Secretaries (Secretarias Estaduais de Educação and Secretarias Municipais de Educação, respectively); and

•	State and Municipal Councils of Education (Conselhos Estaduais de Educação and Conselhos Municipais de Educação, respectively).

The MEC is Brazil’s highest governmental body for education. It formulates and evaluates Brazilian national education policy, ensuring the quality of education and compliance with education regulations. The INEP is a related federal entity responsible for evaluating educational institutions in Brazil, as well as conducting research in order to provide a reliable database for public use.

The MEC is assisted by the CNE, which is the entity with regulatory power and deliberative authority to ensure national education improvement. The CNE is comprised of the CEB, which is the federal agency responsible for the regulation of the K-12 education system, and the CES, which is the federal agency responsible for the higher education system. Both regulatory bodies are composed of 12 members appointed by the President of Brazil.

States and municipalities are responsible for regulating K-12 education. State Secretaries of Education (Secretarias Estaduais de Educação) are assisted by the State Councils of Education (Conselhos Estaduais de Educação), and are the main regulatory bodies for primary and secondary school education. The Municipal Secretaries of Education (Secretarias Municipais de Educação) are assisted by the Municipal Councils of Education (Conselhos Municipais de Educação), and are the main regulatory bodies of preschool education.

The LDB grants power to states and municipalities to authorize, accredit and supervise primary and secondary education institutions. This is achieved through each governmental entity’s respective Department of Education.

Regulations Applicable to the Company’s Activities

The Company is not directly regulated by the MEC nor any other regulatory agency. However, our educational platform and related educational materials seek to comply with the LDB and the guidelines established by the BNCC. In addition, our partner schools are K-12 education providers and are directly regulated by the MEC and must comply with their regulations.

The BNCC is a set of guidelines that provides a curriculum specifying the core skills and knowledge required to be taught as part of primary and secondary education in Brazil and each school has the autonomy to elaborate or adapt their curricula and pedagogical projects according to such guidelines. The BNCC guidelines were established following overall poor student performance levels achieved while the predecessor education guidelines were in effect. Several indicators suggest that the predecessor guidelines were failing in several ways, leading the MEC to initiate discussions relating to a new method based upon a comparison between Brazil and other countries’ results, which formed the basis for developing the BNCC. The LDB and the BNCC establish what subject matters shall be taught for each level of education (early childhood education, primary education and secondary education), and we have ensured that our educational materials and platform meet the requisite standards and thus comply with these guidelines.

As provided by the LDB and the BNCC, early childhood education should enable children to live in society, to play, to participate, to explore, to express themselves, and to know themselves. Primary education, in turn, shall offer the following subject matters: (i) Portuguese; (ii) Arts; (iii) Mathematics; (iv) Geography; (v) History; (vi) Religious Studies; (vii) English; and (viii) Science. Also, according to the current BNCC, approved by Ruling No. 1,210, 2018, secondary education shall offer curricula covering the following subjects (i) Portuguese; (ii) Arts; (iii) Mathematics; (iv) Geography; (v) History; (vi) Physics; (vii); Chemistry; (viii) Biology; (ix) English, (x) Science, (xi) Sociology; and (xii) Philosophy. As our partner schools are private and have the autonomy to establish their pedagogical projects, there are no other guidelines relevant to the materials provided.

While following the BNCC is still required of every school in the country, there are opportunities to provide content solutions and after-school solutions to improve and adapt to the new status quo in Brazil’s education market.

Syndicates

Teachers and professors may contribute to the Brazilian Teacher’s Union (Sindicato dos Professores), as they work as registered employees under the CLT (Labor Laws Consolidation) regime. The syndicate contribution may be deducted once a year by employers directly from the employee’s payroll in an amount equal to one working day’s salary, subject to the express authorization of such employee. Such syndicate contribution does not imply syndicate association.

C.	Organizational structure

We are a Cayman Islands exempted company incorporated with limited liability on April 12, 2018. Arco became the holding company of Arco Educação S.A. and its operating subsidiaries, including EAS Brazil, which provides educational content from basic to secondary education (“K-12 curriculum”).

The table below is a list of the Company’s subsidiaries, joint ventures and associated companies:

				Direct and indirect interest (%)
Name	Principal activities	Country	Investment type	2018	2017	2016
Arco Brazil	Holding	Brazil	Subsidiary	100.0	-
EAS	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
SAS Desenvolvimento Educacional Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0	100.0	70.0
Escola de Aplicação São José dos Campos Ltda.	Educational services	Brazil	Subsidiary	69.6	69.6	51.0
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5	51.5	40.0
NS Ventures Participações Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	-
NS Educação Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	-
WPensar S.A.	Educational technology	Brazil	Joint venture	25.0	25.0	25.0
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Associate	8.05	6.5	6.5

For more details about our organizational structure please see “Presentation of Financial and Other Information—Our Corporate Reorganization” and refer to notes 1 and 2 to our audited consolidated financial statements.

D.	Property, plant and equipment

Intellectual Property

Most of our services are provided using proprietary software. We rely on a combination of industrial property, copyright and software laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties, and do not hold or own licenses regarding all software employed in the business. However, we have not received any legal notices related to such non-licensed software and are employing measures to obtain pending licenses.

As of December 31, 2018, we own 47 trademark registrations and 62 registered domain names in Brazil. We also have a number of pending trademark applications in Brazil and the U.S. (126 in Brazil and 3 in the U.S., as of December 31, 2018). We have a number of registered copyrights, most notably copyrights for text formatting, critical reading, books, drafting, text editing and review, reformulation, book updates, content coordination, illustrations and diagramming.

Properties

Our corporate headquarters, which houses our sales, marketing, and business operations, are located in São Paulo at Rua Augusta and comprise 1,960 square meters under a lease that expires in 60 months. We also lease 5,869 square meters in Fortaleza for our product development, sales, and business operations under a lease that expires in 2025. We have offices in several other locations and believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and as of December 31, 2018, we leased operational, sales, and administrative facilities in Rio de Janeiro, Florianópolis, Campinas, Cotia, Diadema, Curitiba and Porto Alegre. As of December 31, 2018, we had a services agreement with a data center service provider for the provision of data services to us from its data centers located globally, which expires in 2019. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the information presented under “Item 3. Key Information—A. Selected financial data. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Item 3. Key Information—D. Risk factors”

A.	Operating results

We provide a complete pedagogical system with technology-enabled features to deliver educational content to private schools in Brazil.

We founded our company with the aim to create high-quality products that simplify learning and make the education process more efficient. Traditionally, school administrators required a multitude of vendors for content development, training, commercializing and managing K-12 education. Simultaneously, students acquired educational content through textbooks from various publishers across retail channels. Our platform aims to replace this multitude of third-party educational providers with a streamlined, one-stop solution that delivers high quality education at scale.

We believe the success of our platform, together with the quality of our client base and the popularity of our brand, has driven our significant growth, allowing us to quickly and efficiently expand our footprint in Brazil.

We provide a complete suite of turnkey curriculum solutions and technology-enabled features to help our students, teachers, partner schools and parents, targeting our students’ educational success. Our turnkey educational platform solutions comprise core K-12 curricula, as well as supplemental instructional content currently focused on English as a second language.

As of March 31, 2019 we had 1,462 unique partner schools. These schools are spread across 488 cities located across all of the states of Brazil. Our partner schools base is highly diversified, which reduces our dependence on major accounts.

Our Cohort Economics

We believe that an annualized cohort analysis is a useful indicator of demand for our platform. We define a cohort as the amount spent by all of our partner schools on our platform over each 12-month period. We calculate the total contractual fees payable by our partner schools in each cohort as of the end of each academic year, or the yearly contract fee amount. These amounts increase as a result of (i) increases in the total number of enrolled students at our partner schools served by our platform, and (ii) annual adjustments of our contract fees. These amounts decrease when customers terminate their contracts, downgrade their contracts to a lower price point, or if there is a decrease in the number of enrolled students at our partner schools.

We focus on attracting new partner schools and increasing the value we offer to them. Accordingly, each cohort of new partner schools tends to generate higher fees payable to us over time. We have a track record of attracting new partner schools and increasing the amount of fees they pay us over time, as illustrated by the chart below.

Customer expansion can be seen in the Annual Contract Value, or ACV, growth in cohorts over the last five fiscal years. Our cohorts of customers from 2014 through 2018 have grown their ACV, on a real-weighted average basis, by an average of 27% by the end of first contract year (Year 1), 39% by the end of second contract year (Year 2), 48% by the end of third contract year (Year 3), 59% by the end of fourth contract year (Year 4) and 77% by the end of fifth contract year (Year 5).

The strength of our partner schools base and our ability to expand sales is demonstrated in the increasing portion of our ACV derived from existing clients and upsell in existing clients, combining for 79.1%. 44.5%, 43.4% and 39.5% growth in 2016, 2017, 2018 and 2019. respectively.

Our Growth

Our revenue growth has been driven by:

•	Expansion of our partner school base: The increase in the number of partners schools using our educational platform.

•	Deepening of relationships with our existing customer base: The increase in the number of enrolled students we serve in our partner schools, through (i) the increase in the number of class years that adopt our Core Curriculum solutions, and (ii) cross-selling our Supplemental Solutions.

•	Price increases: The annual adjustments of our contract fees, in line with our price-setting policies which are usually above published inflation indices, to account for changes in our cost and expenses structure and for improvements in our platform.

•	M&A: The acquisition of complementary businesses. Since 2011, we have successfully acquired or invested in 11 companies that have helped us expand our operations regionally and nationally, and also add new products and technologies.

Revenue Recognition and Seasonality

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of educational content can be estimated reliably, there is no continuing management involvement with the educational content and the amount of revenue can be measured reliably. Upon the adoption of IFRS 15, revenue is recognized when the performance obligation is satisfied. We recognize our revenue at the moment we deliver our content to our partner schools in printed format or via access to our digital platform. The technology is provided solely to optimize the use of our educational content. Our printed materials can be used independently of the technology we provide, as the content of both our printed materials and online materials is substantially the same.

We generate substantially all of our revenue from contracts that have an average term of three years, pursuant to which we provide educational content in printed and digital format to partner schools. Our revenue is driven by the number of enrolled students at each partner school using our solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. Each contract contemplates penalties ranging between 20% and 100% of the remaining total value of the contract in the event of termination, and the content already delivered by us through the termination date is not returned to us by the partner school.

Our partner schools pay us our fees directly, and pass that cost on to their enrolled students’ parents, who in turn are charged through a mandatory supplement to school tuition, in lieu of paying for textbooks from several vendors. Most of our partner schools charge parents an incremental markup from which we do not earn any additional revenue on top of our wholesale prices.

Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our content in the next school year (which typically starts in February of the following year). Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and dropouts, this number may fluctuate slightly until March 31, when it becomes more accurate.

We typically deliver our Core Curriculum content four times each year in March, June, August and December and our Supplemental Solutions content twice each year in June and December, typically two to three months prior to the start of each school quarter. This allows our partner schools and their teachers to prepare classes in advance of each school quarter. Because we recognize revenue at the moment of delivery of our educational content, our fourth quarter results reflect the growth in the number of our students from one school year to another. Consequently, we generally produce higher revenues in the fourth quarter of our fiscal year compared to the preceding quarters.

In addition, we bill partner schools and collect the sales we charge them in the first half of each academic collections year, generally resulting in a higher cash position in the first half of each fiscal year relative to the second half of each fiscal year.

Accordingly, we expect quarterly fluctuations in our revenues and operating results to continue. These fluctuations could result in volatility and adversely affect our liquidity and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position.

A significant portion of our expenses is also seasonal. Due to the nature of our business cycle, we require significant working capital, typically in September and/or October of each year, to cover costs related to production and accumulation of inventory, selling and marketing expenses, and delivery of our teaching materials at the end of each fiscal year in preparation for the beginning of each school year. Therefore, such operating expenses are generally incurred in the period between September and December of each year.

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Enrolled Students

The number of enrolled students is the primary operational metric our management reviews. It represents the total number of students at our partner schools served by our platform during a given school year. Although our primary customers are the partner schools we attract to our base, our revenues are determined by the number of students enrolled in our partner schools.

We typically have high visibility of the number of students we will serve before the school year starts, typically by the end of November. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and dropouts, this number may fluctuate slightly until March 31, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of March 31 of each year.

As of March 31, 2019, 2018, 2017, and 2016, we had 498,553, 405,814, 322,031, and 265,354 enrolled students, respectively, representing a CAGR of 23.4%.

In our Core Curriculum segment, we had 413,678, 363,824, 303,950, and 265,354 students as of March 31, 2019, 2018, 2017 and 2016, respectively, representing a CAGR of 16.0%. In our Supplemental Solutions segment, which we began consolidating in our financial statements in 2017, we had 84,875, 41,990 and 18,081 students as of March 31, 2019, 2018 and 2017, respectively.

The following table sets forth the number of enrolled students at our partner schools as of the dates indicated.

	As of March 31,
	2018	2017	2016	2015
Number of enrolled students	405,814	322,031	265,354	156,011

As of March 31, 2019, our number of enrolled students was 498,553.

ACV Bookings

ACV Bookings is an operating metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe that they are a meaningful indicator of demand for our platform and the market’s response to it.

We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year, all in accordance with the terms of our contract with such partner school. Although our contracts with our partner schools are typically for three-year terms, we record one year of revenue under such contracts as ACV Bookings. For example, if a school enters into a three-year contract with us to provide our Core Curriculum solution to 100 students for a contractual fee of $100 per student per year, we record $10,000 as ACV Bookings, not $30,000.

We measure our ACV Bookings on a monthly basis throughout the school year, starting in November of the preceding fiscal year. Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our platform in the next school year. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and dropouts, this number may fluctuate slightly until March 31, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of March 31 of each year.

The following table sets forth our ACV Bookings for the periods presented.

	As of March 31,
	2019(1)	2019(2)	2018(3)	2017(4)	2016(5)
	US$ (Except number of enrolled students)(1)	R$ (Except number of enrolled students)
Number of enrolled students	n/a	498,553	405,814	322,031	265,354
Average ticket per student per year	228.2	884.3	793.8	711.9	622.0
ACV Bookings (in millions)(6)	113.8	R$440.9	R$322.1	R$229.3	R$165.1

(1)	For convenience purposes only, amounts in reais as of March 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2019 school year (which we define for purposes of ACV bookings as the period starting in October 2018 and ending in September 2019).

(3)	For the 2018 school year (which we define for purposes of ACV bookings as the period starting in October 2017 and ending in September 2018).

(4)	For the 2017 school year (which we define for purposes of ACV bookings as the period starting in October 2016 and ending in September 2017).

(5)	For the 2016 school year (which we define for purposes of ACV bookings as the period starting in October 2015 and ending in September 2016). Includes the ACV Bookings of SAE, which we acquired in June 2016, for the full year 2016. On a standalone basis, SAE had ACV Bookings for the full year 2016 totaling R$21.5 million and net revenue totaling R$11.9 million. If the acquisition had taken place on January 1, 2016, SAE’s total net revenue would have been R$24.6 million and our total net revenue would have been R$172.7 million.

(6)	We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

As of March 31, 2019, our total number of students enrolled was 498,553, our average ticket per student per year was R$884.3 and our total ACV Bookings were R$440.9.million

(1)	Includes the ACV Bookings of SAE, which we acquired in June 2016, for the full year 2016. On a standalone basis, SAE had ACV Bookings for the full year 2016 totaling R$21.5 million and net revenue totaling R$11.9 million. If the acquisition had taken place on January 1, 2016, SAE’s total net revenue would have been R$24.6 million and our total net revenue would have been R$172.7 million.

The following table sets forth the approximate number of enrolled students and ACV Bookings for our supplemental segment for the periods presented.

	As of March 31,
	2019(1)	2019(2)	2018(3)	2017(4)	2016(5)
	US$ (Except number of enrolled students)(1)	R$ (Except number of enrolled students)
Number of enrolled students	n/a	84,875	42,000	18,000	6,000
ACV Bookings (in millions)(6)	25.9	R$100.4	R$45.0	R$20.0	R$6.0

(1)	For convenience purposes only, amounts in reais as of March 31, 2018 have been translated to U.S. dollars using an exchange rate of R$3.875 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2019 school year (which we define for purposes of ACV bookings as the period starting in October 2018 and ending in September 2019). Presented as of February 25, 2019, nearest available date to March 31 as of the date of this form 20-F.

(3)	For the 2018 school year (which we define for purposes of ACV bookings as the period starting in October 2017 and ending in September 2018).

(4)	For the 2017 school year (which we define for purposes of ACV bookings as the period starting in October 2016 and ending in September 2017).

(5)	For the 2016 school year (which we define for purposes of ACV bookings as the period starting in October 2015 and ending in September 2016).

(6)	We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

For our supplemental segment, as of March 31, 2019, the approximate number of enrolled students was 84,875 and ACV Bookings were approximately R$100.4 million.

Brazilian Macroeconomic Environment

We believe that our results of operations and financial performance are and will continue to be affected by the following macroeconomic trends and factors:

All of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2018	2017	2016
Real growth (contraction) in gross domestic product	1.1%	1.0%	(3.5)%
Inflation (IGP-M)(1)	7.5%	(0.5)%	7.2%
Inflation (IPCA)(2)	3.4%	2.9%	6.3%
Long-term interest rates—TJLP (average)(3)	6.7%	7.0%	7.5%
CDI interest rate (average)(4)	6.5%	10.1%	14.1%
Period-end exchange rate—reais per US$1.00	3.875	3.308	3.259
Average exchange rate—reais per US$1.00(5)	3.656	3.203	3.483
Appreciation (depreciation) of the real vs. US$ in the period(6)	(17.1)%	(1.5)%	16.6%
Unemployment rate(7)	12.3%	12.7%	11.5%

Source: FGV, IBGE, Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil (daily average for the period).

(5)	Average of the exchange rate on each business day of the year.

(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(7)	Average unemployment rate for year as measured by the IBGE.

Historically, inflation has been offset by adjustments to the contractual fees per student that we charge our partner schools, the average adjustment of which was 8.3% for the years ended December 31, 2018, 2017, 2016 and 2015.

Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

Printer Costs; Raw Materials

We outsource the printing and binding of our educational materials. Printer costs are one of our principal costs; printer fees are impacted by changes in the price of paper, one of the principal raw materials required for the production of our educational materials. The cost of paper is generally impacted by fluctuations in the U.S. dollar/real exchange rate, and is also impacted by inflation, but not necessarily linked to a specific inflation index. Such changes in prices are reflected as inflation adjustments in the fees charged by our third-party printers, which produce our printed materials. To the extent we cannot offset the impact of printer costs by adjusting the contractual fees per student that we charge our partner schools, our margins may be negatively affected.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 3 to our audited consolidated financial statements. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements:

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or a group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which we have not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill that is recognized by us. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in note 13 to our audited consolidated financial statements.

Taxes

Deferred tax assets are recognized for deductible temporary differences and unused tax credits from net operating losses carryforward to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further details on taxes are disclosed in note 22 to our audited consolidated financial statements.

Fair Value Measurement of Financial Instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See note 24 to our audited consolidated financial statements for further information.

Contingent consideration, resulting from business combinations, is valued at fair value as of the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured at each reporting date. This determination of fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. Any contingent consideration is classified as financial instruments from acquisition of interests. For further information, see notes 4, 14 and 24 to our audited consolidated financial statements.

Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, we uses the Black & Scholes model. See note 16.b for the assumptions and models used for estimating fair value for share-based payment transactions.

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted in 2018

We started applying IFRS 9—Financial Instruments and IFRS 15—Revenue from Contracts with Customers, beginning on January 1, 2018. For further information, see note 2.4 to our audited consolidated financial statements. Other amendments and interpretations were applied for the first time in 2018, but do not have an impact on our audited consolidated financial statements.

IFRS 9—Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial instruments. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and this approach replaces the previous requirements of IAS 39. The approach in IFRS 9 is based on how an entity manages its financial assets (i.e., its business model) and the contractual cash flow characteristics of those financial assets. IFRS 9 also amends the impairment criteria by introducing a new expected credit losses model for calculating impairment on financial assets and commitments to extend credit. Further, IFRS 9 includes new hedge accounting requirements that align hedge accounting more closely with risk management. These new requirements do not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness but do allow more hedging strategies that are used for risk management to qualify for hedge accounting and for more judgment by management in assessing the effectiveness of those hedging relationships. Extended disclosures in respect of risk management activity for those choosing to apply the new hedge accounting requirements will also be required under the new standard.

We adopted IFRS 9 prospectively, with the initial application date of January 1, 2018. The adoption of the expected credit loss requirements of IFRS 9 resulted in an increase in impairment allowances of the trade receivables. The increase in allowances resulted in an adjustment to retained earnings as of January 1, 2018 of R$4.3 million, net of tax effects.

For further information, see note 2.4 to our audited consolidated financial statements.

IFRS 15—Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016. IFRS 15 affects any entity entering into contracts with customers, unless those contracts fall within the scope of other standards such as insurance contracts, financial instruments or lease contracts. IFRS 15 supersedes the revenue recognition requirements in IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, and the majority of other industry-specific guidance. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount or timing of revenue recognized.

We adopted IFRS 15 as of January 1, 2018 using the modified retrospective method and the effects of adopting IFRS 15 are not material. For further information, see note 2.4 to our audited consolidated financial statements.

Standards, interpretations and amendments not adopted yet

Certain IFRS standards and interpretations that have been issued but that will not be in effect until January 1, 2019 could impact the presentation of our financial position or performance once they are effective. For further information on the impact of these IFRS standards and interpretations on the presentation of our financial position or performance once they become effective, see note 2 to our audited consolidated financial statements.

IFRS 16—Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases.” This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

We will adopt IFRS 16 from its effective date of January 1, 2019 using the modified retrospective transition approach. The expected impacts of the adoption for 2019 are as disclosed in note 2.4 to our audited consolidated financial statements.

IFRIC 23—Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12—Income taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

Management has assessed the new standard and does not expect any impacts on the Company’s consolidated financial statements.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Components of Our Results of Operations

The following is a summary of the principal line items comprising our statements of income (loss).

Net Revenue

We generate substantially all of our revenue from contracts that have a standard term of three years, pursuant to which we provide educational content in printed and digital format to partner schools.

Our revenue is driven by the number of enrolled students at each partner school using our solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. We recognize our revenue at the moment we make our content available to our partner schools in printed format or via access to our digital platform. We typically deliver our Core Curriculum content four times each year in March, June, August and December and our Supplemental Solutions content twice each year in June and December, typically two to three months prior to the start of each school quarter. This allows our partner schools and their teachers to prepare classes in advance of each school quarter.

Cost of sales

Cost of sales primarily consists of expenses related to the production and delivery of our content and technology, which are mainly composed of printing costs, employee-related costs and the purchase of long-term intellectual property assets such as educational content produced by third-party authors, as well as inventory write-off costs.

We intend to continue to invest additional resources in our content development and technology platform. The timing of these expenses will affect our cost of sales in the affected periods. Also, we may launch new products that require additional resources and can affect our cost of sales.

Expenses

We classify our operating expenses as selling expenses, general and administrative expenses and other expenses. The largest component of our operating expenses is employee and labor-related expenses, which includes salaries and bonuses, employee benefit expenses and contractor costs. We allocate expenses such as information technology infrastructure costs related to our operations and rent and occupancy charges in each expense category based on employee headcount in that category.

•	Selling expenses. Selling expenses consist primarily of the personnel expenses of our sales and marketing and customer support employees, including commissions and incentives, travel and travel-related expenses, benefits, marketing programs, including lead generation, costs of our education-related conferences and other miscellaneous expenses, as well as intangible assets amortization expenses. We expect that our selling expenses will increase as we increase the size of our sales and marketing teams and potentially increase the number of conferences and events that we organize.

•	General and administrative expenses. General and administrative expenses consist of personnel expenses and related expenses, including executive, finance, legal, human resources, recruiting, employee-related information technology, administrative personnel, payroll, and benefits. They also consist of expenses in connection with professional fees for external legal, accounting and other consulting services, intangible assets amortization expenses, as well as other miscellaneous expenses. We expect general and administrative expenses to increase on an absolute real basis but decrease as a percentage of total revenue as we focus on processes, systems and controls that will enable our internal support functions to grow concurrently with the growth of our business. We also anticipate increases to general and administrative expenses as we incur the expenses of compliance associated with being a publicly traded company, including legal, audit and consulting fees.

We allocate share-based payment expense to general and administrative expenses. These share-based expenses represent granted share options to selected employees we consider to be key executives. We recognize our share-based payments as an expense in the statement of income based on their fair value over the vesting period. These charges have been significant in the past, and we expect that they will increase as we hire more employees and seek to retain existing employees.

Other income (expenses), net

Our other income (expenses), net, line item consists mainly of miscellaneous income and/or expense items.

Finance result

Our finance result includes finance income and finance costs.

Finance income includes mainly income from cash equivalents and financial investments and changes in fair value of derivative instruments from business combinations and acquisition of interest in associates and joint ventures. Finance costs includes mainly of changes in fair value of derivatives instruments and interest expenses of liabilities from business combinations and other financial discounts and bank fees.

Income taxes

Income taxes includes current and deferred income taxes. Deferred tax expenses are mainly related to provisions for bonuses, inventories reserve, allowance for doubtful accounts, share-based compensation plan, intangible amortization and derivatives from acquisition of interests and business combinations.

Results of Operations

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table sets forth our consolidated statements of income (loss) for the years ended December 31, 2018 and 2017:

	For the Year Ended December 31,
	2018	2017	Variation (%)
	(in R$ millions, except for percentages)
Statement of Income Data:
Net revenue	381.0	244.4	55.9
Core(1)	303.0	219.0	38.4
Supplemental(1)	78.0	25.4	207.1
Cost of sales	(80.7)	(58.5)	37.9
Gross profit	300.2	185.9	61.5
Selling expenses	(113.3)	(65.3)	73.5
General and administrative expenses	(129.8)	(48.9)	165.4
Other income (expenses), net	4.9	3.3	48.5
Operating profit	62.1	74.9	(17.1)
Finance income	36.6	12.5	192.8
Finance costs	(198.8)	(20.4)	874.5
Finance result	(162.2)	(7.9)	1,953.2
Share of loss of equity-accounted investees	(0.8)	(0.7)	14.3
Profit before income taxes	(100.9)	66.4	(252.0)
Income taxes—income (expense)	18.0	(22.7)	(179.3)
Current	(26.5)	(31.0)	14.5
Deferred	44.5	8.3	436.1
Profit for the year	(82.9)	43.6	(290.1)
Profit (loss) attributable to:
Equity holders of the parent	(82.4)	44.3	(286.0)
Non-controlling interests	(0.5)	(0.6)	16.7

(1)	Our operating segments consist of our Core segment and our Supplemental segment. For further information, see note 23 to our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

Net revenue

Net revenue for the year ended December 31, 2018 was R$381.0 million, an increase of R$136.6 million, or 55.9%, from R$244.4 million for the year ended December 31, 2017.

This increase was primarily attributable to:

(i)	in the first three quarters of 2018, the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions, which resulted in a 26.0% increase in the total number of students enrolled at our partner schools, to 405,814 students distributed across our partner schools as of March 31, 2018, from 322,031 students distributed across our partner schools as of March 31, 2017.

(ii)	in the fourth quarter of 2018, the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions, which resulted in a 22.9% increase in the total number of students enrolled at our partner schools, to 498,553 students distributed across our partner schools as of March 31, 2019, from 405,814 students distributed across our partner schools as of March 31, 2018; and

(iii)	the 11.5% increase in the average contractual fees per student that we charge our partner schools, from R$711.9 per student as of March 31, 2017 to R$793.8 per student as of March 31, 2018, which impacted the first three quarters of 2018, and a 11.4% increase in the average contractual fees to R$884.4 as of March 31, 2019, which impacted the fourth quarter of 2018.

In our Core segment, net revenue for the year ended December 31, 2018 was R$303.0 million, an increase of R$84.0 million, or 38.4%, from R$219.0 million for the year ended December 31, 2017.

This increase was primarily attributable to:

(i)	the 19.7% increase in the number of enrolled students at partner schools, from 303,950 enrolled students as of March 31, 2017 to 363,824 enrolled students as of March 31, 2018, which impacted the first three quarters of 2018, combined with the 13.7% increase in the number of enrolled students at partner schools to 413,678 as of March 31, 2019, which impacted the fourth quarter of 2018; and

(ii)	the 10.1% overall increase in the average contractual fees per student payable by partner schools, from R$687.9 per student for the year ended December 31, 2017 to R$757.6 per student for the year ended December 31, 2017, which impacted the first three quarters of 2018, and a 8.6% increase in the average contractual fees to R$823.0 as of March 2019, which impacted the fourth quarter of 2018.

In our Supplemental segment, net revenue for the year ended December 31, 2018 was R$78.0 million, an increase of R$52.6 million, or 207.1% from R$25.4 million for the year ended December 31, 2017.

This increase was primarily attributable to the 102.1% increase in the number of enrolled students at partner schools, from 41,990 enrolled students as of March 31, 2018 to 84,875 enrolled students as of March 31, 2019

Cost of sales

Cost of sales for the year ended December 31, 2018 was R$80.7 million, an increase of R$22.2 million, or 37.9%, from R$58.5 million for the year ended December 31, 2017. This increase of 37.9% was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. The increase in cost of sales was lower than our revenue growth due to captured benefits from economies of scale.

As a percentage of net revenue, our cost of sales decreased to 21.2% for the year ended December 31, 2018, compared to 23.9% for the year ended December 31, 2017.

In our Core segment, cost of sales for the year ended December 31, 2018 was R$70.9 million, an increase of R$16.6 million, or 30.6%, from R$54.3 million for the year ended December 31, 2017. As mentioned above, this increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. As a percentage of net revenue in our Core segment, cost of sales decreased to 23.4% in the year ended December 31, 2018, compared to 24.8% in the year ended December 31, 2017.

In our Supplemental segment, cost of sales for the year ended December 31, 2018 was R$9.8 million, an increase of R$5.6 million, or 133.3% from R$4.2 million for the year ended December 31, 2017. This increase was also primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. As a percentage of net revenue in our Supplemental segment, cost of sales decreased to 12.6% in 2018, compared to 16.5% in the year ended December 31, 2017.

Gross profit

For the reasons discussed above, gross profit for the year ended December 31, 2018 was R$300.2 million, an increase of R$114.4 million, or 61.5%, from R$185.9 million for the year ended December 31, 2017. In our Core segment, gross profit for the year ended December 31, 2018 was R$232.1 million, an increase of R$67.5 million, or 41.0%, from R$164.6 million for the year ended December 31, 2017. In our Supplemental segment, gross profit for the year ended December 31, 2018 was R$68.1 million, an increase of R$46.9 million or 221.2%, from R$21.2 million for the year ended December 31, 2017.

Selling expenses

Selling expenses for the year ended December 31, 2018 were R$113.3 million, an increase of R$48.0 million, or 73.5%, from R$65.3 million for the year ended December 31, 2017. This increase was primarily attributable to:

(i)	a R$22.3 million, or 83.5%, increase in sales personnel expenses, mainly attributable to the 56.5% increase in the number of employees in our educational and pedagogical consulting teams to support our growth strategy going forward.

(ii)	a R$9.1 million, or 111.4%, increase in customer support expenses, mainly due to the increase in our partner schools base across Brazil, as well as expenses related to promoting our growth strategy going forward; and

(iii)	a R$8.6 million, or 92.4%, increase in sales & marketing expenses, mainly attributable to the expansion of our educational and pedagogical teams’ activities, such as traveling expenses, advertising, and other general expenses, necessary to support our growth strategy going forward.

In our Core segment, selling expenses for the year ended December 31, 2018 were R$87.2 million, an increase of R$30.9 million, or 54.8%, from R$56.3 million for the year ended December 31, 2017. This increase was primarily attributable to an increase in (i) the number of employees in our educational and pedagogical consulting teams, (ii) sales & marketing and (iii) customer support expenses.

In our Supplemental segment, selling expenses for the year ended December 31, 2018 were R$26.1 million, an increase of R$17.1 million or 189.9%, from R$9.0 million for the year ended December 31, 2017. This increase was primarily attributable to an increase in (i) the number of employees in our educational and pedagogical consulting teams, and (ii) customer support expenses.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2018 were R$129.8 million, an increase of R$80.9 million, or 165.4%, from R$48.9 million for the year ended December 31, 2017. This increase was primarily attributable to the vesting of the Long Term Incentive Plan (LTIP) as a result of our IPO in September 2018, resulting in a non-recurring expense of R$60.3 million for the year ended December 31, 2018. These expenses are also attributable to:

(i)	a R$14.7 million increase in corporate personnel expenses totaling R$39.4 million for the year ended December 31, 2018, due to the 38.2% increase in the number of employees in our general administrative team, from 207 employees as of December 31, 2017, to 284 employees as of December 31, 2018; and

(ii)	a R$6.5 million increase in third party services expenses totaling R$14.3 million for the year ended December 31, 2018, attributable to expenses relating to (i) the creation of our shared services center in order to centralize our administrative expenses and internal controls across our business and (ii) the creation of our new value creation team.

Operating profit

For the reasons discussed above, operating profit for the year ended December 31, 2018 was R$62.1 million, a decrease of R$12.8 million, or 17.1%, from R$74.9 million for the year ended December 31, 2017. Adjusting the impact of the vesting of the LTIP, the operating profit for the year ended December 31, 2018 would be R$122.4 million, an increase of R$47.5 million, or 63.4% from R$74.9 million for the year ended December 31, 2017, in line with our revenue growth.

Finance result

Finance result for the year ended December 31, 2018 was a finance cost, net of R$162.2 million, an increase of R$154.3 million, from a finance cost, net of R$7.9 million for the year ended December 31, 2017, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2018 was R$36.6 million, an increase of R$24.1 million, or 192.8%, from R$12.5 million for the year ended December 31, 2017. This increase was mainly attributable to the interest generated from financial investments and by the increase in the fair value of our derivative financial instruments, comprising the put and call options of our business acquisitions and investments in associates and joint ventures.

Finance costs. Finance costs for the year ended December 31, 2018 was R$198.8 million, an increase of R$178.4 million, from R$20.4 million for the year ended December 31, 2017. This increase was primarily attributable to the foreign exchange rate variation on the proceeds we received from our IPO, which had an impact of R$34.1 million, and the fair value of our derivative financial instruments comprising the put and call options of our business acquisitions and investments in associates and joint ventures, primarily with respect to International School, which had an impact of R$130.4 million.

Share of loss of equity-accounted investees

Share of loss of equity-accounted investees for the year ended December 31, 2018 was a loss of R$0.8 million, as compared to a loss of R$0.7 million for the year ended December 31, 2017, mainly attributable to the performance of our equity-accounted investees.

Profit (loss) before income taxes

For the reasons discussed above, for the year ended December 31, 2018, the loss before income taxes was R$100.9 million, a decrease of R$167.3 million, or 252.0%, from a profit of R$66.4 million for the year ended December 31, 2017.

Income taxes – income (expense)

Income taxes for the year ended December 31, 2018 were an income of R$18.0 million, a R$40.7 million difference between the R$22.7 million expense for the year ended December 31, 2017. The positive income tax was mainly attributable to the recognition of deferred tax credits over financial instruments from acquisition of interests.

Profit (loss) for the year

As a result of the foregoing, loss for the year ended December 31, 2018 was R$82.9 million, a decrease of R$126.5 million, or 290.1%, from a profit of R$43.6 million for the year ended December 31, 2017.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table sets forth our consolidated statements of income for the years ended December 31, 2017 and 2016:

	For the Year Ended December 31,
	2017	2016	Variation (%)
	(in R$ millions, except for percentages)
Statement of Income Data:
Net revenue	244.4	159.3	53.4
Core(1)	219.0	159.3	37.5
Supplemental(1)	25.4	—	n.m.
Cost of sales	(58.5)	(41.3)	41.6
Gross profit	185.9	117.9	57.6
Selling expenses	(65.3)	(40.3)	62.0
General and administrative expenses	(48.9)	(32.7)	49.9
Other income (expenses), net	3.3	3.6	(8.5)
Operating profit	74.9	48.6	54.2
Finance income	12.5	47.2	(73.4)
Finance costs	(20.4)	(1.8)	1030.8
Finance result	(7.9)	45.4	(117.3)
Share of loss of equity-accounted investees	(0.7)	(1.1)	(36.5)
Profit before income taxes	66.4	92.8	(28.5)
Income taxes—income (expense)	(22.7)	(18.4)	23.2
Current	(31.0)	(13.0)	139.3
Deferred	8.3	(5.5)	(251.3)
Profit for the year	43.6	74.4	(41.3)
Profit (loss) attributable to:
Equity holders of the parent	44.3	75.1	(41.1)
Non-controlling interests	(0.6)	(0.7)	(16.2)

(1)	Our operating segments consist of our Core segment and our Supplemental segment. For further information, see note 23 to our audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

Net revenue

Net revenue for the year ended December 31, 2017 was R$244.4 million, an increase of R$85.1 million, or 53.4%, from R$159.3 million for the year ended December 31, 2016.

This increase was primarily attributable to:

(i)	the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions, which resulted in a 21.4% increase in the total number of students enrolled at our partner schools, to 322,031 students distributed across our partner schools as of March 31, 2017, from 265,354 students distributed across our partner schools as of March 31, 2016.

(ii)	the 14.5% increase in the average contractual fees per student that we charge our partner schools, to R$711.9 per student for the year ended December 31, 2017 from R$622.0 per student for the year ended December 31, 2016;

(iii)	the consolidation of the results of operations of SAE into our financial statements starting in June 2016, as a result of our acquisition of a controlling interest in SAE on June 27, 2016; and

(iv)	the consolidation of the results of operations of International School into our financial statements starting in January 2017, as a result of our acquisition of a controlling interest in International School on January 23, 2017.

In our Core segment, net revenue for the year ended December 31, 2017 was R$219.0 million, an increase of R$59.7 million, or 37.5%, from R$159.3 million for the year ended December 31, 2016.

This increase was primarily attributable to:

(i)	the consolidation of the results of operations of SAE into our financial statements starting in June 2016, as a result of our acquisition of a controlling interest in SAE on June 27, 2016;

(ii)	the 14.5% increase in the number of enrolled students at partner schools, to 303,950 enrolled students as of March 31, 2017, from 265,354 enrolled students as of March 31, 2016; and

(iii)	the 10.6% overall increase in the average contractual fees per student payable by partner schools, to R$687.9 per student for the year ended December 31, 2017, from R$622.0 per student for the year ended December 31, 2016.

In our Supplemental segment, net revenue for the year ended December 31, 2017 was R$25.4 million, an increase of R$25.4 million, from no net revenue for the year ended December 31, 2016. We did not have a Supplemental segment prior to 2017. This increase was primarily attributable to the consolidation of the results of operations of International School into our financial statements starting in January 2017, as a result of our acquisition of a controlling interest in International School on January 23, 2017.

Cost of sales

Cost of sales for the year ended December 31, 2017 was R$58.5 million, an increase of R$17.2 million, or 41.6%, from R$41.3 million for the year ended December 31, 2016. This increase was primarily attributable to:

(i)	a R$13.7 million, or 54.9%, increase in our content providing costs and freight costs, mainly attributable to the consolidation of SAE and International School into our financial statements starting in June 2016 and January 2017, respectively, as well as the overall increase in the production volume of our educational materials, as a result of the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions during the period; and

(ii)	a R$1.8 million, or 19.6%, increase in operations personnel costs, mainly attributable to (i) the consolidation of SAE and International School into our financial statements starting in June 2016 and January 2017, and (ii) the 27.4% increase in the number of employees in our content and technology production team.

As a percentage of net revenue, our cost of sales decreased to 23.9% for the year ended December 31, 2017, compared to 25.9% for the year ended December 31, 2016. We expect these costs to continue to decrease as our products achieve greater scale going forward.

In our Core segment, cost of sales for the year ended December 31, 2017 was R$54.3 million, an increase of R$13.0 million, or 31.4%, from R$41.3 million for the year ended December 31, 2016. This increase was primarily attributable to the consolidation of the results of operations of SAE into our financial statements starting in June 2016, as a result of our acquisition of a controlling interest in SAE on June 27, 2016. As a percentage of net revenue in our Core segment, cost of sales decreased to 24.8% in 2017, compared to 25.9% in 2016.

In our Supplemental segment, cost of sales for the year ended December 31, 2017 was R$4.2 million, an increase of R$4.2 million, from no cost of sales for the year ended December 31, 2016. This increase was primarily attributable to the consolidation of the results of operations of International School into our financial statements starting in January 2017 as a result of our acquisition of a controlling interest in International School on January 23, 2017. As a percentage of net revenue in our Supplemental segment, cost of sales represented 16.5% in 2017.

Gross profit

For the reasons discussed above, gross profit for the year ended December 31, 2017 was R$185.9 million, an increase of R$67.9 million, or 57.6%, from R$117.9 million for the year ended December 31, 2016. In our Core segment, gross profit for the year ended December 31, 2017 was R$164.6 million, an increase of R$46.7 million, or 39.6%, from R$117.9 million for the year ended December 31, 2016. In our Supplemental segment, gross profit for the year ended December 31, 2017 was R$21.2 million, an increase of R$21.2 million, from no gross profit for the year ended December 31, 2016.

Selling expenses

Selling expenses for the year ended December 31, 2017 were R$65.3 million, an increase of R$25.0 million, or 62.0%, from R$40.3 million for the year ended December 31, 2016. This increase was primarily attributable to the consolidation of SAE and International School into our financial statements starting in June 2016 and January 2017, respectively, resulting in:

(i)	a R$10.1 million, or 61.0%, increase in sales personnel expenses mainly as a result of the increase in the number of employees in our sales team;

(ii)	a R$3.2 million, or 53.3%, increase in sales and marketing expenses mainly as a result of marketing events aimed at strengthening our brands;

(iii)	a R$4.1 million, or 101.6%, increase in customer support expenses; and

(iv)	a R$5.3 million, or 117.5%, increase in amortization of intangible assets and depreciation of property and equipment.

In our Core segment, selling expenses for the year ended December 31, 2017 were R$56.3 million, an increase of R$16.0 million, or 39.7%, from R$40.3 million for the year ended December 31, 2016. This increase was primarily attributable to the consolidation of the results of operations of SAE into our financial statements starting in June 2016, as a result of our acquisition of a controlling interest in SAE on June 27, 2016, which increased our sales personnel expenses, and our sales and marketing and services expenses.

In our Supplemental segment, selling expenses for the year ended December 31, 2017 were R$9.0 million, an increase of R$9.0 million, from no selling expenses for the year ended December 31, 2016. This increase was primarily attributable to the consolidation of the results of operations of International School into our financial statements starting in January 2017, as a result of our acquisition of a controlling interest in International School on January 23, 2017, which increased our sales personnel expenses, and our sales and marketing and services expenses.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2017 were R$48.9 million, an increase of R$16.3 million, or 49.9%, from R$32.7 million for the year ended December 31, 2016. The increase in general and administrative expenses was primarily attributable to:

(i)	a R$9.9 million increase in corporate personnel expenses totaling R$24.6 million for the year ended December 31, 2017, mainly as a result of the consolidation of SAE and International School into our financial statements starting in June 2016 and January 2017, respectively, resulting in a 67.6% increase in our corporate personnel expenses due to the 37.3% increase in employees, from 603 employees in 2016, to 828 employees in 2017; and

(ii)	expenses related to the creation of our shared services center to centralize our administrative expenses across our business segments.

Operating profit

For the reasons discussed above, operating profit for the year ended December 31, 2017 was R$74.9 million, an increase of R$26.3 million, or 54.2%, from R$48.6 million for the year ended December 31, 2016.

Finance result

Finance result for the year ended December 31, 2017 was a finance cost, net of R$7.9 million, a change of R$53.2 million, or 117.3%, from a finance income, net of R$45.4 million for the year ended December 31, 2016, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2017 was R$12.5 million, a decrease of R$34.6 million, or 73.4%, from R$47.2 million for the year ended December 31, 2016. This decrease was primarily attributable to the decrease in the fair value of our derivative financial instruments, comprised of the put and call options of our business acquisitions and investments in associates and joint ventures.

Finance costs. Finance costs for the year ended December 31, 2017 was R$20.4 million, an increase of R$18.6 million, from R$1.8 million for the year ended December 31, 2016. This increase was primarily attributable to the increase in the expenses from accounts payable to selling shareholders and the fair value of our derivative financial instruments, comprised of the put and call options of our business acquisitions and investments in associates and joint ventures.

Share of loss of equity-accounted investees

Share of loss of equity-accounted investees for the year ended December 31, 2017 was a loss of R$0.7 million, as compared to a loss of R$1.1 million for the year ended December 31, 2016, mainly attributable to a net loss as a result of our investment in WPensar, and a net loss in 2016 as a result of our investment in International School prior to our acquisition of a controlling interest in International School on January 23, 2017.

Profit before income taxes

For the reasons discussed above, profit before income taxes for the year ended December 31, 2017 was R$66.4 million, a decrease of R$26.5 million, or 28.5%, from R$92.8 million for the year ended December 31, 2016.

Income taxes

Income taxes expenses for the year ended December 31, 2017 was R$22.7 million, an increase of R$4.3 million, or 23.4%, from R$18.4 million for the year ended December 31, 2016. This increase was primarily attributable to an increase in our taxable income and certain of our subsidiaries generated revenues above R$78 million in 2017 and in 2016 were taxed pursuant to the presumed profit regime, which tax rate is lower than the 34% statutory tax rate.

Profit for the year

As a result of the foregoing, profit for the year ended December 31, 2017 was R$43.6 million, a decrease of R$30.8 million, or 41.4%, from R$74.4 million for the year ended December 31, 2016.

B.	Liquidity and capital resources

As of December 31, 2018, we had R$823.5 million in cash and cash equivalents and financial investments. We believe that our current available cash and cash equivalents and financial investments and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following discussion of our liquidity and capital resources is based on the financial information derived from the audited consolidated financial statements included elsewhere in this annual report.

Cash Flows

	For the Year Ended December 31,
	2018	2017	2016
	(in thousands of reais)
Cash Flow Data
Net cash flows from operating activities	92,124	62,650	41,237
Net cash flows from (used in) investing activities	(780,964)	(77,269)	(24,921)
Net cash flows (used in) from financing activities	734,742	11,095	(12,641)

Operating Activities

Our net cash flows from operating activities increased to R$92.1 million in 2018, from R$62.7 million in 2017, a 47% increase. In 2017, it increased by 51.9%, from R$41.2 million in 2016. Our net cash flows from operating activities were positively affected by the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions during the period, which was partially offset by increases in payments to suppliers and personnel expenses.

Investing Activities

Our net cash flows from investing activities changed from net cash used in investing activities of R$77.3 million in the year ended December 31, 2017, to net cash used in investing activities of R$781.0 million in the year ended December 31, 2018, primarily due to the increase in financial investments in 2018 as a result of the net proceeds we received from our initial public offering in 2018. The net proceeds were invested in non-exclusive funds managed by highly rated financial institutions.

Our net cash flows used in investing activities increased from R$24.9 million of net cash flows used in investing activities in 2016, to R$77.3 million of net cash flows used in investing activities in 2017, primarily due to the R$29.0 million we paid to acquire NS Educação Ltda. on September 28, 2017, the R$8.0 million we paid to acquire an interest in Geekie in 2017, the R$17.4 million applied in financial investments in 2017, and the R$5.3 million in property and equipment expenditures in 2017.

Financing Activities

Our net cash flows used in financing activities for the year ended December 31, 2018 was R$734.7 million, compared to R$11.1 million for the year ended December 31, 2017, primarily due to the R$816.6 million in net proceeds we received from our initial public offering in 2018.

Our net cash flows used in financing activities in 2016 was R$12.6 million, compared to a net cash flow from financing activities of R$11.1 million in 2017, primarily due to a capital increase of R$86.1 million in 2017, which was partially offset by a dividend payment of R$75.1 million in 2017.

Indebtedness

As of December 31, 2018, we had no outstanding indebtedness.

Capital Expenditures

In the years ended December 31, 2018, 2017 and 2016 we made capital expenditures of R$36.2 million, R$11.4 million and R$7.2 million, respectively. These capital expenditures mainly include expenditures related to the acquisition of property and equipment and the acquisition of intangible assets. Our capital expenditures increased in 2018 as compared to 2017 mainly due to (i) investments made to comply with the BNCC amounting to R$9.6 million of capitalized personnel expenses, and R$7.7 million of acquired content; (ii) the capitalization of payroll expenses within the EdTech team related to internally developed technology for our platform amounting to R$5.3 million; and (iii) investments of R$3.1 million in our Supplemental solution.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D.	Trend information

For a discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Underlying Trends.”

E.	Off-balance sheet arrangements

As of December 31, 2018, we did not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

The following is a summary of our contractual obligations as of December 31, 2018:

	Payments Due By Period as of December 31, 2018
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
	(in thousands of reais)
Trade payables	14,845	—	—	—	14,845
Operating leases	5,293	11,218	9,596	1,290	27,397
Financial instruments from acquisition of interests(1)	51	3,009	22,037	—	25,097
Accounts payable to selling shareholders	830	176,887	3,664	—	181,381
Total	21,019	191,114	35,297	1,290	248,720

(1)	Includes (i) an option to acquire the remaining 91.95% of the outstanding share capital of Geekie in May 2022 pursuant to the share purchase agreement dated as of December 8, 2016, as part of our acquisition of our current 8.05% interest in the share capital of Geekie, and (ii) an option to acquire the remaining 75% of the outstanding share capital of WPensar between July 10, 2020 and July 10, 2021.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Islands Companies Law (as amended).

Board of Directors

As of December 31, 2018, our board of directors is composed of four members. By 2019, we expect the size of our board of directors to increase to five members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or vacation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

We do not have any service contracts with our executive directors that provide benefits upon termination of employment.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Oto Brasil de Sá Cavalcante	72	Chairman
Ari de Sá Cavalcante Neto	39	Director
Martin Escobari	47	Independent Director*
Alberto Menache	45	Independent Director*

*	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01.305-000, Brazil.

Oto Brasil de Sá Cavalcante is the Chairman of our board of directors, a position he has held since February 2018. Mr. Brasil de Sá Cavalcante has over 50 years’ experience in the education industry. In 2001, he founded Colégio Ari de Sá in Fortaleza, and has been the chairman of its board of directors since 2001. In 2013, he founded Faculdade Ari de Sá in Fortaleza, and has been its chief executive officer since 2013. He holds a bachelor’s degree in civil engineering from Universidade Federal do Ceará in Fortaleza.

Ari de Sá Cavalcante Neto is a member of our board of directors and our Chief Executive Officer, positions he has held since February 2018. He has been a member of the advisory committee at Colégio Ari de Sá since 2007. Mr. de Sá Cavalcante Neto was an associate at Ernst & Young from 1998 to 2000. He was the chief operating officer of Colégio Ari de Sá from 2001 to 2005, and was an associate at McKinsey & Company in 2006. He holds an MBA from the Massachusetts Institute of Technology (MIT).

Martin Escobari is a member of our board of directors, a position he has held since August 2018. He has been with General Atlantic since 2012, and is a member of its Executive Committee, is the Chair of its Investment Committee, and is the head of its Latin America business. Mr. Escobari serves on the board of directors of Empreendimentos Pague Menos SA, Invekra, S.A.P.I. de C.V. (d/b/a Laboratórios Sanfer, S.A. de C.V.), Grupo Axo, S.A.P.I. de C.V. and XP Investimentos, and has previously served on the boards of Ourofino Saude Animal Participações S.A., Sura Asset Management, Smiles S.A. Aceco TI Participaҫões S.A., Grupo Linx and Decolar.com, Inc. Mr. Escobari co-founded submarino.com and was its chief financial officer from 1999 to 2007. He was an associate at the Boston Consulting Group (New York) from 1994 to 1996, an investment officer at the private equity firm GP Investimentos from 1998 to 1999, and a managing director at Advent International from 2007 to 2011. Mr. Escobari holds a bachelor’s degree in economics from Harvard College (Harvard University) and an MBA (George F. Baker Scholar) from Harvard Business School. He serves on the board of Primeira Chance, a scholarship program for gifted children in Brazil and is active with Endeavor Brazil, where he mentors young entrepreneurs. Mr. Escobari is also a member of the Brazil office of Harvard’s Rockefeller Center for Latin American Studies.

Alberto Menache is a member of our board of directors, a position he has held since August 2018. Currently, he is the vice chairman and chief executive officer of Linx S.A., or Linx, a position he has held since November 2013. Prior to becoming vice chairman and chief executive officer, Mr. Menache held management positions at Linx in sales, marketing, human resources, IT and finance.

Executive Officers

Our executive officers are responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors. We have a strong management team led by Ari de Sá Cavalcante Neto, our Chief Executive Officer, who has broad experience in the education industry. Many of the members of our management team have worked together as a team for many years. Our executive officers were appointed by our board of directors for an indefinite term.

The following table lists our current executive officers:

Name	Age	Position
Ari de Sá Cavalcante Neto	39	Chief Executive Officer
David Peixoto dos Santos	31	Chief Financial Officer
João Cunha Silva	32	Chief Operating Officer

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01.305-000, Brazil.

David Peixoto dos Santos is our Chief Financial Officer and our Vice President of Business Development, positions he has held since March 2014. Prior to joining us, Mr. Peixoto dos Santos was an analyst at Credit Suisse from November 2011 to March 2014. He holds a law degree from Universidade de São Paulo, and participated in a student exchange program at Yale University.

João Cunha Silva is our Chief Operating Officer, a position he has held since January 2014. Prior to joining us, Mr. Cunha Silva was an associate at Boston Consulting Group from January 2008 to September 2009. He holds a bachelor’s degree in computer engineering from Universidade Estadual de Campinas (Unicamp), in Campinas, São Paulo, and a certificate from the Executive Leadership Development program at Stanford University.

Family Relationships

Oto Brasil de Sá Cavalcante, our Chairman, is the father of Ari de Sá Cavalcante Neto, our Chief Executive Officer.

Directors’ and Officers’ Insurance

We have contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

B.	Compensation

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses or paid to executive officers and members of our management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under our share options long-term incentive program, as discussed below.

Long-Term Incentive Plan (LTIP) and Share-based Compensation

LTIP I

Certain members of our management participate in our share option long-term incentive program, or the LTIP I. Beneficiaries under the LTIP I are granted rights to buy shares based on certain criteria. These rights vest in five equal annual installments starting one year after the beneficiary’s grant date, the earliest of which was on December 22, 2014, for a 10-year term expiring on December 22, 2024. If a beneficiary is dismissed by us, resigns, retires, suffers a permanent disability or dies, the portion of his or her rights under the LTIP I that has vested at that date will be satisfied, and the beneficiary will have a term of 90 days in the case of dismissal, resignation or retirement, or 180 days in case of death or permanent disability, to exercise any vested but unexercised options, but the non-vested portion will be canceled. If a beneficiary is terminated for cause, the non-vested portion will be immediately canceled, and all vested but unexercised options may be exercised by the beneficiary on the day of termination. In the case of transfer of the control of Arco, which is defined under the plan as a transfer of an equity interest of at least 50% plus one share of the capital stock of Arco, all unvested share options will automatically vest.

Any shares that are issued on a subsequent vesting date during the one year after our initial public offering will be subject to the remainder of that same lock-up period, expiring one year after the closing of our initial public offering. After the close of that one-year period, shares to be issued under the program will no longer be subject to a lock-up.

The maximum number shares that can be issued to beneficiaries under the LTIP I may not exceed 5% of our share capital at any time.

Following the completion of our initial public offering in September 2018, all the options of the LTIP I were migrated to Arco and automatically vested, generating an expense in our consolidated statement of income (loss) of R$59,747 thousand in 2018 (compared to an expense of R$1,359 thousand in 2017 and an expense of R$2,043 thousand in 2016).

As of December 31, 2018, Arco had a total of 1,091,038 vested share options (compared to 848,642 vested share options of EAS as of December 31, 2017 and 565,762 as of December 31, 2016). In January 2019, one LTIP I participant exercised his option to acquire 98,522 shares, which were delivered to the participant in February 2019 through a capital increase.

C.	Board practices

Committees of the Board of Directors

Our board of directors has one standing committee: the Audit Committee.

Audit Committee

The audit committee, which consists of Ari de Sá Cavalcante Neto, Martin Escobari and Alberto Menache, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Ari de Sá Cavalcante Neto serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Alberto Menache is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Martin Escobari and Alberto Menache satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other matters:

•	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;

•	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;

•	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;

•	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least four times per year.

D.	Employees

As of December 31, 2018, 2017 and 2016, we had 1,198, 828 and 603 employees, respectively. As of December 31, 2018, 590 of these employees were based in our offices in Fortaleza, and 608 were based in cities elsewhere in Brazil. As of December 31, 2018, 2017 and 2016, we had 122, 90 and 52 sales professionals, respectively. We also engage temporary employees and consultants as needed to support our operations.

The table below breaks down our full-time personnel by function as of December 31, 2018:

Function	Number of Employees	% of Total
Management	26	2.2
Technology and Content Development	344	28.7
Sales and Marketing	308	25.7
Customer Support	238	19.9
General and Administrative	282	23.5
Total	1,198	100.0

Our employees are represented by labor unions through collective agreements (convenções coletivas) they have with such labor unions. These collective agreements are renegotiated annually. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

None of our executive officers have entered into employment agreements with the Company. We do not have any service contracts with our executive directors that provide benefits upon termination of employment.

E.	Share ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan (LTIP)” for information on our share option long-term incentive program.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2018.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentages of beneficial ownership in the table below are calculated as of December 31, 2018 on the basis of (i) 22,602,737 Class A common shares outstanding and 1,091,038 Class A common shares deemed outstanding and subject to options exercisable within 60 days, and (ii) 27,658,290 Class B common shares outstanding. In addition to the shares detailed below, we have a total of 12,777,777 Class A shares outstanding that are publicly traded as of December 31, 2018.

Unless otherwise indicated below, the address for each beneficial owner is c/o Arco, Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01.305-000, Brazil.

	Shares Beneficially Owned as of December 31, 2018				% of Total Voting Power(1)
	Class A		Class B
Shareholders	Shares	%	Shares	%
5% Shareholders
Ari de Sá Cavalcante Neto(2)	483,487	2.0%	8,297,485	30.0%	27.6%
Oto Brasil de Sá Cavalcante(3)	—	—%	19,224,395	69.5%	64.0%
General Atlantic Arco (Bermuda), L.P.	9,725,235	41.0%	—	—%	3.2%
Other Shareholders
Other Shareholders	—	—%	136,410	* %	* %
Executive Officers and Directors
Ari de Sá Cavalcante Neto(2)	483,487	2.0%	8,297,485	30.0%	27.6%
Oto Brasil de Sá Cavalcante(3)			19,224,395	69.5%	64.0%
Alberto Menache(4)	99,725	* %	—	—%	* %
All directors and executive officers as a group (6 persons)(5)	1,190,763	5.0%	27,521,880	99.5%	* %
Total	10,915,998	100.0%	27,658,290	100.0%	100.0%

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and articles of association.”

(2)	Indirectly owns Class B common shares through ASCN Investments Ltd. Includes 483,487 Class A common shares subject to options exercisable by Mr. de Sá Cavalcante Neto within 60 days.

(3) Indirectly owns Class B common shares through OSC Investments Ltd.

(4)	Indirectly owns Class A common shares through Alfaco Holding Inc.

(5)	Includes 1,091,038 Class A common shares subject to options exercisable within 60 days.

The holders of our Class A common shares and Class B common shares have identical rights, except that our Founding Shareholders as holders of Class B common shares (i) are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share (ii) have certain conversion rights and (iii) are entitled to maintain a proportional ownership interest by purchasing additional Class B common shares in the event that additional Class A common shares are issued. For more information see “Item 10. Additional Information—B. Memorandum and articles of association—Preemptive or Similar Rights” and “Item 10. Additional Information—B. Memorandum and articles of association —Conversion.” Each Class B common share is convertible into one Class A common share.

B.	Related party transactions

Educational Agreement—International School Program

On August 2, 2016, Educadora ASC Ltda., or Educadora ASC, entered into an agreement with International School, pursuant to which International School agreed to (i) make available to Educadora ASC an educational platform that it developed, and (ii) supply to Educadora ASC the related materials, and Educadora ASC agreed to pay certain fees to International School in connection therewith. The agreement expires on December 31, 2019. The net revenue from sales to Educadora ASC totaled R$2.7 million and R$3.5 million for the years ended December 31, 2018 and 2017.

Development and Promotion of Educational Materials Agreement

On August 29, 2014, Educadora ASC and Livraria ASC Ltda., or Livraria ASC, entered into an agreement with SAS Desenvolvimento e Promoção de Material Didático, or SAS, pursuant to which (i) SAS agreed to (a) make available to Educadora ASC and Livraria ASC an educational platform that it developed, and (b) supply to Educadora ASC and Livraria ASC the related materials, and (ii) Educadora ASC agreed to promote the educational platform and share its expertise in educational management with SAS, and Educadora ASC and Livraria ASC agreed to pay certain fees to SAS in connection therewith.

The agreement is for an initial term of 10 years, and will be automatically renewed for an additional 5 years or 10 years respectively, should there be a change of control or initial public offering of EAS Brazil or any of the companies in SAS’s economic group. The net revenue from sales to Educadora ASC totaled R$0.4 million and R$0.2 million for the years ended December 31, 2018 and 2017, respectively. The net revenue from sales to Livraria ASC totaled R$5.1 million and R$5.2 million for the years ended December 31, 2018 and 2017, respectively.

Loan Agreement with WPensar

EAS Brazil is party to a loan agreement with WPensar in the amount of R$1.2 million and R$1.0 million as of December 31, 2018 and 2017, respectively. The loan accrues interest at the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) rate and matures in July 2020.

Loan and Debentures Agreements with Geekie

On January 17, 2019, we entered into an agreement (the “Geekie Agreement”) with Geekie, our associated company. Pursuant to the Geekie Agreement, we purchased 100,000 debentures issued by Geekie, each at par value R$100.00, totaling R$10 million. The debentures mature in June 2022 and bears interest at 110% of the CDI. The debentures are convertible at the option of Arco on maturity through the call and put option mechanism in our investment agreement with Geekie, as described in note 11 to our audited consolidated financial statements.

In addition and pursuant to the Geekie Agreement, we lent R$4.0 million to Geekie Partners S.A., the controlling entity of Geekie. The loan is repayable in a single instalment in June 2022, bears interest at 110% of the CDI, and is secured by the shares of Geekie Partners S.A. in Geekie.

The transaction totaled R$14.0 million and its purpose was to support Geekie’s working capital needs.

Lease Agreements

On July 28, 2014, OSC Empreendimentos Ltda., an entity under common control of our controlling shareholder, entered into a lease agreement with SAS Desenvolvimento Educacional Ltda., pursuant to which OSC Empreendimentos Ltda. agreed to lease office space to SAS Desenvolvimento Educacional Ltda. in the city of Fortaleza. The agreement was for an initial term of 2 years and was subsequently tacitly extended for an indefinite term.

Although the lease agreements indicated above were executed among related parties, pursuant to Law 8,245/1991, whenever a lease agreement’s term expires yet remains tacitly in force for an indefinite term, any party can terminate the lease agreement, upon a 30-day prior notice to the other party. If required to vacate the property, tenants may incur relocation costs and loss of revenue during relocation.

See note 10 to the audited consolidated financial statements included elsewhere in this annual report for further information.

Sale of Escola de Aplicação São José dos Campos Ltda.

On January 2, 2019, we sold the shares we owned in Escola de Aplicação São José dos Campos Ltda. to its minority shareholders. The transaction price of R$3,741 thousand will be paid in sixteen quarterly installments from January 2022 to October 2025, adjusted by the IGP-M.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. Pursuant to these agreements, we have agreed to indemnify and hold harmless each director and officer to the full extent permitted by applicable law in the event of any claim made against him or her in any proceeding due to the fact that he or she is or was a director or officer of our company or served at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

In addition, under the terms of these agreements we have agreed to cover all expenses actually and reasonably incurred by each director and officer in connection with any such proceeding, with certain limited exceptions.

The indemnification extends to the beneficiary’s services as a director or officer prior to the date of the indemnification agreement as well as afterward. It continues after the beneficiary ceases to be a director or officer.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See ‘‘Item 18. Financial Statements,’’ which contains our audited financial statements prepared in accordance with IFRS.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

Subject to the Companies Law, Arco’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Arco. Except as otherwise provided by the rights attached to shares and the Articles of Association of Arco, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of Arco’s common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holders of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

We have not declared or paid any dividends to our shareholders since our incorporation in the Cayman Islands on April 12, 2018. However, EAS Brazil, our principal operating company and the wholly-owned subsidiary of Arco Brazil at that time, paid significant dividends to the shareholders of EAS Brazil, including R$13.5 million in February 2016 and R$75.0 million in September 2017.

In addition, a dividend payment of R$10.5 million (based on EAS Brazil’s net profit for the year ended December 31, 2017, and pursuant to the Brazilian Corporate Law which requires EAS Brazil to pay a minimum dividend equal to 25% of its net profit for the year) which was declared by the management of EAS Brazil was approved at the EAS Shareholders’ Meeting, and paid to the shareholders of EAS Brazil on June 25, 2018. In addition, EAS Brazil approved an additional dividend of R$74.5 million on June 7, 2018, which was paid to the shareholders of EAS Brazil on June 25, 2018.

Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends

Under the Companies Law and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

Additionally, please refer to “Item 3. D. Risk Factors—Certain Factors Relating to Our Business and Industry—We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive or if Brazil imposes legal restrictions on dividend distributions by subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our

Brazilian subsidiaries. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

Legal proceedings

We are, and may be from time to time, involved in disputes that arise in the ordinary course of our business. Claims against us can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

In particular, we are subject to a number of judicial and administrative proceedings in the Brazilian court systems, including civil, labor and tax law claims and other proceedings. We recognize provisions for legal proceedings in our financial statements when (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate can be made of the amount of the obligation. The assessment by our management of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the Brazilian legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments, our management relies on the opinions of our external legal advisors.

As of December 31, 2018, we had a provision for legal proceedings of R$131,000 recorded in our financial statements in connection with legal proceedings, based on the advice of our external legal counsel that the likelihood of loss in connection with such proceedings was not probable. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See ‘‘Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2018, we were party to approximately 16 judicial and administrative proceedings of a civil nature for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. The civil claims to which we are a party generally relate to consumer claims, including those related to the early termination of certain of our agreements, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

In 2018, we were party to four administrative proceedings filed by each of the prosecutor’s offices in the State of Ceará, in the State of Rio de Janeiro, in the Municipality of Lavras, State of Minas Gerais and in the State of Paraiba, for which the proceedings in the State of Ceará and State of Rio de Janeiro are still under discussion as of December 31, 2018. Each proceeding stems from a complaint filed by either parents of students in one of our partner schools or by lawyers on behalf of students in one of our partner schools. Each complaint alleges that the students in their respective partner schools are required to purchase our educational material from such partner schools at prices higher than those charged by certain of our other partner schools, with no option to purchase such educational material at bookstores or other points of sale. In each of the proceedings in the State of Ceará and the State of Rio de Janeiro, we have filed our defenses, which are currently under review.

Regarding the proceeding in the State of Paraiba, we have filed our defense and on November 19, 2018, the prosecutor’s office decided not to proceed with the administrative proceeding as it did not identify any consumer rights violations. The parents did not appeal in the permitted period and the case was closed.

In the proceeding in the Municipality of Lavras, the prosecutor’s office analyzed the complaint along with the defenses presented and decided not to proceed with the administrative proceeding as it did not identify any consumer rights violations. The parents then filed an appeal, and on September 29, 2018, the prosecutor’s office decided not to proceed with the case as it did not identify any consumer rights violations.

To the extent the prosecutors’ offices decide to proceed with the administrative proceedings in the State of Ceará and in the State of Rio de Janeiro, they may file a public civil claim or require the parties to enter into a settlement agreement (Termo de Ajustamento de Conduta - TAC), requiring the partner schools to adjust their commercial practices as they relate to the sale of educational material. As of December 31, 2018, we cannot estimate the amount of any eventual fine or any claim for damages, or collective non material damages that may be imposed on us as a result of these proceedings.

Labor Matters

As of December 31, 2018, we were party to approximately 10 labor-related judicial and administrative proceedings for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2018, we were party to 4 administrative tax and social security proceeding for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with this proceeding was not probable.

B.	Significant changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details

Not applicable.

B.	Plan of distribution

Not applicable.

C.	Markets

On September 28, 2018, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since September 26, 2018 under the symbol “ARCE.”

The table below presents, for the periods indicated, the high and low closing prices of our Class A common shares on Nasdaq.

	Class A Common Shares
	High	Low
	(U.S.$ per share)
MONTHLY PRICE HISTORY
September 2018	25.59	22.23
October 2018	24.00	20.20
November 2018	24.50	20.50
December 2018	24.80	17.68
January 2019	26.47	20.35
February 2019	27.47	22.41
March 2019	32.29	23.43
April 2019 (through April 15, 2019)	33.42	31.30

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum and articles of association

Our shareholders adopted the Articles of Association included as Exhibit 3.1 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333-227007), filed with the SEC on September 12, 2018.

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto, our principal shareholders, as a condition of undertaking an initial public offering of our common shares. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Shares.”

As of December 31, 2018, Arco had a total issued share capital of US$2,513.05, divided into 50,261,027 common shares. Those common shares are divided into 22,602,737 issued Class A common shares and 27,658,290 Class B common shares.

Treasury Shares

As of December 31, 2018, Arco had no shares in treasury.

Issuance of Shares

Except as expressly provided in Arco’s Articles of Association, Arco’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. In accordance with its Articles of Association, Arco shall not issue bearer shares.

Arco’s Articles of Association provide that at any time that there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Arco (following an offer by Arco to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Arco pursuant to Arco’s Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Memorandum and Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares, means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Arco’s Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the of then-outstanding Class A common shares.

Fiscal Year

Arco’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Voting Rights

The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Arco’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:

(i)	Class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the Directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

(ii)	the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

(iii)	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting.

Preemptive or Similar Rights

The Class A common shares and Class B common shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, if Arco issues Class A common shares, it must first make an offer to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Arco. This right to maintain a proportional ownership interest may be waived by the holders of a majority of the Class B common shares.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between the Founding Shareholders, their family members and their respective heirs and successors, trusts solely for the benefit of the shareholder or their affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or their affiliates and certain transfers to organizations that are exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

No class of Arco’s common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.

Equal Status

Except as expressly provided in Arco’s Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Arco is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third-party pursuant to an agreement to which Arco is a party, or (2) any tender or exchange offer by Arco to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, Arco’s board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a shareholder of Arco at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to Arco in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A common share and 10 votes per Class B common share.

As a Cayman Islands exempted company, Arco is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Arco has the discretion whether or not to hold an annual general meeting in 2018. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Arco may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Law provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Arco’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

Arco will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A common shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A common shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Law and our Articles of Association.

Pursuant to Arco’s Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If Arco is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between Arco and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between Arco and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between Arco and any person or persons to waive or limit the same, shall apply Arco’s property in satisfaction of its liabilities pari passu and subject thereto shall, subject to the rights attaching to any share, distribute the property pari passu amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.

Changes to Capital

Pursuant to the Articles of Association, Arco may from time to time by ordinary resolution:

•	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•	convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

•	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

Arco’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Law and our Articles of Association, Arco may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Law, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Articles of Association, any shareholder of Arco may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by the Company’s board of directors.

The Class A common shares are traded on the Nasdaq in book-entry form and may be transferred in accordance with Arco’s Articles of Association and Nasdaq’s rules and regulations.

However, Arco’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Arco in respect thereof;

•	the instrument of transfer is lodged with Arco, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the common shares transferred are free of any lien in favor of Arco; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Law and the Articles of Association permit Arco to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Arco, subject to the Companies Law, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

Dividend Rights

See “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for further information regarding dividend rights.

Appointment, Disqualification and Removal of Directors

Arco is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Arco’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.

The Articles of Association provide that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her removal or vacation of office in accordance with the Articles of Association.

Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders.

Additions to the existing board (within the limits set pursuant to the Articles of Association) may be made by ordinary resolution of the shareholders.

Upon the completion of the offering, the board of directors will have in place an audit committee. See “Item 6. Directors, Senior Management and Employees—C. Board practices—Committees of the Board of Directors—Audit Committee.”

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director, (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

The Articles of Association provide that Arco’s business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Arco, including, subject to the Companies Law, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party.

Inspection of Books and Records

Holders of Arco shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent Arco’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A common shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A common shares.

Under Cayman Islands law, Arco must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of shareholders of Arco is prima facie evidence of the matters set out therein (i.e. the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Arco, the person or member aggrieved (or any shareholder of Arco, or Arco itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

Arco is an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Arco is subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, Arco intends to continue to comply with the Nasdaq rules in lieu of following home country practice.

Anti-Takeover Provisions in our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Arco or management that shareholders may consider favorable. In particular, the capital structure of Arco concentrates ownership of voting rights in the hands of the Founding Shareholders. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Arco to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Arco. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Common Shares

The Class B common shares of Arco are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since it owns of all of the Class B common shares of Arco, the Founding Shareholders currently have the ability to elect all directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as the Founding Shareholders have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Arco, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Arco has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Arco.

Preferred Shares

Arco’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.

Despite the anti-takeover provisions described above, under Cayman Islands law, Arco’s board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the best interests of Arco.

Protection of Non-Controlling Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of the shares of Arco in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Law, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to Arco, general corporate claims against Arco by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by Arco’s Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Arco, or derivative actions in Arco’s name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Arco, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

C.	Material Contracts

See “Item 7. Major Shareholders and Related Party Transactions – B. Related party transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

E.	Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A common shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A common shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A common shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we have received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Law (2018 Revision). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking (April 16, 2018), no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A common shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A common shares, nor will gains derived from the disposal of our Class A common shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Material U.S. Federal Income Tax Considerations for U.S. Holders

In the opinion of Davis Polk & Wardwell, the following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our Class A common shares, by vote or value;

•	persons holding our Class A common shares in connection with a trade or business conducted outside of the United States; or

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our Class A common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our Class A common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Class A common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A common shares and is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

As discussed under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy”, we do not currently intend to pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules”, distributions paid on our Class A common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as our Class A common shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules”, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, and gains from transactions in commodities. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares (assuming such U.S. Holder has not made a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC in any year, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing the common shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under recent Treasury regulations, certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the common shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.	Subsidiary information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks associated with foreign exchange and interest rates. In accordance with our policies, we seek to manage our exposure to these various market-based risks.

We monitor market, credit and operational risks in line with the objectives in capital management, supported by the oversight of our Board of Directors, in decisions related to capital management and to ensure their consistency with our objectives and assessment of risks. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Foreign Exchange Risk

Our results are not subject to significant fluctuations resulting from the effects of the volatility of any exchange rate. As of December 31, 2018, we have cash and cash equivalents denominated in U.S. dollars in the amount of R$3.6 million.

Interest Rate Risk

Interest rate risk represents the chance that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our exposure to this risk relates primarily to our investments with floating interest rates. We are primarily exposed to fluctuations in CDI interest rates on financial investments. Our exposure to cash and cash equivalents and financial investments indexed to the CDI totaled R$819.5 million as of December 31, 2018. See note 25 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the CDI on our cash and cash equivalents and financial investments as of December 31, 2018.

For further information on our market risks, see note 25 to our audited consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.	Defaults

No matters to report.

B.	Arrears and delinquencies

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Material modifications to instruments

Not applicable.

B.	Material modifications to rights

Not applicable.

C.	Withdrawal or substitution of assets

Not applicable.

D.	Change in trustees or paying agents

Not applicable.

E.	Use of Proceeds

On September 25, 2018, the registration Statement on Form F-1 (File No 333-7007) relating to our initial public offering of our class A common shares was declared effective by the SEC. On September 25, 2018, we commenced our initial public offering. On September 28, 2018 we closed our initial public offering, pursuant to which we issued and sold 12,777,777 Class A common shares. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Itau BBA USA Securities, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as the representatives of the underwriters in our initial public offering. The 12,777,777 registered Class A common shares were sold to the public at a price of US$17.50 per Class A common share, for an aggregate price of US$223,611,098 (R$895.2 million - which included the full exercise of the option to purchase additional shares by the underwriters). We incurred approximately US$6.6 million in expenses related to our initial public offering and paid approximately US$13.4 million in underwriting discounts and commissions.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2018, due to the material weaknesses mentioned in item 3.D - Risk Factors, to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

The audit committee, which consists of Ari de Sá Cavalcante Neto, Martin Escobari and Alberto Menache, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Ari de Sá Cavalcante Neto serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Alberto Menache is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Martin Escobari and Alberto Menache satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Audit Committee.”

ITEM 16B. Code of Ethics

On September 11, 2018, our Board of Directors adopted a code of business conduct and ethics (the “Code of Ethics”) applicable to the board of directors and all employees of Arco. An English translation of the Code of Ethics was included as Exhibit 14.1 to the Amendment No. 1 to our registration statement on Form F-1 (File no. 333-227007), filed with the SEC on September 12, 2018. Since its effective date on September 11, 2018, we have not waived compliance with or amended the Code of Ethics.

ITEM 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2018 and 2017. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2018 and 2017, and KPMG Auditores Independentes for the years ended 2016 and 2015.

	2018	2017
	(in thousands of reais)
Audit fees (1)	7.898,1	88.4
Audit related fees (2)	172.0	—
Tax fees (3)	73.5	448.1
All other fees (4)	—	60.0
Total	8,143.7	596.5

(1)	“Audit Fees” include fees for (i) the audit of our annual consolidated financial statements, (ii) the review of our interim financial statements, and (iii) the preparation and issuance of comfort letters in connection with our initial public offering.

(2)	“Audit-related fees” are fees billed for IPO readiness assessment.

(3)	“Tax fees” are fees billed for professional services for tax compliance, tax advice and tax planning.

(4)	”Other fees” were billed in 2017 for valuation services. There were no other fees in 2018.

ITEM 16D. Exemptions from the listing standards for audit committees

Under the listed company audit committee rules of Nasdaq and the SEC, we must comply with Exchange Act Rule 10A-3, which requires that we establish an audit committee composed of members of the Board of Directors that meets specified requirements. The composition of our audit committee complies with the requirements of Nasdaq rules.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

None.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each noncompliance with Nasdaq listing rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. As a foreign private issuer, we currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Law was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to Arco and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s Articles of Association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company, (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction, (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property, (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Arco is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, Arco itself would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of Arco in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Arco has a good case against the Defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under Arco’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Arco to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a Compensation Committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law). We currently have no intention to establish a Compensation Committee.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.

•	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either.

Borrowing Powers

Arco’s directors may exercise all the powers of Arco to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Arco or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Law does not limit the extent to which a company’s Articles of Association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Arco’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Arco or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Arco’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third-party. However, this obligation may be varied by the company’s Articles of Association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Arco’s Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to Arco’s Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s Articles of Association. Arco’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, Arco’s Articles of Association do not provide for cumulative voting. As a result, the shareholders of Arco are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director (4) resigns his office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, Arco cannot avail itself of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law, Arco may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Arco’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Arco.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under Arco’s Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to Arco’s Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Arco’s Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Arco’s Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Arco’s shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-77 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
3.1	Memorandum and Articles of Association of Arco.**
10.1	Form of indemnification agreement.**
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*
14.1	English translation of the Code of Ethics of Arco.**
21.1	List of subsidiaries.**

101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Previously filed.

***	As permitted by Rule 405(a)(2)(ii) of Regulation S-T, the registrant’s XBRL (eXtensible Business Reporting Language) information will be furnished in an amendment to this Form 20-F that will be filed no more than 30 days after the date hereof. In accordance with Rule 406T(b)(2) of Regulation S-T, such XBRL information will be furnished and not be filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, will be deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise will not be subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arco Platform Limited

April 17, 2019

By:	/s/ Ari de Sá Cavalcante Neto
Name:	Ari de Sá Cavalcante Neto
Title:	CEO

By:	/s/ David Peixoto dos Santos
Name:	David Peixoto dos Santos
Title:	CFO

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Arco Platform Limited (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2017.

Fortaleza, Brazil

March 19, 2019

KPMG Auditores Independentes

Rua Desembargador Leite Albuquerque, 635

Sala 501 e 502 - Aldeota

60150-150 - Fortaleza/CE - Brasil

Telefone +55 (85) 3307-5100

www.kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Arco Platform Limited

We have audited the accompanying consolidated statements of income and comprehensive income of Arco Platform Limited and subsidiaries (‘‘the Company’’) and the related changes in equity and cash flow for the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and cash flow for the period ended December 31, 2016 of Arco Platform Limited and subsidiaries and its, in conformity with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Fortaleza, Brazil

May 30, 2018

/s/ KPMG Auditores Independentes

Arco Platform Limited

Consolidated statements of financial position

As of December 31, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	5	12,301	834
Financial investments	6	806,789	83,009
Trade receivables	7	136,611	94,936
Inventories	8	15,131	18,820
Taxes recoverable	9	11,227	5,112
Other assets		6,091	7,329
Total current assets		988,150	210,040

Non current assets
Financial instruments from acquisition of interests	14	26,630	12,511
Deferred income tax	22	99,460	5,860
Taxes recoverable	9	1,033	3,288
Financial investments	6	4,370	199
Other assets		2,286	1,295
Investments and interests in other entities	11	11,862	12,654
Property and equipment	12	13,347	9,079
Intangible assets	13	187,740	175,483
Total non current assets		346,728	220,369

Total assets		1,334,878	430,409

Liabilities
Current
Trade payables		14,845	3,918
Labor and social obligations	16	15,888	8,719
Taxes and contributions payable		2,555	1,079
Income taxes payable		17,294	17,375
Dividends payable	17	-	10,511
Advances from customers		5,997	5,898
Financial instrumvents from acquisition of interests	14	51	1,784
Accounts payable to selling shareholders	15	830	14,936
Other liabilities		428	5,454
Total current liabilities		57,888	69,674
Non-current
Financial instruments from acquisition of interests	14	25,046	11,853
Provision for legal proceedings	26	131	-
Deferred income tax	22	1,378	80
Accounts payable to selling shareholders	15	180,551	43,067
Total non current liabilities		207,106	55,000
Total liabilities		264,994	124,674

Equity
Share capital	17(a)	10	55,897
Capital reserve	17(b)	1,089,505	160,682
Earnings reserves		-	81,992
Share-based compensation reserve	16(b)	67,350	7,053
Accumulated losses		(86,687)	-
Equity attributable to equity holders of the parent		1,070,178	305,624
Non-controlling interests		(294)	111
Total equity		1,069,884	305,735

Total liabilities and equity		1,334,878	430,409

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of income (loss) and comprehensive income (loss)

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, except earnings per share)

	Notes	2018	2017	2016

Net revenue	19	380,981	244,382	159,270
Cost of sales	20	(80,745)	(58,517)	(41,324)

Gross profit		300,236	185,865	117,946

Selling expenses	20	(113,270)	(65,314)	(40,317)
General and administrative expenses	20	(129,754)	(48,931)	(32,650)
Other income, net		4,856	3,299	3,606

Operating profit		62,068	74,919	48,585

Finance income	21	36,618	12,531	47,167
Finance costs	21	(198,795)	(20,389)	(1,803)
Finance result	21	(162,177)	(7,858)	45,364

Share of loss of equity-accounted investees	11	(792)	(705)	(1,111)

Profit (loss) before income taxes		(100,901)	66,356	92,838
Income taxes - income (expense)
Current		(26,553)	(31,010)	(12,961)
Deferred		44,538	8,294	(5,482)
	22	17,985	(22,716)	(18,443)

Profit (loss) for the year		(82,916)	43,640	74,395

Other comprehensive income for the year		-	-	-
Total comprehensive income (loss) for the year		(82,916)	43,640	74,395

Profit (loss) attributable to
Equity holders of the parent		(82,380)	44,255	75,129
Non-controlling interests		(536)	(615)	(734)

Basic earnings per share - in Brazilian reais	18
Class A		(1.64)	0.88	1.49
Class B		(1.64)	0.88	1.49
Diluted earnings per share - in Brazilian reais	18
Class A		(1.64)	0.85	1.44
Class B		(1.64)	0.85	1.45

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Retained earnings	Total	Non- controlling interests	Total equity

Balances at January 1, 2016	48,517	81,914	2,196	49,032	3,120	-	184,779	4	184,783

Profit (loss) for the year	-	-	-	-	-	75,129	75,129	(734)	74,395
Total comprehensive income	-	-	-	-	-	75,129	75,129	(734)	74,395
Dividends paid	-	-	-	(3,056)	-	-	(3,056)	-	(3,056)
Non-controlling interest increase	-	-	-	-	-	-	-	846	846
Share-based compensation plan	-	-	-	-	2,043	-	2,043	-	2,043
Legal reserve	-	-	3,756	-	-	(3,756)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	(17,843)	(17,843)	-	(17,843)
Earnings retention	-	-	-	53,530	-	(53,530)	-	-	-

Balances at December 31, 2016	48,517	81,914	5,952	99,506	5,163	-	241,052	116	241,168

Profit (loss) for the year	-	-	-	-	-	44,255	44,255	(615)	43,640
Total comprehensive income	-	-	-	-	-	44,255	44,255	(615)	43,640
Dividends paid	-	-	-	(57,210)	-	-	(57,210)	-	(57,210)
Capital increase	7,380	78,768	-	-	-	-	86,148	-	86,148
Non-controlling interest increase	-	-	-	-	-	-	-	610	610
Share-based compensation plan	-	-	-	-	1,890	-	1,890	-	1,890
Legal reserve	-	-	2,213	-	-	(2,213)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	(10,511)	(10,511)	-	(10,511)
Earnings retention	-	-	-	31,531	-	(31,531)	-	-	-

Balances at December 31, 2017	55,897	160,682	8,165	73,827	7,053	-	305,624	111	305,735

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Accumulated losses	Total	Non- controlling interests	Total equity

Balances at December 31, 2017	55,897	160,682	8,165	73,827	7,053	-	305,624	111	305,735
Change in accounting policy (Note 2.4)	-	-	-	-	-	(4,307)	(4,307)	-	(4,307)
Balances at January 1, 2018	55,897	160,682	8,165	73,827	7,053	(4,307)	301,317	111	301,428

Loss for the year	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Total comprehensive loss	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Corporate reorganization	(55,890)	63,444	(8,165)	(73,827)	-	-	(74,438)	-	(74,438)
GA Holding – tax benefit on tax deductible goodwill	-	46,314		-	-	-	46,314	-	46,314
Capital increase – Alfaco	-	3,091		-	-	-	3,091	-	3,091
Issuance of common shares in initial public offering	3	895,179		-	-	-	895,182	-	895,182
Share issuance costs	-	(79,205)		-	-	-	(79,205)	-	(79,205)
Non-controlling interest	-	-	-	-	-	-	-	131	131
Share-based compensation plan	-	-		-	60,297	-	60,297	-	60,297

Balances at December 31, 2018	10	1,089,505	-	-	67,350	(86,687)	1,070,178	(294)	1,069,884

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais)

	2018	2017	2016

Operating activities
Profit (loss) before income taxes	(100,901)	66,356	92,838
Adjustments to reconcile profit (loss) before income taxes
Depreciation and amortization	19,594	14,288	5,757
Inventory reserves	7,252	4,481	4,533
Allowance for doubtful accounts	9,588	5,227	5,613
Residual value of property and equipment and intangible assets disposed	138	664	8
Financial instruments from acquisition of interests	(659)	6,657	(31,682)
Changes in accounts payable to selling shareholders	130,378	-	-
Share of loss of equity-accounted investees	792	705	1,111
Changes in fair value of step acquisitions	-	(1,184)	-
Share-based compensation plan	60,297	1,890	2,043
Accrued interest	8,704	11,179	101
Provision for legal proceedings	131	-	-
Foreign exchange loss	34,435	-	-
	169,749	110,263	80,322
Changes in assets and liabilities
Trade receivables	(57,020)	(24,347)	(13,641)
Inventories	(3,563)	(8,914)	(8,312)
Taxes recoverable	(3,807)	(2,777)	(2,608)
Other assets	(2,254)	(320)	(2,777)
Trade payables	10,256	(1,512)	211
Labor and social obligations	7,169	3,081	2,277
Taxes and contributions payable	1,476	553	(521)
Advances from customers	99	3,950	(1,639)
Other liabilities	(3,342)	(654)	2,970

Cash generated from operations	118,763	79,323	56,282

Income taxes paid	(26,639)	(16,673)	(15,045)
Net cash flows from operating activities	92,124	62,650	41,237

Investing activities
Acquisition of property and equipment	(6,854)	(5,314)	(1,591)
Payment of investments and interests in other entities	(2,000)	(19,900)	(7,300)
Acquisition of subsidiaries, net of cash acquired	(14,756)	(28,347)	(32,657)
Acquisition of intangible assets	(29,403)	(6,047)	(5,563)
Financial instruments from acquisitions of interests	-	-	(2,900)
Financial investments	(727,951)	(17,361)	25,797
Other	-	(300)	(707)
Net cash flows used in investing activities	(780,964)	(77,269)	(24,921)
Financing activities
Capital increase	3,091	86,148	-
Capital increase - proceeds from initial public offering	895,182	-	-
Share issuance costs	(78,531)	-	-
Dividends paid	(85,000)	(75,053)	(13,487)
Others	-	-	846
Net cash flows from (used in) financing activities	734,742	11,095	(12,641)

Net foreign exchange difference	(34,435)	-	-

Increase (decrease) in cash and cash equivalents	11,467	(3,524)	4,358

Cash and cash equivalents at the beginning of the year	834	4,358	3,675
Cash and cash equivalents at the end of the year	12,301	834	683
Increase (decrease) in cash and cash equivalents	11,467	(3,524)	4,358

The accompanying notes are part of the consolidated financial statements.

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018. Arco became the parent company of Arco Educação S.A. (“Arco Brazil”) through the completion of the corporate reorganization described below.

Arco Brazil is the holding company of EAS Educação S.A. (“EAS”) and its subsidiaries, which provides educational content from basic to secondary education (“K-12 curriculum”). Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities also comprise the editing, publishing, advertising and sale of educational content for private schools.

These consolidated financial statements were authorized for issue by the Board of Directors on March 19, 2019.

Corporate reorganization and initial public offering

As of December 31, 2017, EAS’ shareholders were Saspar Participações Ltda. (“SASPAR”) and General Atlantic Holding Participações S.A. (“GA Holding”), with a 73.99% and 26.01% interest in its common shares, respectively. GA Holding and SASPAR do not have significant assets and liabilities, other than their respective investment in EAS.

On February 19, 2018, the Company’s controlling shareholder SASPAR was merged by GA Holding, streamlining the shareholding structure and the resulting entity was Arco Brazil. As a result of this transaction, EAS became a wholly owned subsidiary of Arco Brazil and the shareholders of GA Holding and SASPAR became shareholders of Arco Brazil with the same percentage ownerships they held in EAS prior to the reorganization.

On April 12, 2018, Arco was incorporated in the Cayman Islands, for the purposes of its initial public offering (“IPO”). At the time of the incorporation, the Founding Shareholders (through OSC Investments Ltd. and ASCN Investments Ltd., both based in Cayman Islands) and General Atlantic Arco (Bermuda) L.P. (“GA Entity”) held 7,476,705 shares of Arco Brazil, which were all of the shares of Arco Brazil, and Arco Brazil holds all the shares of EAS, the principal operating company.

On September 14, 2018, the Founding Shareholders and the GA Entity contributed all of their shares in Arco Brazil to Arco. In return for this contribution, Arco issued 27,658,290 new Class B common shares to the Founding Shareholders and 9,725,235 new Class A common shares to the GA Entity in a one-to-five exchange for the shares of Arco Brazil contributed to Arco.

On September 14, 2018, the director Alberto Menache and his spouse, Fabiana Menache, through Alfaco Holding Inc. (“Alfaco”), a company incorporated in the British Virgin Islands, and the shares of which Mr. and Mrs. Menache own 100%, purchased 99,725 Class A common shares of Arco, at a price equal to R$ 31.00 per share.

On September 28, 2018, Arco concluded its IPO of 12,777,777 Class A common shares (including pursuant to the exercise in full by the underwriters of their over-allotment option for 1,666,666 shares). The initial offer price was US$ 17.50 (R$ 71.00) per share. The shares are publicly traded on Nasdaq Global Select Market since September 25, 2018 under the symbol "ARCE”. The IPO proceeds including the exercise of the over-allotment option, amounted to approximately US$ 223,611 (R$ 895,182) and the share issuance costs totaled R$ 79,205.

2	Significant accounting policies

2.1	Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets, derivative financial instruments and contingent consideration from business combinations that have been measured at fair value.

The corporate reorganization described in Note 1, was accounted for as a reorganization of entities under common control whereby Arco was created as a holding company of Arco Brazil and EAS. As a result, the assets and liabilities of Arco Brazil and EAS are carried at historical cost and there was no step-up in basis or goodwill, or other intangible assets recorded as a result of the corporate reorganization.

As a result, the consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” EAS is the predecessor of the Company. Accordingly, these consolidated financial statements reflect: (i) the historical operating results of EAS prior to the reorganization; (ii) the consolidated results of the Company, Arco Brazil and EAS following the reorganization; (iii) the assets and liabilities of EAS at their historical cost; and (iv) the Company’s equity and earnings (loss) per share for all periods presented. The number of Class A and Class B common shares issued by Arco as a result of the reorganization is reflected retroactively to January 1, 2016, for purposes of calculating earnings (loss) per share for all prior periods presented.

Arco is a holding company, it considers the currency of the local environment of the operational companies in Brazil as its functional currency, as this is the environment which drives the dividend income it receives, which is its primary source of revenue.

Therefore, the functional currency of the Company is the Brazilian real and the consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”). All amounts are rounded to the nearest thousand, except when otherwise indicated.

2.2	Basis of consolidation and investments in associates and joint ventures

The consolidated financial statements comprise the financial statements of the Company as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.

The table below is a list of the Company’s subsidiaries, associates and joint venture:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2018	2017	2016
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	-
EAS Educação S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Desenvolvimento Educacional Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAE Digital S.A. (*)	Educational content	Brazil	Subsidiary	100.0%	100.0%	70.0%
Escola de Aplicação São José dos Campos Ltda.	Educational services	Brazil	Subsidiary	69.6%	69.6%	51.0%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A. (**)	Educational content	Brazil	Subsidiary	51.5%	51.5%	40.0%
NS Ventures Participações Ltda. (***)	Educational content	Brazil	Subsidiary	100.0%	100.0%	-
NS Educação Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	-
WPensar S.A.	Educational technology	Brazil	Joint venture	25.0%	25.0%	25.0%
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Associate	8.05%	6.5%	6.5%
(*)	In 2016, the Company acquired 70% of SAE Digital S.A. and acquired the remaining 30% interest in October 2017, as described in Note 4.

(**)	In December 2015, the Company acquired 40% interest in International School and such investments was accounted for under the equity method through January 2017, when the Company acquired control and International School became a consolidated subsidiary of the Company. See Note 4.

(***)	NS Ventures Participações Ltda. is a holding entity incorporated by the Company in 2017, with the purpose of acquiring other business.

Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases control of the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in profit or loss.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and financial position, respectively.

2.3	Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented, unless otherwise stated.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of income (loss) in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each segment that are expected to benefit from the combination.

Where goodwill has been allocated to a segment and part of the operation within that segment is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the segment unit retained.

The current tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a non-substantive action is taken after acquisition by the Company (i.e. when the Company merges or spin off the businesses acquired) and therefore the tax and accounting basis of the net assets acquired are the same as of the acquisition date. In this regard, for the acquired businesses where the Company considers that it will with certainty merge the acquiree with the acquirer or another subsidiary and it will be entitled to the deductibility of the amortization or depreciation of the net assets acquired, no deferred income tax was recorded in these financial statements at acquisition date.

Certain acquired subsidiaries utilize the presumed profit regime as described in Note 22.b to calculate income taxes. Under this regime, there is no difference between the carrying amount and related tax basis of assets and liabilities and therefore no deferred income taxes were recorded in these financial statements at acquisition date or any subsequent periods. At this moment, the Company does not foresee a change in the tax regime utilized by these subsidiaries.

b) Investment in associates and joint venture

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s investments in its associate and joint venture are accounted for using the equity method.

Under the equity method of accounting, the investment in an associate or a joint venture is initially recognized at cost, net of transaction costs. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint ventures is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of income (loss) reflects the Company’s share of the results of operations of the associate or joint venture. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity.

Unrealized gains and losses resulting from transactions between the Company and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Company’s share of profit or loss of an associate and a joint venture is shown on the face of the statement of income (loss) outside operating profit and represents profit or loss after tax of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within share of profit (loss) of equity-accounted investees in the statement of income (loss).

c) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

d) Fair value measurement

The Company measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

e) Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. There is no financial assets designated as fair value through OCI.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include trade receivables and certain financial investments.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative instruments.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement-and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions - Note 3

• Trade receivables - Note 7

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 180 days past due. If this amount represents more than 5% of the total accounts receivable of a specific client, the entire balance, including the not overdue portion is included in the ECL. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, financial instruments from acquisition of interests and accounts payable to selling shareholders.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of income (loss).

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income (loss).

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income (loss).

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f) Derivative financial instruments

Initial recognition and subsequent measurement

The Company has derivative financial instruments from call and put options from acquisitions of subsidiaries, associates and joint venture. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result.

g) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

h) Inventories

Inventories are measured at the lower of cost and net realizable value. The costs of inventories are based on the average cost method and include costs incurred on the purchase of inventories, editorial production costs and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

Educational content in progress is considered as inventories in progress and comprises the costs incurred to create unfinished educational content. This amount is measured based on the allocation of hours incurred by editorial production employees in the preparation of educational content.

The inventory reserve for educational material is calculated based on their expected net realizable value. Inventory reserve corresponds to a reserve for inventory obsolescence and is recorded in cost of sales. It is estimated based on the amount of educational materials from prior collections which are no longer used for sale. In determining the inventory reserve, the Company considers management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently in stock.

i) Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10%
Vehicles	20%
Furniture and fixtures	10%
IT equipment	20%
Facilities	10%
Leasehold improvements	10% to 30%

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income (loss) when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

j) Leases

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

An operating lease is a lease other than a finance lease. The Company does not have leases classified as a finance lease. Operating lease payments are recognized as an operating expense in the statement of income (loss) on a straight-line basis over the lease term.

k) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized, and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The Company capitalizes the costs directly related with the development of the educational platforms used to deliver content. These costs are substantially comprised of technology related services and payroll expenses, recorded as internally developed software in the educational platform accounting ledger. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in statement of income (loss) as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Costs associated with maintaining internally developed software are recognized as an expense as incurred.

The useful lives of intangible assets are assessed as finite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income (loss) in the expense category that is consistent with the function of the intangible assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of income (loss) when the asset is derecognized.

l) Impairment of non-financial asset

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income (loss) in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income (loss).

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Segment is the lowest level within the Company at which the goodwill is monitored for internal management purposes and therefore impairment tests of goodwill have been carried out at each segment level. Impairment is determined for goodwill by assessing the recoverable amount of each segment to which the goodwill relates. When the recoverable amount is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

m) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income (loss) net of any reimbursement, when applicable.

n) Cash dividend

The Company recognizes a liability to pay a dividend when the distribution is authorized, and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a dividend of the profit for the year in accordance with the Company’s Articles of Association or is approved by the shareholders. A corresponding amount is recognized directly in equity.

o) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

p) Share-based compensation

Certain key executives of the Company receive remuneration in the form of share-based compensation, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expenses of equity-settled transactions are determined by the fair value at the date when the grant is made using an appropriate valuation model. That expense is recognized in general and administrative expenses, together with a corresponding increase in equity (share-based compensation reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income (loss) for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

q) Revenue recognition

Revenue from sale of education content

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership have been transferred to the customer and the collection of the consideration is probable, net of returns and trade discounts, and there is no continuing management involvement with the educational content and the amount of revenue can be measured reliably. Upon the adoption of IFRS 15, the Company recognizes revenue when the performance obligation is satisfied, i.e., at the moment it delivers the content to private schools in printed and digital format. The technology is provided solely in support of the best use of its content. Both printed and digital content are the same.

The digital content, including its features, is provided with the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. The digital content and related features are an evolution from a totally printed methodology to a broader approach, and will continue to evolve and change in the coming years but are currently still deeply entwined with the printed content.

The Company generates substantially all of its revenue from contracts that have an average term of three years, pursuant to which the Company provides educational content in printed and digital format to private schools. The Company’s revenue is driven by the number of enrolled students at each customer using the solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. Each contract contemplates penalties ranging between 20% to 100% of the remaining total value of the contract in the event of termination. However, the content already delivered to the private schools is not returned to the Company unless the return conditions in the following paragraph are met.

Pursuant to the terms of the contracts with the schools, they are required, by the end of November of each year, to provide the Company with an estimate of the number of enrolled students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its educational content. Since the contracts with the schools allows product returns or increase in the number of enrolled students up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the EIR method. The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income includes also gain from financial investments classified as financial assets at fair value through profit or loss. Interest income is included in finance income in the statement of income (loss).

r) Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint venture, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.4	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The Company applied for the first time IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments without restating comparative information.

Other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Company has applied IFRS 9 prospectively, with the initial application date of January 1, 2018.

The effect of adopting IFRS 9 is, as follows:

Impact on the statement of financial position as of January 1, 2018:

Assets
Trade receivables	(b)	(5,757)
Tax effects		1,450
Equity
Retained earnings	(b)	(4,307)

(a) Classification and measurement

Except for trade receivables, under IFRS 9, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

Debt financial instruments are subsequently measured at fair value through profit or loss (FVPL), amortized cost, or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The new classification and measurement of the Company’s debt financial assets are, as follows:

• Debt instruments at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. This category includes trade receivables.

Other financial assets are classified and subsequently measured, as follows:

• Financial assets at FVPL comprise derivative instruments which the Company had not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell.

The assessment of the Company’s business models was made as of the date of initial application, January 1, 2018. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

The main effects resulting from this reclassification are as follows:

Financial assets	Fair value through profit and loss (FVPL)	Loans and receivables	Amortized cost
Balance at December 31, 2017 – IAS 39 *	49,197	142,292	-
Reclassify financial investments from loans and receivables to amortized cost	-	(114,363)	114,363
Reclassify financial investments from loans and receivables to FVPL (*)	27,929	(27,929)	-
Balance at January 1, 2018 - IFRS 9	77,126	-	114,363

(*) As a result of the implementation of IFRS 9 in 2018, the Company reclassified some financial investments from loans and receivables to FVPL as described on note 24. The fair value of those instruments did not differ from the amortized cost as of January 1, 2018.

The accounting for the Company’s financial liabilities remains largely the same as it was under IAS 39. Similar to the requirements of IAS 39, IFRS 9 requires contingent consideration liabilities to be treated as financial instruments measured at fair value, with the changes in fair value recognized in the statement of income (loss).

(b) Impairment

The adoption of IFRS 9 has changed the Company’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. IFRS 9 requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

For trade receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payment are 180 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company.

The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Company’s trade receivables. The increase in allowance resulted in adjustment to retained earnings. The impairment allowances for trade receivables as at January 1, 2018 is as follows:

Trade receivables
At December 31, 2017 – calculated under IAS 39	(4,533)
Effects on the adoption of IFRS 9	(5,757)
At January 1, 2018 – calculated under IFRS 9	(10,290)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company has applied IFRS 15 prospectively, with the initial application date of January 1, 2018 and the effects of adopting IFRS 15 are not material.

The Company sells educational content to private schools, which is delivered through printed and digital formats to private schools. The content for both printed and digital formats is the same, and there are no sales of only digital content or features to private schools. The content is delivered to private schools by transferring the printed books (i.e. the full content) together with a specific code that allows access to the platform. The digital content, including its features, is provided with the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. Use of the digital content is optional to the students, teachers and management of the private schools. The content, in both printed and digital formats, is sold as a bundle, as the formats are not designed or intended to be used independently and for this reason are not sold separately. In addition, the Company does not have any obligation to make updates, upgrades, or provide additional content in the platform. In relation to the benefits of the platform, the Company’s performance is satisfied when the educational content is delivered to schools, which only then receive the benefits in an irrevocable way.

(a) Sale of goods

The Company’s contracts with customers for the sale of educational content include one performance obligations. The Company has concluded that revenue from sale of educational content should be recognized at the point in time when control of the asset is transferred to the customer, i.e. on the delivery of the educational content. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition.

(b) Advances received from customers

The Company receives short-term advances from its customers under the normal course of business, recognized upon the practical expedient as liabilities in the statement of financial position. As such, the Company does not adjust the consideration for the effects of a financing component in contracts, where the Company expects at contract inception, that the period between the time the customer pays for the education content and when the Company transfers the educational content to the customer will be one year or less.

(c) Presentation and disclosure requirements

As required for the consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to Note 19 for the disclosure on disaggregated revenue.

New and amended standards and interpretations not yet adopted

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (i.e., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will also be required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2018, the Company has performed a detailed impact assessment of IFRS 16. In summary the impact of IFRS 16 adoption in 2019 is expected to be, as follows:

Financial position
Property and equipment (right-of-use assets)	20,595
Lease liabilities	(22,908)
Net impact on equity	(2,313)
Statement of income (loss)
Depreciation expense (included in administrative expenses)	(4,803)
Finance costs	(1,529)
Rental expense	5,056
Profit (loss) for the year	(1,276)

Due to the adoption of IFRS 16, the Company’s lease expense in the operational result is expected to decrease, while the interest expense and depreciation are expected to increase, regarding this matter. This is due to the change in the accounting for expenses of leases that were classified as operating leases under IAS 17.

The Company intends to apply the modified retrospective transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

IFRIC 23 - Uncertainty over Income Tax Treatments

On June 7, 2017, the IFRS Interpretations Committee (IFRS IC) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

Management has assessed the new standard and does not expect any impacts on the Company’s consolidated financial statements.

3	Significant accounting estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 25;

•	Financial instruments risk management and policies – Note 25;

•	Sensitivity analyses disclosures – Note 25.

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGU exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. The Company determined that its operating segment is the cash generating unit.

These estimates are most relevant to goodwill that are recognized by the Company. The key assumptions used to determine the recoverable amount for the different operating segments, including a sensitivity analysis, are disclosed and further explained in Note 13.

Taxes

Deferred tax assets are recognized for deductible temporary differences and unused tax credits from net operating losses carryforward to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Company has R$ 10,427 (2017: R$ 4,451) of unrecognized unused tax loss carryforwards as of December 31, 2018 related to a subsidiary that has a history of losses. Such unused tax loss carryforwards do not expire and may not be used to offset taxable income of other subsidiaries of the Company. See Note 22.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 24 for further disclosures.

Contingent consideration, resulting from business combinations, is valued at fair value as of the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured at each reporting date. This determination of fair value is based on discounted cash flows. The key assumptions taken into consideration are the probability of meeting each performance target and the discount factor (see Notes 4 and 24 for additional information).

In the accounting of the acquisition of SAE Digital S.A. (“SAE”), contingent consideration with an estimated fair value of R$ 4,200 was recognized as of the acquisition date and settled for the same amount in April 2017. There is no outstanding amount related to contingent consideration of SAE acquisition as of December 31, 2017 and 2018. See Note 4 for additional information about business combinations.

Any contingent consideration is classified as financial instruments from acquisition of interests (see Note 14).

Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Black & Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16b.

4	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2017		2016
	NS Educação	International School	SAE
Assets
Cash and cash and equivalents	1	689	5,000
Trade receivables	-	10,576	5,890
Inventories	-	1,837	-
Taxes recoverable	-	173	-
Other assets	-	470	-
Property and equipment	-	323
Intangible assets	9,707	29,736	21,400
	9,708	43,804	32,290

Liabilities
Trade payables	-	(2,327)	-
Labor and social obligations	-	(696)	-
Taxes and contributions payable	-	(119)	-
Income taxes payable	-	(410)	-
Other liabilities	-	(340)	-
	-	(3,892)	-
Total identifiable net assets at fair value	9,708	39,912	32,290

Goodwill arising on acquisition	28,826	27,598	20,365
Purchase consideration transferred	38,534	67,510	52,655
Cash paid	29,037	-	27,857
Capital contribution	-	5,300	5,000
Forward contract of non-controlling interest at acquisition	-	30,144	15,455
Deferred payments	9,497	-	143
Contingent consideration	-	-	4,200
Fair value of previously held interest in a step acquisition	-	32,066	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(498)	(85)	(218)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(29,036)	689	(27,857)

(a) International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A. (“International School”)

International School represented an opportunity for the Company to entering the English as a second language and bilingual teaching market. The acquisition has the purpose to provide additional value-added content to the Company’s customers. International School has a proprietary English content solution developed for in-school programs for private schools and a professional staff that is highly qualified to develop the product and provide support to International School’s customers.

On December 21, 2015, the Company acquired 40% of the outstanding voting shares of International School for an amount of R$ 12,300. At that date, the Company entered into an agreement through which it had a call and the sellers had a put to acquire the remaining 60% of the seller’s shares. The price would be calculated using a multiple of 10x EBITDA related to the year ending December 31, 2019 and the call and put options would be exercised between January 1, 2020 and April 30, 2020. The put and call was considered symmetrical but did not give the control over the remaining shares. The Company did not have at that time (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; (iii) the ability to use its power over the investee to affect the amount of the investor's returns.

In addition, the contract agreement established that the Company would only have control over the remaining 60% shares when the option was exercised. As a consequence, the Company did not consolidate the investment in International School and the put and call was accounted as a forward contracted marked at fair value. As of December 31, 2016, the investment was accounted for as an equity method investment and a goodwill of R$4,200 was recorded as part the investment.

On January 23, 2017, the Company acquired an additional 11.48% interest in International School, through the capitalization of advances for future capital increases amounting to R$ 5,300, that the Company paid in cash in 2016. This resulted in the dilution of the other shareholders and increasing its ownership from 40% to 51.48% and also obtaining control of International School. The financial statements of International School were consolidated from the date the Company acquired control and the acquisition was accounted for as a business combination.

On January 23, 2017, upon acquiring control of International School, the Company and the former controlling shareholder agreed to amend the exercise dates of the call and put options originally issued in 2015. The shareholders agreed that the put and call options on the 25% of the remaining interest held by the non-controlling shareholders will be exercised in the period between January 1, 2020 and April 30, 2020 and the put and call on the remaining 23.52% will be exercised in the period between January 1, 2021 and April 30, 2021.

Additionally, the exercise price was also amended as follows:

i)	The exercise price for the 25% interest was determined to be 30% x 10 x EBITDA for the 2019 school year (that comprises the twelve-month period between October and September), discounting any debts, cash and the difference of the capital contribution made in the acquisition amount and also the amount that should have been contributed by the selling shareholder at the time of the acquiree’s capital increase (equivalent to R$ 3,180); and

ii)	The exercise price for the remaining 23.52% was determined to be 30% x 10 x EBITDA for the 2020 school year discounting any debts and cash values.

The terms of the options were assessed to determine as to whether or not they expose the Company to the risks and rewards associated with the actual ownership of such shares during the period of the option contract. Because the terms of the put and call options are symmetrical, the Company concluded that it is virtually certain that either the parent or the non-controlling shareholder will exercise the option because it will be in the economic interests of one of them to do so.

The Company accounted for the call and put options under the anticipated-acquisition method, and the non-controlling interest subject to the put or call options is deemed to have been acquired at the date of acquisition of the control. Accordingly, upon obtaining control, the Company also consolidated the interest currently legally held by the non-controlling shareholder and recognized a financial liability that will be eventually settled when the put or call option is exercised.

The financial liability was recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 21.0%.

Goodwill

A business combination achieved in stages is accounted for using the acquisition method at the acquisition date. Goodwill is calculated at the date when control is acquired.

In order to calculate goodwill, the previously held interest was remeasured to fair value at the acquisition date, and a gain was recognized in the statement of income in other operating income (expense) for an amount of R$ 1,184 at that date. The fair value of the previously held interest then forms one of the components that is used to calculate goodwill, along with consideration and non-controlling interest, less the fair value of identifiable net assets.

The purchase consideration transferred totaled R$ 67,510, which breakdown is as follows:

At acquisition date

Capitalization of advances for future capital increases	5,300
Fair value of previously held investment	32,066
Fair value of forward contract	30,144
Consideration transferred	67,510

The table below demonstrates the calculation of goodwill:

At acquisition date

Cash consideration and fair value of the forward contract	35,444
Fair value of previously held investment	32,066
Fair value of identified assets acquired and liabilities assumed	(39,912)
Goodwill	27,598

Goodwill arising on this acquisition is not expected to be deductible for tax purposes. For the purpose of impairment testing, goodwill has been allocated to the Supplemental operating segment.

Transactions costs

Transaction costs of R$ 85 were expensed and are included in general and administrative expenses for the year ended December 31, 2017.

Measurement of fair value

As of the acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer list	Multi-period excess earning method
The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.
Educational system	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by educational system, by excluding any cash flows related to contributory assets.
Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.

From the date of acquisition, International School contributed with R$ 25,382 of net revenue and with R$ 7,465 of profit before income taxes for the year ended December 31, 2017 to the Company. If the combination had taken place at the beginning of the year ended December 31, 2017, net revenue would have been R$ 244,426 and profit before income taxes for the Company would have been R$ 67,024.

(b) NS Educação Ltda. (“NS Educação”)

On September 28, 2017, the Company acquired control of NS Educação Ltda. (“NS Educação”) by acquiring 100% of its shares. NS Educação is a private company which sells educational content under the trademark “Universitário”. NS Educação is a content provider to middle class private schools in Brazil and represented an opportunity for the Company to achieve a greater scale and improve its margin.

The purchase consideration transferred amounted to R$ 38,534, comprise by a cash consideration in the amount of R$ 29,037, which was paid on the date of acquisition and a deferred payment in the amount of R$ 7,302, which has been retained in an escrow account for the period of 5 years as a guarantee for the payment of any contingent liabilities that may arise. Any remaining balance will be transferred to the former owners of the acquired entity. The amount will be released in annually installments adjusted by the interest from Interbank certificates of deposit (“CDI”).

The equivalent of 5% of the original purchase price was determined as an "acquisition price adjustment", which was calculated based on the difference between the revenue from 2017 less the projected revenue for that year multiplied by 2.50. The purchase price adjustment totaled R$ 2,195.

Goodwill

Goodwill recorded on the acquisition is R$ 28,826 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, goodwill has been allocated to the Core operating segment.

Transaction costs

Transaction costs of R$ 498 were expensed and are included in general and administrative expenses for the year ended December 31, 2017.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer list	Multi-period excess earning method
The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.
Educational system	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by educational system, by excluding any cash flows related to contributory assets.
Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.

Non-compete agreement	With-and-without method
The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

From the date of acquisition, NS Educação had no revenue due to the implementation process and seasonality, and contributed with a loss before income taxes of R$ 1,050 for the year ended December 31, 2017. If the combination had taken place at the beginning of the year December 31, 2017, net revenue of the Company would have been R$ 258,848 and profit before income taxes for the Company would have been R$ 70,357.

(c) Acquisition of SAE

On June 27, 2016, the Company acquired control of SAE, a private company, through the acquisition of 70% interest, which represented 22,098,606 shares with a nominal value of R$ 1.00 per share. The investment in SAE added a new platform for the Company’s Core segment with a different pedagogical approach and different pricing point. This acquisition enabled the Company to serve a broader range of schools, allowing it to maximize its market reach and penetration. Thus, with the SAE solution, the Company started to offer a basic subscription solution focused on upper middle-income private schools.

Cash consideration

The amount of R$ 33,000 was paid in cash, of which R$ 5,000 was a capital contribution, R$ 27,857 was paid to the selling shareholders on the acquisition date, and R$ 143 in 2018.

Contingent consideration

The Company has agreed to pay to the selling shareholders additional consideration of R$ 210.00 (two hundred and ten reais) per additional student if SAE’s number of students on March 31, 2017 was higher than 70,000. The Company recorded R$ 4,200 as a contingent consideration, representing the fair value of the additional consideration at the date of acquisition, which was fully paid in April 2017.

Forward contract of remaining interest

The Company entered into an agreement to acquire the remaining 30% interest in SAE through symmetrical call and put options. The exercise period begins on June 27, 2019 and has no expiration date. The exercise price is calculated based on the following formula: 30% multiplied by 8x EBITDA of 2018 or the year before the exercise date, less any debts and cash and cash equivalents.

The terms of the option contracts were assessed to determine whether or not they provide the Company with access to the risks and rewards associated with the actual ownership of the shares during the period of the contracts. In this case, as there is a symmetrical put and call options instrument, the Company considered that it is virtually certain that either party will exercise them because doing so will be in the economic interests of one of them.

The Company opted to account for the put and call options under the anticipated-acquisition method. Thus, the interest subject to the put or call options is deemed to have been acquired at the date of acquisition. Accordingly, the financial liability arising from the put or call option is included in the consideration transferred, eliminating the non-controlling interest of this acquisition.

The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 20.5%.

Transactions costs

Transaction costs of R$ 218 were expensed as incurred and are included in general and administrative expenses for the year ended December 31, 2016.

Goodwill

Goodwill recorded on the acquisition amounted to R$ 20,365 and it is expected to be deductible for tax purposes after the Company merges with SAE. For the purpose of impairment testing, goodwill has been allocated to the Core operating segment.

Fair value measurement

At acquisition date, the fair value of trade receivables acquired equals its carrying amount.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Customer list	Multi-period excess earning method
The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.
Educational system	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by educational system, by excluding any cash flows related to contributory assets.
Trademarks	Relief-from-royalties method The relief-from-royalties method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.

Acquisition of additional interest in SAE

On October 24, 2017, the Company effectively acquired the remaining 30% interest in the voting shares of SAE based on negotiations with the non-controlling shareholder, for which a cash consideration of R$ 19,250 will be paid to the selling shareholders in 10 monthly equal instalments adjusted by the CDI. The difference between the cash consideration paid at this transaction and the fair value amount of the forward contract at the moment of payment was recognized as a loss of R$ 3,946 in the statement of income (loss) for the year ended December 31, 2017 in finance costs.

5	Cash and cash equivalents

	2018	2017

Cash and bank deposits	366	234
Cash equivalents and bank deposits in foreign currency (a)	3,615	-
Cash equivalents (b)	8,320	600
	12,301	834
(a)	Short-term deposits (mainly IPO proceeds) maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of December 31, 2018, the average interest on these CDB are equivalent to 61.7% (2017: 94.1%) of the Interbank Certificates of Deposit (“CDI”). These funds are available for immediate use and have insignificant risk of changes in value.

6	Financial investments

	2018	2017

Financial investments (a)	810,812	46,323
Multimarket investment fund (b)	-	36,686
Other	347	199
	811,159	83,208
Current	806,789	83,009
Non-current	4,370	199

(a)	Financial investments correspond to investments in non exclusive funds managed by highly rated financial institutions. As of December 31, 2018, the average interest on these funds are equivalent to 100.9% (2017: 101.9%) of the CDI.

(b)	Multimarket non exclusive investment fund corresponds to investments entered to achieve a fixed return of 102.1% (2017: 102.3%) of the CDI. The fund is managed by a highly rated financial institution.

7	Trade receivables

	2018	2017

From sales of educational content	146,114	96,025
From related parties (Note 10)	3,916	3,444
	150,030	99,469
(-) Allowance for doubtful accounts	(13,419)	(4,533)
	136,611	94,936

As of December 31, 2018 and 2017, the aging of trade receivables was as follows:

	2018	2017

Neither past due nor impaired	127,387	83,441

Past due	22,643	16,028

1 to 60 days	8,931	7,143
61 to 90 days	3,868	2,508
91 to 120 days	1,978	1,789
121 to 180 days	3,173	1,280
More than 180 days	4,693	3,308
	150,030	99,469

The movement in the allowance for doubtful accounts for the years ended December 31, 2018 and 2017, was as follows:

Balance at December 31, 2015	(2,002)
Additions	(5,613)
Receivables written off during the year as uncollectible	2,229
Balance at December 31, 2016	(5,386)
Additions	(5,227)
Receivables written off during the year as uncollectible	6,080
Balance at December 31, 2017	(4,533)
Change in accounting policy – IFRS 9	(5,757)
Balance at January 1, 2018	(10,290)
Additions	(9,588)
Receivables written off during the year as uncollectible	6,459
Balance at December 31, 2018	(13,419)

8	Inventories

	2018	2017

Educational content	8,335	8,494
Educational content in progress (a)	6,205	10,060
Consumables and supplies	286	33
Inventories held by third parties	305	233
	15,131	18,820

(a) Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others). Educational content is presented net of inventory reserve. The movement in the inventory reserve for the years ended December 31, 2018, 2017 and 2016 was as follows:

Balance at December 31, 2015	(929)
Increase in inventory reserve	(4,533)
Write-off of inventories against reserve	4,389
Balance at December 31, 2016	(1,073)
Increase in inventory reserve	(4,481)
Write-off of inventories against reserve	3,507
Balance at December 31, 2017	(2,047)
Increase in inventory reserve	(7,252)
Write-off of inventories against reserve	4,896
Balance at December 31, 2018	(4,403)

9	Taxes recoverable

	2018	2017

Withholding Income Tax (IRRF) on financial investments	5,291	6,649
IRPJ and CSLL recoverable	5,520	-
PIS and COFINS recoverable	1,223	969
Other taxes recoverable	226	782
	12,260	8,400
Current	11,227	5,112
Non current	1,033	3,288

Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

10	Related parties

The table below summarizes the balances and transactions with related parties:

	2018	2017
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	3,916	3,444

Other assets
WPensar S.A. (b)	1,226	1,034
	5,142	4,478

	2018	2017	2016
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	8,234	8,895	5,350

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (c)	(13)	(21)	(21)

(a) SAS Desenvolvimento Educacional Ltda. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date.

(b) The amounts receivable from joint venture are monetarily indexed to the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) interest rate and have due date in July 2020.

(c) SAS Sistema de Ensino Ltda. had leased a facility from ASC Empreendimentos Ltda., which agreement was terminated in June 2018; SAS Livrarias Ltda. had leased a facility from OSC Empreendimentos Ltda., which agreement was also terminated in June 2018; and SAS Desenvolvimento Educacional Ltda. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder.

Key management personnel compensation

Key management personnel compensation comprised the following:

	2018	2017	2016

Short-term employee benefits	9,436	5,321	4,087
Share-based compensation plan	59,747	1,359	2,043
	69,183	6,680	6,130

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 16b).

11	Investments and interests in other entities

(a) Investments

WPensar S.A. (“WPensar”)

In April 2015, the Company acquired a 25% interest of WPensar, a company engaged in the development and licensing of software, specifically, school management systems. The Company executed a shareholders’ agreement to share control of WPensar with the other shareholders, recognizing this investment as a joint venture. This investment helped the Company to identify new potential businesses, to enhance its overall growth strategy and to create synergies.

This investment is not a business combination since the Company did not acquire control of WPensar.

In addition, the Company has a call option to acquire the remaining 75% interest in WPensar with an exercise period beginning on July 10, 2020 through July 10, 2021. In addition, the other shareholders have a put option to sell their interest of 75% with an exercise period beginning on July 10, 2021 through July 10, 2022.

The exercise price for the put and call options is calculated by the average of the last three months of the EBITDA multiple that Arco’s stock is being traded, less net debt. If the Company exercises the call option, the settlement can be performed up to 50% in shares of EAS.

The call and put options were recorded at their fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value is recognized as finance income/costs in the statement of income (loss).

The Company paid an acquisition price of R$ 5,000 for the interest in WPensar, of which R$ 4,777 refers to the consideration transferred as capital contribution and R$ 223 to the initial recognition of the above said asymmetrical put and call options instrument.

Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

In December 2016, the Company acquired a 6.54% interest in Geekie, an entity that provides technology for adaptive assessment and learning products and engages in the production, development and licensing of software tailored to the specific requirements of education sector customers. Based on the agreement signed by Geekie’s shareholders, the Company exercises significant influence over the investment, as the Company: (i) has representation on the board of directors; (ii) participates on strategic decision making regarding all relevant matters; (iii) must approve all products launched by Geekie; and (iv) provides essential technical information (Geekie's products are based on the Company’s educational content).

The agreed amount of R$ 8,000 was paid in January 2017, of which R$ 4,000 was a capital contribution and R$ 4,000 was paid to the selling shareholders.

The Company agreed with the selling shareholders that if in June 2018 the cash and cash equivalents of Geekie are lower than a threshold of R$ 5,000, the Company will have to subscribe capital in the amount of R$ 2,000.

On July 2, 2018, the extraordinary shareholders' meeting authorized the acquisition of additional 1.51% interest in the equity of Geekie, increasing the Company's share from 6.54% to 8.05% through a capital increase of R$ 2,000. The capital increase was fully paid on July 3, 2018. The additional investment did not change the Company's influence in Geekie and had the purpose to support its working capital needs.

In addition, the Company has a call option to acquire the remaining 91.95% in Geekie that can be exercised in the period beginning on May 1, 2022, through May 31, 2022. The selling shareholders have a put option to sell their 91.95% interest in Geekie that can be exercised during the same period. The exercise price is determined by the greater of:

•	The multiple of the Company’s EBITDA for 2021 multiplied by Geekie’s EBITDA, including any cash or debt, or;

•	10 times Geekie´s EBITDA for 2021, less net debt.

If the Company decides to exercise the option to acquire the remaining interest, the settlement may be performed in up to 50% in shares of EAS.

The call and put options were recorded at fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value is recognized as finance income (costs) in the statement of income (loss).

(i) Investments and interests in other entities

Reconciliation of carrying amount:

	International School	Geekie	WPensar	Total
As of December 31, 2015	27,973	-	4,192	32,165
Capital contributions	-	5,420	-	5,420
Cash paid / payable to selling shareholders	-	4,000	-	4,000
Advances for future capital increase *	5,300	-	-	5,300
Share of loss of equity-accounted investees	(474)	-	(637)	(1,111)
As of December 31, 2016	32,799	9,420	3,555	45,774
Share of profit (loss) of equity-accounted investees	(384)	(100)	22	(462)
Amortization of identified fair value	-	-	(243)	(243)
Consolidation on the acquisition of control	(32,415)	-	-	(32,415)
As of December 31, 2017	-	9,320	3,334	12,654
Share of loss of equity-accounted investees	-	(695)	(97)	(792)
As of December 31, 2018	-	8,625	3,237	11,862

* Advances for future capital increase is mandatorily converted into an investment in International School for a fixed amount of cash and a fixed number of shares.

(ii) Selected financial information for associates and joint ventures

	Geekie	WPensar
December 31, 2018
Current assets	5,215	1,625
Non-current assets	12,174	1,414
Current liabilities	7,681	286
Non-current liabilities	-	1,170
Equity	9,708	1,583
Net revenue	11,084	3,965
Costs and expenses (*)	(18,299)	(4,015)
Loss for the year	(7,215)	(50)
December 31, 2017
Current assets	8,937	1,615
Non-current assets	11,503	1,394
Current liabilities	5,276	284
Non-current liabilities	-	1,091
Equity	15,164	1,634
Net revenue	14,329	3,687
Costs and expenses (*)	(15,865)	(3,598)
Profit (loss) for the year	(1,536)	89
December 31, 2016
Net revenue	15,601	2,470
Costs and expenses (*)	(15,951)	(4,047)
Loss for the year	(350)	(1,577)

(*)	Comprise costs, selling and administrative expenses, finance result, other expenses and income tax and social contribution.

12	Property and equipment

Reconciliation of carrying amount:

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total

Cost
As of December 31, 2015	478	191	764	1,440	88	2,745	-	5,706
Additions	97	-	258	525	46	665	-	1,591
Disposals	-	-	(2)	-	-	(6)	-	(8)
As of December 31, 2016	575	191	1,020	1,965	134	3,404	-	7,289
Additions	219	-	583	1,021	121	983	2,387	5,314
Business combinations	49	-	155	61	58	-	-	323
As of December 31, 2017	843	191	1,758	3,047	313	4,387	2,387	12,926
Additions	87	-	589	2,096	12	258	3,812	6,854
Disposals	(34)	-	(51)	(63)	-	(7)	-	(155)
As of December 31, 2018	896	191	2,296	5,080	325	4,638	6,199	19,625

Depreciation
As of December 31, 2015	(50)	(50)	(99)	(458)	(26)	(119)	-	(802)
Depreciation charge for the year	(53)	(37)	(86)	(305)	(11)	(296)	-	(788)
As of December 31, 2016	(103)	(87)	(185)	(763)	(37)	(415)	-	(1,590)
Depreciation charge for the year	(67)	(33)	(139)	(424)	(28)	(375)	(1,191)	(2,257)
As of December 31, 2017	(170)	(120)	(324)	(1,187)	(65)	(790)	(1,191)	(3,847)
Depreciation charge for the year	(84)	(24)	(203)	(740)	(35)	(484)	(878)	(2,448)
Disposals	-	-	-	17	-	-	-	17
As of December 31, 2018	(254)	(144)	(527)	(1,910)	(100)	(1,274)	(2,069)	(6,278)

Net book value
As of December 31, 2017	673	71	1,434	1,860	248	3,597	1,196	9,079
As of December 31, 2018	642	47	1,769	3,170	225	3,364	4,130	13,347

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2018, 2017 and 2016.

13	Intangible assets and goodwill

	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non compete agreement	In Progress	Total

Cost
As of December 31, 2015	12,845	15,263	10,329	1,300	205	195	5,604	774	-	-	46,515
Acquisitions	-	-	-	245	2,978	417	104	1,819	-	-	5,563
Business combination	20,365	-	4,300	12,000	-	-	5,100	-	-	-	41,765
As of December 31, 2016	33,210	15,263	14,629	13,545	3,183	612	10,808	2,593	-	-	93,843
Acquisitions	-	-	2,016	-	1,925	603	-	1,503	-	-	6,047
Disposals	-	-	-	(245)	(160)	-	(105)	(154)	-	-	(664)
Business combinations	56,424	-	6,400	23,356	-	178	8,412	-	1,097	-	95,867
As of December 31, 2017	89,634	15,263	23,045	36,656	4,948	1,393	19,115	3,942	1,097	-	195,093
Acquisitions	-	-	-	-	7,744	1,415	62	17,969	-	2,213	29,403
As of December 31, 2018	89,634	15,263	23,045	36,656	12,692	2,808	19,177	21,911	1,097	2,213	224,496

Amortization
As of December 31, 2015	-	(809)	(797)	(239)	(55)	(33)	(647)	(30)	-	-	(2,610)
Amortization	-	(917)	(2,202)	(677)	(254)	(73)	(627)	(219)	-	-	(4,969)
As of December 31, 2016	-	(1,726)	(2,999)	(916)	(309)	(106)	(1,274)	(249)	-	-	(7,579)
Amortization	-	(1,041)	(1,925)	(5,211)	(1,012)	(167)	(1,396)	(1,224)	(55)	-	(12,031)
As of December 31, 2017	-	(2,767)	(4,924)	(6,127)	(1,321)	(273)	(2,670)	(1,473)	(55)	-	(19,610)
Amortization	-	(1,182)	(2,636)	(6,589)	(2,618)	(375)	(1,140)	(2,387)	(219)	-	(17,146)
As of December 31, 2018	-	(3,949)	(7,560)	(12,716)	(3,939)	(648)	(3,810)	(3,860)	(274)	-	(36,756)

Net book value
As of December 31, 2017	89,634	12,496	18,121	30,529	3,627	1,120	16,445	2,469	1,042	-	175,483
As of December 31, 2018	89,634	11,314	15,485	23,940	8,753	2,160	15,367	18,051	823	2,213	187,740

(a) Goodwill

The carrying amount of goodwill by operating segment was:

	2018	2017

Core	62,036	62,036
Supplemental	27,598	27,598
	89,634	89,634

Impairment test for goodwill

The Company performed its annual impairment test on December 31, 2018, 2017 and 2016. The Company tests at least annually the recoverability of the carrying amount of each operating segment. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

Goodwill is monitored by management at the level of the two operating segments. The Core and Supplemental operating segments had an important cash flow improvement as they have increased their number of students and achieved greater scale that positively impact the gross margin.

The Company’s management estimates future gross margin based on past performance and its expectations of market developments. The discount rates used are pre-tax and reflect the specific risks associated with the segment being tested.

The value-in-use calculation is based on cash flow projections and financial budgets approved by management for a period of five years. Cash flows beyond the five-year period were extrapolated using an estimated growth rate. The growth rate does not exceed the average long-term rate for the industry. The fair value of the Core operating segment calculated for 2018 was R$ 721,271 (R$ 308,767 in 2017), and the carrying amount was R$ 265,607. The fair value of the Supplemental operating segment for 2018 was R$ 195,023 (R$ 98,517 in 2017), and the carrying amount was R$ 37,032.

The fair value calculations were based on the discounted cash flow model and are based on the following assumptions for those segments:

	Budget period				Growth rate beyond budget period		Discount rate
	Gross margin		Growth rate
	2018	2017	2018	2017	2018	2017	2018	2017

Core	78.8%	55.8%	21.1%	20.5%	4.0%	7.0%	15.7%	14.8%
Supplemental	87.4%	82.9%	33.0%	62.7%	4.0%	4.0%	17.6%	19.4%

Significant estimate: impact of possible changes in key assumptions

A decrease of 1,000 basis points in management estimated gross margin used in the value-in-use calculation for the Core operating segment as of December 31, 2018 (68.8% instead of 78.8%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the Supplemental operating segment and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition, an increase of 1,000 basis points in management’s estimated discount rate applied to the cash flow projections of the Core operating segment for the year ended December 31, 2018 (25.7% instead of 15.7%), would have not resulted in the recognition of an impairment of goodwill.

Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (27.6% instead of 17.6%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

There was no goodwill impairment for the years ended December 31, 2018, 2017 and 2016.

(b) Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended December 31, 2018, 2017 and 2016 are as follows:

Years
Rights on contracts	10
Customer relationships	4 to 16
Educational system	2 to 8
Copyrights	3
Software license	5
Trademarks	2 to 13
Educational platform	3
Non-compete agreement	5

For the years ended December 31, 2018, 2017 and 2016 there were no indicatives that the Company’s intangible assets with definite lives might be impaired.

14	Financial instruments from acquisition of interests

The breakdown of contingent consideration assets and liabilities and related derivative instruments from business combinations and acquisition of investments in associates and joint ventures is as follows:

	2018	2017
Assets
Derivative financial instruments
Investment in Geekie (Note 11)	23,346	8,906
Investment in WPensar (Note 11)	3,284	3,605
	26,630	12,511
Current	-	-
Non current	26,630	12,511

Liabilities	2018	2017
Derivative financial instruments
Investment in Geekie (Note 11)	(22,037)	(10,028)
Investment in WPensar (Note 11)	(3,006)	(1,720)
Deferred revenue in Escola de Aplicação São José dos Campos	(54)	(105)
	(25,097)	(11,853)
Contingent considerations and forward contract
Investment in Geekie – contingent consideration (Note 11)	-	(1,784)
	-	(1,784)
	(25,097)	(13,637)
Current	(51)	(1,784)
Non current	(25,046)	(11,853)

15	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	2018	2017
Accounts payable to selling shareholders
Acquisition of SAE Digital S.A. (a)	-	(11,693)
Acquisition of International School (b)	(174,410)	(36,630)
Acquisition of NS Educação Ltda. (c)	(6,971)	(9,680)
	(181,381)	(58,003)
Current	(830)	(14,936)
Non-current	(180,551)	(43,067)

(a)	In 2017, the subsidiary NS Ventures Ltda. acquired 30% of SAE Digital S.A. The balance was paid in six instalments adjusted by CDI, fulfilling the obligation in June 2018.

(b)	Upon acquiring control of International School, the shareholders entered into an agreement with put and call options over the remaining interest. Because the terms of the put and call options are symmetrical, the Company concluded that it is virtually certain that either the Company or the non-controlling shareholder will exercise the option because it will be in the economic interests of one of them to do so. The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 17.6% (21.0 % in 2017). During 2018 the Company recognized R$ 8,351 of interest. The amount payable is estimated based on projected EBITDA for the 2019 and 2020 school year. During the fourth quarter of 2018, the Company had a better visibility about next year´s ACV bookings and its increase, it was necessary to perform a review on previous operations projections, that resulted in an increase on the projected

(c)	EBITDA. Based on the new projected numbers for 2019 and 2020, the accounts payable increased by R$130,378. In addition, there were changes of R$ 949, related to amounts receivable and payable to the former controlling shareholder of International School, which affected the accounts payable to selling shareholders.

(d)	This amount was retained as an escrow for any losses, which will be released in annual installments from December 31, 2018 to December 31, 2022.

16	Labor and social obligations

(a) Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 4,224, R$ 850 and R$ 618 for the years ended December 31, 2018, 2017, and 2016, respectively.

(b) Share-based compensation plan

Arco plan

Members of the Company’s management participated in the EAS share-based compensation plan (EAS plan). As a result of Arco’s IPO, the EAS plan migrated to Arco. The Company recognized the new equity instruments granted as replacement equity instruments for the cancelled equity instruments. As a consequence, the Company accounted for the grant of replacement equity instruments as modification of the original granted instruments. The incremental fair value granted is the difference between the fair value of the replaced equity instruments and the net fair value of the granted equity instruments, as of the date the replaced equity instruments were granted.

There were no share options forfeited, exercised and expired under the EAS plan. The Company has accounted for the migration of the plan as all remaining unvested options became vested due to the IPO and, therefore, as of December 31, 2018, all 1,091,039 options under the Arco plan are vested at the exercise price of 11.13 (2017: 848,642 and 2016: 565,762 options under the EAS plan). The share-based compensation reserve was also affected by fair value adjustments at migration and the total impact on the consolidated statement of income (loss) was R$ 59,747.

The following table list the inputs to the model used for the Arco plan:

Dividend yield (%)	2.41
Expected volatility (%)	186.61
Risk-free interest rate (%)	8.01
Expected life of share options (years)	6.00
Weighted average share price (R$)	12.67
Model used	Black & Scholes

All options granted became vested as result of the IPO. As consequence, the full impact of the actual plan has been recorded in the consolidated statement of income (loss) and in the share-based compensation reserve in equity.

International School plan

International School has its own share options plan, approved by its shareholders on August 4, 2017. International School granted 294,735 share options on its own shares in 2017 to selected key executives. The share options plan was designed to attract and retain key executives.

The fair value of the share options was estimated at the grant date using the Black & Scholes pricing model, taking into account the terms and conditions on which the share options were granted.

The share options vest on January 1, 2020 and can be exercised from January 1, 2020 through April 30, 2020. The exercise price of the share options is R$1.37 and is adjusted by the Brazilian General Price Index-Market (“IGP-M”) inflation rate. The Company accounts for the International School Plan as an equity-settled plan.

The following table illustrates the number and movements of share options during 2017:

Number of share options
Outstanding at January 1, 2017	-
Granted	294,735
Forfeited	(141,473)
Exercised	-
Expired	-
Outstanding at December 31, 2017	153,262

There were no share options granted, forfeited, exercised and expired in the year ended December 31, 2018.

The compensation expense recognized for the International School Plan in the statement of income (loss) for the years ended December 31, 2018 and 2017 was R$ 550 and R$ 531, respectively.

The following table details the assumptions used to determine the fair value of the share options under the International School share option plans:

Date of grant	08/04/2017
Dividend yield (%)	0.00%
Expected volatility (%)	380.36%
Risk-free interest rate (%)	8.62%
Expected life of share options (years)	2.74
Weighted average share price (reais) on the grant date	10.65
Model used	Black & Scholes

17	Equity

a. Share capital

As of December 31, 2018, Arco’s share capital is represented by 50,261,027 common shares of par value of US$ 0.00005 each, comprised by 27,658,290 Class B common shares and 22,602,737 Class A common shares.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b. Capital reserve

Capital reserve includes additional paid in capital amounts related to the difference between the subscription price that shareholders paid for the common shares and their nominal value.

c. Dividends

As determined by the Brazilian Corporate Law, EAS is required to pay a minimum dividend amounting to 25% of the profit of the year. Any amount in excess to 25% must be maintained in equity and after approval by the shareholders, the dividends can be considered formally declared.

The table below provides the calculations of dividends for the years ended December 31, 2017 and 2016.

	2017	2016
Profit for the year attributable to equity holders of the parent	44,255	75,129
(-) Legal reserve - 5%	(2,213)	(3,756)
Calculation basis for dividend distribution	42,042	71,373
Minimum mandatory dividend - 25%	(10,511)	(17,843)
Additional dividends proposed	-	(57,210)
Total	(10,511)	(75,053)

On September 25, 2017, the extraordinary general shareholders’ meeting declared and approved the distribution of dividends for the year ended December 31, 2016 of R$ 75,053, which R$ 57,210 represented additional dividends and were registered in earnings reserve.

For the year ended December 31, 2017, the Company recorded minimum mandatory dividends of R$ 10,511.

On June 29, 2018, the shareholders’ meeting of Arco Brazil approved a dividend distribution of R$ 85,000 which was paid on July 4, 2018.

18	Earnings (loss) per share (EPS)

Basic

Basic EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	2018			2017
	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	(37,047)	(45,333)	(82,380)	19,902	24,353	44,255
Weighted average number of common shares outstanding (thousand)	22,603	27,658	22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	-	-	931	-
Basic earnings (loss) per share - R$	(1.64)	(1.64)	0.88	0.88
Diluted earnings (loss) per share - R$	(1.64)	(1.64)	0.85	0.85

	2016
	Class A	Class B	Total
Profit attributable to equity holders of the parent	33,786	41,343	75,129
Weighted average number of common shares outstanding (thousand)	22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	931	-
Basic earnings per share - R$	1.49	1.49
Diluted earnings per share - R$	1.44	1.45

The number of Class A and Class B common shares outstanding was retrospectively adjusted due to the issuance of new shares as a result of the IPO and the corporate reorganization, described in Note 1.

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted earnings per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive. However, due to the loss reported for the year ended December 31, 2018, these instruments issued have antidilutive effect and, therefore, were not considered in the computation of diluted loss per share.

19	Revenue

The Company’s net revenue is as follows:

	2018	2017	2016
Educational content	407,599	277,596	186,838
Other	4,102	2,385	201
Deductions
Taxes	(264)	(154)	(6)
Returns and discounts	(30,456)	(35,445)	(27,763)
Net revenue	380,981	244,382	159,270

		2018			2017
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	299,203	77,940	377,143	216,661	25,425	242,086
Other	3,828	10	3,838	2,296	-	2,296
Total net revenue from contracts with customers	303,031	77,950	380,981	218,957	25,425	244,382
Timing of revenue recognition
Transferred at a point in time	303,031	77,950	380,981	218,957	25,425	244,382
Total net revenue from contracts with customers	303,031	77,950	380,981	218,957	25,425	244,382

		2016
Segments	Core	Supplemental	Total
Type of goods or service
Educational content	159,075	-	159,075
Other	195	-	195
Total net revenue from contracts with customers	159,270	-	159,270
Timing of revenue recognition
Transferred at a point in time	159,270	-	159,270
Total net revenue from contracts with customers	159,270	-	159,270

The Company’s revenues from contracts with customers are all in Brazil.

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income (loss) of R$ 9,588, R$ 5,227 and R$ 5,613 for the years ended December 31, 2018, 2017 and 2016, respectively.

Revenues tax benefits

The Company is not subjected to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

20	Expenses by nature

	2018	2017	2016
Content providing	41,551	34,452	22,224
Operations personnel	11,477	10,979	9,176
Inventory reserves	7,252	4,481	4,533
Freight	7,687	4,087	2,656
Depreciation and amortization	5,869	3,161	464
Other	6,909	1,357	2,271
Cost of sales	80,745	58,517	41,324
Sales personnel	49,041	26,721	16,598
Depreciation and amortization	11,939	9,799	4,505
Sales & marketing	17,931	9,319	6,078
Customer support	17,274	8,173	4,054
Allowance for doubtful accounts	9,588	5,227	5,613
Real estate rentals	1,923	1,751	993
Other	5,574	4,324	2,476
Selling expenses	113,270	65,314	40,317
Corporate personnel	39,382	24,633	14,700
Third party services	14,269	7,814	5,160
Real estate rents	3,429	1,625	1,327
Travel expenses	2,891	2,034	615
Tax expenses	2,858	1,716	1,256
Software licenses	1,098	1,128	285
Royalties	-	-	473
Fines	-	-	2,390
Share-based compensation plan	60,297	1,890	2,043
Depreciation and amortization	1,786	1,328	788
Other	3,744	6,763	3,613
General and administrative expenses	129,754	48,931	32,650
Total	323,769	172,762	114,291

21	Finance result

	2018	2017	2016
Income from financial investments	11,633	11,415	14,800
Changes in fair value of financial investments	4,322	-	-
Changes in fair value of derivative instruments (a)	19,839	258	32,233
Foreign exchange gains (d)	138	-	-
Other	686	858	134
Finance income	36,618	12,531	47,167
Changes in fair value of derivative instruments (a)	(19,180)	(6,915)	(203)
Changes in fair value of contingent consideration (a)	-	-	(348)
Changes in accounts payable to selling shareholders (b)	(130,378)	-	-
Interest expenses (c)	(9,781)	(11,179)	(90)
Financial discounts granted	(1,911)	(1,266)	(449)
Bank fees	(1,390)	(310)	(163)
Foreign exchange loss (d)	(34,573)	-	-
Other	(1,582)	(719)	(550)
Finance costs	(198,795)	(20,389)	(1,803)
Finance result	(162,177)	(7,858)	45,364

(a)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures, as described in Notes 4 and 11.

(b)	Refers to changes in the value of accounts payable to selling shareholders, comprised of the put and call options, as described in Note 15.

(c)	Refer, mainly, to interest expense on liabilities related to accounts payable to selling shareholders (Note 15).

(d)	On October 3, 2018, the Company transferred US$ 210,000 of the IPO proceeds from the Cayman Islands to bank accounts in Brazil. From September 30 to that date, the Brazilian real had an appreciation against the U.S. dollar, which resulted in a foreign exchange loss of R$ 34,143. These deposits are invested on first-line financial institutions in Brazil and are denominated in Brazilian reais. The remaining balance of net foreign exchange gains and loss refers to remaining cash equivalents denominated in U.S. dollars.

22	Income taxes

(a) Reconciliation of income taxes expense

	2018	2017	2016

Profit (loss) before income taxes	(100,901)	66,356	92,838
Combined statutory income taxes rate - %	34%	34%	34%
	34,306	(22,561)	(31,565)
Income taxes at statutory rates
Reconciliation adjustments:
Share of loss of equity-accounted investees (a)	(269)	(240)	(378)
Effect of presumed profit of subsidiaries (b)	11,080	907	13,523
Permanent differences (c)	(26,097)	-	-
Other additions (exclusions), net	(1,035)	(822)	(23)

Income taxes benefit (expense)	17,985	(22,716)	(18,443)

Effective rate	(17.8)%	34.2%	19.9%

(a)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(c)	Refers mainly to permanent differences of non-deductible expenses from share-based compensation plan and foreign exchange loss and others.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	2015	Profit or loss	2016	Profit or loss	2017	Change in accounting practice	As of January 1, 2018	Profit or loss	Equity	2018
Deferred tax assets
Tax losses carryforward	-	3,613	3,613	(6)	3,607	-	3,607	757	-	4,364
Temporary differences
Financial instruments from acquisition of interests	722	269	991	6,888	7,879	-	7,879	51,287	-	59,166
Other temporary differences	1,354	779	2,133	1,501	3,634	1,450	5,084	1,501	-	6,585
Share base compensation	1,061	695	1,756	461	2,217	-	2,217	(2,217)	-	-
Tax benefit from tax deductible goodwill (a)	-	-	-	-	-	-	-	-	46,314	46,314
Amortization of intangible assets	-	117	117	1,088	1,205	-	1,205	77	-	1,282
Total deferred tax assets	3,137	5,473	8,610	9,932	18,542	1,450	19,992	51,405	46,314	117,711
Deferred tax liabilities
Financial instruments from acquisition of interests	-	(11,041)	(11,041)	(1,373)	(12,414)	-	(12,414)	(5,752)	-	(18,166)
Other temporary differences	(169)	86	(83)	(265)	(348)	-	(348)	(1,115)	-	(1,463)
Total deferred tax liabilities	(169)	(10,955)	(11,124)	(1,638)	(12,762)	-	(12,762)	(6,867)	-	(19,629)
Deferred tax assets (liabilities), net	2,968	(5,482)	(2,514)	8,294	5,780	1,450	7,230	44,538	46,314	98,082

Deferred tax assets	2,968		3,719		5,860		7,310			99,460
Deferred tax liabilities	-		(6,233)		(80)		(80)			(1,378)

(a)	Refers to the tax benefit generated from the goodwill in the acquisition of EAS interest by GA Holding.

As of December 31, 2018, the Company had unrecognized deferred income tax assets in the amount of R$ 3,545 (2017: R$ 1,006) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

23	Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and mainly all the assets, liabilities and results are allocated in Brazil. Also, based on the agreements signed with private schools as of December 31, 2018 and 2017, none of the customers individually represented more than 5% of total revenue.

	2018
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	303,031	77,950	380,981	-	380,981
Cost of sales	(70,903)	(9,842)	(80,745)	-	(80,745)
Gross profit	232,128	68,108	300,236	-	300,236
Selling expenses	(87,186)	(26,084)	(113,270)	-	(113,270)
Segment profit	144,942	42,024	186,966	-	186,966
General and administrative expenses	-	-	-	-	(129,754)
Other income (expenses), net	-	-	-	-	4,856
Operating profit	-	-	-	-	62,068
Finance income	-	-	-	-	36,618
Finance costs	-	-	-	-	(198,795)
Share of loss of equity-accounted investees	-	-	-	-	(792)
Loss before income taxes	-	-	-	-	(100,901)
Income taxes income	-	-	-	-	17,985
Loss for the year	-	-	-	-	(82,916)

Total assets	1,273,107	62,006	1,335,113	(235)	1,334,878
Total liabilities	254,744	10,485	265,229	(235)	264,994

Other disclosures
Depreciation and amortization	17,997	1,597	19,594	-	19,594
Investments in associates and joint ventures	11,862	-	11,862	-	11,862
Capital expenditures	28,165	8,092	36,257	-	36,257

	2017
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	218,957	25,425	244,382	-	244,382
Cost of sales	(54,317)	(4,200)	(58,517)	-	(58,517)
Gross profit	164,640	21,225	185,865	-	185,865
Selling expenses	(56,318)	(8,996)	(65,314)	-	(65,314)
Segment profit	108,322	12,229	120,551	-	120,551
General and administrative expenses	-	-	-	-	(48,931)
Other income (expenses), net	-	-	-	-	3,299
Operating profit	-	-	-	-	74,919
Finance income	-	-	-	-	12,531
Finance costs	-	-	-	-	(20,389)
Share of loss of equity-accounted investees	-	-	-	-	(705)
Profit before income taxes	-	-	-	-	66,356
Income taxes expense	-	-	-	-	(22,716)
Profit for the year	-	-	-	-	43,640

Total assets	408,321	24,658	432,979	(2,570)	430,409
Total liabilities	118,304	8,940	127,244	(2,570)	124,674

Other disclosures
Depreciation and amortization	12,650	1,638	14,288	-	14,288
Investments in associates and joint ventures	12,654	-	12,654	-	12,654
Capital expenditures	7,183	4,200	11,383	-	11,383

	2016
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	159,270	-	159,270	-	159,270
Cost of sales	(41,324)	-	(41,324)	-	(41,324)
Gross profit	117,946	-	117,946	-	117,946
Selling expenses	(40,317)	-	(40,317)	-	(40,317)
Segment profit	77,629	-	77,629	-	77,629
General and administrative expenses	-	-	-	-	(32,650)
Other income (expenses), net	-	-	-	-	3,606
Operating profit	-	-	-	-	48,585
Finance income	-	-	-	-	47,167
Finance costs	-	-	-	-	(1,803)
Share of loss of equity-accounted investees	-	-	-	-	(1,111)
Profit before income taxes	-	-	-	-	92,838
Income taxes expense	-	-	-	-	(18,443)
Profit for the year	-	-	-	-	74,395

Other disclosures
Depreciation and amortization	5,757	-	5,757	-	5,757
Capital expenditures	7,154	-	7,154	-	7,154

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the years ended December 31, 2018, 2017 and 2016.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Segment assets, liabilities and results

Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

All adjustments and eliminations are part of detailed reconciliations presented above.

(a) Reconciliations

(i) Segment profit

Segment profit excludes general and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes in order to demonstrate the results without the influence of shared service center expenses or significant items of income and expenses which may have an impact on the quality of earnings such as restructuring costs, legal expenses, and impairments.

There were no adjustments or eliminations in the profit or loss between segments.

24	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2018
Trade receivables	-	136,611	136,611
Financial investments	2,370	808,789	811,159
Financial instruments from acquisition of interests	26,630	-	26,630
Cash and cash equivalents	12,301	-	12,301
	41,301	945,400	986,701

	Assets at FVPL	Loans and receivables	Total
December 31, 2017
Trade receivables	-	94,936	94,936
Financial investments	36,686	46,522	83,208
Financial instruments from acquisition of interests	12,511	-	12,511
Cash and cash equivalents	834	-	834
	50,031	141,458	191,489

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2018
Trade payables	-	14,845	14,845
Financial instruments from acquisition of interests	25,097	-	25,097
Accounts payable to selling shareholders	-	181,381	181,381
	25,097	196,226	221,323
December 31, 2017
Trade payables	-	3,918	3,918
Financial instruments from acquisition of interests	13,637	-	13,637
Accounts payable to selling shareholders	-	58,003	58,003
	13,637	61,921	75,558

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 25.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss, related to multimarket investment fund which investments were entered to achieve 102.3% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. See Note 6 for more details on the financial investments.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the years ended December 31, 2018, 2017 and 2016 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (gain of R$ 659, loss of R$ 6,657 and gain of R$ 31,682 for the years ended in December 31, 2018, 2017 and 2016, respectively).

(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	2018	2017
Financial assets
Cash and cash equivalents	Level 2	12,301	834
Financial investments	Level 2	2,370	36,686
Derivative financial instruments	Level 3	26,630	12,511

Financial liabilities
Derivative financial instruments	Level 3	25,097	13,637

As of December 31, 2018 and 2017, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statements periods presented herein.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of derivatives is calculated with Black & Scholes; and

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2018, 2017 and 2016.

Recurring fair value measurements	Financial instruments from acquisition of interests (assets)	Financial instruments from acquisition of interests (liabilities)
Balance as of December 31, 2015	2,901	(20,474)
Acquisitions	8,851	(29,724)
Deferred revenue in Escola de Aplicação São José dos Campos	-	(201)
Disposals	(2,501)	-
Gains/(losses) recognized in statement of income	11,359	20,323
Balance as of December 31, 2016	20,610	(30,076)
Acquisitions	-	(364)
Disposals	(4,542)	19,852
Deferred revenue in Escola de Aplicação São José dos Campos	-	51
Losses recognized in statement of income	(3,557)	(3,100)
Balance as of December 31, 2017	12,511	(13,637)
Payment of capital increase in Geekie	-	2,000
Deferred revenue in Escola de Aplicação São José dos Campos	-	50
Gains (losses) recognized in statement of income (loss)	14,119	(13,510)
Balance as of December 31, 2018	26,630	(25,097)

(iv) Transfers between levels 2 and 3

In the years ended December 31, 2018, 2017 and 2016, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets and liabilities independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

25	Risk

(a) Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of December 31, 2018.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018, 2017 and 2016.

(i) Foreign exchange risk

The Company’s exposure to foreign currency risk as of December 31, 2018 and December 31, 2017, was as follows:

	2018	2017
Cash and cash equivalents (Note 5)	3,615	-

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses. The IPO proceedings were received in U.S. dollar but are not expected to be maintained in such currency.

Sensitivity analysis

The sensitivity analysis as of December 31, 2018 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of December 31, 2018 of R$ 3.8742 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate to R$ 4.2616; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate to R$ 3.4867.

The table below set forth the sensitivity analysis as of December 31, 2018, for the amount of cash and cash equivalents denominated in U.S. dollar of US$ 933 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 3.8742	Exchange rate: R$ 4.2616	Exchange rate: R$ 3.4867
Finance income (costs)	-	R$ 362	R$ (362)

(ii) Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve its goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2018	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	14,845	-	-	-	14,845
Financial instruments from acquisition of interests	-	13	38	25,046	-	25,097
Accounts payable to selling shareholders	-	-	830	180,551	-	181,381
	-	14,858	868	205,597	-	221,323

As of December 31, 2017	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	42	3,870	6	-	-	3,918
Financial instruments from acquisition of interests	-	-	1,784	11,853	-	13,637
Accounts payable to selling shareholders	-	-	14,936	43,067	-	58,003
	42	3,870	16,726	54,920	-	75,558

(iii) Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

(iv) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on cash equivalents and financial investments.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of December 31, 2018 the CDI rate was 6.42%.

As of December 31, 2018, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

	Exposure	+10%	-10%

Cash, bank deposits and cash equivalents	8,686	56	(56)
Financial investments	810,812	5,205	(5,205)

The Company has derivatives (calls and put options) on non-controlling interests in associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are: exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

The Company performed evaluation of their fair value at the end of each year in order to account for any changes to it, as disclosed in Note 24. These derivatives, which are not publicly traded, have specific conditions that do not enable the Company to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to its continuous growth and are considered by the Company as a deferred payment to the previous shareholders' of the acquirees.

Changes in liabilities arising from financing activities

	January 1, 2017	Cash flows	Other	December 31, 2017	Cash flows	Other	December 31, 2018
Dividends payable	17,843	(75,053)	67,721	10,511	(85,000)	82,266	-
Total	17,843	(75,053)	67,721	10,511	(85,000)	82,266	-

26	Commitments and contingencies

(i) Operating lease commitments – Company as a lessee

The Company has entered into operating leases for certain offices and facilities. These leases have a term of 2.5 to 10 years. The Company has the option, under some of its leases, to lease the assets for additional terms of 2.5 years.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2018 and 2017 are as follows:

	2018	2017

Within one year	5,293	4,203
After one year but not more than three years	11,218	6,386
After three years but not more than five years	9,596	3,959
More than five years	1,290	3,160
Total	27,397	17,708

(ii) Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Labor	Taxes	Total

Balance at December 31, 2017	-	-	-
Additions	17	124	141
Reversals	-	(10)	(10)
Balance at December 31, 2018	17	114	131

As of December 31, 2018, the Company was party to lawsuits classified as possible losses totaling R$ 5,170 (2017: R$ 4,588), as shown below:

	2018	2017

Civil (a)	4,425	4,133
Labor (b)	745	455
Total	5,170	4,588

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

27	Transactions not involving cash

During the years ended December 31, 2018, 2017 and 2016, the Company carried out the following non-cash activities, which are not reflected in the statement of cash flows:

	2018	2017	2016

Share issuance costs – unpaid	674	-	-
Tax benefit from tax deductible goodwill (Note 22b)	46,314	-	-
Investing - accounts payable to selling shareholders	-	58,003	8,143
Investing - derivative financial instruments	-	-	1,420
Business combinations - derivative financial instruments	-	-	19,655

28	Subsequent events

Sale of Escola de Aplicação São José dos Campos Ltda.

On January 2, 2019, the Company entered in an agreement to sell its shares of Escola de Aplicação São José dos Campos Ltda. to the minority shareholders, which is part of the Company’s Core segment. The transaction price of R$ 3,741 will be received in 16 quarterly installments from January 2022 to October 2025, adjusted by the IGP-M (Brazilian general market price index issued by the FGV – “Fundação Getúlio Vargas”). The balance of investments in Escola de Aplicação São José dos Campos Ltda. is negative in R$ 667, as of December 31, 2018.

The transaction’s rationale was to remain efficient and to keep focus on our main businesses.

As of and for the year ended December 31, 2018, the main balances of Escola de Aplicação São José dos Campos Ltda., are as follows:

2018

Assets	1,105
Liabilities	2,065
Equity	(961)
Net revenue	4,387
Loss for the year	(1,750)

Geekie transaction

On January 17, 2019, the Company entered into an agreement with its associated company Geekie buying 100.00 debentures issued at same date at par value of R$ 100.00 (a hundred reais) each, totaling R$ 10,000. The debentures are due in June 2022 and bear interest of 110% of the CDI. The debentures are convertible at the option of Arco on maturity at the same mechanics of the call and put options presented in the investment agreement, as described in Note 11.

On the same date, the Company lent R$ 4,000 to Geekie Partners S.A., the controlling shareholder of Geekie, through a mutual agreement with bullet payment in June 2022, interest of 110% of the CDI, and with their entire interest on Geekie’s shares as collateral to the transaction.

The total transaction totaled R$ 14,000 and has the purpose to support Geekie’s working capital needs.

***