Form 20-F
period 2019-12-31
Arco Platform Ltd.
filed 2020-03-31
CIK 1740594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-38673

Arco Platform Limited

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil

+55 (11) 3047-2699
(Address of principal executive offices)

David Peixoto dos Santos, Chief Financial Officer

Rua Augusta 2840, 9th floor, suite 91

Consolação, São Paulo – SP

01412-100, Brazil

+55 (11) 3047-2699
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450-4000
Fax: (212) 450-6858

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common shares, par value US$0.00005 per share	ARCE	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2019 was 27,538,240 Class A common shares and 27,400,848 Class B common shares.

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

Yes ☒                No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐       Accelerated Filer ☒       Non-accelerated Filer ☐       Emerging growth company ☒

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

Indicate by check mark whether an internal control over financial reporting auditor attestation is included in the filing:

Yes ☒            No ☐

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

Yes ☐                No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐                No ☐

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

Financial Statements

Arco was incorporated on April 12, 2018, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. Arco became the parent company of Arco Educação S.A., or Arco Brazil, through the completion of the initial public offering and the corporate reorganization described in note 1 of our consolidated financial statements.

We present in this annual report our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017. Our financial statements are prepared in accordance with IFRS, as issued by the IASB.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, our financial information presented herein as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 is stated in Brazilian reais, our reporting currency. The consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.

Corporate Events

We are a Cayman Islands exempted company incorporated with limited liability on April 12, 2018. On October 29, 2019, we completed a follow-on public offering, consisting of 3,450,656 Class A common shares issued and sold by us, and 4,268,847 Class A common shares sold by certain selling shareholders. The public offering price was US$43.00 per Class A common share. We received net proceeds of US$143.9 million, after deducting US$3.7 million in underwriting discounts and commissions. On November 26, 2019, an additional 661,112 Class A common shares were sold by General Atlantic Arco (Bermuda), L.P. following the exercise by the underwriters of their option to purchase additional shares.

Furthermore, we are currently implementing certain additional changes to the organizational structure of certain of our operating subsidiaries in Brazil. This reorganization will be an internal corporate reorganization and is not expected to affect us on a consolidated basis.

Organizational Structure

The diagram below depicts our organizational structure as of the date of this annual report:

(1)	Includes Class B common shares beneficially owned by our Founding Shareholders.

(2)	Includes Class A common shares beneficially owned by the GA Entity. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

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

We calculate Adjusted EBITDA as profit (loss) for the year plus income taxes plus/minus finance result plus depreciation and amortization plus share of loss of equity-accounted investees plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus M&A expenses and plus non-recurring expenses.

We calculate Adjusted Net Income as profit (loss) for the year (or period) plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units) plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions) less/plus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, and plus (ii) changes in fair value of derivative instruments—finance costs), less/plus changes in accounts payable to selling shareholders plus share of loss of equity-accounted investees plus interest expenses plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income, plus/minus foreign exchange gains/loss on cash and cash equivalents, plus M&A expenses and plus non-recurring expenses.

We calculate Free Cash Flow as net cash flows from operating activities less acquisition of property and equipment less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

We understand that, although Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted Net Income and Free Cash Flow may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

For a reconciliation of our non-GAAP measures, see “Item 3. Key Information—A. Selected Financial and Other Information—Reconciliations for Non-GAAP Financial Measures.”

Special Note Regarding ACV Bookings

This annual report presents our Annual Contract Value bookings, or ACV Bookings, for the convenience of investors. ACV Bookings represents our partner schools’ commitments to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our platform and the market’s response to it. In particular, we believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue for the 12-month period between October of one fiscal year through September of the following fiscal year. We deliver our educational materials to our partner schools for their convenience in the last calendar quarter of each year, so that our partner schools can prepare their classes in advance prior to the start of the following school year in January. As a result, our results of operations for the last quarter of a given fiscal year contain revenues relating to the following school year, which reflects the content that has been delivered prior to the start of the new fiscal year. Therefore, ACV Bookings conveys information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our revenues in our income (loss), especially in view of our recent growth.

We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additions or reductions in the number of enrolled students that will access our content at such partner school in such school year. ACV Booking is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. We calculate ACV Bookings by multiplying the number of enrolled students at each partner school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related partner school. Although our contracts with our partner schools are typically for three-year terms, we record one year of revenue under such contracts as ACV Bookings. For example, if a school enters into a three-year contract with us to provide our Core Curriculum solution to 100 students for a contractual fee of $100 per student per year, we record $10,000 as ACV Bookings, not $30,000.

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

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian Education Ministry (Ministério da Educação), or MEC, the National High School Exam (Exame Nacional do Ensino Médio), or ENEM, the National Exam for the Assessment of Student Performance (Exame Nacional de Desempenho de Estudantes), or ENADE, the National Index for Basic Education (Índice de Desenvolvimento da Educação Básica), or IDEB, the Brazilian National Institute for Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or INEP, as well as private sources, such as Hoper Consultoria and Gismarket, consulting and research companies in the Brazilian education industry, and Getulio Vargas Foundation (Fundação Getúlio Vargas), or FGV, among others.

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

Forward-Looking Statements

This annual report on Form 20-F contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “may,” “predict,” “continue,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business;

•	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;

•	our ability to implement our business strategy;

•	our ability to integrate and realize the anticipated benefits and synergies from mergers and acquisitions;

•	our ability to adapt to technological changes in the educational sector;

•	our ability to enhance our brands;

•	our ability to obtain government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining partner schools;

•	our ability to maintain the academic quality of our programs;

•	the availability of qualified personnel and the ability to retain such personnel;

•	changes in the financial condition of the students enrolling in our partner schools or private schools in general and in the competitive conditions in the education industry, or changes in the financial condition of our partner schools in the primary and secondary education sector;

•	our capitalization and level of indebtedness;

•	the interests of our controlling shareholder;

•	changes in government regulations applicable to the primary and secondary education industry in Brazil;

•	government interventions in the primary or secondary education industry that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to primary and/or secondary educational institutions;

•	a decline in the number of our partner schools or the amount of fees we can charge for our educational platform;

•	our ability to compete and conduct our business in the future and adapt to changes in circumstances;

•	the success of our marketing initiatives, including advertising and promotional efforts;

•	our ability to develop new educational products, services and concepts;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

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

The summary balance sheet as of December 31, 2019 and 2018 and statement of operations for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS, as issued by the IASB.

	For the Year Ended December 31,
	2019	2019	2018	2017	2016	2015
	US$ millions(1)	R$ millions
Statement of Operations Data
Net revenue	142.1	572.8	381.0	244.4	159.3	116.5
Cost of sales	(29.1)	(117.3)	(80.7)	(58.5)	(41.3)	(28.0)
Gross profit	113.0	455.5	300.2	185.9	117.9	88.5
Selling expenses	(49.6)	(199.8)	(113.3)	(65.3)	(40.3)	(20.3)
General and administrative expenses	(47.5)	(191.4)	(129.8)	(48.9)	(32.7)	(24.6)
Other income (expenses), net	(1.6)	(6.2)	4.9	3.3	3.6	(2.0)
Operating profit	14.4	58.1	62.1	74.9	48.6	41.6
Finance income	17.9	72.0	36.6	12.5	47.2	14.4
Finance costs	(42.4)	(170.8)	(198.8)	(20.4)	(1.8)	(3.1)
Finance result	(24.5)	(98.8)	(162.2)	(7.9)	45.4	11.3
Share of loss of equity-accounted investees	(0.4)	(1.8)	(0.8)	(0.7)	(1.1)	(0.6)
Profit (loss) before income taxes	(10.5)	(42.5)	(100.9)	66.4	92.8	52.3
Income taxes—income (expense)	8.2	33.1	18.0	(22.7)	(18.4)	(8.3)
Current	(11.6)	(46.9)	(26.5)	(31.0)	(13.0)	(11.3)
Deferred	19.8	80.0	44.5	8.3	(5.5)	3.0
Profit (loss) for the year	(2.3)	(9.4)	(82.9)	43.6	74.4	43.9
Profit (loss) attributable to:

	For the Year Ended December 31,
	2019	2019	2018	2017	2016	2015
	US$ millions(1)	R$ millions
Equity holders of the parent	(2.3)	(9.4)	(82.4)	44.3	75.1	43.9
Noncontrolling interests	—	—	(0.5)	(0.6)	(0.7)	—
Basic earnings per share—R$ (unless otherwise indicated)(2)
Class A Common Shares	(0.04)	(0.18)	(1.64)	0.88	1.49	1.05
Class B Common Shares	(0.04)	(0.18)	(1.64)	0.88	1.49	1.05
Diluted earnings per share—R$ (unless otherwise indicated)(3)
Class A Common Shares	(0.04)	(0.18)	(1.64)	0.85	1.49	1.05
Class B Common Shares	(0.04)	(0.18)	(1.64)	0.85	1.49	1.05

(1)	For convenience purposes only, amounts in reais as of December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Calculated by dividing the profit (loss) attributable to the shareholders by the weighted average number of common shares outstanding during the year.

(3)	Calculated by dividing the profit (loss) attributable to the shareholders by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

	As of December 31,
	2019	2019	2018	2017	2016
	US$ millions(1)	R$ millions
Balance Sheet Data:
Assets
Current assets
Cash and cash equivalents	12.1	48.9	12.3	0.8	4.4
Financial investments	142.6	574.8	806.8	83.0	65.6
Trade receivables	81.7	329.4	136.6	94.9	65.2
Inventories	9.9	40.1	15.1	18.8	12.6
Recoverable taxes	3.9	15.6	11.2	5.1	3.2
Financial instruments from acquisition of interests	0.9	3.8	—	—	4.5
Related parties	0.3	1.3	—	—	2.5
Other assets	3.6	14.7	6.1	7.3	4.1
Total current assets	255.0	1,028.6	988.1	210.0	162.0
Non-current assets
Financial instruments from acquisition of interests	8.0	32.2	26.6	12.5	16.1
Deferred income tax	38.9	156.7	99.5	5.9	3.7
Recoverable taxes	1.6	6.6	1.0	3.3	2.3
Financial investments	1.2	4.7	4.4	0.2	0.2
Related parties	3.7	14.8	1.2	1.3	0.8
Other assets	3.6	14.4	1.1	—	—
Investments and interests in other entities	12.1	48.6	11.9	12.7	45.8
Property and equipment	5.3	21.3	13.3	9.1	5.7
Right-of-use assets	5.4	21.6	—	—	—
Intangible assets	449.5	1,811.9	187.7	175.5	86.3
Total non-current assets	529.3	2,132.8	346.7	220.4	160.8
Total assets	784.4	3,161.4	1,334.9	430.4	322.9
Liabilities
Current liabilities

	As of December 31,
	2019	2019	2018	2017	2016
	US$ millions(1)	R$ millions
Trade payables	8.6	34.5	14.8	3.9	3.1
Labor and social obligations	17.0	68.5	15.9	8.7	4.9
Taxes and contributions payable	1.9	7.5	2.6	1.1	0.4
Income taxes payable	12.9	52.0	17.3	17.4	2.6
Dividends payable	—	—	—	10.5	17.8
Advances from customers	6.4	25.6	6.0	5.9	1.9
Lease liabilities(2)	1.7	6.8	—	—	—
Loans and financing	24.5	98.6	—	—	—
Financial instruments from acquisition of interests	—	—	—	1.8	4.7
Accounts payable to selling shareholders	29.3	118.0	0.8	14.9	8.1
Other liabilities	0.1	0.6	0.4	5.5	6.4
Total current liabilities	102.4	412.1	57.9	69.7	50.1
Non-current liabilities
Labor and social obligations	0.7	2.8	—	—	—
Lease liabilities(2)	4.7	19.0	—	—	—
Financial instruments from acquisition of interests	8.4	33.9	25.0	11.9	25.4
Provision for legal proceedings	0.1	0.3	0.1	—	—
Deferred income tax	—	—	1.4	0.1	6.2
Accounts payable to selling shareholders	272.5	1,098.3	180.6	43.1	—
Other liabilities	—	0.2	—	—	—
Total non-current liabilities	286.4	1,154.5	207.1	55.0	31.6
Total liabilities	388.8	1,566.6	265.0	124.7	81.7
Equity
Share capital	—	—	—	55.9	48.5
Capital reserve	398.8	1,607.7	1,089.5	160.7	81.9
Earnings reserves	—	—	—	82.0	105.5
Share-based compensation reserve	21.0	84.5	67.4	7.1	5.2
Accumulated losses	(24.2)	(97.4)	(86.7)	—	—
Equity attributable to equity holders of the parent	395.6	1,594.8	1,070.2	305.6	241.1
Non-controlling interests	—	—	(0.3)	0.1	0.1
Total equity	395.6	1,594.8	1,069.9	305.7	241.2
Total liabilities and equity	784.4	3,161.4	1,334.9	430.4	322.9

(1)	For convenience purposes only, amounts in reais as of December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	On January 1, 2019 the Company adopted the new pronouncement of IRFS 16, see note 2.5 to our audited consolidated financial statements.

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow

	For the Year Ended December 31,
	2019	2019	2018	2017	2016
	US$ millions(1)	R$ millions
Adjusted EBITDA(2)	52.0	209.4	142.0	91.1	56.4
Adjusted Net Income(3)	42.1	169.6	112.3	66.6	60.3
Free Cash Flow(4)	(15.3)	(61.7)	55.9	51.3	34.1

(1)	For convenience purposes only, amounts in reais as of December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For a reconciliation between our Adjusted EBITDA and our profit for the year, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation between Adjusted EBITDA and Profit for the Year.”

(3)	For a reconciliation of our Adjusted Net Income, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income from Profit (Loss) for the Year.”

(4)	For a reconciliation of our Free Cash Flow, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Free Cash Flow from Net Cash Flows from Operating Activities.”

Operating Data

ACV Bookings

	As of March 31,
	2020(1)	2020(2)	2019(3)	2018(4)	2017(5)
	US$ (except number of enrolled students)(1)	R$ (except number of enrolled students)	R$ (except number of enrolled students)
Number of enrolled students	n/a	1,362,141	498,553	405,814	322,031
Average ticket per student per year	183.2	738.4	884.3	793.8	711.9
ACV Bookings (in millions)(6)	249.5	1,005.8	440.9	322.1	229.3

(1)	For convenience purposes only, amounts in reais as of March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which we acquired in November 2019.

(3)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 2018 and ending in September 2019).

(4)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 2017 and ending in September 2018).

(5)	For the 2017 school year (which we define for purposes of ACV Bookings as the period starting in October 2016 and ending in September 2017).

(6)	We define ACV Bookings as the revenue we would contractually expect to recognize from a partner school in each school year pursuant to the terms of our contract with such partner school, assuming no further additional or reductions in the number of enrolled students that will access our content at such partner school in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. For more information about ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

As of March 31, 2020, our total number of students enrolled was 1,362,141, our average ticket per student per year was R$738.4 and our total ACV Bookings were R$1,005.8 million.

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA and Adjusted Net Income to our profit (loss) for the years ended December 31, 2019, 2018, 2017 and 2016, our most recent directly comparable financial measures calculated and presented in accordance with IFRS, as well as reconciliations between Free Cash Flow and net cash flows from operating activities for the years ended December 31, 2019, 2018, 2017 and 2016, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation between Adjusted EBITDA and Profit for the Year

	For the Year Ended December 31,
Adjusted EBITDA reconciliation	2019	2019	2018	2017	2016
	US$ millions(1)	R$ millions
Profit (loss) for the year	(2.3)	(9.4)	(82.9)	43.6	74.4
(+/-) Income taxes	(8.2)	(33.1)	(18.0)	22.7	18.4
(+/-) Finance result	24.5	98.8	162.2	7.9	(45.4)
(+) Depreciation and amortization	12.0	48.3	19.6	14.3	5.8
(+) Share of loss of equity-accounted investees	0.4	1.8	0.8	0.7	1.1
(+) Share-based compensation plan	16.6	67.0	60.3	1.9	2.0
(+) M&A expenses(2)	7.2	28.9	—	—	—
(+) Non-recurring expenses(3)	1.8	7.1	—	—	—
Adjusted EBITDA	52.0	209.4	142.0	91.1	56.4

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	M&A expenses corresponds to the non-recurring expenses related to the acquisitions of the year, which was recorded in the statement of operations by Arco of R$28.9 million.

(3)	Non-recurring expenses are related to consulting and legal services for the implementation of SOX.

Reconciliation of Adjusted Net Income from Profit (Loss) for the Year

	For the Year Ended December 31,
Reconciliation of Adjusted Net Income	2019	2019	2018	2017	2016
	US$ millions(1)	R$ millions
Profit (loss) for the year	(2.3)	(9.4)	(82.9)	43.6	74.4
(+) Share-based compensation plan restricted stock units and related payroll taxes (restricted stock units)	16.6	67.0	60.3	1.9	2.0
(+) Amortization of intangible assets from business combinations(2)	5.7	23.1	11.8	9.6	4.4
(+/-) Changes in fair value of derivative instruments(3)	(0.1)	(0.5)	(0.7)	6.7	(31.7)
(+/-) Changes in accounts payable to selling shareholders(4)	22.2	89.4	130.4	—	—
(+) Share of loss of equity-accounted investees	0.4	1.8	0.8	0.7	1.1
(+) Foreign exchange on cash and cash equivalents	0.1	0.6	34.4	—	—
(+) Interest expenses (income), net(5)	10.2	41.2	9.8	11.2	0.1
(+/-) Tax effects(6)	(19.8)	(79.6)	(51.5)	(7.1)	9.9
(+) M&A expenses(7)	7.2	28.9	—	—	—
(+) Non-recurring expenses(8)	1.8	7.1	—	—	—
Adjusted Net Income	42.1	169.6	112.3	66.6	60.3

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement, and (vi) software. For further information, see note 14 to our audited consolidated financial statements.

(3)	Refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs. For further information, see note 23 to our audited consolidated financial statements.

(4)	Refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs. For further information, see note 17 to our audited consolidated financial statements.

(5)	Refers to interest expenses related to accounts payable to selling shareholders from business combinations and investments in associates, net of interest income related to receivables from sale of subsidiary and loans to related parties.

(6)	Refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets. For further information, see note 24 to our audited consolidated financial statements.

(7)	M&A expenses corresponds to the non-recurring expenses related to the acquisitions of the year, which was recorded in the statement of operations by Arco of R$28.9 million.

(8)	Non-recurring expenses are related to consulting and legal services for the implementation of SOX.

Reconciliation of Free Cash Flow from Net Cash Flows from Operating Activities

	For the Year Ended December 31,
Reconciliation of Free Cash Flow	2019	2019	2018	2017	2016
	US$ millions(1)	R$ millions
Net cash flows from operating activities	(1.9)	(7.6)	92.1	62.7	41.2
Acquisition of property and equipment	(2.7)	(11.0)	(6.9)	(5.3)	(1.6)
Acquisition of intangible assets	(10.7)	(43.1)	(29.4)	(6.0)	(5.6)
Free Cash Flow	(15.3)	(61.7)	55.9	51.3	34.1

(1)	For convenience purposes only, amounts in reais for the year ended December 31, 2019 have been translated to U.S. dollars using an exchange rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years. On September 24, 2015, the real fell to its lowest level since the introduction of the currency, at R$4.1945 per US$1.00. Overall in 2015, the real depreciated 47.0%, reaching R$3.9048 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, primarily as a result of Brazil’s political instability, appreciating 16.5% to R$3.2591 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.308 per U.S.$1.00. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. On December 31, 2019, the period-end real/U.S. dollar exchange rate was R$4.031 per U.S.$1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each day during a monthly period and on the last day of each month during an annual period. As of March 30, 2020, the exchange rate for the selling real/dollar exchange rate was R$5.159 to U.S.$1.00, as reported by the Central Bank. The real/dollar exchange rate fluctuates and, therefore, the selling rate at March 31, 2020 may not be indicative of future exchange rates.

Year	Period-End	Average(1)	Low	High
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260

Month	Period-End	Average(2)	Low	High
October 2019	4.004	4.087	3.979	4.174
November 2019	4.224	4.155	3.979	4.260
December 2019	4.031	4.110	4.031	4.226
January 2020	4.269	4.149	4.021	4.269
February 2020	4.499	4.341	4.238	4.499
March 2020 (through March 30, 2020)	5.159	4.869	4.488	5.159

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.

(2)	Represents the average of the exchange rates on the closing of each business day during the month.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

We compete directly with private education platform providers and indirectly with certain traditional educational content providers. Our competitors may begin to offer educational solutions similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, or charge lower fees. To compete effectively, we may be required to reduce our fees that we charge partner schools or increase our operating expenses in order to retain partner schools or attract new schools or to pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that a migration from traditional education content providers to education platform providers will be successful in the future, or that we will be able to compete successfully against our current or future competitors. Moreover, at present, there have been certain isolated cases of market consolidation in the private primary and secondary, or K-12, industry in Brazil. In the event that such industry consolidation intensifies, a trend that has been and is currently taking place in the post-secondary education industry in the country, we may face increasing levels of competition in the markets in which we operate. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease and we may be adversely affected.

We may not be able to update, improve or offer the content of our existing educational platform on a cost-effective basis.

Our educational platform is designed to offer a complete suite of turnkey curriculum solutions intended to prepare the primary and secondary education students at our partner schools to sit the ENADE, which is used by the MEC to evaluate and grade our partner schools and their students, and the ENEM (which is equivalent to the Gaokao in China), for entry into post-secondary educational institutions. To differentiate ourselves and remain competitive, we must continually update our content and develop new educational solutions, including through the adoption of new technological tools to deliver our content. Updates to our current content and the development of new educational solutions may not be readily accepted by our partner schools, their students or by the market. Also, we may not be able to introduce new educational solutions at the same pace as our competitors or at the pace required by the labor market. If we do not adequately modify our educational platform in response to market demand, whether due to financial restrictions, technological changes or otherwise, our ability to attract new schools and retain partner schools may be impaired and we may be materially adversely affected.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of partner schools, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, SAS Plataforma de Educação, or SAS, SAE Digital S.A., or SAE, and International School Serviços de Ensino, Treinamento, Editoração e Franqueadora S.A., or International School, among others, has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of partner schools, which is in turn critical to our business. We rely heavily on the efforts of our sales force and our marketing channels, including online advertising, search engine marketing, social media and word-of-mouth. Failure to maintain and enhance the recognition of our brands could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts and the training of our sales force in recent years, but we cannot assure you that these efforts will be successful. Our ability to attract new partner schools depends not only on investment in our brand, our marketing efforts and the success of our sales force, but also on the perceived value of our services versus competing alternatives among our client base. In addition, a failure by our clients to distinguish between our brands and the different content that they provide may result in a reduction in sales volume and revenue, margins or market share of one of our brands at the expense of the others. If our marketing initiatives are not successful or become less effective, if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, we may not be able to attract new partner schools successfully or efficiently, and our business and results of operations may be materially and adversely affected.

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

We depend on the full and timely payment of the amounts owed to us by partner schools. Our partner schools may face financial difficulties, and in certain cases, insolvency or bankruptcy. An increase in payment delinquency or default by partner schools may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations, and in certain circumstances, we may, at no cost to us, decide to terminate our contracts with such partner schools, increasing our attrition rates. Our allowance for doubtful accounts expenses as a percentage of our net revenue was 3.0%, 2.5% and 2.1% for the years ended December 31, 2019, 2018 and 2017, respectively.

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

We acquire interests in third parties for the expansion, development or commercialization of our products. To date, we have acquired a 25% interest in WPensar S.A., or WPensar, a company engaged in the development and licensing of school management systems software, and expect to acquire the remaining 75% of its outstanding share capital by September 2020. We have also acquired an 48.04% interest in Geekie Desenvolvimento de Softwares S.A., or Geekie, a company that provides adaptive assessment and learning products, as well as develop and license educational software, with an option to acquire the remaining 51.76% of its outstanding share capital in May 2022. We do not currently have a controlling interest in these companies and any disagreements or disputes with these or other companies where we have a minority interest could adversely affect our ability to develop and commercialize our products and in turn, our financial condition and results of operations. To date, we have not directly implemented the technologies related to these investments in our educational platform, but we may do so in the future. The failure to continue any investment arrangement or to resolve disagreements with current or future companies where we have a minority interest could materially and adversely affect our ability to transact the business that is the subject of such investment arrangement, which would in turn negatively affect our financial condition and results of operations.

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

In order for us to successfully compete and grow and increase the number of partner schools, we must attract, recruit, retain and develop the necessary personnel who can provide the required expertise across the entire spectrum of our high quality educational content needs, including with respect to sales and marketing. While a number of our key personnel have substantial experience with our operations, we must also develop succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. In particular, we may not achieve anticipated revenue growth from expanding our sales and marketing teams if we are unable to attract, develop and retain qualified sales and marketing personnel in the future.

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

Brazil has a series of strict consumer protection laws, referred to collectively as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. Although we are a business-to-business-to-consumer, or B2B2C, business, some parents may allege that we are directly liable for any problems in our solution and try to assess us based upon the Consumer Protection Code.

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

We recently engaged a third-party consultant to conduct a risk and vulnerability assessment of our cybersecurity infrastructure. The third-party report made the following key recommendations: (1) establish asset controls and create application lists to monitor and mitigate malware infection risk; (2) establish data-loss prevention measures for our hardware and servers; (3) develop a model to access and manage data through automation and controls of user profile information; (4) build an audit and event-log infrastructure throughout our software platforms to help us monitor potential cybersecurity breaches; (5) introduce scheduled routine infrastructure intrusion tests to verify the adequacy of our systems; (6) create background procedures to protect secure access to our video applications; and (7) establish a cybersecurity training and awareness program for our employees. We are currently implementing the recommendations and intend to conclude their implementation by the second half of 2020.

Our revenue derives from the contract fees per student that we generate from the sales of our educational content to our partner schools. Any disruption in our relationship with our partner schools may materially adversely affect us.

Our network of partner schools to which we make available our educational platform and to which we supply the related educational materials comprises 5,414 partner schools as of March 31, 2020. Our net revenue was R$572.8 million and R$381.0 million for the years ended December 31, 2019 and 2018. We typically enter into contracts with our partner schools for three-year terms, which contemplate penalties ranging between 20% and 100% of the remaining total value of the contract in the event of termination. In addition, we also rely in part on existing partner school referrals to attract new partner schools. Accordingly, maintaining a good relationship with our partner schools and developing new relationships and expanding our network of partner schools are essential to the success of our business. We may also not be able to renew our contracts with our partner schools, including as a result of new leadership in our partner schools deciding to discontinue the use or expansion of our educational platform in their curriculum. Any deterioration in our relationship with our partner schools, and any early termination of, or a failure to renew, our contracts with our partner schools may harm our image, impair our ability to pursue our growth strategy, and materially adversely affect our business, our operating and financial results and our cash flows.

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

Our primary source of income is the payments we receive from our partner schools in connection with the contract fees per student that we charge them to use our educational platform. For the year ended December 31, 2019, operation, sales and corporate personnel expenses represented 30.1% and third-party services expenses represented 8.5% of our total costs and expenses for the period. Personnel costs are adjusted periodically using indices that reflect changes in inflation levels. Personnel costs are also adjusted annually as a result of customary annual employee salary adjustments in line with inflation. If we are not able to transfer any increases in our costs to partner schools by increasing the contract fees per student that we charge them, our operating results may be adversely affected.

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

In addition, our partner schools and their students are regularly evaluated and graded by the MEC. If our partner schools’ campuses, programs or students receive lower scores from the MEC than in previous years in any of their evaluations, including the IDEB and the ENEM, or if there is a decline in our partner schools students’ acceptance rates at prestigious post-secondary schools, we may be adversely affected by perceptions of decreased educational quality of our educational platform, which may negatively affect our reputation and, consequently, our results of operations and financial condition.

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

The educational materials we provide are a combination of content developed by our internal production team and content purchased from certain publishers in our market. Our editorial team is responsible for producing our materials, working in conjunction with our EdTech team to implement additional features and technology delivery. Our content production process requires significant coordination among different teams as well as qualified personnel with appropriate skill sets to ensure the quality of our pedagogical content is maintained. We may not be able to retain, recruit or train qualified employees or obtain pedagogical content that meets our standards. Delays in the delivery of content purchased from authors may have a severe impact on our annual content creation schedule. Additionally, a shortage of qualified editors, employees, publishers or suitable purchased content or a decrease in the quality of produced or purchased content, whether actual or perceived, or a significant increase in the cost to engage or retain qualified personnel or acquire content, would have a material adverse effect on our business, financial condition and results of operations.

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

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of December 31, 2019, we did not have issued patents or patent applications pending in or outside Brazil. We are party to approximately 1,984 agreements with third-party authors with respect to educational content, for indefinite terms. We own 148 trademark registrations in Brazil, 2 in Argentina, 2 in Bolivia, 1 in Chile, 2 in Ecuador, 2 in Paraguay, 1 in Peru and 1 in Uruguay. As of December 31, 2019, we owned 112 registered domain names in Brazil. We also have a number of pending trademark applications in Brazil, the U.S. and Venezuela (111 in Brazil, 3 in the U.S. and 2 in Venezuela, as of December 31, 2019) and unregistered trademarks that we use to promote our brand. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “Arco Educação” trademark application may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate or otherwise violate our patents, copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

We will be subject to risks related to non-compliance with the Brazilian General Data Protection Law (“LGPD”) and may be adversely affected by the application of penalties, including pecuniary sanctions.

On August 14, 2018, Law No. 13,709 of August 14, 2018 was enacted, as amended, or the General Personal Data Protection Law, which will come fully into effect in August 2020 and will bring major changes to the personal data protection system in Brazil.

The LGPD establishes a new legal framework to be observed by individuals and legal entities, detailing rules for the collection, production, reception, classification, use, access, reproduction, transmission, distribution, processing, filing, storage, elimination, evaluation or information control, modification, communication, transfer, dissemination, or extraction of personal data and provides, among others, for the rights of the holders of personal data, the legal bases applicable to the protection of personal data, the requirements for obtaining consent, the obligations and penalties.

If we do not comply with the LGPD, we will be subject, in sole or cumulatively, to the administrative sanctions applicable by the National Data Protection Authority – ANPD of warning, obligation of disclosure of incident, blocking and/or elimination of personal data, a fine of up to 2% of its revenues (or of its group or conglomerate in Brazil) calculated in the most recent fiscal year, excluding taxes, up to the global amount of R$50,000,000.00 per violation, and a daily fine, observing the global limit of R$50,000,000.00.

Failure to protect the personal data processed by us, as well as failure to comply with the applicable legislation, may result in high fines, disclosure of the incident to the market, temporary block and/or deletion of the personal data from our database, without eliminating the possibility of civil and criminal sanctions, which may adversely affect our reputation, financial condition and results of operations.

Cybersecurity incidents, including attacks on the infrastructure necessary to maintain the our IT systems, may result in financial losses and damage to our reputation.

Cybersecurity incidents may result in the misappropriation of our information and/or customer information or in ineffective time on its servers or operations, which may affect us materially and adversely. Any losses of intellectual property, trade secrets or other sensitive business information or the interruption of its operations could adversely affect the our financial results.

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

We control a number of subsidiary companies in Brazil that carry out our business activities. Our ability to comply with our financial obligations and to pay future dividends, if any, to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay future dividends or interest on shareholders’ equity, if any, to our shareholders, or that the Brazilian federal government will not impose legal restrictions or tax payments on dividend distributions by our subsidiaries.

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

We operate in markets that are dependent on Information Technology, or IT, systems and technological change. Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact our revenues and reputation.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses as of December 31, 2018, as described below. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified as of December 31, 2018 are related to (i) insufficient accounting resources and processes to fully comply with reporting and compliance requirements of IFRS and the SEC, and (ii) general IT controls that make us continue using of manual processes as a result of the implementation and monitoring of controls in our enterprise resource planning (ERP) system. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 and has concluded that the Company did not maintain effective internal controls over general IT regarding their enterprise resource planning systems (ERP) as of December 31, 2019. This is the same material weakness previously identified in the Company’s 2018 Annual Report on Form 20-F filed on April 17, 2019. The material weakness related to IFRS was fully remediated and is no longer identified as a material weakness for the year ended December 31, 2019.

With regards to the material weakness related to general IT controls, we have made changes and implemented enhanced controls over IT systems, hired experienced personnel to our IT team, effected policies and procedures through 2019 and expect to conclude the proposed remediation plan during 2020. Other additional measures are already being adopted, in connection with a project to prepare the company for the upcoming reporting under Section 404 of the Sarbanes-Oxley Act in 2020, and will be worked extensively through 2020. However, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal controls over financial reporting.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls over financial reporting and disclosure controls and procedures. Testing of our internal controls may reveal deficiencies that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. We expect to incur additional accounting and auditing expenses and to spend significant management time in complying with these requirements. If we are not able to comply with these requirements in a timely manner, or if we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or FINRA, or other regulatory authorities.

Our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as our independent registered public accounting firm will be required to do once we cease to be an emerging growth company. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control weaknesses may have been identified.

In addition, these new obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operation results.

Our operations and results may be negatively impacted by the coronavirus (COVID-19) outbreak.

Since December 2019, a novel strain of coronavirus (COVID-19) has spread in over 150 countries, including China, Italy, U.S. and Brazil. Such events have adversely impacted regional economies and we expect that such events will cause disruption of regional or global economic activity, which could reduce the number of schools and students that use our products and materially and adversely affect our operations and financial results. In addition, such events are causing the closing of schools and could cause the closing or reduction in production of our materials provided by third parties and stoppage or closing of transportation companies for undetermined periods, which could also materially and adversely affect our operation and financial results.

The extent to which the coronavirus (COVID-19) impacts our financial results and operations will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the impact of the coronavirus (COVID-19) pandemic. Based on future developments of the coronavirus (COVID-19), it is possible the we may, in the future, be required to take actions or steps in relation to our business that could have a disruptive or a material and adverse effect on our business.

Certain Factors Relating to the Positivo Acquisition

We may not realize all the benefits and synergies anticipated from the Positivo Acquisition, which could adversely affect the price of our Class A common shares.

The Positivo Acquisition is our largest acquisition to date. The anticipated benefits and synergies from the Positivo Acquisition are, necessarily, based on projections and assumptions of expert advisers hired by us about the combined businesses of Arco and Positivo, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the anticipated benefits will depend on our ability to successfully and efficiently integrate the business and operations of Positivo with our business and achieve the expected synergies. We may encounter significant challenges with successfully integrating and recognizing the anticipated benefits of the Positivo Acquisition, including the following:

•	potential disruption of, or reduced growth in, our historical core businesses, due to diversion of management attention and uncertainty with Positivo’s current partner schools and supplier relationships;

•	coordinating and integrating research and development teams across technologies and products to enhance product development while reducing costs;

•	consolidating and integrating corporate, information technology, finance and administrative infrastructures, and integrating and harmonizing business and other back-office systems, which may be more difficult than anticipated, in particular because Positivo shares back-office systems with the Positivo Group through a shared-services center;

•	coordinating sales and marketing efforts to effectively position our capabilities and the direction of product development;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining Positivo’s business with our business;

•	difficulties in effectively execute the plan for the integration of the two companies;

•	the increased scale and complexity of our operations resulting from the Positivo Acquisition;

•	retaining key employees, suppliers and other partners of Positivo;

•	obligations that we will have to counterparties of Positivo that arise as a result of the change in control of Positivo;

•	difficulties in anticipating and responding to actions that may be taken by competitors in response to the transaction;

•	issues that may arise as a result of the public in general not being able to distinguish the business acquired by us, which continues to use the trademark “Positivo,” and the businesses of Positivo Group, such as post-secondary education and the operation of physical schools, which also continues to use the trademark “Positivo;”

•	potential labor, civil and tax liabilities arising from the corporate reorganization of the Positivo Group in 2018 to segregate the Positivo business from the other businesses of the Positivo Group, such as post-secondary education and the operation of physical schools; and

•	the assumption of and exposure to unknown or contingent liabilities of Positivo.

If we do not successfully manage these issues and the other challenges inherent in integrating an acquired business of the scale of Positivo, then we may not achieve the anticipated benefits of the Positivo Acquisition, we could incur unanticipated expenses and charges and our operating results and the value of our Class A common shares could be materially and adversely affected. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisitions—Acquisitions of Positivo Soluções Didáticas” for further information.

Uncertainty about the Positivo Acquisition may adversely affect our relationships with customers and employees, which could negatively affect our business.

The Positivo Acquisition may cause uncertainties in our relationships with our partner schools, which could impair our ability to or expand our historical partner school sales growth. Furthermore, uncertainties about the Positivo Acquisition may cause our current and prospective employees to experience uncertainty about their future with us. These uncertainties may impair our ability to retain, recruit or motivate key employees, which could affect our business. Additionally, the Positivo Acquisition could adversely affect our relationship with customers and employees, since the general public might not be able to distinguish the business acquired by us, which will continue to use the trademark “Positivo,” and the Positivo Group. Legal proceedings (including criminal charges, civil or administrative proceedings) involving, as well as acts of, Positivo Group or any of its employees could cause damage to “Positivo Group” which may be erroneously associated to “Positivo” and may adversely affect our B2B2C base.

The use of cash on hand to finance the Positivo Acquisition will reduce our liquidity.

We will fund the remaining payments related to the Positivo Acquisition with cash on hand. This in turn will reduce our liquidity, thereby reducing the availability of our cash flow for working capital, dividend and capital expenditure needs or to pursue other potential strategic plans.

Positivo relies significantly on a key supplier for the printing of its educational materials.

Positivo currently relies significantly on a key supplier, Posigraf, a Positivo Group company that we did not acquire as part of the Positivo Acquisition, for the printing of its educational content. In the event that Posigraf ceases operations or otherwise ceases to do business with Positivo, or to the extent there are any disruptions in Positivo’s relationship with Posigraf or any delays or interruptions by Posigraf in the printing of the educational content of Positivo, it may take a substantial amount of time and expense for Positivo to secure substitute suppliers, and it may harm Positivo’s ability to deliver its printed educational content to its partner schools in a timely manner. This could hurt Positivo’s relationships with its partner schools, prevent Positivo from acquiring new partner schools, and harm Positivo’s reputation and business, which in turn, would harm our business and could adversely affect our financial conditions or results of operations.

Certain Factors Relating to Brazil

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political, regulatory, legal and economic conditions could harm us and the price of our Class A common shares.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future, and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	the regulatory framework governing the educational industry;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices, including prices of paper and ink;

•	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in primary and secondary education in the future; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results, and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Brazilian Macroeconomic Environment.”

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, our results of operations and the price of our Class A common shares.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 4.3%, 3.7% and 2.9% in 2019, 2018 and 2017, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.00% as of December 31, 2017 to 4.50% as of December 31, 2019, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM). Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.9048 per U.S. dollar on December 31, 2015 and R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.03% increase in the real against the U.S. dollar during 2018. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with contractions of 3.8% in 2015 and 3.3% in 2016, followed by a growth of 1.3% in 2017 and a growth of 1.3% in 2018. In 2019, the Brazilian GDP grew by 1.1%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally left the European Union on January 31, 2020, at which point a transition period begun. The United Kingdom is expected to continue to follow certain European Union rules during the transition period; however, the ongoing process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during the transitional period or more permanently. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. On December 11, 2019, Standard & Poor’s revised the outlook on Brazil’s credit rating to positive from stable, which reflects the agency’s expectations that the Brazilian government will be able to continue the implementation of measures to reduce the fiscal deficit.

•	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s maintained Brazil’s credit rating at Ba2 but revised outlook from negative to stable, which it maintained in September 2018, citing expectations of further cuts to government spending.

•	Fitch initially downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook in December 2015, citing the rapid expansion of the country’s rapidly expanding budget deficit and the worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019.

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

Certain Factors Relating to Our Class A Common Shares

The Founding Shareholders, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents 91% of the voting power of our issued share capital, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2019, Oto Brasil de Sá Cavalcante, Margarida Maria Porto Soares de Sá Cavalcante, Ari de Sá Cavalcante Neto, Mariana Magalhães de Sá Cavalcante, Patrícia Soares de Sá Cavalcante, Paula Soares de Sá Cavalcante and Luciana Soares de Sá Cavalcante Moraes, or the Founding Shareholders, control our company and do not hold any of our Class A common shares, but beneficially own 50.4% of our issued share capital through their beneficial ownership of all of our outstanding Class B common shares, and consequently, 91% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, the Founding Shareholders will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. They will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, the Founding Shareholders may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. The Founding Shareholders’ decisions on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They are able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

As long as the Founding Shareholders continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control our decisions. For example, if our Class B common shares amounted to 15% of our outstanding common shares, beneficial owners of our Class B common shares (consisting of the Founding Shareholders), would collectively control 63.8% of the voting power of our outstanding common shares. If the Founding Shareholders sell or transfer any of their Class B common shares, they will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if the Founding Shareholders sell or transfer them means that the Founding Shareholders will in many situations continue to control a majority of the combined voting power of our outstanding share capital, due to the voting rights of any Class B common shares that they retain. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Item 10. Additional Information—B. Memorandum and articles of association.”

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

The trading market for our Class A common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and trading volume to decline.

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

Our dual class capital structure means our shares are not included in certain indices. We cannot predict the impact this may have on our share price.

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock, such as ours, from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure is not eligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with the Founding Shareholders; this will limit or preclude your ability to influence corporate matters.

Each Class A common share, entitles its holder to one vote per share, and each Class B common share will entitle its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (composed of the Founding Shareholders) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Arco (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure that such holder may maintain a proportional ownership interest in Arco pursuant to our Articles of Association).

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

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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

The Economic Substance law of the Cayman Islands may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Law (2020 Revision), or the Cayman Economic Substance Law. We are required to comply with the Cayman Economic Substance Law. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Law. As it is a new regime, it is anticipated that the Cayman Economic Substance Law will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Law. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Law.

European Union Tax Decisions.

On February 18, 2020, it was announced that the Cayman Islands has been placed on the list of noncooperative jurisdictions published by the European Union, or EU, for tax purposes. The Cayman Islands government issued a press release on February 18, 2020 affirming that the jurisdiction introduced appropriate legislative changes on February 7, 2020 relating to the EU’s criteria, but that the listing appears to stem from such legislation not being enacted by February 4, 2020, which was the date of the EU’s Code of Conduct Group meeting to advise the EU Finance Ministers prior to the Finance Ministers’ decision regarding the listing on February 18, 2020. The Cayman Islands government press release states that the Cayman Islands remains fully committed to cooperating with the EU, and will continue to constructively engage with them with the view to be delisted as soon as possible. It is unclear as to whether the Cayman Islands being placed on such list will have a significant, or any, effect on us.

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

We were founded in 2004. However, our history goes back to 1941, when the grandfather of our CEO and founder, Ari de Sá Cavalcante Neto, acquired a small school in downtown Fortaleza. Over decades, the school grew into a large educational group with several branches providing K-12 education to over 7,000 students becoming recognized by its quality nationally and for successfully preparing students for the most rigorous national and international college admission exams for admission into institutions such as Massachusetts Institute of Technology, Stanford University and Princeton University, and national and international science competitions such as the International Physics Olympiad (IPhO), the International Mathematical Olympiad (IMO) and the International Chemistry Olympiad (IChO).

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

With an asset-light and highly-scalable business model that emphasizes operating efficiency and profitability, we were able to grow the number of students served at a 55% CAGR since 2006, reaching a total of 1,362,141 students served in 2020, combining organic growth, strategic investments and acquisitions to grow our K-12 education exposure. These initiatives have helped us identify new business potential to enhance our overall growth prospects, such as education IT systems (WPensar and EEM Licenciamento de Programas Educacionais S.A., or EEM), supplemental instruction content (International School, PES, Nave à Vela Editora e Comercializadora de Materiais Educacionais S.A. (formerly Nave à Vela Ltda.), or NAV, and Pleno) and digital-native content platform (Geekie).

On September 25, 2018, the registration statement on Form F-1 (File No 333-7007) relating to our initial public offering of our class A common shares was declared effective by the SEC. On September 25, 2018, we commenced our initial public offering. On September 28, 2018, we closed our initial public offering, pursuant to which we issued and sold 12,777,777 Class A common shares for an aggregate price of U.S.$223,611,098 (R$895.2 million).

On October 29, 2019, we completed a follow-on public offering, consisting of 3,450,656 Class A common shares issued and sold by us, and 4,268,847 Class A common shares sold by certain selling shareholders. The public offering price was US$43.00 per Class A common share. We received net proceeds of US$143.9 million, after deducting US$3.7 million in underwriting discounts and commissions. On November 26, 2019, an additional 661,112 Class A common shares were sold by General Atlantic Arco (Bermuda), L.P. following the exercise by the underwriters of their option to purchase additional shares.

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

Acquisitions

Acquisition of Positivo Soluções Didáticas

On May 7, 2019, we entered into a purchase agreement with the shareholders of Positivo to acquire the entire share capital of Positivo, one of the largest K-12 content providers to private schools in Brazil, and other companies of the Positivo Group (as defined below), or Positivo Acquisition. Positivo is part of a group founded in 1972 in Curitiba by a group of teachers as a preparatory course focused on preparing students for admission exams to universities in the state of Paraná, or Positivo Group. The preparatory course reached 2,300 enrolled students in the first year of operation and its success led the group to quickly open new schools for all K-12 grades under the brand Colégio Positivo. In a short period of time, the proprietary content and methodology developed and used by Colégio Positivo schools achieved significant recognition among teachers, parents and students. The high quality content and its dynamic approach led to the foundation of Positivo in 1979, allowing the Positivo brand to expand far beyond the reach of Colégio Positivo, being adopted by third-party schools in several cities of the state of Paraná and other Brazilian states.

With over 40 years of brand legacy, Positivo evolved to become a leading content providing platform that transforms the lives of over 710,000 students in nearly 3,700 private schools across all Brazilian states. This is a vibrant ecosystem with several opportunities to effectively address the needs of parents, students, teachers and school owners. Positivo is focused on building long-term relationships with partner schools and this approach is an important factor to its success, proven by the fact that more than 50% of its client base has over ten years of relationship.

This carve-out acquisition encompasses only the private school learning systems and does not include the other assets of the Positivo Group, such as the public school learning system, the printing company, the Universidade Positivo post-secondary education business, and the Colégio Positivo proprietary schools. The Positivo Acquisition was consummated on November 1, 2019. The agreed purchase price was R$1,684.8 million (equity value), of which (i) 50% was paid in cash on the transaction closing date, and (ii) the remaining 50% will be paid in four installments as follows: (1) 10% to be paid in cash in each of 2021 and 2022, and (2) 15% to be paid in cash in each of 2023 and 2024, all as adjusted by the CDI rate (Brazilian interest rates).

The Positivo Acquisition allowed us to increase our student base twofold, reaching over 1.2 million students in 2019. In addition, it allowed us to accelerate our growth with the same B2B2C business model, with predictable subscription-based revenue, high operating leverage and cash flow conversion while remaining asset-light. By adding complementary assets, Positivo also enables us to broaden our product offerings and expand our footprint. Positivo comprises two different brands with reciprocal business profiles: (i) Sistema de Ensino Positivo, or SPE, an educational solution consisting of content, technology and services provided to private schools serving upper-middle-income students; and (ii) Conquista Solução Educacional, or Conquista, which is focused on private schools serving lower-middle income students. Together, SPE and Conquista enhance our Core Curriculum offering, allowing us to reach a larger base of schools at different price points. In addition, Positivo also owns Positivo English Solution, or PES, an affordably priced second-language-offering that enhances our Supplemental Solutions.

Positivo has a strong presence in the South and Southeast regions of Brazil, with relatively low geographic overlap with our student base. The acquisition will also allow us to add opportunities through our scale and technology, strengthening our capacity to invest in high quality content and technology and enabling us to enhance our student base experience and academic outcomes through technology improvements and our cross-selling capabilities.

Acquisition of EEM

On April 29, 2019, we entered in an agreement to acquire all the shares of EEM Licenciamento de Programas Educacionais S.A., or EEM, hereinafter referred to as the EEM Acquisition, an app developer with more than 600,000 enrolled students at more than 1,000 schools that enhances communication between schools and parents by providing chat-based interactions, location-based identifications, Net Promoter Scores, or NPS, tool to assess parent’s satisfaction and pilot project related to payments. The purchase consideration transferred was R$18.3 million. The amount of R$16.1 million was paid on the closing date, the amount of R$0.3 million was paid on June 29, 2019, and the deferred payment in the amount of R$1.9 million, which has been retained for a period of two years as guarantee for the payment of any contingent liabilities, will be released in accordance with the provisions of the agreement. Any remaining balance will be transferred to the former owners of the acquired entity. For further information, see note 4a to our audited consolidated financial statements.

Acquisition of NAV

In May 2019, we acquired a 13.2% interest in the share capital of Nave à Vela Editora e Comercializadora de Materiais Educacionais S.A. (formerly Nave à Vela Ltda), or NAV, a developer of competence-based learning content present in more than 50 schools and reaching 16,000 students, according to NAV’s website, for the total subscription price of R$4.2 million, hereinafter referred to as the NAV Acquisition. Pursuant to the investment and share purchase agreement, we have agreed to acquire the remaining 86.8% of the outstanding share capital of NAV in three tranches, as follows: (i) Tranche 1, corresponding to 37.8% of the outstanding share capital of NAV, which we acquired on October 29, 2019, for the amount of R$21.1 million, (ii) Tranche 2, corresponding to 24% of the outstanding share capital of NAV, which we intend to acquire on February 15, 2021, for the amount of R$20 million, and (iii) Tranche 3, corresponding to 25% of the outstanding share capital of NAV, which we intend to acquire on February 15, 2022. For further information, see note 4b to our audited consolidated financial statements.

NAV enhances our Supplemental Solutions offering and the cross-selling capacity of our Core Curriculum offering through a competence-based curriculum to address 21st century skills. The EEM Acquisition and NAV Acquisition provide us with new capabilities that further increases our value proposition to partner schools, parents and students, and also allows us to access each acquisition’s network of schools. Through projects, problem solving and technology, NAV helps students develop transferable skills, such as critical and creative thinking, and communication skills.

Acquisition of Geekie

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

On September 20, 2019, we acquired an additional 0.96% interest in the share capital of Geekie through a capital increase of R$1.2 million. On October 14, 2019, we acquired an additional 1.92% interest in the share capital of Geekie through a capital increase of R$2.5 million, increasing our total interest to 10.92%. In addition, on October 25, 2019, we acquired an additional 18.44% interest in the share capital of Geekie from a minority shareholder for the amount of R$21.9 million, increasing our total interest to 29.36%. On November 15, 2019, we acquired an additional 1.17% interest in the share capital of Geekie through a capital increase of R$2.0 million, increasing our total interest to 30.53%. In December 2019, we acquired an additional 7.00% interest in the share capital of Geekie through a capital increase of R$4.3 and the purchase of minority shareholders for R$5.8 increasing its total interest to 37.53% as of December 31, 2019. Finally, on March 4, 2020, we acquired an additional 10.51% interest in Geekie’s share capital from minority shareholders for R$12.7 increasing our total interest to 48.04%. As of the date of this annual report, we do not exercise control over the Geekie’s operations.

As of the date of this annual report, discussions with the other Geekie shareholders are ongoing in connection with the acquisition of additional interests and additional capital increases in Geekie. For further information, see note 11 to our audited consolidated financial statements.

Acquisition of SAE

In June 2016, we acquired a 70% interest in the share capital of SAE. In October 2017, we acquired the remaining 30% in the share capital of SAE. As of December 31, 2019, we held a 100% interest in the share capital of SAE. The investment in SAE added a new platform for the Company’s Core segment with a different pedagogical approach and different pricing point. This acquisition enabled the Company to serve a broader range of schools, allowing us to maximize our market reach and penetration. Thus, with the SAE solution, the Company started to offer a basic subscription solution focused on upper middle income private schools.

Acquisition of International School

In December 2015 and January 2017, our subsidiary EAS Educação (at the time, SAS Educação S.A.), or EAS Brazil, acquired 40% and 11.48% interests, respectively, in the share capital of International School from Mr. Ulisses Borges Cardinot, pursuant to an investment and other covenants agreement (Contrato de Investimento e Outras Avenças) dated December 21, 2015 (as amended on January 28, 2016 and January 23, 2017), or the Investment Agreement. Mr. Cardinot is currently the chief executive officer of International School pursuant to a shareholders’ agreement between Mr. Cardinot and EAS Brazil.

The Investment Agreement contains certain contractual arrangements for the acquisition by EAS Brazil of the remaining 48.52% interest in the share capital of International School held by Mr. Cardinot, or the Remaining Interest, divided in two steps: (1) 25% of the share capital between January 1, 2020 and April 30, 2020 at a purchase price equal to the product of 30% and 10 times the accounting EBITDA of International School for the 2019 school year (twelve-month period between October and September) (subject to certain adjustments); and (2) 23.52% of the share capital between January 1, 2021 and April 30, 2021 at a purchase price equal to the product of 30% and 10 times the accounting EBITDA (as defined in the Investment Agreement) of International School for the 2020 school year (subject to certain adjustments). In addition, Mr. Cardinot may elect to allocate up to 50% of the total purchase price to subscribe for EAS Brazil shares (which would be valued at the product of 30% and 10 times the accounting EBITDA of EAS Brazil (subject to certain adjustments) for the applicable school year). See note 4e to our audited consolidated financial statements.

Pursuant to the Investment Agreement, upon the approval of an initial public offering of EAS Brazil (1) certain contractual arrangements for the acquisition by EAS Brazil of the Remaining Interest are accelerated; and (2) Mr. Cardinot’s option to allocate up to 50% of the total purchase price to subscribe for EAS Brazil shares must be exercised by Mr. Cardinot at the shareholder meeting approving an initial public offering by EAS Brazil. We recognized a financial liability as of December 31, 2019 in the amount of R$297,722 million, which represented the present value of the estimated amount payable to Mr. Cardinot. This financial liability may vary in subsequent financial periods and depending on the final basis for calculation of the purchase price of the Remaining Interest and it will be updated accordingly in our financial statements for future financial periods. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.” for more information on this matter.

Acquisition of Content Providers

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

Acquisition of WPensar

In April 2015, we acquired a 25% interest in WPensar, a company that develops and licenses school management systems software. Pursuant to the shareholder agreement entered into in connection with the acquisition and further amended by the parties on March 7, 2020, we expect to acquire the remaining 75% of its outstanding share capital by September 2020 in cash. For further information, see note 11 to our audited consolidated financial statements.

Investments in Pleno

In 2019, we started investing in a social-emotional supplemental solution called Pleno, developed to meet schools’ demand for a product that goes beyond the student’s cognitive development. Through the same B2B2C business model and integrated with the K-12 curriculum, Pleno helps students to develop competencies and skills, such as self and social-awareness, design thinking and entrepreneurship.

Corporate Information

Our principal executive offices are located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil. Our telephone number at this address is +55 (11) 3047-2655.

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

Our mission is to transform the way students learn by delivering high quality education at scale through technology to K-12 schools.

We provide a complete pedagogical system with technology-enabled features to deliver educational content to private schools in Brazil. Our turnkey curriculum solutions provide educational content in both printed and digital formats delivered through our platform to improve the learning process.

Our network as of March 31, 2020 consisted of 5,414 partner schools (being 3,736 partner schools of Positivo), compared to 1,464 schools as of March 31, 2019, 1,140 schools as of March 31, 2018 and 835 schools as of March 31, 2017, representing annual growth rates of 269.8%, 28.4% and 36.5%, respectively. We had 1,362,141 enrolled students across all Brazilian states as of March 31, 2020 (being 710,705 enrolled students of Positivo), compared to 498,553 enrolled students as of March 31, 2019, 405,814 as of March 31, 2018 and 322,031 as of March 31, 2017, representing annual growth rates of 173.2%, 22.9% and 26.0%, respectively.

We have an asset-light, highly-scalable business model that emphasizes operational efficiency and profitability. We operate through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which we provide educational content in printed and digital format to private schools. Our revenue is driven by the number of enrolled students at each customer using the solutions and the agreed-upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, we benefit from high visibility in our net revenue and operating margin, which we calculate by dividing our operating profit by net revenue over a given period. Our annual retention rate was 93% in 2019 and 95% in 2018 and 2017, which makes our recurring revenue base highly stable.

Our business model has allowed us to grow and achieve profitability since our founding. Our net revenue totaled R$572.8 million, R$381.0 million and R$244.4 million in 2019, 2018 and 2017, respectively, representing annual growth rates of 50.3% and 55.9% in 2019 and 2018, respectively. We generated operating profit of R$58.1 million, R$62.1 million and R$74.9 million in 2019, 2018 and 2017, respectively. We had a loss of R$9.4 million in 2019, a loss of R$82.9 million in 2018, and a profit of R$43.6 million in 2017, respectively. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 5.6%, 9.6% and 12.0% of our ACV in 2019, 2018 and 2017, respectively.

Combined ACV Bookings for the core curriculum and supplemental solution totaled R$1,005.8 million for the 2020 school year. Together, Positivo’s combined ACV Bookings for the 2020 school year plus Arco’s combined ACV Bookings for the 2020 school year result in a 4% ACV market share of the total addressable market, which includes after-school education and the potential market for private K-12 learning systems and textbooks in Brazil, based on EY-Parthenon’s assessment of the private K-12 learning systems market. In addressing the core solutions market, Positivo’s combined ACV Bookings for the 2020 school year plus Arco’s Core Solutions ACV Bookings for the 2020 school year result in an 12% core solutions market share, which includes the potential market for private K-12 learning systems and textbooks in Brazil, based on EY-Parthenon’s assessment of the private K-12 learning systems market.

We believe that the quality of our platform, together with the credibility of our client base and the strong reputation of our brand, has driven our significant growth, allowing us to quickly and efficiently expand our footprint in Brazil since our founding. As of December 31, 2018, 490 (or 10%) of our partner schools ranked as one of the top three schools of their respective cities, according to the ENEM, the principal national standardized test for university entrance in Brazil. Furthermore, Arco’s schools are among the top 10 in 13 out of 27 Brazilian states according to ENEM results as of December 31, 2018, and Arco has the highest penetration among top 10 performing schools according to rankings based on data from the Brazilian Ministry of Education and our existing partner schools.

Context

The 21st century has been characterized by rapid and accelerating technological innovation, with students at the forefront of the adoption of new technologies. We believe that we can deliver a more effective, personal, engaging and enjoyable learning experience for students by combining high quality proprietary content and software applications in our simple, integrated, and personalized educational platform. We aim to move beyond traditional educational models used by schools by empowering educators, school administrators and students to achieve their highest potential through our educational platform.

We founded our company with the aim of creating high quality products that simplify learning and make the education process more efficient. Traditionally, school administrators required a multitude of vendors for developing content, engaging in teacher training, and commercializing and managing K-12 education. Simultaneously, students acquired educational content through textbooks from various publishers across retail channels. Our platform aims to replace this multitude of third-party educational providers with a streamlined, one-stop solution that delivers high quality education at scale.

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

Underlying Trends

We believe that the strength of our business and growth prospects is supported by strong underlying market and industry trends, including:

Demand for quality education is driving a shift from public to private K-12 education

A wide gap in the quality of education exists between public and private K-12 institutions in Brazil, and within the private school market itself. Test performance is significantly better in private primary and secondary education, as illustrated by the average quality index differential of the primary and IDEB. As of December 31, 2017, private K-12 education schools had an average education quality index score 47% higher than that of public primary and secondary schools across all school years according to the IDEB quality index differential. As a result, over the last nine years, student enrollments in private K-12 institutions have increased 18.2%, from 6.9 million in 2010 to 8.2 million in 2019.

Technological innovation is driving enhancements in private K-12 education

In a 2019 survey conducted by FGV, the number of smartphones in Brazil was expected to reach 230 million by May 2019, or approximately 1.6 smartphone devices per Brazilian. Brazil is a mass adopter of disruptive technological innovations in a number of areas, and it is among the five largest markets for Waze®, the digital traffic map application for Android® and iOS®, with São Paulo serving as its largest city in terms of number of users, according to an April 2019 article in Época Negócios, a Brazilian financial magazine. Brazil is also the second-largest market in the world for Instagram® in terms of number of users according to a May 2019 article in Exame, a Brazilian business magazine, and one the most popular destinations for Airbnb®, with Rio de Janeiro ranking fifth behind Moscow, New York City, Paris and London, according to an August 2018 article in Época Negócios.

We believe that this digital transition can provide significant benefits, and opportunities for, education service and content providers, such as:

•	revenue diversification, by means of technological developments in education platforms, such as new tools or capabilities, may be sold for different purposes and to different consumers;

•	customization enabled by technology and tied to a soft adaptation, which allows for distribution to different customers and a scaling by companies that offer different solutions; and

•	margin gains, given a lower cost per student and a larger consumer base that is accessible through technological developments.

Technology has created opportunities to make learning more affordable, accessible, flexible, personal and effective. Classroom instruction and delivery models are changing and are likely to have a substantial impact on the industry.

Importance of K-12 performance in university admissions processes

The best higher education institutions in Brazil are public, with a highly competitive admissions process based largely on challenging standardized admissions exams. According to the World University Rankings 2020 published by Times Higher Education (THE), 39 out of the 46 top-ranked universities in Brazil were public as of September 11, 2019. In recent years, competition for admission into public universities has increased, a trend driven both by greater student demand and a decrease in the number of available seats. In 2012, there were on average 11 applicants per available seat in public universities, as compared to 14 applicants in 2016, according to Oliver Wyman, while the number of public university seats decreased by 6.3% from 2012 to 2016. As a result of this competition, parents are increasingly focused on schools that over-perform in the standardized university admissions tests. According to a 2017 study by the Brazilian Institute of Public Opinions and Statistics (Instituto Brasileiro de Opinião Pública e Estatística), or IBOPE, education is the number one spending priority for Brazilian families. Our solution is designed to enhance our students’ ability to perform on these exams.

Expansion of school hours and after-school programs including, but not limited to, English as a Second Language, or ESL, bilingual programs and 21st century skills programs

The increased focus on education has led to an increase in the length of the average school day. After-school education, comprising of tutoring, language courses, 21st century skills, such as critical thinking, leadership, collaboration and communication skills, and robotics, among other extracurricular activities, is also becoming more popular, offering a variety of training and learning programs in which students can participate according to their personal interests and preferences. Language courses are among the most popular after-school activities and represent an area with significant room for growth, primarily as a result of:

•	the increasing relevance of languages, especially English, in a globalized context;

•	the low English proficiency level in Brazil; and

•	the emphasis in language classes currently offered by K-12 schools on reading and written communication, despite the fact that the labor market relies more heavily on oral communication (which also creates a market for bilingual schools).

For many parents, after-school education is considered a lifeline that helps them work without worry and balance their schedules, given (i) that Brazil has one of the highest average working hours per week in the world, and (ii) the increased participation of women in the workforce. In addition, an increase in disposable income has increased demand for private education and after-school programs, and parent expectations for their children’s education are high considering the strong competition to gain admission into top public universities. Accordingly, after-school education represents a growing opportunity for private institutions, with an addressable market of R$18.7 billion compared to R$6.5 billion of potential market for private K-12 learning systems and textbooks in Brazil, based on EY-Parthenon’s assessment of the private K-12 learning systems market as of October 2019. This is especially the case given the wide variety of supplemental solutions that can be offered to students during after-school hours.

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

Our Market Opportunity

According to EY-Parthenon’s assessment of the private K-12 learning systems market, the existing addressable market in Brazil for core curriculum solutions and supplemental solutions totals approximately R$25.2 billion in sales revenues as of October 2019, of which we currently capture approximately 4% based on our 2020 ACV Bookings as of March 31, 2020. We can address this market by launching new solutions and entering new categories.

We benefit from structural differences in our market, when compared to the education markets in the United States and Europe. Private schools in Brazil are generally for-profit institutions, and the private education market in Brazil is large and highly fragmented, primarily a result of lower overall levels of government funding for K-12 public education. As of December 31, 2019, approximately 8.2 million students were enrolled in approximately 41,700 private schools (19.1% of the total number of K-12 students in Brazil), according to the INEP and the IBGE. In addition, the national curriculum set by the Ministry of Education requires standardized content across Brazilian schools, which helps create demand for a unified curriculum. Finally, teachers’ unions in Brazil are relatively less influential than their counterparts in the United States and Europe, where such unions often serve as obstacles to the adoption of innovations.

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

The Arco Way

Quality, a key component for the success in the private K-12 market, is always at the center of our decisions and it has been the gear of our virtuous cycle over the years.

As we continuously invest in quality and customer support, we assist our schools to achieve higher academic results. This is illustrated by the ENEM strong results of our partner schools, one of the main metrics to measure education quality in Brazil. According to the 2018 results of the ENEM exam, (i) three of the 10 top schools in the Brazilian national school rankings use our solutions; (ii) partner schools ranked among the top 10 in 13 out of 27 Brazilian states; and (iii) 490 of our partner schools ranked among the top three schools in their respective cities. The strong results achieved by our partner schools improve our brand equity, help build our reputation and consequently, tends to contribute to our healthy, sustainable organic growth.

As we grow and add new partner schools, our network becomes a powerful source of leads generation and data. In addition, the increased scale allows us to reinvest in content, quality and service, contributing to the positive loop.

Our Business Model

Our B2B2C model is financially aligned with our partner schools. Our revenues consist of wholesale content fees paid by our partner schools annually on a per-student, per-year basis. On average, partner schools charge students’ parents an incremental markup on top of our wholesale fees, ensuring that their incentives are aligned with ours. Accordingly, we provide a supplemental revenue stream to our partner schools through our B2B2C model, which is a feature that the traditional education model does not employ. Once schools adopt our platform for a particular class year, access to, and payment for, our platform becomes mandatory for all enrolled students in each class year, and such payments are charged as a supplement to tuition. Typically, we revise our contract fees annually, in line with our price-setting policies, which are usually above published inflation indices, to account for improvements in our platform and for changes in our cost and expenses structure.

The following chart illustrates our business-to-business-to-consumer model:

Long-term contracts, high retention rates and high financial predictability. Our three-year standard contract provides a revenue stream with long-term cash flow visibility. We have a lead time (which we define as the period from the moment of first contact to the execution of a contract) for the acquisition of new partner schools, and we typically enter into contracts with new partner schools within one year from the moment of first contact. Once our content is adopted, switching costs (which are the costs that schools incur as a result of switching to our platform) and time associated with updating the teaching curriculum for each class year work to our advantage. A portion of our average 5.0% annual attrition rate is attributable to the early termination or suspension of performance by us, at our option, of contracts with certain partner schools as a result of their failure to timely pay our contract fees.

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

Additionally, Positivo is the pioneer in the learning system segment in Brazil and has served the K-12 private school market for more than 40 years. The pedagogical methodology developed inside the Colégio Positivo schools was transformed into a comprehensive educational solution that quickly expanded to other schools in Brazil. Over time, Positivo expanded its product offering to address different profiles of schools and increase its addressable market.

We provide a complete suite of turnkey curriculum solutions and technology-enabled features to help our students, teachers, partner schools and parents, targeting our students’ educational success.

Our turnkey educational platform solutions comprise core K-12 curricula, as well as supplemental instructional content currently focused on English as a second language.

Benefits Across Our Educational Platform

We deliver the following benefits to all the stakeholders engaged in the learning process:

•	Students: We deliver a personalized, multimedia learning experience, in an omni-channel format. Students can access content in various formats, including digital, video, print and other audiovisual media aligned with the daily curriculum of their classes. Our platform provides real-time feedback to students on areas for improvement and benchmarking relative to their peers, which enables us to simultaneously ensure that education is provided on an individual basis, and that our content is complete, up-to-date and readily available.

•	Teachers: We offer a range of tools to help improve teacher efficiency and learning outcomes. We provide teaching plans for each class, digital content for classroom review, pre-made class videos, a test builder platform and homework correction automation tools. In addition, teachers are able to access students’ performance reports and identify which students are having difficulties in progressing in a given class at any time.

•	Administrators: We provide a supplemental revenue stream to our partner schools. In addition, our platform provides back office administrative support, alongside data and analytics to support decision-making processes. Administrators receive student reports and are able to analyze student participation rates, detailed individual performance, an overview by area of knowledge and their schools’ national ranking. They are also able to benchmark teacher performance to optimize the effectiveness of their teaching staff.

•	Parents: Our software brings parents closer to the education process, through an informal communication channel and the opportunity to closely monitor and engage with their children’s performance and development.

Our Products

We believe that innovation is an important part of our success. As a technology company in the education sector, we believe that our dynamic and adaptive nature is essential to our continued growth. Our product offerings comprise two main segments that operate in concert: (i) Core Curriculum; and (ii) Supplemental Solutions.

Our Core Curriculum comprises high quality content solutions that are designed to address the Ministry of Education’s national K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print and other audiovisual media that are aligned with the daily curriculum of their classes. Our Core Curriculum offering serves a broad range of price points, allowing us to maximize our market reach and penetration. It is offered in two different versions, consisting of (i) SAS, a premium solution focused on high-income private schools, and (ii) SAE, a basic solution focused on upper-middle income private schools.

SAS and SAE share certain key attributes, such as:

•	Online homework assessment: An extensive questions and problem-solving activities database that provides additional teacher-led instructional content to help meet individual student or small student group needs. Assessments enable thorough, customized evaluations of student performance over a single lesson, over the course of a topic, or throughout the entire academic year.

•	Adaptive learning: A personalized instruction and assessment tool delivered through our exam management portal to help students prepare for and take exams. The user-friendly reporting and ongoing progress monitoring features enable educators to pinpoint student needs down to the sub-skill level, while providing real-time feedback at the class level, school and national level. The platform also enables teachers to generate exams based on a given class profile, using a database containing a broad range of questions.

•	Interactive learning: Leveraging the combined abilities of our pedagogical and EdTech teams, we have created augmented reality and video features throughout our materials, allowing students to point their digital devices at certain sections in our materials to view educational animations or recorded videos that provide further information on the topic in question, contributing to a more interactive and engaging learning experience.

•	Students and teachers web portal: An online environment aggregating relevant content for students and teachers by grade in the form of digital classes, exam database, assessment templates, teachers’ guides and lesson plans, exams and textbooks’ problem solving in addition to articles and general educational-related tips.

•	In-app communication: A responsive, simple and user-friendly communication tool for partner schools, students and parents, giving them access to exam results and problem solving, video classes, student grades, as well as the school calendar and attendance records.

•	Support to partner schools: Back-office management, educational consulting services, training programs for teachers to assess and improve the quality of their teaching methods and marketing advisory services.

As part of our Core Curriculum, we offer complementary support services to partner schools consisting of:

•	Back office management tools: HR tools with financial, student recruiting and administrative features.

•	Educational consulting services to partner schools: Personalized support to ensure complete understanding and appropriate implementation of our learning platform. This includes, constant support to partner schools throughout the school year in connection with educational practices, administrative, human resources and financial aspects, development of customized students’ assessment models, organization of education congresses and pedagogical meetings, as well as parents and students counselling.

•	Training programs for teachers and school administrators: A suite of materials to allow partner schools and teachers to assess the quality of their teaching methods and how they can improve them. This includes local, regional and national educational congresses, forums, seminars and lectures, in addition to training sessions.

•	School marketing advisory: A comprehensive range of marketing and communication materials, events and support, including marketing brochures and recruitment campaigns.

Additionally, through Positivo, our Core Curriculum solutions include (i) SPE, an educational solution consisting of content, technology and services provided to upper-middle-income class private schools, and (ii) Conquista, which is focused on lower-middle-income private schools, a profile of school that we previously did not target. As part of our Core Curriculum, we also deliver, through Positivo, traditional solutions which are annually sold to partner schools without long-term contracts on a case by case basis.

Our Supplemental Solutions comprise additional value-added content for which partner schools can opt-in as an addition to our Core Curriculum. We have a Supplemental Solutions market share of 1%, calculated by dividing Arco’s Supplementary Solutions ACV Bookings for the 2020 school year by the total addressable market for Supplemental Solutions, which consists of ESL, bilingual programs and 21st century skills programs, based on EY-Parthenon’s assessment of the private K-12 learning systems market. Currently, our primary Supplemental Solutions offering is an ESL bilingual program, first offered in 2015 following our acquisition of an interest in International School. International School provides students with an internationally-oriented education, in a multicultural environment, based on a curriculum like the International Baccalaureate or Cambridge International Examinations. We intend to add additional, non-core supplemental educational modules to our Supplemental Solutions over time.

Additionally, through Positivo, our Supplemental Solution also offers the PES, a bilingual program with an approach that promotes integrated learning of content and language, in partnership with Cambridge University Press. The program consists of 2-5 weekly hours of English classes with several tools to develop the skills needed to communicate well. PES also provides teachers’ training and pedagogical support to its partner schools. PES was launched in 2015 and has a strong cross-sell potential within our Core Solution partner schools network and to expand to schools that have not yet adopted our solution. Positivo’s focus on student outcomes and long-term relationships with partner schools is proven by the strong results achieved in national exams.

The key attributes of our Supplemental Solutions are:

•	Proprietary applications: Two complementary applications providing content and English-based games that form part of students’ school year collections, including a communications tool for partner schools, students and parents.

•	Robotics: Pioneering activities that enable students to build and program their own Lego® robots as a way to maximize learning beyond the classroom experience.

•	Combination of concrete materials and animations: Print and digital textbooks combined with interactive animations, educational videos and exercises.

•	Crowdsourced education: Collaborative and versatile platform for classrooms that allows students to collaborate in project building and problem solving.

Our Team and Culture

We have a strong corporate culture, and we encourage our employees to actively adopt it. We believe in:

•	customer first focus;

•	ethics, respect and humility;

•	excellence and a willingness to learn;

•	meritocracy, discipline and an execution mindset; and

•	cost focus, with a school owner’s mindset.

Technology

We believe that the use of technology is fundamental to achieving our goal of placing each student at the center of the educational experience. In our view, technology is a mean to delivering content through several formats and devices, creating a connection between each student and our common curriculum through a unique and comprehensive pedagogical approach.

Our application programming interfaces, or APIs, provide a standardized way to provision, manage, engage and deliver content to students, faculty and administrators. The APIs manage authentication and access for our entire technology stack and is designed to manage and interface with new technologies as they are introduced.

All of our APIs, applications, and application components are designed from the ground up to produce significant, readable and interpretable data. Log monitoring allows us to proactively identify and mitigate potential capacity, performance and security issues, while advanced analytics on student usage data provides the company with powerful insights to evaluate course content, communicate new technology releases and improve user experience and engagement.

To implement our innovative vision, we have a specialized in-house EdTech team comprised of engineers, software engineers, software developers, product owners, user experience and user interface designers, data scientists and digital content developers, who are responsible for envisioning and creating the ideal digital presentation of our materials within our platform, bringing the work of our pedagogical and content teams to life. Our core technology platform is fully developed and customized by our in-house EdTech team.

Following the best frameworks in digital product development, we offer a buy-and-build solution from the customer stand point, as users and customers have the opportunity to influence product evolution and participate in early stages of new-product conception.

Additionally, through “Positivo On,” a platform we have developed internally, we provide video classes, personalized learning tracks, e-books, among others, and assessments are fully integrated with the pedagogical curriculum with the objective of creating an omni-channel solution to deliver digital content and transform the way students learn. “Positivo On” has a web version as well as applications for both Android and iOS.

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

According to internal studies, we believe that the parents of students enrolled at our partner schools enjoy significant savings since our content solutions are less expensive than a traditional collection of textbooks, mainly because we can avoid incremental costs associated with a traditional retail distribution chain by primarily selling directly to our partner schools, as well as certain incremental costs relating to content production. In contrast, the sale of traditional textbooks often requires publishers to pay authors’ royalties for each book sold, and traditional textbooks are frequently marketed as penned by specific authors, each of which generally entails higher total royalty costs, whereas we generally acquire rights to content from a large pool of available authors, without variable payments relating to royalties. Furthermore, we deliver a supplemental revenue stream for our partner schools.

As of December 31, 2019, partner schools charged parents an incremental markup on our wholesale per student prices.

Strong combination of content development team and technology to develop a best-in-class learning experience

As of December 31, 2019, we had a dedicated team of over 713 technology and content development employees focused on developing and improving our Core Curriculum and Supplemental Solutions materials. They achieve this by leveraging feedback from our (i) highly-qualified base of over 990 experienced educational authors in Brazil on the quality of materials we produce, and (ii) network of partner schools and teachers on the impact of our materials on student performance. The advanced state of our platform reflects a process of evolution spanning over a decade, making it difficult to replicate.

Widespread positive customer satisfaction and strong academic outcomes

Our customer satisfaction is driven by our ability to meaningfully improve the performance of our partner schools’ enrolled students on the ENEM, a prerequisite for entrance into almost all higher education undergraduate institutions in Brazil. According to the 2018 results of the ENEM exam:

•	three of the 10 top schools in the Brazilian national school rankings use our solutions;

•	our schools are among the top 10 in 13 out of 27 Brazilian states; and

•	490 of our partner schools are ranked among the top three schools in their respective cities.

In addition, we have the highest penetration among top 10 performing schools, according to rankings based on data from the Brazilian Ministry of Education and our existing partner schools.

Strong brand equity and aligned incentives resulting in high retention rates

We prioritize quality by employing a “white glove” service model across our business, with clear financial incentives (in the form of bonuses) to our sales force that drive long-term relationships with our partner schools. Educational performance is one of the main drivers of school growth, and the success of our partner schools is a critical part of our value proposition. Due to the quality of our academic outcomes, we rarely lose clients. In addition, we have historically been highly effective in increasing contract values, achieving an annual retention rate of 93% in 2019 and 95% in 2018 and 2017.

Attractive financial model with a high level of visibility and predictability

We have cash flow visibility given our long-term contracts with partner schools. Initial contract terms generally average three years, with high switching costs resulting in a customer churn of approximately 7% in 2019. In addition, we benefit from increasing enrollments across partner schools as our relationships mature and deployments increase, leading to revenue growth and increased operating margins, which contribute to the predictability of our business.

Founder-led and experienced management, innovation-driven culture

Our culture flows from our founder and CEO’s family, who have specialized in education for over 50 years. Our founder and CEO, Mr. Ari de Sá Cavalcante Neto, has brought his family’s successful school formula to scale by creating a leading educational platform. We strive to innovate and instill in our professionals a passion for serving all our stakeholders and seeking impactful next-generation solutions for private K-12 education.

As of December 31, 2019, the average age of our employees was 32 and 51% of our employees were women. Also, we offer a long-term incentive plan for key employees and apply meritocratic methods to engage them, recognize their value and maintain their motivation.

Our Growth Strategies

We aim to continue driving rapid, profitable growth and to generate greater shareholder value by implementing the following strategic initiatives:

Deepen relationships with our existing customer base

We intend to increase student enrollments within our existing partner schools at a minimum marginal cost as we see major opportunities for increased penetration through:

•	Increasing the number of class years that adopt our Core Curriculum at each partner school. As of March 31, 2020, our up selling potential would increase our student enrollments by 32%, translating to approximately 360,000 students; and

•	Cross-selling our Supplemental Solutions to currently-enrolled class years at our partner schools. As of March 31, 2020, only 2% of our client base used both our Core Curriculum and Supplemental Solutions, thus representing a cross-sell opportunity of approximately 1,000,000 students.

Expand our partner school base

We estimate that the top five private education providers in Brazil accounted for less than 2% of the private education market as of December 31, 2017. We believe that our sales efforts will benefit as the performance of partners schools using our educational platform becomes more widespread and widely known.

Add new Supplemental Solutions

We consistently review potential opportunities to provide additional after-school educational solutions that we may integrate into our Supplemental Solutions. We plan to enforce a disciplined approach to growth by using market validation techniques to assess the likelihood of our partner schools adopting our solutions, as well as their potential spending. We will also aim to ensure that any new vertical fits within our proven business strategy, through a careful assessment of available alternatives, such as the number and size of potential adjacent market opportunities, and their relative risk and return.

Continue to innovate and extend our technological leadership

Innovation is a cornerstone of our culture. As such, we employ significant efforts and resources to ensure the constant development and improvement of our portfolio of solutions. We have also invested in a select group of education technology startups in an effort to bring new ideas and solutions into our ecosystem. These initiatives have helped us identify new business potential to enhance our overall growth prospects, such as education IT systems (WPensar and EEM), supplemental instruction content (International School, PES, NAV and Pleno) and digital-native content platform (Geekie).

We intend to increase the functionality of our platform and continue our investment in the development and acquisition of new applications that extend our technological leadership. We also intend to continue to improve and update our print and digital content based on the real-time feedback we receive from our partner schools.

Continue to pursue M&A opportunities

We plan to continue to pursue acquisitions that are complementary to, or that will help us diversify, our business. We intend to maintain a disciplined approach towards evaluating possible targets and integrating acquisitions into our business model. Our preferred acquisition targets are core or supplemental educational platform providers that engage in delivering K-12 educational content through software-based platforms pursuant to B2B2C business models. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time.

We believe that we have developed a strong capability and track record of identifying, negotiating and integrating acquisitions. Moreover, we have developed a systematic model that enables us to integrate our acquired businesses in a timely and efficient manner. Since 2011, we have successfully acquired or invested in 14 companies. Our acquisition strategy is focused on expanding our operations into new regions within Brazil and adding new products and technologies to accelerate our pace of innovation and broaden our footprint.

We have already executed a number of strategic transactions since our initial public offering. These acquisitions have a strong fit with our business and have been executed based on three main pillars: (i) boost growth, accelerating the expansion of our partner school base; (ii) increase cross-sell opportunities, extending our product offering; and (iii) enhance the client experience, adding value-add tech features. See “Item 4.A. History and development of the company—Acquisitions.”

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

The success of our sales process requires uniquely qualified professionals, who must not only have an academic background, but are also sales-oriented. We invest a significant amount of time and resources to recruit and train our sales force, averaging approximately 147 hours of training per year per person. After the initial training and exposure to our Educational Consulting environment, each professional begins working by shadowing an experienced consultant. It takes approximately a year of shadowing before each new professional can work individually on our behalf. In 2019, we had approximately 5,208 applicants for our consultant positions. Currently, we employ more than 362 sales professionals. Our consultants’ incentives are also aligned with our long-term goals and are tied to our profitability, as a significant portion of their annual compensation is variable and is paid out to them annually in the form of a bonus provided certain targets are met.

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

Additionally, we promote specialized events that are aimed to retain current partner schools. The most relevant event is Positivo’s Course Program that provides teacher’s training, workshops of recent trends in education and lectures from highly specialized and trained pedagogical professionals. In 2019, the Course Program reached 48 cities, addressing approximately 70% of SPE’s partner schools.

In addition, we work in conjunction with a branding agency, which assists us in developing and strengthening our brands, increasing their national awareness, and building our institutional image. Our brand portfolio is structured to reflect our value proposition and leverage our marketing and sales strategy. A study conducted by Expertise as of January 2019 showed that the Positivo brand is the most recognizable among parents, teacher and school events.

Furthermore, we have a loyalty program aimed at strengthening the relationship with partner schools and increasing the length of the contract. The loyalty program allows SPE to offer more personalized consulting services from our pedagogical experts, literature materials to complement the school’s curriculum, cooperative media, and other products or services, in order to increase a contract’s profitability.

Our Customer Service and Support

We believe that the best way to ensure the loyalty of our customers is to maintain a healthy, long-term relationship with our partner schools. We aim to achieve this through our customer engagement and support service, which supports partner schools in the implementation and integration of our educational solutions into their systems, as well as help them identify and achieve their pedagogical, business and management objectives, including legal, finance and marketing. Our customer service and support comes in a variety of forms such as on-site visits, remote assistance, workshops and events for partner schools. We assign independent and dedicated client-centric customer support teams to each of our solutions. Customer service and support is comprised of two departments which are focused on developing partner school relationships and are available to address any post-implementation issues that may arise: (1) pedagogical consulting, and (2) customer service:

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

Our Geographic Presence

We believe our platform can be adopted by virtually any private K-12 school in Brazil. We believe that our product offering addresses Core and Supplemental curriculum needs for all Brazilian schools. As of March 31, 2020, our network consisted of 5,414 unique partner schools and 1,362,141 enrolled students across all Brazilian states and in 1,346 cities, comprising students from kindergarten to high school. Our national presence has consistently expanded over the last five years, through both organic and non-organic growth and our largest client accounted for only 1.1% of our ACV Bookings.

Our Clients

We provide a complete pedagogical system with technology-enabled features to deliver educational content to K-12 schools in Brazil. Our turnkey curriculum solutions provide educational content in both printed and digital formats delivered through our platform to improve the learning process. Our network as of March 31, 2020 consisted of 5,414 partner schools. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 5.6%, 9.6% and 12.0% of our ACV in 2019, 2018 and 2017, respectively. Even though our partner schools pay for our solutions, we view students, parents, teachers, school management and teachers as our customers.

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

Law No. 9,394/1996, or National Education Guidelines Law (Lei de Diretrizes e Bases da Educação Nacional), or LDB, establishes the guidelines for the provision of education services in Brazil and sets forth the federal government’s duty to: (1) coordinate the national education system; (2) prepare the National Education Plan; (3) provide financial assistance to the states, the Federal District and municipalities; and (4) define, in cooperation with other federal entities, the responsibilities and guidelines for primary and secondary education.

In addition, the federal government, through Law No. 13,005 of June 25, 2014, implemented the National Education Plan (Plano Nacional de Educação), or PNE, with a duration of ten years from the date of its publication. The National Education Plan established objectives for primary and secondary education that must be met by the Brazilian federal system. These objectives are: (1) the universalization of preschool education, with a target to enroll at least 50% of all children up to three years of age in schools by 2024; (2) the universalization of primary education, with a target to enroll at least 95% of children between the ages of six and 14 in schools by 2024; (3) the universalization of secondary education, with a target to enroll at least 85% of adolescents between the ages of 15 and 17 in schools by 2024; (4) to ensure that all children learn the Portuguese alphabet by the third year of primary education; (5) to make available full-time education in at least 50% of public schools; (6) to improve the quality of primary education as evaluated by the IDEB; (7) to ensure that all students are literate by the time they are 15 years old; (8) to make available at 25% of primary and secondary education to young adults and adults; and (9) to increase enrollment in professional studies to three times the current enrollment rate. Accordingly, each of the federal, state and municipal governments was required to prepare a ten-year education plan and establish policies, guidelines and objectives applicable to the segment of the Brazilian education system over which it is responsible. In addition, these objectives act as guidelines for the private education sector.

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

The National Education Plan establishes ten-year targets for all the levels and stages of education, mandating that states and municipalities create and establish similar plans compatible with such national targets. It is incumbent upon the Primary and Secondary Education Secretariat (Secretaria de Educação Básica), or SEB, under the supervision of the MEC, to monitor compliance with the PNE by states and municipalities. This inspection and monitoring includes guidance and rules for assessing the primary and secondary education stages.

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

Regulatory Bodies

The main regulatory bodies of the Brazilian education system are:

•	the MEC;

•	the INEP;

•	the CNE;

•	the CEB;

•	the Higher Education Board (Câmara de Educação Superior), or CES;

•	State and Municipal Secretaries (Secretarias Estaduais de Educação and Secretarias Municipais de Educação, respectively); and

•	State and Municipal Councils of Education (Conselhos Estaduais de Educação and Conselhos Municipais de Educação, respectively).

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

As provided by the LDB and the BNCC, early childhood education should enable children to live in society, to play, to participate, to explore, to express themselves, and to know themselves. Primary education, in turn, shall offer the following subject matters: (i) Portuguese; (ii) Arts; (iii) Mathematics; (iv) Geography; (v) History; (vi) Religious Studies; (vii) English; and (viii) Science. Also, according to the current BNCC, approved by Ruling No. 1,210, 2018, secondary education shall offer curricula covering the following subjects (i) Portuguese; (ii) Arts; (iii) Mathematics; (iv) Geography; (v) History; (vi) Physics; (vii); Chemistry; (viii) Biology; (ix) English, (x) Science, (xi) Sociology; (xii) Philosophy; and (xiii) Physical Education. As our partner schools are private and have the autonomy to establish their pedagogical projects, there are no other guidelines relevant to the materials provided.

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

C.       Organizational structure

We are a Cayman Islands exempted company incorporated with limited liability on April 12, 2018. Arco became the holding company of Arco Educação S.A. and its operating subsidiaries, including EAS Brazil and Positivo, which provides educational content from basic to secondary education (“K-12 curriculum”).

The table below is a list of the Company’s subsidiaries, joint ventures and associated companies as of the date of this annual report:

				Direct and indirect interest (%)
Name	Principal activities	Country	Investment type	2019	2018	2017
Arco Brazil	Holding	Brazil	Subsidiary	100.0	100.0	-
EAS	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil	Subsidiary	-	100.0	100.0
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
Arco Ventures S.A..	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
Escola de Aplicação São José dos Campos Ltda.	Educational services	Brazil	Subsidiary	-	69.6	69.6
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5	51.5	51.5
NS Ventures Participações Ltda.	Educational content	Brazil	Subsidiary	-	100.0	100.0
NS Educação Ltda.	Educational content	Brazil	Subsidiary	-	100.0	100.0
Nave à Vela Ltda.	Educational content	Brazil	Subsidiary	51.0	-	-
EEM Licenciamento de Programas Educacionais Ltda.	Educational technology	Brazil	Subsidiary	100.0	-	-
NLP Soluções Educacionais Ltda.	Educational content	Brazil	Subsidiary	100.0	-	-
Sistema Positivo de Ensino.	Educational content	Brazil	Subsidiary	100.0	-	-
WPensar S.A.	Educational technology	Brazil	Joint venture	25.0	25.0	25.0
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Associate	37.5	8.05	6.5

For more details about our organizational structure please see “Presentation of Financial and Other Information—Organizational Structure” and refer to notes 1, 2.2 and 2.3 to our audited consolidated financial statements.

D.       Property, plant and equipment

Intellectual Property

Most of our services are provided using proprietary software developed by third parties and by our employees. We rely on a combination of industrial property, copyright and software laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to protect, establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. Nevertheless, we may hold restricted rights over certain software developed either by third parties or by our current or former employees and, occasionally, may be subject to lawsuits filed by said third parties or employees to claim ownership over each software. In addition, we license technology from third parties, and do not hold or own licenses regarding all software employed in the business. However, we have not received any legal notices related to such non-licensed software and are employing measures to obtain pending licenses.

As of December 31, 2019, we own 148 trademark registrations in Brazil, 2 in Argentina, 2 in Bolivia, 1 in Chile, 2 in Ecuador, 2 in Paraguay, 1 in Peru, 2 in Uruguay and 112 registered domain names in Brazil. We also have a number of pending trademark applications in Brazil, the U.S. and Venezuela (111 in Brazil, 3 in the U.S. and 2 in Venezuela, as of December 31, 2019). We have a number of registered copyrights, most notably copyrights for text formatting, critical reading, books, drafting, text editing and review, reformulation, book updates, content coordination, illustrations and diagramming.

Properties

Our corporate headquarters, which houses our sales, marketing, and business operations, are located in São Paulo at Rua Augusta and comprise 1,960 square meters under a lease that expires in 44 months. We also lease 5,869 square meters in Fortaleza for our product development, sales, and business operations under a lease that expires in 2025. Additionally, we lease 13,858 square meters in Curitiba, which houses Positivo’s sales, marketing and business operations, under a lease that expires on July 31, 2022. We have offices in several other locations and believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and as of December 31, 2019, we leased operational, sales, distribution and administrative facilities in Barueri, Campinas, Curitiba, Diadema, Florianópolis, Porto Alegre, Recife, Salvador and Simões Filho. As of December 31, 2019, we had a services agreement with a data center service provider for the provision of data services to us from its data centers located globally, which expires in 2021 and a cloud storage agreement which can be terminated at our discretion with 30 days’ notice to the service provider. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the information presented under “Item 3. Key Information—A. Selected financial data.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Item 3. Key Information—D. Risk factors.”

A.       Operating results

We provide a complete pedagogical system with technology-enabled features to deliver educational content to private schools in Brazil.

We founded our company with the aim of creating high quality products that simplify learning and make the education process more efficient. Traditionally, school administrators required a multitude of vendors for content development, training, commercializing and managing K-12 education. Simultaneously, students acquired educational content through textbooks from various publishers across retail channels. Our platform aims to replace this multitude of third-party educational providers with a streamlined, one-stop solution that delivers high quality education at scale.

We believe the success of our platform, together with the quality of our client base and the popularity of our brand, has driven our significant growth, allowing us to quickly and efficiently expand our footprint in Brazil.

We provide a complete suite of turnkey curriculum solutions and technology-enabled features to help our students, teachers, partner schools and parents, targeting our students’ educational success. Our turnkey educational platform solutions consist of core K-12 curricula, as well as supplemental instructional content currently focused on English as a second language.

As of March 31, 2020, we had 5,414 unique partner schools. These schools are spread across 1,346 cities located across all of the states of Brazil. Our partner schools base is highly diversified, which reduces our dependence on major accounts.

Our Growth

Our revenue growth has been driven by:

•	Expansion of our partner school base: The increase in the number of partner schools using our educational platform. Through a sophisticated sales process with our highly skilled sales team, we build relationships with partners schools and plant seeds for new features and products.

•	Deepening of relationships with our existing customer base: The increase in the number of enrolled students we serve in our partner schools, through (i) the increase in the number of class years that adopt our Core Curriculum solutions (upselling), and (ii) cross-selling our Supplemental Solutions.

•	Price increases: The annual adjustments of our contract fees, in line with our price-setting policies which are usually above published inflation indices, to account for changes in our cost and expenses structure and for improvements in our platform.

•	M&A: The acquisition of complementary businesses has helped us expand our operations regionally and nationally, and also add new products and technologies. This allows us to become a one-stop shop platform, which we believe further strengthens our stickiness and improves our value proposition.

The strength of our partner school base and our ability to expand sales are demonstrated in the increasing portion of our ACV derived from existing clients and up sell in existing clients, combining for 127.7%, 37.6% and 43.4% growth in 2020, 2019 and 2018 respectively.

Another indicator of demand for our platform is our annualized cohort analysis. We define a cohort as the amount spent by all of our partner schools on our platform over each 12 month period. We calculate the total contractual fees payable by our partner schools in each cohort as of the end of each academic year, or the yearly contract fee amount. These amounts increase as a result of (i) increases in the total number of enrolled students at our partner schools served by our platform, and (ii) annual adjustments of our contract fees. These amounts decrease when customers terminate their contracts, downgrade their contracts to a lower price point, or if there is a decrease in the number of enrolled students at our partner schools.

Customer expansion can be seen in the ACV growth in cohorts over the last six fiscal years. Our cohorts of customers from 2014 through 2019 have grown their ACV, on a compound annual growth rate of 14% for the 2014 cohort, 12% for the 2015 cohort, 17% for the 2016 cohort, 9% for the 2017 cohort, 10% for the 2018 cohort and 11% for the 2019 cohort.

Revenue Recognition and Seasonality

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership were transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of educational content could be estimated reliably, there was no continuing management involvement with the educational content and the amount of revenue could be measured reliably. Upon the adoption of IFRS 15, revenue is recognized when the performance obligation is satisfied. We recognize our revenue at the moment we deliver our content to our partner schools in printed format or via access to our digital platform. The technology is provided solely to optimize the use of our educational content. Our printed materials can be used independently of the technology we provide, as the content of both our printed materials and online materials is substantially the same.

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

As of March 31, 2020, we had 1,362,141 enrolled students (including 710,705 enrolled students of Positivo) and as of March 31, 2019, 2018 and 2017, we had 498,553, 405,814 and 322,031 enrolled students, respectively, representing a CAGR of 62%.

In our Core Curriculum segment, we had 1,131,691 (including 669,800 students of Positivo), 413,678, 363,824 and 303,950 students as of March 31, 2020, 2019, 2018 and 2017, respectively, representing a CAGR of 55%. In our Supplemental Solutions segment, which we began consolidating in our financial statements in 2017, we had 230,450, 84,875, 41,990 and 18,081 students as of March 31, 2020, 2019, 2018 and 2017, respectively.

The following table sets forth the number of enrolled students at our partner schools as of the dates indicated.

		As of March 31,
	2020(1)	2019	2018	2017
Number of enrolled students	1,362,141	498,553	405,814	322,031

(1) Including 710,705 enrolled students of Positivo.

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

The following table sets forth our ACV Bookings for the periods presented.

	As of March 31,
	2020(1)	2020(2)	2019(3)	2018(4)	2017(5)
	US$ (except number of enrolled students)(1)	R$ (except number of enrolled students)	R$ (except number of enrolled students)
Number of enrolled students	n/a	1,362,141	498,553	405,814	322,031
Average ticket per student per year	183.2	738.4	884.3	793.8	711.9
ACV Bookings (in millions)	249.5	1,005.8	440.9	322.1	229.3

(1)	For convenience purposes only, amounts in reais as of March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which we acquired in November 2019.

(3)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 2018 and ending in September 2019).

(4)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 2017 and ending in September 2018).

(5)	For the 2017 school year (which we define for purposes of ACV Bookings as the period starting in October 2016 and ending in September 2017).

As of March 31, 2020, our total number of students enrolled was 1,362,141, our average ticket per student per year was R$738.4 and our total ACV Bookings were R$1,005.8 million.

The following table sets forth the approximate number of enrolled students and ACV Bookings for our supplemental segment for the periods presented.

	As of March 31,
	2020(1)	2020(2)	2019(3)	2018(4)	2017(5)
	US$ (except number of enrolled students)(1)	R$ (except number of enrolled students)	R$ (except number of enrolled students)
Number of enrolled students	n/a	230,450	84,875	42,000	18,000
ACV Bookings (in millions)	50.2	202.2	100.4	45.0	20.0

(1)	For convenience purposes only, amounts in reais as of March 31, 2020 have been translated to U.S. dollars using an exchange rate of R$4.031 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which we acquired in November 2019.

(3)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 2018 and ending in September 2019).

(4)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 2017 and ending in September 2018).

(5)	For the 2017 school year (which we define for purposes of ACV Bookings as the period starting in October 2016 and ending in September 2017).

For our supplemental segment, as of March 31, 2020, the approximate number of enrolled students was 230,450 and ACV Bookings were approximately R$202,2 million.

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

	For the Year Ended December 31,
	2019		2018	2017
Real growth (contraction) in gross domestic product		1.1%	1.3%	1.3%
Inflation (IGP-M)(1)		7.3%	7.5%	(0.5)%
Inflation (IPCA)(2)		4.3%	3.7%	2.9%
Long-term interest rates—TJLP (average)(3)		6.2%	6.7%	7.0%
CDI interest rate (4)		6.0%	6.5%	10.1%
Period-end exchange rate—reais per US$1.00	R$	4.031	3.875	3.308
Average exchange rate—reais per US$1.00(5)	R$	3.946	3.656	3.203
Appreciation (depreciation) of the real vs. US$ in the period(6)		(4.0)%	(17.1)%	(1.5)%
Unemployment rate(7)		11.9%	12.3%	12.7%

Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, accumulated during the corresponding period.

(5)	Average of the exchange rate on each business day of the year.

(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(7)	Average unemployment rate for year as measured by the IBGE.

For the years ended December 31, 2019, 2018 and 2017, we have been able to offset the inflation effects by adjusting the contractual fees per student that we charge our partner schools above the IPCA rate. Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

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

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in note 2 to our audited consolidated financial statements. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements:

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or cash generating unit, or CGU, or a group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model, or DCF model. The cash flows are derived from the budget for the next five years and do not include restructuring activities to which we have not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill that is recognized by us. The key assumptions used to determine the recoverable amount for the different operating segments, including a sensitivity analysis, are disclosed and further explained in note 14 to our audited consolidated financial statements.

Provisions for Expected Credit Losses of Trade Receivables and Contract Assets

We use a provision matrix to calculate expected credit losses, or ECLs, for trade receivables and contract assets. The provision rates are based on days past due for customer. The provision matrix is initially based on our historical observed default rates. We calibrate the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on our trade receivables and contract assets is disclosed in note 7 to our audited consolidated financial statements.

Taxes

Deferred tax assets are recognized for deductible temporary differences and unused tax credits from net operating losses carryforward to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further details on taxes are disclosed in note 24 to our audited consolidated financial statements.

Fair Value Measurement of Financial Instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See note 26 to our audited consolidated financial statements for further information.

Contingent consideration, resulting from business combinations, is valued at fair value as of the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured at each reporting date. This determination of fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. Any contingent consideration is classified as financial instruments from acquisition of interests. For further information, see notes 6, 16 and 26 to our audited consolidated financial statements.

Recent Accounting Pronouncements

New standards, interpretations and amendments adopted in 2019

We started applying IFRS 16—Leases in 2019 for the first time. The nature and effect of the changes as a result of adoption of this new accounting standard is described below. Several other amendments and interpretations were applied by us for the first time in 2019, but they do not have an impact on our consolidated financial statements. We have not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

IFRS 16—Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet. We adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized in retained earnings at the date of initial application. We elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. We also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (i.e., short-term leases), and lease contracts for which the underlying asset is of low value (i.e., low-value assets).

For further information, see note 2.5 to our audited consolidated financial statements.

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

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

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

Expenses

We classify our operating expenses as selling expenses, general and administrative expenses, and other expenses. The largest component of our operating expenses is employee and labor-related expenses, which includes salaries and bonuses, employee benefit expenses and contractor costs. We allocate expenses such as information technology infrastructure costs related to our operations and rent and occupancy charges in each expense category based on employee headcount in that category.

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

Finance income includes mainly income from cash equivalents and financial investments and changes in fair value of derivative instruments from business combinations and acquisition of interest in associates and joint ventures. Finance costs consist mainly of changes in fair value of derivatives instruments and interest expenses of liabilities from business combinations and other financial discounts and bank fees.

Income taxes

Income taxes include current and deferred income taxes. Deferred tax expenses are mainly related to provisions for bonuses, inventories reserve, allowance for doubtful accounts, share-based compensation plan, intangible amortization and derivatives from acquisition of interests and business combinations.

Results of Operations

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table sets forth our consolidated statements of income (loss) for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31,
	2019	2018	Variation
	(in R$ millions, except for percentages)
Statement of Income Data:
Net revenue	572.8	381.0	50.3%
Core(1)	433.3	303.0	43.0%
Supplemental(1)	139.5	78.0	78.9%
Cost of sales	(117.3)	(80.7)	45.4%
Gross profit	455.5	300.2	51.7%
Selling expenses	(199.8)	(113.3)	76.3%
General and administrative expenses	(191.4)	(129.8)	47.5%
Other income (expenses), net	(6.2)	4.9	(226.5)%
Operating profit	58.1	62.1	(6.4)%
Finance income	72.0	36.6	96.7%
Finance costs	(170.8)	(198.8)	(14.1)%
Finance result	(98.8)	(162.2)	(39.1)%
Share of loss of equity-accounted investees	(1.8)	(0.8)	125.0%
Loss before income taxes	(42.5)	(100.9)	(57.9)%
Income taxes—income	33.1	18.0	83.9%
Current	(46.9)	(26.5)	77.0%
Deferred	80.0	44.5	79.8%
Loss for the year	(9.4)	(82.9)	(88.7)%
Loss attributable to:
Equity holders of the parent	(9.4)	(82.4)	(88.6)%
Non-controlling interests	—	(0.5)	—

(1)	Our operating segments consist of our Core segment and our Supplemental segment. For further information, see note 25 to our audited consolidated financial statements.

Net revenue

Net revenue for the year ended December 31, 2019 was R$572.8 million, an increase of R$191.8 million, or 50.3%, from R$381.0 million for the year ended December 31, 2018.

This increase was primarily attributable to:

(i)	in the first three quarters of 2019, the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions, which resulted in a 22.9% increase in the total number of students enrolled at our partner schools, to 498,553 students distributed across our partner schools as of March 31, 2019, from 405,814 students distributed across our partner schools as of March 31, 2018;

(ii)	in the fourth quarter of 2019, the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions, which resulted in a 173.2% increase in the total number of students enrolled at our partner schools, to 1,362,141 students distributed across our partner schools as of March 31, 2020 from 498,553 students distributed across our partner schools as of March 31, 2019;

(iii)	the 11.4% increase in the average contractual fees per student that we charge our partner schools, from R$793.8 per student as of March 31, 2018 to R$884.3 per student as of March 31, 2019, which impacted the first three quarters of 2019; and

(iv)	the completion of the acquisition of Positivo on November 1, 2019, which contributed 710,705 students to our total student base, with an average ticket per student per year of R$579.0, impacting the last two months of 2019.

In our Core segment, net revenue for the year ended December 31, 2019 was R$433.3 million, an increase of R$130.3 million, or 43.0%, from R$303.0 million for the year ended December 31, 2018.

This increase was primarily attributable to:

(i)	the 13.7% increase in the number of enrolled students at partner schools, from 363,824 enrolled students as of March 31, 2018 to 413,678 enrolled students as of March 31, 2019, which impacted the first three quarters of 2019, combined with the 174% increase in the number of enrolled students at partner schools to 1,131,691 as of March 31, 2020, which impacted the fourth quarter of 2019; and

(ii)	the 8.6% overall increase in the average contractual fees per student payable by partner schools, from R$757.6 per student for the year ended December 31, 2018 to R$823.0 per student for the year ended December 31, 2019, which impacted the first three quarters of 2019.

In our Supplemental segment, net revenue for the year ended December 31, 2019 was R$139.5 million, an increase of R$61.5 million, or 78.9% from R$78.0 million for the year ended December 31, 2018.

This increase was primarily attributable to the 172% increase in the number of enrolled students at partner schools, from 84,875 enrolled students as of March 31, 2019 to 230,450 enrolled students as of March 31, 2020 and the addition of new supplemental solutions in our portfolio.

Cost of sales

Cost of sales for the year ended December 31, 2019 was R$117.3 million, an increase of R$36.6 million, or 45.4%, from R$80.7 million for the year ended December 31, 2018. This increase of 45.4% was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. The increase in cost of sales was lower than our revenue growth due to captured benefits from economies of scale.

As a percentage of net revenue, our cost of sales decreased to 20.5% for the year ended December 31, 2019, compared to 21.2% for the year ended December 31, 2018.

In our Core segment, cost of sales for the year ended December 31, 2019 was R$97.5 million, an increase of R$26.6 million, or 37.7%, from R$70.9 million for the year ended December 31, 2018. As mentioned above, this increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. As a percentage of net revenue in our Core segment, cost of sales decreased to 22.5% in the year ended December 31, 2019, compared to 23.4% in the year ended December 31, 2018.

In our Supplemental segment, cost of sales for the year ended December 31, 2019 was R$19.7 million, an increase of R$9.9 million, or 101.0% from R$9.8 million for the year ended December 31, 2018. This increase was also primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and the addition of our supplemental solutions in our portfolio. As a percentage of net revenue in our Supplemental segment, cost of sales increased to 14.6% in the year ended December 31, 2019, compared to 12.6% in the year ended December 31, 2018.

Gross profit

For the reasons discussed above, gross profit for the year ended December 31, 2019 was R$455.5 million, an increase of R$155.3 million, or 51.7%, from R$300.2 million for the year ended December 31, 2018. In our Core segment, gross profit for the year ended December 31, 2019 was R$335.8 million, an increase of R$103.7 million, or 44.7%, from R$232.1 million for the year ended December 31, 2018. In our Supplemental segment, gross profit for the year ended December 31, 2019 was R$119.8 million, an increase of R$51.6 million or 75.7%, from R$68.1 million for the year ended December 31, 2018.

Selling expenses

Selling expenses for the year ended December 31, 2019 were R$199.8 million, an increase of R$86.5 million, or 76.3%, from R$113.3 million for the year ended December 31, 2018. This increase was primarily attributable to:

(i)	a R$38.3 million, or 78.1%, increase in sales personnel expenses, mainly attributable to the 35% increase in the number of employees in our educational and pedagogical consulting teams to support our growth strategy going forward;

(ii)	a R$13.5 million, or 78.0%, increase in customer support expenses due to continuous investments for customer satisfaction, which increases as our school base grows;

(iii)	a R$11.6 million, or 97.4%, increase in depreciation and amortization expenses, mainly due to the acquisition of Positivo, which includes Positivo’s trademarks, and customer relationship and educational systems; and

(iv)	a R$13.3 million, or 74.0%, increase in sales & marketing expenses, mainly attributable to the expansion of our educational and pedagogical teams’ activities, such as traveling expenses, advertising, and other general expenses, necessary to support our growth strategy going forward.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2019 were R$191.4 million, an increase of R$61.6 million, or 47.5%, from R$129.8 million for the year ended December 31, 2018. This increase was primarily attributable to:

(i)	a R$14.1 million increase in corporate personnel expenses totaling R$53.4 million for the year ended December 31, 2019, due to the 25% increase in the number of employees in our general administrative team, from 284 employees as of December 31, 2018, to 355 employees as of December 31, 2019; and

(ii)	a R$29.1 million increase in third-party services expenses totaling R$43.4 million for the year ended December 31, 2019, attributable to expenses relating to (i) the acquisition of Positivo; and (ii) the follow-on equity public offering we completed on October 29, 2019.

Operating profit

For the reasons discussed above, operating profit for the year ended December 31, 2019 was R$58.1 million, a decrease of R$4.0 million, or 6.4%, from R$62.1 million for the year ended December 31, 2018.

Finance result

Finance result for the year ended December 31, 2019 was a net finance cost of R$98.8 million, a decrease of R$63.4 million, from a net finance cost of R$162.2 million for the year ended December 31, 2018, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2019 was R$72.0 million, an increase of R$35.4 million, or 96.7%, from R$36.6 million for the year ended December 31, 2018. This increase was mainly attributable to the interest generated from financial investments.

Finance costs. Finance costs for the year ended December 31, 2019 was R$170.8 million, a decrease of R$28.0 million, from R$198.8 million for the year ended December 31, 2018. This decrease was primarily attributable to the effects of fair value adjustments of our derivative financial instruments comprising the put and call options of our business acquisitions and investments in associates and joint ventures, primarily with respect to International School, which had an impact of R$89.4 million.

Share of loss of equity-accounted investees

Share of loss of equity-accounted investees for the year ended December 31, 2019 was a loss of R$1.8 million, as compared to a loss of R$0.8 million for the year ended December 31, 2018, attributable to the performance of our equity-accounted investees.

Loss before income taxes

For the reasons discussed above, for the year ended December 31, 2019, we recorded a loss before income taxes of R$42.5 million compared to a loss of R$100.9 million for the year ended December 31, 2018.

Income taxes – income

For the year ended December 31, 2019, we recorded an income tax credit of R$33.1 million compared to an income tax credit of R$18.0 million for the year ended December 31, 2018. This income tax credit was mainly attributable to the recognition of deferred tax credits over financial instruments from acquisition of interests.

Loss for the year

As a result of the foregoing, loss for the year ended December 31, 2019 was R$9.4 million compared to a loss of R$82.9 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table sets forth our consolidated statements of income (loss) for the years ended December 31, 2018 and 2017:

	For the Year Ended December 31,
	2018	2017	Variation
	(in R$ millions, except for percentages)
Statement of Income Data:
Net revenue	381.0	244.4	55.9%
Core(1)	303.0	219.0	38.4%
Supplemental(1)	78.0	25.4	207.1%
Cost of sales	(80.7)	(58.5)	37.9%
Gross profit	300.2	185.9	61.5%
Selling expenses	(113.3)	(65.3)	73.5%
General and administrative expenses	(129.8)	(48.9)	165.4%
Other income, net	4.9	3.3	48.5%
Operating profit	62.1	74.9	(17.1)%
Finance income	36.6	12.5	192.8%
Finance costs	(198.8)	(20.4)	874.5%
Finance result	(162.2)	(7.9)	1,953.2%
Share of loss of equity-accounted investees	(0.8)	(0.7)	14.3%
Profit (loss) before income taxes	(100.9)	66.4	(252.0)%
Income taxes—income (expense)	18.0	(22.7)	(179.3)%
Current	(26.5)	(31.0)	14.5%
Deferred	44.5	8.3	436.1%
Profit (loss) for the year	(82.9)	43.6	(290.1)%
Profit (loss) attributable to:
Equity holders of the parent	(82.4)	44.3	(286.0)%
Non-controlling interests	(0.5)	(0.6)	16.7%

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

This increase was primarily attributable to:

(i)	in the first three quarters of 2018, the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions, which resulted in a 26.0% increase in the total number of students enrolled at our partner schools, to 405,814 students distributed across our partner schools as of March 31, 2018, from 322,031 students distributed across our partner schools as of March 31, 2017;

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

(ii)	the 10.1% overall increase in the average contractual fees per student payable by partner schools, from R$687.9 per student for the year ended December 31, 2017 to R$757.6 per student for the year ended December 31, 2018, which impacted the first three quarters of 2018, and a 8.6% increase in the average contractual fees to R$823.0 as of March 2019, which impacted the fourth quarter of 2018.

In our Supplemental segment, net revenue for the year ended December 31, 2018 was R$78.0 million, an increase of R$52.6 million, or 207.1% from R$25.4 million for the year ended December 31, 2017.

This increase was primarily attributable to the 102.1% increase in the number of enrolled students at partner schools, from 41,990 enrolled students as of March 31, 2018 to 84,875 enrolled students as of March 31, 2019.

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

Selling expenses

Selling expenses for the year ended December 31, 2018 were R$113.3 million, an increase of R$48.0 million, or 73.5%, from R$65.3 million for the year ended December 31, 2017. This increase was primarily attributable to:

(i)	a R$22.3 million, or 83.5%, increase in sales personnel expenses, mainly attributable to the 56.5% increase in the number of employees in our educational and pedagogical consulting teams to support our growth strategy going forward;

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

In our Supplemental segment, selling expenses for the year ended December 31, 2018 were R$26.1 million, an increase of R$17.1 million or 190.0%, from R$9.0 million for the year ended December 31, 2017. This increase was primarily attributable to an increase in (i) the number of employees in our educational and pedagogical consulting teams, and (ii) customer support expenses.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2018 were R$129.8 million, an increase of R$80.9 million, or 165.4%, from R$48.9 million for the year ended December 31, 2017. This increase was primarily attributable to the vesting of the Long Term Incentive Plan (LTIP) as a result of our initial public offering, or IPO, in September 2018, resulting in a non-recurring expense of R$60.3 million for the year ended December 31, 2018. These expenses are also attributable to:

(i)	a R$14.7 million increase in corporate personnel expenses totaling R$39.4 million for the year ended December 31, 2018, due to the 38.2% increase in the number of employees in our general administrative team, from 207 employees as of December 31, 2017, to 284 employees as of December 31, 2018; and

(ii)	a R$6.5 million increase in third-party services expenses totaling R$14.3 million for the year ended December 31, 2018, attributable to expenses relating to (i) the creation of our shared services center in order to centralize our administrative expenses and internal controls across our business and (ii) the creation of our new value creation team.

Operating profit

For the reasons discussed above, operating profit for the year ended December 31, 2018 was R$62.1 million, a decrease of R$12.8 million, or 17.1%, from R$74.9 million for the year ended December 31, 2017. Adjusting the impact of the vesting of the LTIP, the operating profit for the year ended December 31, 2018 would be R$122.4 million, an increase of R$47.5 million, or 63.4%, from R$74.9 million for the year ended December 31, 2017, in line with our revenue growth.

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

Finance costs. Finance costs for the year ended December 31, 2018 was R$198.8 million, an increase of R$178.4 million, from R$20.4 million for the year ended December 31, 2017. This increase was primarily attributable to the foreign exchange rate variation on the proceeds we received from our IPO, which had an impact of R$34.4 million, and the fair value of our derivative financial instruments comprising the put and call options of our business acquisitions and investments in associates and joint ventures, primarily with respect to International School, which had an impact of R$130.4 million.

Share of loss of equity-accounted investees

Share of loss of equity-accounted investees for the year ended December 31, 2018 was a loss of R$0.8 million, as compared to a loss of R$0.7 million for the year ended December 31, 2017, attributable to the performance of our equity-accounted investees.

Profit (loss) before income taxes

For the reasons discussed above, for the year ended December 31, 2018, we recorded a loss before income taxes of R$100.9 million compared to a profit of R$66.4 million for the year ended December 31, 2017.

Income taxes – income (expense)

For the year ended December 31, 2018, we recorded an income tax credit of R$18.0 million compared to an income tax expense of R$22.7 million for the year ended December 31, 2017. This income tax credit was mainly attributable to the recognition of deferred tax credits over financial instruments from acquisition of interests.

Profit (loss) for the year

As a result of the foregoing, loss for the year ended December 31, 2018 was R$82.9 million compared to a profit of R$43.6 million for the year ended December 31, 2017.

B.	Liquidity and capital resources

As of December 31, 2019, we had R$623.7 million in cash and cash equivalents and financial investments (current). We believe that our current available cash and cash equivalents and financial investments and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following discussion of our liquidity and capital resources is based on the financial information derived from the audited consolidated financial statements included elsewhere in this annual report.

Cash Flows

	For the Year Ended December 31,
	2019	2018	2017
	(in thousands of reais)
Cash Flow Data
Net cash flows from (used in) operating activities	(7,615)	92,124	62,650
Net cash flows used in investing activities	(631,442)	(780,964)	(77,269)
Net cash flows from financing activities	676,211	734,742	11,095

Operating Activities

We recorded net cash flows used in operating activities of R$7.6 million in 2019, compared to net cash flows from operating activities of R$92.1 million in 2018. In 2019, our net cash flows used in operating activities were affected by the impact of our organic growth through the acquisition of new companies, in addition to adding new partner schools and an increase in up-sales of our solutions during the period, which was partially offset by increases in payments to suppliers and personnel expenses. In 2018, net cash flows from operating activities increased by 47.0%, from R$62.7 million in 2017. Our net cash flows from operating activities were affected by the impact of our organic growth through the acquisition of new companies, in addition to adding new partner schools and an increase in up-sales of our solutions during the period, which was partially offset by increases in payments to suppliers and personnel expenses.

Investing Activities

Our net cash used in investing activities was R$631.4 million in the year ended December 31, 2019, compared to net cash used in investing activities of R$781.0 million in the year ended December 31, 2018, primarily due to the positive impact of new addition of financial investments of R$ 277.4 and the amount paid in acquisition of subsidiaries during this year of R$ 798.9.

Our net cash used in investing activities was R$77.3 million in the year ended December 31, 2017, compared to R$781.0 million in the year ended December 31, 2018, primarily due to the increase in financial investments in 2018 as a result of the net proceeds we received from our initial public offering in 2018. The net proceeds were invested in nonexclusive funds managed by highly rated financial institutions.

Financing Activities

Out net cash flows from financing activities for the year ended December 31, 2019 was R$676.2 million, compared to R$734.7 million in the year December 31, 2018, primarily due to net proceeds from public offering, which in 2019 was R$589.6 million, and in 2018 was R$895.2 million. Additionally, in 2019 we received R$97.6 from loans and financing, and zero in 2018. Finally, in 2018 we paid dividends in the amount of R$85.0 million, and zero in 2019.

Our net cash flows from financing activities for the year ended December 31, 2018 was R$734.7 million, compared to R$11.1 million for the year ended December 31, 2017, primarily due to the R$816.0 million in net proceeds we received from our initial public offering in 2018.

Indebtedness

As of December 31, 2019, our total outstanding indebtedness was R$98.6 million.

On October 25, 2019, we entered into a loan agreement with Banco Bradesco S.A., pursuant to which we borrowed R$100.0 million. The loan accrues interest at a rate equal to 100% of the CDI plus 0.7% per annum. The principal on the loan is payable in a single instalment in October 2020.

On March 23, 2020, we entered into a loan agreement with Banco Bradesco S.A., pursuant to which we borrowed R$200.0 million. The loan accrues interest at a rate equal to 100% of the CDI plus 0.7% per annum. The principal on the loan is payable in a single instalment in December 2020.

Capital Expenditures

In the years ended December 31, 2019, 2018 and 2017 we made capital expenditures of R$54.1 million, R$36.2 million and R$11.4 million, respectively. These capital expenditures mainly include expenditures related to the acquisition of property and equipment and the acquisition of intangible assets. Our capital expenditures increased in 2019 as compared to 2018 mainly due to (i) investments made to comply with the BNCC amounting to R$14.9 million and R$ 5,5 million of investments and educational technology; (ii) investments in leasehold improvements of Fortaleza and São Paulo site of R$4.6 million; and (iii) development Pleno’s product of R$4.1 million. Our capital expenditures increased in 2018 as compared to 2017 mainly due to (i) investments made to comply with the BNCC amounting to R$9.6 million of capitalized personnel expenses, and R$7.7 million of acquired content; (ii) the capitalization of payroll expenses within the EdTech team related to internally developed technology for our platform amounting to R$5.3 million; and (iii) investments of R$3.1 million in our Supplemental solution.

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

As of December 31, 2019, we did not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

The following is a summary of our contractual obligations as of December 31, 2019:

	Payments Due By Period as of December 31, 2019
	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	(in thousands of reais)
Trade payables	34,521	—	—	—	34,521
Lease liabilities	2,037	4,808	19,012	—	25,857
Loans and financing	—	98,561	—	—	98,561
Financial instruments from acquisition of interests(1)	—	—	33,940	—	33,940
Accounts payable to selling shareholders	—	117,959	1,098,273	—	1,216,232
Total	36,558	221,328	1,151,225	—	1,409,111

(1) Includes (i) an option to acquire the remaining 51.76% of the outstanding share capital of Geekie in May 2022 pursuant to the share purchase agreement dated as of December 8, 2016, and (ii) an option to acquire the remaining 75% of the outstanding share capital of WPensar by September 2020.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Islands Companies Law (as amended) or the Companies Law.

Board of Directors

As of December 31, 2019, our board of directors is composed of six members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or vacation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

We do not have any service contracts with our executive directors that provide benefits upon termination of employment.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Oto Brasil de Sá Cavalcante	73	Chairman
Ari de Sá Cavalcante Neto	40	Director
Martin Escobari	48	Director
Alberto Menache	46	Independent Director*
Edward Ruiz	69	Independent Director*
Pablo Doberti	55	Independent Director*

*	Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil.

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

Edward Ruiz is a member of our board of directors and the chair of our audit committee, positions he has held since July 2019. Mr. Ruiz is an American national with over 48 years of experience in public and private accounting. He has been a Certified Public Accountant in the United States since 1972. Edward retired from Deloitte in 2012, where he was an audit partner and member of Deloitte’s IFRS Specialist Group in Brazil. As Head of the Capital Markets group in Brazil, Edward advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in Brazil, the United States and European Capital Markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo Inc. in the United States. He holds a bachelor’s degree in Business Administration from Pace University, New York City and has taken advanced courses related to an Executive MBA at FIA in São Paulo and governance courses at the Harvard Business School. Since his retirement, Mr. Ruiz has gained extensive board-level experience as a member and Audit Committee chair of several publicly traded companies in Brazil. Mr. Ruiz is currently a Board member and Audit Committee chair at Nexa Resources, a mining company listed on the New York Stock Exchange and Toronto Stock Exchange and with mining and smelting operations in Brazil and Peru.

Pablo Doberti is a member of our board of directors and a member of our audit committee, positions he has held since August 2019. Mr. Doberti is an education executive with more than 25 years of experience in the sector. He is the founder and CEO of Agaton Educação, a startup incubator and accelerator focused on education in Brazil and Mexico. He is also founder and CEO of Vivadi. Prior to Vivadi, Mr. Doberti was the General Global Director of Uno Internacional Santillana, creating the business model and leading the international expansion and the entrance of Unoi in Brazil. Mr. Doberti holds a bachelor’s degree in Psychology from Universidad de Buenos Aires.

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

The following table lists our current executive officers:

Name	Age	Position
Ari de Sá Cavalcante Neto	40	Chief Executive Officer
David Peixoto dos Santos	32	Chief Financial Officer
João Cunha Silva	34	Chief Operating Officer

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil.

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

Long-Term Incentive Plan (LTIP) and Share-based Compensation

Restricted Shares Grant Plan

On April 30, 2019, our board of directors approved our restricted share long-term incentive program, or the “Restricted Shares Grant Plan.” The maximum number of shares that can be issued under the Restricted Shares Grant Plan may not exceed 5% of our share capital at any time. The Restricted Shares Grant Plan is administered by our board of directors and a designated committee.

Our and our controlled companies’ directors, officers, employees and professionals of any nature may participate in the Restricted Shares Grant Plan, which is composed of two underlying programs: (i) the regular program, pursuant to which we will grant restricted shares to the participant at no cost, subject to certain vesting conditions and (ii) the matching shares program, pursuant to which we will match the number of Class A shares (at no additional cost to the participant) that were acquired by the participant at fair market value (“investment shares”), using the amounts received by the participant as a short term incentive and designated by our board of directors to be used as an investment in investment shares, provided certain vesting conditions are satisfied.

Under the matching shares program, participants are required to (i) be employed or providing services to us through each vesting date, as set forth in the applicable award agreement and (ii) hold the investment shares through each vesting date. The vesting period may not exceed five years. In addition, upon each vesting date, a portion of the investment shares will become free of restrictions and the participant will be allowed to freely negotiate such shares. Under the regular shares program, the participant’s right to receive the restricted shares will be subject to the participant remaining continuously bound as our employee, officer or director, as applicable, through each vesting, which may not exceed five years.

If a participant is dismissed by us with cause or voluntarily terminates his or her employment or service relationship with us, the participant will forfeit any right to the unvested shares. In the event that the participant is dismissed by us without cause or by mutual agreement between us and the participant, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by us. In case of the participant’s death or permanent disability, the participant (or his or her heirs) will be entitled to receive all the granted shares, whether or not vested, which will be delivered upon termination of the original vesting period.

If our shares cease to be publicly traded or in an event of a change in our control, the vesting period of the granted shares will be accelerated, as applicable. In each such case, each participant may elect to (i) sell his or her granted shares at a price equal to the price at which the shares were sold in connection with the transaction resulting in the Company becoming privately owned or in a change of control, or (ii) remain a shareholder of the Company subject to the approval of the board of directors.

Awards of restricted shares and matching shares may be settled in shares or cash, as determined by our board of directors. The restricted shares and matching shares may not be pledged, assigned or transferred to third parties, without the prior approval of our board of directors. Participants in the Restricted Share Grant Plan will be subject to a two year post-termination of employment or service noncompete and prohibition against soliciting our employees, service providers and customers. The Restricted Shares Grant Plan provides that the Company shall withhold portion of the restricted shares units to comply with all taxes applicable to the delivery of the restricted shares units to the beneficiary.

On April 30, 2019, we granted 542,760 restricted shares units pursuant to the Restricted Shares Grant Plan, with unit value of R$126.76. On June 30, 2019, we granted 3,086 restricted shares units pursuant to the Restricted Shares Grant Plan, with average unit value of R$192.19. On October 15, 2019, we granted 37,929 restricted shares units pursuant to the Restricted Shares Grant Plan, with unit value of R$200.18. As of December 31, 2019, we had 358,773 restricted shares units outstanding.

On January 23, 2020, we granted 13,000 shares units pursuant to the Restricted Shares Grant Plant, with unit value of R$214.45. On March 2, 2020, we granted 36,673 shares units pursuant to the Restricted Shares Grant Plan, with unit value of R$238.90. On March 4, 2020, we granted 13,166 shares units pursuant to the Restricted Shares Grant Plan, with unit value of R$254.18. All such shares will be available for sale by the beneficiaries annually, over three years, on each date of the anniversary of the IPO.

LTIP I

Certain members of our management participate in our share option long-term incentive program, or the LTIP I. Beneficiaries under the LTIP I are granted rights to buy shares based on certain criteria.

After our initial public offering in September 2018, all the options of the LTIP I were cancelled and reissued by Arco and automatically vested, generating an expense in our consolidated statement of income (loss) of R$59,747 thousand in 2018 (compared to an expense of R$1,359 thousand in 2017 and an expense of R$2,043 thousand in 2016).

As of December 31, 2019, we had a total of 1,091,039 exercised share options (the total of 1,091,039 share options of EAS were vested as of December 31, 2018 and 848,642 as of December 31, 2017). All the vested shares options were exercised by the beneficiaries and no additional options were granted under the LTIP I.

C.	Board practices

Committees of the Board of Directors

Our board of directors has two standing committees: the Audit Committee and the Compensation Committee.

Audit Committee

The audit committee, which consists of Alberto Menache, Edward Ruiz and Pablo Doberti assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Edward Ruiz serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Edward Ruiz is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Alberto Menache, Edward Ruiz and Pablo Doberti satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

Compensation Committee

Our compensation committee was created on March 12, 2020 by our board of directors, and it is composed of two members, Edward Ruiz and Pablo Dorbeti.

Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers, and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans. Our board of directors has determined that Edward Ruiz and Pablo Doberti satisfy the requirements set forth Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent directors.

D.	Employees

As of December 31, 2019, 2018 and 2017, we had 1,949, 1,198 and 828 employees, respectively. As of December 31, 2019, 535 of these employees were based in our offices in Fortaleza, 688 of these employees were based in our offices in Curitiba, and 726 were based in cities elsewhere in Brazil. As of December 31, 2019, 2018 and 2017, we had 362, 122 and 90 sales consultants, respectively. We also engage temporary employees and consultants as needed to support our operations.

The table below breaks down our full-time personnel by function as of December 31, 2019:

Function	Number of Employees	% of Total
Management	23	1.2
Technology and Content Development	713	36.6
Sales and Marketing	546	28.0
Customer Support	335	17.2
General and Administrative	332	17.0
Total	1,949	100.0

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2019.

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

The percentages of beneficial ownership in the table below are calculated as of December 31, 2019 on the basis of (i) 27,538,240 Class A common shares outstanding, and (ii) 27,400,848 Class B common shares outstanding. In addition to the shares detailed below, we have a total of 21,324,404 Class A common shares outstanding that are publicly traded as of December 31, 2019.

Unless otherwise indicated below, the address for each beneficial owner is c/o Arco, Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil.

	Shares Beneficially Owned as of December 31, 2019				% of Total
	Class A		Class B		Voting
Shareholders	Shares	%	Shares	%	Power(1)
5% Shareholders
Ari de Sá Cavalcante Neto(2)	308,943	1.1%	8,297,485	30.3%	27.6%
Oto Brasil de Sá Cavalcante(3)	—	—%	18,966,953	69.2%	62.9%
General Atlantic Arco (Bermuda), L.P.(4)	5,503,203	20.0%	—	—%	1.8%
Other Shareholders
Other Shareholders	—	—%	136,410	* %	* %
Executive Officers and Directors
Ari de Sá Cavalcante Neto(2)	308,943	1.1%	8,297,485	30.3%	27.6%
Oto Brasil de Sá Cavalcante(3)	—	—%	18,966,953	69.2%	62.9%
David Peixoto dos Santos	—	—%	—	—%	—%
João Cunha Silva	—	—%	—	—%	—%
Pablo Doberti	—	—%	—	—%	—%
Martin Escobari(5)	—	—%	—	—%	—%
Alberto Menache(6)	—	—%	—	—%	—%
Edward Ruiz	—	—%	—	—%	—%
All directors and executive officers as a group	710,633	2.6%	27,264,438	99.5%	90.5%
Total	27,538,240	100.0%	27,400,848	100.0%	100.0%

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and articles of association.”

(2)	Indirectly owns Class B common shares through ASCN Investments Ltd.

(3)	Indirectly owns Class B common shares through OSC Investments Ltd.

(4)	Includes 5,503,203 Class A common shares owned by General Atlantic Arco (Bermuda), L.P., or GA Arco. The limited partners of GA Arco are General Atlantic SAS A, LLC, General Atlantic SAS B, LLC, General Atlantic SAS C, LLC, General Atlantic SAS D, LLC, General Atlantic SAS E, LLC, General Atlantic SAS F, LLC, General Atlantic SAS G, LLC, General Atlantic SAS H, LLC, General Atlantic SAS I, LLC, General Atlantic SAS J, LLC and GA Latin America Coinvestments, LLC, all of which are limited liability companies. Each of General Atlantic Partners 97A, L.P., or GAP 97A, General Atlantic Partners 97B, L.P., or GAP 97B, General Atlantic Partners 97C, L.P., or GAP 97C, General Atlantic Partners 97D, L.P., or GAP 97D, General Atlantic Partners 97E, L.P., or GAP 97E, General Atlantic Partners 97F, L.P., or GAP 97F, General Atlantic Partners 97G, L.P., or GAP 97G, General Atlantic Partners 97H, L.P., or GAP 97H, General Atlantic Partners 97I, L.P., or GAP 97I, and General Atlantic Partners 97J, L.P. (GAP 97J and together with GAP 97A, GAP 97B, GAP 97C, GAP 97D, GAP 97E, GAP 97F, GAP 97G, GAP 97H and GAP 97I, the GA Funds) is the sole member of General Atlantic SAS A, LLC, General Atlantic SAS B, LLC, General Atlantic SAS C, LLC, General Atlantic SAS D, LLC, General Atlantic SAS E, LLC, General Atlantic SAS F, LLC, General Atlantic SAS G, LLC, General Atlantic SAS H, LLC, General Atlantic SAS I, LLC and General Atlantic SAS J, LLC, respectively. The members of GA Latin America Coinvestments, LLC are GAP Coinvestments III, LLC, or GAPCO III, GAP Coinvestments IV, LLC, or GAPCO IV, GAP Coinvestments V, LLC, or GAPCO V, GAP Coinvestments CDA, L.P. and GAPCO GmbH & Co. KG (KG and together with GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, the Sponsor Coinvestment Funds). GAP (Bermuda) Limited is the general partner of GA Arco. General Atlantic GenPar, L.P., or GenPar, is the general partner of each of the GA Funds. General Atlantic LLC, or GA LLC, is the general partner of GenPar. GA LLC is also the managing member of GAPCO III, GAPCO IV, GAPCO V, and the general partner of GAPCO CDA. GAPCO Management GmbH, or GmbH, is the general partner of KG. There are eight members of the management committee of GA LLC, or the GA Management Committee, as of the date hereof. The members of the GA Management Committee are also the directors and the members of the management committee of GAP (Bermuda) Limited. The GA Management Committee controls the investment and voting decisions of GmbH. Martin Escobari, a member of our board of directors, is a member of the GA Management Committee. GA Arco, GA LLC, GenPar, GAP (Bermuda) Limited, the GA Funds and the Sponsor Coinvestment Funds are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Mr. Escobari disclaims beneficial ownership of all of such shares except to the extent of his pecuniary interest therein. The mailing address of the foregoing General Atlantic entities (other than GmbH and KG) is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The mailing address of GmbH and KG is c/o General Atlantic GmbH, Luitpoldblock, Amiraplatz 3, 80333 Munich, Germany.

(5)	Mr. Escobari, a member of our board of directors, is a managing director of GA LLC. Mr. Escobari disclaims beneficial ownership of the shares held by GA Arco except to the extent, if any, of his pecuniary interest therein. See footnote (4) above.

(6)	Indirectly owns Class A common shares through Alfaco Holding Inc., a company incorporated in the British Virgin Islands, and the shares of which are 100% owned by our director Alberto Menache and his spouse, Fabiana Menache.

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

B.       Related party transactions

Educational Agreement—International School Program

On August 2, 2016, Educadora ASC Ltda., or Educadora ASC, entered into an agreement with International School, pursuant to which International School agreed to (i) make available to Educadora ASC an educational platform that it developed, and (ii) supply to Educadora ASC the related materials, and Educadora ASC agreed to pay certain fees to International School in connection therewith. The agreement expired on December 31, 2019. The net revenue from sales to Educadora ASC totaled R$3.2 million, R$2.7 million and R$3.5 million for the years ended December 31, 2019, 2018 and 2017.

Development and Promotion of Educational Materials Agreement

On August 29, 2014, Educadora ASC and Livraria ASC Ltda., or Livraria ASC, entities under common control of our controlling shareholder, entered into an agreement with SAS Desenvolvimento e Promoção de Material Didático, or SAS Material Didático, pursuant to which (i) SAS Material Didático agreed to (a) make available to Educadora ASC and Livraria ASC an educational platform that it developed, and (b) supply to Educadora ASC and Livraria ASC the related materials, and (ii) Educadora ASC agreed to promote the educational platform and share its expertise in educational management with SAS Material Didático, and Educadora ASC and Livraria ASC agreed to pay certain fees to SAS Material Didático in connection therewith.

The agreement is for an initial term of 10 years, and will be automatically renewed for an additional 5 years or 10 years respectively, should there be a change of control or initial public offering of EAS Brazil or any of the companies in SAS Material Didático’s economic group. The net revenue from sales to Educadora ASC totaled R$0.4 million, R$0.4 million and R$0.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. The net revenue from sales to Livraria ASC totaled R$5.2 million, R$5.1 million and R$5.2 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Loan Agreement with WPensar

EAS Brazil is party to a loan agreement with WPensar in the amount of R$1.0 million, executed on June, 2016. The loan accrues interest at the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) rate and matures in July 2020.

Loan Agreement with Nave à Vela

Arco Ventures is party to two loan agreements with Nave à Vela in the amount of R$1.3 million (which Nave à Vela only requested for R$900,000.00) and R$1.0 million, as of December 31, 2019. Both loans were entered into on November 29, 2019 and mature on March 30, 2020 and April 30, 2020, respectively. The R$1.3 million loan accrues interest of 0.8% per month and the R$1.0 million loan accrues interest at 100% of CDI.

Loan and Debentures Agreements with Geekie

On January 17, 2019, we entered into an agreement (the “Geekie Agreement”) with Geekie, our associated company. Pursuant to the Geekie Agreement, we purchased 100,000 debentures issued by Geekie, each at par value R$100.00, totaling R$10 million. The debentures mature in June 2022 and bears interest at 110% of the CDI. The debentures are convertible at the option of Arco on maturity through the call and put option mechanism in our investment agreement with Geekie, as described in note 10 to our audited consolidated financial statements.

In addition and pursuant to the Geekie Agreement, we lent R$4.0 million to Geekie Partners S.A., the controlling entity of Geekie. The loan is repayable in a single instalment in June 2022, bears interest at 110% of the CDI, and is secured by the shares of Geekie Partners S.A. in Geekie.

The transaction totaled R$14.0 million and its purpose was to support Geekie’s working capital needs.

Lease Agreements

On July 28, 2014, OSC Empreendimentos Ltda., an entity under common control of our controlling shareholder, entered into a lease agreement with SAS Desenvolvimento Educacional Ltda., pursuant to which OSC Empreendimentos Ltda. agreed to lease office space to Arco Ventures S.A. (current corporate name of SAS Desenvolvimento Educacional Ltda.) in the city of Fortaleza. The agreement was for an initial term of two years and was subsequently tacitly extended for an indefinite term.

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

See note 13 to the audited consolidated financial statements included elsewhere in this annual report for further information.

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

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

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

Subject to the Companies Law, Arco’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Arco. Except as otherwise provided by the rights attached to shares and the Articles of Association of Arco, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

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

In addition, a dividend payment of R$10.5 million (based on EAS Brazil’s net profit for the year ended December 31, 2017, and pursuant to the Brazilian Corporate Law which requires EAS Brazil to pay a minimum dividend equal to 25% of its net profit for the year) which was declared by the management of EAS Brazil was approved at the EAS Shareholders’ Meeting, and paid to the shareholders of EAS Brazil on June 25, 2018. In addition, EAS Brazil approved an additional dividend of R$74.5 million on June 7, 2018, which was paid to the shareholders of EAS Brazil on June 25, 2018. There was no distribution of dividends of EAS Brazil in 2018 and 2019.

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

As of December 31, 2019, we had a provision for legal proceedings of R$251 thousand recorded in our financial statements in connection with legal proceedings, based on the advice of our external legal counsel that the likelihood of loss in connection with such proceedings is probable. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2019, we were a defendant to approximately 19 judicial and administrative proceedings of a civil nature for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. The civil claims to which we are a party generally relate to consumer claims, including those related to the early termination of certain of our agreements, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of December 31, 2019, we were party to one administrative proceeding filed by the prosecutor’s offices in the State of Ceará resulting from a complaint filed by a lawyer on behalf of students in one of our partner schools alleging that the students are required to purchase our educational material from such partner schools at prices higher than those charged by certain of our other partner schools, with no option to purchase such educational material at bookstores or other points of sale. We have filed our defenses, which are currently under review.

To the extent the prosecutors’ offices decide to proceed with the administrative proceeding in the State of Ceará, it may file a public civil claim or require the parties to enter into a settlement agreement (Termo de Ajustamento de Conduta - TAC), requiring the partner schools to adjust its commercial practices as they relate to the sale of educational material. As of December 31, 2019, we cannot estimate the amount of any eventual fine or any claim for damages, or collective non-material damages that may be imposed on us as a result of this proceeding.

Labor Matters

As of December 31, 2019, we were party to approximately six labor-related judicial and administrative proceedings for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2019, we were party to 9 administrative tax and social security proceeding for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with this proceeding was not probable.

Request for Arbitration

On September 19, 2019, Mr. Ulisses Borges Cardinot, a 48.52% shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, EAS Educação S.A. and Arco Educação S.A.

This request for arbitration purporting to assert Mr. Cardinot’s rights under the Investment Agreement (for more information regarding the Investment Agreement, see “Item 4.A. History and development of the company—Acquisitions—Acquisition of International School”) is still at an early stage; therefore, it is not possible to confirm which claims will be asserted by Mr. Cardinot in the course of the proceedings. Mr. Cardinot, however, has asserted that, among others, he is entitled to receive shares of Arco Platform and the purchase price due pursuant to the Investment Agreement is materially higher. On October 10, 2019, we filed our response to the request for arbitration, denying Mr. Cardinot’s claims and affirming that Arco Platform and Arco Educação cannot be parties to the arbitration since they are not parties to the Investment Agreement.

We intend to vigorously defend ourselves against the existing claims and any additional claims that may be asserted against us in the future by Mr. Cardinot. If an unfavorable decision in the arbitration were to occur, it could result in a material adverse impact on our financial position and results of operations in the period in which the decision occurs, or in future periods, and on the price of our Class A common shares.

B.     Significant changes

None.

ITEM 9. THE OFFER AND LISTING

A.    Offering and listing details

On September 28, 2018, we completed our initial public offering. On October 24, 2019, we completed a follow-on offering. Our common shares have been listed on the Nasdaq Global Select Market since September 26, 2018 under the symbol “ARCE.”

B.    Plan of distribution

Not applicable.

C.    Markets

For a description of our publicly traded common shares, see “—A. Offering and listing details.”

D.    Selling shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   Share capital

Not applicable.

B.   Memorandum and articles of association

Our shareholders adopted the Amended and Restated Memorandum and Articles of Association included as Exhibit 3.1 to the Amendment No. 2 to our registration statement on Form F-1 (File no. 333-227007), filed with the SEC on September 12, 2018.

Share Capital

The Memorandum and Articles of Association authorize two classes of common shares: Class A common shares, which are entitled to one vote per share, and Class B common shares, which are entitled to 10 votes per share and to maintain a proportional ownership interest in the event that additional Class A common shares are issued. Any holder of Class B common shares may convert his or her shares at any time into Class A common shares on a share-for-share basis. The rights of the two classes of common shares are otherwise identical, except as described below. The implementation of this dual class structure was required by Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto, our principal shareholders, as a condition of undertaking the initial public offering of our common shares. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Shares.”

As of December 31, 2019, Arco had a total issued share capital of U.S.$2,746.95, divided into 54,939,088 common shares of a nominal or par value of U.S.$0.00005. Those common shares are divided into 27,538,240 issued Class A common shares and 27,400,848 Class B common shares.

Treasury Shares

As of December 31, 2019, Arco had no shares in treasury.

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

As a Cayman Islands exempted company, Arco is not obliged by the Companies Law to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Arco has the discretion whether or not to hold an annual general meeting in 2020. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Arco may, but is not required to (unless required by the laws of the Cayman Islands), hold extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

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

Under Cayman Islands law, the register of shareholders of Arco is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

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

Registration Rights and Restricted Shares

Although no shareholders of Arco have formal registration rights, they or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time pursuant to an exemption from registration, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC.

C.    Material contracts

See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

In the opinion of Davis Polk & Wardwell LLP, the following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”

•	persons that own or are deemed to own ten percent or more of our Class A common shares, by vote or value;

•	persons holding our Class A common shares in connection with a trade or business conducted outside of the United States; or

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

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

Taxation of Distributions

As discussed under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy”, we do not currently intend to pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our Class A common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as our Class A common shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend.

Sale or Other Disposition of Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

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

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S.

Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares (assuming such U.S. Holder has not made a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Class A common shares exceeds 125% of the average of the annual distributions on such common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC in any year, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing the Class A common shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

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

Foreign Exchange Risk

Our results are not subject to significant fluctuations resulting from the effects of the volatility of any exchange rate. As of December 31, 2019, we have cash and cash equivalents and financial investments denominated in U.S. dollars in the amount of R$25 million.

Liquidity Risk

We regularly review the liquidity risk and maintain appropriate reserves, including bank credit facilities with first tier financial institutions. We also continuously monitor projected and actual cash flows and the combination of maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by us arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements. See “Item 5. F—Tabular disclosure of contractual obligations” for a table summarizing our contractual obligations as of December 31, 2019.

Financial Counterparty Risk

The financial counterparty risk arises from the possibility that we may incur losses due to the default of our counterparties. We adopt as practice the analysis of the financial and equity situation of our counter parts in order to control this risk.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover our total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

Interest Rate Risk

Interest rate risk represents the chance that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our exposure to this risk relates primarily to our investments with floating interest rates. We are primarily exposed to fluctuations in CDI interest rates on financial investments. Our exposure to cash, bank deposits and cash equivalents and financial investments indexed to the CDI totaled R$603.4 million as of December 31, 2018. See note 27 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the CDI on our cash and cash equivalents and financial investments as of December 31, 2018.

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

On September 25, 2018, the registration statement on Form F-1 (File No 333-7007) relating to our initial public offering of our class A common shares was declared effective by the SEC. On September 25, 2018, we commenced our initial public offering. On September 28, 2018 we closed our initial public offering, pursuant to which we issued and sold 12,777,777 Class A common shares. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Itau BBA USA Securities, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as the representatives of the underwriters in our initial public offering. The 12,777,777 registered Class A common shares were sold to the public at a price of US$17.50 per Class A common share, for an aggregate price of US$223,611,098 (which included the full exercise of the option to purchase additional shares by the underwriters). We incurred approximately US$6.6 million in expenses related to our initial public offering and paid approximately US$13.4 million in underwriting discounts and commissions.

On October 21, 2019, a shelf registration statement on Form F-3 (File No 333-23421) was declared effective by the SEC. On October 25, 2019, we filed with the SEC the final prospectus supplement related to our follow-on public offering of our class A common shares, or the follow-on. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Itau BBA USA Securities, Inc. acted as the representatives of the underwriters in our follow-on. In connection with the follow-on, we issued and sold 3,450,656 Class A common shares and the selling shareholders offered and sold an additional 4,268,847 Class A common shares to the public at a price of US$43.00 per Class A common shares, for an aggregate price of US$331,938,629. We received net proceeds of US$143.9 million, after deducting USS$3.7 million in underwriting discounts and commissions. On November 26, 2019, an additional 661,112 Class A common shares were sold by General Atlantic Arco (Bermuda), L.P. following the exercise by the underwriters of their option to purchase additional shares.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure controls and procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of December 31, 2019, due to the material weaknesses mentioned in item 3.D - Risk Factors, to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.	Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based on this assessment, management has concluded that the Company did not maintain effective internal controls over general IT regarding their enterprise resource planning systems (ERP) as of December 31, 2019. This is the same material weakness previously identified in the Company’s 2018 Annual Report on Form 20-F filed on April 17, 2019. The Company has recently implemented controls over the IT environment, hired experienced personnel and implemented policies and procedures, however these controls were not fully implemented as of December 31, 2019. The material weakness identified is described in Item 3. D—Risk Factors.

The control deficiency described above could result in a misstatement that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that such control deficiency constitutes a material weakness.

Management expects that the design and implementation of additional IT general controls and the remediation plan to be fully completed during 2020, however we cannot provide any assurance that these remediation efforts will be successful or that the company’s internal control over financial reporting will be effective as a result of these efforts.

C.	Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in internal control over financial reporting

The Company has recently implemented controls over the IT environment, hired experienced personnel and implemented policies and procedures, however these controls were not fully implemented as of December 31, 2019. The material weakness identified is described in Item 3. D—Risk Factors.

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

The audit committee, which consists of Alberto Menache, Edward Ruiz and Pablo Doberti assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Edward Ruiz serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Edward Ruiz is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Alberto Menache, Edward Ruiz and Pablo Doberti satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Audit Committee.”

ITEM 16B. Code of ethics

On September 11, 2018, our Board of Directors adopted a code of business conduct and ethics (the “Code of Ethics”) applicable to the board of directors and all employees of Arco. On November 21, 2019 our Board of Directors approved an amendment to the Code of Ethics applicable to the board of directors and all employees of Arco. An English translation of the Code of Ethics is included to this annual report as Exhibit 14.1.

Since its effective date on September 11, 2018, we have not waived compliance with the Code of Ethics.

ITEM 16C. Principal accountant fees and services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2019 and 2018. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2019, 2018 and 2017, and KPMG Auditores Independentes for the years ended 2016 and 2015.

	2019	2018
	(in thousands of reais)
Audit fees (1)	5,588.7	7.898,1
Audit related fees (2)	804.7	172.0
Tax fees (3)	—	73.5
All other fees (4)	709.0	—
Total	7,102.4	8,143.7

(1)	“Audit fees” include fees for (i) the audit of our annual consolidated financial statements, prepared in accordance with IFRS, as issued by the IASB; (ii) the audit of financial statements of the Company’s subsidiaries; (iii) the review of our interim financial statements for the three-month period ended March 31, 2019, for the six-month periods ended June 30, 2019 and for the nine-month periods September 30, 2019; (iv) the preparation and issuance of comfort letter in connection with Arco’s offerings; (v) the preparation and issuance of consent letter in connection with Arco’s registration statement pertaining to the Restricted Share Grant Plan.

(2)	“Audit-related fees” are in 2019 assessment services of internal controls in order to issue recommendation letter including deficiencies in design or implementation and in 2018 fees billed for IPO readiness assessment.

(3)	“Tax fees” are fees billed for professional services for tax compliance, tax advice and tax planning.

(4)	All other fees are related to are fees billed for K-12 market assessment service in Brazil.

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

Borrowing Powers

Arco’s directors may exercise all the powers of Arco to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Arco or of any third-party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).

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

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-85 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
2.1	Description of Securities registered under Section 12 of the Exchange Act.*
3.1	Memorandum and Articles of Association of Arco (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 2 to our registration statement on Form F-1 (File No. 333-227007) filed with the SEC on September 17, 2018).
10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-227007) filed with the SEC on August 24, 2018).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*
14.1	English translation of the Code of Ethics of Arco.*
21.1	List of subsidiaries.*
23.1	Consent of Ernst & Young Auditores Independentes S.S.*
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arco Platform Limited

March 31, 2020

By:	/s/ Ari de Sá Cavalcante Neto
Name:	Ari de Sá Cavalcante Neto
Title:	CEO

By:	/s/ David Peixoto dos Santos
Name:	David Peixoto dos Santos
Title:	CFO

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer and Chief Accounting Officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of our consolidated financial statements for external purposes, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2019, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, management has concluded that the Company did not maintain effective internal controls over general IT regarding their enterprise resource planning systems (ERP) as of December 31, 2019. The Company has recently implemented controls over the IT environment, hired experienced personnel and implemented policies and procedures, however these controls were not fully implemented as of December 31, 2019.

The control deficiency described above could result in a misstatement that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that such control deficiency constitutes a material weakness.

Management expects that the design and implementation of additional IT general controls and the remediation plan to be fully completed during 2020, however we cannot provide any assurance that these remediation efforts will be successful or that the company’s internal control over financial reporting will be effective as a result of these efforts.

This management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission.

March 31, 2020

/s/ Ari de Sá Cavalcante Neto	/s/ David Peixoto dos Santos
Ari de Sá Cavalcante Neto Chief Executive Officer	David Peixoto dos Santos Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Arco Platform Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

Adoption of IFRS 16

As discussed in Note 2.5 to the consolidated financial statements, the Company changed its method for recognizing leases in 2019, due to the adoption of IFRS 16 – Lease using the modified retrospective method of adoption.

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

Fortaleza, Brazil

March 16, 2020

Arco Platform Limited

Consolidated statements of financial position

As of December 31, 2019 and 2018

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	5	48,900	12,301
Financial investments	6	574,804	806,789
Trade receivables	7	329,428	136,611
Inventories	8	40,106	15,131
Recoverable taxes	9	15,612	11,227
Financial instruments from acquisition of interests	16	3,794	-
Related parties	10	1,298	-
Other assets		14,630	6,091
Total current assets		1,028,572	988,150
Non-current assets
Financial instruments from acquisition of interests	16	32,152	26,630
Deferred income tax	24	156,748	99,460
Recoverable taxes	9	6,613	1,033
Financial investments	6	4,690	4,370
Related parties	10	14,813	1,226
Other assets		14,399	1,060
Investments and interests in other entities	11	48,574	11,862
Property and equipment	12	21,328	13,347
Right-of-use assets	13	21,631	-
Intangible assets	14	1,811,903	187,740
Total non-current assets		2,132,851	346,728
Total assets		3,161,423	1,334,878
Liabilities
Current liabilities
Trade payables		34,521	14,845
Labor and social obligations	18	68,511	15,888
Taxes and contributions payable		7,508	2,555
Income taxes payable		52,038	17,294
Advances from customers		25,626	5,997
Lease liabilities	13	6,845	-
Loans and financing	15	98,561	-
Financial instruments from acquisition of interests	16	-	51
Accounts payable to selling shareholders	17	117,959	830
Other liabilities		607	428
Total current liabilities		412,176	57,888
Non-current liabilities
Labor and social obligations	18	2,801	-
Lease liabilities	13	19,012	-
Financial instruments from acquisition of interests	16	33,940	25,046
Provision for legal proceedings	28	251	131
Deferred income tax	24	-	1,378
Accounts payable to selling shareholders	17	1,098,273	180,551
Other liabilities		160	-
Total non-current liabilities		1,154,437	207,106
Total liabilities		1,566,613	264,994
Equity	19
Share capital		11	10
Capital reserve		1,607,622	1,089,505
Share-based compensation reserve		84,546	67,350
Accumulated losses		(97,369)	(86,687)
Equity attributable to equity holders of the parent		1,594,810	1,070,178
Non-controlling interests		-	(294)
Total equity		1,594,810	1,069,884
Total liabilities and equity		3,161,423	1,334,878

 The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of income (loss) and comprehensive income (loss)

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, except earnings per share)

	Notes	2019	2018	2017
Net revenue	21	572,837	380,981	244,382
Cost of sales	22	(117,258)	(80,745)	(58,517)

Gross profit		455,579	300,236	185,865

Selling expenses	22	(199,780)	(113,270)	(65,314)
General and administrative expenses	22	(191,438)	(129,754)	(48,931)
Other income (expenses), net		(6,287)	4,856	3,299

Operating profit		58,074	62,068	74,919

Finance income	23	72,047	36,618	12,531
Finance costs	23	(170,855)	(198,795)	(20,389)
Finance result	23	(98,808)	(162,177)	(7,858)

Share of loss of equity-accounted investees	11	(1,800)	(792)	(705)

Profit (loss) before income taxes		(42,534)	(100,901)	66,356
Income taxes - income (expense)
Current		(46,850)	(26,553)	(31,010)
Deferred		79,953	44,538	8,294
	24	33,103	17,985	(22,716)

Profit (loss) for the year		(9,431)	(82,916)	43,640

Other comprehensive income for the year		-	-	-
Total comprehensive income (loss) for the year		(9,431)	(82,916)	43,640

Profit (loss) attributable to
Equity holders of the parent		(9,431)	(82,380)	44,255
Non-controlling interests		-	(536)	(615)

Basic earnings per share - in Brazilian reais	20
Class A		(0.18)	(1.64)	0.88
Class B		(0.18)	(1.64)	0.88
Diluted earnings per share - in Brazilian reais	20
Class A		(0.18)	(1.64)	0.85
Class B		(0.18)	(1.64)	0.85

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balances at December 31, 2016	48,517	81,914	5,952	99,506	5,163	-	241,052	116	241,168

Profit (loss) for the year	-	-	-	-	-	44,255	44,255	(615)	43,640
Total comprehensive income	-	-	-	-	-	44,255	44,255	(615)	43,640
Dividends paid	-	-	-	(57,210)	-	-	(57,210)	-	(57,210)
Capital increase	7,380	78,768	-	-	-	-	86,148	-	86,148
Non-controlling interest increase	-	-	-	-	-	-	-	610	610
Share-based compensation plan	-	-	-	-	1,890	-	1,890	-	1,890
Legal reserve	-	-	2,213	-	-	(2,213)	-	-	-
Minimum mandatory dividends	-	-	-	-	-	(10,511)	(10,511)	-	(10,511)
Earnings retention	-	-	-	31,531	-	(31,531)	-	-	-

Balances at December 31, 2017	55,897	160,682	8,165	73,827	7,053	-	305,624	111	305,735
Change in accounting policy (Note 2.5)	-	-	-	-	-	(4,307)	(4,307)	-	(4,307)
Balances at January 1, 2018	55,897	160,682	8,165	73,827	7,053	(4,307)	301,317	111	301,428

Loss for the year	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Total comprehensive loss	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Corporate reorganization	(55,890)	63,444	(8,165)	(73,827)	-	-	(74,438)	-	(74,438)
GA Holding – tax benefit on tax deductible goodwill	-	46,314	-	-	-	-	46,314	-	46,314
Capital increase – Alfaco	-	3,091	-	-	-	-	3,091	-	3,091
Issuance of common shares in initial public offering	3	895,179	-	-	-	-	895,182	-	895,182
Share issuance costs	-	(79,205)	-	-	-	-	(79,205)	-	(79,205)
Non-controlling interest	-	-	-	-	-	-	-	131	131
Share-based compensation plan	-	-	-	-	60,297	-	60,297	-	60,297

Balances at December 31, 2018	10	1,089,505	-	-	67,350	(86,687)	1,070,178	(294)	1,069,884

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balances at December 31, 2018	10	1,089,505	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy (Note 2.5)	-	-	-	(1,251)	(1,251)	-	(1,251)
Balances at January 1, 2019	10	1,089,505	67,350	(87,938)	1,068,927	(294)	1,068,633

Loss for the year	-	-	-	(9,431)	(9,431)	-	(9,431)
Total comprehensive loss	-	-	-	(9,431)	(9,431)	-	(9,431)
Corporate reorganization (Note 2.2)	-	(36,624)	-	-	(36,624)	-	(36,624)
Tax benefit on tax deductible goodwill – reversion (Note 19d)	-	(46,314)	-	-	(46,314)	-	(46,314)
Capital increase (Note 19a)	1	13,829	-	-	13,830	-	13,830
Issuance of common shares in follow-on public offering (Note 1)	-	589,602	-	-	589,602	-	589,602
Share issuance costs (Note 1)	-	(18,223)	-	-	(18,223)	-	(18,223)
Non-controlling interest	-	-	-	-	-	294	294
Share-based compensation plan (Note 18)	-	-	33,043	-	33,043	-	33,043
Restricted stocks transferred	-	15,847	(15,847)	-	-	-	-

Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810	-	1,594,810

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of cash flows

For the years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian reais, unless otherwise stated)

	2019	2018	2017
Operating activities
Profit (loss) before income taxes	(42,534)	(100,901)	66,356
Adjustments to reconcile profit (loss) before income taxes
Depreciation and amortization	48,314	19,594	14,288
Inventory reserves	8,476	7,252	4,481
Allowance for doubtful accounts	17,392	9,588	5,227
Loss on sale/disposal of property and equipment and intangible	3,499	138	664
Fair value change in financial instruments from acquisition interests	(473)	(659)	6,657
Changes in accounts payable to selling shareholders	89,403	130,378	-
Share of loss of equity-accounted investees	1,800	792	705
Changes in fair value of step acquisitions	(3,708)	-	(1,184)
Share-based compensation plan	33,043	60,297	1,890
Interest accretion on acquisition liabilitiy	42,206	8,704	11,179
Income from non-cash equivalents	(45,797)	-	-
Interest on lease liabilities	1,489	-	-
Provision for legal proceedings	120	131	-
Provision for payroll taxes (restricted stock units)	8,333	-	-
Foreign exchange loss	555	34,435	-
Gain on sale of investment	(3,286)	-	-
Other financial cost/revenue, net	(1,360)	-	-
	157,472	169,749	110,263
Changes in assets and liabilities
Trade receivables	(136,407)	(57,020)	(24,347)
Inventories	(14,637)	(3,563)	(8,914)
Recoverable taxes	(8,494)	(3,807)	(2,777)
Other assets	(16,035)	(2,254)	(320)
Trade payables	8,455	10,256	(1,512)
Labor and social obligations	15,950	7,169	3,081
Taxes and contributions payable	1,951	1,476	553
Advances from customers	19,997	99	3,950
Other liabilities	(268)	(3,342)	(654)
Cash generated from operations	27,984	118,763	79,323

Income taxes paid	(34,747)	(26,639)	(16,673)
Interest paid on lease liabilities	(852)	-	-
Net cash flows from (used in) operating activities	(7,615)	92,124	62,650

Investing activities
Acquisition of property and equipment	(10,991)	(6,854)	(5,314)
Payment of investments and interests in other entities	(41,853)	(2,000)	(19,900)
Acquisition of subsidiaries, net of cash acquired	(798,885)	-	(28,347)
Payment of accounts payable to selling shareholders	-	(14,756)	-
Acquisition of intangible assets	(43,102)	(29,403)	(6,047)
Purchase of financial investments	277,389	(727,951)	(17,361)
Loans to related parties	(14,000)	-	(300)
Net cash flows used in investing activities	(631,442)	(780,964)	(77,269)

Financing activities
Capital increase	13,830	3,091	86,148
Capital increase - proceeds from public offering	589,602	895,182	-
Share issuance costs	(18,897)	(78,531)	-
Payment of lease liabilities	(4,407)	-	-
Payment of loans and financing	(563)	-	-
Loans and financing	97,574	-	-
Payment to owners to acquire entity’s shares	(928)	-	-
Dividends paid	-	(85,000)	(75,053)
Net cash flows from financing activities	676,211	734,742	11,095

Foreign exchange effects on cash and cash equivalents	(555)	(34,435)	-

Increase (decrease) in cash and cash equivalents	36,599	11,467	(3,524)

Cash and cash equivalents at the beginning of the year	12,301	834	4,358
Cash and cash equivalents at the end of the year	48,900	12,301	834
Increase (decrease) in cash and cash equivalents	36,599	11,467	(3,524)

The accompanying notes are part of the consolidated financial statements.

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including EAS Educação S.A. (“EAS”), which provides educational content from basic to secondary education (“K-12 curriculum”).

Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising and sale of educational content for private schools.

The Company has an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. Arco operates through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which educational content is provided in printed and digital format to private schools. The revenue is driven by the number of enrolled students at each customer using the solutions and the agreed upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, the Company benefits from high visibility in its net revenue and operating margin, which is calculated by dividing the operating profit by net revenue over a given period.

The address of the Company’s principal executive office is 2840 Rua Augusta, 11th Floor, Consolação, São Paulo, Brazil.

These consolidated financial statements were authorized for issue by the Board of Directors on March 16, 2020.

Follow-on public offering

On October 29, 2019, Arco completed a follow-on public offering. The public offering of 7,719,503 Class A common shares, consisted of 4,268,847 Class A common shares offered by certain selling shareholders of Arco (the “Selling Shareholders”), including General Atlantic Arco (Bermuda), L.P. (“GA”), and 3,450,656 Class A common shares offered by Arco. In addition, the underwriters purchased 661,112 Class A common shares, under the 30-day option agreement with GA to purchase up to 1,157,925 additional Class A common shares at the public offering price, less underwriting discounts and commissions. Arco did not receive any proceeds from the sale of Class A common shares by the Selling Shareholders.

The public offering price was US$43.00 per common share, for gross proceeds of US$331.9 million, for both, the selling shareholders and the Company. The Company received net proceeds of US$143,908 (or R$574,767), after deducting US$3,709 (or R$14,835)) in underwriting discounts and commissions. In addition, the Company incurred in the amount of R$ 3,387 for audit, consulting and legal services related to the offering.

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

Arco is a holding company and considers the currency of the local environment of the operational companies in Brazil as its functional currency, as this is the environment which drives the dividend income it receives, which is its primary source of revenue.

Therefore, the functional currency of the Company is the Brazilian real and the consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”). All amounts are rounded to the nearest thousands, except when otherwise indicated.

The consolidated financial statements provide comparative information in respect of the previous period.

2.2 Significant events during the year

During the year ended December 31, 2019, the Company had the following changes in its corporate organization:

(a)	Internal restructurings

Escola de Aplicação São José dos Campos Ltda.

On January 2, 2019, the Company agreed to sell its shares of Escola de Aplicação São José dos Campos Ltda., which is part of the Company’s Core segment, to its minority shareholders. The transaction price of R$ 3,741 will be received in 16 quarterly installments from January 2022 to October 2025, adjusted by the IGP-M (Brazilian general market price index issued by the FGV – “Fundação Getúlio Vargas”). The gain on sale of investment was R$ 3,286, and is classified in Other income (expenses) net in the statement of income.

SAE Digital S.A.

On February 1, 2019, EAS spun-off its investment in SAE Digital to a new holding company, which was subsequently merged by SAE Digital and its shares were issued to Arco Brazil. When EAS acquired SAE Digital, goodwill was treated as not deductible. However, after this transaction, SAE Digital has the tax benefit of the deductibility of the goodwill, which will generate a future tax benefit and a deferred tax asset of R$ 5,135. The deductible goodwill amounts to R$ 14,597. The net effect of R$ 9,462 was accounted for in equity.

Novagaúcha Editora e Livraria Ltda.

On March 31, 2019, Novagaúcha Editora e Livraria Ltda. was merged by Barra Américas Editora Ltda. The goodwill of this transaction is R$ 4,330 and was charged to equity. No tax benefit was generated in this transaction.

NS Ventures Participações Ltda. and NS Educação Ltda.

On May 1, 2019, continuing the corporate restructuring, SAE Digital merged NS Educação Ltda. (“NS Educação”) and NS Ventures Participações S.A. (“NS Ventures”). In 2017, when NS Ventures acquired a 30% interest in SAE Digital and a 100% interest in NS Educação, the goodwill was treated as not deductible; however, after this transaction, SAE Digital has the tax benefit of the deductibility of the goodwill, which will generate a future tax benefit and a deferred tax asset of R$ 11,762. The deductible goodwill amounts to R$ 34,594. The net effect of R$ 22,832 was accounted for in equity.

NLP Soluções Educacionais Ltda.

NLP Soluções Educacionais Ltda. (“Pleno”) is a subsidiary founded in 2019 through the contribution of 100% of the share capital of EAS Educação S.A. which is the subsidiary of Arco Brazil, its parent company. Pleno’s corporate purpose is to provide content to develop socio-emotional skills.

(b)	Acquisition of investments

Nave à Vela Ltda.

In May 2019, the Company acquired a 13.2% interest in Nave à Vela Ltda. (“Nave”) and such investment was accounted for under the equity method through October 2019, when the Company acquired control and Nave became a consolidated subsidiary of the Company with 51.0% interest in the share capital of Nave. See Note 4b.

EEM Licenciamento de Programas Educacionais Ltda.

On April 29, 2019, the Company acquired the control of EEM Licenciamento de Programas Educacionais Ltda. (“EEM”) by acquiring 100% of its outstanding ordinary shares and voting interests as described in Note 4a.

Sistema Positivo de Ensino

On May 7, 2019, the Company announced that it entered into a definitive agreement to acquire Sistema Positivo de Ensino (“Positivo”), one of the largest K-12 content providers to private schools in Brazil. Positivo is composed of seven entities as follows: Positivo Soluções Didáticas Ltda., Editora Piá Ltda., Osterreich Investimentos – Participações Societárias S.A., Mendel Investimentos – Participações Societárias S.A., Torino Investimentos – Participações Societárias S.A., Remare Investimentos – Participações Societárias S.A., Fahe Investimentos – Participações Societárias S.A.

On November 1, 2019 the Company concluded the transaction through its subsidiary EAS and, on the same date, acquired control of Positivo. See Note 4c.

Geekie Desenvolvimento de Softwares S.A.

In 2019, Arco acquired an additional 31% interest in the share capital of Geekie through a capital increase and the purchase of minority shareholders increasing its total interest to 37.5% as descried in Note 11.

2.3 Basis of consolidation and investments in associates and joint ventures

The consolidated financial statements comprise the financial statements of the Company as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017.

The table below is a list of the Company’s subsidiaries, associates and joint venture:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2019	2018	2017
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	100.0%	-
EAS Educação S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Arco Ventures S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Escola de Aplicação São José dos Campos Ltda.	Educational services	Brazil	Subsidiary	-	69.6%	69.6%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%	51.5%
NS Ventures Participações Ltda.	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
NS Educação Ltda.	Educational content	Brazil	Subsidiary	-	100.0%	100.0%
Nave à Vela Ltda.	Educational content	Brazil	Subsidiary	51.0%	-	-
EEM Licenciamento de Programas Educacionais Ltda.	Educational technology	Brazil	Subsidiary	100.0%	-	-
NLP Soluções Educacionais Ltda.	Educational content	Brazil	Subsidiary	100.0%	-	-
Sistema Positivo de Ensino	Educational content	Brazil	Subsidiary	100.0%	-	-
WPensar S.A.	Educational technology	Brazil	Joint venture	25.0%	25.0%	25.0%
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Associate	37,5%	8.05%	6.5%

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, and any resulting gain or loss is recognized in profit or loss.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and financial position, respectively.

2.4 Summary of significant accounting policies

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each segment that is expected to benefit from the combination.

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

The current Brazilian tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a corporate reorganization occurs after acquisition by the Company (i.e. when the Company merges or spins off the businesses acquired). Until such action occurs, the tax and accounting bases of the net assets acquired are the same as of the acquisition date and no deferred tax effects are recognized.

Certain acquired subsidiaries utilize the presumed profit regime as described in Note 24.a to calculate income taxes. Under this regime, there is no difference between the carrying amount and related tax basis of assets and liabilities and therefore no deferred income taxes were recorded in these financial statements at acquisition date or any subsequent periods.

b) Investment in associates and joint venture

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

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

Under the equity method of accounting, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint ventures is included in the carrying amount of the investment and is not tested for impairment separately.

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

c) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

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

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability; or
•	in the absence of a principal market, in the most advantageous market for the asset or liability.

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

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

e) Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

f) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price under IFRS 15.

For a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income (OCI), it should give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: amortized cost or fair value through profit or loss. There are no financial assets designated as fair value through OCI.

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

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

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

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Disclosures for significant assumptions - Note 3

•	Trade receivables, including contract assets - Note 7

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

The Company considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

g) Financial liabilities

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

The Company’s financial liabilities include trade payables, loans and borrowings, financial instruments from acquisition of interests and accounts payable to selling shareholders.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	Financial liabilities at fair value through profit or loss

•	Financial liabilities at amortized cost (loans and borrowings)

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of income (loss).

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income (loss).

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

h) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

i) Derivative financial instruments

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

j) Cash and cash equivalents

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

k) Inventories

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

The inventory reserve for educational material is calculated based on their expected net realizable value. Inventory reserve corresponds to a reserve for inventory obsolescence and is recorded in cost of sales. It is estimated based on the amount of educational materials from prior collections which are no longer used for sale and educational materials which the Company expects will not be sold based on the actual sales. In determining the inventory reserve, the Company considers management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently in stock.

l) Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10%
Vehicles	20%
Furniture and fixtures	10%
IT equipment	20%
Facilities	10%
Leasehold improvements	20% to 33%

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

m) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term, as follows:

Buildings	1 to 10 years
Equipment	4 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

n) Intangible assets

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

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income (loss).

o) Impairment of non-financial asset

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

•	Disclosures for significant assumptions - Note 3

•	Property and equipment - Note 12

•	Intangible assets - Note 14

•	Goodwill and intangible assets with indefinite lives - Note 14

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

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. An operating segment is the lowest level within the Company at which the goodwill is monitored for internal management purposes and therefore impairment tests of goodwill have been carried out at each operating segment level. Impairment is determined for goodwill by assessing the recoverable amount of each operating segment to which the goodwill relates. When the recoverable amount is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

p) Provisions

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

q) Cash dividend

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

r) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

s) Share-based payments

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

t) Revenue from contracts with customers

Revenue from sale of education content

The Company sells educational content to private schools, which is delivered through printed and digital formats to private school. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services., i.e., at the moment it delivers the content to private schools in printed and digital format. The technology is provided solely in support of the best use of its content. Both printed and digital content are the same.

The digital content, including its features, is provided with the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. The digital content and related features are an evolution from a totally printed methodology to a broader approach and will continue to evolve and change in the coming years but are currently still deeply entwined with the printed content.

The Company generates substantially all its revenue from contracts that have an average term of three years, pursuant to which the Company provides educational content in printed and digital format to private schools. The Company’s revenue is driven by the number of enrolled students at each customer using the solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. Each contract contemplates penalties ranging between 20% to 100% of the remaining total value of the contract in the event of termination. However, the content already delivered to the private schools is not returned to the Company unless the return conditions in the following paragraph are met.

Pursuant to the terms of the contracts with the schools, they are required, by the end of November of each year, to provide the Company with an estimate of the number of enrolled students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its educational content. Since the contracts with the schools allows product returns or increase in the number of enrolled students up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. A right of return asset (and corresponding adjustment to cost of sales) is also recognized for the right to recover the goods from the customer.

The asset is measured at the former carrying amount of the inventory, less any expected costs to recover the goods and any potential decreases in value. The Company updates the measurement of the asset for any revisions to the expected level of returns and any additional decreases in the value of the returned products.

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

u) Taxes

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

2.5	Changes in accounting policies and disclosures

Except for new standards IFRS 16 and IFRIC 23, which are discussed below, the other amendments to standards that apply from January 1, 2019 are primarily clarifications and none required a change in the Company’s accounting policies.

Additionally, the Company has not early adopted any new standards, amendments or interpretations that are effective after December 31, 2019. It does not expect that these standards, amendments or interpretations will have a material effect on the Company’s financial statements.

New and amended IFRS standards and interpretations that are effective beginning on January 1, 2019

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized in retained earnings at the date of initial application. The Company elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption IFRS 16 as at January 1, 2019 is as follows:

Assets

Right-of-use assets	18,225
Deferred tax assets	613
Total assets	18,838

Liabilities
Lease liabilities	20,089
Total liabilities	20,089

Total adjustment on equity:
Retained earnings	(1,251)

a)	Nature of the effect of adoption of IFRS16

The Company has lease contracts for properties. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Company did not have finance leases as of December 31, 2018. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under Other assets and Trade payables, respectively. Upon adoption of IFRS 16, the Company applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Company.

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

✓	Used an intrinsic discount rate, according to the characteristics for each lease;

✓	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

✓	Applied the short-term leases and low-value assets exemptions to leases at the date of initial application;

✓	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

✓	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as at December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	27,397
Weighted average incremental borrowing rate as at January 1, 2019	11.04%
Discounted operating lease commitments at January 1, 2019	20,642
Less:
Commitments related to sale of Escola de Aplicação São José dos Campos Ltda.	(553)
Lease liabilities as at January 1, 2019	20,089

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed.

The Company applies significant judgement in identifying uncertainties over income tax treatments.

Upon adoption of the Interpretation, the Company considered whether it has any uncertain tax positions. The Company applied the interpretation and concluded, based on its tax compliance that it is probable that its tax treatments will be accepted by the taxation authorities and did not have a significant impact on the consolidated financial statements.

3	Significant accounting judgements, estimates and assumptions

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

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management - Note 27

•	Financial instruments risk management – Notes 26 and 27

•	Sensitivity analyses disclosures - Note 27

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGU exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. The Company determined that its operating segment is the cash generating unit. These estimates are most relevant to goodwill that are recognized by the Company. The key assumptions used to determine the recoverable amount for the different operating segments, including a sensitivity analysis, are disclosed and further explained in Note 14.

Provision for expected credit losses of trade receivables and contract assets

The Company uses a provision matrix to calculate ECLs for trade receivables and contract assets. The provision rates are based on days past due for customer. The provision matrix is initially based on the Company’s historical observed default rates. The Company calibrates the matrix to adjust the historical credit loss experience with forward-looking information.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future. The information about the ECLs on the Company’s trade receivables and contract assets is disclosed in Note 7.

Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Black & Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 18b.

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

The Company has R$ 4,066 (2018: R$ 10,427) of unrecognized unused tax loss carryforwards as of December 31, 2019 related to a subsidiary that has a history of losses. Such unused tax loss carryforwards do not expire and may not be used to offset taxable income of other subsidiaries of the Company. See Note 24.

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 26 for further disclosures.

Contingent consideration, resulting from business combinations, is valued at fair value as of the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured at each reporting date. This determination of fair value is based on discounted cash flows. The key assumptions taken into consideration are the probability of meeting each performance target and the discount factor (see Notes 6 and 26 for additional information).

Any contingent consideration is classified as financial instruments from acquisition of interests (see Note 16).

4	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2019			2017
	EEM	Nave	Positivo	NS Educação	International School
Assets
Cash and cash and equivalents	219	1,565	37,635	1	689
Trade receivables	126	896	72,780	-	10,576
Inventories	-	897	13,664	-	1,837
Recoverable taxes	12	7	99	-	173
Deferred taxes	-	-	7,518	-	-
Other assets	14	284	1,526	-	470
Property and equipment	80	292	4,760	-	323
Right-of-use assets	-	-	5,241	-	-
Intangible assets	5,866	19,009	773,134	9,707	29,736
	6,317	22,950	916,357	9,708	43,804

Liabilities
Trade payables	(48)	(271)	(12,463)	-	(2,327)
Labor and social obligations	(240)	(1,444)	(29,607)	-	(696)
Taxes and contributions payable	(109)	(50)	(2,937)	-	(119)
Income taxes payable	-	(2)	(22,643)	-	(410)
Leases	-	-	(5,374)	-	-
Loans and financing	(548)	-	-	-	-
Other liabilities	(156)	(546)	-	-	(340)
	(1,101)	(2,313)	(73,024)	-	(3,892)
Total identifiable net assets at fair value	5,216	20,637	843,333	9,708	39,912
Goodwill arising on acquisition	13,069	37,557	830,028	28,826	27,598
Purchase consideration transferred	18,285	58,194	1,673,361	38,534	67,510
Cash paid	16,355	21,098	800,851	29,037	-
Capital contribution	-	-	-	-	5,300
Forward contract of controlling interest at acquisition	-	29,728	-	-	30,144
Retained payments	1,930	-	872,510	-	-
Deferred payments	-	-	-	9,497	-
Fair value of previously held interest in a step acquisition	-	7,368	-	-	32,066
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(649)	(467)	(27,389)	(498)	(85)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(16,136)	(19,533)	(763,216)	(29,036)	689

(a)	EEM Licenciamento de Programas Educacionais S.A. (“Escola em Movimento”)

On April 29, 2019, the Company agreed to acquire control of Escola em Movimento, by acquiring 100% of its outstanding ordinary shares and voting interests. The Company acquired Escola em Movimento to expand both its existing product portfolio and customer base. The acquisition was subject to CADE’s approval, the Brazilian anti-trust agency, which was a condition precedent for closing the acquisition. CADE approved the acquisition in May 2019, and the transaction closing date occurred on June 4, 2019.

Escola em Movimento is an application developer that enhances communication between schools and parents.

The purchase consideration transferred was R$ 18,285. The amount of R$ 16,095 was paid on the acquisition date; R$260 was paid on September 29, 2019 and R$ 1,930 has been retained for the period of 2 years as a guarantee for the payment of any contingent liabilities that may arise. Any remaining balance will be transferred to the former owners of the acquired entity. The amount will be released in two equal annual installments R$ 965, adjusted by the Brazilian basic interest rate (SELIC).

The Company did not recognize deferred taxes related to the business combination because the tax basis and accounting basis, including fair value adjustments, were the same at the acquisition date.

Goodwill

The goodwill recorded on the acquisition was R$ 13,069 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Escola em Movimento with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 649 were expensed and are included in general and administrative expenses on December 31, 2019.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.
Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

From the date of acquisition, EEM contributed with R$ 2,395 of net revenue and with R$ 2,918 of loss before income taxes for the year ended December 31, 2019 to the Company. If the combination had taken place at the beginning of the year ended December 31, 2019, net revenue would have been R$ 574,391 and loss before income taxes for the Company would have been R$ 43,095.

(b)	Nave à Vela Ltda. (“Nave)

Nave à Vela (“Nave”) is a 2019 Arco Platform acquisition. Based on the trend that education focuses more on the development of competence-based learning than the traditional content knowledge-based, Arco decided to invest in Nave. Nave offers a competence-based learning solution, with a proprietary, high-quality content and methodology fully integrated with K12 curriculum.

Arco bought as a first step a 13,2% stake in the target entity in May 2019 for R$ 4,200. Included in the original purchase agreement, Arco agreed to acquire 100% of Nave over the next three years in three tranches (subject to price adjustments, net of debt at each closing date). Pursuant to the investment and share purchase agreement for the acquisition of Nave, Arco purchased an additional 37.8% on October 29, 2019.

The Company therefore owned 51% interest and concluded it had control and consolidated Nave as a majority owned subsidiary.

The purchase consideration transferred was R$ 58,194, which is composed for R$ 21,098 paid at the acquisition date, R$ 29,728 regarding a forward contract that will be paid over the next 2 years and R$ 7,368 regarding a fair value of previously held interest in a step acquisition. At the date of acquisition, the carrying amount of the investment previously held interest was R$ 3,660, resulting in a gain in step acquisition of R$ 3,708. The price of the exercise of the option is variable and conditioned to the performance of the entity, the price of the option is based on a revenue multiple.

The breakdown purchase consideration is as follows:

At acquisition date
Cash paid	21,098
Fair value of previously held investment	7,368
Fair value of forward contract	29,728
Consideration transferred	58,194

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill acquired on the acquisition was R$ 37,557 and is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Nave with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 467 were expensed and are included in general and administrative expenses on December 31, 2019.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

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

Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational system being owned.

From the date of acquisition, Nave contributed with R$ 7,147 of net revenue and with R$ 3,379 of profit before income taxes for the year ended December 31, 2019 to the Company. If the combination had taken place at the beginning of the year ended December 31, 2019, net revenue would have been R$ 580,276 and loss before income taxes for the Company would have been R$ 44,603.

(c)	Sistema Positivo de Ensino (“Positivo”)

On May 7, 2019, the Company announced that it entered into a definitive agreement to acquire Sistema Positivo de Ensino (Positivo), one of the largest K-12 content providers to private schools in Brazil.

The transaction was subject to customary closing conditions, including antitrust and other regulatory approvals in Brazil. After the final antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, which occurred on October 23, 2019, Arco concluded the transaction on November 1, 2019. Accordingly, in that date, the Company, through its subsidiary EAS, acquired control of Positivo.

On November 1, 2019, the Company updated the amount of the contract by CDI from March 31 to October 31, 2019, to R$ 1,745,160. The 50% due on the closing date of the transaction, was reduced by restricted values (movements outside the normal course of business), corresponding to R$ 71,729. The acquisition has been approved by the Boards of Directors of both Arco and Positivo.

The amount of R$ 800,851 was paid on the acquisition date, and net of the restricted values, this amount corresponds to 50% of the purchase. The remaining 50% will be paid over 5 years, 20% payable in 2021 and 2022, and 30% payable in 2023 and 2024, all adjusted by the Brazilian Interbank Certificate of Deposit rate (CDI).

To guarantee the remaining debt, the Company signed a guarantee letter with Bradesco bank.

The Company did not recognize deferred taxes related to business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the acquisition date.

Goodwill

The goodwill recorded on the acquisition was R$ 830,028 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purpose of impairment testing, the goodwill has been allocated to the Core operating segment regarding operations of educational content and to the Supplemental operating segment for the activities from Positvo English School, the bilingual content.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Positivo with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 27,389 were expensed and are included in general and administrative expenses on December 31, 2019.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

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

Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational system being owned.
Educational platform	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.

From the date of acquisition, Positivo contributed with R$ 80,100 of net revenue and with R$ 25,641 of profit before income taxes for the year ended December 31, 2019 to the Company. If the combination had taken place at the beginning of the year ended December 31, 2019, net revenue would have been R$ 884,504 and profit before income taxes for the Company would have been R$ 78,128.

(d)	NS Educação Ltda. (“NS Educação”)

On September 28, 2017, the Company acquired control of NS Educação Ltda. (“NS Educação”) by acquiring 100% of its shares. NS Educação is a private company which sells educational content under the trademark “Universitário”. NS Educação is a content provider to middle class private schools in Brazil and represented an opportunity for the Company to achieve a greater scale and improve its margin.

The purchase consideration transferred amounted to R$ 38,534, comprised of cash consideration in the amount of R$ 29,037, which was paid on the date of acquisition and a deferred payment in the amount of R$ 7,302, which has been retained in an escrow account for the period of 5 years as a guarantee for the payment of any contingent liabilities that may arise. Any remaining balance will be transferred to the former owners of the acquired entity. The amount will be released in annual installments adjusted by the interest from Interbank certificates of deposit (“CDI”).

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

From the date of acquisition, NS Educação had no revenue due to the implementation process and seasonality and contributed with a loss before income taxes of R$ 1,050 for the year ended December 31, 2017. If the acquisition had taken place at the beginning of the year December 31, 2017, net revenue of the Company would have been R$ 258,848 and profit before income taxes for the Company would have been R$ 70,357.

(e)	International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A. (“International School”)

International School represented an opportunity for the Company to enter the English as a second language and bilingual teaching market. The acquisition is intended purpose to provide additional value-added content to the Company’s customers. International School has a proprietary English content solution developed for in-school programs for private schools and a professional staff that is highly qualified to develop the product and provide support to International School’s customers.

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

In addition, the contract agreement established that the Company would only have control over the remaining 60% shares when the option was exercised. Therefore, the Company did not consolidate the investment in International School and the put and call was accounted as a forward contract marked at fair value. As of December 31, 2016, the investment was accounted for as an equity method investment and a goodwill of R$4,200 was recorded as part the investment.

On January 23, 2017, the Company acquired an additional 11.48% interest in International School, through the capitalization of advances for future capital increases amounting to R$ 5,300, that the Company paid in cash in 2016. This resulted in the dilution of the other shareholders and increasing its ownership from 40% to 51.48% and in obtaining control of International School. The financial statements of International School were consolidated from the date the Company acquired control and the acquisition was accounted for as a business combination.

On January 23, 2017, upon acquiring control of International School, the Company and the former controlling shareholder agreed to amend the exercise dates of the call and put options originally issued in 2015. In accordance with the investment agreement, as amended, the shareholders agreed that the put and call options on the 25% of the remaining interest held by the non-controlling shareholders would be exercised in the period between January 1, 2020 and April 30, 2020 and the International School audit report released up to March 31, 2020. The put and call on the remaining 23.52% would be exercised in the period between January 1, 2021 and April 30, 2021.

Additionally, the exercise price and purchase mechanics were also amended as follows:

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

ii)	The exercise price for the remaining 23.52% was determined to be 30% x 10 x EBITDA for the 2020 school year discounting any debts and cash values; and

iii)	Anticipation of the purchase mechanics in case of an initial public offering of EAS.

The terms of the options were assessed to determine whether or not they expose the Company to the risks and rewards associated with the actual ownership of such shares during the period of the option contract. Because the terms of the put and call options are symmetrical, the Company concluded that it is virtually certain that either the Company or the non-controlling shareholder would exercise the option because it will be in the economic interests of one of them to do so.

The Company accounted for the call and put options under the anticipated-acquisition method, and the non-controlling interest subject to the put or call options is deemed to have been acquired at the date of acquisition of the control. Accordingly, upon obtaining control, the Company also consolidated the interest currently legally held by the non-controlling shareholder and recognized a financial liability that would be eventually settled when the put or call option is exercised.

The financial liability was recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 21.0%. See note 28 for more information regarding the acquisition of the remaining share interest in International School.

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

From the date of acquisition, International School contributed with R$ 25,382 of net revenue and with R$ 7,465 of profit before income taxes for the year ended December 31, 2017 to the Company. If the acquisition had taken place at the beginning of the year ended December 31, 2017, net revenue would have been R$ 244,426 and profit before income taxes for the Company would have been R$ 67,024. See Note 28 for further information.

5	Cash and cash equivalents

	2019	2018
Cash and bank deposits	2,838	366
Cash equivalents and bank deposits in foreign currency (a)	23,346	3,615
Cash equivalents (b)	22,716	8,320
	48,900	12,301

(a)	Short-term deposits (mainly follow-on proceeds) maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of December 31, 2019, the average interest on these CDB are equivalent to 30.0% (2018: 61.7%) of the Interbank Certificates of Deposit (“CDI”). These funds are available for immediate use and have insignificant risk of changes in value.

6	Financial investments

	2019	2018
Financial investments (a)	577,398	810,812
Financial investments in foreign currency	1,629	-
Other	467	347
	579,494	811,159
Current	574,804	806,789
Non-current	4,690	4,370

(a)	Financial investments correspond to investments in non-exclusive funds managed by highly rated financial institutions. As of December 31, 2019, the average interest on these funds are equivalent to 99.86% (2018: 100.9%) of the CDI. The average CDI rate during the nine-month period was 0.48% per month.

7	Trade receivables

	2019	2018
From sales of educational content	354,968	146,114
From related parties (Note 10)	4,511	3,916
	359,479	150,030
(-) Allowance for doubtful accounts	(30,051)	(13,419)
	329,428	136,611

As of December 31, 2019, and 2018, the aging of trade receivables was as follows:

	2019	2018
Neither past due nor impaired	299,159	127,387

Past due	60,320	22,643

1 to 60 days	18,931	8,931
61 to 90 days	6,865	3,868
91 to 120 days	6,414	1,978
121 to 180 days	9,904	3,173
More than 180 days	18,206	4,693
	359,479	150,030

The movement in the allowance for doubtful accounts for the years ended December 31, 2019 and 2018, was as follows:

	2019	2018	2017
Balance at beginning of the year	(13,419)	(10,290)	(5,386)
Change in accounting policy – IFRS 9	-	-	(5,757)
Additions	(17,392)	(9,588)	(5,227)
Receivables written off during the period as uncollectible	760	6,459	6,080
Balance at end of year	(30,051)	(13,419)	(10,290)

8	Inventories

	2019	2018
Educational content	24,535	8,335
Educational content in progress (a)	12,837	6,205
Consumables and supplies	835	286
Inventories held by third parties	1,899	305
	40,106	15,131

(a)	Costs being incurred to develop educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the years ended December 31, 2019, 2018 and 2017 was as follows:

	2019	2018	2017
Balance at beginning of the year	(4,403)	(2,047)	(1,073)
Inventory reserve	(8,476)	(7,252)	(4,481)
Write-off of inventories against reserve	6,362	4,896	3,507
Balance at end of year	(6,517)	(4,403)	(2,047)

9	Recoverable taxes

	2019	2018
Withholding Income Tax (IRRF) on financial investments (a)	637	5,291
Recoverable IRPJ and CSLL	17,456	5,520
Recoverable PIS and COFINS	2,501	1,223
Other recoverable taxes	1,631	226
	22,225	12,260
Current	15,612	11,227
Non-current	6,613	1,033

(a)	Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

10	Related parties

The table below summarizes the balances and transactions with related parties:

	2019	2018
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	4,511	3,916
	4,511	3,916
Other assets
General Atlantic Arco (Bermuda), L.P. (b)	4,109	-
	4,109	-
Loans to related parties
WPensar S.A. (c)	1,298	1,226
Loans - Geekie (d)	4,231	-
Debentures – Geekie (d)	10,582	-
	16,111	1,226
Current	1,298	-
Non-current	14,813	1,226

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(1)	-
	(1)	-

	2019	2018	2017
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	8,805	8,234	8,895
Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (e)	(8)	(13)	(21)

Finance income
WPensar S.A. (c)	72	-	-
Geekie (d)	813	-	-
	885	-	-

(a)	Arco Ventures S.A. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. The price applied is equivalent to that practiced in the market, being competitive transactions.

(b)	The amount refers to underwriting discounts and commissions incurred for issuing shares with the follow-on public of Class A shares of the selling shareholder GA, as described in Note 1.

(c)	The amounts receivable from WPensar S.A. are related to loan agreements and are indexed to the Brazilian Sistema Especial de Liquidação e Custódia (SELIC) interest rate and have a due date in July 2020. During 2019, the Company recognized R$ 72 of interest income.

(d)	On January 17, 2019, the Company entered into an agreement with its associated company, Geekie Desenvolvimento de Softwares S.A. (“Geekie”) buying 100,000 debentures issued at same date at par value of R$ 100.00 (hundred reais) each, totaling R$ 10,000. During 2019, the Company recognized R$ 582 of interest income. The debentures are due in June 2022 and bear interest of 110% of the CDI. The debentures are convertible in shares at the option of Arco at maturity similar to same terms of the call and put options presented in the investment agreement.

On the same date, the Company lent R$ 4,000 to Geekie Partners S.A., the controlling shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest on Geekie’s shares as collateral to the transaction. During 2019, the Company recognized R$ 231 of interest income.

The transactions totaled R$ 14,000 and are intended to support Geekie’s working capital needs.

(e)	Arco Ventures S.A. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder. The agreement was terminated in February 2020.

Key management personnel compensation

Key management personnel compensation comprised the following:

	2019	2018	2017
Short-term employee benefits	13,732	9,436	5,321
Stock options	-	59,747	1,359
Restricted stock units	66,429	-	-
	80,161	69,183	6,680

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 18b).

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

On September 20, 2019, Arco acquired acquired 0.96% of interest in the share capital of Geekie through a capital increase of R$1,218 increasing our total interest to 9.01%. On October 14, 2019, Arco acquired an additional 1.92% interest in the share capital of Geekie through a capital increase of R$2,500 increasing our total interest to 10.92%. In addition, on October 25, 2019, Arco acquired an additional 18.44% interest in the share capital of Geekie from a minority shareholder for R$21,892 increasing our total interest to 29.36%. On November 15, 2019, Arco acquired an additional 1.17% interest in the share capital of Geekie through a capital increase of R$2,000 increasing our total interest to 30.53%. In December 2019, Arco acquired an additional 7.00% interest in the share capital of Geekie through a capital increase of R$ 4,282 and the purchase of minority shareholders for R$ 5,761 increasing its total interest to 37.53% as of December 31, 2019.

In addition, the Company has a call option to acquire the remaining 62.47% in Geekie that can be exercised in the period beginning on May 1, 2022, through May 31, 2022. The selling shareholders have a put option to sell their 62.47% interest in Geekie that can be exercised during the same period. The exercise price is determined by the greater of:

•	The multiple of the Company’s EBITDA for 2021 multiplied by Geekie’s EBITDA, including any cash or debt; or

•	10 times Geekie´s EBITDA for 2021, less net debt.

If the Company decides to exercise the option to acquire the remaining interest, the settlement may be performed in up to 50% in shares of EAS.

The call and put options were recorded at fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value is recognized as finance income (costs) in the statement of income (loss).

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

	2019				2018
	WPensar	Geekie	Nave	Total	Total
At beginning of the period	3,237	8,625	-	11,862	12,654
Capital contributions	-	10,000	4,200	14,200	-
Acquisition from a minority shareholder	-	27,653	-	27,653	-
Gain of changes in ownership	-	319	-	319	-
Share of loss of equity-accounted investees	(188)	(1,072)	(540)	(1,800)	(792)
Consolidation on the acquisition of control	-	-	(3,660)	(3,660)	-
At end of the period	3,049	45,525	-	48,574	11,862

Percentage of ownership	25.0%	37.5%	51.0%

(ii)	Selected financial information for associates and joint ventures

	Geekie	WPensar
December 31, 2019
Current assets	8,444	1,619
Non-current assets	17,983	1,687
Current liabilities	5,042	268
Non-current liabilities	10,964	1,240
Equity	10,421	1,798
Net revenue	14,266	4,200
Costs and expenses (*)	(25,848)	(3,985)
Profit (loss) for the year	(11,582)	215
December 31, 2018
Current assets	5,215	1,625
Non-current assets	12,174	1,414
Current liabilities	7,681	286
Non-current liabilities	-	1,170
Equity	9,708	1,583
Net revenue	11,084	3,965
Costs and expenses (*)	(18,299)	(4,015)
Loss for the year	(7,215)	(50)
December 31, 2017
Current assets	8,937	1,615
Non-current assets	11,503	1,394
Current liabilities	5,276	284
Non-current liabilities	-	1,091
Equity	15,164	1,634
Net revenue	14,329	3,687
Costs and expenses (*)	(15,865)	(3,598)
Profit (loss) for the year	(1,536)	89

(*)	Comprise costs, selling and administrative expenses, finance result, other expenses and income tax and social contribution.

12	Property and equipment

Reconciliation of carrying amount:

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total
Cost
As of December 31, 2017	843	191	1,758	3,047	313	4,387	2,387	12,926
Additions	87	-	589	2,096	12	258	3,812	6,854
Disposals	(34)	-	(51)	(63)	-	(7)	-	(155)
As of December 31, 2018	896	191	2,296	5,080	325	4,638	6,199	19,625
Additions	215	-	636	2,529	45	4,663	2,903	10,991
Disposals	(17)	(70)	(895)	(3,061)	(290)	(184)	(1,076)	(5,593)
Business combination	213	-	517	2,775	-	1,627	-	5,132
Sale of Escola de Aplicação São José dos Campos Ltda.	(50)	-	(201)	(51)	-	(710)	-	(1,012)
Write-offs	-	-	-	-	-	-	(792)	(792)
As of December 31, 2019	1,257	121	2,353	7,272	80	10,034	7,234	28,351

Depreciation
As of December 31, 2017	(170)	(120)	(324)	(1,187)	(65)	(790)	(1,191)	(3,847)
Depreciation charge for the year	(84)	(24)	(203)	(740)	(35)	(484)	(878)	(2,448)
Disposals	-	-	-	17	-	-	-	17
As of December 31, 2018	(254)	(144)	(527)	(1,910)	(100)	(1,274)	(2,069)	(6,278)
Depreciation charge for the period	(91)	(24)	(254)	(1,211)	(34)	(1,161)	(1,580)	(4,355)
Depreciation of disposals	114	68	368	1,709	108	60	972	3,399
Sale of Escola de Aplicação São José dos Campos Ltda.	10	-	34	17	-	150	-	211
As of December 31, 2019	(221)	(100)	(379)	(1,395)	(26)	(2,225)	(2,677)	(7,023)

Net book value
As of December 31, 2018	642	47	1,769	3,170	225	3,364	4,130	13,347
As of December 31, 2019	1,036	21	1,974	5,877	54	7,809	4,557	21,328

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2019, 2018 and 2017.

13	Leases

The balance sheet shows the following amounts relating to leases:

2019
Right-of-use assets
Properties	21,518
Machinery and equipment	113
21,631

2019
Lease liabilities *
Current	6,845
Non-current	19,012
25,857

* For the adjustments recognized on adoption of IFRS 16 on January 1, 2019, see Note 2.5.

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets – Properties	Lease Liabilities
As at January 1, 2019	18,225	(20,089)
Additions	4,502	(4,502)
Lease modification	(338)	338
Depreciation expense	(5,999)	-
Business combination	5,241	(5,374)
Interest expense	-	(1,489)
Payments of lease liabilities	-	4,407
Interest paid	-	852
As at December 31, 2019	21,631	(25,857)

Average annual depreciation rate	23,7%

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,613 for the year period ended December 31, 2019.

14	Intangible assets and goodwill

	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non-compete agreement	In Progress	Total
Cost
As of December 31, 2017	89,634	15,263	23,045	36,656	4,948	1,393	19,115	3,942	1,097	-	195,093
Acquisitions	-	-	-	-	7,744	1,415	62	17,969	-	2,213	29,403
As of December 31, 2018	89,634	15,263	23,045	36,656	12,692	2,808	19,177	21,911	1,097	2,213	224,496
Corporate restructuring (Note 2.2)	(53,521)	-	-	-	-	-	-	-	-	-	(53,521)
Acquisitions	-	-	-	-	8,377	4,441	-	23,634	309	6,341	43,102
Disposals	-	-	-	-	-	-	-	(1,841)	-	-	(1,841)
Acquisitions through business combinations	880,654	-	183,926	214,567	-	11,163	336,121	24,728	6,897	20,607	1,678,663
Transfer	-	-	-	-	-	-	-	19,555	-	(19,555)	-
As of December 31, 2019	916,767	15,263	206,971	251,223	21,069	18,412	355,298	87,987	8,303	9,606	1,890,899

Amortization
As of December 31, 2017	-	(2,767)	(4,924)	(6,127)	(1,321)	(273)	(2,670)	(1,473)	(55)	-	(19,610)
Amortization	-	(1,182)	(2,636)	(6,589)	(2,618)	(375)	(1,140)	(2,387)	(219)	-	(17,146)
As of December 31, 2018	-	(3,949)	(7,560)	(12,716)	(3,939)	(648)	(3,810)	(3,860)	(274)	-	(36,756)
Amortization	-	(1,342)	(6,450)	(9,518)	(7,743)	(2,307)	(4,431)	(10,449)	(536)	-	(42,776)
Amortization of disposals	-	-	-	-	-	-	-	536	-	-	536
As of December 31, 2019	-	(5,291)	(14,010)	(22,234)	(11,682)	(2,955)	(8,241)	(13,773)	(810)	-	(78,996)

Net book value
As of December 31, 2018	89,634	11,314	15,485	23,940	8,753	2,160	15,367	18,051	823	2,213	187,740
As of December 31, 2019	916,767	9,972	192,961	228,989	9,387	15,457	347,057	74,214	7,493	9,606	1,811,903

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	2019	2018
Core	755,539	62,036
Supplemental	161,228	27,598
	916,767	89,634

Impairment test for goodwill

The Company performed its annual impairment test on December 31, 2019 and 2018. The Company tests at least annually the recoverability of the carrying amount of each operating segment. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

Goodwill is monitored by management at the level of cash generating unit, which is the same of the two operating segments. The Core and Supplemental operating segments had an important cash flow improvement as they have increased their number of students and achieved greater scale that positively impact the gross margin.

The Company’s management estimates future gross margin based on past performance and its expectations of market developments. The discount rates used are pre-tax and reflect the specific risks associated with the segment being tested.

The value-in-use calculation is based on cash flow projections and financial budgets approved by management for a period of five years. Cash flows beyond the five-year period were extrapolated using an estimated growth rate. The growth rate does not exceed the average long-term rate for the industry. The value-in-use of the Core operating segment calculated for 2019 was R$ 2,130,003 (R$ 721,271 in 2018), and the carrying amount was R$ 1,846,915. The value-in-use of the Supplemental operating segment for 2019 was R$ 854,855 (R$ 195,023 in 2018), and the carrying amount was R$ 34,889.

The value-in-use calculations were based on the discounted cash flow model and are based on the following assumptions for those segments:

	Budget period				Growth rate
	Gross margin		Growth rate		beyond budget period		Discount rate
	2019	2018	2019	2018	2019	2018	2019	2018
Core	76.7%	78.8%	11.1%	21.1%	4.3%	4.0%	12.7%	15.7%
Supplemental	81.0%	87.4%	18.3%	33.0%	4.3%	4.0%	14.5%	17.6%

Significant estimate: impact of possible changes in key assumptions

A decrease of 120 basis points in management estimated gross margin used in the value-in-use calculation for the Core operating segment as of December 31, 2019 (75.5% instead of 76.7%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (79.8% instead of 81.0%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition, an increase of 120 basis points in management’s estimated discount rate applied to the cash flow projections of the Core operating segment for the year ended December 31, 2019 (13.8% instead of 12.7%), would have not resulted in the recognition of an impairment of goodwill.

Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (15.7% instead of 14.5%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

There was no goodwill impairment for the years ended December 31, 2019, 2018 and 2017.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended December 31, 2019, 2018 and 2017 are as follows:

Years
Rights on contracts	10
Customer relationships	5 to 16
Educational system	3 to 10
Copyrights	3
Software license	2 a 5
Trademarks	10 to 20
Educational platform	3 a 10
Non-compete agreement	2 a 5

For the years ended December 31, 2019, 2018 and 2017 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

15	Loans and financing

	Interest rate	Maturity	2019
Bank loan	100% CDI + 0.7% pa	October/2020	98,561

On October 25, 2019, the Company entered into a loan agreement in the amount of R$ 100,000, maturing in October 2020 (single installment), classified as short-term on the consolidated balance sheet. The loan is secured by guarantee letter.

Set out below the movements during the period:

2019
Balance at beginning of the year	-
Additions	100,000
Business combination	548
Loan cost	(2,426)
Interest expense	1,002
Payment of loans and financing	(563)
Balance at end of year	98,561

16	Financial instruments from acquisition of interests

The breakdown of contingent consideration assets and liabilities and related derivative instruments from business combinations and acquisition of investments in associates and joint ventures is as follows:

	2019	2018
Assets
Derivative financial instruments
Investment in Geekie (Note 11)	32,152	23,346
Investment in WPensar (Note 11)	3,794	3,284
	35,946	26,630
Current	3,794	-
Non-current	32,152	26,630

	2019	2018
Liabilities
Derivative financial instruments
Investment in Geekie (Note 11)	(31,626)	(22,037)
Investment in WPensar (Note 11)	(2,314)	(3,006)
Deferred revenue in Escola de Aplicação São José dos Campos	-	(54)
	(33,940)	(25,097)
Current	-	(51)
Non-current	(33,940)	(25,046)

17	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	2019	2018
Accounts payable to selling shareholders
Acquisition of International School (a)	(297,722)	(174,410)
Acquisition of NS Educação Ltda. (b)	(6,461)	(6,971)
Acquisition of Escola em Movimento (c)	(1,992)	-
Acquisition of Nave à Vela (d)	(30,946)	-
Acquisition of Positivo (e)	(879,111)	-
	(1,216,232)	(181,381)
Current	(117,959)	(830)
Non-current	(1,098,273)	(180,551)

(a)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the put or call options and discounted to present value using an estimated interest rate of 14.5% (17.6% in 2018). During 2019 the Company recognized R$ 33,909 of interest. The amount payable is estimated based on projected EBITDA for the 2019 and 2020 school year. During the fourth quarter of 2019, the Company had a better visibility about next year´s ACV bookings and its increase, it was necessary to perform a review on previous operations projections, that resulted in an increase on the projected EBITDA. Based on the new projected numbers for 2019 and 2020, the accounts payable increased by R$89,403. See Note 28 for more information.

(b)	This amount was retained for any losses, which will be released in annual installments until December 31, 2022. The amount is being adjusted by the interest from Interbank certificates of deposit (CDI).

(c)	This amount was retained for any losses, which will be released in two annual installments on the first and second anniversary of the acquisition. The amount is being adjusted by the basic interest rate (SELIC).

(d)	This amount is related to the remaining acquisition of 49% interest in Nave and will occur over the next two years (subject to price adjustments, net of debt at each closing date). This amount is recorded at the present value using an estimated interest rate of 14,54%. During 2019, the Company recognized R$ 1,218 of interest. The next tranche is payable on February 15, 2021, in this date Arco Ventures S.A. will acquire 24% interest, for the 24% of Nave’s revenues from October 1, 2019 to September 30, 2020 multiplied by 5.3, net of debt. The last tranche is payable on February 15, 2022, in this date Arco Ventures S.A. will acquire 25% interest, for 25% of Nave’s revenues from October 1, 2020 to September 30, 2021 multiplied by 3, net of debt.

(e)	The amount of the contract is updated by CDI from November 1, 2019 to December 31, 2019.

18	Labor and social obligations

	2019	2018
Bonuses	28,045	2,897
Payroll and social charges	17,763	4,519
Payroll accruals	18,998	6,597
Other labor	6,506	1,875
	71,312	15,888
Current	68,511	15,888
Non-current	2,801	-

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 14,519, R$ 4,224 and R$ 850 for the years ended December 31, 2019, 2018, and 2017, respectively.

(b)	Share-based compensation plan

Arco plan

Members of the Company’s management participated in the EAS share-based compensation plan. In 2019, all directors exercised their stock options.

As of December 31, 2019, there were no outstanding share options (December 31, 2018: 1,091,039). There was no share-based compensation expense as of December 31, 2019.

The following table list the inputs to the model used for the Arco plan:

Dividend yield (%)	2.41
Expected volatility (%)	186.61
Risk-free interest rate (%)	8.01
Expected life of share options (years)	6.00
Weighted average share price (R$)	12.67
Model used	Black & Scholes

The following table illustrates the number and movements of share options during the period:

	Number of share options	Average exercise price per share option
Outstanding at December 31, 2018	1,091,039	12.56
Exercised	(1,091,039)	12.68
Outstanding at December 31, 2019	-	-

International School plan

International School has its own share options plan, approved by its shareholders on August 4, 2017. International School granted 294,735 share options on its own shares in 2017 to selected key executives. The share options plan was designed to attract and retain key executives.

The fair value of the share options was estimated at the grant date using the Black & Scholes pricing model, considering the terms and conditions on which the share options were granted.

The share options vest on January 1, 2020 and can be exercised from January 1, 2020 through April 30, 2020. The exercise price of the share options is R$1.37 and is adjusted by the Brazilian General Price Index-Market (“IGP-M”) inflation rate. The Company accounts for the International School Plan as an equity-settled plan.

There were no share options granted, forfeited, exercised and expired in the year ended December 31, 2019 and 2018.

The compensation expense recognized for the International School Plan in the statement of income (loss) for the years ended December 31, 2019 and 2018 was R$ 549 and R$ 550, respectively.

The following table details the assumptions used to determine the fair value of the share options under the International School share option plans:

Date of grant	08/04/2017
Dividend yield (%)	0.00%
Expected volatility (%)	380.36%
Risk-free interest rate (%)	8.62%
Expected life of share options (years)	2.74
Weighted average share price (reais) on the grant date	10.65
Model used	Black & Scholes

Restricted stock units

In 2019 the Company issued a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees registered with EAS Educação, which will be available for sale by the beneficiaries annually, on their anniversary dates. The related compensation expense will be recognized over according to the following schedule. The restricted stock plan contemplates the issue of approximately 583,775 shares to be distributed to 24 beneficiaries.

Final vesting date	Quantity of stocks
28/09/2019	193,563
30/06/2020	3,086
28/09/2020	193,563
28/09/2021	193,563
Total	583,775

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance as an employee, director or director of any company in the business group from the grant date until the grace periods (“Vesting”). If a participant leaves the group, it will be considered as non-compliance with the “vesting” condition, not being a cancellation of the plan but a “forfeiture”. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements from the grant date until December 31, 2019:

Number of share options
Outstanding at December 31, 2018	-
Granted	583,775
Exercised	(188,089)
Effectively forfeited	(36,913)
Estimated forfeited	(21,588)
Outstanding at December 31, 2019	337,185

The total compensation expense for the year ended December 31, 2019, including taxes and social charges, was R$ 66,429, (R$ 32,494 of principal and R$ 33,935 of taxes and contributions) net of estimated forfeited. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Total shares granted	Total shares outstanding	Average fair value at grant date	Average
30/04/2019	542,760	310,516	68,800	126.76
30/06/2019	1,543	1,450	274	177.71
30/06/2019	1,543	1,450	319	206.66
15/10/2019	37,929	23,769	7,593	200.18
Total	583,775	337,185	76,986

The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

19	Equity

a.	Share capital

On October 29, 2019, 257,442 Class B common shares were transferred to Class A shares without changing the total number of shares.

As of December 31, 2019, Arco’s share capital is represented by 54,939,088 common shares (December 31, 2018: 50,261,027) of par value of US$ 0.00005 each, comprised by 27,400,848 Class B common shares (December 31, 2018: 27,658,290) and 27,538,240 Class A common shares (December 31, 2018: 22,602,737).

In 2019, the directors exercised their stock options, resulting in a capital increase of R$13,830 and 1,091,039 of Class A common shares.

December 31, 2018 shares outstanding	50,261,027
Share-based compensation plan (Note 18)	1,091,039
Restricted Stock Units (Note 18)	188,089
Restricted Stock Unit withheld (a)	(51,723)
Underwritten public offering of Class A common shares (Note 1)	3,450,656
December 31, 2019 shares outstanding	54,939,088

(a)	A portion of the shares was withheld to pay income taxes of the beneficiaries.

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

As determined by the Brazilian Corporate Law, Arco Brazil is required to pay a minimum dividend amounting to 25% of the profit of the year. Any amount in excess to 25% must be maintained in equity and after approval by the shareholders, the dividends can be considered formally declared.

There was no distribution of dividends for the years ended December 31, 2019 and 2018, due to losses of the years.

d.	Tax benefit on tax deductible goodwill – reversion

In 2018, the Company recorded an amount of R$ 46,314 regarding tax benefit generated from the goodwill in the acquisition of EAS interest by GA Holding. This amount was recorded based on the intention to merge the investee with the acquirer in accordance with current Brazilian law. In 2019, based on internal restructurings, management no longer intends to merge the entity under Brazilian law and therefore reversed the total amount previously recorded related to the tax deductibility of goodwill on business combination. Following the initial recognition of the tax credit, the amount was reversed directly against equity.

20	Earnings (loss) per share (EPS)

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

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	2019			2018			2017
	Class A	Class B	Total	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	(4,379)	(5,052)	(9,431)	(37,047)	(45,333)	(82,380)	19,902	24,353	44,255
Weighted average number of common shares outstanding (thousand)	23,938	27,614		22,603	27,658		22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	337	-		153	-		931	-

Basic earnings (loss) per share - R$	(0,18)	(0,18)		(1.64)	(1.64)		0.88	0.88
Diluted earnings (loss) per share - R$	(0,18)	(0,18)		(1.64)	(1.64)		0.85	0.85

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted earnings per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive. However, due to the loss reported for the year ended December 31, 2019, these instruments issued have antidilutive effect and, therefore, were not considered in the weighted average number of outstanding shares for the computation of diluted loss per share.

21	Revenue

The Company’s net revenue is as follows:

	2019	2018	2017
Educational content	625,150	407,599	277,596
Other	2,820	4,102	2,385
Deductions
Taxes	(275)	(264)	(154)
Returns and discounts	(54,858)	(30,456)	(35,445)
Net revenue	572,837	380,981	244,382

	2019			2018			2017
Segments	Core	Supplemental	Total	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	432,663	137,516	570,179	299,203	77,940	377,143	216,661	25,425	242,086
Other	46	2,612	2,658	3,828	10	3,838	2,296	-	2,296
Total net revenue from contracts with customers	432,709	140,128	572,837	303,031	77,950	380,981	218,957	25,425	244,382
Timing of revenue recognition
Transferred at a point in time	432,709	140,128	572,837	303,031	77,950	380,981	218,957	25,425	244,382
Total net revenue from contracts with customers	432,709	140,128	572,837	303,031	77,950	380,981	218,957	25,425	244,382

The Company’s revenues from contracts with customers are all in Brazil.

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income (loss) of R$ 17,392, R$ 9,588 and R$ 5,227 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

22	Expenses by nature

	2019	2018	2017
Content providing	61,953	41,551	34,452
Operations personnel	12,500	11,477	10,979
Inventory reserves	8,476	7,252	4,481
Freight	14,569	7,687	4,087
Depreciation and amortization	15,311	5,869	3,161
Other	4,449	6,909	1,357
Cost of sales	117,258	80,745	58,517

Sales personnel	87,352	49,041	26,721
Depreciation and amortization	23,573	11,939	9,799
Sales & marketing	31,208	17,931	9,319
Customer support	30,755	17,274	8,173
Allowance for doubtful accounts	17,392	9,588	5,227
Real estate rentals	1,728	1,923	1,751
Other	7,772	5,574	4,324
Selling expenses	199,780	113,270	65,314

Corporate personnel	53,443	39,382	24,633
Third party services	43,415	14,269	7,814
Real estate rents	2,613	3,429	1,625
Travel expenses	3,439	2,891	2,034
Tax expenses	2,331	2,858	1,716
Software licenses	1,487	1,098	1,128
Share-based compensation plan	66,978	60,297	1,890
Depreciation and amortization	9,430	1,786	1,328
Other	8,302	3,744	6,763
General and administrative expenses	191,438	129,754	48,931

Total	508,476	323,769	172,762

23	Finance result

	2019	2018	2017
Income from financial investments	18,443	11,633	11,415
Changes in fair value of financial investments (a)	28,886	4,322	-
Changes in fair value of derivative instruments (b)	18,599	19,839	258
Foreign exchange gains	1,745	138	-
Interest income	1,042	-	-
Other	3,332	686	858
Finance income	72,047	36,618	12,531

Changes in fair value of derivative instruments (b)	(18,126)	(19,180)	(6,915)
Changes in accounts payable to selling shareholders (Note 17)	(89,403)	(130,378)	-
Interest in acquisition of investments (c)	(42,206)	(9,781)	(11,179)
Financial discounts granted	(3,343)	(1,911)	(1,266)
Foreign exchange loss	(2,300)	(34,573)	-
Interest in lease liabilities	(1,489)	-	-
Other	(13,988)	(2,972)	(1,029)
Finance costs	(170,855)	(198,795)	(20,389)
Finance result	(98,808)	(162,177)	(7,858)

(a)	Refers to gains on financial investments measured at FVPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

24	Income taxes

(a) Reconciliation of income taxes expense

	2019	2018	2017
Profit (loss) before income taxes	(42,534)	(100,901)	66,356
Combined statutory income taxes rate - %	34%	34%	34%
Income tax benefit (expense) at statutory rates	14,462	34,306	(22,561)
Reconciliation adjustments:
Share of loss of equity-accounted investees (a)	(612)	(269)	(240)
Effect of presumed profit of subsidiaries (b)	18,593	11,080	907
Permanent differences (c)	-	(26,097)	-
Other additions (exclusions), net	660	(1,035)	(822)
	33,103	17,985	(22,716)

Current	(46,850)	(26,553)	(31,010)
Deferred	79,953	44,538	8.294
Income taxes benefit (expense)	33,103	17,985	(22,716)

Effective rate	77,8%	17.8%	34.2%

(a)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.

(b)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(c)	Refers mainly to permanent differences of non-deductible expenses from share-based compensation plan and foreign exchange loss and others.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	2017	Change in accounting practice	As of January 1, 2018	Profit or loss	Equity	2018	Change in accounting practice	As of January 1, 2019	Profit or loss	Business combination	Equity	2019
Deferred tax assets
Tax losses carryforward	3,607	-	3,607	757	-	4,364	-	4,364	11,919	-	-	16,283
Temporary differences
Financial instruments from acquisition of interests	7,879	-	7,879	51,287	-	59,166	-	59,166	47,563	-	-	106,729
Other temporary differences	3,634	1,450	5,084	1,501	-	6,585	613	7,198	14,610	7,517	-	29,325
Share base compensation	2,217	-	2,217	(2,217)	-	-	-	-	7,960	-	-	7,960
Tax benefit from tax deductible goodwill	-	-	-	-	46,314	46,314	-	46,314	(2,009)	-	(29,417)	14,888
Amortization of intangible assets	1,205	-	1,205	77	-	1,282	-	1,282	5,391	-	-	6,673
Total deferred tax assets	18,542	1,450	19,992	51,405	46,314	117,711	613	118,324	85,434	7,517	(29,417)	181,858
Deferred tax liabilities
Financial instruments from acquisition of interests	(12,414)	-	(12,414)	(5,752)	-	(18,166)	-	(18,166)	(5,707)	-	-	(23,873)
Other temporary differences	(348)	-	(348)	(1,115)	-	(1,463)	-	(1,463)	226	-	-	(1,237)
Total deferred tax liabilities	(12,762)	-	(12,762)	(6,867)	-	(19,629)	-	(19,629)	(5,481)	-	-	(25,110)
Deferred tax assets (liabilities), net	5,780	1,450	7,230	44,538	46,314	98,082	613	98,695	79,953	7,517	(29,417)	156,748

Deferred tax assets	5,860		7,310			99,460		100,073				156,748
Deferred tax liabilities	(80)		(80)			(1,378)		(1,378)				-

As of December 31, 2019, the Company had unrecognized deferred income tax assets in the amount of R$ 1,382 (2018: R$ 3,545) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

25	Segment information

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

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture and content to develop socio-emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and mainly all the assets, liabilities and results are allocated in Brazil. Also, based on the agreements signed with private schools as of December 31, 2019 and 2018, none of the customers individually represented more than 5% of total revenue.

	2019
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	433,372	139,465	572,837	-	572,837
Cost of sales	(97,513)	(19,745)	(117,258)	-	(117,258)
Gross profit	335,859	119,720	455,579	-	455,579
Selling expenses	-	-	-	-	(199,780)
General and administrative expenses	-	-	-	-	(191,438)
Other income (expenses), net	-	-	-	-	(6,287)
Operating profit	-	-	-	-	58,074
Finance income	-	-	-	-	72,047
Finance costs	-	-	-	-	(170,855)
Share of loss of equity-accounted investees	-	-	-	-	(1,800)
Loss before income taxes	-	-	-	-	(42,534)
Income taxes income	-	-	-	-	33,103
Loss for the year	-	-	-	-	(9,431)

Other disclosures	-	-	-	-	-
Depreciation and amortization	43,854	4,460	48,314	-	48,314
Investments in associates and joint ventures	48,574	-	48,574	-	48,574
Capital expenditures	45,851	8,242	54,093	-	54,093

	2018
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	303,031	77,950	380,981	-	380,981
Cost of sales	(70,903)	(9,842)	(80,745)	-	(80,745)
Gross profit	232,128	68,108	300,236	-	300,236
Selling expenses	(87,186)	(26,084)	(113,270)	-	(113,270)
Segment profit	144,942	42,024	186,966	-	186,966
General and administrative expenses	-	-	-	-	(129,754)
Other income (expenses), net	-	-	-	-	4,856
Operating profit	-	-	-	-	62,068
Finance income	-	-	-	-	36,618
Finance costs	-	-	-	-	(198,795)
Share of loss of equity-accounted investees	-	-	-	-	(792)
Loss before income taxes	-	-	-	-	(100,901)
Income taxes income	-	-	-	-	17,985
Loss for the year	-	-	-	-	(82,916)

Other disclosures
Depreciation and amortization	17,997	1,597	19,594	-	19,594
Investments in associates and joint ventures	11,862	-	11,862	-	11,862
Capital expenditures	28,165	8,092	36,257	-	36,257

	2017
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Revenue	218,957	25,425	244,382	-	244,382
Cost of sales	(54,317)	(4,200)	(58,517)	-	(58,517)
Gross profit	164,640	21,225	185,865	-	185,865
Selling expenses	(56,318)	(8,996)	(65,314)	-	(65,314)
Segment profit	108,322	12,229	120,551	-	120,551
General and administrative expenses	-	-	-	-	(48,931)
Other income (expenses), net	-	-	-	-	3,299
Operating profit	-	-	-	-	74,919
Finance income	-	-	-	-	12,531
Finance costs	-	-	-	-	(20,389)
Share of loss of equity-accounted investees	-	-	-	-	(705)
Profit before income taxes	-	-	-	-	66,356
Income taxes expense	-	-	-	-	(22,716)
Profit for the year	-	-	-	-	43,640

Other disclosures
Depreciation and amortization	12,650	1,638	14,288	-	14,288
Investments in associates and joint ventures	12,654	-	12,654	-	12,654
Capital expenditures	7,183	4,200	11,383	-	11,383

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the years ended December 31, 2019, 2018 and 2017.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. Selling expenses, general and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2019
Total assets	2,999,497	176,196	3,175,693	(14,270)	3,161,423
Total liabilities	1,535,695	45,188	1,580,883	(14,270)	1,566,613

As of December 31, 2018
Total assets	1,273,107	62,006	1,335,113	(235)	1,334,878
Total liabilities	254,744	10,485	265,229	(235)	264,994

26	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2019
Cash and cash equivalents	48,900	-	48,900
Financial investments	498,584	80,910	579,494
Trade receivables	-	329,428	329,428
Financial instruments from acquisition of interests	35,946	-	35,946
Related parties	-	16,111	16,111
Other assets	-	4,109	4,109
	583,430	430,558	1,013,988

	Assets at FVPL	Assets at amortized cost	Total
December 31, 2018
Cash and cash equivalents	12,301	-	12,301
Financial investments	2,370	808,789	811,159
Trade receivables	-	136,611	136,611
Financial instruments from acquisition of interests	26,630	-	26,630
Related parties	-	1,226	1,226
	41,301	946,626	987,927

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2019
Trade payables	-	34,521	34,521
Financial instruments from acquisition of interests	33,940	-	33,940
Accounts payable to selling shareholders	328,668	887,564	1,216,232
Leases liabilities	-	25,857	25,857
Loans and financing	-	98,561	98,561
	362,608	1,046,503	1,409,111
December 31, 2018
Trade payables	-	14,845	14,845
Financial instruments from acquisition of interests	25,097	-	25,097
Accounts payable to selling shareholders	-	181,381	181,381
	25,097	196,226	221,323

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 27.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss, related to investment fund which investments were entered to achieve 99.37% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. See Note 6 for more details on the financial investments.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the years ended December 31, 2019, 2018 and 2017 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (gain of R$ 473, gain of R$ 659 and loss of R$ 6,657 for the years ended in December 31, 2019, 2018 and 2017, respectively).

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

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	2019	2018
Financial assets
Cash and cash equivalents	Level 2	48,900	12,301
Financial investments	Level 2	498,584	2,370
Derivative financial instruments	Level 3	35,946	26,630

Financial liabilities
Derivative financial instruments	Level 3	33,940	25,097
Accounts payable to selling shareholders	Level 3	328,668	-

As of December 31, 2019, and 2018, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statements’ periods presented herein.

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

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2019, 2018 and 2017.

Recurring fair value measurements	Financial instruments from acquisition of interests (assets)	Financial instruments from acquisition of interests (liabilities)	Accounts payable to selling shareholders
Balance as of December 31, 2016	20,610	(30,076)	-
Acquisitions	-	(364)	(30,144)
Disposals	(4,542)	19,852	-
Interest expense	-	-	(6,486)
Deferred revenue in Escola de Aplicação São José dos Campos	-	51	-
Losses recognized in statement of income	(3,557)	(3,100)	-
Balance as of December 31, 2017	12,511	(13,637)	(36,630)
Payment of capital increase in Geekie	-	2,000	-
Changes in accounts payable to selling shareholders	-	-	(129,430)
Interest expense	-	-	(8,350)
Deferred revenue in Escola de Aplicação São José dos Campos	-	50	-
Gains (losses) recognized in statement of income (loss)	14,119	(13,510)	-
Balance as of December 31, 2018	26,630	(25,097)	(174,410)
Acquisition of Nave à Vela	-	-	(58,194)
Payment of acquisition of Nave à Vela	-	-	21,098
Changes in accounts payable to selling shareholders	-	-	(89,403)
Interest expense	-	-	(35,127)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	54	-
Fair value held in step acquisitions	-	-	7,368
Gains (loss) recognized in statement of income	9,316	(8,897)	-
Balance as of December 31, 2019	35,946	(33,940)	(328,668)

(iv) Transfers between levels 2 and 3

In the years ended December 31, 2019, 2018 and 2017, the Company did not transfer any financial instruments from level 2 into level 3.

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

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

27	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of December 31, 2019.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019, 2018 and 2017.

(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of December 31, 2019 and December 31, 2018, was as follows:

	2019	2018
Cash and cash equivalents (Note 5)	23,346	3,615
Financial investments	1,629	-

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of December 31, 2019 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of December 31, 2019 of R$ 4.0301 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate to R$ 4.4331; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate to R$ 3.6271.

The table below set forth the sensitivity analysis as of December 31, 2019, for the amount of cash and cash equivalents and financial investments denominated in U.S. dollar of US$ 6,197 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate:	Exchange rate:	Exchange rate:
	R$ 4.0301	R$ 4.4331	R$ 3.6271
Finance income (costs)	-	R$ 2,497	R$ (2,497)

(ii)	Liquidity risk

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

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of December 31, 2019	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	34,521	-	-	-	34,521
Lease liabilities	-	2,037	4,808	19,012	-	25,857
Loans and financing	-	-	98,561	-	-	98,561
Financial instruments from acquisition of interests	-	-	-	33,940	-	33,940
Accounts payable to selling Shareholders	-	-	117,959	1,098,273	-	1,216,232
	-	36,558	221,328	1,151,225	-	1,409,111

As of December 31, 2018	On demand	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Trade payables	-	14,845	-	-	-	14,845
Financial instruments from acquisition of interests	-	13	38	25,046	-	25,097
Accounts payable to selling Shareholders	-	-	830	180,551	-	181,381
	-	14,858	868	205,597	-	221,323

(iii)	Financial counterparty risk

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

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments, related parties, accounts payable to selling shareholders and loans and financing.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of December 31, 2019 the CDI rate was 4.21%.

As of December 31, 2019, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

	Exposure	+10%	-10%
Cash, bank deposits and cash equivalents	25,554	108	(108)
Financial investments	577,865	2,433	(2,433)
Accounts payable to selling shareholders	879,111	3,701	(3,701)
Related parties	14,813	62	(62)
Loans and financing	98,561	415	(415)

The Company has derivatives (calls and put options) on non-controlling interests in associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are: exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

The Company performed evaluation of their fair value at the end of each year in order to account for any changes to it, as disclosed in Note 26. These derivatives, which are not publicly traded, have specific conditions that do not enable the Company to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to its continuous growth and are considered by the Company as a deferred payment to the previous shareholders of the acquirees.

Changes in liabilities arising from financing activities

	January 1, 2017	Cash flows	Other	December 31, 2017	Cash flows	Other	December 31, 2018
Dividends payable	17,843	(75,053)	67,721	10,511	(85,000)	74,489	-
Total	17,843	(75,053)	67,721	10,511	(85,000)	74,489	-

	December 31, 2018	Change in accounting practice	As of January 1, 2019	Cash flows	Other	December 31, 2019
Leases	-	20,089	20,089	(5,259)	11,027	25,857
Loans and financing	-	-	-	97,011	1,550	98,561
Total	-	20,089	20,089	91,752	12,577	124,418

Other market risk

The Company has a significant portion of its accounts payable whose exercise price is determined by multiples of EBITDA discounted to present value for the acquisition of the remaining interest of International School as described in note 17.

Sensitivity analysis

As of December 31, 2019, the Company’s management estimated two scenarios of the rates at +10% and -10% of revenue and +5% and -5% of Weighted Average Capital Cost (WACC), whose premises are used in the calculation of debt. The table below shows a summary of the scenarios estimated:

	10%	-10%
Revenue	23,413	(23,413)

	5%	-5%
WACC	3,510	(3,510)

28	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Labor	Taxes	Total
Balance at December 31, 2017	-	-	-
Additions	17	124	141
Reversals	-	(10)	(10)
Balance at December 31, 2018	17	114	131
Additions	209	145	354
Reversals	(104)	(130)	(234)
Balance at December 31, 2019	122	129	251

As of December 31, 2019, the Company was party to lawsuits classified as possible losses totaling R$ 7,209 (2018: R$ 5,170), as shown below:

	2019	2018
Civil (a)	6,113	4,425
Labor (b)	1,096	745
Total	7,209	5,170

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, EAS Educação S.A. and Arco Educação S.A. This request for arbitration is purporting to assert the non-controlling shareholder’s rights related to the calculation of the purchase price under the Investment Agreement; however, due to its early stage, it is not possible to confirm which claims will be asserted.

Due to the arbitration proceeding and based on standard IAS 37 Provisions, contingent liabilities and contingent assets, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate. Thus, in light of the current early stage of the proceeding and the range of potential outcomes, the calculation methodology of the estimate has remained unchanged, consistent with the estimate previously calculated and reported.

Based on this analysis, the Company has recorded the provision at the present value of the amount considered the appropriate estimate of the amount payable to the non-controlling shareholder upon the exercise of the put option and discounted to present value. The provision is calculated based on the realized EBITDA for the school year of 2019 (first installment) and the projected EBITDA for school year of 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first installment would be paid in the first half of 2020 and the second installment in the first half of 2021. The Company performed a review of previous operations projections, and based on the new projected numbers, the liability increased by R$ 89,403 in 2019 and was recorded as financial expense as described in note 17a. During 2019, the Company recognized R$ 33,909 of interest related to the liability.

The Company’s review of previous operations projections as described above was performed with no change to the accounting criteria applied to prior financial periods. The operation projections may vary in subsequent financial periods depending on the application of the agreement and the outcome of the arbitration, and the final basis of calculation of its financial liability and will be updated accordingly in its financial statements for future financial periods.

29	Transactions not involving cash

During the years ended December 31, 2019, 2018 and 2017, the Company carried out the following non-cash activities, which are not reflected in the statement of cash flows:

	2019	2018	2017
Share issuance costs – unpaid	-	674	-
Tax benefit from tax deductible goodwill (Note 19d)	(46,314)	46,314	-
Investing - accounts payable to selling shareholders	-	-	58,003
Investing - derivative financial instruments (Note 2.2)	14,597	-	-
Business combinations - derivative financial instruments (Note 2.2)	38,924	-	-
Lease adoption (Note 2.5)	1,251	-	-
Forward contract – Nave (Note 4)	29,728	-	-
Retained payments from business combination (Note 4)	874,440	-	-
Acquisition from business combination (Note 4)	39,419

30	Subsequent events

Loan agreements

(a)	Geekie Desenvolvimento de Softwares S.A.

On February 17, 2020, the investee Geekie entered into a loan agreement in the amount of R$1,500, maturing on April 15, 2021, and an interest rate of 7,82% p.a.

(b)	Nave à Vela Ltda.

On the same date, the investee Nave entered into a loan agreement in the amount of R$2,000, maturing on March 8, 2022, and an interest rate of 8,08% p.a.

Acquisition of additional shares of Geekie

On March 4, 2020, Arco acquired an additional 10.51% interest in Geekie’s share capital from minority shareholders for R$12,675 increasing our total interest to 48.04%.

Coronavirus

Since December 2019, a novel strain of coronavirus has spread in China, Italy, U.S., Brazil and other countries. Such events could cause disruption of regional or global economic activity, which could reduce the number of schools and students that use our products and adversely affect our operations and financial results. In addition, such events could cause the closing of schools, closing or reduction in production of our materials provided by third parties, stoppage or closing of transportation companies for undetermined periods, which could also adversely affect our operation and financial results.

The extent to which the coronavirus impacts our financial results and operations will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact in Brazil, among others. Therefore, it is not possible to estimate the extent of potential impacts in our financial statements. We are continuously monitoring the situation very closely and actively evaluating the implications for our business and taking the measures to mitigate the potential risks.

***