Form 20-F
period 2020-12-31
Arco Platform Ltd.
filed 2021-04-01
CIK 1740594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________to__________.
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

Alexandre Nakamaru, Chief Financial Officer
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

The number of outstanding shares as of December 31, 2020 was 30,186,715 Class A common shares and 27,400,848 Class B common shares.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

We present in this annual report our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018. Our financial statements are prepared in accordance with IFRS, as issued by the IASB.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, our financial information presented herein as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 is stated in Brazilian reais, our reporting currency. The consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.

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

On June 4, 2020, we completed a follow-on public offering, by which General Atlantic Arco (Bermuda), L.P. and Alfaco Holding Inc. sold an aggregate amount of 5,563,203 Class A common shares issued by us, at a public offering price of US$47.70 per Class A common share. We did not receive any proceeds from the sale of Class A common shares by the selling shareholders in connection with this offering.

On September 8, 2020, we completed a follow-on public offering, consisting of 2,500,000 Class A common shares issued and sold by us. The public offering price was US$44.80 per Class A common share. We received net proceeds of US$109.8 million, after deducting USS$2.2 million in underwriting discounts and commissions.

On January 6, 2021, our Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021 continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. As of the date of this annual report, we had purchased an aggregate of 276,581 Class A common shares for a total of approximately US$9.8 million under the Repurchase Program.

Furthermore, we are currently implementing certain additional changes to the organizational structure of certain of our operating subsidiaries in Brazil. This reorganization will be an internal corporate reorganization and is not expected to affect us on a consolidated basis.

Organizational Structure

The diagram below depicts our organizational structure as of the date of this annual report:

Founding Shareholders(1)
Public Shareholders
Class B common shares
• 90.1% of voting power in Arco
• 47.6% of economic interest in Arco
Class A common shares
• 9.7% of voting power in Arco
• 51.4% of economic interest in Arco
Arco Platform Limited (Arco)
Arco Educação S.A. (Arco Brazil)
Operating Subsidiares

(1)	Includes Class B common shares beneficially owned by our Founding Shareholders.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

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

We calculate Adjusted EBITDA as profit (loss) for the year plus/minus income taxes plus/minus finance result plus depreciation and amortization plus/minus share of (profit) loss of equity-accounted investees plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus M&A expenses, plus non-recurring expenses, which are related to legal services (mainly due to International School arbitration) and consulting expenses for Sarbanes-Oxley implementation, plus effects related to COVID-19 pandemic, which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year.

We calculate Adjusted Net Income as profit (loss) for the year plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units) plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus share of loss of equity-accounted investees, plus foreign exchange effects on cash and cash equivalents, plus interest income (expenses), net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations and investments in associates, net of interest income related to receivables from sale of subsidiary and loans to related parties), plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets), plus M&A expenses (which refers to non-recurring expenses related to the acquisitions of the year), plus non-recurring expenses, which are related to legal services (mainly due to International School arbitration) and consulting expenses for Sarbanes-Oxley implementation, plus effects related to COVID-19 pandemic, which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year.

We calculate Free Cash Flow as net cash flows from operating activities less acquisition of property and equipment less acquisition of intangible assets. We consider Free Cash Flow to be liquidity measures that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment required to maintain and grow our business.

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

Special Note Regarding ACV Bookings and Number of Enrolled Students

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

We measure our ACV Bookings monthly throughout the school year, starting in November of the preceding fiscal year. Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our platform in the next school year. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and early dropouts, this number may fluctuate slightly until March 31, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of March 31 of each year, and in this annual report, we refer to our ACV Bookings as of March 31 in each year as our ACV Bookings.

However, following March 31 in a calendar year, our partner schools may experience additional admissions and/or additional dropouts up to September 30 of such year, which is the date on which the final amount of our ACV Bookings for the year becomes final, or our Delivered ACV Bookings. In prior years, the difference between our ACV Bookings and our Delivered ACV Bookings was not material, demonstrating the predictability of our business. However, during 2020 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31, 2020 to September 30, 2020, and our ACV Bookings decreased from ACV Bookings of R$1,005.7 million as of March 31, 2020, to Delivered ACV Bookings of R$952.8 million as of September 30, 2020, plus R$ 8.9 million of 2020 school year revenues booked in the fourth quarter of 2020, for a total Delivered ACV Bookings for the 2020 school year of R$961.7 million. Consequentially, the dynamics mentioned above also impacted the number of enrolled students in our partner schools.

Following March 31 in a calendar year, our partner schools may experience additional admissions and/or additional dropouts up to September 30 of such year, which is the date on which the number of students for the year becomes final, or our Final Number of Enrolled Students. In prior years, the difference between the expected number of enrolled students as of March 31, or the Number of Enrolled Students, and the Final Number of Enrolled Students as of September 30 was not material, demonstrating the predictability of our business. However, during 2020 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31, 2020 to September 30, 2020, and our number of students decreased from Number of Enrolled Students of 1,362,141 as of March 31, 2020, to Final Number of Students of 1,239,937 as of September 30, 2020.

Average ticket per student per year reflects the average price per student for the relevant school year and is presented to link this average price with the number of enrolled students in our partner schools, resulting in the ACV Bookings metric.

We understand that, although ACV Bookings may be used by investors and securities analysts in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under IFRS.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian Education Ministry (Ministério da Educação), or MEC, the National High School Exam (Exame Nacional do Ensino Médio), or ENEM, the National Index for Basic Education (Índice de Desenvolvimento da Educação Básica), or IDEB, the Brazilian National Institute for Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or INEP, as well as private sources, such as Hoper Consultoria and Gismarket, consulting and research companies in the Brazilian education industry, and Getulio Vargas Foundation (Fundação Getúlio Vargas), or FGV, among others.

Industry publications, governmental publications, and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•

general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business, including any impact from the COVID-19 pandemic;

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

•	a decline in the number of our partner schools or the amount of fees we can charge for our educational platform;

•	our ability to compete and conduct our business in the future and adapt to changes in circumstances;

•	the success of our marketing initiatives, including advertising and promotional efforts;

•	our ability to develop new educational products, services and concepts;

•	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk factors.”

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

The summary balance sheet as of December 31, 2020 and 2019 and statement of operations for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report, prepared in accordance with IFRS, as issued by the IASB.

	For the Year Ended December 31,
	2020	2020	2019	2018	2017	2016
	US$ millions(1)	R$ millions
Statement of Operations Data
Net revenue	192.7	1,001.7	572.8	381.0	244.4	159.3
Cost of sales	(42.5)	(221.1)	(117.3)	(80.7)	(58.5)	(41.3)
Gross profit	150.2	780.6	455.5	300.2	185.9	117.9
Selling expenses	(71.6)	(372.3)	(199.8)	(113.3)	(65.3)	(40.3)
General and administrative expenses	(52.1)	(270.6)	(191.4)	(129.8)	(48.9)	(32.7)
Other income (expenses), net	(0.4)	(2.2)	(6.2)	4.9	3.3	3.6
Operating profit	26.1	135.5	58.1	62.1	74.9	48.6
Finance income	8.7	45.2	72.0	36.6	12.5	47.2
Finance costs	(27.3)	(142.0)	(170.8)	(198.8)	(20.4)	(1.8)
Finance result	(18.6)	(96.8)	(98.8)	(162.2)	(7.9)	45.4
Share of loss of equity-accounted investees	0.1	0.4	(1.8)	(0.8)	(0.7)	(1.1)
Profit (loss) before income taxes	7.6	39.1	(42.5)	(100.9)	66.4	92.8
Income taxes—income (expense)	(4.3)	(22.3)	33.1	18.0	(22.7)	(18.4)
Current	(16.8)	(87.4)	(46.9)	(26.5)	(31.0)	(13.0)
Deferred	12.5	65.1	80.0	44.5	8.3	(5.5)
Profit (loss) for the year	3.3	16.8	(9.4)	(82.9)	43.6	74.4
Profit (loss) attributable to:
Equity holders of the parent	3.3	16.8	(9.4)	(82.4)	44.3	75.1
Non-controlling interests	—	—	—	(0.5)	(0.6)	(0.7)

	For the Year Ended December 31,
	2020	2020	2019	2018	2017	2016
	US$ millions(1)	R$ millions
Basic earnings per share—R$ (unless otherwise indicated)(2)
Class A Common Shares	0.06	0.30	(0.18)	(1.64)	0.88	1.49
Class B Common Shares	0.06	0.30	(0.18)	(1.64)	0.88	1.49
Diluted earnings per share—R$ (unless otherwise indicated)(3)
Class A Common Shares	0.06	0.30	(0.18)	(1.64)	0.85	1.49
Class B Common Shares	0.06	0.30	(0.18)	(1.64)	0.85	1.49

(1)

For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	Calculated by dividing the profit (loss) attributable to the equity holders of the parent company by the weighted average number of common shares outstanding during the year.

(3)

Calculated by dividing the profit (loss) attributable to the equity holders of the parent company by the weighted average number of common shares outstanding during the year plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

	As of December 31,
	2020	2020	2019	2018	2017
	US$ millions(1)	R$ millions
Balance Sheet Data:
Assets
Current assets
Cash and cash equivalents	81.7	424.4	48.9	12.3	0.8
Financial investments	137.1	712.6	574.8	806.8	83.0
Trade receivables	79.9	415.3	329.4	136.6	94.9
Inventories	14.3	74.1	40.1	15.1	18.8
Recoverable taxes	3.7	19.3	15.6	11.2	5.1
Financial instruments from acquisition of interests	—	—	3.8	—	—
Related parties	1.9	10.0	1.3	—	—
Other assets	4.6	24.1	14.7	6.1	7.3
Total current assets	323.2	1,679.8	1,028.6	988.1	210.0
Non-current assets
Financial instruments from acquisition of interests	—	—	32.2	26.6	12.5
Deferred income tax	45.6	236.9	156.7	99.5	5.9
Recoverable taxes	0.2	1.1	6.6	1.0	3.3
Financial investments	2.0	10.3	4.7	4.4	0.2
Related parties	2.0	10.5	14.8	1.2	1.3
Other assets	4.3	22.2	14.4	1.1	—
Investments and interests in other entities	1.9	9.7	48.6	11.9	12.7
Property and equipment	5.0	26.1	21.3	13.3	9.1
Right-of-use assets	5.8	30.0	21.6	—	—
Intangible assets	490.6	2,549.7	1,811.9	187.7	175.5
Total non-current assets	557.4	2,896.5	2,132.8	346.7	220.4
Total assets	880.6	4,576.3	3,161.4	1,334.9	430.4
Liabilities
Current liabilities
Trade payables	7.9	40.9	34.5	14.8	3.9
Labor and social obligations	16.4	85.1	68.5	15.9	8.7
Taxes and contributions payable	1.9	9.7	7.5	2.6	1.1
Income taxes payable	8.6	44.7	52.0	17.3	17.4

	As of December 31,
	2020	2020	2019	2018	2017
	US$ millions(1)	R$ millions
Advances from customers	4.4	23.1	25.6	6.0	5.9
Lease liabilities(2)	2.4	12.7	6.8	—	—
Loans and financing	20.7	107.7	98.6	—	—
Accounts payable to selling shareholders	126.3	656.0	118.0	0.8	14.9
Other liabilities	0.1	0.4	0.6	0.4	5.5
Total current liabilities	188.7	980.3	412.1	57.9	69.7
Non-current liabilities
Labor and social obligations	7.0	36.6	2.8	—	—
Lease liabilities(2)	4.3	22.5	19.0	—	—
Loans and financing	39.1	203.4
Financial instruments from acquisition of interests	—	—	33.9	25.0	11.9
Provision for legal proceedings	0.3	1.4	0.3	0.1	—
Deferred income tax	—	—	—	1.4	0.1
Accounts payable to selling shareholders	217.6	1,130.5	1,098.3	180.6	43.1
Other liabilities	0.2	0.8	0.2	—	—
Total non-current liabilities	268.5	1,395.2	1,154.5	207.1	55.0
Total liabilities	457.2	2,375.5	1,566.6	265.0	124.7
Equity
Share capital	—	—	—	—	55.9
Capital reserve	423.4	2,200.6	1,607.7	1,089.5	160.7
Earnings reserves	—	—	—	—	82.0
Share-based compensation reserve	15.5	80.8	84.5	67.4	7.1
Accumulated losses	(15.5)	(80.6)	(97.4)	(86.7)	—
Equity attributable to equity holders of the parent	423.4	2,200.8	1,594.8	1,070.2	305.6
Non-controlling interests	—	—	—	(0.3)	0.1
Total equity	423.4	2,200.8	1,594.8	1,069.9	305.7
Total liabilities and equity	880.6	4,576.3	3,161.4	1,334.9	430.4

(1)

For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	On January 1, 2019 the Company adopted the new pronouncement of IRFS 16, see note 2.5 to our audited consolidated financial statements.

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow

	For the Year Ended December 31,
	2020	2020	2019	2018	2017
	US$ millions(1)	R$ millions
Adjusted EBITDA(2)	73.3	381.1	209.4	142.0	91.1
Adjusted Net Income(3)	42.4	220.3	169.6	112.3	66.6
Free Cash Flow(4)	(2.9)	(15.2)	(61.7)	55.9	51.3

(1)

For convenience purposes only, amounts in reais as of December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

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

Operating Data

ACV Bookings

The following table set forth our Number of Enrolled Students, average ticket per student per year and ACV Bookings as of March 31, 2021, 2020, 2019 and 2018.

	As of March 31,
	2021(1)	2021(2)	2020(3)	2019(4)	2018(5)
	US$ (except number of enrolled students)(1)	R$ (except number of enrolled students)	R$ (except number of enrolled students)
Number of Enrolled Students	n/a	1,785,576	1,362,141	498,553	405,814
Average ticket per student per year	125.4	651.6	738.4	884.3	793.8
ACV Bookings (in millions)(6)	223.9	1,163.4	1,005.8	440.9	322.1

(1)

For convenience purposes only, amounts in reais as of March 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting in October 2020 and ending in September 2021).

(3)

For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which we acquired in November 2019.

(4)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 2018 and ending in September 2019).

(5)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 2017 and ending in September 2018).

(6)	For further information on how we calculate ACV Bookings, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

The Final Number of Enrolled Students as of September 30, 2020, was 1,239,937, Delivered ACV Bookings was R$952.8 million as of September 30, 2020 plus R$ 8.9 million of 2020 school year revenues booked in the fourth quarter of 2020, for a total Delivered ACV Bookings for the 2020 school year of R$961.7 million.

As of March 31, 2021, our Number of Enrolled Students for 2021 was 1,785,576, our average ticket per student per year was R$651.6 and our ACV Bookings was R$1,163.4.

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA and Adjusted Net Income to our profit (loss) for the years ended December 31, 2020, 2019, 2018 and 2017, our most recent directly comparable financial measures calculated and presented in accordance with IFRS, as well as reconciliations between Free Cash Flow and net cash flows from operating activities for the years ended December 31, 2020, 2019, 2018 and 2017, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation between Adjusted EBITDA and Profit for the Year

	For the Year Ended December 31,
	2020	2020	2019	2018	2017
	US$ millions(1)	R$ millions
Adjusted EBITDA Reconciliation
Profit (loss) for the year	3.2	16.8	(9.4)	(82.9)	43.6
(+/-) Income taxes benefit (expense)	4.3	22.3	(33.1)	(18.0)	22.7
(+/-) Finance result	18.6	96.8	98.8	162.2	7.9
(+) Depreciation and amortization	24.5	127.5	48.3	19.6	14.3
(+) Share of loss of equity-accounted investees	(0.1)	(0.4)	1.8	0.8	0.7
(+) Share-based compensation plan	13.4	69.8	67.0	60.3	1.9
(+) M&A expenses(2)	2.7	13.8	28.9	—	—
(+) Non-recurring expenses(3)	3.8	19.5	7.1	—	—
(+) Effects related to COVID-19 pandemic(4)	2.9	15.0	—	—	—
Adjusted EBITDA	73.3	381.1	209.4	142.0	91.1

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

M&A expenses corresponds to the non-recurring expenses related to the acquisitions of the year, such as consulting and legal services, which was recorded in the statement of operations by Arco of R$13.8 million.

(3)

Non-recurring expenses are related to legal services (mainly due to International School arbitration) and consulting expenses for Sarbanes-Oxley (SOX) implementation. The SOX expense amounted to R$3.9 million, of which R$3.1 million was considered as non-recurring in connection with the first year of SOX implementation.

(4)

Expenses related to the COVID-19 pandemic, which include the revision of our estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year ended 2020.

Reconciliation of Adjusted Net Income from Profit (Loss) for the Year

	For the Year Ended December 31,
	2020	2020	2019	2018	2017
	US$ millions(1)	R$ millions
Reconciliation of Adjusted Net Income
Profit (loss) for the year	3.2	16.8	(9.4)	(82.9)	43.6
(+) Share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units)	13.4	69.8	67.0	60.3	1.9
(+) Amortization of intangible assets from business combinations(2)	14.6	76.1	23.1	11.8	9.6
(+/-) Changes in fair value of derivative instruments(3)	(0.1)	(0.6)	(0.5)	(0.7)	6.7
(+/-) Changes in accounts payable to selling shareholders(4)	3.9	20.3	89.4	130.4	—
(+) Share of loss of equity-accounted investees	(0.1)	(0.4)	1.8	0.8	0.7
(+) Foreign exchange effects on cash and cash equivalents	—	(0.2)	0.6	34.4	—
(+) Interest income (expenses), net(5)	12.9	67.1	41.2	9.8	11.2
(+/-) Tax effects(6)	(14.8)	(76.9)	(79.6)	(51.5)	(7.1)
(+) M&A expenses(7)	2.7	13.8	28.9	—	—
(+) Non-recurring expenses(8)	3.8	19.5	7.1	—	—
(+) Effects related to COVID-19 pandemic(9)	2.9	15.0	—	—	—
Adjusted Net Income(10)	42.4	220.3	169.6	112.3	66.6

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions. For further information, see note 14 to our audited consolidated financial statements.

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

(6)

Refers to tax effects of current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets).

(7)

M&A expenses corresponds to the non-recurring expenses related to the acquisitions of the year, such as consulting and legal services, which was recorded in the statement of operations by Arco of R$13.8 million.

(8)

Non-recurring expenses are related to legal services (mainly due to International School arbitration) and consulting expenses for Sarbanes-Oxley (SOX) implementation. The SOX expense amounted to R$3.9 million, of which R$3.1 million was considered as non-recurring in connection with the first year of SOX implementation.

(9)

Expenses related to the COVID-19 pandemic, which include the revision of our estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year ended 2020.

(10)	Adjusted net income reflects the adjusted result of the business, excluding the effects of the special items described above.

Reconciliation of Free Cash Flow from Net Cash Flows from Operating Activities

	For the Year Ended December 31,
	2020	2020	2019	2018	2017
	US$ millions(1)	R$ millions
Reconciliation of Free Cash Flow
Net cash flows generated from (used in) operating activities	17.8	92.4	(7.6)	92.1	62.7
Acquisition of property and equipment	(2.1)	(10.8)	(11.0)	(6.9)	(5.3)
Acquisition of intangible assets	(18.6)	(96.8)	(43.1)	(29.4)	(6.0)
Free Cash Flow	(2.9)	(15.2)	(61.7)	55.9	51.3

(1)

For convenience purposes only, amounts in reais for the year ended December 31, 2020 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from since mid-2011. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018, primarily as a result of lower interest rates in Brazil, which reduced the volume of foreign currency deposited in Brazil in the “carry trade,” as well as uncertainty regarding the results of the Brazilian presidential elections held in October 2018. On December 31, 2019 and 2020, the period-end real/U.S. dollar exchange rate was R$4.031 and R$5.197, respectively, per U.S.$1.00, which represented depreciation of 4.0% and 28.9%, respectively, during the corresponding years. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar. During 2020, as a result of the COVID-19 pandemic and the resulting economic and political instability in Brazil, the real depreciated significantly against the U.S dollar, and the real/U.S. dollar exchange rate was R$5.197 per U.S.$1.00 as of December 31 ,2020, which represented a depreciation of 28.9% during the year.

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

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank on each day during a monthly period and on the last day of each month during an annual period. As of December 31, 2020, the exchange rate for the selling real/dollar exchange rate was R$5.197 to U.S.$1.00, as reported by the Central Bank. The real/dollar exchange rate fluctuates and, therefore, the selling rate on March 31, 2020 may not be indicative of future exchange rates.

Year	Period-End	Average(1)	Low	High
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937

Month	Period-End	Average(2)	Low	High
January 2021	5.476	5.356	5.163	5.509
February 2021	5.530	5.416	5.342	5.530
March 2021 (through March 30, 2021)	5.764	5.644	5.495	5.840

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each business day during the year.

(2)	Represents the average of the exchange rates on the closing of each business day during the month.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Summary of Risk Factors

An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks relating to Brazil and risks relating to our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Certain Risks Relating to Our Business and Industry

•

Our operations and results may be negatively impacted by the coronavirus (COVID-19) outbreak. The initial measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, as education is an important and essential service, the private schools are conducting classes on a flex model, with classroom and virtual classes. Notwithstanding the above, the Company did not suspend its activities and, even with the return allowed by the authorities, most of its workforce continues to work remotely from home, except for some people from administrative teams and distribution centers’ teams that are working on site in accordance with health and safety protocols and social distancing guidelines. Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19’s general impact on the education industry or to reasonably estimate its impact on Arco’s results of operations, cash flows or financial condition.

•

We face significant competition in each program we offer and each geographic region in which we operate. If we experience increasing consolidation in the K-12 school industry in Brazil or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected. We compete directly with private education platform providers and indirectly with certain traditional educational content providers. Our competitors may begin to offer educational solutions similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, or charge lower fees. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease, and we may be adversely affected.

•

We may not be able to update, improve or offer the content of our existing educational platform on a cost-effective basis. Our educational platform is designed to offer a complete suite of turnkey curriculum solutions intended to prepare the primary and secondary education students at our partner schools to sit the ENEM (which is equivalent to the Gaokao in China and loosely comparable to the SAT in the United States), for entry into post-secondary educational institutions and which is also used by the MEC and the market to evaluate Brazilian public and private schools. If we do not adequately modify our educational platform in response to market demand, whether due to financial restrictions, technological changes or otherwise, our ability to attract new schools and retain partner schools may be impaired and we may be materially adversely affected.

•

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of partner schools, and our reputation and operating results may be harmed. We believe that market awareness of our brands, SAS Plataforma de Educação, or SAS, SAE Digital S.A., or SAE, International School Serviços de Ensino, Treinamento, Editoração e Franqueadora S.A., or International School, Sistema Positivo de Ensino, or SPE, among others, has contributed significantly to the success of our business. If our marketing initiatives are not successful or become less effective, if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, we may not be able to attract new partner schools successfully or efficiently, and our business and results of operations may be materially and adversely affected. In addition, if any partner school using our educational platforms engages in unlawful activities or uses our educational platforms in an unauthorized manner, the general public may associate such school’s behavior with our brand, generating negative publicity that may adversely affect our reputation.

•

If we continue to grow, we may not be able to appropriately manage the expansion of our business and staff, the increased complexity of our software and platforms, or grow in our addressable market. We are currently experiencing a period of significant expansion and may face, as a result, certain expansion-related issues, such as cash flow management, corporate culture, IT integration and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. We cannot assure you that our current and planned platform and systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our continuous expansion places a significant strain on management and on our operational and financial resources, which strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

•

An increase in delays and/or defaults in the payment of amounts owed to us by partner schools may adversely affect our income and cash flow. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision and our prior performance.

•

An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows. We depend on the full and timely payment of the amounts owed to us by partner schools. Our partner schools may face financial difficulties, and in certain cases, insolvency or bankruptcy. An increase in payment delinquency or default by partner schools may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations, and in certain circumstances, we may decide to terminate our contracts with such partner schools, increasing our attrition rates.

Certain Factors Relating to Brazil

•

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political, regulatory, legal and economic conditions could harm us and the price of our Class A common shares. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares.

•

Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares. Political crises have affected and continue to affect the confidence of investors and the general public which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

•

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

•

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic minidevaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.

•

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

•

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

Certain Factors Relating to Our Class A Common Shares

•

The Founding Shareholders, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents 90.1% of the voting power of our issued share capital, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters. As long as the Founding Shareholders continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control our decisions. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares.

•

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

•

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

•

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

•

Our dual class capital structure means our shares are not included in certain indices. We cannot predict the impact this may have on our share price. Under the announced policies, our dual class capital structure is not eligible for inclusion in any of the FTSE Russell, S&P Dow Jones and MSCI indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

•

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

Certain Factors Relating to Our Business and Industry

Our operations and results may be negatively impacted by the coronavirus (COVID-19) outbreak.

Since December 2019, a novel strain of COVID-19 has spread in over 150 countries, including China, Italy, U.S. and Brazil. On March 11, 2020, the World Health Organization, revised the classification of COVID-19 from an epidemic (when a disease spreads through a specific community or region) to a pandemic, which according to World Health Organization’s definition is when there is a worldwide spread of a new disease. The classification of the disease as a pandemic was motivated by the rapid increase in the number of cases and the number of affected countries on all continents, triggering measures by governments, companies and societies to contain the advances of COVID-19. The measures vary from country to country in quantity and degree of severity but in Brazil basically involve: (1) recommendations to adopt voluntary isolation (avoid going out on the streets, avoiding crowds, avoiding physical contact with other people, etc.); (2) internal restrictions regarding the movement of people; (3) closing of schools; (4) closing of public places (parks and leisure centers); (5) closures of shopping malls, bars and restaurants; (6) adoption of remote working practices (home office) by companies, whenever possible and permitted by their activities; (7) restriction and/or suspension of trade in non-essential goods and services in the context of COVID-19 (while supermarkets, drugstores, gas stations and other essential services remain available); (8) purchase restrictions for certain essential items to avoid scarcity; (9) interruption of production activities of consumer items not essential to combat the pandemic; (10) restriction on the delivery of products to homes other than essentials; (11) compulsory reduction of working hours; (12) cancellation of public events; and (13) other restrictive measures.

The initial measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, as education is an important and essential service, the private schools are conducting classes on a flex model, with classroom and virtual classes. In Brazil, the resumption of economic activity is occurring in stages, some activities are gradually being released, including presential classes in some cases and states with several security rules. The return is occurring differently in each Brazilian state, according to their particular situation.

Notwithstanding the above, the Company did not suspend its activities and, even with the return allowed by the authorities, most of its workforce continues to work remotely from home, except for some people from administrative teams and distribution centers’ teams that are working on site in accordance with health and safety protocols and social distancing guidelines. In this scenario, the Company has made additional investments in IT and network infrastructure; incurred additional expenses for cleaning and disinfecting the installations; purchased alcohol and masks; funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of its employees, reducing the demand for care in health units and to facilitate the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits to its employees. Additionally, to support schools, since day 1, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support to maintain student learning with the social distancing measures.

The measures discussed above, including travel restrictions, were put in place to safeguard the health and safety of our employees, customers, and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Our content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to the school calendar for the year, enabling the Company to recognize the revenues on these products.

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s principal vendors responsible for the printing of educational material did not raise any issues related to their ability to fulfill scheduled shipments or with respect to the incurrence of any significant additional expenses.

In January 2021, the COVID vaccine began to be applied to Brazilians. Vaccination started with the priority groups: health workers, the elderly, the disabled and indigenous villagers. Although there is no exact date for application to 100% of the population, expectations are for 2022. The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain and will remain a factor in the analysis of key estimates and judgements used in preparing the Company’s financial statements, especially given the rapid and unexpected changes the pandemic is posing to global and local economic environments.

Despite vaccination, in January 2021 we are facing a new wave of contamination from COVID-19. Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19’s general impact on the education industry or to reasonably estimate its impact on Arco’s results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in bad debts due to the current economic scenario.

•	A change in the fair value of financial instruments.

•	The renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

We face significant competition in each program we offer and each geographic region in which we operate. If we experience increasing consolidation in the K-12 school industry in Brazil or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.

We compete directly with private education platform providers and indirectly with certain traditional educational content providers. Our competitors may begin to offer educational solutions similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, or charge lower fees. To compete effectively, we may be required to reduce our fees that we charge partner schools or increase our operating expenses to retain partner schools or attract new schools or to pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that a migration from traditional education content providers to education platform providers will be successful in the future, or that we will be able to compete successfully against our current or future competitors. Moreover, at present, there have been certain isolated cases of market consolidation in the private primary and secondary, or K-12, industry in Brazil. If such industry consolidation intensifies, a trend that has been and is currently taking place in the post-secondary education industry in the country, we may face increasing levels of competition in the markets in which we operate. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease, and we may be adversely affected.

We may not be able to update, improve or offer the content of our existing educational platform on a cost-effective basis.

Our educational platform is designed to offer a complete suite of turnkey curriculum solutions intended to prepare the primary and secondary education students at our partner schools to sit the ENEM (which is equivalent to the Gaokao in China and loosely comparable to the SAT in the United States), for entry into post-secondary educational institutions and which is also used by the MEC and the market to evaluate Brazilian public and private schools. To differentiate ourselves and remain competitive, we must continually update our content and develop new educational solutions, including through the adoption of new technological tools to deliver our content. Updates to our current content and the development of new educational solutions may not be readily accepted by our partner schools, their students or by the market. Also, we may not be able to introduce new educational solutions at the same pace as our competitors or at the pace required by the market. If we do not adequately modify our educational platform in response to market demand, whether due to financial restrictions, technological changes or otherwise, our ability to attract new schools and retain partner schools may be impaired and we may be materially adversely affected.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of partner schools, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, SAS, SAE, International School, SPE, among others, has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of partner schools, which is in turn critical to our business. We rely heavily on the efforts of our sales force and our marketing channels, including online advertising, search engine marketing, social media and word-of-mouth. Failure to maintain and enhance the recognition of our brands could have a material and adverse effect on our business, operating results and financial condition. We have devoted significant resources to our brand promotion efforts and the training of our sales force in recent years, but we cannot assure you that these efforts will be successful. Our ability to attract new partner schools depends not only on investment in our brand, our marketing efforts and the success of our sales force, but also on the perceived value of our services versus competing alternatives among our client base. In addition, a failure by our clients to distinguish between our brands and the different content that they provide may result in a reduction in sales volume and revenue, margins or market share of one of our brands at the expense of the others. If our marketing initiatives are not successful or become less effective, if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, we may not be able to attract new partner schools successfully or efficiently, and our business and results of operations may be materially and adversely affected.

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

We are currently experiencing a period of significant expansion and may face, as a result, certain expansion-related issues, such as cash flow management, corporate culture, IT integration and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. In addition, we believe that our corporate culture and values are critical to our success, and we have invested a significant amount of time and resources building them. If we fail to preserve our corporate culture and values, our ability to recruit, retain and develop personnel and to effectively implement our strategic plans may be harmed.

We must constantly update our software and platform, enhance and improve our billing and transaction and other business systems, and add and train new software designers and engineers, as well as other personnel to accommodate the increased use of our platform and the new solutions and features we regularly introduce. This process is time intensive and expensive and may lead to higher costs in the future. Furthermore, we may need to enter into relationships with various strategic partners, other online service providers and other third parties necessary to our business. The increased complexity of managing multiple commercial relationships could lead to execution problems that can affect current and future revenues, and operating margins.

We cannot assure you that our current and planned platform and systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our continuous expansion places a significant strain on management and on our operational and financial resources, which strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

An increase in delays and/or defaults in the payment of amounts owed to us by partner schools may adversely affect our income and cash flow.

We depend on the full and timely payment of the amounts owed to us by partner schools. Our partner schools may face financial difficulties, and in certain cases, insolvency or bankruptcy. An increase in payment delinquency or default by partner schools may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations, and in certain circumstances, we may decide to terminate our contracts with such partner schools, increasing our attrition rates. Moreover, these risks may be aggravated during the COVID-19 pandemic, including due to an economic crisis resulting from the COVID-19 pandemic, which may, for example, increase the levels of delinquency or default. Our allowance for doubtful accounts expenses as a percentage of our net revenue was 3.5%, 3.0% and 2.5% for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Our working capital needs have increased and may continue to increase for the near future. We have historically relied on our cash flow generation to satisfy our working capital needs. We expect our working capital needs to increase as our business expands. If at some point in time we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, which may harm our business, financial condition and results of operations.

The sales cycle of our business may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity from year to year, adversely affecting our business, financial condition, and results of operations.

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

We acquire interests in third parties for the expansion, development or commercialization of our products. To date, we have acquired a 14.48% interest in Bewater Ventures I GA FIP – Multiestratégia, or Bewater, a fund managed by Paraty Capital, which used the proceeds from our investment to subsequently make a minority investment in Grupo A, a company that provides educational solutions for higher education. Additionally, we have acquired a 30% interest in Inco Limited, a company that provides financial assistance to schools. We do not currently have a controlling interest in these companies and any disagreements or disputes with these or other companies where we have a minority interest could adversely affect our ability to develop and commercialize our products and in turn, our financial condition, and results of operations. The failure to continue any investment arrangement or to resolve disagreements with current or future companies where we have a minority interest could materially and adversely affect our ability to transact the business that is the subject of such investment arrangement, which would in turn negatively affect our financial condition and results of operations.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We are currently evaluating possible acquisition opportunities, and we may from time to time submit non-binding proposals or acquire or invest in complementary companies or businesses, as part of our strategy to expand our operations, including through acquisitions or investments that may be material in size and/or of strategic relevance. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter or complete a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may harm our operating results. We may also require approval from Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, or other regulatory authorities, in order to conduct certain acquisitions or investments.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing to complete any potential acquisition and implement our expansion plans, our growth strategy may be adversely affected.

If we lose key personnel our business, financial condition and results of operations may be adversely affected.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. It is possible that the loss of the services of one or a combination of our senior executives, certain members of our board of directors or key managers, including Ari de Sá Cavalcante Neto, our chief executive officer, director and founder, and Oto Brasil de Sá Cavalcante, our chairman, could have a material adverse effect on our business, financial condition, and results of operations. We currently do not carry any key man insurance.

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

Brazil has a series of strict consumer protection laws, referred to collectively as the Consumer Protection Code (Código de Defesa do Consumidor). These laws apply to all companies in Brazil that supply products or services to Brazilian consumers. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. Although we are a business-to-business-to-consumer, or B2B2C, business, some consumers may allege that we are directly liable for any problems in our solution and try to assess us based upon the Consumer Protection Code.

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

Regarding the aforementioned risks we implemented some of the best security practices currently used in the market. We used the NIST Cyber Security framework that provides practices, controls and technologies that enable our company to recover, identify, protect, detect, and respond to cybernetic risks.

Some of the best practices that we have today are: (i) assets controls and monitoring; (ii) malware infection risk monitoring; (iii) we developed an access model, and we can manage this access with automatized tools; (iv) event monitoring of our main technologies using a SIEM solution. This solution permits that we correlate events and identify possible threats or security incidents; (v) implemented a scheduled routine with infrastructure intrusion tests; (vi) monthly vulnerability analysis in our systems and fixes if required; (vii) created awareness programs for our employees; (viii) we are currently implementing other recommendations to increase our maturity level, some of them are: (a) implement security in our internal network infrastructure; (b) implement a risk management process and (c) build a disaster recovery plan to all critical environments.

Our revenue derives from the contract fees per student that we generate from the sales of our educational content to our partner schools. Any disruption in our relationship with our partner schools may materially adversely affect us.

Our network of partner schools to which we make available our educational platform and to which we supply the related educational materials comprises 6,119 partner schools as of March 31, 2021. Our net revenue was R$1,001.7 million and R$572.8 million for the years ended December 31, 2020 and 2019. We typically enter into contracts with our partner schools for three-year terms, which contemplate penalties ranging between 20% and 100% of the remaining total value of the contract in the event of termination. In addition, we also rely in part on existing partner school referrals to attract new partner schools. Accordingly, maintaining a good relationship with our partner schools and developing new relationships and expanding our network of partner schools are essential to the success of our business. We may also not be able to renew our contracts with our partner schools, including as a result of new leadership in our partner schools deciding to discontinue the use or expansion of our educational platform in their curriculum. Any deterioration in our relationship with our partner schools, and any early termination of, or a failure to renew, our contracts with our partner schools may harm our image, impair our ability to pursue our growth strategy, and materially adversely affect our business, our operating and financial results and our cash flows.

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

Paper and postage prices are difficult to predict and control. Paper is a commodity, and its price may be impacted by fluctuations in foreign exchange rates and commodities prices, and can be subject to significant volatility. Our third-party printer providers have adjusted their fees to account for changes in prevailing market prices of their inputs, especially paper. Though we have historically been able to realize favorable pricing through volume discounts, particularly as a result of our significant recent growth, no assurance can be provided that we will be able to continue to realize favorable printing and publishing pricing. We cannot predict with certainty the magnitude of future price changes for paper, postage, and printing and publishing in general. Further, we may not be able to pass such increases on to our partner schools.

We may not be able to pass on increases in our costs by adjusting the contract fees we charge our partner schools.

Our primary source of income is the payments we receive from our partner schools in connection with the contract fees per student that we charge them to use our educational platform. For the year ended December 31, 2020, operation, sales, and corporate personnel expenses represented 30.8% and third-party services expenses represented 9.3% of our total costs and expenses for the period. Personnel costs are adjusted periodically using indices that reflect changes in inflation levels. Personnel costs are also adjusted annually as a result of customary annual employee salary adjustments in line with inflation. If we are not able to transfer any increases in our costs to partner schools by increasing the contract fees per student that we charge them, our operating results may be adversely affected.

Any changes in tax law, tax reforms, review of the tax treatment of our activities, including the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.

We currently benefit from tax Law No. 10,865/04, as amended by Law No. 11,033/04, which establishes a zero-rate for the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of the books is also exempt by the Brazilian constitution from the Brazilian municipal services tax (Imposto Sobre Serviços, or ISS) and from the Brazilian tax on the circulation of goods, interstate and intercity transportation and communication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS). If the Brazilian government or any Brazilian state, municipality or tax authority decides to change, revoke or review the current tax treatment of our activities, or cancel or reduce the tax benefit applied on the sale of goods, including digital books and e-readers, and/or challenge it, and we are unable to pass any cost increase onto our partner schools, our results may be materially adversely affected.

As of the date of this annual report, there are several bills relating to tax reforms that are under review by the Brazilian Congress. The proposed tax reforms involve a comprehensive overhaul of the consumer tax system. One bill proposes to (i) extinguish three federal taxes, the federal tax on manufactured products (Imposto sobre Produtos Industrializados, or IPI), PIS and COFINS; (ii) create and apply ICMS at the state level and ISS at the municipal level; and (iii) create a new tax on transactions for goods and services (Imposto sobre Operações com Bens e Serviços, or IBS). Another bill proposes to create a social contribution tax on transactions for goods and services (Contribuição Social sobre Operações com Bens e Serviços, or CBS) at a 12% rate, which would substitute PIS and COFINS and revoke our zero-rate tax benefits for PIS and COFINS on the sale of books. Additional bills may be proposed in the context of such wide ranging tax reforms. Moreover, there are recent discussions concerning the potential imposition of new taxes, including new taxes on compulsory loans, taxes on large fortunes and a contribution on financial transactions, as well as discussions to repeal the income tax exemption applicable to the distribution of dividends.

The extent to which the tax reform will impact our financial results and operations will depend on future developments, which are still uncertain and cannot be predicted due to the early stage of the process. Based on future developments of the tax reform, it is possible that we may, in the future, be required to take actions or steps in relation to our business that could have a disruptive or a material and adverse effect on our business. A tax reform or any change in the laws and regulations that affect the taxes or tax incentives applicable to us may directly or indirectly adversely impact our business and results of operations.

If we are unable to maintain consistent educational quality throughout our partner schools’ network, including the education materials we provide to our partner schools, we may be adversely affected.

The quality of our academic curricula is a key element of the quality of the educational platform we provide. We cannot assure that we will be able to develop academic curricula for our educational platform with the same levels of excellence as existing curricula and meeting the requirements of the National Common Core Curriculum (Base Nacional Comum Curricular), or the BNCC (established by Law No. 9,394 dated December 20, 1996), to which we are currently subject, or meeting the requirements of our partner schools. Deficiencies in the quality of academic curricula for our educational platform and changes in the requirements of the BNCC may have a material adverse effect on our business. To this date, we have implemented the mandatory requirements, but some modifications must be implemented in the following years to comply with BNCC requirements.

In addition, our partner schools and their students are regularly evaluated and graded by the State and Municipal Education Secretaries and MEC. If our partner schools’ campuses, programs or students receive lower scores from the MEC than in previous years in any of their evaluations, including the IDEB and the ENEM, or if there is a decline in our partner schools students’ acceptance rates at prestigious post-secondary schools, we may be adversely affected by perceptions of decreased educational quality of our educational platform, which may negatively affect our reputation and, consequently, our results of operations and financial condition.

We may become subject to various laws and regulations applicable to educational platform providers, and failure to meet such future laws and regulations could harm our business.

Currently, we may follow the requirements of the BNCC to elaborate our educational content, and we are not regulated by the MEC nor are we subject to any government regulations that are imposed by National Education Board (Conselho Nacional de Educação) the CNE, or by the Primary and Secondary Education Board (Câmara de Educação Básica), or CEB. Should we become subject to the supervision and regulation of the MEC or any other authority or any government laws and regulations imposed by the CNE or the CEB or any other authority, we may be required to meet certain legal and regulatory requirements that may be imposed on our operations, including, but not limited to, MEC accreditation or re-accreditation requirements for our educational platform, which may adversely affect us. We may be adversely affected by changes in the laws and regulations applicable to educational platform providers, particularly by changes that impose accreditation and re-accreditation requirements on educational platforms and impose certain academic requirements for educational platform courses and curricula. In addition, we may be materially adversely affected if we are unable to obtain these authorizations and accreditations in a timely manner or if we cannot introduce new features to our educational platform as quickly as our competitors.

The quality of the pedagogical content we deliver to our clients is significantly dependent upon the quality of our editors, publishers and purchased content.

The educational materials we provide are a combination of content developed by our internal production team and content purchased from certain publishers in our market. Our editorial team is responsible for producing our materials, working in conjunction with our EdTech team to implement additional features and technology delivery. Our content production process requires significant coordination among different teams as well as qualified personnel with appropriate skill sets to ensure the quality of our pedagogical content is maintained. We may not be able to retain, recruit or train qualified employees or obtain pedagogical content that meets our standards. Delays in the delivery of content purchased from authors may have a severe impact on our annual content creation schedule. Additionally, a shortage of qualified editors, employees, publishers or suitable purchased content or a decrease in the quality of produced or purchased content, whether actual or perceived, or a significant increase in the cost to engage or retain qualified personnel or acquire content, would have a material adverse effect on our business, financial condition, and results of operations.

We utilize third-party logistics service providers for the shipping of all our collections of printed teaching materials. The successful delivery of our materials to our clients depends upon effective execution by our logistics team and such service providers. Any material failure to execute properly for any reason, including damage or disruption to any service providers’ facilities, would have an adverse effect on our business, financial condition, and results of operations.

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

Our inventory for our printed teaching materials is substantially located in warehouse facilities leased and operated by us and then delivered by a third-party shipping company that handles shipping of all physical learning materials. If our logistics service providers fail to meet their obligations to deliver teaching materials to partner schools in a timely manner, or if a material number of such deliveries are incomplete or contain assembly errors, our business and results of operations could be adversely affected. Furthermore, a natural disaster, fire, power interruption, work stoppage or other unanticipated catastrophic event, especially during the period from August through October when we are awaiting receipt of most of the curriculum materials for the school year and have not yet shipped such materials to partner schools, could significantly disrupt our ability to deliver our products and operate our business. If any of our material inventory items, warehouse facilities or distribution centers were to experience any significant damage, we would be unable to meet our contractual obligations and our business would suffer.

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business and financial condition and results of operations.

We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships to protect our intellectual property and proprietary rights. As of December 31, 2020, we did not have issued patents or patent applications pending in or outside Brazil. We are party to numerous agreements with third-party authors with respect to educational content, for indefinite terms and several licensing agreements with illustrators for the images inserted in our products. We own 179 trademark registrations in Brazil, 2 in Argentina, 2 in Bolivia, 1 in Chile, 2 in Ecuador, 2 in Paraguay, 1 in Peru and 2 in Uruguay. As of December 31, 2020, we owned 136 registered domain names in Brazil. We also have 127 pending trademark applications in Brazil and Venezuela (125 in Brazil and 2 in Venezuela), as of December 31, 2020, and unregistered trademarks that we use to promote our brand. From time to time, we expect to file additional patent, copyright and trademark applications in Brazil and abroad. Nevertheless, these applications may not be approved or otherwise provide the full protection we seek. Any dismissal of our “Arco Educação”, “SAS”, “SAE”, “Escola da Inteligência” and “Positivo” trademarks applications may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate, or otherwise violate our patents, copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation or other violation without substantial expense to us.

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

If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision in any of these legal actions could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights or otherwise negatively impact our business, financial condition and results of operations. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to mimic our service and methods of operations more effectively, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract customers may be adversely affected.

We may in the future be subject to intellectual property claims, which are costly to defend and could harm our business, financial condition, and operating results.

Because of the large number of authors that participate in our publications, from time to time, third parties may allege in the future that we or our business infringes, misappropriates, or otherwise violates their intellectual property or proprietary rights, including with respect to our publications. Many companies, including various “non-practicing entities” or “patent trolls,” are devoting significant resources to developing or acquiring patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. We have not exhaustively searched patents related to our technology. In addition, the publishing industry has been, and we expect in the future will continue to be, the target of counterfeiting and piracy. We may implement measures to protect against these potential liabilities that could require us to spend substantial resources. Any costs incurred because of liability or asserted liability relating to sales of unauthorized or counterfeit educational materials could harm our business, reputation and financial condition.

Third parties may initiate litigation against us without warning. Others may send us letters or other communications that make allegations without initiating litigation. We have in the past and may in the future receive such communications, which we assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may attempt to resolve disputes out-of-court by electing to pay royalties or other fees for licenses. If we are forced to defend ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, diversion of technical and management personnel, inability to use our current website or inability to market our service or merchandise our products. As a result of a dispute, we may have to develop non-infringing technology, including partially or fully revise any publication that infringes intellectual property rights, enter into licensing agreements, adjust our merchandising or marketing activities or take other action to resolve the claims. These actions, if required, may be unavailable on terms acceptable to us or may be costly or unavailable. If we are unable to obtain sufficient rights or develop non-infringing intellectual property or otherwise alter our business practices, as appropriate, on a timely basis, our reputation or brand, our business and our competitive position may be affected adversely, and we may be subject to an injunction or be required to pay or incur substantial damages and/or fees and/or royalties.

Certain of our services are provided using proprietary software and our software is mainly developed by our employees, who specifically assign to us their copyrights over the software in their employment agreements. Additionally, the applicable law establishes that employers shall have full title over rights relating to software developed by their employees. Nonetheless, we could be subject to lawsuits by former employees claiming ownership of proprietary software that were not specifically assigned to us in their respective employment agreements. As a result, we may be required to obtain licenses of such software, incurring costs relating to payments of royalties and/or damages and we may be forced to cease the use of such software. If we are unable to use certain of our proprietary software, this could have a material adverse effect on our business, financial condition and results of operations.

In addition, we use open-source software in connection with certain of our products and services. Companies that incorporate open-source software into their products have, from time to time, faced claims challenging the ownership of open-source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute or use open-source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition, and results of operations.

We will be subject to risks related to non-compliance with the Brazilian General Data Protection Law (“LGPD”) and may be adversely affected by the application of penalties, including pecuniary sanctions. Additionally, failure to comply with data privacy regulations could result in reputational damage to our brands an adversely affect our business, financial and condition and results of operations.

On August 14, 2018, Law No. 13,709 of August 14, 2018 was enacted, as amended, or the General Personal Data Protection Law, which came fully into effect in August 2020 and will bring major changes to the personal data protection system in Brazil.

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

Additionally, any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse, or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals.

Failure to protect the personal data processed by us, as well as failure to comply with the applicable legislation, may result in high fines, disclosure of the incident to the market, cancellation of existing contracts, temporary block and/or deletion of the personal data from our database, without eliminating the possibility of civil and criminal sanctions, which may adversely affect our reputation, financial condition and results of operations. In addition, we could incur significant costs in complying with relevant laws and regulations regarding the unauthorized disclosure of personal information, which may be affected by any changes to data privacy legislation at both the federal and state levels. See “Item 4. Information on The Company—B. Business Overview—Regulatory Overview—Data Protection.”

Cybersecurity incidents, including attacks on the infrastructure necessary to maintain our IT systems, may result in financial losses and damage to our reputation.

Cybersecurity incidents may result in the misappropriation of our information and/or customer information or in ineffective time on its servers or operations, which may affect us materially and adversely. Any losses of intellectual property, trade secrets or other sensitive business information or the interruption of its operations could adversely affect our financial results. Due to such risks, we have improved the monitoring of our infrastructure and systems, and seeking to implement the best practices regarding the development of IT systems.

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

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our suppliers, commercial practices, students, faculty members, as well as environmental, competition, government agencies and tax authorities, particularly with respect to civil, tax and labor claims. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise because of these or other proceedings. Even if we adequately address issues raised by any inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims. Adverse decisions in material legal, arbitrational or administrative proceedings, even if such proceedings are without merit, may adversely affect our reputation, results of operations and the price of our Class A common shares.

We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive or if Brazil imposes legal restrictions on dividend distributions by subsidiaries.

We control several subsidiary companies in Brazil that carry out our business activities. Our ability to comply with our financial obligations and to pay future dividends, if any, to our shareholders depends on our ability to receive distributions from the companies we control, which in turn depends on the cash flow and profits of those companies. There is no guarantee that the cash flow and profits of our controlled companies will be sufficient for us to comply with our financial obligations and pay future dividends or interest on shareholders’ equity, if any, to our shareholders, or that the Brazilian federal government will not impose legal restrictions or tax payments on dividend distributions by our subsidiaries.

We and our subsidiaries may be held directly or indirectly responsible for labor claims resulting from the actions of third parties, including independent contractors and service providers.

To meet the needs of our partner schools and offer greater comfort and quality in all areas and aspects of our activities, we depend on service providers and suppliers for a variety of services. We may be adversely affected if these third-party service providers and suppliers do not meet their obligations under Brazilian labor laws. In particular, according to Brazilian law we may be liable to the employees of these service providers and suppliers for labor obligations of these service providers and suppliers and may also be fined by the relevant authorities. If we are held liable for such claims, we may be adversely affected.

We operate in markets that are dependent on Information Technology, or IT, systems, and technological change. Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact our revenues and reputation.

We use complex IT systems and products to support our businesses activities, including customer-facing systems, back-office processing, and infrastructure. We face several technological risks associated with online product service delivery, information technology security (including virus and cyber-attacks), e-commerce and Enterprise Resource Planning system (ERP) upgrades. Our plans and procedures to reduce risks of attacks on our system by unauthorized parties may not be successful. Thus, our businesses could be adversely affected if our systems and infrastructure experience a failure or interruption in the event of future attacks on our system by unauthorized parties.

We rely upon a third-party data center service provider to host certain aspects of our platform and content and any disruption to, or interference with, our use of such services, could impair our ability to deliver our platform, resulting in customer dissatisfaction, damaging our reputation, and harming our business.

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

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, schools, customers, students and parents and legal guardians. Individuals may try to gain unauthorized access to our data to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. A breach could result in a devastating impact on our reputation, financial condition, or student experience. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties and loss of existing or future business. We have been monitoring our systems and made several security tests to identify our potential weakness in advance and implement the applicable security measures.

A material weakness in our internal control over financial reporting may be identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm may identify material weaknesses, which is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Our management has assessed the effectiveness of our internal control over financial reporting and has concluded that the Company maintained effective internal controls as of December 31, 2020. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of WPensar S.A. (“WPensar”), Studos Software Ltda. (“Studos”), Geekie Desenvolvimento de Softwares S.A. (“Geekie”) and Escola de Inteligência Cursos Educacionais S.A. (“Escola de Inteligência”), which are included in the 2020 consolidated financial statements of the Company. Collectively, WPensar, Studos, Geekie and Escola de Inteligência constituted less than 10% of the Company’s total assets as of December 31, 2020 and less than 5% of the Company’s total revenues for the year ended December 31, 2020.

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

The effectiveness of internal control over financial reporting as of December 31, 2020 was audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. EY has issued an unqualified report on our internal control over financial reporting, which is included elsewhere in this annual report. EY’s audit of the internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of WPensar, Studos, Geekie and Escola de Inteligência.

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

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Brazilian Macroeconomic Environment.”

Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

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

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic, which is expected to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition, and prospects.

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

In the past, Brazil has experienced extremely high rates of inflation. Inflation and some of the measures taken by the Brazilian government to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 4.5%, 4.3% and 3.7% in 2020, 2019 and 2018, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.00% as of December 31, 2017 to 2.00% as of December 31, 2020, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil—COPOM). Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic minidevaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.2591 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per U.S.$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per U.S.$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

A devaluation of the real relative to the U.S. dollar could create inflationary pressures in Brazil and cause the Brazilian government to, among other measures, increase interest rates. Any depreciation of the real may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of the real relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures, and reduce economic growth.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a growth of 1.3% in 2018 and 1.1% in 2019. In 2020, the Brazilian GDP contracted by 4.1%. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investors’ sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political, and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries, the consequences of United Kingdom’s exit from the European Union, and global tensions, as well as economic or political crises in Latin America or other emerging markets including as a result of the COVID-19 pandemic, may significantly affect the perception of the risks inherent in investment in Brazil.

Additionally, on November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our Class A common shares. Growing economic uncertainty and new of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other yet unforeseen development, may harm our business and the price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

•

In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-negative. The BB-negative rating was reaffirmed on February 7, 2019 with a stable outlook, which reflects the agency’s expectations that the Brazilian government will be able to implement policies to gradually improve the fiscal deficit, as well as a mild economic recovery, given improvements in consumer confidence. In April 2020, Standard & Poor’s revised the credit rating for Brazil to BB-negative with a stable outlook.

•

In December 2015, Moody’s reviewed and downgraded Brazil’s issue and bond ratings from Baa3 to below investment grade, Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, considering the low growth environment and the challenging political scenario. In April 2018, Moody’s reaffirmed its Ba2 rating, but altered its outlook from “negative” to “stable,” also supported by the projection that the Brazilian government would approve fiscal reforms and that economic growth in Brazil would resume gradually.

•

In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. The BB-negative rating was reaffirmed in May 2019. In May 2020, Fitch affirmed Brazil’s long-term foreign currency issuer default rating at BB-negative and revised the rating outlook to negative, citing the deterioration of the Brazilian economic and fiscal scenarios and the worsening risks for both dimensions, given the renewed political uncertainty, in addition to the uncertainties about the duration and intensity of the COVID-19 pandemic.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected.

The full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex, and inter-related factors and assumptions, including market conditions at the time of any downgrade. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. We cannot assure you that the rating agencies will maintain their current ratings or outlooks, and such changes could increase our funding costs and adversely affect our results of operations. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A common shares to decline.

Certain Factors Relating to Our Class A Common Shares

The Founding Shareholders, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents 90.1% of the voting power of our issued share capital, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2020, Oto Brasil de Sá Cavalcante, Margarida Maria Porto Soares de Sá Cavalcante, Ari de Sá Cavalcante Neto, Mariana Magalhães de Sá Cavalcante, Patrícia Soares de Sá Cavalcante, Paula Soares de Sá Cavalcante and Luciana Soares de Sá Cavalcante Moraes, or the Founding Shareholders, control our company and do not hold any of our Class A common shares (except for Ari de Sá Cavalcante Neto, who held as of December 31, 2020 1.1% of the Class A common shares), but beneficially own 47.6% of our issued share capital through their beneficial ownership of all of our outstanding Class B common shares, and consequently, 90.1% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, the Founding Shareholders will control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. They will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, the Founding Shareholders may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. The Founding Shareholders’ decisions on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They can prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

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

In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock, such as ours, from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. However, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in tis eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure is not eligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.

The dual class structure of our common stock has the effect of concentrating voting control with the Founding Shareholders; this will limit or preclude your ability to influence corporate matters.

Each Class A common share entitles its holder to one vote per share, and each Class B common share will entitle its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (composed of the Founding Shareholders) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

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

As a foreign private issuer, we will have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

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

Shareholders of Cayman Islands exempted companies (such as us) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles of Association to determine whether, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all our assets are located outside of the United States. In addition, the majority of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States. Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final, for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais.

Most of our assets are in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.

The Economic Substance Act of the Cayman Islands may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

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

Each potential investor in our Class A common shares must therefore determine the suitability of that investment considering its own circumstances. Each potential investor should:

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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

We were founded in 2004. However, our history goes back to 1941, when the grandfather of our CEO and founder, Ari de Sá Cavalcante Neto, acquired a small school in downtown Fortaleza. Over decades, the school grew into a large educational group with several branches providing K-12 education to 6,500 students becoming recognized for its quality nationally and for successfully preparing students for the most rigorous national and international college admission exams for admission into institutions such as Massachusetts Institute of Technology, Stanford University and Princeton University, and national and international science competitions such as the International Physics Olympiad (IPhO), the International Mathematical Olympiad (IMO) and the International Chemistry Olympiad (IChO).

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

With an asset-light and highly scalable business model that emphasizes operating efficiency and profitability, we were able to grow the number of students served at a 53% CAGR since 2006, reaching a total of 1,785,576 students served in 2021, combining organic growth, strategic investments, and acquisitions to grow our K-12 education exposure. These initiatives have helped us identify new business potential to enhance our overall growth prospects, such as education technological features (WPensar and EEM Licenciamento de Programas Educacionais S.A., or EEM, Studos), supplemental instruction content (International School, PES, Nave à Vela Editora e Comercializadora de Materiais Educacionais S.A., or NAV, Escola da Inteligência Cursos Educacionais S.A., or EI and NLP Soluções Educacionais Ltda., or Pleno), digital-native content platform (Geekie), and a B2C online test prep solution (Me Salva! Cursos e Consultoria S.A., or Me Salva!).

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

On June 4, 2020, we completed a follow-on public offering, by which General Atlantic Arco (Bermuda), L.P. and Alfaco Holding Inc. sold an aggregate amount of 5,563,203 Class A common shares issued by us, at a public offering price of US$47.70 per Class A common share. We did not receive any proceeds from the sale of Class A common shares by the selling shareholders in connection with this offering.

On September 8, 2020, we completed a follow-on public offering, consisting of 2,500,000 Class A common shares issued and sold by us. The public offering price was US$44.80 per Class A common share. We received net proceeds of US$109.8 million, after deducting USS$2.2 million in underwriting discounts and commissions.

On January 6, 2021, our Board of Directors approved the Repurchase Program to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021 continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. As of the date of this annual report, we had purchased an aggregate of 276,581 Class A common shares for a total of approximately US$9.8 million under the Repurchase Program.

Following a decade of growth, and our initial public offering in 2018, we are excited about the future and how technological advances can impact education. We believe that students are increasingly looking for modern, dynamic and client oriented educational platforms and that our tech-enabled approach is positioned to deliver a variety of content and provide a new learning experience that is more effective, personal, engaging, and enjoyable.

Acquisitions and Investments

Acquisition of Me Salva!

On March 10, 2021, we acquired 100% of the equity interest of Me Salva!, an online educational solution that prepares students to be admitted to the Brazilian universities, through recorded and live classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans.

According to the transaction agreements, 60% of the company’s interest was transferred on the signing date for a total amount of R$27.6 million, and the remaining 40% will be transferred in 2025, in an amount equal to the multiple of the net revenues of Me Salva!

Acquisition of COC and Dom Bosco learning systems

On March 6, 2021, we entered into a definitive agreement with Pearson Education do Brasil Ltda. (“Pearson”) to acquire 100 % interest in P2D Educação Ltda., owner of COC and Dom Bosco learning systems, for the total amount of R$920 million. 80% of the purchase price will be paid on closing, and (ii) the remaining 20% of the purchase price will be paid on the first anniversary of the closing date, as adjusted. The transaction also includes an agreement with Pearson to distribute some supplemental educational solutions for K-12 schools in Brazil.

This transaction is subject to customary closing conditions, including Brazilian antitrust approval.

Investment in Isaac

On January 25, 2021, we entered into a Series B Ordinary Shares Purchase Agreement, among other ancillary and transactional documents, with INCO Limited, or INCO, the controlling entity of OISA Tecnologia e Serviços Ltda., or OISA (a company indirectly controlled by David Peixoto dos Santos), pursuant to which we acquired 8,571,427 series B ordinary shares, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000,000. INCO Limited provides financial assistance to private schools.

Acquisition of Escola da Inteligência

On December 2, 2020, we closed the acquisition of Escola da Inteligência, the leading solution in social-emotional learning (SEL) in Brazil, which was approved by CADE, with no conditions, on the same date. This transaction broadens our supplemental market presence by adding a strong brand to its portfolio. We believe there is a favorable market trend for SEL, pushed forward by the COVID-19 pandemic, and that Escola da Inteligência is well positioned to capture this demand outside and within our school base.

The acquisition involves only the private sector business of Escola da Inteligência and under the terms of transaction, we acquired 100% of Escola da Ingeligência’s shares, which will be officially transferred in two phases, of which 60% was acquired for R$288 million, with R$200 million paid at closing and the remaining R$88 million in the second quarter of 2021. The amount due for the remaining 40% of Escola da Inteligência’s shares will be calculated considering 6 times the 2023 ACV booking value and will be paid in the second quarter of 2023. The remaining shares will be transferred to us on the day of such payment. For further information, see note 4d to our audited consolidated financial statements.

Acquisition of Studos

On September 21, 2020, we acquired 100.0% of the outstanding shares and voting rights of Studos, a leading provider of adaptive solutions. For further information, see note 4b to our audited consolidated financial statements. This acquisition is part of our strategy to acquire technology companies that increase the value of our learning systems to partner schools and parents, improve student’s academic performance and enable teachers to thrive.

Investment in Bewater Ventures I GA

On July 24, 2020, we acquired a 14.48% interest in Bewater Ventures I GA, a fund legally managed by Paraty Capital, through the purchase of 9,670 Class B quotas for R$9.7 million. The fund’s main goal is the minority investment in Grupo A, a company that provides educational solutions for higher education, which happened subsequently to our investment. For further information, see note 11 to our audited consolidated financial statements.

Acquisition of Positivo Soluções Didáticas

On November 1, 2019, we closed the acquisition of Positivo, one of the largest K-12 content providers to private schools in Brazil, and other companies of the Positivo Group (as defined below), or Positivo Acquisition. Positivo is part of a group founded in 1972 in Curitiba by a group of teachers as a preparatory course focused on admission exams to universities in the state of Paraná, or Positivo Group. The preparatory course reached 2,300 enrolled students in the first year of operation and its success led the group to quickly open new schools for all K-12 grades under the brand Colégio Positivo. In a short period of time, the proprietary content and methodology developed and used by Colégio Positivo schools achieved significant recognition among teachers, parents and students. The high-quality content and its dynamic approach led to the foundation of Positivo in 1979, allowing the Positivo brand to expand far beyond the reach of Colégio Positivo, being adopted by third-party schools in several cities of the state of Paraná and other Brazilian states.

With over 40 years of brand legacy, Positivo evolved to become a leading content providing platform that transforms the lives of many students of private schools across all Brazilian states. This is a vibrant ecosystem with several opportunities to effectively address the needs of parents, students, teachers and school owners. Positivo is focused on building long-term relationships with partner schools and this approach is an important factor to its success, proven by the fact that more than 50% of its client base has over ten years of relationship.

This carve-out acquisition encompassed only the private school learning systems and did not include the other assets of the Positivo Group, such as the public school learning system, the printing company, the Universidade Positivo post-secondary education business, and the Colégio Positivo proprietary schools.

The agreed purchase price was R$1,684.8 million (equity value), of which (i) 50% was paid in cash on the transaction closing date, and (ii) the remaining 50% will be paid in four installments as follows: (1) 10% per year to be paid in cash in each of 2021 and 2022, and (2) 15% per year to be paid in cash in each of 2023 and 2024, all as adjusted by the CDI rate (Brazilian interest rates).

The Positivo Acquisition allowed us to increase our student base twofold, reaching over 1.2 million students in 2019. In addition, it allowed us to accelerate our growth with the same B2B2C business model, with predictable subscription-based revenue, high operating leverage and cash flow conversion while remaining asset-light. By adding complementary assets, Positivo also enables us to broaden our product offerings and expand our footprint. Positivo comprises two different brands with reciprocal business profiles: (i) Sistema de Ensino Positivo, or SPE, an educational solution consisting of content, technology and services provided to private schools serving upper-middle-income students; and (ii) Conquista Solução Educacional, or Conquista, which is focused on private schools serving lower-middle income students. Together, SPE and Conquista enhance our Core Curriculum offering, allowing us to reach a larger base of schools at different price points. In addition, Positivo also owns Positivo English Solution, or PES, an affordably priced second language-offering that enhances our Supplemental Solutions.

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

Acquisition of EEM

On June 4, 2019, we closed the acquisition of EEM, or the EEM Acquisition, an app developer that enhances communication between schools and parents by providing chat-based interactions, location-based identifications, Net Promoter Scores, or NPS, tool to assess parent’s satisfaction and pilot project related to payments. The EEM Acquisition provided us with new capabilities that further increases our value proposition to partner schools, parents and students, and also allowed us to access EEM’s network of schools. The purchase consideration transferred was R$18.3 million. The amount of R$16.1 million was paid on the closing date, the amount of R$0.3 million was paid on June 29, 2019, and the deferred payment in the amount of R$1.9 million, which has been retained for a period of two years as guarantee for the payment of any contingent liabilities, will be released in accordance with the provisions of the agreement. Any remaining balance will be transferred to the former owners of the acquired entity. For further information, see note 17c to our audited consolidated financial statements.

Acquisition of NAV

In May 2019, we acquired a 13.2% interest in the share capital of NAV, a developer of competence-based learning content present in more than 50 schools and reaching 16,000 students, according to NAV’s website, for the total subscription price of R$4.2 million, hereinafter referred to as the NAV Acquisition. Pursuant to the investment and share purchase agreement, we have agreed to acquire the remaining 86.8% of the outstanding share capital of NAV in three tranches. We acquired: (i) Tranche 1, corresponding to 37.8% of the outstanding share capital of NAV, on October 29, 2019, for the amount of R$21.1 million, and (ii) Tranche 2 and Tranche 3, corresponding to 24% and 25% of the outstanding share capital of NAV, respectively, on February 15, 2021, for the total amount of R$22.6 million. By anticipating the payment of Tranche 3, NAV became our wholly owned subsidiary on February 25, 2021.

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

On September 20, 2019, we acquired an additional 0.96% interest in the share capital of Geekie through a capital increase of R$1.2 million. On October 14, 2019, we acquired an additional 1.92% interest in the share capital of Geekie through a capital increase of R$2.5 million, increasing our total interest to 10.92%. In addition, on October 25, 2019, we acquired an additional 18.44% interest in the share capital of Geekie from a minority shareholder for the amount of R$21.9 million, increasing our total interest to 29.36%. On November 15, 2019, we acquired an additional 1.17% interest in the share capital of Geekie through a capital increase of R$2.0 million, increasing our total interest to 30.53%. In December 2019, we acquired an additional 7.00% interest in the share capital of Geekie through a capital increase of R$4.3 million and the purchase of minority shareholders for R$5.8 million increasing our total interest to 37.53% as of December 31, 2019. On March 4, 2020, we acquired an additional 10.51% interest in Geekie’s share capital from minority shareholders for R$12.7 increasing our total interest to 48.04%. On July 6, 2020, we acquired an additional 4.62% interest in Geekie’s share capital from minority shareholders for R$5.8 million, increasing our total interest to 52.67%. On September 21, 2020, we acquired an additional 1.76% interest in the share capital of Geekie through a capital increase of R$4,500 increasing its total interest to 54.43%. On November 11, 2020, we acquired an additional 1.64% interest in Geekie’s share capital through a capital increase of R$4,500 increasing our total interest to 56.06%. On January 20, 2021, we acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing our total interest to 57.42%.

On November 27, 2020, we entered into a new shareholders’ agreement with the other Geekie’s shareholders, by which we acquired control of Geekie and started to consolidate Geekie in our financial statements as our subsidiary. We expect to acquire the remaining 42.58% interest in Geekie’s share capital in June 2022, for the amount to be calculated considering the ACV of Geekie or Arco for 2022 and the company’s debts, whichever results on the highest amount to be received by the sellers, and the net revenue of Geekie products as of January 2023, which will be payable in June 2022 and January 2023. For further information, see note 4c to our audited consolidated financial statements.

Acquisition of SAE

In June 2016, we acquired a 70% interest in the share capital of SAE. In October 2017, we acquired the remaining 30% in the share capital of SAE. We currently hold a 100% interest in the share capital of SAE. The investment in SAE added a new platform for the Company’s Core segment with a different pedagogical approach and different pricing point. This acquisition enabled the Company to serve a broader range of schools, allowing us to maximize our market reach and penetration. Thus, with the SAE solution, the Company started to offer a basic subscription solution focused on upper middle income private schools.

Acquisition of International School

In December 2015 and January 2017, our subsidiary PSD Educação S.A. (formerly known as EAS Educação S.A (until 2020) and SAS Educação S.A. (until 2017)), or PSD Brazil, acquired 40% and 11.48% interests, respectively, in the share capital of International School from Mr. Ulisses Borges Cardinot, pursuant to an investment and other covenants agreement (Contrato de Investimento e Outras Avenças) dated December 21, 2015 (as amended on January 28, 2016 and January 23, 2017), or the Investment Agreement. Mr. Cardinot is currently the chief executive officer of International School pursuant to a shareholders’ agreement between Mr. Cardinot and PSD Brazil.

The Investment Agreement contains certain contractual arrangements for the acquisition by PSD Brazil of the remaining 48.52% interest in the share capital of International School held by Mr. Cardinot, or the Remaining Interest, divided in two steps: (1) 25% of the share capital between January 1, 2020 and April 30, 2020 at a purchase price equal to the product of 30% and 10 times the accounting EBITDA of International School for the 2019 school year (twelve-month period between October and September) (subject to certain adjustments); and (2) 23.52% of the share capital between January 1, 2021 and April 30, 2021 at a purchase price equal to the product of 30% and 10 times the accounting EBITDA (as defined in the Investment Agreement) of International School for the 2020 school year (subject to certain adjustments). In addition, Mr. Cardinot may elect to allocate up to 50% of the total purchase price to subscribe for PSD Brazil shares (which would be valued at the product of 30% and 10 times the accounting EBITDA of PSD Brazil (subject to certain adjustments) for the applicable school year).

Pursuant to the Investment Agreement, upon the approval of an initial public offering of PSD Brazil (1) certain contractual arrangements for the acquisition by PSD Brazil of the Remaining Interest are accelerated; and (2) Mr. Cardinot’s option to allocate up to 50% of the total purchase price to subscribe for PSD Brazil shares must be exercised by Mr. Cardinot at the shareholder meeting approving an initial public offering by PSD Brazil. We recognized a financial liability as of December 31, 2020 in the amount of R$355.0 million, which represented the present value of the estimated amount payable to Mr. Cardinot. This financial liability may vary in subsequent financial periods and depending on the final basis for calculation of the purchase price of the Remaining Interest and it will be updated accordingly in our financial statements for future financial periods. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.” for more information on this matter.

Acquisition of Content Providers

In April 2015, we acquired a 99.99% interest in Editora e Livraria Alegre POA Ltda., a content provider to upper- and middle-income private schools in Brazil. In June 2015, we acquired a 99.99% interest in Material Didático Desterro Ltda., a content provider to upper- and middle-income private schools in Brazil. In September 2017, we acquired a 100% interest in NS Educação Ltda., or NS Educação. NS Educação is an educational content provider to middle class private schools in Brazil.

Acquisition of WPensar

In April 2015, we acquired a 25% interest in WPensar, a company that develops and licenses school management systems software. On September 21, 2020, we acquired the remaining 75.0% interest in WPensar and we started to consolidate it as our wholly owned subsidiary. For further information, see note 4a to our audited consolidated financial statements.

Corporate Information

Our principal executive offices are located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil. Our telephone number at this address is +55 (11) 3047-2699.

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

B.    Business Overview

Our mission is to transform the way students learn by delivering high-quality education at scale through technology to K-12 schools and students.

We provide a complete pedagogical system with technology-enabled features to deliver educational content to private schools and students in Brazil. Our turnkey curriculum solutions provide educational content in both printed and digital formats delivered through our platform to improve the learning process.

We have an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. In our B2B2C model, we operate through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which we provide educational content in printed and digital format to private schools. Our revenue is driven by the number of enrolled students at each customer using the solutions and the agreed-upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, we benefit from high visibility in our net revenue and operating margin, which we calculate by dividing our operating profit by net revenue over a given period. Our annual retention rate was 93% in 2020, 93% in 2019 and 95% in 2018, which makes our recurring revenue base highly stable.

Our network in our B2B2C model as of March 31, 2021 consisted of 6,119 partner schools compared to 5,414 schools as of March 31, 2020, 1,464 schools as of March 31, 2019 and 1,140 schools as of March 31, 2018, representing annual growth rates of 13.0%, 269.8% and 28.4%, respectively.

We had 1,785,576 Number of Enrolled Students across all Brazilian states as of March 31, 2021, compared to Final Number of Enrolled Students of 1,239,937 as of September 30, 2020 (or 1,362,141 Number of Enrolled Students as of March 31, 2020), 498,553 as of March 31, 2019 and 405,814 as of March 31, 2018, representing annual growth rates of 44.1%, 173.2% and 22.9%, respectively. In prior years, the difference between our Number of Enrolled Students and our Final Number of Enrolled Students was not material. However, during 2020 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31, 2020 to September 30, 2020. For further information, see “Presentation of Financial and Other Information—Special Note Regarding ACV Bookings.”

Our B2B2C business model has allowed us to grow and achieve profitability since our founding. Our net revenue totaled R$1,001.7million, R$572.8 million and R$381.0 million in 2020, 2019 and 2018, respectively, representing annual growth rates of 74.9% and 50.3% in 2020 and 2019, respectively. We generated operating profit of R$135.5million, R$58.1 million and R$62.1 million in 2020, 2019 and 2018, respectively. We had a profit of R$16.8 million in 2020, a loss of R$9.4 million in 2019 and a loss of R$82.9 million in 2018, respectively. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 2.6%, 5.6% and 9.6% of our ACV Bookings in 2020, 2019 and 2018, respectively.

ACV Bookings for the supplemental solution totaled R$250.7 million for the 2021 school year, resulting in a 1% ACV market share of the total addressable market, which includes after-school education and the potential market for private K-12 learning systems and textbooks in Brazil, based on EY-Parthenon’s assessment of the private K-12 learning systems market. In addressing the core solutions market, Arco’s ACV Bookings for the 2021 school year of R$912.7 million result in an 14% core solutions market share, which considers the potential market for private K-12 learning systems and textbooks in Brazil, based on EY-Parthenon’s assessment of the private K-12 learning systems market.

We believe that the quality of our platform, together with the credibility of our client base and the strong reputation of our brand, has driven our significant growth, allowing us to expand our footprint quickly and efficiently in Brazil since our founding. According to the 2019 results for the principal national standardized test for university entrance in Brazil, the ENEM, four of our partner schools ranked in the top 10 best schools in Brazil. Furthermore, our schools were among the top 10 in 24 out of 27 Brazilian states according to the ENEM of 2019.

In March 2021, Arco started serving students directly through the acquisition of Me Salva!, a B2C test prep player. The online solution offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans. Despite currently representing only a small and immaterial part of our business, this vertical allows Arco to tap a large and underserved market of students from public schools, that lack quality education at affordable prices. We also plan to reinforce our Supplemental portfolio by offering schools a solution on the test prep and tutoring vertical, developed on top of Me Salva!’s know-how and digital offering, allowing them to better prepare their students for the ENEM.

Context

The 21st century has been characterized by rapid and accelerating technological innovation, with students at the forefront of the adoption of new technologies. We believe that we can deliver a more effective, personal, engaging, and enjoyable learning experience for students by combining high quality proprietary content and software applications in our simple, integrated, and personalized educational platform. We aim to move beyond traditional educational models used by schools by empowering educators, school administrators and students to achieve their highest potential through our educational platform.

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

Our Core Curriculum and Supplemental Solutions enable students, teachers, and school administrators to have access to engaging and easy-to-use resources that propel academic success and meet students’ diverse learning needs. Pairing our printed and digital curriculum with real-time data and teacher-led learning allows us to personalize learning at the individual level, improving both individual student and aggregate school performance.

We develop our educational content using a model based on extensive research and performance-based standards. We combine printed and digital content with online lecturettes featuring expert, on-screen teachers and tailored assignments and assessments to engage students and help them master their subject areas. With this integrated approach, students can track their progress and performance, teachers can access real-time data to evaluate students and personalize their teaching and school administrators can better manage their school’s performance both on absolute and comparative terms.

The increase in internet penetration and the rapid increase in the use of mobile devices and cloud-based services is broadening access to educational content and services and expanding the potential reach of educational institutions. Our platform does not require our partner schools to make any significant capital expenditures or setup investments and is compatible with most mainstream computing platforms (including tablets and mobile phones). Our solutions are designed to be highly interactive and enjoyable, which we believe results in enhanced educational outcomes when compared to traditional models.

Underlying Trends

We believe that the strength of our business and growth prospects is supported by strong underlying market and industry trends, including:

Demand for quality education is driving a shift from public to private K-12 education

A wide gap in the quality of education exists between public and private K-12 institutions in Brazil, and within the private school market itself. Test performance is significantly better in private primary and secondary education, as illustrated by the average quality index differential of the primary and IDEB. As of December 31, 2019, private K-12 education schools had an average education quality index score 39% higher than that of public primary and secondary schools across all school years according to the IDEB quality index differential. As a result, over the last ten years, student enrollments in private K-12 institutions have increased 16.3%, from 7.6 million in 2010 to 8.8 million in 2020.

Technological innovation is driving enhancements in private K-12 education

A survey conducted by FGV revealed that the number of smartphones in Brazil in June 2020 reached 234 million, or approximately 2 smartphone devices per Brazilian. Brazil is a mass adopter of disruptive technological innovations in several areas, and it is among the five largest markets for Waze®, the digital traffic map application for Android® and iOS®, with São Paulo serving as its largest city in terms of number of users, according to an April 2019 article in Época Negócios, a Brazilian financial magazine. Brazil is also the second-largest market in the world for Instagram® in terms of number of users according to a May 2019 article in Exame, a Brazilian business magazine, and one the most popular destinations for Airbnb®, with Rio de Janeiro ranking fifth behind Moscow, New York City, Paris and London, according to an August 2018 article in Época Negócios.

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

As a result of the COVID-19 outbreak, which was declared a pandemic by the World Health Organization in March 2020, state and local authorities in Brazil suspended school operations. On-site school activities were postponed, forcing schools to teach classes remotely. Although schools have historically been late adopters of technology and resistant to change, the impacts of the COVID-19 pandemic led them to turn to technology to continue offering their students educational content and pedagogical support. We are uniquely positioned, offering daily classes to students of all grades as well as content for schools and teachers, having produced and broadcast more than 37,000 videos and generating 42 million views in 2020.

As part of our sales strategy during the COVID-19 outbreak, we have unbundled part of our solutions throughout 2020, allowing approximately 400 schools to use the trial versions of our products.

Importance of K-12 performance in university admissions processes

The best higher education institutions in Brazil are public, with a highly competitive admissions process based largely on challenging standardized admissions exams. According to the World University Rankings 2020 published by Times Higher Education (THE), 45 out of the 52 top-ranked universities in Brazil were public as of September 2020. In recent years, competition for admission into public universities has increased, a trend driven both by greater student demand and a decrease in the number of available seats. In 2012, there were on average 11 applicants per available seat in public universities, as compared to 14 applicants in 2016, according to Oliver Wyman, while the number of public university seats decreased by 6.3% from 2012 to 2016. As a result of this competition, parents are increasingly focused on schools that over-perform in the standardized university admissions tests. According to a 2017 study by the Brazilian Institute of Public Opinions and Statistics (Instituto Brasileiro de Opinião Pública e Estatística), or IBOPE, education is the number one spending priority for Brazilian families. Our solution is designed to enhance our students’ ability to perform on these exams.

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

Obsolescence of traditional content distribution models

We believe that traditional content distribution models are becoming obsolete. Traditional educational publishers are almost exclusively focused on physical textbooks, which they sell through retailers rather than directly to schools. These traditional suppliers have limited capability to develop and offer integrated digital solutions to schools, teachers, and students, and typically rely on third-party authors, illustrators and graphic designers to develop new content. In contrast, because of our robust technology backbone, use of data and strong relationships with teachers and administrators, we can offer a comprehensive solution and content that is continuously updated and improved.

Limited and unintegrated product offering

Due to the lack of turnkey education solutions, school administrators often rely on a multitude of third-party vendors for K-12 educational content, teacher training, student testing, management, and communication tools.

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

We can replace a multitude of third-party educational vendors with a streamlined and consolidated solution, offering a one-stop shop that delivers enhanced learning across the educational spectrum.

Our Market Opportunity

According to EY-Parthenon’s assessment of the private K-12 learning systems market, the existing addressable market in Brazil for core curriculum solutions and supplemental solutions totals approximately R$25.2 billion in sales revenues as of October 2019, of which we currently capture approximately 5% based on our ACV Bookings as of March 31, 2021. We can address this market by launching new solutions and entering new categories.

Our B2B2C model benefits from structural differences in our market, when compared to the education markets in the United States and Europe. Private schools in Brazil are generally for-profit institutions, and the private education market in Brazil is large and highly fragmented, primarily a result of lower overall levels of government funding for K-12 public education. As of December 31, 2020, approximately 8.8 million students were enrolled in approximately 38,800 private schools (22.1% of the total number of K-12 students in Brazil), according to the INEP and the IBGE. In addition, the national curriculum set by the Ministry of Education requires standardized content across Brazilian schools, which helps create demand for a unified curriculum. Finally, teachers’ unions in Brazil are relatively less influential than their counterparts in the United States and Europe, where such unions often serve as obstacles to the adoption of innovations.

We believe that the challenges inherent in the traditional content distribution model, coupled with increasing demand for modern content and integrated value-added services, present a unique market opportunity for our business. By providing an affordable, modern, and efficient platform, we believe that we can continue to disrupt the Brazilian education market and increase our penetration into current and new markets.

As for our B2C model, we benefit from the intense competition for higher education admission driving demand for test prep, as the best universities in Brazil are public (and costs are subsidized by the government) and offer a leap in earnings potential for students. As a result, parents and students demonstrate unmet needs and willingness to pay for access to top quality content, individualized learning, and convenience. The K-12 tutoring, and test prep markets are very fragmented and currently mostly offline, while we observe an increasingly preferred for online due to cost, quality and convenience. Additionally, COVID-19 pandemic to further accelerates the habit-chance and conversion from offline to online.

The Arco Way

Quality, a key component for the success in the K-12 market, is always at the center of our decisions and it has been the gear of our virtuous cycle over the years.

As we continuously invest in quality and customer support, we assist our schools to achieve higher academic results. This is illustrated by the ENEM strong results of our partner schools, one of the main metrics to measure education quality in Brazil. According to the 2019 results of the ENEM exam, (i) four of the 10 top schools in the Brazilian national school rankings use our solutions; (ii) partner schools ranked among the top 10 in 23 out of 27 Brazilian states; and (iii) 51 of our partner schools ranked among the top ten schools in their respective states. The strong results achieved by our partner schools improve our brand equity, help build our reputation and consequently, tends to contribute to our healthy, sustainable organic growth.

As we grow and add new partner schools, our network becomes a powerful source of leads generation and data. In addition, the increased scale allows us to reinvest in content, quality, and service, contributing to the positive loop.

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

The following chart illustrates our business-to-business-to-consumer model:

Our B2B2C model has long-term contracts with private schools, high retention rates and high financial predictability. Our three-year standard contract provides a revenue stream with long-term cash flow visibility. We have a lead time (which we define as the period from the moment of first contact to the execution of a contract) for the acquisition of new partner schools, and we typically enter into contracts with new partner schools within one year from the moment of first contact. Once our content is adopted, switching costs (which are the costs that schools incur as a result of switching to our platform) and time associated with updating the teaching curriculum for each class year work to our advantage. A portion of our historical average 5.0% annual attrition rate is attributable to the early termination or suspension of performance by us, at our option, of contracts with certain partner schools as a result of their failure to timely pay our contract fees.

Our B2B2C model is asset-light and scalable business model, with high operating leverage and limited capex requirements. By outsourcing distribution activities to third parties and developing standard solutions, we have an asset-light and scalable business model that enables us to quickly expand our customer base with low associated expenses and capital expenditures, including 100% digital marketing and remote negotiation processes with our customers. This allows us to increasingly expand our margins as we grow the number of students we serve, while generating cash to fund the development of new products and features, as well as identify acquisitions and strategic investments.

Our platform on the B2B2C model is difficult to replicate. We have continuously developed our platform since our founding, with the benefit of over 50 years of an evolving educational methodology and a dedicated team of education specialists focused on developing and improving our Core Curriculum and Supplemental Solutions materials. Accordingly, we believe that the depth of our educational content and the technological experience necessary to develop our products makes our platform difficult to replicate.

Our B2C model is 100% subscription-based and has attractive unit economics. Our revenues consist of retail content fees paid by students upon subscribing for one of our plans. Despite shorter-term when compared to our B2B2C model, customer acquisition cost is also reduced, leading to profitable unit economics.

Our Solutions

In the education sector, we believe that quality is fundamental. Our platform on the B2B2C model was developed with the benefit of over 50 years of an evolving educational methodology and robust track record of academic results. Our track record of high-performing educational outcomes motivated us to create a digital, technology-driven product that could deliver high quality education at scale.

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

Benefits Across Our Educational Platform

We deliver the following benefits to all the stakeholders engaged in the learning process:

•

Students: We deliver a personalized, multimedia learning experience, in an omni-channel format. Students can access content in various formats, including digital, video, print and other audiovisual media aligned with the daily curriculum of their classes. Our platform provides real-time feedback to students on areas for improvement and benchmarking relative to their peers, which enables us to simultaneously ensure that education is provided on an individual basis, and that our content is complete, up-to-date, and readily available.

•

Teachers: We offer a range of tools to help improve teacher efficiency and learning outcomes. We provide teaching plans for each class, digital content for classroom review, pre-made class videos, a test builder platform and homework correction automation tools. In addition, teachers can access students’ performance reports and identify which students are having difficulties in progressing in a given class at any time.

•

Administrators: We provide a supplemental revenue stream to our partner schools. In addition, our platform provides back office administrative support, alongside data and analytics to support decision-making processes. Administrators receive student reports and can analyze student participation rates, detailed individual performance, an overview by area of knowledge and their schools’ national ranking. They are also able to benchmark teacher performance to optimize the effectiveness of their teaching staff.

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

Our Core Curriculum comprises high quality content solutions that are designed to address the Ministry of Education’s national K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print and other audiovisual media that are aligned with the daily curriculum of their classes. Our Core Curriculum offering serves a broad range of price points, allowing us to maximize our market reach and penetration. It is offered in four different versions, consisting of (i) SAS, a premium solution focused on high-income private schools, (ii) SAE, a basic solution focused on upper-middle income private schools; (iii) SPE, an educational solution consisting of content, technology and services provided to upper-middle-income class private schools and focused on student outcomes and long-term relationships with partner schools, proven by the strong results achieved in national exams, (iv) Conquista, a solution focused on lower-middle-income private schools, and (v) Geekie, a digital-native content platform.

Our Core brands share certain key attributes, such as:

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

•

Educational consulting services to partner schools: Personalized support to ensure complete understanding and appropriate implementation of our learning platform. This includes constant support to partner schools throughout the school year in connection with educational practices, administrative, human resources and financial aspects, development of customized students’ assessment models, organization of education congresses and pedagogical meetings, as well as parents and students counselling.

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

Our Supplemental Solutions comprise additional value-added content for which partner schools can opt-in as an addition to our Core Curriculum. We have a Supplemental Solutions market share of 1%, calculated by dividing Arco’s Supplementary Solutions ACV Bookings for the 2021 school year by the total addressable market for Supplemental Solutions, which consists of English as a Second Language (ESL) bilingual programs (International School and PES) and 21st century skills programs (Pleno, Escola da Inteligência and NAV), based on EY-Parthenon’s assessment of the private K-12 learning systems market.

Currently, our primary Supplemental Solutions offering is an ESL bilingual program, first offered in 2015 following our acquisition of an interest in International School. International School provides students with an internationally oriented education, in a multicultural environment, based on a curriculum like the International Baccalaureate or Cambridge International Examinations. We intend to add non-core supplemental educational modules to our Supplemental Solutions portfolio over time.

Upon the acquisition of Positivo in 2019, our Supplemental Solution also offers the PES, a bilingual program with an approach that promotes integrated learning of content and language, in partnership with Cambridge University Press. The program consists of 2-5 weekly hours of English classes with several tools to develop the skills needed to communicate well. PES also provides teachers’ training and pedagogical support to its partner schools. PES was launched in 2015 and has a strong cross-sell potential within our Core Solution partner schools’ network and to expand to schools that have not yet adopted our solution.

In 2019, we started investing in the development of a social-emotional supplemental solution called Pleno, developed to meet schools’ demand for a product that goes beyond the student’s cognitive development. Through the same B2B2C business model and integrated with the K-12 curriculum, Pleno helps students to develop competencies and skills, such as self and social-awareness, design thinking and entrepreneurship.

In February 2021, we concluded the acquisition of NAV, a developer of competence-based learning content, enhancing our Supplemental Solutions offering through a competence-based curriculum to address 21st century skills, which is in our portfolio since May 20219. Through projects, problem solving and technology, NAV helps students develop transferable skills, such as critical and creative thinking, and communication skills.

In December 2020, we concluded the acquisition of Escola da Inteligência, the leading solution in social-emotional learning (SEL) in Brazil, based on a proprietary methodology and great reputation in the K-12 market.

Finally, in 2021, we acquired Me Salva!, a B2C digital test prep solution, allowing Arco to start delivering high quality education to public sector students at affordable prices.

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

Our application programming interfaces, or APIs, provide a standardized way to provision, manage, engage, and deliver content to students, faculty and administrators. The APIs manage authentication and access for our entire technology stack and is designed to manage and interface with new technologies as they are introduced.

All our APIs, applications, and application components are designed from the ground up to produce significant, readable and interpretable data. Log monitoring allows us to proactively identify and mitigate potential capacity, performance, and security issues, while advanced analytics on student usage data provides the company with powerful insights to evaluate course content, communicate new technology releases and improve user experience and engagement.

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

Following the best frameworks in digital product development, we offer a buy-and-build solution from the customer standpoint, as users and customers can influence product evolution and participate in early stages of new-product conception.

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

The main drivers of our technology strategy are:

•	Connectivity—connecting content and stakeholders in a seamless way;

•	Omni-channel—full access to our content, anywhere, anytime, across devices;

•	Empowerment—ability to identify individual needs and build a personalized learning experience;

•	User Centered—intuitive design so users can quickly adapt and fully use features to their advantage;

•	Management—data and analytics to support educators’ decision-making; and

•	Data Analytics—monitor and assess student performance, engagement, and the impact of our solutions.

What Sets Us Apart

We believe that we have the following business strengths that allow us to disrupt the private K-12 education market:

Disruptive approach to traditional school model

Instead of simply delivering content as a product through textbooks, we provide an education solution through a technology-based platform. We believe that our platform is cutting-edge, modern, dynamic and client oriented. We offer a multi-channel experience, combining proprietary content and software that would otherwise require the purchase of multiple, non-integrated solutions.

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

As of December 31, 2020, partner schools charged parents an incremental markup on our wholesale per student prices.

Strong combination of content development team and technology to develop a best-in-class learning experience

As of December 31, 2020, we had a dedicated team of 900 technology and content development employees focused on developing and improving our Core Curriculum and Supplemental Solutions materials. They achieve this by leveraging feedback from our (i) highly qualified base of over 1544 experienced educational authors in Brazil on the quality of materials we produce, and (ii) network of partner schools and teachers on the impact of our materials on student performance. The advanced state of our platform reflects a process of evolution spanning over a decade, making it difficult to replicate.

Widespread positive customer satisfaction and strong academic outcomes

Our customer satisfaction is driven by our ability to meaningfully improve the performance of our partner schools’ enrolled students on the ENEM, a prerequisite for entrance into almost all higher education undergraduate institutions in Brazil. According to the 2019 results of the ENEM exam:

•	four of the 10 top schools in the Brazilian national school rankings use our solutions;

•	our schools are among the top 10 in 2 out of 27 Brazilian states; and

•	51 of our partner schools are ranked among the top ten schools in their respective states.

Strong brand equity and aligned incentives resulting in high retention rates

We prioritize quality by employing a “white glove” service model across our business, with clear financial incentives (in the form of bonuses) to our sales force that drive long-term relationships with our partner schools. Educational performance is one of the main drivers of school growth, and the success of our partner schools is a critical part of our value proposition. Due to the quality of our academic outcomes, we rarely lose clients. In addition, we have historically been highly effective in increasing contract values, achieving an annual retention rate of 93% in 2020, 93% in 2019 and 95% in 2018.

Attractive financial model with a high level of visibility and predictability

We have cash flow visibility given our long-term contracts with partner schools. Initial contract terms generally average three years, with high switching costs resulting in a customer churn of approximately 7% in 2020. In addition, we benefit from increasing enrollments across partner schools as our relationships mature and deployments increase, leading to revenue growth and increased operating margins, which contribute to the predictability of our business.

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

As of December 31, 2020, the average age of our employees was 32 and 56% of our employees were women. Also, we offer a long-term incentive plan for key employees and apply meritocratic methods to engage them, recognize their value and maintain their motivation.

Our Growth Strategies

We aim to continue driving rapid, profitable growth and to generate greater shareholder value by implementing the following strategic initiatives:

Deepen relationships with our existing customer base

We intend to increase student enrollments within our existing partner schools at a minimum marginal cost as we see major opportunities for increased penetration through:

•

Increasing the number of class years that adopt our Core Curriculum at each partner school. As of March 31, 2021, our upselling potential would increase our student enrollments by 28%, translating to approximately 480,000 students; and

•

Cross-selling our Supplemental Solutions to currently enrolled class years at our partner schools. As of March 31, 2021, only 11% of our client base used both our Core Curriculum and at least one Supplemental Solution, thus representing a cross-sell opportunity of over 1,000,000 students.

Expand our partner school base

The private education sector in Brazil is very fragmented, with no relevant concentration in one or few providers. As Arco solutions penetrate this market and the performance of partners schools using our educational platform becomes more widespread and widely known, our sales efforts will benefit from the referrals generated by current school base.

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

Continue to innovate and extend our technological leadership

Innovation is a cornerstone of our culture. As such, we employ significant efforts and resources to ensure the constant development and improvement of our portfolio of solutions. We have also invested in a select group of education technology startups to bring new ideas and solutions into our ecosystem. These initiatives have helped us identify new business potential to enhance our overall growth prospects, such as education technological features (WPensar, EEM and Studos), supplemental instruction content (International School, PES, NAV, Pleno, and Escola da Inteligência), digital-native content platform (Geekie), and B2C online test prep solution (Me Salva!)

We intend to increase the functionality of our platform and continue our investment in the development and acquisition of new applications that extend our technological leadership. We also intend to continue to improve and update our print and digital content based on the real-time feedback we receive from our partner schools.

Continue to pursue M&A opportunities

We plan to continue pursuing acquisitions that are complementary to, or that will help us diversify, our business. We intend to maintain a disciplined approach towards evaluating possible targets and integrating acquisitions into our business model. Our preferred acquisition targets are core or supplemental educational platform providers that engage in delivering high quality K-12 educational content through software-based platforms pursuant to B2B2C and B2C business models. We are currently evaluating possible acquisition opportunities and submit non-binding proposals from time to time.

We believe that we have developed a strong capability and track record of identifying, negotiating, and integrating acquisitions. Moreover, we have developed a systematic model that enables us to integrate our acquired businesses in a timely and efficient manner. Since 2011, we have successfully acquired or invested in 19 solutions. Our acquisition strategy is focused on expanding our operations into new regions within Brazil and adding new products and technologies to accelerate our pace of innovation and broaden our footprint.

We have already executed several strategic transactions since our initial public offering. These acquisitions have a strong fit with our business and have been executed based on three main pillars: (i) boost growth, accelerating the expansion of our partner school base; (ii) increase cross-sell opportunities, extending our product offering; and (iii) enhance the client experience, adding value-add tech features. See “Item 4.A. History and development of the company—Acquisitions and Investments.”

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

We have a lead time (which we define as the period from the moment of first contact to the execution of a contract) for the acquisition of new partner schools, and we typically enter into contracts with new partner schools within one year from the moment of first contact, which requires a series of interactions and constant contact, to build a trust-based relationship with target and partner schools. Our sales strategy is based on creating touch points to highlight the quality of our solutions. We aim to achieve this with dedicated sessions for experimenting and testing with our platform. We also hold several specialized events aimed at target and partner schools, product journeys and guided visits to our units, and participate in industry fairs.

The success of our sales process requires uniquely qualified professionals, who must not only have an academic background, but are also sales oriented. We invest a significant amount of time and resources to recruit and train our sales force, averaging approximately 150 hours of training per year per person. After the initial training and exposure to our Educational Consulting environment, each professional begins working by shadowing an experienced consultant. It takes approximately a year of shadowing before each new professional can work individually on our behalf. In 2020, we had over 6,500 applicants for our consultant positions. Currently, we employ more than 799 sales and marketing professionals. Our consultants’ incentives are also aligned with our long-term goals and are tied to our profitability, as a significant portion of their annual compensation is variable and is paid out to them annually in the form of a bonus provided certain targets are met.

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

Additionally, we promote specialized events that are aimed to retain current partner schools. The most relevant event is Positivo’s Course Program that provides teacher’s training, workshops of recent trends in education and lectures from highly specialized and trained pedagogical professionals. In 2020, the Course Program reached 9,739 teachers, addressing approximately 80% of SPE’s partner schools.

In addition, we work in conjunction with a branding agency, which assists us in developing and strengthening our brands, increasing their national awareness, and building our institutional image. Our brand portfolio is structured to reflect our value proposition and leverage our marketing and sales strategy. A study conducted by Expertise as of January 2019 showed that the Positivo brand is the most recognizable among parents, teachers, and school events.

Furthermore, we have a loyalty program aimed at strengthening the relationship with partner schools and increasing the length of the contract. The loyalty program allows SPE to offer more personalized consulting services from our pedagogical experts, literature materials to complement the school’s curriculum, cooperative media, and other products or services, to increase a contract’s profitability.

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

Our Geographic Presence

We believe our platform can be adopted by virtually any private K-12 school in Brazil. We believe that our product offering addresses Core and Supplemental curriculum needs for all Brazilian schools. As of March 31, 2021, our network consisted of 6,119 unique partner schools and 1,785,576 Number of Enrolled Students across all Brazilian states and in 1,670 cities, comprising students from kindergarten to high school. Our national presence has consistently expanded over the last five years, through both organic and non-organic growth and our largest client accounted for only 0.5% of our ACV Bookings.

Our Clients

We provide a complete pedagogical system with technology-enabled features to deliver educational content to K-12 schools in Brazil. Our turnkey curriculum solutions provide educational content in both printed and digital formats delivered through our platform to improve the learning process. Our network as of March 31, 2021 consisted of 6,119 partner schools. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 2.6%, 5.6% and 9.6% of our Delivered ACV Bookings in 2020, 2019 and 2018, respectively. Even though our partner schools pay for our solutions, we view students, parents, teachers, school management and teachers as our customers.

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

Other core curriculum solutions providers offer primarily printed content and a limited amount of digital content. Other online platforms that offer education solutions through digital channels face difficulties to efficiently integrate solutions for schools, parents, students, and teachers. We believe our proprietary content is engaging to students, teachers, and parents, as illustrated by our ability to persuade schools to switch from other products to our products.

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

Seasonality

Our revenues and operating results normally fluctuate because of seasonal variations in our business. For further information on seasonal variations in our business, please see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Revenue Recognition and Seasonality.”

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

The Brazilian education system is organized as a cooperation regime among federal, state, and municipal governments. The federal government is required to organize and coordinate the federal education system in order to guarantee equal opportunity and quality of education throughout Brazil. Brazilian states and the Brazilian Federal District are required to focus on primary and secondary education, while municipalities are responsible for providing preschool and primary education, and each is responsible for establishing and implementing the relevant rules and regulations for each educational stage the subject of its focus, including monitoring and evaluation, and the issuance of all relevant authorizations, recognitions, and qualifications for each such educational stage.

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

In addition, the federal government, through Law No. 13,005 of June 25, 2014, implemented the National Education Plan (Plano Nacional de Educação), or PNE, with a duration of ten years from the date of its publication. The PNE established objectives for primary and secondary education that must be met by the Brazilian federal system. Some of these objectives are: (1) the universalization of preschool education, with a target to enroll at least 50% of all children up to three years of age in schools by 2024; (2) the universalization of primary education, with a target to enroll at least 95% of children between the ages of six and 14 in schools by 2024; (3) the universalization of secondary education, with a target to enroll at least 85% of adolescents between the ages of 15 and 17 in schools by 2024; (4) to ensure that all children learn the Portuguese alphabet by the third year of primary education; (5) to make available full-time education in at least 50% of public schools; (6) to improve the quality of primary education as evaluated by the IDEB; (7) to ensure that all students are literate by the time they are 15 years old; (8) to make available at 25% of primary and secondary education to young adults and adults; and (9) to increase enrollment in professional studies to three times the current enrollment rate. Accordingly, each of the federal, state and municipal governments was required to prepare a ten-year education plan and establish policies, guidelines and objectives applicable to the segment of the Brazilian education system over which it is responsible. In addition, these objectives act as guidelines for the private education sector.

Primary and Secondary Education

Primary and secondary education in Brazil is equivalent to K-12 education in the United States, and consists of elementary school, junior high and high school, which are regulated by the LDB and the PNE.

The LDB regulates a nationwide, common core curriculum, the number of teaching hours, the minimum classroom attendance and grade advancement. States, municipalities, and educational institutions can pass rules and regulations according to specific regional and local requirements, such as differences in curricula and calendar, grade advancement and issuance of academic documentation for primary and secondary education students.

The PNE establishes ten-year targets for all the levels and stages of education, mandating that states and municipalities create and establish similar plans compatible with such national targets. It is incumbent upon the Primary and Secondary Education Secretariat (Secretaria de Educação Básica), or SEB, under the supervision of the MEC, to monitor compliance with the PNE by states and municipalities. This inspection and monitoring include guidance and rules for assessing the primary and secondary education stages.

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

Regulatory Bodies

The main regulatory bodies of the Brazilian education system are:

•	the MEC;

•	the National Education and Research Institute (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or INEP;

•	the CNE;

•	the CEB;

•	the Higher Education Board (Câmara de Educação Superior), or CES;

•	State and Municipal Secretaries (Secretarias Estaduais de Educação and Secretarias Municipais de Educação, respectively); and

•	State and Municipal Councils of Education (Conselhos Estaduais de Educação and Conselhos Municipais de Educação, respectively).

The MEC is Brazil’s highest governmental body for education. It formulates and evaluates Brazilian national education policy, ensuring the quality of education and compliance with education regulations. The INEP is a related federal entity responsible for evaluating educational institutions in Brazil, as well as conducting research to provide a reliable database for public use.

The MEC is assisted by the CNE, which is the entity with regulatory power and deliberative authority to ensure national education improvement. The CNE is comprised of the CEB, which is the federal agency responsible for the regulation of the K-12 education system, and the CES, which is the federal agency responsible for the post-secondary education system. Both regulatory bodies are composed of 12 members appointed by the President of Brazil.

States and municipalities are responsible for regulating K-12 education. State Secretaries of Education (Secretarias Estaduais de Educação) are assisted by the State Councils of Education (Conselhos Estaduais de Educação) and are the main regulatory bodies for primary and secondary school education. The Municipal Secretaries of Education (Secretarias Municipais de Educação) are assisted by the Municipal Councils of Education (Conselhos Municipais de Educação) and are the main regulatory bodies of preschool education.

The LDB grants power to states and municipalities to authorize, accredit and supervise primary and secondary education institutions. This is achieved through each governmental entity’s respective Department of Education.

Regulations Applicable to the Company’s Activities

The Company is not directly regulated by the MEC nor any other regulatory agency. However, our educational platform and related educational materials seek to comply with the LDB and the guidelines established by the BNCC. In addition, our partner schools are K-12 education providers and are directly regulated by the educational authorities explained above and must comply with their regulations.

The BNCC is a set of guidelines that provides a curriculum specifying the core skills and knowledge required to be taught as part of primary and secondary education in Brazil and each school has the autonomy to elaborate or adapt their curricula and pedagogical projects according to such guidelines. The BNCC guidelines were established following overall poor student performance levels achieved while the predecessor education guidelines were in effect. Several indicators suggest that the predecessor guidelines were failing in several ways, leading the MEC to initiate discussions relating to a new method based upon a comparison between Brazil and other countries’ results, which formed the basis for developing the BNCC. The LDB and the BNCC establish what subject matters shall be taught for each level of education (early childhood education, primary education and secondary education), and we are constantly working on our content to ensure that they comply with these guidelines, as well as with our partner schools’ demands.

As provided by the LDB and the BNCC, early childhood education should enable children to live in society, to play, to participate, to explore, to express themselves, and to know themselves. Primary education, in turn, shall offer the following subject matters: (i) Portuguese; (ii) Arts; (iii) Mathematics; (iv) Geography; (v) History; (vi) Religious Studies; (vii) English; (viii) Science and (ix) Physical Education. Also, according to the current BNCC, approved by Ruling No. 1,210, 2018, secondary education shall offer curricula covering the following subjects (i) Portuguese; (ii) Arts; (iii) Mathematics; (iv) Geography; (v) History; (vi) Physics; (vii); Chemistry; (viii) Biology; (ix) English, (x) Science, (xi) Sociology; (xii) Philosophy; and (xiii) Physical Education. As our partner schools are private and have the autonomy to establish their pedagogical projects, there are no other guidelines relevant to the materials provided.

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

Data Protection

Cybersecurity has become a top priority for regulators around the world, and in Brazil it is no different. Having come into effect in September 2020, the Brazilian Data Protection Law (Law No. 13,709/18 or Lei Geral de Proteção de Dados), or LGPD, is a comprehensive personal data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships.

The LGPD applies to individuals or legal entities, private or government entities, who processes personal data in Brazil or collects personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for processing personal data, which includes the collection, use, transfer and storage of personal data and will affect all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish other obligations related to data protection that are not described above.

Law No. 14,010, of June 10, 2020, amended certain provisions of the LGPD, and postponed the administrative sanctions effectiveness to August 2021. However, LGPD allows private right of action, so we are still subject to individual claims for violations of LGPD. The penalties and fines for non-compliance with the LGPD include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a daily fine, up to a maximum amount of R$50.0 million per violation; (3) the restriction of access to the personal data to which the violation relates up to a six-month period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repetition of the violation, temporary block and/or deletion of the related personal data, partial or complete prohibition of processing activities; and (4) a fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50 million per violation.

The Company has started implementing the LGPD requirements on January 2020. During 2020, we have implemented training for the company’s employees and our partners schools, made interviews with the areas that have more contact with personal data, identified the risks we were exposed, implemented our Privacy Policy and prepared privacy warnings to the Company’s subsidiaries as well as established flows for data sharing with third parties. Additionally, all agreements with employees and partners schools were updated to establish the new requirements of the LGPD and the Privacy Policy was made available to all employees. Furthermore, the Company has created a Privacy Committee and indicated its DPO.

C.    Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on April 12, 2018. Arco became the holding company of Arco Educação S.A. and its operating subsidiaries, including PSD Educação S.A., which provides educational content from basic to secondary education (or K-12 curriculum).

The table below is a list of the Company’s subsidiaries, joint ventures, and associated companies as of December 31, 2020:

				Direct and Indirect Interest (%)
Name	Principal Activities	Country	Investment Type	2020		2019	2018
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0		100.0	100.0
PSD Educação S.A.	Educational content	Brazil	Subsidiary	100.0		100.0	100.0
Arco Ventures S.A.	Educational content	Brazil	Subsidiary	100.0		100.0	100.0
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	100.0		100.0	100.0
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	100.0		100.0	100.0
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil	Subsidiary	—		—	100.0
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	100.0		100.0	100.0
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	100.0		100.0	100.0
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0		100.0	100.0
Escola de Aplicação São José dos Campos Ltda.	Educational services	Brazil	Subsidiary	—		—	69.6
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5		51.5	51.5
NS Ventures Participações Ltda.	Educational content	Brazil	Subsidiary	—		—	100.0
NS Educação Ltda.	Educational content	Brazil	Subsidiary	—		—	100.0
Nave à Vela Ltda.	Educational content	Brazil	Subsidiary	51.00		51.0	—
EEM Licenciamento de Programas Educacionais Ltda.	Educational technology	Brazil	Subsidiary	100.0		100.0	—
NLP Soluções Educacionais Ltda.	Educational content	Brazil	Subsidiary	100.0		100.0	—
Bewater Ventures	Private equity	Brazil	Investee	14.48		—	—
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0		25.0	25.0
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Subsidiary	56.06	*	37.5	8.05

				Direct and Indirect Interest (%)
Name	Principal Activities	Country	Investment Type	2020	2019	2018
Studos Software Ltda.	Educational content	Brazil	Subsidiary	100.0	—	—
Escola de Inteligência Cursos Educacionais S.A.	Educational content	Brazil	Subsidiary	60.0	—	—

* Until Dec/20 we had effectively paid for a 56.06% interest in Geekie, but were already entitled to own 57.42%.

For more details about our organizational structure please see “Presentation of Financial and Other Information—Organizational Structure” and refer to notes 1 and 2.2 to our audited consolidated financial statements.

On January 1, 2020, Osterreich Investimentos - Participações Societárias S.A., Mendel Investimentos - Participações Societárias S.A., Torino Investimentos - Participações Societárias S.A., Remare Investimentos - Participações Societárias S.A. and Fahe Investimentos - Participações Societárias S.A. merged into Positivo and became extinct. As a result of the merger, all the contracts, rights and obligations of the now-extinct companies were transferred to Positivo.

On August 1, 2020, Positivo and Piá, merged into PSD and became extinct. As a result of the merger, all the contracts, rights and obligations of Positivo and Piá were transferred to PSD.

On January 1st, 2021, Arco Ventures S.A., merged into PSD and, therefore, became extinct. Due to the merger, all contracts, rights, and obligations from Arco Ventures were transferred to PSD.

D.    Property, Plant and Equipment

Properties

Our corporate headquarters, which houses our sales, marketing, and business operations, is located in São Paulo at Rua Augusta and comprises over 4,426 square meters under 3 leases, which expire in 2023. We also lease 5,869 square meters in Fortaleza for our product development, sales, and business operations under a lease that expires in 2025. Additionally, we lease 13,858 square meters in Curitiba, which houses Positivo’s sales, marketing, and business operations, under a lease that expires on July 31, 2022. Also, in the city of Curitiba we lease a building that houses SAE Digital business operations, such lease agreement expires on October 2022. We have offices in several other locations and believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and as of December 31, 2020, we leased operational, sales, distribution, and administrative facilities in Cajamar, São José, Curitiba, Diadema, Florianópolis, Porto Alegre, Recife, Salvador, Guarulhos, Fortaleza and Simões Filho. As of December 31, 2020, we had a services agreement with a data center service provider for the provision of data services to us from its data centers located globally, which is automatically renewed and may be terminated upon requested by the parties, and two cloud storage agreements, one of which can be terminated at our discretion with 30 days’ notice to the service provider and the other which the expiration date may vary on each purchase order. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Intellectual Property

Most of our services are provided using proprietary software developed by third parties and by our employees. We rely on a combination of industrial property, copyright, and software laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to protect, establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. Nevertheless, we may hold restricted rights over certain software developed either by third parties or by our current or former employees and, occasionally, may be subject to lawsuits filed by said third parties or employees to claim ownership over each software. In addition, we license technology from third parties, and do not hold or own licenses regarding certain software employed in the business. However, we have not received any legal notices related to such non-licensed software and are employing measures to obtain pending licenses.

As of December 31, 2020, we own 179 trademark registrations in Brazil, 2 in Argentina, 2 in Bolivia, 1 in Chile, 2 in Ecuador, 2 in Paraguay, 1 in Peru, and 2 in Uruguay. As of December 31, 2020, we owned 136 registered domain names in Brazil. We also have 127 of pending trademark applications in Brazil and Venezuela (125 in Brazil and 2 in Venezuela), as of December 31, 2020. We have several registered copyrights, most notably copyrights for text formatting, critical reading, books, drafting, text editing and review, reformulation, book updates, content coordination, illustrations and diagramming.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the information presented under “Item 3. Key Information—A. Selected financial data.” The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements because of various factors, including those set forth in “Item 3. Key Information—D. Risk factors.”

A.    Operating Results

We provide a complete pedagogical system with technology-enabled features to deliver educational content to private schools in Brazil.

We founded our company with the aim of creating high quality products that simplify learning and make the education process more efficient. Traditionally, school administrators required a multitude of vendors for content development, training, commercializing, and managing K-12 education. Simultaneously, students acquired educational content through textbooks from various publishers across retail channels. Our platform aims to replace this multitude of third-party educational providers with a streamlined, one-stop solution that delivers high quality education at scale.

We believe the success of our platform, together with the quality of our client base and the popularity of our brand, has driven our significant growth, allowing us to expand our footprint quickly and efficiently in Brazil.

We provide a complete suite of turnkey curriculum solutions and technology-enabled features to help our students, teachers, partner schools and parents, targeting our students’ educational success. Our turnkey educational platform solutions consist of core K-12 curricula, as well as supplemental instructional content currently focused on English as a second language.

As of March 31, 2021, we had 6,119 unique partner schools. These schools are spread across 1,670 cities located across all the states of Brazil. Our partner schools base is highly diversified, which reduces our dependence on major accounts.

Our Growth

Our revenue growth has been driven by:

•

Expansion of our partner school base:The increase in the number of partner schools using our educational platform. Through a sophisticated sales process with our highly skilled sales team, we build relationships with partners schools and plant seeds for new features and products.

•

Deepening of relationships with our existing customer base:The increase in the number of enrolled students we serve in our partner schools, through (i) the increase in the number of class years that adopt our Core Curriculum solutions (upselling), and (ii) cross-selling our Supplemental Solutions.

•

Price increases:The annual adjustments of our contract fees, in line with our price-setting policies which are usually above published inflation indices, to account for changes in our cost and expenses’ structure and for improvements in our platform.

•

M&A:The acquisition of complementary businesses has helped us expand our operations regionally and nationally, and add new products and technologies. This allows us to become a one-stop shop platform, which we believe further strengthens our stickiness and improves our value proposition.

The strength of our partner school base and our ability to expand sales are demonstrated in the increasing portion of our ACV Bookings derived from existing clients and up sell in existing clients, representing a 32.2% growth when comparing ACV Bookings of March 31, 2021 and Delivered ACV Bookings for 2020 school year (Delivered ACV Bookings of R$952.8 million as of September 30, 2020, plus R$ 8.9 million of 2020 school year revenues booked in the fourth quarter of 2020, for a total Delivered ACV Bookings for the 2020 school year of R$961.7 million); 117.9% growth when comparing Delivered ACV Bookings for 2020 school year and ACV Bookings of March 31, 2021; and 37.6% growth when comparing ACV Bookings of March 31, 2019 and ACV Bookings of March 31, 2018.

Another indicator of demand for our platform is our annualized cohort analysis. We define a cohort as the amount spent by all our partner schools on our platform over each 12-month period. We calculate the total contractual fees payable by our partner schools in each cohort as of the end of each academic year, or the yearly contract fee amount. These amounts increase because of (i) increases in the total number of enrolled students at our partner schools served by our platform, and (ii) annual adjustments of our contract fees. These amounts decrease when customers terminate their contracts, downgrade their contracts to a lower price point, or if there is a decrease in the number of enrolled students at our partner schools.

Revenue Recognition and Seasonality

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership were transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of educational content could be estimated reliably, there was no continuing management involvement with the educational content and the amount of revenue could be measured reliably. Upon the adoption of IFRS 15, revenue is recognized when the performance obligation is satisfied. We recognize our revenue when we deliver our content to our partner schools in printed format or via access to our digital platform. The technology is provided solely to optimize the use of our educational content. Our printed materials can be used independently of the technology we provide, as the content of both our printed materials and online materials is substantially the same.

We generate substantially all our revenue from contracts that have an average term of three years, pursuant to which we provide educational content in printed and digital format to partner schools. Our revenue is driven by the number of enrolled students at each partner school using our solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. Each contract contemplates penalties ranging between 20% and 100% of the remaining total value of the contract in the event of termination, and the content already delivered by us through the termination date is not returned to us by the partner school.

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

We typically have high visibility of the number of students we will serve before the school year starts, typically by the end of November. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and early dropouts, this number may fluctuate slightly until March 31, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of March 31 of each year.

However, following March 31 in a calendar year, our partner schools may experience additional admissions and/or additional dropouts up to September 30 of such year, which is the date on which the number of students for the year becomes final, or Final Number of Students. In prior years, the difference between the Number of Enrolled Students as of March 31 and the Final Number of Students as of September 30 was not material. However, during 2020 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31, 2020 to September 30, 2020, and our number of students decreased from Number of Enrolled Students of 1,362,141 as of March 31, 2020, to Final Number of Enrolled Students of 1,239,937 as of September 30, 2020.

As of March 31, 2021, we had 1,785,576 Number of Enrolled Students, compared to the Final Number of Enrolled Students of 1,239,937 as of September 30, 2020 (and 1,362,141 Number of Enrolled Students as of March 31, 2020) and 498,553 and 405,814 Number of Enrolled Students as of March 31, 2019 and 2018, respectively, representing a CAGR of 63.9%.

In our Core Curriculum segment, we had Number of Enrolled Students of 1,270,463 as of March 31, 2021, compared to Final Number of Enrolled Students of 1,032,029 as of September 30, 2020 (and 1,131,691 Number of Enrolled Students as of March 31, 2020), and 413,678 and 363,824 Number of Enrolled Students as of March 31, 2019 and 2018, respectively, representing a CAGR of 51.7%. In our Supplemental Solutions segment, which we began consolidating in our financial statements in 2017, we had Number of Enrolled Students of 515,113 as of March 31, 2021, compared to Final Number of Enrolled Students of 207,368 as of September 30, 2020 (and 230,450 Number of Enrolled Students as of March 31, 2020), and 84,875 and 41,990 Final Number of Enrolled Students as of March 31, 2019 and 2018, respectively.

The following table sets forth the number of enrolled students at our partner schools as of the dates indicated.

	As of March 31,
	2021	2020	2019	2018
Number of Enrolled Students	1,785,576	1,362,141	498,553	405,814

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

We measure our ACV Bookings monthly throughout the school year, starting in November of the preceding fiscal year. Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our platform in the next school year. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and early dropouts, this number may fluctuate slightly until March 31, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of March 31 of each year, and in this annual report, we refer to our ACV Bookings as of March 31 in each year as our ACV Bookings.

However, following March 31 in a calendar year, our partner schools may experience additional admissions and/or additional dropouts up to September 30 of such year, which is the date on which the final amount of our ACV Bookings for the year becomes final, or our Delivered ACV Bookings. In prior years, the difference between our ACV Bookings and our Delivered ACV Bookings was not material, demonstrating the predictability of our business. However, during 2020 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31, 2020 to September 30, 2020, and our ACV Bookings decreased from ACV Bookings of R$1,005.7 million as of March 31, 2020, to Delivered ACV Bookings of R$952.8 million as of September 30, 2020 plus R$ 8.9 million of 2020 school year booked in the fourth quarter of 2020, for a total Delivered ACV Bookings for the 2020 school year of R$961.7 million. Consequentially, the dynamics mentioned above also impacted the number of enrolled students in our partner schools.

Following March 31 in a calendar year, our partner schools may experience additional admissions and/or additional dropouts up to September 30 of such year, which is the date on which the number of students for the year becomes final, or our Final Number of Enrolled Students. In prior years, the difference between the Number of Enrolled Students as of March 31 and the Final Number of Enrolled Students as of September 30 was not material, demonstrating the predictability of our business. However, during 2020 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31, 2020 to September 30, 2020, and our number of students decreased from Number of Enrolled Students of 1,362,141 as of March 31, 2020, to Final Number of Students of 1,239,937 as of September 30, 2020.

The following table set forth our Number of Enrolled Students, average ticket per student per year and ACV Bookings as of March 31, 2021, 2020, 2019 and 2018.

	As of March 31,
	2021(1)	2021(2)	2020(3)	2019(4)	2018(5)
	US$ (except number of enrolled students)(1)	R$ (except number of enrolled students)	R$ (except number of enrolled students)
Number of Enrolled Students	n/a	1,785,576	1,362,141	498,553	405,814
Average ticket per student per year	125.4	651.5	738.4	884.3	793.8
ACV Bookings (in millions)	223.9	1,163.4	1,005.8	440.9	322.1

(1)

For convenience purposes only, amounts in reais as of March 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting in October 2020 and ending in September 2021).

(3)

For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which we acquired in November 2019.

(4)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 2018 and ending in September 2019).

(5)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 2017 and ending in September 2018).

The Final Number of Enrolled Students as of September 30, 2020, was 1,239,937, Delivered ACV Bookings was R$952.8 million as of September 30, 2020 plus R$ 8.9 million of 2020 school year revenues booked in the fourth quarter of 2020, for a total Delivered ACV Bookings for the 2020 school year of R$961.7 million.

As of March 31, 2021, our Number of Enrolled Students was 1,785,576, our average ticket per student per year was R$651.5 and our ACV Bookings were R$1,163.4 million.

The following table sets forth the approximate number of enrolled students and ACV Bookings for our supplemental segment for the periods presented.

	As of March 31,
	2021(1)	2021(2)	2020(3)	2019(4)	2018(5)
	US$ (except number of enrolled students)(1)	R$ (except number of enrolled students)	R$ (except number of enrolled students)
Number of Enrolled Students	n/a	515,113	230,450	84,875	42,000
ACV Bookings (in millions)	48.2	250.7	202.2	100.4	45.0

(1)

For convenience purposes only, amounts in reais as of March 31, 2021 have been translated to U.S. dollars using an exchange rate of R$5.197 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2020 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3. Key Information—A. Selected financial data—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting in October 2020 and ending in September 2021).

(3)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020).

(4)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 2018 and ending in September 2019).

(5)	For the 2018 school year (which we define for purposes of ACV Bookings as the period starting in October 2017 and ending in September 2018).

For our supplemental segment, the Final Number of Enrolled Students was 207,368 and the Delivered ACV Bookings was R$172.0 million as of September 30, 2020.

For our supplemental segment, as of March 31, 2021, the approximate number of enrolled students was 515,113 and ACV Bookings were approximately R$250.7 million.

Brazilian Macroeconomic Environment

We believe that our results of operations and financial performance are and will continue to be affected by the following macroeconomic trends and factors:

All our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	For the Year Ended December 31,
	2020		2019	2018
Real growth (contraction) in gross domestic product	-4.1%		1.1%	1.3%
Inflation (IGP-M)(1)	23.1%		7.3%	7.5%
Inflation (IPCA)(2)	4.5%		4.3%	3.7%
Long-term interest rates—TJLP (average)(3)	4.9%		6.2%	6.7%
CDI interest rate(4)	2.8%		6.0%	6.5%
Period-end exchange rate—reais per US$1.00	R$	5.197	4.031	3.875
Average exchange rate—reais per US$1.00(5)	R$	5.158	3.946	3.656
Appreciation (depreciation) of the real vs. US$in the period(6)	(28.9)%		(4.0)%	(17.1)%
Unemployment rate(7)	13.5%		11.9%	12.3%

Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.

(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).

(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.

(5)	Average of the exchange rate on each business day of the year.

(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

(7)	Average unemployment rate for year as measured by the IBGE.

For the years ended December 31, 2020, 2019 and 2018, we have been able to offset the inflation effects by adjusting the contractual fees per student that we charge our partner schools above the IPCA rate. Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

Printer Costs; Raw Materials

We outsource the printing and binding of our educational materials. Printer costs are one of our principal costs; printer fees are impacted by changes in the price of paper, one of the principal raw materials required to produce our educational materials. The cost of paper is generally impacted by fluctuations in the U.S. dollar/real exchange rate, and is also impacted by inflation, but not necessarily linked to a specific inflation index. Such changes in prices are reflected as inflation adjustments in the fees charged by our third-party printers, which produce our printed materials. To the extent we cannot offset the impact of printer costs by adjusting the contractual fees per student that we charge our partner schools, our margins may be negatively affected.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments, and estimates. Our significant accounting policies are described in note 2 to our audited consolidated financial statements. We believe that the following critical accounting policies are more affected by the significant judgments and estimates used in the preparation of our consolidated financial statements:

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGU exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which we have not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. We have determined that our operating segment is the cash generating unit. These estimates are most relevant to goodwill that are recognized by us. The key assumptions used to determine the recoverable amount for the different operating segments, including a sensitivity analysis, are disclosed and further explained in note 14 to our audited consolidated financial statements.

Inventory reserve

We recognize a provision for disposal of inventory considering materials from previous collections not sold and a prospective model to estimate the forecast of obsolescence of products from current collections. The applied model considers the historical data of non-realization of products to obtain the expected loss percentages. Any significant changes between the observed losses compared to the historical loss pattern impacts the expected loss percentages estimated by us. See note 8 to our audited consolidated financial statements for further information.

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

Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, we use the Black & Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 18 to our audited consolidated financial statements.

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

Recent Accounting Pronouncements

New Standards, Interpretations and Amendments Adopted in 2020

We applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2020. The nature and effect of the changes because of adoption of this new accounting standard is described below. Several other amendments and interpretations were applied by us for the first time in 2020, but they do not have an impact on our consolidated financial statements. We have not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments did not have an impact on our consolidated financial statements for the business combinations entered into during the year, but may impact future periods should we enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on our consolidated financial statements as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on our consolidated financial statements, nor is there expected to be any future impact on us.

Conceptual Framework for Financial Reporting issued on 29 March 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on our consolidated financial statements.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On May 28, 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. This amendment had an impact of R$350 on the consolidated financial statements of the Company due to the discounts obtained.

Components of Our Results of Operations

The following is a summary of the principal line items comprising our statements of income (loss).

Net revenue

We generate substantially all our revenue from contracts that have a standard term of three years, pursuant to which we provide educational content in printed and digital format to partner schools.

Our revenue is driven by the number of enrolled students at each partner school using our solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. We recognize our revenue when we make our content available to our partner schools in printed format or via access to our digital platform. We typically deliver our Core Curriculum content four times each year in March, June, August and December and our Supplemental Solutions content twice each year in June and December, usually two to three months prior to the start of each school quarter. This allows our partner schools and their teachers to prepare classes in advance of each school quarter.

Cost of Sales

Cost of sales primarily consists of expenses related to the production and delivery of our content and technology, which are mainly composed of printing costs, employee-related costs, and the purchase of long-term intellectual property assets such as educational content produced by third-party authors, as well as inventory write-off costs.

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

•

General and Administrative Expenses. General and administrative expenses consist of personnel expenses and related expenses, including executive, finance, legal, human resources, recruiting, employee-related information technology, administrative personnel, payroll, and benefits. They also consist of expenses in connection with professional fees for external legal, accounting, and other consulting services, intangible assets amortization expenses, as well as other miscellaneous expenses. We expect general and administrative expenses to increase on an absolute real basis but decrease as a percentage of total revenue as we focus on processes, systems and controls that will enable our internal support functions to grow concurrently with the growth of our business. We also anticipate increases to general and administrative expenses as we incur the expenses of compliance associated with being a publicly traded company, including legal, audit and consulting fees.

We allocate share-based payment expense to general and administrative expenses. These share-based expenses represent granted restricted shares and granted share options to selected employees we consider to be key executives. We recognize our share-based payments as an expense in the statement of income based on their fair value over the vesting period. These charges have been significant in the past, and we expect that they will increase as we hire more employees and seek to retain existing employees.

Other Income (Expenses), Net

Our other income (expenses), net, line item consists mainly of miscellaneous income and/or expense items.

Finance Result

Our finance result includes finance income and finance costs.

Finance income includes mainly income from cash equivalents and financial investments, changes in fair value of derivative instruments from business combinations and acquisition of interest in associates and joint ventures. Finance costs consist mainly of changes in fair value of derivatives instruments, changes in accounts payable to selling shareholders, interest expenses in acquisition of investment, interest expenses on loans and financing, interest expenses in lease liabilities and other financial discounts.

Income Taxes

Income taxes include current and deferred income taxes. Deferred tax expenses are mainly related to tax losses carryforward, provisions for bonuses, inventories reserve, allowance for doubtful accounts, share-based compensation plan, intangible amortization and derivatives from acquisition of interests and business combinations.

Results of Operations

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table sets forth our consolidated statements of income (loss) for the years ended December 31, 2020 and 2019:

	For the Year Ended December 31,
	2020	2019	Variation
	(in R$ millions, except for percentages)
Statement of Income Data:
Net revenue	1,001.7	572.8	74.9%
Core(1)	841.1	433.3	94.1%
Supplemental(1)	160.6	139.5	15.1%
Cost of sales	(221.1)	(117.3)	88.5%
Gross profit	780.6	455.5	71.4%
Selling expenses	(372.3)	(199.8)	86.3%

	For the Year Ended December 31,
	2020	2019	Variation
	(in R$ millions, except for percentages)
General and administrative expenses	(270.6)	(191.4)	41.4%
Other income (expenses), net	(2.2)	(6.2)	-62.9%
Operating profit	135.5	58.1	133.2%
Finance income	45.2	72.0	-37.2%
Finance costs	(142.0)	(170.8)	-16.9%
Finance result	(96.8)	(98.8)	-2.0%
Share of profit (loss) of equity-accounted investees	0.4	(1.8)	-122.2%
Profit (loss) before income taxes	39.1	(42.5)	-192.0%
Income taxes—income (expense)	(22.3)	33.1	-167.4%
Current	(87.4)	(46.9)	86.4%
Deferred	65.1	80.0	-18.6%
Profit (loss) for the year	16.8	(9.4)	-278.7%
Profit (loss) attributable to:
Equity holders of the parent	16.8	(9.4)	-278.7%
Non-controlling interests	—	—	—

(1)	Our operating segments consist of our Core segment and our Supplemental segment. For further information, see note 25 to our audited consolidated financial statements.

Net Revenue

Net revenue for the year ended December 31, 2020 was R$1,001.7 million, an increase of R$428.9       million, or 74.9%, from R$572.8 million for the year ended December 31, 2019.

This increase was primarily attributable to:

(i)	the acquisition of Positivo on November 1, 2019, which contributed 710,705 students to our total student base, with an average ticket per student per year of R$579.0 at the time of the acquisition;

(ii)

in the first three quarters of 2020, the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions, which resulted in a 30.7% increase in the total number of students enrolled at our partner schools (excluding Positivo), to the Final Number of Enrolled Students of 1,239,937 as of September 30, 2020, from Number of Enrolled Students of 498,553 students as of March 31, 2019;

(iii)

in the fourth quarter of 2020, the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions, which resulted in a 44.1% increase in the Number of Enrolled Students for 2021 at our partner schools to 1,785,576 as of March 31, 2021 from the Final Number of Enrolled Students of 1,239,937 as of September 30, 2020; and

In our Core segment, net revenue for the year ended December 31, 2020 was R$841.1 million, an increase of R$407.8 million, or 94.1%, from R$433.3 million for the year ended December 31, 2019.

This increase was primarily attributable to:

(i)	the acquisition of Positivo on November 1, 2019, adding two Core brands to the portfolio, Sistema Positivo de Ensino and Conquista;

(ii)

the 5.1% increase in the number of enrolled students at partner schools (excluding Positivo), to the Final Number of Enrolled Students of 434.969 as of September 30, 2020, from the Number of Enrolled Students of 413,678 as of March 31, 2019, which impacted the first three quarters of 2020, combined with the 23.1% increase in the Number of Enrolled Students to 1,270,463 as of March 31, 2021, compared to the Final Number of Enrolled Students of 1,032,029 as of September 30, 2020, which impacted the fourth quarter of 2020; and

In our Supplemental segment, net revenue for the year ended December 31, 2020 was R$160.6 million, an increase of R$21.1 million, or 15.1% from R$139.5 million for the year ended December 31, 2019.

This increase was primarily attributable to the acquisition of Positivo on November 1, 2019, adding one ESL solution, PES, and the 86.4% increase in the number of enrolled students at partner schools (excluding Positivo), to the Final Number of Enrolled Students of 158,247 as of September 30, 2020, from the Number of Enrolled Students of 84.875 as of March 31, 2019, and the addition of new supplemental solutions to our portfolio.

Cost of Sales

Cost of sales for the year ended December 31, 2020 was R$221.1 million, an increase of R$103.8 million, or 88.5%, from R$117.3 million for the year ended December 31, 2019. This increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. The increase in cost of sales was higher than our revenue growth due to new solutions in our base with lower gross margin.

As a percentage of net revenue, our cost of sales increased to 22.1% for the year ended December 31, 2020, compared to 20.5% for the year ended December 31, 2019.

In our Core segment, cost of sales for the year ended December 31, 2020 was R$190.9 million, an increase of R$93.4 million, or 95.8%, from R$97.5 million for the year ended December 31, 2019. As mentioned above, this increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and mix of solutions. As a percentage of net revenue in our Core segment, cost of sales increased to 22.7% in the year ended December 31, 2020, compared to 22.5% in the year ended December 31, 2019.

In our Supplemental segment, cost of sales for the year ended December 31, 2020 was R$30.2 million, an increase of R$10.5 million, or 53.3% from R$19.7 million for the year ended December 31, 2019. This increase was also primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and the addition of our supplemental solutions in our portfolio. As a percentage of net revenue in our Supplemental segment, cost of sales increased to 18.8% in the year ended December 31, 2020, compared to 14.1% in the year ended December 31, 2019.

Gross Profit

For the reasons discussed above, gross profit for the year ended December 31, 2020 was R$780.6 million, an increase of R$325.1 million, or 71.4%, from R$455.5 million for the year ended December 31, 2019. In our Core segment, gross profit for the year ended December 31, 2020 was R$650.2 million, an increase of R$314.4 million, or 93.6%, from R$335.8 million for the year ended December 31, 2019. In our Supplemental segment, gross profit for the year ended December 31, 2020 was R$130.4 million, an increase of R$10.6 million or 8.8%, from R$119.8 million for the year ended December 31, 2019.

Selling Expenses

Selling expenses for the year ended December 31, 2020 were R$372.3 million, an increase of R$172.5 million, or 86.3%, from R$199.8 million for the year ended December 31, 2019. This increase/decrease was primarily attributable to:

(i)

a R$79.9 million, or 91.5%, increase in sales personnel expenses, mainly attributable to new brands in our portfolio and the increase in the number of employees in our educational and pedagogical consulting teams to support our growth strategy going forward;

(ii)	a R$23.1 million, or 75.2%, increase in customer support expenses due to new brands in our portfolio and continuous investments for customer satisfaction, which increases as our school base grows;

(iii)

a R$53.8 million, or 228.1%, increase in depreciation and amortization expenses, mainly due to the acquisition of Positivo and Escola da Inteligência, which includes their trademarks, and customer relationship and educational systems; and

(iv)

a R$7.1 million, or 22.8%, decrease in sales & marketing expenses, despite the increase of brands in our portfolio, the decrease was mainly attributable to travel and events restrictions related to COVID-19 pandemic.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2020 were R$270.6 million, an increase of R$79.2 million, or 41.4%, from R$191.4 million for the year ended December 31, 2019. This increase was primarily attributable to:

(i)

a R$21.0 million increase in corporate personnel expenses totaling R$74.4 million for the year ended December 31, 2020, due to the 13.0% increase in the number of employees in our general administrative team, to 436 employees as of December 31, 2020, from 355 employees as of December 31, 2019; and

(ii)

a R$36.8 million increase in third-party services expenses totaling R$80.3 million for the year ended December 31, 2020, attributable to expenses relating to (i) the acquisition of new brands; (ii) services related to M&A acquisitions; and (iii) non-recurring legal and consulting services, including related to SOX implementation.

Operating Profit

For the reasons discussed above, operating profit for the year ended December 31, 2020 was R$135.5 million, an increase of R$77.4 million, or 133.2%, from R$58.1 million for the year ended December 31, 2019.

Finance Result

Finance result for the year ended December 31, 2020 was a net finance cost of R$96.8 million, a decrease of R$2.0 million, from a net finance cost of R$98.8 million for the year ended December 31, 2019, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2020 was R$45.2 million, a decrease of R$26.8 million, or 37.2%, from R$72.0 million for the year ended December 31, 2019. This decrease was mainly attributable to the interest from financial investments.

Finance costs. Finance costs for the year ended December 31, 2020 was R$142.0 million, a decrease of R$28.8 million, from R$170.8 million for the year ended December 31, 2019. This decrease was primarily attributable to the effects of changes in fair value of accounts payable to selling shareholders (International School acquisition debt), which decreased R$69.1million, while the interest in acquisition of investments (mainly International School and Position acquisitions debt) had an increased impact of R$26.2 million.

Share of Profit (Loss) of Equity-Accounted Investees

Share of profit (loss) of equity-accounted investees for the year ended December 31, 2020 was a profit of R$0.4 million, as compared to a loss of R$1.8 million for the year ended December 31, 2019, attributable to the performance of our equity-accounted investees.

Profit (Loss) before Income Taxes

For the reasons discussed above, for the year ended December 31, 2020, we recorded a profit before income taxes of R$39.1 million compared to a loss of R$42.5 million for the year ended December 31, 2019.

Income Taxes – Income (Expense)

For the year ended December 31, 2020, we recorded an income tax expense of R$22.3 million compared to an income tax credit of R$33.1 million for the year ended December 31, 2019. This income tax credit in 2019 was mainly attributable to the recognition of deferred tax credits over financial instruments from acquisition of interests.

Profit (Loss) for the Year

As a result of the foregoing, profit for the year ended December 31, 2020 was R$16.8 million compared to a loss of R$9.4 million for the year ended December 31, 2019.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table sets forth our consolidated statements of income (loss) for the years ended December 31, 2019 and 2018:

	For the Year Ended December 31,
	2019	2018	Variation
	(in R$ millions, except for percentages)
Statement of Income Data:
Net revenue	572.8	381.0	50.3%
Core(1)	433.3	303.0	43.0%

	For the Year Ended December 31,
	2019	2018	Variation
	(in R$ millions, except for percentages)
Supplemental(1)	139.5	78.0	78.9%
Cost of sales	(117.3)	(80.7)	45.4%
Gross profit	455.5	300.2	51.7%
Selling expenses	(199.8)	(113.3)	76.3%
General and administrative expenses	(191.4)	(129.8)	47.5%
Other income (expenses), net	(6.2)	4.9	(226.5)%
Operating profit	58.1	62.1	(6.4% )
Finance income	72.0	36.6	96.7%
Finance costs	(170.8)	(198.8)	(14.1)%
Finance result	(98.8)	(162.2)	(39.1)%
Share of loss of equity-accounted investees	(1.8)	(0.8)	125.0%
Profit (loss) before income taxes	(42.5)	(100.9)	(57.9)%
Income taxes—income	33.1	18.0	83.9%
Current	(46.9)	(26.5)	77.0%
Deferred	80.0	44.5	79.8%
Profit (loss) for the year	(9.4)	(82.9)	(88.7)%
Profit (loss) attributable to:
Equity holders of the parent	(9.4)	(82.4)	(88.6)%
Non-controlling interests	—	(0.5)	—

(1)	Our operating segments consist of our Core segment and our Supplemental segment. For further information, see note 25 to our audited consolidated financial statements.

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

B.    Liquidity and Capital Resources

As of December 31, 2020, we had R$1,137.1 million in cash and cash equivalents and financial investments (current). We believe that our current available cash and cash equivalents and financial investments and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following discussion of our liquidity and capital resources is based on the financial information derived from the audited consolidated financial statements included elsewhere in this annual report.

Cash Flows

	For the Year Ended December 31,
	2020	2019	2018
	(in thousands of reais)
Cash Flow Data
Net cash flows generated from (used in) operating activities	92,351	(7,615)	92,124
Net cash flows used in investing activities	(479,676)	(631,442)	(780,964)
Net cash flows generated from financing activities	762,647	676,211	734,742

Operating Activities

We recorded net cash flows generated from operating activities of R$92,351 million in 2020, compared to net cash flows used in operating activities of R$7.6 million in 2019. In 2020, our net cash flows generated from operating activities were affected by the impact of our organic growth through the acquisition of new companies, in addition to adding new partner schools and an increase in up-sales of our solutions during the period.

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

Investing Activities

Our net cash used in investing activities was R$479.7 million in the year ended December 31, 2020, compared to net cash used in investing activities of R$631.4 million in the year ended December 31, 2019, primarily due to the impact of the purchase of financial investments of R$130.1 million and the amount paid in acquisition of subsidiaries during this year of R$204.3 million.

Our net cash used in investing activities was R$631.4 million in the year ended December 31, 2019, compared to net cash used in investing activities of R$781.0 million in the year ended December 31, 2018, primarily due to the positive impact of new addition of financial investments of R$277.4 million and the amount paid in acquisition of subsidiaries during this year of R$798.9 million.

Financing Activities

Out net cash flows generated from financing activities for the year ended December 31, 2020 was R$762.6 million, compared to R$676.2 million in the year December 31, 2019, primarily due to net proceeds from public offerings, which in 2020 was R$ 591.9 million and in 2019 was R$589.6 million. Additionally, in 2020 we received R$498.4 million from loans and financing, and R$97.6 million in 2019.

Out net cash flows from financing activities for the year ended December 31, 2019 was R$676.2 million, compared to R$734.7 million in the year December 31, 2018, primarily due to net proceeds from public offerings, which in 2019 was R$589.6 million, and in 2018 was R$895.2 million. Additionally, in 2019 we received R$97.6 million from loans and financing, and zero in 2018. Finally, in 2018 we paid dividends in the amount of R$85.0 million, and zero in 2019.

Indebtedness

As of December 31, 2020, our total outstanding indebtedness was R$311.1 million.

On July 1, 2020, we entered into a loan agreement with Banco Santander (Brasil) S.A. in the amount of R$100.0 million. The loan accrues interest at a rate equal to 100% of the CDI rate plus 2.7% per annum. The loan is payable in December 2021 in a single installment.

On July 1, 2020, we entered into two loan agreements with Itaú Unibanco S.A. in the amount of R$100.0 million each, both loans maturing in January 2022 (single installment). The loans accrue interest at a rate equal to 100% of the CDI rate plus 2.7% per annum, payable in 17 installments.

As collateral for the payment of the remaining purchase price of Positivo Acquisition, on October 25, 2018, we have entered into a bank guarantee with Banco Bradesco S.A. In accordance with the terms of such bank guarantee, 100% of the shares held by Arco Brazil in SAE and 20% of the shares held by Arco Brazil in PSD were assigned in guarantee (alienação fiduciária) to Banco Bradesco S.A.

On November 13, 2018, we have entered into a fiduciary agreement with Banco Safra S.A., as amended on December 3, 2020, to guarantee the payment due under the lease agreements of our São Paulo offices located at Rua Augusta 2,840. For further information, see note 13 to our audited consolidated financial statements.

Capital Expenditures

In the years ended December 31, 2020, 2019 and 2018 we made capital expenditures of R$107.6 million, R$54.1 million and R$36.2 million, respectively. These capital expenditures mainly include expenditures related to the acquisition of property and equipment and the acquisition of intangible assets. Our capital expenditures increased in 2020 as compared to 2019 mainly due to: (i) investments made due to the acquisition of Positivo in developments of new products and educational technology in R$34.1 million; and (ii) investments in software development and licenses of R$22.1 million, which include investments in Positivo ERP’s system, e-commerce platform and others softwares platforms. Our capital expenditures increased in 2019 as compared to 2018 mainly due to (i) investments made to comply with the BNCC amounting to R$14.9 million and R$ 5.5 million of investments and educational technology; (ii) investments in leasehold improvements of Fortaleza and São Paulo site of R$4.6 million; and (iii) development Pleno’s product of R$4.1 million.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products. We are monitoring our cash position and if needed acquisition of funds from financial institutions, private debit or public offerings will be timely analyzed.

On January 6, 2021, our Board of Directors approved the Repurchase Program to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021 continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. Our Board of Directors will review the Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the Repurchase Program. We expect to use our existing funds to fund repurchases made under the Repurchase Program.

Additionally, our Board of Directors authorized our management to appoint J.P. Morgan Securities LLC, or JPMS, as our agent under the Repurchase Program to purchase securities on our behalf in the open market. Such purchases benefit from the safe harbor provided by Rule 10b-18, or Rule 10b-18, promulgated by the SEC under the Exchange Act. Accordingly, we shall not take, nor permit any person or entity under our control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of securities under the Repurchase Program.

The actual timing, number and value of shares repurchased under the Repurchase Program will depend on several factors, including constraints specified in the Rule 10b-18, price, general business and market conditions, and alternative investment opportunities. The Repurchase Program does not obligate us to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.

As of the date of this annual report, we had purchased an aggregate of 276,581Class A common shares for a total of approximately US$9.8million under the Repurchase Program.

C.    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D.	Trend Information

For a discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Underlying Trends.”

E.	Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2020:

	Payments Due by Period as of December 31, 2020
	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total

	(in thousands of reais)
Trade payables	40.9	—	—	—	40.9
Lease liabilities	3.6	9.1	22.5	—	35.2
Loans and financing	1.9	105.9	203.3	—	311.1
Accounts payable to selling shareholders(1)	152.0	504.0	1,130.5	—	1,786.5
Total	198.4	619.0	1,356.3	—	2,173.7

(1)	See note 17 to our audited consolidated financial statements.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Islands Companies Act (As Revised) or the Companies Act.

Board of Directors

As of December 31, 2020, our board of directors was composed of seven members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or vacation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

On February 23, 2021, our board of directors appointed two new independent members to its board of directors, Carla Schmitzberger and Beatriz Amary. The appointment of Ms. Amary and Ms. Schmitzberger expanded our board to nine directors and increases the number of independent directors to seven from five, bringing additional expertise and background diversity to the board. The appointments of Ms. Amary and Ms. Schmitzberger will be formally ratified at our annual general meeting scheduled to take place on April 29, 2021.

We have service contracts with our executive directors that provide the general terms of their services and applicable compensation.

The following table presents the names of the current members of our board of directors.

Name	Date of birth	Position
Oto Brasil de Sá Cavalcante	05/27/1946	Chairman
Ari de Sá Cavalcante Neto	07/08/1979	Director
Beatriz Amary	07/16/1978	Independent Director
Carla Schmitzberger	06/21/1962	Independent Director
David Peixoto dos Santos	06/03/1987	Independent Director*
Edward Ruiz	04/10/1950	Independent Director*
Martin Escobari	12/03/1971	Independent Director
Pablo Doberti	09/29/1964	Independent Director*
Stelleo Tolda	11/20/1967	Independent Director

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

Ari de Sá Cavalcante Neto is a member of our board of directors and our Chief Executive Officer, positions he has held since February 2018. He has been a member of the advisory committee at Colégio Ari de Sá since 2007. Mr. de Sá Cavalcante Neto was an associate at Ernst & Young from 1998 to 2000. He was the chief operating officer of Colégio Ari de Sá from 2001 to 2005 and was an associate at McKinsey & Company in 2006. He holds an MBA from the Massachusetts Institute of Technology (MIT).

Beatriz Amary is an independent board member, a position she has held since February 23, 2021. She is a partner focused on emerging markets at Amadeus Capital, a global technology investor. Before that, she was part of the team responsible for launching Actis, a global emerging markets investment fund, in São Paulo, leading investments in the consumer, retail, healthcare and education sectors in Latin America. Ms. Amary was responsible for the investments and held board member positions in CNA, an English Language Training company in Brazil, and Cruzeiro do Sul, an in-class and distance learning post-secondary education provider in Brazil. Prior to that, Ms. Amary worked in M&A at JP Morgan and Johnson & Johnson. Ms. Amary holds a degree from Fundação Getúlio Vargas in Brazil and an MBA from Harvard Business School.

Carla Schmitzberger is an independent board member, a position she has held since February 23, 2021. She was a vice-president at Alpargatas, owner of the Havaianas brand of sandals, for nearly 14 years, responsible for the internationalization of the business, the expansion of the brand to new product categories and the establishment of retail operations. Prior to that, Ms. Schmitzberger has worked for eight years at Citibank, holding the positions of Vice-President of Marketing and Products, Vice-President of Marketing and Head of Citibank Credit Cards Brazil. Ms. Schmitzberger also worked for 11 years at P&G and 2 years for Johnson & Johnson. Ms. Schmitzberger is currently an independent board member at Natura &Co and Lojas Marisa. Carla holds a bachelor’s degree in chemical engineering from Cornell University.

David Peixoto dos Santos is a member of our board of directors, a position he has held since August 2020. He is also a member of our audit committee, a position he has held since December 22, 2020. Previously, he served as our Chief Financial Officer and Vice President of Business Development from March 2014 to October 2020. Prior to joining us, Mr. Peixoto dos Santos was an analyst at Credit Suisse from November 2011 to March 2014. He holds a law degree from Universidade de São Paulo and participated in a student exchange program at Yale University.

Edward Ruiz is a member of our board of directors and the chair of our audit committee, positions he has held since July 2019. Mr. Ruiz is an American national with over 50 years of experience in public and private accounting. He has been a Certified Public Accountant in the United States since 1972. Edward retired from Deloitte in 2012, where he was an audit partner and member of Deloitte’s IFRS Specialist Group in Brazil. As Head of the Capital Markets group in Brazil, Edward advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in Brazil, the United States and European Capital Markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo Inc. in the United States. He holds a bachelor’s degree in Business Administration from Pace University, New York City and has taken advanced courses related to an Executive MBA at FIA in São Paulo and governance courses at the Harvard Business School. Since his retirement, Mr. Ruiz has gained extensive board-level experience as a member and Audit Committee chair of several publicly traded companies in Brazil. Mr. Ruiz is currently a Board member and Audit Committee chair at Nexa Resources, a mining company listed on the New York Stock Exchange and Toronto Stock Exchange and with mining and smelting operations in Brazil and Peru.

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

Stelleo Tolda is a member of our board of directors, a position he has held since August 2020. He has been the Chief Operating Officer of MercadoLibre Inc. since April 1, 2009 and had previously served as a senior vice president and as a country manager of Brazil since 1999. Previously, Mr. Tolda worked at Lehman Brothers Inc. in the United States in 1999, and at Banco Pactual and Banco Icatu in Brazil, from 1996, 1997 and 1994 to 1996, respectively. Mr. Tolda holds an MBA from Stanford University, and a master’s degree and bachelor’s degree in mechanical engineering from Stanford University.

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

The following table lists our current executive officers:

Name	Date of birth	Position
Ari de Sá Cavalcante Neto	07/08/1979	Chief Executive Officer
Alexandre Nakamaru	07/29/1976	Chief Financial Officer
João Cunha Silva	10/27/1985	Chief Product Officer
Pedro Guerra	10/19/1985	Chief Operating Officer

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil.

Alexandre Nakamaru is our Chief Financial Officer, a position he has held since October 2020. He previously served as Financial Officer of Arco between June 2019 and October 2020. Mr. Nakamaru has 18 years of experience working at large multinational companies in Brazil (including Monsanto, AmBev and Natura), in audit roles at Deloitte and as the Chief Financial Officer of two private equity owned companies. Mr. Nakamaru holds a bachelor’s degree in business administration from Fundação Armando Alvares Penteado – FAAP and a post-graduation degree in controllership from Fundação Getúlio Vargas (FGV).

João Cunha Silva is our Chief Product Officer, a position he has held since September 2, 2020. Before that, Mr. Cunha was our Chief Operating Offer, a position he held from February 2018 to September 2020. Mr. Cunha Silva has also been the Chief Executive Officer of SAS, one of our core business units, since 2018. Prior to joining us, Mr. Cunha Silva was an associate at Boston Consulting Group from January 2008 to September 2009. He holds a bachelor’s degree in computer engineering from Universidade Estadual de Campinas (Unicamp), in Campinas, São Paulo, and a certificate from the Executive Leadership Development program at Stanford University.

Pedro Guerra is our Chief Operating Officer, a position he has held since September 2, 2020. Mr. Guerra has also been the Chief Executive Officer of SAE Digital, one of our core business units, since March 2019. Prior to joining us in 2018, Mr. Guerra has worked at Bain & Company in Brazil, the United Kingdom and Chile. He holds a bachelor’s degree in mechanical engineering from Unicamp and an MBA from Columbia University, in New York City.

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

Long-Term Incentive Plan (LTIP) and Share-based Compensation

Restricted Shares Grant Plan

On April 30, 2019, our board of directors approved our restricted share long-term incentive program, or the “Restricted Shares Grant Plan.” The maximum number of shares that can be issued under the Restricted Shares Grant Plan may not exceed 5% of our share capital at any time. The Restricted Shares Grant Plan is administered by our board of directors and a designated committee (the “Restricted Share Plan Advisory Committee”).

Our and our controlled companies’ directors, officers, employees and professionals of any nature may participate in the Restricted Shares Grant Plan, which is composed of two underlying programs: (i) the regular program, pursuant to which we will grant restricted shares to the participant at no cost, subject to certain vesting and/or performance conditions (the “Regular Program”) and (ii) the matching shares program, pursuant to which we will match the number of Class A shares (at no additional cost to the participant) that were acquired by the participant at fair market value (“investment shares”), using the amounts received by the participant as a short term incentive and designated by our board of directors to be used as an investment in investment shares, provided certain vesting conditions are satisfied (the “Matching Program”).

Under the matching shares program, participants are required to (i) be employed or providing services to us through each vesting date, as set forth in the applicable award agreement and (ii) hold the investment shares through each vesting date. The vesting period may not exceed five years. In addition, upon each vesting date, a portion of the investment shares will become free of restrictions and the participant will be allowed to freely negotiate such shares. Under the regular shares program, the participant’s right to receive the restricted shares will be subject to the participant remaining continuously bound as our employee, officer, or director, as applicable, through each vesting, which may not exceed five years.

If a participant is dismissed by us with cause or voluntarily terminates his or her employment or service relationship with us, the participant will forfeit any right to the unvested shares. If the participant is dismissed by us without cause or by mutual agreement between us and the participant, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by us. In case of the participant’s death or permanent disability, the participant (or his or her heirs) will be entitled to receive all the granted shares, whether or not vested, which will be delivered upon termination of the original vesting period.

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

Awards of restricted shares and matching shares may be settled in shares or cash, as determined by our board of directors. The restricted shares and matching shares may not be pledged, assigned or transferred to third parties, without the prior approval of our board of directors. Participants in the Restricted Share Grant Plan will be subject to a two-year post-termination of employment or service noncompete and prohibition against soliciting our employees, service providers and customers. The Restricted Shares Grant Plan provides that the Company shall withhold a portion of the restricted shares units to comply with all taxes applicable to the delivery of the restricted shares units to the beneficiary.

As of March 31, 2021, we had 253,756 restricted shares units outstanding under the Regular Program and Matching Program.

Regular Programs

The Restricted Plan Advisory Committee approves the participants of each Regular Program, from time to time. The table below shows the grant date and market value on the grant date of the share units granted by us up to March 31, 2021, under the Regular Programs.

Grant Date	Regular Program	No. of Unit Shares	Value per Unit Share
April 30, 2019	1st Program	542,760	R$	126.76
June 30, 2019	3rd Program	3,086	R$	192.19
October 15, 2019	2nd Program	37,929	R$	200.18
January 23, 2020	4th Program	13,000	R$	214.48
March 2, 2020	5th Program	36,673	R$	238.93
March 4, 2020	6th Program	13,164	R$	254.21
September 3, 2020	7th Program	3,600	R$	245.18
November 19, 2020	8th Program	6,648	R$	216.63
February 10, 2021	9th Program	70,320	R$	204.03
February 10, 2021	10th Program	1.838	R$	204.03
February 26, 2021	11th Program	1.836	R$	196.58

All such shares will be available for sale by the beneficiaries annually, over three or four years, on each date of the anniversary of the IPO or March 31, depending on the program.

Matching Program

On February 26, 2021, our Restricted Shares Plan Advisory Committee approved our first Matching Program. The table below shows the grant date and market value on the grant date of the share units granted by us up to March 31, 2021, under the Matching Programs.

Grant Date	Matching Program	No. of Unit Shares	Value per Unit Share
February 26, 2021	1st Program	9,366	R$	196.58

All such shares, including the investment shares acquired by the participants of the Matching Program, will be available for sale by the beneficiaries annually, over four years, on March 31 of each year.

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

As of December 31, 2020, we had a total of 1,091,039 exercised share options (the total of 1,091,039 share options of PSD were vested as of December 31, 2019). All the vested shares options were exercised by the beneficiaries and no additional options were granted under the LTIP I.

C.    Board Practices

Committees of the Board of Directors

Our board of directors has two standing committees: Audit Committee and Compensation Committee.

Audit Committee

The audit committee, which consists of Edward Ruiz, Pablo Doberti and David Peixoto dos Santos, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Edward Ruiz serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Edward Ruiz is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Edward Ruiz, Pablo Doberti and David Peixoto dos Santos satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

•	approving or ratifying any related person transaction in accordance with our internal policies and applicable legislation; and

•

review, direct and supervise the actions of the Ethics Committee, which analyzes, investigates and take the proper measures in case of misconduct by any employee and breaches of the Company’s Code of Ethics and other internal policies.

The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least four times per year.

Compensation Committee

Our compensation committee was created on March 12, 2020 by our board of directors, and it is composed of two members, Edward Ruiz and Pablo Doberti.

Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans. Our board of directors has determined that Edward Ruiz and Pablo Doberti satisfy the requirements set forth Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent directors.

Restricted Shares Plan Advisory Committee

Our restricted shares plan advisory committee was created on September 30, 2019, by our board of directors, and its composed by four members, Ari de Sá Cavalcante Neto, Renata Machado (our people and performance officer), Alexandre Nakamaru and Pablo Doberti, which assists the board of directors on matters regarding the Restricted Shares Grant Plan.

D.    Employees

As of December 31, 2020, 2019 and 2018, we had 2,746, 1,949 and 1,198 employees, respectively. As of December 31, 2020, 633 of these employees were based in our offices in Fortaleza, 966 of these employees were based in our offices in Curitiba, and 1147 were based in cities elsewhere in Brazil. As of December 31, 2020, 2019 and 2018, we had 799, 362 and 122 sales consultants marketing personnel, respectively. We also engage temporary employees and consultants as needed to support our operations.

The table below breaks down our full-time personnel by function as of December 31, 2020:

Function	Number of Employees	% of Total
Management	32	1%
Technology and Content Development	900	33%
Sales and Marketing	799	29%
Customer Support	579	21%
General and Administrative	436	16%
Total	2,746	100%

Our employees are represented by labor unions through collective agreements (convenções coletivas) they have with such labor unions. These collective agreements are renegotiated annually. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

None of our executive officers have entered into employment agreements directly with the Company. All the employment agreements of the executive officers were entered into with PSD. Those agreements are the sole agreement existing to regulate the executive officers’ activities.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2020.

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

The percentages of beneficial ownership in the table below are calculated as of December 31, 2020 on the basis of (i) 30,186,715 Class A common shares outstanding, and (ii) 27,400,848 Class B common shares outstanding. In addition to the shares detailed below, we have a total of 29,625,953 Class A common shares outstanding that are publicly traded as of December 31, 2020.

Unless otherwise indicated below, the address for each beneficial owner is c/o Arco, Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil.

	Shares Beneficially Owned as of December 31, 2020				% of Total
	Class A		Class B		Voting
Shareholders	Shares	%	Shares	%	Power(1)
5% Shareholders
Ari de Sá Cavalcante Neto(2)	340,360	1.1%	8,297,485	30.3%	27.4%
Oto Brasil de Sá Cavalcante(3)	—	—	18,966,953	69.2%	62.4%
Other Shareholders
Other Shareholders	—	—	136,410	—	—
Executive Officers and Directors
Oto Brasil de Sá Cavalcante(3)	—	—	18,966,953	69.2%	62.4%
Ari de Sá Cavalcante Neto(2)	340,360	1.1%	8,297,485	30.3%	27.4%
David Peixoto dos Santos	*	*	—	—	—
João Cunha Silva	*	*	—	—	*
Pedro Guerra	*	*	—	—	*
Alexandre Nakamaru	*	*	—	—	*
Martin Escobari	—	—	—	—	—
Pablo Doberti	*	*	—	—	*
Stelleo Tolda	—	—	—	—	—
Edward Ruiz	*	*	—	—	*
All directors and executive officers as a group	560,762	1.9%	27,264,438	99.5%	89.8%

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

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

B.    Related party transactions

Educational Agreement—International School Program

On August 2, 2016, Educadora ASC Ltda., or Educadora ASC, entered into an agreement with International School, pursuant to which International School agreed to (i) make available to Educadora ASC an educational platform that it developed, and (ii) supply to Educadora ASC the related materials, and Educadora ASC agreed to pay certain fees to International School in connection therewith. The net revenue from sales to Educadora ASC totaled R$2.9, R$3.2 million and R$2.7 million for the years ended December 31, 2020, 2019 and 2018.

Development and Promotion of Educational Materials Agreement

On August 29, 2014, Educadora ASC and Livraria ASC Ltda., or Livraria ASC, entities under common control of our controlling shareholder, entered into an agreement with SAS Desenvolvimento e Promoção de Material Didático, or SAS Material Didático, which was merged into PSD on January 2021, pursuant to which (i) SAS Material Didático agreed to (a) make available to Educadora ASC and Livraria ASC an educational platform that it developed, and (b) supply to Educadora ASC and Livraria ASC the related materials, and (ii) Educadora ASC agreed to promote the educational platform and share its expertise in educational management with SAS Material Didático, and Educadora ASC and Livraria ASC agreed to pay certain fees to SAS Material Didático in connection therewith.

The agreement is for an initial term of 10 years and will be automatically renewed for an additional 5 years or 10 years respectively, should there be a change of control or initial public offering of PSD Brazil or any of the companies in SAS Material Didático’s economic group. The net revenue from sales to Educadora ASC totaled R$0.3 million, R$0.4 million and R$0.4 million for the years ended December 31, 2020, 2019 and 2018, respectively. The net revenue from sales to Livraria ASC totaled R$4.9 million, R$5.2 million and R$5.1 million for the years ended December 31, 2020, 2019 and 2018, respectively. Due to the merger of SAS Desenvolvimento (or Arco Ventures) with PSD Educação, on December 2020, the agreements with Educadora ASC and Livraria ASC were assigned to PSD Educação as a part of the group reorganization. The values described herein for December 2020 consists of the total net revenue, considering the sales for SAS Desenvolvimento and PSD Educação.

Loan Agreement with Nave à Vela

Arco Ventures is party to four loan agreements with Nave à Vela.

On November 29, 2019 Nave à Vela entered into two loan agreements respectively in the amount of R$1.3 million (which Nave à Vela only requested for R$900,000.00) and R$1.0 million, as of December 31, 2020. The loans matured on March 30, 2020 and April 30, 2020, respectively. The R$1.3 million loan accrues interest of 0.8% per month and the R$1.0 million loan accrues interest at 100% of CDI.

On March 31, 2020, Arco Ventures S.A. entered into a loan agreement with Nave à Vela, in the amount of R$5 million. The loan accrues interest at a rate equal to 0.65% per month and matures on March 31, 2022.

Additionally, on November 27, 2020, PSD entered into a loan agreement with Nave à Vela, in the amount of R$6 million. The loan accrues interest rate equal to 0.65% per month and matures on March 31, 2022.

Loan and Debentures Agreements with Geekie

On January 17, 2019, we entered into an agreement (the “Geekie Agreement”) with Geekie, our subsidiary company. Pursuant to the Geekie Agreement, we purchased 100,000 debentures issued by Geekie, each at par value R$100.00, totaling R$10 million. The debentures mature in June 2022 and bears interest at 110% of the CDI, as described in note 10 to our audited consolidated financial statements. As peer the new negotiation between the companies, in June 2022, PSD will have acquired 100% of the stock capital of Geekie.

In addition, and pursuant to the Geekie Agreement, we lent R$4.0 million to Geekie Partners S.A., the former controlling entity of Geekie. The loan is repayable in a single instalment in June 2022, bears interest at 110% of the CDI, and is secured by the shares of Geekie Partners S.A. in Geekie.

The transaction totaled R$14.0 million and its purpose was to support Geekie’s working capital needs.

In accordance with the investment agreement executed on November 27, 2020, we will lend in 2021 the amount of R$5.5 million to Geekie, for the development of a new line of products.

Loan Agreement with Arco Educação S.A.

On March 27, 2020 and April 15, 2020, we entered into two loan agreements with Arco Educação S.A. in the amounts of R$5 million and R$11.5 million, respectively. Both loans accrue interest at a rate equal to 100% of the CDI and mature on March 27, 2023.

Investment in Isaac

On January 25, 2021, we entered into a Series B Ordinary Shares Purchase Agreement, among other ancillary and transactional documents, with INCO, the controlling entity of OISA (a company indirectly controlled by David Peixoto dos Santos), by which we acquired 8,571,427 series B ordinary shares, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000,000. INCO Limited provides financial assistance and other administrative services to private schools.

Sale of Escola de Aplicação São José dos Campos Ltda.

On January 2, 2019, we sold the shares we owned in Escola de Aplicação São José dos Campos Ltda. to its minority shareholders. The transaction price of R$3.7 million will be paid in sixteen quarterly installments from January 2022 to October 2025, adjusted by the IGP-M. On October 23, 2020, the buyers have anticipated the payment of the installments due in 2022 and the first installment of 2023. On February 26, 2021 the parties executed an amendment to the purchase agreement, which was agreed that the installments to be paid in 2021 will be adjusted by the IPCA.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Pursuant to these agreements, we have agreed to indemnify and hold harmless each director and officer to the full extent permitted by applicable law in the event of any claim made against him or her in any proceeding due to the fact that he or she is or was a director or officer of our company or served at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

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

Subject to the Companies Act, Arco’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Arco. Except as otherwise provided by the rights attached to shares and the Articles of Association of Arco, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (i) if any share is issued on terms providing that it shall rank for dividend as from a particular date, share shall rank for dividend accordingly, and (ii) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

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

We have not declared or paid any dividends to our shareholders since our incorporation in the Cayman Islands on April 12, 2018. However, PSD Brazil, our principal operating company and the wholly owned subsidiary of Arco Brazil at that time, paid significant dividends to the shareholders of PSD Brazil, including R$13.5 million in February 2016 and R$75.0 million in September 2017.

In addition, a dividend payment of R$10.5 million (based on PSD Brazil’s net profit for the year ended December 31, 2017, and pursuant to the Brazilian Corporate Law which requires PSD Brazil to pay a minimum dividend equal to 25% of its net profit for the year) which was declared by the management of PSD Brazil was approved at the PSD Shareholders’ Meeting and paid to the shareholders of PSD Brazil on June 25, 2018. In addition, PSD Brazil approved an additional dividend of R$74.5 million on June 7, 2018, which was paid to the shareholders of PSD Brazil on June 25, 2018. There was no distribution of dividends of PSD Brazil in 2018, 2019 and 2020.

Certain Cayman Islands and Brazilian Legal Requirements Related to Dividends

Under the Companies Act and our Articles of Association, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of common shares a shareholder holds. For further information, see “Item 10. Additional Information—E. Taxation—Cayman Islands Tax Considerations.”

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

As of December 31, 2020, we had a provision for legal proceedings of R$630 thousand recorded in our financial statements in connection with legal proceedings, based on the advice of our external legal counsel that the likelihood of loss in connection with such proceedings is probable. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2020, we were a defendant to approximately 38 judicial and administrative proceedings of a civil nature for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. The civil claims to which we are a party generally relate to consumer claims, including those related to the early termination of certain of our agreements, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of March 31, 2021, we were party to two administrative proceeding of civil nature filed by the prosecutor’s offices in the States of Ceará and Maranhão.

The proceeding in the State of Ceará results from a complaint filed on behalf of some students’ parents of one of our partner schools alleging that the students are required to purchase our educational material only from the partner school in which the student is enrolled in at prices higher than those charged by other partner schools in the region, with no option to purchase such educational material at bookstores or other points of sale. We have filed our answers, which are currently under review.

The proceedings filed by the prosecutor’s offices in the state of Maranhão, result from the questioning of students’ parents of some our partner schools in the region about the impossibility of using reused books and acquiring access to our digital content without acquiring the full platform provided by us. We have already filed our answers, which are currently under review.

As both the proceedings are still ongoing and at early stage, it is not possible to confirm the claims that may be asserted against us, however the applicable prosecutors’ offices may file a public civil claim or require the parties to enter into a settlement agreement (Termo de Ajustamento de Conduta - TAC), requiring the partner schools to adjust its commercial practices as they relate to the sale of educational material. As of March 31, 2021, we cannot estimate the amount of any eventual fine or any claim for damages, or collective non-material damages that may be imposed on us as a result of this proceeding.

Labor Matters

As of December 31, 2020, we were party to approximately 13 labor-related judicial and administrative proceedings for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2020, we were party to 9 administrative tax and social security proceeding for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with this proceeding was not probable.

Request for Arbitration

On September 19, 2019, Mr. Ulisses Borges Cardinot, a 48.52% shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, PSD Educação S.A. (current name of EAS Educação S.A.) and Arco Educação S.A.

This request for arbitration purporting to assert Mr. Cardinot’s rights under the Investment Agreement (for more information regarding the Investment Agreement, see “Item 4.A. History and development of the company—Acquisitions and Investments—Acquisition of International School”) is still ongoing; therefore, it is not possible to confirm if the claims asserted by Mr. Cardinot in the course of the proceedings will prevail. Mr. Cardinot, however, has asserted that, among others, he is entitled to receive shares of Arco Platform and the purchase price due pursuant to the Investment Agreement is materially higher. On October 10, 2019, we filed our response to the request for arbitration, denying Mr. Cardinot’s claims and affirming that Arco Platform and Arco Educação cannot be parties to the arbitration since they are not parties to the Investment Agreement. On July 6, 2020, Arco Brazil, the Company and EAS filed their statements of defense. On August 10, 2020, Ulisses Cardinot filed his reply to the statements of defense. On September 14, 2020, Arco Brazil, the Company and PSD filed their rejoinders. As of December 31, 2020, the arbitration panel has not decided on the merits of the dispute and the proceeding is still ongoing.

This request for arbitration purporting to assert Mr. Cardinot’s rights under the Investment Agreement (for more information regarding the Investment Agreement, see “Item 4.A. History and development of the company—Acquisitions and Investments—Acquisition of International School”) is still ongoing; therefore, it is not possible to confirm if the claims asserted by Mr. Cardinot in the course of the proceedings will prevail. Mr. Cardinot, however, has asserted that, among others, he is entitled to receive shares of Arco Platform and the purchase price due pursuant to the Investment Agreement is materially higher. Since the date of the request for arbitration filed by Mr. Cardinot, there were several submissions by PSD Educação S.A. and by Mr. Cardinot in the proceeding, which had not caused a material impact on our assessment of the applicable liabilities or on the provisions made by us in the financial statements. As of December 31, 2020, the arbitration panel has not decided on the merits of the dispute and the proceeding is still ongoing.

We are vigorously defending ourselves against the existing claims and any additional claims that may be asserted against us in the future by Mr. Cardinot. If an unfavorable decision in the arbitration were to occur, it could result in a material adverse impact on our financial position and results of operations in the period in which the decision occurs, or in future periods, and on the price of our Class A common shares.

B.	Significant changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details

On September 28, 2018, we completed our initial public offering. Subsequently, we completed a follow-on offering on: (i) October 24, 2019; (ii) June 4, 2020; and (iii) September 8, 2020. Our common shares have been listed on the Nasdaq Global Select Market since September 26, 2018 under the symbol “ARCE.”

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

As of December 31, 2020, Arco had a total issued share capital of U.S.$ 2,879.38, divided into 57,587,563 common shares of a nominal or par value of U.S.$0.00005. Those common shares are divided into 30,186,715, issued Class A common shares and 27,400,848 Class B common shares.

Treasury Shares

As of December 31, 2020, Arco had no shares in treasury.

Issuance of Shares

Except as expressly provided in Arco’s Articles of Association, Arco’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles of Association, Arco shall not issue bearer shares.

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

As a Cayman Islands exempted company, Arco is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors, provided that the board of directors of Arco has the discretion whether or not to hold an annual general meeting in 2021. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, Arco may, but is not required to (unless required by the laws of the Cayman Islands), hold extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. Arco’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

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

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our Company, as permitted by the Companies Act and our Articles of Association.

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

In addition, subject to the provisions of the Companies Act and our Articles of Association, Arco may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

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

Share Repurchase

The Companies Act and the Articles of Association permit Arco to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Arco, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq, or by any recognized stock exchange on which our securities are listed.

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

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Arco, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party.

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

Under Cayman Islands law, Arco must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	whether voting rights attach to the shares in issue;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

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

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Exempted Company

Arco is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

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

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.

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

As a Cayman Islands exempted company with limited liability, we have received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking (April 16, 2018), no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.

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

Sale or Other Disposition of Common Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of our Class A common shares will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Class A common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Class A common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

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

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S.

Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares (assuming such U.S. Holder has not made a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its Class A common shares exceeds 125% of the average of the annual distributions on such common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. If we are a PFIC in any year, certain elections may be available that would result in alternative tax consequences (such as mark-to-market treatment) of owning and disposing the Class A common shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

Foreign Exchange Risk

Our results are not subject to significant fluctuations resulting from the effects of the volatility of any exchange rate. As of December 31, 2020, we have cash and cash equivalents and financial investments denominated in U.S. dollars in the amount of R$28.9 million. See note 27 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 20% change in the exchange rate variation on our cash and cash equivalents and financial investments as of December 31, 2020.

Liquidity Risk

We regularly review the liquidity risk and maintain appropriate reserves, including bank credit facilities with first tier financial institutions. We also continuously monitor projected and actual cash flows and the combination of maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by us arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements. See “Item 5. F—Tabular disclosure of contractual obligations” for a table summarizing our contractual obligations as of December 31, 2020.

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

Interest Rate Risk

Interest rate risk represents the chance that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our exposure to this risk relates primarily to our investments with floating interest rates. We are primarily exposed to fluctuations in CDI interest rates on financial investments. Our exposure to cash, bank deposits and cash equivalents and financial investments indexed to the CDI totaled R$1,118.5 million as of December 31, 2020. See note 27 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the CDI on our cash and cash equivalents and financial investments as of December 31, 2020.

For further information on our market risks, see note 27 to our audited consolidated financial statements.

Other market risk

We have a significant portion of our accounts payable whose exercise price is determined by multiples of ACV and revenue discounted to present value for the acquisition of the remaining interest of Geekie and Escola da Inteligência as described in note 17 to our audited consolidated financial statements.

See note 27 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 20% change in the estimated ACV book and WACC as of December 31, 2020.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American depositary shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Defaults

No matters to report.

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

On October 21, 2019, a shelf registration statement on Form F-3 (File No 333-234215) was declared effective by the SEC. On October 25, 2019, we filed with the SEC the final prospectus supplement related to our follow-on public offering of our class A common shares. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Itau BBA USA Securities, Inc. acted as the representatives of the underwriters in this offering. In connection with this offering, we issued and sold 3,450,656 Class A common shares and the selling shareholders offered and sold an additional 4,268,847 Class A common shares to the public at a price of US$43.00 per Class A common shares, for an aggregate price of US$331,938,629. We received net proceeds of US$143.9 million, after deducting USS$3.7 million in underwriting discounts and commissions. On November 26, 2019, an additional 661,112 Class A common shares were sold by General Atlantic Arco (Bermuda), L.P. following the exercise by the underwriters of their option to purchase additional shares.

On September 8, 2020, we filed with the SEC the final prospectus supplement (File No 333-234215) related to a public offering of our class A common shares. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Itau BBA USA Securities, Inc. acted as the representatives of the underwriters in our follow-on. In connection with the follow-on, we issued and sold 2,500,000 Class A common shares to the public at a price of US$44.80 per Class A common shares, for an aggregate price of US$112,000,000. We received net proceeds of US$109.8 million, after deducting USS$2.2 million in underwriting discounts and commissions.

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure controls and procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.    Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As indicated in the accompanying Report of Management on Arco Platform Limited’s Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of WPensar, Studos, Geekie and Escola de Inteligência, which are included in the 2020 consolidated financial statements of the Company. Collectively, WPensar, Studos, Geekie and Escola de Inteligência constituted less than 10% of the Company’s total assets as of December 31, 2020 and less than 5% of the Company’s total revenues for the year ended December 31, 2020.

C.    Attestation report of the registered public accounting firm

The effectiveness of internal control over financial reporting as of December 31, 2020, has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on page F-2. EY’s audit of internal control over financial reporting of the Company did not include an evaluation of the internal control over financial reporting of WPensar, Studos, Geekie and Escola de Inteligência.

D.    Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit committee financial expert

The audit committee, which consists of Edward Ruiz, Pablo Doberti and David Peixoto dos Santos, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Edward Ruiz serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Edward Ruiz is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Edward Ruiz, Pablo Doberti and David Peixoto dos Santos satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Audit Committee.”

ITEM 16B. Code of ethics

On September 11, 2018, our Board of Directors adopted a code of business conduct and ethics (the “Code of Ethics”) applicable to the board of directors and all employees of Arco. On November 21, 2019, our Board of Directors approved an amendment to the Code of Ethics applicable to the board of directors and all employees of Arco. An English translation of the Code of Ethics was included in the 2019 annual report as Exhibit 14.1.

Since its effective date on September 11, 2018, we have not waived compliance with the Code of Ethics.

ITEM 16C. Principal accountant fees and services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2020 and 2019. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2020, 2019, 2018 and 2017.

	2020	2019
	(in thousands of reais)
Audit fees(1)	10,291.6	5,588.7
Audit related fees(2)	—	804.7
All other fees(3)	—	709.0
Total	10,291.6	7,102.4

(1)

“Audit fees” include fees for (i) the audit of our annual consolidated financial statements, prepared in accordance with IFRS, as issued by the IASB; (ii) the audit of financial statements of the Company’s subsidiaries; (iii) the review of our interim financial statements for the three-month period ended March 31, 2020, for the six-month periods ended June 30, 2020 and for the nine-month periods September 30, 2020; (iv) the preparation and issuance of comfort letters in connection with Arco’s offerings; (v) the preparation and issuance of consent letter in connection with Arco’s registration statement pertaining to the Restricted Share Grant Plan.

(2)	“Audit-related fees” in 2019 include assessment services of internal controls in order to issue recommendation letter including deficiencies in design or implementation.

(3)	All other fees are fees billed for K-12 market assessment service in Brazil.

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

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

On January 6, 2021, our Board of Directors approved the Repurchase Program, by which we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021 continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. Our Board of Directors will review the Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the Repurchase Program. We expect to use our existing funds to fund repurchases made under the Repurchase Program.

2021	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Value of Shares that May Yet Be Purchased Under the Plans or Programs
January	70,839	33.6778	70,839	429,161
February	205,742	36.2643	205,742	223,419
March	—	—	—	233,419
Total	276,581		276,581	233,419

(1)

The column includes all the shares repurchased as a part of the Repurchase Program announced on January 6, 2021, as further described above. As of the date of this annual report, we had purchased an aggregate of 276,581 Class A common shares for a total of approximately US$9.8 million under the Repurchase Program.

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

•

Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have (i) a nomination and corporate governance committee; or (ii) a remuneration committee that meets the requirements of Nasdaq Rule 5605(d) & (e), nor do we have any current intention to establish either.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to Arco and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers or consolidations between two Cayman Islands companies and between Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s Articles of Association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the company in any foreign jurisdiction, (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof, (iv) that no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Arco is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under Arco’s Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

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

•

Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have (i) a nomination and corporate governance committee; or (ii) a remuneration committee that meets the requirements of Nasdaq Rule 5605(d) & (e), nor do we have any current intention to establish either.

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

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s Articles of Association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Arco’s Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning Arco or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Arco’s directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s Articles of Association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, Arco’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s Articles of Association. Arco’s Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

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

Under the Companies Act, Arco may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Arco’s Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Arco.

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

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

ITEM 16H. Mine safety disclosure

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-93 to this annual report.

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

March 31, 2021

Arco Platform Limited

By:	/s/ Ari de Sá Cavalcante Neto
Name: Ari de Sá Cavalcante Neto
Title: CEO

March 31, 2021

Arco Platform Limited

By:	/s/ Alexandre Nakamaru
Name: Alexandre Nakamaru
Title: CFO

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, based upon the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based on this assessment and criteria, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2020 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of WPensar S.A. (“WPensar”), Studos Software Ltda. (“Studos”), Geekie Desenvolvimento de Software S.A. (“Geekie”) and Escola de Inteligência Cursos Educacionais S.A. (“Escola de Inteligência”), which are included in the 2020 consolidated financial statements of the Company. Collectively, WPensar, Studos, Geekie and Escola de Inteligência constituted less than 10% of the Company’s total assets as of December 31, 2020 and less than 5% of the Company’s total revenues for the year ended December 31, 2020.

March 31, 2021

/s/ Ari de Sá Cavalcante Neto	/s/ Alexandre Nakamura
Ari de Sá Cavalcante Neto	Alexandre Nakamura
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Arco Platform Limited (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the ‘‘consolidated financial statements’’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2021 expressed an unqualified opinion thereon.

Adoption of IFRS 16

As discussed in Note 2.4(m) to the consolidated financial statements, the Company changed its method for recognizing leases in 2019, due to the adoption of IFRS 16 – Leases using the modified retrospective method of adoption.

Basis for Opinion

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Business combinations - fair value of net assets acquired

Description of the Matter

The Company made certain acquisitions during the year ended December 31, 2020, as disclosed in Note 4. The Company recorded these acquisitions as business combinations using the acquisition method, allocating the purchase price to the assets acquired and liabilities assumed, including identifying intangible assets and contingent considerations, at their respective fair values. The significant assumptions used to estimate the fair value of the net assets acquired included discount rates and certain assumptions that form the basis of the forecasted results (e.g., revenue growth rates and operating profit margin). These significant assumptions are forward looking and could be affected by future economic and market conditions.

Auditing the fair value of net assets acquired is complex and requires significant audit judgement to audit management estimations to determine the fair value of the net assets acquired.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over business combinations. For example, we tested controls over the recognition and measurement of intangible assets, including the valuation models and underlying assumptions used to develop such estimates.

To test the estimated fair value of the net assets acquired, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by the Company's valuation specialist, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. For example, we compared the significant assumptions to current industry, market and economic trends, to the assumptions used to value similar assets in other past acquisitions, to the historical results of the acquired business and to other guidelines used by companies within the same industry. We also evaluated the financial statements disclosures included in Note 4.

Goodwill impairment test

Description of the Matter

At December 31, 2020, the Company’s goodwill was R$ 1,394 million. As discussed in Note 14 to the consolidated financial statements, goodwill is tested for impairment at least annually at the cash generating unit (CGU) level.

Auditing management’s annual goodwill impairment test is complex and highly judgmental due to the significant estimation required to determine the fair value of the cash generating units. In particular, the fair value estimate is sensitive to significant assumptions, such as changes in the weighted average cost of capital, revenue growth rate, operating margin and working capital, which are affected by expectations about future economic scenarios, particularly those in emerging markets.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process including controls over management’s review of the significant assumptions described above.

To test goodwill impairment our audit procedures included, among other, involving our valuation specialist to assist in evaluating the methodologies and key assumptions, including the estimated future gross margins, growth rate and the discount rate used in the valuation model. We also performed sensitivity analyses to understand the impact of reasonable changes in the key assumptions and compared those significant assumptions to the Company’s industry and economic trends. Our procedures also consisted of testing the mathematical accuracy of the forecasts in the impairment assessment model and confirm whether Management’s estimate of each CGU’s recoverable amount considering the value in use calculation was based on a discounted cash flow model. We agreed the forecast cash flows to board-approved budgets and market communications and assessed the accuracy of prior period forecasts. We also evaluated the Company’s disclosures in respect to its goodwill impairment assessment in Note 14.

Description of the Matter

Accounts payable to selling shareholders

At December 31, 2020, accounts payable to selling shareholders amounted to R$ 1,789 million, as disclosed in Note 17. Those amounts arise from certain business combinations and investments in associates. The determination of the recorded amounts include the use of management assumptions about future business performance and interest rates.

Auditing accounts payable to selling shareholders was complex and required significant auditor judgement because of the high degree of subjectivity and judgment applied by management in the process of estimating the significant assumptions underlying the prospective financial information used in the determination of the recorded amounts. Those significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management controls over the Company’s determination of accounts payable to selling shareholders. For example, we tested controls on the mathematical accuracy of management´s computations and review controls on the selection of assumptions.

To test the account payable to selling shareholders, our audit procedures included, among others, involving our valuation specialists to assist in evaluating the methodologies and key assumptions, including the estimated future revenue, growth rate and the discount rate used to prepare the projected financial information. We also performed sensitivity analyses to evaluate the change in the liability amounts resulting from changes in those assumptions. We also compared those significant assumptions to market benchmarks and evaluated them against known general economic trends. We also evaluated the Company’s disclosures in Note 17.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company’s auditor since 2017.

Fortaleza, Brazil

March 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on Internal Control over Financial Reporting

We have audited Arco Platform Limited and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arco Platform Limited (the Company and subsidiaries) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

As indicated in the accompanying Report of Management on Arco Platform Limited's Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of WPensar S.A. (“WPensar”), Studos Software Ltda. (“Studos”), Geekie Desenvolvimento de Softwares S.A. (“Geekie”) and Escola de Inteligência Cursos Educacionais S.A. (“Escola de Inteligência”), which are included in the 2020 consolidated financial statements of the Company. Collectively, WPensar, Studos, Geekie and Escola de Inteligência constituted less than 10% of the Company’s total assets as of December 31, 2020 and less than 5% of the Company’s total revenues for the year ended December 31, 2020. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of WPensar, Studos, Geekie and Escola de Inteligência.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated March 31, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Fortaleza, Brazil

March 31, 2021

Arco Platform Limited

Consolidated financial statements

December 31, 2020

Arco Platform Limited

Consolidated statements of financial position

As of December 31, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	5	424,410	48,900
Financial investments	6	712,645	574,804
Trade receivables	7	415,282	329,428
Inventories	8	74,076	40,106
Recoverable taxes	9	19,304	15,612
Financial instruments from acquisition of interest	16	-	3,794
Related parties	10	9,970	1,298
Other assets		24,073	14,630
Total current assets		1,679,760	1,028,572
Non-current assets
Financial instruments from acquisition of interest	16	-	32,152
Deferred income tax	24	236,903	156,748
Recoverable taxes	9	1,121	6,613
Financial investments	6	10,349	4,690
Related parties	10	10,508	14,813
Other assets		22,239	14,399
Investments and interests in other entities	11	9,654	48,574
Property and equipment	12	26,087	21,328
Right-of-use assets	13	30,022	21,631
Intangible assets	14	2,549,637	1,811,903
Total non-current assets		2,896,520	2,132,851
Total assets		4,576,280	3,161,423

Liabilities
Current liabilities
Trade payables		40,925	34,521
Labor and social obligations	18	85,069	68,511
Taxes and contributions payable		9,676	7,508
Income taxes payable		44,731	52,038
Advances from customers		23,080	25,626
Lease liabilities	13	12,742	6,845
Loans and financing	15	107,706	98,561
Accounts payable to selling shareholders	17	656,014	117,959
Other liabilities		331	607
Total current liabilities		980,274	412,176
Non-current liabilities
Labor and social obligations	18	36,570	2,801
Lease liabilities	13	22,478	19,012
Loans and financing	15	203,413	-
Financial instruments from acquisition of interest	16	-	33,940
Provision for legal proceedings	28	1,366	251
Accounts payable to selling shareholders	17	1,130,501	1,098,273
Other liabilities		794	160
Total non-current liabilities		1,395,122	1,154,437
Total liabilities		2,375,396	1,566,613
Equity	19
Share capital		11	11
Capital reserve		2,200,645	1,607,622
Share-based compensation reserve		80,817	84,546
Accumulated losses		(80,589)	(97,369)
Total equity		2,200,884	1,594,810
Total liabilities and equity		4,576,280	3,161,423

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of income

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian reais, except earnings per share)

	Notes	2020	2019	2018
Net revenue	21	1,001,710	572,837	380,981
Cost of sales	22	(221,130)	(117,258)	(80,745)

Gross profit		780,580	455,579	300,236

Selling expenses	22	(372,269)	(199,780)	(113,270)
General and administrative expenses	22	(270,558)	(191,438)	(129,754)
Other income (expenses), net		(2,258)	(6,287)	4,856

Operating profit		135,495	58,074	62,068

Finance income	23	45,211	72,047	36,618
Finance costs	23	(142,013)	(170,855)	(198,795)
Finance result	23	(96,802)	(98,808)	(162,177)

Share of profit (loss) of equity-accounted investees	11	409	(1,800)	(792)

Income (loss) before income taxes		39,102	(42,534)	(100,901)
Income taxes - income (expense)
Current		(87,379)	(46,850)	(26,553)
Deferred		65,057	79,953	44,538
	24	(22,322)	33,103	17,985

Profit (loss) for the year		16,780	(9,431)	(82,916)

Profit (loss) attributable to:
Equity holders of the parent		16,780	(9,431)	(82,380)
Non-controlling interests		-	-	(536)

Basic earnings per share - in Brazilian reais	20
Class A		0.30	(0.18)	(1.64)
Class B		0.30	(0.18)	(1.64)
Diluted earnings per share - in Brazilian reais	20
Class A		0.30	(0.18)	(1.64)
Class B		0.30	(0.18)	(1.64)

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
			Earnings reserves
	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Share-based compensation reserve	Accumulated losses	Total	Non- controlling interests	Total equity
Balances at December 31, 2017	55,897	160,682	8,165	73,827	7,053	-	305,624	111	305,735
Change in accounting policy (IFRS 9)	-	-	-	-	-	(4,307)	(4,307)	-	(4,307)
Balances at January 1, 2018	55,897	160,682	8,165	73,827	7,053	(4,307)	301,317	111	301,428

Loss for the year	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Total comprehensive loss	-	-	-	-	-	(82,380)	(82,380)	(536)	(82,916)
Corporate reorganization	(55,890)	63,444	(8,165)	(73,827)	-	-	(74,438)	-	(74,438)
GA Holding – tax benefit on tax deductible goodwill	-	46,314	-	-	-	-	46,314	-	46,314
Capital increase – Alfaco	-	3,091	-	-	-	-	3,091	-	3,091
Issuance of common shares in initial public offering	3	895,179	-	-	-	-	895,182	-	895,182
Share issuance costs	-	(79,205)	-	-	-	-	(79,205)	-	(79,205)
Non-controlling interest	-	-	-	-	-	-	-	131	131
Share-based compensation plan	-	-	-	-	60,297	-	60,297	-	60,297

Balances at December 31, 2018	10	1,089,505	-	-	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy (IFRS 16)	-	-	-	-	-	(1,251)	(1,251)	-	(1,251)
Balances at January 1, 2019	10	1,089,505	-	-	67,350	(87,938)	1,068,927	(294)	1,068,633

Loss for the year	-	-	-	-	-	(9,431)	(9,431)	-	(9,431)
Total comprehensive loss	-	-	-	-	-	(9,431)	(9,431)	-	(9,431)
Corporate reorganization	-	(36,624)	-	-	-	-	(36,624)	-	(36,624)
Tax benefit on tax deductible goodwill – reversion	-	(46,314)	-	-	-	-	(46,314)	-	(46,314)
Capital increase	1	13,829	-	-	-	-	13,830	-	13,830
Issuance of common shares in follow-on public offering	-	589,602	-	-	-	-	589,602	-	589,602
Share issuance costs	-	(18,223)	-	-	-	-	(18,223)	-	(18,223)
Non-controlling interest	-	-	-	-	-	-	-	294	294
Share-based compensation plan	-	-	-	-	33,043	-	33,043	-	33,043
Restricted stocks transferred	-	15,847	-	-	(15,847)	-	-	-	-

Balances at December 31, 2019	11	1,607,622	-	-	84,546	(97,369)	1,594,810	-	1,594,810

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian reais, unless otherwise stated)

	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total
Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810

Profit for the year	-	-	-	16,780	16,780
Total comprehensive income	-	-	-	16,780	16,780
Issuance of common shares in follow-on public offering (Note 1.2)	-	591,898	-	-	591,898
Share issuance costs (Note 1.2)	-	(16,291)	-	-	(16,291)
Share-based compensation plan (Note 18)	-	-	13,687	-	13,687
Restricted stocks transferred	-	17,416	(17,416)	-	-

Balances at December 31, 2020	11	2,200,645	80,817	(80,589)	2,200,884

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of cash flows

For the years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian reais, unless otherwise stated)

	2020	2019	2018
Operating activities
Profit (loss) before income taxes	39,102	(42,534)	(100,901)
Adjustments to reconcile profit (loss) before income taxes
Depreciation and amortization	127,455	48,314	19,594
Inventory reserves	7,453	8,476	7,252
Allowance for doubtful accounts	34,684	17,392	9,588
Loss on sale/disposal of property and equipment and intangible assets disposed	4,277	3,499	138
Fair value change in financial instruments from acquisition interests	(562)	(473)	(659)
Changes in accounts payable to selling shareholders	20,330	89,403	130,378
Share of (profit) loss of equity-accounted investees	(409)	1,800	792
Share-based compensation plan	36,333	33,043	60,297
Accrued interest on loans and financing	19,862	1,002	-
Interest accretion on acquisition liabilitiy	68,379	42,206	8,704
Income from non-cash equivalents	(13,388)	(45,797)	-
Interest on lease liabilities	3,036	1,489	-
Provision for legal proceedings	587	120	131
Provision for payroll taxes (restricted stock units)	(2,997)	8,333	-
Foreign exchange income (loss)	(188)	555	34,435
Changes in fair value of step acquisitions	307	(3,708)	-
Gain on sale of investment	-	(3,286)	-
Other financial cost/revenue, net	(2,315)	(2,362)	-
	341,946	157,472	169,749
Changes in assets and liabilities
Trade receivables	(108,087)	(136,407)	(57,020)
Inventories	(18,161)	(14,637)	(3,563)
Recoverable taxes	3,152	(8,494)	(3,807)
Other assets	(14,087)	(16,035)	(2,254)
Trade payables	3,886	8,455	10,256
Labor and social obligations	7,239	15,950	7,169
Taxes and contributions payable	1,147	1,951	1,476
Advances from customers	(2,981)	19,997	99
Other liabilities	(1,420)	(268)	(3,342)
Cash generated from operations	212,634	27,984	118,763

Income taxes paid	(95,053)	(34,747)	(26,639)
Interest paid on lease liabilities	(2,100)	(852)	-
Interest paid on accounts payable to selling shareholders	(187)	-	-
Interest paid on loans and financing	(13,423)	-	-
Payments for contingent consideration	(9,520)	-	-
Net cash flows generated from (used in) operating activities	92,351	(7,615)	92,124

Investing activities
Acquisition of property and equipment	(10,822)	(10,991)	(6,854)
Payment of investments and interests in other entities	(32,628)	(41,853)	(2,000)
Acquisition of subsidiaries, net of cash acquired	(204,286)	(798,885)	-
Payment of accounts payables to selling shareholders	-	-	(14,756)
Acquisition of intangible assets	(96,827)	(43,102)	(29,403)
Net sales (purchases) of financial investments	(130,113)	277,389	(727,951)
Loans to related parties	(5,000)	(14,000)	-
Net cash flows used in investing activities	(479,676)	(631,442)	(780,964)

Financing activities
Capital increase - exercised stock options	-	13,830	3,091
Capital increase - proceeds from public offering	591,898	589,602	895,182
Share issuance costs	(16,291)	(18,897)	(78,531)
Payment of lease liabilities	(8,510)	(4,407)	-
Payment of loans and financing	(301,151)	(563)	-
Payment to owners to acquire entity’s shares	(1,733)	(928)	-
Loans and financing	498,434	97,574	-
Dividends paid by subsidiaries	-	-	(85,000)
Net cash flows generated from financing activities	762,647	676,211	734,742

Foreign exchange effects on cash and cash equivalents	188	(555)	(34,435)
Increase in cash and cash equivalents	375,510	36,599	11,467

Cash and cash equivalents at the beginning of the year	48,900	12,301	834
Cash and cash equivalents at the end of the year	424,410	48,900	12,301
Increase in cash and cash equivalents	375,510	36,599	11,467

The accompanying notes are part of the consolidated financial statements.

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of a corporate reorganization and initial public offering in 2018. Arco Brazil is the holding company of the operating subsidiaries, including PSD Educação S.A. (“PSD”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 11th Floor, Consolação, São Paulo, Brazil.

Since 2015, the Company has been investing in technology and its printed methodology has evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising and sale of educational content for private schools.

The Company has an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. Arco operates through long-term service contracts with private schools. These contracts generally have terms of validity ranging from one to five years, pursuant to which educational content is provided in printed and digital format to private schools. The revenue is driven by the number of enrolled students at each customer using the solutions and the agreed upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, the Company benefits from high visibility in its net revenue and operating margin, which is calculated by dividing the operating profit by net revenue over a given period.

These consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2021.

1.2	Significant events during the year

(a)	Follow-on public offering

On June 04, 2020, Arco completed a follow-on public offering of 5,563,203 Class A common shares, offered by General Atlantic Arco (Bermuda), L.P. (“GA”), and Alfaco Holding Inc. (the “Selling Shareholders”), at a public offering price of U$ 47.70. Arco did not receive any proceeds from the sale of the Class A common shares by the Selling Shareholders. Neither Arco nor any of its other shareholders, including its founding shareholders and members of management, sold Class A common shares in this offering.

On September 8, 2020, the Company completed a follow-on public offering of 2,500,000 Class A common shares issued by Arco at a public offering price of US$44.80.

The public offering resulted in gross proceeds of US$112.0 million (or R$591.9) for the Company. The Company received net proceeds of US$109,760 (or R$580,059), after deducting US$2,240 (or R$11,839) in underwriting discounts and commissions. In addition, the Company incurred in the amount of R$ 4,452 for audit, consulting and legal services related to the offering. These transactions costs, net of taxes, are classified in equity as a reduction of the gross proceeds resulting from the public offering.

(b)	Internal restructurings

PSD Educação S.A. ( “PSD”)

On August 01, 2020, continuing the corporate restructuring, PSD Educação S.A. incorporated the companies Positivo Soluções Didáticas Ltda.and Editora Piá Ltda. When PSD Educação S.A. acquired these entities, goodwill and fair value adjustments recognized in the amount of R$830,028 and R$726,876, respectively, were not tax deductible. However, as a result of the corporate restructuring, PSD Educação S.A now has tax benefits from the deductibility of the amortization of goodwill and fair value adjustments of R$529,347 (tax rate of 34%). The fair value adjustments are deductible over the next 5 to 20 years, according to the useful lives of the identified is deductible over 7.5 years, as defined by the Company's Management, under Brazilian tax laws.

(c)	Acquisition of investments

Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

On November 27, 2020, the Company signed a new shareholders’ agreement and based on the new terms defined, on that date the Company acquired control of Geekie and the investee became a consolidated subsidiary of Arco as shown in Note 4.c).

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company acquired a 14.48% interest in Bewater Ventures I GA FIP - Multiestratégia, a fund managed by Paraty Capital, through the purchase of 9,670 Class B quotas for R$9,670 as described in Note 11. The fund´s main goal was to make a minority investment in Grupo A, a company that provides educational solutions for higher education, which happened subsequently to our investment.

Escola da Inteligência Cursos Educacionais Ltda. (“EI” or “Escola da Inteligência”)

On August 28, 2020, the Company announced that it entered into a definitive agreement to acquire Escola da Inteligência, the leading solution in social-emotional learning (SEL) in Brazil.

On November 13, 2020, the Company received approval of the transaction from Brazil’s Administrative Council for Economic Defense – CADE, with no restrictions, and the Company concluded the transaction on December 2, 2020. Accordingly, on that date, the Company, through its subsidiary PSD, acquired control of EI as described in Note 4.d).

WPensar S.A. (“WPensar”)

On September 21, 2020, the Company acquired control of WPensar S.A. through the acquisition of the remaining 75.0% interest and started to consolidate it as subsidiary of the Company with 100.0% interest in the share capital. See Note 4.a) for further information.

Studos Software Ltda. (“Studos”)

On September 21, 2020, the Company acquired the control of Studos Software Ltda. (“Studos”) by acquiring 100.0% of its outstanding ordinary shares and voting interests as described in Note 4.b).

(d)	Information related to Covid-19 pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (COVID-19) a global pandemic. While the spread started in December 2019 in China and adversely impacted regional economies across the globe, first cases in Brazil were officially reported during the first quarter of 2020. Such events caused the disruption of economic activity, imposing restrictions on industries, commerce, and social contact. At the beginning of the pandemic, state and local authorities have ordered many companies to limit or suspend operations and encourage social distancing with the aim to reduce the speed at which COVID-19 is spreading.

The initial measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, as education is an important and essential service, the private schools are conducting classes on a flex model, with classroom and virtual classes. In Brazil, the resumption of economic activity is occurring in stages, some activities are gradually being released, including presential classes in some cases and states with several security rules. The return is occurring differently in each Brazilian state, according to their particular situation.

Notwithstanding the above, the Company did not suspend its activities and, even with the return allowed by the authorities, most of its workforce continues to work remotely from home, except for some people from administrative teams and distribution centers’ teams that are working on site in accordance with health and safety protocols and social distancing guidelines. In this scenario, the Company has made additional investments in IT and network infrastructure; incurred additional expenses for cleaning and disinfecting the installations; purchased alcohol and masks; funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of its employees, reducing the demand for care in health units and to facilitate the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits to its employees. Additionally, to support schools, since day 1, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support to maintain student learning with the social distancing measures

The measures discussed above, including travel restrictions, were put in place to safeguard the health and safety of our employees, customers, and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Our content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to the school calendar for the year, enabling the Company to recognize the revenues on these products.

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s principal vendors responsible for the printing of educational material did not raise any issues related to their ability to fulfill scheduled shipments or with respect to the incurrence of any significant additional expenses.

As a result, as of December 31, 2020, the following events and transactions occurred during the year:

•	Expected credit losses were revised considering estimated increases in financial defaults, arising from renegotiations with customers and in unemployment rates in Brazil for the foreseeable future due COVID-19, which resulted in an increase of R$ 6,996 in allowance for doubtful accounts as of December 31, 2020.

•	The Company incurred additional expenses of R$ 7,707 during the year ended December 31, 2020. These additional expenses are related to IT, network infrastructure and an integrated teaching platform, as well as expenses to maintain protective measures such as cleaning and disinfecting the installations, distribution of protective masks and alcohol to employees and delivery of chairs, computers and work kits.

•	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.

•	Despite the year’s such unprecedent events, the Company was able to recognize 96% of the 2020 school year ACV..

•	The inventory reserves were increased to accurately reflect the expected realization of inventories, which resulted in an incremental charge of R$287 in the consolidated financial statement of income for the year ended December 31, 2020.

•	As of December 31, 2020, management opted to not benefit from the payroll relief measures announced by the Brazilian government. On the tax side, the Company opted for some Brazilian benefits of postponing tax payments for certain entities (INSS and FGTS) for the second half of the year. The payments were settled in the last quarter of 2020.

•	There were rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic and were accounted as if they were not lease modifications. Therefore, no changes occurred in the expected useful life and residual value of properties and equipment. For the year ended December 31, 2020, the discount obtained was R$ 350.

•	No changes in the provision for contingencies against the Company were identified because of COVID-19.

•	The Company entered into an additional loan agreement of R$ 200,000, with no significant change in costs. The Company has no financial covenants on any of its existing loans and financing and has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments. The loan was repaid on September 21, 2020. See Note 15 for further information.

In January 2021, the COVID vaccine began to be applied in Brazilians. Vaccination started with the priority groups: health workers, the elderly, the disabled and indigenous villagers. Although there is no exact date for application in 100% of the population, expectations are for 2022. The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain and will remain a factor in the analysis of key estimates and judgements used in preparing the Company’s financial statements, especially given the rapid and unexpected changes the pandemic is posing to global and local economic environments.

Despite the beginning of the vaccination, we are now facing a new wave of contamination from COVID-19. Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19's general impact on the education industry or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in bad debts due to the current economic scenario.

•	A change in the fair value of financial instruments.

•	The renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business and financial performance and position.

2	Significant accounting policies

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

2.2 Basis of consolidation and investments

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and investments as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.

The table below is a list of the Company’s subsidiaries and investments:

				Direct and indirect interest
Name	Principal activities	Country	Investment type	2020	2019	2018
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	100.0%	100.0%
PSD Educação S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Novagaúcha Editora e Livraria Ltda.	Educational content	Brazil	Subsidiary	-	-	100.0%
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Arco Ventures S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Escola de Aplicação São José dos Campos Ltda.	Educational services	Brazil	Subsidiary	-	-	69.6%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%	51.5%
NS Ventures Participações Ltda.	Educational content	Brazil	Subsidiary	-	-	100.0%
NS Educação Ltda.	Educational content	Brazil	Subsidiary	-	-	100.0%
Nave à Vela Ltda.	Educational content	Brazil	Subsidiary	51.0%	51.0%	-
EEM Licenciamento de Programas Educacionais Ltda.	Educational technology	Brazil	Subsidiary	100.0%	100.0%	-
NLP Soluções Educacionais Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	-
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0%	25.0%	25.0%
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Subsidiary	56.0%	37.5%	8.05%
Studos Software Ltda.	Educational content	Brazil	Subsidiary	100.0%	-	-
Escola da Inteligência Cursos Educacionais Ltda.	Educational content	Brazil	Subsidiary	60.0%	-	-
Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia	Private equity	Brazil	Investee	14.48%	-	-

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

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as of the acquisition date.

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

Certain acquired subsidiaries utilize the presumed profit regime as described in Note 24.a) to calculate income taxes. Under this regime, there is no difference between the carrying amount and related tax basis of assets and liabilities and therefore no deferred income taxes were recorded in these financial statements at acquisition date or any subsequent periods.

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

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the associate or joint venture since the acquisition date. Goodwill relating to the associate or joint ventures is included in the carrying amount of the investment and is not tested for impairment separately.

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

d) Fair value measurement

The Company measures certain financial instruments such as, financial assets, financial investments, derivatives and financial liabilities at fair value at each balance sheet date.

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

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above. See Note 26 for further information.

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price under IFRS 15.

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

The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

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

The Company considers a financial asset in default when contractual payments are 360 days past due. Management considers this period of maturity to be adequate considering the Company's business model and the historical customer's payment since the contracts are signed annually and during this period the Company can negotiate the payment of the security reducing the credit risk. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

g) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or payables, as appropriate.

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

Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

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

i) Derivative financial instruments

Initial recognition and subsequent measurement

The Company has derivative financial instruments from call and put options from acquisitions of subsidiaries, associates and joint venture arrangements. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result.

j) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term highly liquid financial investments with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

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

Educational content in progress is considered as inventories in progress and comprises the costs incurred to produce educational content. This amount is measured based on the allocation of hours incurred by editorial production employees in the preparation of educational content.

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

The Company capitalizes the costs directly related with the development of the educational platforms used to deliver content. These costs are substantially comprised of technology related services and payroll expenses, recorded as internally developed software in the educational platform accounting ledger. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the statement of income (loss) as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

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

The Company assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Equity-settled transactions

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

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized in employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using a Black & Scholes model. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

t) Revenue from contracts with customers

Revenue from sale of education content

The Company sells educational content to private schools, which is delivered through printed and digital formats to private school. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services., i.e., at the moment it delivers the content to private schools in printed and digital format when the Company fulfills its performance obligation, and the revenue from these contracts is recognized at a point of time.

Revenue is driven by the number of students enrolled in each school and is based on a value negotiated with each contract through the conditions contained in the terms of sales. The technology is provided solely in support of the best use of its content. Both printed and digital content are the same.

Printed content

The Company provides printed content capable of delivering the entire K-12 curriculum. The Company also provides digital content, including its features, and in this case, for the purpose of supporting the printed content, and it includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. In this context, the digital content and related features are an evolution from a totally printed methodology to a broader approach and will continue to evolve and change in the coming years but are currently still deeply entwined with the printed content.

Digital content

The Company has been investing in technology and has solutions provided only in digital content due to the evolution to an educational platform capable of delivering entire K-12 curriculum content in a digital format and it includes video lessons, online homework and assessments for the purpose of supporting the digital content.

The Company generates substantially all its revenue from contracts that have an average term from one to five years, pursuant to which the Company provides educational content in printed and digital format to private schools. The Company’s revenue is driven by the number of enrolled students at each customer using the solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. Each contract contemplates penalties ranging between 20% to 100% of the remaining total value of the contract in the event of termination. However, the content already delivered to the private schools is not returned to the Company unless the return conditions in the following paragraph are met.

Revenue recognition of digital content only consists in providing the digital content to the class/year to the school that will provide that to the students. The Company recognizes the revenue at a point of time and the content be kept available to the students.

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

The Company may enter into contracts with another party in addition to our customer. In making the determination as to whether revenue should be recognized on a gross or net basis, the contract with the customer is analyzed to understand which party controls the relevant good or service prior to transferring to the customer. This judgement is informed by facts and circumstances of the contract in determining whether the Company has promised to provide the specified good or service or whether the Company is arranging for the transfer of the specified good or service, including which party is responsible for fulfilment, has discretion to set the price to the customer and is responsible for inventory risk. On certain contracts, where the Company acts as an agent, only commissions and fees receivable for services rendered are recognized as revenue. Any third-party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Revenue from services

The Company provides services related to school management for private schools and students, and technological solutions for communicating with students' parents and a learning platform for students and teachers, which are delivered through monthly software licenses. Revenue from contracts with customers is recognized when the control of services is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled for the exchange of services, that is, when it releases the license to use services. software for private schools.

The Company generates subscription revenue from the sale of user licenses, in which customers can use the services of online school management software. The services are sold directly to schools that bundle the subscription with their own services provided to end customers. The Company fulfills its performance obligation, and the revenue from these services is recognized on a straight-line basis during the subscription period.

Subscription revenue is driven by the number of students enrolled in each customer and is based on a value negotiated with each subscriber through the conditions contained in the terms of use.

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR) method. The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income includes also gain from financial investments classified as financial assets at fair value through profit or loss. Interest income is included in finance income in the statement of income (loss).

Cost to obtain a contract

The Company incurs costs to obtain each sales contract and recognizes as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

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

2.4 Changes in accounting policies and disclosures

New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after 1 January 2020. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments did not have an impact on the Company’s consolidated financial statements for the business combinations entered into during the year, but may impact future periods should the Company enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the consolidated financial statements of the Company as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the consolidated financial statements of the Company, nor is there expected to be any future impact to the Company.

Conceptual Framework for Financial Reporting issued on 29 March 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the consolidated financial statements of the Company.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On May 28 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment applies to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted. This amendment had an impact of R$ 350 on the consolidated financial statements of the Company due to the discounts obtained.

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

Estimates and assumptions

The key assumptions about the future and other key sources of estimation uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions where they occur.

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

Inventory reserve

The Company recognizes a provision for disposal of inventory considering materials from previous collections not sold and a prospective model to estimate the forecast of obsolescence of products from current collections. The applied model considers the historical data of non-realization of products to obtain the expected loss percentages. Any significant changes between the observed losses compared to the historical loss pattern impact the expected loss percentages estimated by the Company. See Note 8 for further information.

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

Share-based payment

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Black & Scholes model. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 18. b).

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

The Company has R$ 4,380 (2019: R$ 4,066) of unrecognized unused tax loss carryforwards as of December 31, 2020 related to a subsidiary that has a history of losses. Such unused tax loss carryforwards do not expire and may not be used to offset taxable income of other subsidiaries of the Company. See Note 24.

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

Any contingent consideration is classified as financial instruments from acquisition of interests (see Note 16).

4	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2020				2019
	WPensar	Studos	Geekie	EI	EEM	Nave	Positivo
Assets
Cash and cash and equivalents	378	191	7,796	14,492	219	1,565	37,635
Trade receivables	75	126	1,120	11,129	126	896	72,780
Inventories	-	-	8,333	4,419	-	897	13,664
Recoverable taxes	108	-	524	-	12	7	99
Deferred taxes	-	-	15,098	-	-	-	7,518
Advance to employees	-	-	-	11,484	-	-	-
Other assets	1	-	710	697	14	284	1,526
Property and equipment	172	39	2,592	843	80	292	4,760
Right-of-use assets	-	-	292	2,418	-	-	5,241
Intangible assets	6,192	5,996	36,328	238,825	5,866	19,009	773,134

	6,926	6,352	72,793	284,307	6,317	22,950	916,357
Liabilities
Trade payables	47	18	823	1,709	48	271	12,463
Labor and social obligations	385	79	21,584	3,097	240	1,444	29,607
Taxes and contributions payable	152	56	677	-	109	50	2,937
Income taxes payable	8	-	-	-	-	2	22,643
Leases	-	-	292	2,418	-	-	5,374
Loans and financing	-	-	8,836	-	548	-	-
Loans with related parties	1,285	-	10,885	-	-	-	-
Provision for legal proceedings	-	-	-	599	-	-	-
Advances from customers	100	27	269	-	-	-	-
Other liabilities	35	10	-	166	156	546	-
	2,012	190	43,366	7,989	1,101	2,313	73,024
Total identifiable net assets at fair value	4,914	6,162	29,427	276,318	5,216	20,637	843,333

Goodwill arising on acquisition	18,994	13,371	162,552	282,667	13,069	37,557	830,028
Purchase consideration transferred	23,908	19,533	191,979	558,985	18,285	58,194	1,673,361
Cash paid	14,345	8,298	4,500	200,000	16,355	21,098	800,851
Capital contribution	-	-	4,000	-	-	-	-
Forward contract of non-controlling interest at acquisition	-	-	115,222	354,365	-	29,728	-
Retained payments	3,586	11,235	-	-	1,930	-	872,510
Price adjustment	-	-	-	4,620	-	-	-
Fair value of previously held interest in a step acquisition	5,977	-	68,257	-	-	7,368	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(115)	(275)	(762)	(6,510)	(649)	(467)	(27,389)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(13,967)	(8,107)	3,296	(185,508)	(16,136)	(19,533)	(763,216)

The purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the deadline defined by IFRS.

(a)	WPensar S.A. (“WPensar”)

WPensar is a company engaged in the development and licensing of software, related to school management systems.

The Company bought, as a first step, a 25.0% stake in the entity in April 2015 for R$ 5,000, of which R$ 4,777 related to the consideration transferred as capital contribution and R$ 223 to the initial recognition of asymmetrical put and call options. Pursuant to the investment and share purchase agreement for the acquisition of WPensar, Arco purchased the remaining 75.0% on September 21, 2020.

The purchase consideration transferred was R$ 23,908, consisting of R$ 14,345 paid at the acquisition date, R$ 3,586 retained until September 30, 2021 as a guarantee for any losses and R$ 5,977 regarding the fair value of the previously held interest. At the date of acquisition, the carrying amount of the investment previously held interest was R$ 2,729, resulting in a gain in step acquisition of R$ 3,248. The amount will be released in a single installment, adjusted by Interbank certificates of deposit (CDI). On the due date, if there are no losses, the amount will be paid to the selling shareholders.

The Company did not recognize any deferred taxes related to the business combination because the tax basis and accounting basis, including fair value adjustments, were the same at the acquisition date.

Goodwill

The goodwill acquired on the acquisition was R$ 18,994 and is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of WPensar with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 115 were expensed and are included in general and administrative expenses on December 31, 2020.

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

Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

(b)	Studos Software Ltda. (“Studos”)

On September 21, 2020, the Company acquired control of Studos, by acquiring 100% of the outstanding ordinary shares and voting interests.

Studos is a platform that contributes to enrich students’ learning and optimize teachers' time, in addition to providing simplified management for coordinators.

The purchase consideration transferred was R$ 19,533. The amount of R$ 8,298 was paid on the acquisition date and R$ 11,235 has been retained for the period of 2 years and is conditioned to the performance of the entity. The amount will be released in two annual installments.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 13,371 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Studos with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 275 were expensed and are included in general and administrative expenses on December 31, 2020.

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

Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.

(c)	Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

Geekie Desenvolvimento de Software S.A. is an entity that provides technology for adaptive assessment and learning products and engages in the production, development and licensing of software tailored to the specific requirements of education sector customers.

In December 2016, the Company acquired a 6.54% interest in Geekie, Based on the agreement signed by Geekie’s shareholders, the Company exercised significant influence over the investment, as the Company: (i) had representation on the board of directors; (ii) participated in strategic decision making regarding all relevant matters; (iii) approved all products launched by Geekie; and (iv) provided essential technical information (Geekie's products are based on the Company’s educational content). At that date, the Company entered into an agreement through which it had a call option and the sellers had a put option over the remaining shares. The price would be determined by the greater of the multiple of the Company’s EBITDA for 2021 multiplied by Geekie’s EBITDA, including any cash or debt; or 10 times Geekie´s EBITDA for 2021, less net debt. The put option could be exercised between the period beginning on May 1, 2022, through May 31, 2022. Call and put options were recorded at fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value was recognized as finance income (costs) in the statement of income (loss).

The amount to acquire the 6.54% interest of R$ 8,000 was paid in January 2017, of which R$ 4,000 was a capital contribution and R$ 4,000 was paid to the selling shareholders.

The Company agreed with the selling shareholders that if in June 2018 the cash and cash equivalents of Geekie were lower than a threshold of R$ 5,000, the Company would have to subscribe capital in the amount of R$ 2,000.

On July 2, 2018, the extraordinary shareholders' meeting authorized the acquisition of an additional 1.51% interest in the equity of Geekie, increasing the Company's share from 6.54% to 8.05% through a capital increase of R$ 2,000. The capital increase was fully paid on July 3, 2018. The additional investment did not change the Company's influence in Geekie and had the purpose to support Geekie’s working capital needs.

On September 20, 2019, Arco acquired an additional 0.96% interest in the share capital of Geekie through a capital increase of R$1,218 increasing the Company’s total interest to 9.01%. On October 14, 2019, Arco acquired an additional 1.92% interest in the share capital of Geekie through a capital increase of R$2,500 increasing its total interest to 10.92%. In addition, on October 25, 2019, Arco acquired an additional 18.44% interest in the share capital of Geekie from a minority shareholder for R$21,892 increasing its total interest to 29.36%. On November 15, 2019, Arco acquired an additional 1.17% interest in the share capital of Geekie through a capital increase of R$2,000 increasing its total interest to 30.53%. In December 2019, Arco acquired an additional 7.00% interest in the share capital of Geekie through a capital increase of R$ 4,282 and the purchase of minority shareholders for R$ 5,761 increasing its total interest to 37.53% as of December 31, 2019. On March 4, 2020, Arco acquired an additional 10.51% interest in the share capital of Geekie through the purchase of shares from minority shareholders in the amount of R$12.676, increasing its total interest to 48.04%. On July 06, 2020, Arco acquired an additional 4.62% interest in Geekie’s share capital from minority shareholders for R$5,782, increasing its total interest to 52.67%. Notwithstanding these acquisition, at that date, based on the shareholders’agreement the Company has not yet acquired control of Geekie. On September 21, 2020, Arco acquired a 1.76% interest in the share capital of Geekie through a capital increase of R$4,500 increasing its total interest to 54.43%. On November 11, 2020, Arco acquired an additional 1.64% interest in Geekie’s share capital through a capital increase of R$4,500 increasing its total interest to 56.06%.

In addition, on November 27, 2020, the Company signed a new shareholders’ agreement and based on the new terms defined, on that date the Company acquired control of Geekie.With the change in the composition of the Board of Directors the Company has power to decide on Geekie's operationsThe financial statements of Geekie were consolidated from the date the Company acquired control and the acquisition was accounted for as a business combination.

The shareholders entered into a firm commitment on the 43,94% of the remaining interest held by the non-controlling shareholders will be exercised until January 2023, because the terms are non-cancelable in any way.

The terms of the firm commitment were assessed to determine as to whether or not they expose the Company to the risks and rewards associated with the actual ownership of such shares during the period of the firm commitment contract.

The Company accounted for the firm commitment under the anticipated-acquisition method, and the non-controlling interest subject to that is deemed to have been acquired at the date of acquisition of the control. Accordingly, upon obtaining control, the Company also consolidated the interest currently legally held by the non-controlling shareholder and recognized a financial liability that will be eventually settled when the non-cancelable firm commitment option is exercised.

The financial liability was recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of the firm commitment discounted to present value using an estimated interest rate of 13.15%. Any dividends payable to non-controlling shareholder will recorded as interest expense.

The purchase consideration transferred amounted to R$ 191,979, comprised of: (i) cash consideration in the amount of R$ 4,500 through capital contribution paid on the same month of acquisition; (ii) an additional payment of R$ 4,000 also related to capital increase; (iii) R$ 115,222 regarding a forward contract and; (iv) R$ 68,257 regarding a fair value of previously held interest in a step acquisition.

At the date of acquisition, the carrying amount of the investment previously held interest was R$ 71,812, resulting in a loss in step acquisition of R$ 3,555. The exercise price is variable and conditioned to the performance of the entity and is based on multiples of 2022 ACV book value and revenue as described in Note 17.i).

Goodwill

The goodwill recorded on the acquisition was R$ 162,552 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Core operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Geekie with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 762 were expensed and are included in general and administrative expenses on December 31, 2020.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.

(d)	Escola da Inteligência Cursos Educacionais Ltda. (“EI” or “Escola da Inteligência”)

On August 28, 2020, the Company announced that it entered into a definitive agreement to acquire Escola da Inteligência, the leading solution in social-emotional learning (SEL) in Brazil.

This transaction broadens Arco’s supplemental market presence by adding a strong brand to its portfolio. Arco believes there is a favorable market trend for SEL, pushed forward by the COVID-19 pandemic, and that EI is well positioned to capture this demand outside and within Arco’s school base.

The acquisition involves only the private sector business of Escola da Inteligência and under the terms of the transaction, Arco will acquire 100% of EI’s shares for R$ 558,985, of which R$200,000 was paid at closing, the amount of R$ 83,264 will be paid in the second quarter of 2021, concluding the first stage of acquisition corresponding to 60% of EI’s shares. The remaining 40% of EI’s shares is estimated in R$ 271,101, subject to adjustments related to multiples of 2023 ACV book value plus cash generation multiplied by 40%. The amount will be paid in the second quarter of 2023.

The amount of R$ 4,620 was determined as an "acquisition price adjustment", which was calculated based on the difference between net debt less the working capital and will be paid to the selling shareholders after the parties finalize the terms of payment.

The transaction was subject to customary closing conditions, including antitrust and other regulatory approvals. After the preliminary antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, which occurred on November 13, 2020, Arco closed the acquisition of EI on December 2, 2020 becoming a subsidiary of Company.

Goodwill

The goodwill recorded on the acquisition was R$ 282,667 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Escola da Inteligência with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 6,510 were expensed and are included in general and administrative expenses on December 31, 2020.

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

Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the trademarks being owned.
Educational system	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

(e)	EEM Licenciamento de Programas Educacionais S.A. (“Escola em Movimento”)

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

The purchase consideration transferred was R$ 18,285. The amount of R$ 16,095 was paid on the acquisition date; R$260 was paid on September 29, 2019 and R$ 1,930 was retained for the period of 2 years as a guarantee for the payment of any contingent liabilities that may arise. Any remaining balance will be transferred to the former owners of the acquired entity. The amount will be released in two equal annual installments R$ 965, adjusted by the Brazilian basic interest rate (SELIC).

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

(f)	Nave à Vela Ltda. (“Nave)

Nave à Vela (“Nave”) is a 2019 Arco Platform acquisition. Based on the trend that education focuses more on the development of competence-based learning than the traditional content knowledge-based, Arco decided to invest in Nave. Nave offers a competence-based learning solution, with a proprietary, high-quality content and methodology fully integrated with K12 curriculum.

Arco initially bought a 13,2% stake in the target entity in May 2019 for R$ 4,200. Included in the original purchase agreement, Arco agreed to acquire 100% of Nave over the next three years in three tranches (subject to price adjustments, net of debt at each closing date). Pursuant to the investment and share purchase agreement for the acquisition of Nave, Arco purchased an additional 37.8% on October 29, 2019.

The Company therefore owned 51% interest and concluded it had control and consolidated Nave as a majority owned subsidiary.

The purchase consideration transferred was R$ 58,194, of which R$ 21,098 paid at the acquisition date; R$ 29,728 related to a forward contract that will be paid over the next 2 years and R$ 7,368 regarding the fair value of previously held interest in a step acquisition. At the date of acquisition, the carrying amount of the investment previously held interest was R$ 3,660, resulting in a gain of R$ 3,708. The purchase price is variable and conditioned to the performance of the entity, the price of the option is based on a revenue multiple.

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

Transaction costs

Transaction costs of R$ 467 were expensed and are included in general and administrative expenses on December 31, 2020.

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

Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational system being owned.

(g)	Sistema Positivo de Ensino (“Positivo”)

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

Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational system being owned.
Educational platform	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.

(h)	Revenue and profit contribution

The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

	2020				2019
	WPensar	Studos	Geekie	EI	EEM	Nave	Positivo
Total net revenue	1,126	282	18,497	14,779	2,395	7,147	80,100
Profit (loss) before income taxes	(89)	(249)	(11,035)	10,429	(2,918)	3,379	25,641

Total revenue and income and net income for the Company are presented below on a pro-forma basis assuming the acquisitions had occurred at the beginning of the year of each acquisition:

	2020	2019
Pro-forma total net revenue	1,078,831	893,497
Pro-forma profit (loss) before income taxes	32,208	75,498

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company's results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

5	Cash and cash equivalents

	2020	2019
Cash and bank deposits	7,536	2,838
Bank deposits in foreign currency (a)	28,327	23,346
Cash equivalents (b)	388,547	22,716
	424,410	48,900

(a)	Short-term deposits (mainly follow-on proceeds) maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of December 31, 2020, the average interest on these CDB is equivalent to 95.4% (2019: 30.0%) of the Interbank Certificates of Deposit (“CDI”). These financial investments are highly liquid and available for immediate use and have insignificant risk of changes in value. The increase in the balance is mainly due to follow-on public offering and loans acquired, as described in Notes 1.2 and 15.

6	Financial investments

	2020	2019
Financial investments (a)	721,935	577,398
Financial investments in foreign currency	542	1,629
Other	517	467
	722,994	579,494
Current	712,645	574,804
Non-current	10,349	4,690

(a)	Financial investments correspond to investments managed by highly rated financial institutions. As of December 31, 2020, the average interest on these investments are equivalent to 101.3% (2019: 99.9%) of the CDI. The average CDI rate during the year was 0.38% per month. The increase in the balance is mainly due to follow-on public offering and loans acquired, as described in Notes 1.2 and 15.

7	Trade receivables

	2020	2019
From sales of educational content	475,507	354,968
From related parties (Note 10)	3,209	4,511
	478,716	359,479
(-) Allowance for doubtful accounts	(63,434)	(30,051)
	415,282	329,428

As of December 31, 2020, and 2019, the aging of trade receivables was as follows:

	2020	2019
Neither past due nor impaired	360,737	299,159

Past due	117,979	60,320

1 to 60 days	26,206	18,931
61 to 90 days	9,973	6,865
91 to 120 days	10,528	6,414
121 to 180 days	18,887	9,904
More than 180 days	52,385	18,206
	478,716	359,479

The Company reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historical payment profiles, and assessment of forward-looking risk factors. Management believes all the remaining receivable balances are fully recoverable.

The movement in the allowance for doubtful accounts for the years ended December 31, 2020 and 2019, was as follows:

	2020	2019	2018
Balance at beginning of the year	(30,051)	(13,419)	(10,290)
Additions	(34,684)	(17,392)	(9,588)
Receivables written off during the period as uncollectible	1,301	760	6,459
Balance at end of year	(63,434)	(30,051)	(13,419)

The increase in allowance for doubtful accounts for the year ended December 31, 2020 compared to the same period of the previous year, is mainly due to the inclusion of the companies acquired last year as mentioned in Note 4 and the impacts of the COVID-19 pandemic as described in Note 1.2.

8	Inventories

	2020	2019
Educational content	30,167	24,535
Educational content in progress (a)	37,276	12,837
Consumables and supplies	1,198	835
Inventories held by third parties	5,435	1,899
	74,076	40,106

(a)	Costs being incurred to prepare educational content for delivery to customers. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the years ended December 31, 2020, 2019 and 2018 was as follows:

	2020	2019	2018
Balance at beginning of the year	(6,517)	(4,403)	(2,047)
Inventory reserve	(7,453)	(8,476)	(7,252)
Write-off of inventories against reserve	6,460	6,362	4,896
Balance at end of year	(7,510)	(6,517)	(4,403)

9	Recoverable taxes

	2020	2019
Withholding Income Tax (IRRF) on financial investments (a)	2,027	637
Recoverable IRPJ and CSLL	8,573	17,456
Recoverable PIS and COFINS	7,250	2,501
Other recoverable taxes	2,575	1,631
	20,425	22,225
Current	19,304	15,612
Non-current	1,121	6,613

(a)	Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

10	Related parties

The table below summarizes the balances and transactions with related parties:

	2020	2019
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	3,209	4,511
	3,209	4,511
Other assets
General Atlantic Arco (Bermuda), L.P. (b)	-	4,109
Loans to related parties	-	4,109

WPensar S.A. (c)	-	1,298
Loans - Geekie Partners(d)	4,361	4,231
Debentures – Geekie (e)	-	10,582
OISA Tecnologia e Serviços Ltda. (f)	5,018	-
Former shareholders - EI (g)	11,099	-
	20,478	16,111
Current	9,970	1,298
Non-current	10,508	14,813

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(150)	(1)
	(150)	(1)
Other liabilities
OISA Tecnologia e Serviços Ltda. (i)	469	-
	469	-

F-58

	2020	2019	2018
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	7,230	8,805	8,234
OISA Tecnologia e Serviços Ltda. (i)	4	-	-
	7,234	8,805	8,234
Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (h)	(1)	(8)	(13)

Finance income
WPensar S.A. (c)	30	72	-
Geekie (d) e (e)	453	813	-
OISA Tecnologia e Serviços Ltda. (f)	18	-	-
Minority shareholders - EI (g)	18	-	-
	519	885	-

(a)     Arco Ventures S.A. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)     On June 04, 2020, General Atlantic Arco (Bermuda), L.P (“GA”). sold the entire interest held in the Company as described in Note 1.2. Accordingly, because of the mentioned follow-on public offering, as of December 31, 2020, GA is no longer a related party to the Company. The amounts due were settled in the third quarter.

(c)     On September 21, 2020, the Company acquired the control of WPensar and such investment became a consolidated subsidiary of the Company. During the nine-month period ended September 30, 2020, the Company recognized R$ 30 of interest income, before the consolidation. See Note 4.a) for further information.

(d)     On January 17, 2019, the Company loaned R$ 4,000 to Geekie Partners S.A., the current minority shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest on Geekie’s shares as collateral to the transaction. During the year, the Company recognized R$ 130 of interest income. The transaction was intended to support Geekie’s working capital needs.

(e)     On November 27, 2020, the Company acquired the control of Geekie and such investment became a consolidated subsidiary of the Company. Before consolidation, the Company recognized R$ 323 of interest income. See Note 4.c) for further information.

(f)      On October 23, 2020, the Company loaned R$ 5,000 to the company OISA Tecnologia e Serviços Ltda. (“ISAAC”), an affiliated of the company which has member of the key management personnel under common with the Company. The entity is developing a project to assist schools in financial and administrative management. According to the contractual terms the amount is due in February 2021 and bear interest of 100% of the CDI. During 2020, the Company recognized R$ 18 of interest income.

(g)     Amount due by minority shareholders of Escola da Inteligência and bear interest rate of 100% CDI and maturing in May 2023. During the year, the Company recognized R$ 18 of interest income.

(h)     Arco Ventures S.A. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder. The agreement was terminated in February 2020.

(i)      WPensar provides financial intermediation services to OISA which the amounts received through this intermediation are transferred to OISA discounted from the value of the service provided. As of December 31, 2020, the amount to be transferred to OISA is R$ 469 and during the year the recognized revenue from financial intermediation was R$ 4.

Key management personnel compensation

Key management personnel compensation comprised the following:

	2020	2019	2018
Short-term employee benefits	39,628	13,732	9,436
Stock options	-	-	59,747
Restricted stock units	48,852	66,429	-
	88,480	80,161	69,183

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 18.b).

11	Investments and interests in other entities

(a)	Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through its subsidiary PSD Educação S.A. acquired 9,670,000 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. On the date of transaction, the Company paid the total amount of R$ 9,670, corresponding to a total interest of 14.48% in Bewater.

The fund made a minority investment in Group A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit and loss.

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, a mutual fund, unit trust or similar entity including an investment-linked insurance fund, the entity may elect to measure investments in those associates and joint ventures at fair value through profit or loss in accordance with IFRS 9 – Financial Instruments.

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

	2020				2019
	WPensar	Geekie	Bewater	Total	Total
At beginning of the year	3,049	45,525	-	48,574	11,862
Capital contributions	-	4,500	9,670	14,170	14,200
Acquisition from a minority shareholder	-	18,458	-	18,458	27,653
Fair value on investment	-	-	(16)	(16)	-
Loss of changes in ownership	-	-	-	-	319
Share of loss of equity-accounted investees	(150)	559	-	409	(1,800)
Consolidation on the acquisition of control	(2,899)	(69,042)	-	(71,941)	(3,660)
At end of the year	-	-	9,654	9,654	48,574

Percentage of ownership	100.0%	56.06%	14.48%

12	Property and equipment

Reconciliation of carrying amount:

	Machinery and equipment	Vehicles	Furniture and fixtures	IT equipment	Facilities	Leasehold improvements	Others	Total
Cost
As of December 31, 2018	896	191	2,296	5,080	325	4,638	6,199	19,625
Additions	215	-	636	2,529	45	4,663	2,903	10,991
Disposals	(17)	(70)	(895)	(3,061)	(290)	(184)	(1,076)	(5,593)
Business combination	213	-	517	2,775	-	1,627	-	5,132
Sale of Escola de Aplicação São José dos Campos Ltda.	(50)	-	(201)	(51)	-	(710)	-	(1,012)
Write-offs	-	-	-	-	-	-	(792)	(792)
As of December 31, 2019	1,257	121	2,353	7,272	80	10,034	7,234	28,351
Additions	146	-	1,365	4,612	38	4,239	422	10,822
Disposals	(37)	-	(114)	(1,289)	-	-	(934)	(2,374)
Business combination	625	186	325	2,300	5	205	-	3,646
As of December 31, 2020	1,991	307	3,929	12,895	123	14,478	6,722	40,445

Depreciation
As of December 31, 2018	(254)	(144)	(527)	(1,910)	(100)	(1,274)	(2,069)	(6,278)
Depreciation charge for the period	(91)	(24)	(254)	(1,211)	(34)	(1,161)	(1,580)	(4,355)
Depreciation of disposals	114	68	368	1,709	108	60	972	3,399
Sale of Escola de Aplicação São José dos Campos Ltda.	10	-	34	17	-	150	-	211
As of December 31, 2019	(221)	(100)	(379)	(1,395)	(26)	(2,225)	(2,677)	(7,023)
Depreciation charge for the period	(136)	(26)	(327)	(2,279)	(9)	(2,391)	(2,284)	(7,452)
Depreciation of disposals	104	-	-	13	-	-	-	117
As of December 31, 2020	(253)	(126)	(706)	(3,661)	(35)	(4,616)	(4,961)	(14,358)

Net book value
As of December 31, 2018	642	47	1,769	3,170	225	3,364	4,130	13,347
As of December 31, 2019	1,036	21	1,974	5,877	54	7,809	4,557	21,328
As of December 31, 2020	1,738	181	3,223	9,234	88	9,862	1,761	26,087

The increase in the year ended December 31, 2020 is mainly due to purchase of new computers and printers and improvements to the offices located in São Paulo, Curitiba and Belo Horizonte.

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2020, 2019 and 2018.

13	Leases

The balance sheet shows the following amounts relating to leases:

	2020	2019
Right-of-use assets
Properties	29,938	21,518
Machinery and equipment	84	113
	30,022	21,631

	2020	2019
Lease liabilities
Current	12,742	6,845
Non-current	22,478	19,012
	35,220	25,857

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets – Properties	Lease Liabilities
As at January 1, 2019	18,225	20,089
Additions	4,502	4,502
Lease modification (a)	(338)	(338)
Depreciation expense	(5,999)	-
Business combination	5,241	5,374
Interest expense	-	1,489
Payments of lease liabilities	-	(4,407)
Interest paid	-	(852)
As at December 31, 2019	21,631	25,857
Additions	12,391	12,391
Disposal	(253)	(244)
Lease modification (a)	2,080	2,080
Depreciation expense	(8,537)	-
Business combination	2,710	2,710
Interest expense	-	3,036
Payments of lease liabilities	-	(8,160)
Discounts on leases	-	(350)
Interest paid	-	(2,100)
As at December 31, 2020	30,022	35,220

Average annual depreciation rate 2019	23.7%
Average annual depreciation rate 2020	27.5%

(a) Refers to price adjustments that occur annually as defined in the lease agreements.

The Company entered into fiduciary agreements with Banco Safra S.A. in the amount of R$ 10,903 to guarantee payment due in the lease agreements of the São Paulo office. These agreements are calculated considering rates of 1.30% and 1.95% per year and are adjusted annually by the General Market Price Index (IGP-M).

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,329 for the year ended December 31, 2020 (2019: R$ 2,613)

14	Intangible assets and goodwill

	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license and development	Trademarks	Educational platform	Non-compete agreement	In Progress	Total
Cost
As of December 31, 2018	89,634	15,263	23,045	36,656	12,692	2,808	19,177	21,911	1,097	2,213	224,496
Corporate restructuring	(53,521)	-	-	-	-	-	-	-	-	-	(53,521)
Acquisitions	-	-	-	-	8,377	4,441	-	23,634	309	6,341	43,102
Disposals	-	-	-	-	-	-	-	(1,841)	-	-	(1,841)
Acquisitions through business combinations	880,654	-	183,926	214,567	-	11,163	336,121	24,728	6,897	20,607	1,678,663
Transfer	-	-	-	-	-	-	-	19,555	-	(19,555)	-
As of December 31, 2019	916,767	15,263	206,971	251,223	21,069	18,412	355,298	87,987	8,303	9,606	1,890,899
Acquisitions	-	-	-	-	8,131	22,127	3	51,262	431	14,873	96,827
Disposals	-	-	-	-	(3)	(94)	-	(4,607)	-	-	(4,704)
Acquisitions through business combinations	477,584	-	115,172	29,775	14	5,103	121,053	13,102	3,122	-	764,925
Transfer	-	-	-	-	249	(231)	-	22,604	-	(22,622)	-
As of December 31, 2020	1,394,351	15,263	322,143	280,998	29,460	45,317	476,354	170,348	11,856	1,857	2,747,947

Amortization
As of December 31, 2018	-	(3,949)	(7,560)	(12,716)	(3,939)	(648)	(3,810)	(3,860)	(274)	-	(36,756)
Amortization	-	(1,342)	(6,450)	(9,518)	(7,743)	(2,307)	(4,431)	(10,449)	(536)	-	(42,776)
Amortization of disposals	-	-	-	-	-	-	-	536	-	-	536
As of December 31, 2019	-	(5,291)	(14,010)	(22,234)	(11,682)	(2,955)	(8,241)	(13,773)	(810)	-	(78,996)
Amortization	-	(1,527)	(24,227)	(26,941)	(6,421)	(6,789)	(19,074)	(35,072)	(1,947)	-	(121,998)
Amortization of disposals	-	-	-	-	-	3	-	2,681	-	-	2,684
As of December 31, 2020	-	(6,818)	(38,237)	(49,175)	(18,103)	(9,741)	(27,315)	(46,164)	(2,757)	-	(198,310)

Net book value
As of December 31, 2018	89,634	11,314	15,485	23,940	8,753	2,160	15,367	18,051	823	2,213	187,740
As of December 31, 2019	916,767	9,972	192,961	228,989	9,387	15,457	347,057	74,214	7,493	9,606	1,811,903
As of December 31, 2020	1,394,351	8,445	283,906	231,823	11,357	35,576	449,039	124,184	9,099	1,857	2,549,637

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	2020	2019
Core	918,091	755,539
Supplemental	476,260	161,228
	1,394,351	916,767

Impairment test for goodwill

The Company performed its annual impairment test on December 31, 2020 and 2019. The Company tests at least annually the recoverability of the carrying amount of each operating segment. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

Goodwill is monitored by management at the level of cash generating unit, which is the same of the two operating segments. The Core and Supplemental operating segments had an important cash flow improvement as they have increased their number of students and achieved greater scale that positively impact the gross margin.

The value-in-use calculation is based on cash flow projections and financial budgets approved by management for a period of five years. Cash flows beyond the five-year period were extrapolated using an estimated growth rate. The growth rate does not exceed the average long-term rate for the industry. The value-in-use of the Core operating segment calculated for 2020 was R$ 2,372,829 (R$ 2,130,003 in 2019), and the carrying amount was R$ 2,099,723. The value-in-use of the Supplemental operating segment for 2020 was R$ 1,349,754 (R$ 854,855 in 2019), and the carrying amount was R$ 812,614.

The value-in-use calculations were based on the discounted cash flow model and are based on the following assumptions for those segments:

	Budget period growth rate		Growth rate beyond budget period		Discount rate
	2020	2019	2020	2019	2020	2019
Core	9.2%	11.1%	3.2%	4.3%	11.1%	12.7%
Supplemental	17.3%	18.3%	3.2%	4.3%	12.4%	14.5%

Significant estimate: impact of possible changes in key assumptions

A decrease of 180 basis points in management estimated gross margin used in the value-in-use calculation for the Core operating segment as of December 31, 2020 (73.0% instead of 74.8%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (80.6% instead of 82.4%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition, an increase of 180 basis points in management’s estimated discount rate applied to the cash flow projections of the Core operating segment for the year ended December 31, 2020 (12.9% instead of 11.1%), would have not resulted in the recognition of an impairment of goodwill.

Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (14.2% instead of 12.4%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

There was no goodwill impairment for the years ended December 31, 2020, 2019 and 2018.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized over their respective useful lives. The useful lives and methods of amortization of other intangibles are reviewed each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended December 31, 2020, are as follows:

Years
Rights on contracts	10
Customer relationships	5 to 16
Educational system	3 to 10
Copyrights	3
Software license	2 a 5
Trademarks	10 to 20
Educational platform	3 a 10
Non-compete agreement	2 a 5

For the years ended December 31, 2020, 2019 and 2018 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

15	Loans and financing

	Interest rate	Maturity	2020	2019
Bank loan (a)	100% CDI + 0.7% pa	October/2020	-	98,561
Bank loan (b)	100% CDI + 2.7% pa	December/2021	100,395	-
Bank loan (c)	100% CDI + 2.7% pa	January/2022	200,788	-
Bank loan (d)	8.1% pa	March/2022	1,500	-
Bank loan (e)	8.2% pa	May/2022	8,373	-
Bank loan (f)	3.8% pa	November/2023	63	-
			311,119	98,561
Current			107,706	98,561
Non-current			203,413	-

(a)	On October 25, 2019, the Company entered into a loan agreement in the amount of R$ 100,000, maturing in October 2020 (single installment). The loan was paid on September 21, 2020.

(b)	On July 1, 2020, the Company entered into a loan agreement in the amount of R$ 100,000. The loan accrues interest at a rate equal to 100% of the CDI rate plus 2.7% per annum. The loan matures in December 2021.

(c)	On July 1, 2020, the Company entered into two loans agreements in the amount of R$ 100,000 each, maturing in January 2022 (single installments) and an interest rate of 100% CDI plus 2.7%v per annum. Interest on loans is capitalized monthly to be settled in 17 installments from August 2020 to January 2022.

(d)	On February 17, 2020, Nave à Vela, the Company’s subsidiary, entered into a loan agreement in the amount of R$ 2,000 for working capital, to be settled in 21 installments from July 2020 to March 2022.

(e)	On May 29, 2020, Geekie, the Company’s subsidiary, entered into a loan agreement of R$ 10,000. The amount will be settled in 18 installments from December 2020 to May 2022 and bear interest at the rate of 8.2% per annum.

(f)	On October 30, 2020, WPensar, the Company’s subsidiary, entered into a loan agreement in the amount of R$ 63 for working capital, to be settled in 30 installments from June 2021 to November 2023. The loan accrues interest at a rate equal to 3.8% per annum.

All financing arranged by Company is not subject to any financial covenants for the year ended December 31, 2020.

Set out below the movements during the year:

	2020	2019
Balance at beginning of the year	98,561	-
Additions	502,063	100,000
Loan cost	(3,629)	(2,426)
Business combination	8,836	548
Interest expense	19,862	1,002
Interest paid	(13,423)	-
Payment of loans and financing	(301,151)	(563)
Balance at end of year	311,119	98,561

16	Financial instruments from acquisition of interests

The breakdown of derivative instruments from acquisition of investments in associates and joint ventures is as follows:

	2020	2019
Assets
Derivative financial instruments
Investment in Geekie (a)	-	32,152
Investment in WPensar (b)	-	3,794
	-	35,946
Current	-	3,794
Non-current	-	32,152

	2020	2019
Liabilities
Derivative financial instruments
Investment in Geekie (a)	-	31,626
Investment in WPensar (b)	-	2,314
	-	33,940
Current	-	-
Non-current	-	33,940

(a)	On November 27, 2020, the Company acquired control of Geekie and such investment became a consolidated subsidiary of the Company as described in Note 4.c). On the same date, the Company derecognized the derivative financial instrument and recognized a financial liability for the obligation to acquire the remaining interest in Geekie as described in Note 17.

(b)	On September 21, 2020, the company acquired the remaining 75% interest in WPensar as described in Note 4.a). On the same date, the Company derecognized the derivative financial instrument and recognized a financial liability for the obligation of the acquisition of control of WPensar as described in Note 17.

17	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	2020	2019
Accounts payable to selling shareholders
Acquisition of International School (a)	354,950	297,722
Acquisition of NS Educação Ltda. (b)	5,724	6,461
Acquisition of Escola em Movimento (c)	1,024	1,992
Acquisition of Nave à Vela (d)	21,941	30,946
Acquisition of Positivo (e)	903,428	879,111
Acquisition of WPensar (f)	3,605	-
Acquisition of Studos (g)	11,349	-
Acquisition of EI (h)	363,502	-
Acquisition of Geekie (i)	120,992	-
	1,786,515	1,216,232
Current	656,014	117,959
Non-current	1,130,501	1,098,273

(a)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 13.8% (14.5% in 2019). During the year ended December 31, 2020 the Company recognized R$ 34,627 of interest. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. The first and second installments will be paid in the course of arbitration mentioned in Note 28. Based on the realized numbers for 2020, the accounts payable increased by R$ 32,121.

(b)	This amount was retained for any contingent liabilities that may arise, which will be released in annual installments until December 31, 2022. The amount is being adjusted by the interest from Interbank certificates of deposit (CDI).

(c)	This amount was retained for any contingent liabilities that may arise, which will be released in two annual installments on the first and second anniversary of the acquisition until June 2021. The amount is being adjusted by the Brazilian basic interest rate (SELIC).

(d)	This amount is related to the remaining acquisition of 49% interest in Nave and will occur over the next two years (subject to price adjustments, net of debt at each closing date). This amount is recorded at the present value using an estimated interest rate of 14,6% (14.5% in 2019). During the year ended December 31, 2020, the Company recognized R$ 2,802 of interest. The next tranche is payable on February 15, 2021, however the parties are negotiating the payment to be made in the second quarter of 2021. On this date Arco Ventures S.A. will acquire 24% interest, for the 24% of Nave’s revenues from October 1, 2019 to September 30, 2020 multiplied by 5.3, net of debt. The last tranche is payable on February 15, 2022. On this date, Arco Ventures S.A. will acquire 25% interest, for 25% of Nave’s revenues from October 1, 2020 to September 30, 2021 multiplied by 3, net of debt. Based on the realized numbers for 2020 school year and the new projected numbers for 2021 school year, the accounts payable decreased by R$ 11,807.

(e)	The amount of the contract is updated by CDI from November 1, 2019 to December 31, 2020. The amount will be paid over 4 years, 20% payable in 2021 and 2022 and 30% payable in 2023 and 2024 and the payment is secured by guarantee letter through a chattel mortgage of 20% of PSD shares and 100% of SAE shares. During the year ended December 31, 2020, the Company recognized R$ 24,317 of interest.

(f)	This amount corresponds to 20% of the acquisition price and is being retained until September 30, 2021, for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement. The amount is updated considering 100% of the Interbank certificates of deposit (CDI) calculated from the date of acquisition until the maturity date.

(g)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 3,4% for the first installment that will be paid in September 2021 and 6,0% for the second installment due in September 2022. The first and second installments will be paid over the next two years on the anniversary of the acquisition date.

(h)	This amount is related to the remaining acquisition of 40% interest in EI and will occur over the next two years and subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 13.1%. The next installment is payable on May 14, 2021 by the greater between R$ 88,000 or 10 times EI’s ACV book value for 2021 multiplied by 48,43% and multiplied by 60,0% less installment paid in cash on the acquisition date. The last installment is payable on May 31, 2023 for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%. During the year ended December 31, 2020 the Company recognized R$ 4,515 of interest.

(i)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 13.1%. The exercise price will be calculated for two different content (“Geekie One” and “Geekie Others”) and is determined by the greater of:

Geekie One: 8 times Geekie’s ACV book value for 2022 less net debt, multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s ACV for 2022, less net debt, multiplied by the remaining interest of sellers. The amount is due on June 1, 2022.

Geekie Others: 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

During the year ended December 31, 2020 the Company recognized R$ 1,770 of interest..

18	Labor and social obligations

	2020	2019
Bonuses (a)	31,046	28,045
Payroll and social charges	53,462	17,763
Payroll accruals	25,582	18,998
Other labor	11,549	6,506
	121,639	71,312
Current	85,069	68,511
Non-current	36,570	2,801

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$ 18,989, R$ 14,519 and R$ 4,224 for the years ended December 31, 2020, 2019, and 2018, respectively.

(b)	Share-based compensation plan

Stock options - Arco plan

Members of the Company’s management participated in the Arco share-based compensation plan. In 2019, all directors exercised their stock options.

As of December 31, 2020, there were no outstanding share options. There was no share-based compensation expense as of December 31, 2020.

The following table list the inputs to the model used for the Arco plan:

Dividend yield (%)	2.41
Fair value of the option at grant date	72.63
Exercise price	11.13
Expected volatility (%)	186.61
Risk-free interest rate (%)	8.01
Expected life of share options (years)	6.00
Weighted average share price (R$)	12.67
Model used	Black & Scholes

Stock options - International School plan

International School has its own stock option plan, approved by its shareholders on August 4, 2017. International School granted 294,735 stock options on its own shares in 2017 to selected key executives. The stock option plan was designed to attract and retain key executives.

The fair value of the stock options was estimated at the grant date using the Black & Scholes pricing model, considering the terms and conditions on which the stock options were granted.

The stock options vested on January 1, 2020 and the compensation expense recognized for the International School Plan in the statement of income (loss) for the years ended December 31, 2020 and 2019 was R$ 129 and R$ 549 respectively.

On May 20, 2020, all Senior Executives exercised their 153,262 stock options pursuant to the International School Plan approved by its shareholders on August 4, 2017, with a updated unit value of R$ 1.39. As of December 31, 2020, there were no outstanding share options.

The following table details the assumptions used to determine the fair value of the share options under the International School share option plans:

Date of grant	08/04/2017
Fair value of the option at grant date	10.66
Exercise price	1.37
Dividend yield (%)	0.00%
Expected volatility (%)	380.36%
Risk-free interest rate (%)	8.62%
Expected life of share options (years)	2.74
Weighted average share price (reais) on the grant date	10.65
Model used	Black & Scholes

Stock options - Geekie plan

Geekie has its own stock option plan that is granted to employees elected by Management and duly approved by the Board.

On December 1, 2020, the Company approved, new conditions for granting stock options in the total amount of 31,763 shares. This stock option plan, in a full agreement between the Company and the beneficiaries, replaced the previous plan approved on December 19, 2017.

The exercise price of the options granted to all beneficiaries is R$ 82.91 as determined in the grant agreements. The stock options are exercisable from the date of approval of the new grant agreement, with the vesting period on that date being considered fulfilled. The beneficiary has the maximum period for exercising the options is up to March 31, 2022, under penalty of forfeiture. The stock options plan is classified as cash settled since all Geekies´ employees have signed a mandatory contract to sell all the option to Arco at exercise date at the same price to be paid to non-controlling selling shareholders.

Restricted stock units

In 2019 the Company established a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees registered with the Company's subsidiaries, which will be available for sale by the beneficiaries annually, on their anniversary dates, with the exception of the members of the Board, whose shares are blocked for sale for one year after the issue. The related compensation expense will be recognized over the following schedule. The restricted stock unit plan contemplates the issue of approximately 656,860 shares to be distributed to 39 beneficiaries.

Final vesting date	Quantity of stocks
28/09/2019	197,951
30/06/2020	3,086
28/09/2020	215,709
30/06/2021	3,086
28/09/2021	215,709
28/09/2022	17,757
30/06/2022	3,562
Total	656,860

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

The following table reflects the movements from the grant date until December 31, 2020:

Number of restricted share units
Outstanding at December 31, 2019	337,185
Granted	73,085
Restricted stocks units transferred	(203,622)
Effectively forfeited	(45,417)
Outstanding at December 31, 2020	161,231

The total compensation expense for the year ended December 31, 2020, including taxes and social charges, was R$ 48,852 (R$ 15,469 of principal and R$ 33,383 of taxes and contributions) net of estimated forfeiture. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Total shares granted	Total shares vested	Total shares granted outstanding	Average fair value at grant date	Unit value average
30/04/2019	542,760	(375,532)	111,435	68,800	126.76
30/06/2019	1,543	(1,543)	-	274	177.71
30/06/2019	1,543	(1,543)	-	319	206.66
15/10/2019	37,929	(23,711)	7,698	7,593	200.18
23/01/2020	13,000	(5,449)	7,580	2,788	214.48
02/03/2020	36,673	(15,372)	21,383	8,762	238.93
04/03/2020	13,164	(9,906)	4,388	3,346	254.21
03/09/2020	3,600	(1,509)	2,099	883	245.18
19/11/2020	3,562	(410)	3,562	772	216.63
19/11/2020	3,086	(355)	3,086	669	216.63
Total	656,860	(435,330)	161,231	94,206

The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

19	Equity

a.	Share capital

As of December 31, 2020, Arco’s share capital is represented by 57,587,563 (December 31, 2019: 54,939,088) common shares of par value of US$ 0.00005 each, comprised by 27,400,848 (December 31, 2019: 27,400,848) Class B common shares and 30,186,715 (December 31, 2019: 27,538,240) Class A common shares.

December 31, 2019 shares outstanding	54,939,088
Restricted Stock Units Transferred (Note 18.b)	203,622
Restricted Stock Unit withheld (a)	(55,147)
Underwritten public offering of Class A common shares (Note 1.2)	2,500,000
December 31, 2020 shares outstanding	57,587,563

(a)	A portion of the shares was withheld to pay income taxes of the beneficiaries.

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

There was no distribution of dividends for the years ended December 31, 2020 and 2019, due to accumulated losses of the years.

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

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	2020			2019			2018
	Class A	Class B	Total	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	8,534	8,246	16,780	(4,379)	(5,052)	(9,431)	(37,047)	(45,333)	(82,380)
Weighted average number of common shares outstanding (thousand)	28,357	27,401		23,938	27,614		22,603	27,658
Effects of dilution from:
Share-based compensation plan (thousands)	161	-		337	-		153	-

Basic earnings (loss) per share - R$	0.30	0.30		(0.18)	(0.18)		(1.64)	(1.64)
Diluted earnings (loss) per share - R$	0.30	0.30		(0.18)	(0.18)		(1.64)	(1.64)

Diluted profit per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted earnings per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

21	Revenue

The Company’s net revenue is as follows:

	2020	2019	2018
Educational content	998,373	570,292	377,143
Other	4,534	2,820	4,102
Deductions:
Taxes	(1,197)	(275)	(264)
Net revenue	1,001,710	572,837	380,981

	2020			2019			2018
Segments	Core	Supplemental	Total	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	839,383	157,793	997,176	433,326	136,853	570,179	299,203	77,940	377,143
Other	1,762	2,772	4,534	46	2,612	2,658	3,828	10	3,838
Total net revenue from contracts with customers	841,145	160,565	1,001,710	433,372	139,465	572,837	303,031	77,950	380,981
Timing of revenue recognition
Transferred at a point in time	841,145	160,565	1,001,710	433,372	139,465	572,837	303,031	77,950	380,981
Total net revenue from contracts with customers	841,145	160,565	1,001,710	433,372	139,465	572,837	303,031	77,950	380,981

The Company’s revenues from contracts with customers are all in Brazil.

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income (loss) of R$ 34,684, R$ 17,392 and R$ 9,588 for the years ended December 31, 2020, 2019 and 2018, respectively.

Revenue Indirect tax benefits

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

22	Expenses by nature

	2020	2019	2018
Educational content material	(122,401)	(61,953)	(41,551)
Operations personnel	(24,731)	(12,500)	(11,477)
Inventory reserves	(7,453)	(8,476)	(7,252)
Freight	(16,452)	(14,569)	(7,687)
Depreciation and amortization	(35,007)	(15,311)	(5,869)
Other	(15,086)	(4,449)	(6,909)
Cost of sales	(221,130)	(117,258)	(80,745)

Sales personnel	(167,300)	(87,352)	(49,041)
Depreciation and amortization	(77,343)	(23,573)	(11,939)
Sales & marketing	(24,104)	(31,208)	(17,931)
Customer support	(53,893)	(30,755)	(17,274)
Allowance for doubtful accounts	(34,684)	(17,392)	(9,588)
Real estate rentals	(965)	(1,728)	(1,923)
Other	(13,980)	(7,772)	(5,574)
Selling expenses	(372,269)	(199,780)	(113,270)

Corporate personnel	(74,437)	(53,443)	(39,382)
Third party services	(80,254)	(43,415)	(14,269)
Real estate rents	(1,623)	(2,613)	(3,429)
Travel expenses	(2,233)	(3,439)	(2,891)
Tax expenses	(7,341)	(2,331)	(2,858)
Software licenses	(5,909)	(1,487)	(1,098)
Share-based compensation plan	(69,846)	(66,978)	(60,297)
Depreciation and amortization	(15,105)	(9,430)	(1,786)
Other	(13,810)	(8,302)	(3,744)
General and administrative expenses	(270,558)	(191,438)	(129,754)

Total	(863,957)	(508,476)	(323,769)

The increase in expenses for the year ended December 31, 2020 compared to the same period of the previous year, is mainly due to inclusion of the companies as mentioned in Note 4.

During the year ended December 31, 2020 the companies acquired in 2019 contributed with R$ 115,285 (2019: R$ 28,059) of cost of sales and with R$ 168,374 (2019: R$ 37,738) of expenses. In the same period, the companies acquired in 2020 contributed with R$ 8,004 of cost of sales and with R$ 27,135 of expenses.

23	Finance result

	2020	2019	2018
Income from financial investments	2,263	18,443	11,633
Changes in fair value of financial investments (a)	17,111	28,886	4,322
Changes in fair value of derivative instruments (b)	16,147	18,599	19,839
Foreign exchange gains	1,930	1,745	138
Interest income	4,721	1,042	-
Other	3,039	3,332	686
Finance income	45,211	72,047	36,618

Changes in fair value of derivative instruments (b)	(15,585)	(18,126)	(19,180)
Changes in accounts payable to selling shareholders (Note 17)	(20,330)	(89,403)	(130,378)
Interest in acquisition of investments (c)	(68,379)	(42,206)	(9,781)
Financial discounts granted	(2,248)	(3,343)	(1,911)
Foreign exchange loss	(1,742)	(2,300)	(34,573)
Interest in lease liabilities	(3,036)	(1,489)	-
Interest on loans and financing	(19,862)	(1,002)	-
Other	(10,831)	(12,986)	(2,972)
Finance costs	(142,013)	(170,855)	(198,795)

Finance result	(96,802)	(98,808)	(162,177)

(a)	Refers to gains on financial investments measured at FVPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from business acquisitions and investments in associates and joint ventures.

(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

24	Income taxes

(a) Reconciliation of income taxes expense

	2020	2019	2018
Profit (loss) before income taxes	39,102	(42,534)	(100,901)
Combined statutory income taxes rate - % (a)	34%	34%	34%
	(13,295)	14,462	34,306
Income tax benefit (expense) at statutory rates
Reconciliation adjustments:
Share of profit (loss) of equity-accounted investees (b)	139	(612)	(269)
Effect of presumed profit of subsidiaries (c)	9,552	18,593	11,080
Non-deferred tax loss (d)	(7,427)	(1,714)	(34,227)
Stock option (d)	(6,986)	-	-
Other additions (exclusions), net	(4,305)	2,374	7,095
	(22,322)	33,103	17,985

Current	(87,379)	(46,850)	(26,553)
Deferred	65,057	79,953	44,538
Income taxes benefit (expense)	(22,322)	33,103	17,985

Effective rate	57.1%	77.8%	17.8%

(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.

(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(d)	Permanent differences of non-deductible expenses.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	2018	Change in accounting practice	As of January 1, 2019	Profit or loss	Business combination	Equity	2019	Profit or loss	Business combination	2020
Deferred tax assets
Tax losses carryforward	4,364	-	4,364	11,919	-	-	16,283	48,481	-	64,764
Temporary differences			-
Financial instruments from acquisition of interests	59,166	-	59,166	47,563	-	-	106,729	10,664	-	117,393
Other temporary differences	6,585	613	7,198	14,610	7,517	-	29,325	2,392	15,098	46,815
Share base compensation	-	-	-	7,960	-	-	7,960	(1,487)	-	6,473
Tax benefit from tax deductible goodwill	46,314	-	46,314	(2,009)	-	(29,417)	14,888	(3,341)	-	11,547
Amortization of intangible assets	1,282	-	1,282	5,391	-	-	6,673	10,148	-	16,821
Total deferred tax assets	117,711	613	118,324	85,434	7,517	(29,417)	181,858	66,857	15,098	263,813
Deferred tax liabilities
Financial instruments from acquisition of interests	(18,166)	-	(18,166)	(5,707)	-	-	(23,873)	14,642	-	(9,231)
Tax benefit from tax deductible goodwill	-	-	-	-	-	-	-	(15,678)	-	(15,678)
Other temporary differences	(1,463)	-	(1,463)	226	-	-	(1,237)	(764)	-	(2,001)
Total deferred tax liabilities	(19,629)	-	(19,629)	(5,481)	-	-	(25,110)	(1,800)	-	(26,910)
Deferred tax assets (liabilities), net	98,082	613	98,695	79,953	7,517	(29,417)	156,748	65,057	15,098	236,903
Deferred tax assets	99,460		100,073				156,748			236,903
Deferred tax liabilities	(1,378)		(1,378)				-			-

As of December 31, 2020, the Company had unrecognized deferred income tax assets in the amount of R$ 1,489 (2019: R$ 1,382) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

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

(ii)           Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture and content to develop socio-emotional skills on a platform of questions to students and teachers are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with private schools as of December 31, 2020, none of the customers individually represented more than 5% of total revenue.

F-80

	2020
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	841,145	160,565	1,001,710	-	1,001,710
Cost of sales	(190,893)	(30,237)	(221,130)	-	(221,130)
Gross profit	650,252	130,328	780,580	-	780,580
Selling expenses	(309,816)	(62,453)	(372,269)	-	(372,269)
Segment profit	340,436	67,875	408,311	-	408,311
General and administrative expenses	-	-	-	-	(270,558)
Other income (expenses), net	-	-	-	-	(2,258)
Operating profit	-	-	-	-	135,495
Finance income	-	-	-	-	45,211
Finance costs	-	-	-	-	(142,013)
Share of loss of equity-accounted investees	-	-	-	-	409
Profit before income taxes	-	-	-	-	39,102
Income taxes expense	-	-	-	-	(22,322)
Net profit for the year	-	-	-	-	16,780

Other disclosures
Depreciation and amortization	118,416	9,039	127,455	-	127,455
Investments in associates and joint ventures	9,654	-	9,654	-	9,654
Capital expenditures	95,672	11,977	107,649	-	107,649

	2019
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	433,372	139,465	572,837	-	572,837
Cost of sales	(97,513)	(19,745)	(117,258)	-	(117,258)
Gross profit	335,859	119,720	455,579	-	455,579
Selling expenses	-	-	-	-	(199,780)
General and administrative expenses	-	-	-	-	(191,438)
Other income (expenses), net	-	-	-	-	(6,287)
Operating profit	-	-	-	-	58,074
Finance income	-	-	-	-	72,047
Finance costs	-	-	-	-	(170,855)
Share of loss of equity-accounted investees	-	-	-	-	(1,800)
Loss before income taxes	-	-	-	-	(42,534)
Income taxes expense	-	-	-	-	33,103
Net loss for the year	-	-	-	-	(9,431)

Other disclosures
Depreciation and amortization	43,854	4,460	48,314	-	48,314
Investments in associates and joint ventures	48,574	-	48,574	-	48,574
Capital expenditures	45,851	8,242	54,093	-	54,093

F-81

	2018
	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
Net revenue	303,031	77,950	380,981	-	380,981
Cost of sales	(70,903)	(9,842)	(80,745)	-	(80,745)
Gross profit	232,128	68,108	300,236	-	300,236
Selling expenses	(87,186)	(26,084)	(113,270)	-	(113,270)
Segment profit	144,942	42,024	186,966	-	186,966
General and administrative expenses	-	-	-	-	(129,754)
Other income (expenses), net	-	-	-	-	4,856
Operating profit	-	-	-	-	62,068
Finance income	-	-	-	-	36,618
Finance costs	-	-	-	-	(198,795)
Share of loss of equity-accounted investees	-	-	-	-	(792)
Loss before income taxes	-	-	-	-	(100,901)
Income taxes expense	-	-	-	-	17,985
Net loss for the year	-	-	-	-	(82,916)

Other disclosures
Depreciation and amortization	17,997	1,597	19,594	-	19,594
Investments in associates and joint ventures	11,862	-	11,862	-	11,862
Capital expenditures	28,165	8,092	36,257	-	36,257

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the years ended December 31, 2020, 2019 and 2018.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Segment profit or loss excludes general and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes in order to demonstrate the results without the influence of shared service center expenses or significant items of income and expenses which may have an impact on equality of earnings such as restructuring costs, legal expenses and impairments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2020
Total assets	4,342,905	253,480	4,596,385	(20,105)	4,576,280
Total liabilities	2,316,545	78,956	2,395,501	(20,105)	2,375,396

As of December 31, 2019
Total assets	2,999,497	176,196	3,175,693	(14,270)	3,161,423
Total liabilities	1,535,695	45,188	1,580,883	(14,270)	1,566,613

26	Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2020
Cash and cash equivalents	-	424,410	424,410
Financial investments	17,645	705,349	722,994
Trade receivables	-	415,282	415,282
Related parties	-	20,478	20,478
Investments and interests in other entities	9,654	-	9,654
	27,299	1,565,519	1,592,818

	Assets at FVPL	Assets at amortized cost	Total
December 31, 2019
Cash and cash equivalents	-	48,900	48,900
Financial investments	498,584	80,910	579,494
Trade receivables	-	329,428	329,428
Financial instruments from acquisition of interests	35,946	-	35,946
Related parties	-	16,111	16,111
Other assets	-	4,109	4,109
	534,530	479,458	1,013,988

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2020
Trade payables	-	40,925	40,925
Financial instruments from acquisition of interests	-	-	-
Accounts payable to selling shareholders	861,385	925,130	1,786,515
Leases liabilities	-	35,220	35,220
Loans and financing	-	311,119	311,119
	861,385	1,312,394	2,173,779
December 31, 2019
Trade payables	-	34,521	34,521
Financial instruments from acquisition of interests	33,940	-	33,940
Accounts payable to selling shareholders	328,668	887,564	1,216,232
Leases liabilities	-	25,857	25,857
Loans and financing	-	98,561	98,561
	362,608	1,046,503	1,409,111

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 27.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss, related to investment fund which investments were entered to achieve 82.9% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. See Note 6 for more details on the financial investments.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss. As of December 31, 2020, the Company had derecognized the derivative financial instruments arising from the put and call options as described in Note 16.

As of and for the years ended December 31, 2020, 2019 and 2018 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (gain of R$ 562, gain of R$ 473 and gain of R$ 659 for the years ended in December 31, 2020, 2019 and 2018, respectively).

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

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	2020	2019
Financial assets
Financial investments	Level 2	17,645	498,584
Derivative financial instruments	Level 3	-	35,946
Investments at fair value	Level 1	9,654	-

Financial liabilities
Derivative financial instruments	Level 3	-	33,940
Accounts payable to selling shareholders	Level 3	861,385	328,668

As of December 31, 2020, and 2019, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

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

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2020, 2019 and 2018.

Recurring fair value measurements	Financial instruments from acquisition of interests (assets)	Financial instruments from acquisition of interests (liabilities)	Accounts payable to selling shareholders
Balance as of December 31, 2017	12,511	(13,637)	(36,630)
Payment of capital increase in Geekie	-	2,000	-
Changes in accounts payable to selling shareholders	-	-	(129,430)
Interest expense	-	-	(8,350)
Deferred revenue in Escola de Aplicação São José dos Campos	-	50	-
Gains (losses) recognized in statement of income (loss)	14,119	(13,510)	-
Balance as of December 31, 2018	26,630	(25,097)	(174,410)
Acquisition of Nave à Vela	-	-	(58,194)
Payment of acquisition of Nave à Vela	-	-	21,098
Changes in accounts payable to selling shareholders	-	-	(89,403)
Interest expense	-	-	(35,127)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	54	-
Fair value held in step acquisitions	-	-	7,368
Gains (loss) recognized in statement of income	9,316	(8,897)	-
Balance as of December 31, 2019	35,946	(33,940)	(328,668)
Acquisitions	-	-	(478,209)
Payment	-	-	9,520
Changes in accounts payable to selling shareholders	-	-	(20,314)
Interest expense	-	-	(43,714)
Gains (loss) recognized in statement of income	(35,946)	33,940	-
Balance as of December 31, 2020	-	-	(861,385)

(iv) Transfers between levels 2 and 3

In the years ended December 31, 2020, 2019 and 2018, the Company did not transfer any financial instruments from level 2 into level 3.

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

The sensitivity analyses in the following sections relate to the position as of December 31, 2020.

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

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020, 2019 and 2018.

(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of December 31, 2020 and December 31, 2019, was as follows:

	2020	2019
Cash and cash equivalents (Note 5)	28,327	23,346
Financial investments	542	1,629

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of December 31, 2020 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of December 31, 2020 of R$ 5.1961 per US$ 1.00;
•	Scenario I - a 20% increase in the U.S. dollar exchange rate to R$ 6.2353; and
•	Scenario II - a 20% decrease in the U.S. dollar exchange rate to R$ 4.1569.

The table below set forth the sensitivity analysis as of December 31, 2020, for the amount of cash and cash equivalents and financial investments denominated in U.S. dollar of US$ 5,556 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 5.1961	Exchange rate: R$ 6.2353	Exchange rate: R$ 4.1569
Finance income (costs)	-	R$ 5,773	R$ (5,773)

(ii)	Liquidity risk

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

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

December 31, 2020	Less than 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total
Trade payables	40,925	-	-	-	-	-	40,925
Lease liabilities	3,608	9,134	11,497	8,559	2,156	266	35,220
Loans and financing	1,855	105,851	203,413	-	-	-	311,119
Accounts payable to selling shareholders	152,057	503,957	585,663	273,810	271,028	-	1,786,515
	198,445	618,942	800,573	282,369	273,184	266	2,173,779

December 31, 2019	Less than 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total
Trade payables	34,521	-	-	-	-	-	34,521
Lease liabilities	2,037	4,808	9,696	7,225	1,901	190	25,857
Loans and financing	-	98,561	-	-	-	-	98,561
Financial instruments from acquisition of interests	-	-	33,940	-	-	-	33,940
Accounts payable to selling shareholders	-	117,959	374,106	194,548	265,886	263,733	1,216,232
	36,558	221,328	417,742	201,773	267,787	263,923	1,409,111

(iii)	Financial counterparty risk

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

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of December 31, 2020 the CDI rate was 3.04%.

As of December 31, 2019, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

December 31, 2020	Exposure	+10%	-10%
Cash, bank deposits and cash equivalents	396,083	1,204	(1,204)
Financial investments	722,452	2,196	(2,196)
Accounts payable to selling shareholders	912,757	2,775	(2,775)
Related parties	20,478	62	(62)
Loans and financing	311,119	997	(997)

The Company had derivatives (calls and put options) on non-controlling interests in associates and joint ventures acquired and described in Note 16. During the year, the fair value of these derivatives was calculated using multiple scenarios and intrinsic methods. The major inputs are: exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

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

Changes in liabilities arising from financing activities

	December 31, 2017	Cash flows	Other	December 31, 2018	Change in accounting practice	As of January 1, 2019	Cash flows	Other	December 31, 2019	Cash flows	Other	December 31, 2020
Dividends payable	10,511	(85,000)	74,489	-	-	-	-	-	-	-	-	-
Leases	-	-	-	-	20,089	20,089	(5,259)	11,027	25,857	(10,610)	19,973	35,220
Loans and financing	-	-	-	-	-	-	97,011	1,550	98,561	183,860	28,698	311,119
Total	10,511	(85,000)	74,489	-	20,089	20,089	91,752	12,577	124,418	173,250	48,671	346,339

Other market risk

The Company has a significant portion of its accounts payable whose exercise price is determined by multiples of ACV and revenue discounted to present value for the acquisition of the remaining interest of Geekie and EI as described in Note 17.

Sensitivity analysis

As of December 31, 2020, the Company’s management estimated two scenarios of the rates at +20% and -20% of ACV book value and revenue and +20% and -20% of Weighted Average Capital Cost (WACC), whose premises are used in the calculation of debt. The table below shows a summary of the scenarios estimated:

	20%	-20%
ACV book value - Geekie	24,260	(24,260)
ACV book value - EI	51,883	(51,883)

	20%	-20%
WACC – Geekie	3,836	(3,836)
WACC – EI	15,262	(15,262)

28	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2018	-	17	114	131
Additions	-	209	145	354
Reversals	-	(104)	(130)	(234)
Balance at December 31, 2019	-	122	129	251
Additions	564	108	137	809
Business combination	-	-	599	599
Reversals	(99)	(178)	(16)	(293)
Balance at December 31, 2020	465	52	849	1,366

As of December 31, 2020, the Company was party to lawsuits classified as possible losses totaling R$ 7,863 (2019: R$ 7,209), as shown below:

	2020	2019
Civil (a)	6,367	6,113
Labor (b)	1,496	1,096
Total	7,863	7,209

(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, PSD Educação S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still at an early stage.

As the arbitration proceeding progresses the estimated amount payable by PSD to the non-controlling shareholder may be lower than the provision recorded, due to the disposition of the Investment Agreement that sets forth that the payment schedule of the purchase price shall be anticipated in case of an initial public offering. Conversely, the estimated amount payable by PSD to the non-controlling shareholder may be higher than the provision recorded in light of the claims asserted, and to be asserted, by the non-controlling shareholder.

In light of the arbitration proceeding and based on standard IAS 37 Provisions, contingent liabilities and contingent assets, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Therefore, in light of the current early stage of the proceeding and the range of potential outcomes, the calculation methodology of the estimate has remained unchanged, consistent with the estimate previously calculated and reported.

Based on this analysis, the Company has recorded the provision at the present value of the amount considered the appropriate estimate of the amount of the purchase price under the Investment Agreement payable to the non-controlling shareholder and discounted to present value. The provision is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the course of the arbitration. Based on realized EBITDA for the school year 2020, the liability increased by R$ 32,121 in 2020 and was recorded as financial expense as described in Note 17.a). During the year ended December 31, 2020, the Company recognized R$ 34,627 of interest related to the liability.

29	Transactions not involving cash

During the years ended December 31, 2020, 2019 and 2018, the Company carried out the following non-cash activities, which are not reflected in the statement of cash flows:

	2020	2019	2018
Share issuance costs – unpaid	-	-	674
Tax benefit from tax deductible goodwill	-	(46,314)	46,314
Investing - derivative financial instruments	-	14,597	-
Business combinations - derivative financial instruments	-	38,924	-
Lease (Note 13)	14,471	1,251	-
Forward contract (Note 4)	469,587	29,728	-
Retained payments from business combination (Note 4)	14,821	874,440	-
Capital contribution (Note 4)	4,000	-	-
Price adjustment from business combination (Note 4)	4,620	-	-
Acquisition from business combination (Note 4)	22,857	39,419	-

30	Subsequent events

Buyback agreement

On January 6, 2021, our Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021 continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. As of the date of this annual report, we had purchased an aggregate of 276,581 Class A common shares for a total of approximately US$ 9.8 million under the Repurchase Program.

Acquisition of additional shares of Geekie

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

Investment in INCO Limited (“INCO”)

On January 25, 2021, we entered into a Shares Purchase Agreement with INCO Limited, or INCO, the controlling entity of OISA, a company that provides financial and administrative services to private schools, according to which we acquired 8,571,427 series B ordinary shares, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000. Accordingly, based on the signed agreement, the Company does not have control of INCO and it has significative influence over the entity since it has one of the four members of Bord of Directors.

Acquisition of Nave

Pursuant to the investment and share purchase agreement for the acquisition of Nave, on February 25, 2021 Arco paid the second tranche and anticipated the third one, corresponding to 49.0% of the outstanding share capital of Nave for the amount of R$22,646. At that date, the Company has 100.0% of Nave’s shares.

Acquisition of COC and Dom Bosco learning systems

On March 6, 2021, the Company announced that it has entered into a definitive agreement (the “Purchase Agreement”) with Pearson Education do Brasil Ltda. (“Pearson”) to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil, for R$920 million in cash.

COC and Dom Bosco have over 50 years of academic track record in Brazil, serving over 800 partner schools and around 210 thousand students in all regions of the country, from pre-K to high school and pre-university. The brands have a strong presence in the Southeast region of Brazil, especially in the state of São Paulo.

Arco expects to accelerate the growth of COC and Dom Bosco by updating their content and technology, improving distribution and customer service capabilities, as well as to cross-sell supplemental solutions within the COC and Dom Bosco partner school base.

Pursuant to the Purchase Agreement, Arco will acquire 100% of COC and Dom Bosco learning systems for R$920 million in cash, equivalent to 14.4x 2020 EBITDA, with (i) 80% of the purchase price payable at the time of closing, and (ii) the remaining 20% of the purchase price payable on the first anniversary of the closing date, as adjusted. The transaction also includes an agreement with Pearson to distribute some supplemental educational solutions for K-12 schools in Brazil.

This transaction is not subject to any shareholder approvals, but is subject to customary closing conditions, including Brazilian antitrust approvals.

Acquisition of Me Salva!

On March 12, 2021, the Company announced that it has acquired Me Salva!, an online educational solution that prepares students to be admitted to the best universities in Brazil.

Me Salva! was founded in 2011 with the mission of helping students to improve their ENEM scores and to be admitted to the best universities in the country. The online solution offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans. Over 900 thousand students have used Me Salva! in 2020, and the company has grown its revenues by 36% per year between 2016 and 2020.

This transaction expands Arco’s supplemental solutions portfolio to test prep and tutoring, a vertical with an estimated addressable market of R$5 billion and favorable growth prospects. The deal rationale relies on accelerating Me Salva!’s growth by leveraging Arco’s resources, and strengthening Arco’s B2B2C winning factors with new digital capabilities.

***

