Form 20-F
period 2021-12-31
Arco Platform Ltd.
filed 2022-03-31
CIK 1740594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

Roberto Otero, Chief Financial Officer

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

The number of outstanding shares as of December 31, 2021, was 29,450,551 Class A common shares and 27,400,848 Class B common shares.

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

Yes ☒                No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	◻	Non-accelerated Filer	◻	Emerging growth company	☐

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

Financial Statements

Arco was incorporated on April 12, 2018, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. Arco became the parent company of Arco Educação S.A., or Arco Brazil, through the completion of the initial public offering and related corporate reorganization.

We present in this annual report our audited consolidated financial statements as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020 and 2019. Our financial statements are prepared in accordance with IFRS, as issued by the IASB.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, our financial information presented herein as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020 and 2019 is stated in Brazilian reais, our reporting currency. The consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2021, and 2020 and for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.

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

On January 6, 2021, our Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. On March 31, 2021, our Board of Directors approved the increase of the share repurchase limit of our Repurchase Program to up to 2.5 million of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. As of the date of this annual report, we had purchased an aggregate of 1,818,779 Class A common shares for a total of approximately US$43.2 million under the Repurchase Program. On November 1, 2021, we cancelled 750,000 treasury shares with the approval of our Board of Directors.

On August 1, 2020, we completed a corporate reorganization through the incorporation of Positivo Soluções Didáticas Ltda., or Positivo, and Editora Piá Ltda. On January 1, 2021, we completed a corporate reorganization through the incorporation of Arco Ventures S.A. On July 1, 2021, we completed a corporate reorganization through the incorporation of Barra Américas Editora Ltda., Distribuidora de Material Didático Desterro Ltda., SAS Sistema de Ensino Ltda. and SAS Livrarias Ltda. On October 1, 2021, we completed a corporate reorganization through the incorporation of Nave à Vela Editora e Comercializadora de Materiais Educacionais S.A. All companies were incorporated by Companhia Brasileira de Educação e Sistemas de Ensino S.A and were under our common control and the incorporated assets and liabilities of the respective companies were recorded at their carrying amounts. The incorporations were part of a tax planning strategy to enable us to obtain tax benefits from the amortization of fair value adjustments and goodwill resulting from business combinations.

Furthermore, we are currently implementing certain additional changes to the organizational structure of certain of our operating subsidiaries in Brazil. This reorganization will be an internal corporate reorganization and is not expected to affect us on a consolidated basis.

On December 1, 2021, we issued US$150 million in senior notes convertible into our Class A common shares (US$100 million to Dragoneer Investment Group LLC, or Dragoneer, and US$50 million to General Atlantic Partners (Bermuda) H, L.P., or General Atlantic), bearing interest at 8% per annum in fixed Brazilian reais and maturing on November 15, 2028. Each note is convertible at the option of the holder into our Class A common shares at the agreed conversion rate, which is equivalent to an initial conversion price of US$29 per share. The conversion price represents an approximately 65% premium to the trailing 30-day volume-weighted share price at the time of signing the investment agreements for the convertible notes. Dragoneer and General Atlantic will beneficially own approximately 5.6% and 2.8%, respectively, of our total shares (on an as converted basis for the convertible senior notes).

Organizational Structure

The diagram below depicts our organizational structure as of the date of this annual report:

Founding Shareholders(1)
Public Shareholders
Class B common shares
• 90.1% of voting power in Arco
• 47.6% of economic interest in Arco
Class A common shares
• 9.7% of voting power in Arco
• 51.4% of economic interest in Arco
Arco Platform Limited (Arco)
Arco Educação S.A. (Arco Brazil)(2)
Operating Subsidiares

(1)	Includes Class B common shares beneficially owned by our Founding Shareholders.
(2)	Arce Participações Ltda., which was incorporated in 2021, holds a minority interest of 0.1% in Arco Brasil, as required by Brazilian corporate law requirements.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

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

We calculate Adjusted EBITDA as profit (loss) for the year plus/minus income taxes plus/minus finance result plus depreciation and amortization plus/minus share of (profit) loss of equity-accounted investees plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus M&A expenses, plus non-recurring expenses, which are related to consulting expenses for Sarbanes-Oxley implementation, plus effects related to COVID-19 pandemic, which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year.

We calculate Adjusted Net Income as profit (loss) for the year plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units) plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus interest income (expenses), net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations adjusted by fair value), plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets), plus M&A expenses (which refers to non-recurring expenses related to the acquisitions of the year), plus non-recurring expenses, which are related to legal services (mainly due to International School arbitration) and consulting expenses for Sarbanes-Oxley implementation, plus effects related to COVID-19 pandemic, which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year.

For purposes of the calculation of Adjusted Net Income for the year ended December 31, 2021, we have excluded the following adjustments that we applied to the calculation of Adjusted Net Income for prior periods: (i) Foreign exchange effects on cash and cash equivalents; (ii) share of loss of equity-accounted investees and (iii) Interest income (expenses) linked to a fixed rate (we will maintain the adjustment for Interest income (expenses) that refers to adjustments by fair value). These adjustments will not be applied to the calculation of Adjusted Net Income going forward. We believe that eliminating these adjustments from our calculation of Adjusted Net Income for the year ended December 31, 2021 and going forward does not impact our investors’ ability to assess our results of operations. We have not retroactively restated Net Adjusted Income for the periods prior to 2021.

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

For a reconciliation of our non-GAAP measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Reconciliations for Non-GAAP Financial Measures.”

Special Note Regarding ACV Bookings

This annual report presents our Annual Contract Value bookings, or ACV Bookings, for the convenience of investors. ACV Bookings represents our customers’ commitments to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our platform and the market’s response to it. We believe ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue for the 12-month period between October of one fiscal year through September of the following fiscal year. For our B2B2C Core Curriculum and Supplemental Content Solutions, which currently represent most of our results, we deliver our educational materials to our partner schools for their convenience in the last calendar quarter of each year, so that our partner schools can prepare their classes in advance prior to the start of the following school year in January. As a result, our results of operations for the last quarter of a given fiscal year contain revenues relating to the following school year, which reflects the content that has been delivered prior to the start of the new fiscal year. Therefore, ACV Bookings conveys information that has predictive value for subsequent months, and which may not be as clearly conveyed or understood by simply analyzing our revenues in our income (loss), especially in view of our recent growth.

We define ACV Bookings as the revenue we would contractually expect to recognize in each school year pursuant to the terms of our contracts, assuming no further additions or reductions in the number of students that will access our content in such school year. ACV Booking is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. We calculate ACV Bookings by multiplying the number of students that will access our content by the average ticket per student per year; the related number of students and average ticket per student per year are each calculated in accordance with the terms of each contract. For our B2B2C Core Curriculum and Supplemental Content Solutions, although our contracts with our partner schools are typically for three-year terms, we record one year of revenue under such contracts as ACV Bookings. For example, if a school signs a three-year contract with us to provide our Core Curriculum solution to 100 students for a contractual fee of $100 per student per year, we record $10,000 as ACV Bookings, not $30,000.

For our B2B2C Core Curriculum and Supplemental Content Solutions, we measure our ACV Bookings monthly throughout the school year, starting in November of the preceding fiscal year. Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our content in the next school year. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and early dropouts, this number may fluctuate slightly until March 31, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of March 31 of each year, and in this annual report, we refer to our ACV Bookings as of March 31 in each year as our ACV Bookings.

Notwithstanding the above, following March 31 in a calendar year, our partner schools may experience additional admissions and/or dropouts up to September 30 of such year, which explains the difference between the ACV Bookings and the revenue recognized for such school year. In years prior to the COVID-19 pandemic, the difference between our ACV Bookings and the revenue recognized for the school year was not material, demonstrating the predictability of our business. However, during 2020 and 2021 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31 to September 30, and the difference between our ACV Bookings and the revenue recognized for each school year was -4% and -9%, respectively. The dynamics mentioned above also impacted the number of enrolled students in our partner schools.

We understand that, although ACV Bookings may be used by investors and securities analysts in their evaluation of companies, it has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under IFRS.

Market Share and Other Information

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian Education Ministry (Ministério da Educação), or MEC, the National High School Exam (Exame Nacional do Ensino Médio), or ENEM, the National Index for Basic Education (Índice de Desenvolvimento da Educação Básica), or IDEB, the Brazilian National Institute for Educational Studies and Research (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or INEP, as well as private sources, such as EducaInsight a research company in the Brazilian education industry, and Getulio Vargas Foundation (Fundação Getúlio Vargas), or FGV, among others.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business, including any impact from the COVID-19 pandemic;
●	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
●	our ability to implement our business strategy;
●	our ability to integrate and realize the anticipated benefits and synergies from mergers and acquisitions;
●	our ability to adapt to technological changes in the educational sector;
●	our ability to enhance our brands;
●	our ability to obtain government authorizations on terms and conditions and within periods acceptable to us;
●	our ability to continue attracting and retaining partner schools;
●	our ability to maintain the academic quality of our programs;
●	the availability of qualified personnel and the ability to retain such personnel;
●	changes in the financial condition of the students enrolling in our partner schools or private schools in general and in the competitive conditions in the education industry, or changes in the financial condition of our partner schools in the primary and secondary education sector;
●	our capitalization and level of indebtedness;
●	the interests of our controlling shareholder;
●	changes in government regulations applicable to the primary and secondary education industry in Brazil;
●	government interventions in the primary or secondary education industry that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to primary and/or secondary educational institutions;
●	a decline in the number of our partner schools or the amount of fees we can charge for our educational platform;
●	our ability to compete and conduct our business in the future and adapt to changes in circumstances;

●	the success of our marketing initiatives, including advertising and promotional efforts;
●	our ability to develop new educational products, services and concepts;
●	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
●	changes in labor, distribution and other operating costs;
●	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk factors.”

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

A.    [Removed and Reserved]

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

Certain Risks Relating to Our Business and Industry

●	Our operations and results may be negatively impacted by the coronavirus (COVID-19) outbreak. The initial measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, as education is an important and essential service, the private schools are conducting classes on a flex model, with classroom and virtual classes. Notwithstanding the above, the Company did not suspend its activities and, even with the return allowed by the authorities, its workforce continues to work remotely from home and gradually returning to working on site in accordance with health and safety protocols and social distancing guidelines. Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19’s general impact on the education industry or to reasonably estimate its impact on Arco’s results of operations, cash flows or financial condition.
●	We face significant competition in each program we offer and each geographic region in which we operate. If we experience increasing consolidation in the K-12 school industry in Brazil or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected. We compete directly with private education platform providers and indirectly with certain traditional educational content providers. Our competitors may begin to offer educational solutions similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, or charge lower fees. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease, and we may be adversely affected.
●	We may not be able to update, improve or offer the content of our existing educational platform on a cost-effective basis. Our educational platform is designed to offer a complete suite of turnkey curriculum solutions intended to prepare the primary and secondary education students at our partner schools to sit the ENEM (which is equivalent to the Gaokao in China and loosely comparable to the SAT in the United States), for entry into post-secondary educational institutions and which is also used by the MEC and the market to evaluate Brazilian public and private schools. If we do not adequately modify our educational platform in response to market demand, whether due to financial restrictions, technological changes or otherwise, our ability to attract new schools and retain partner schools may be impaired and we may be materially adversely affected.
●	Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of partner schools, and our reputation and operating results may be harmed. We believe that market awareness of our brands, SAS Plataforma de Educação, or SAS, SAE Digital, International School, Sistema Positivo de Ensino, or SPE, Sistema COC, among others, has contributed significantly to the success of our business. If our marketing initiatives are not successful or become less effective, if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, we may not be able to attract new partner schools successfully or efficiently, and our business and results of operations may be materially and adversely affected. In addition, if any partner school using our educational platforms engages in unlawful activities or uses our educational platforms in an unauthorized manner, the general public may associate such school’s behavior with our brand, generating negative publicity that may adversely affect our reputation.
●	If we continue to grow, we may not be able to appropriately manage the expansion of our business and staff, the increased complexity of our software and platforms, or grow in our addressable market. We are currently experiencing a period of significant expansion and may face, as a result, certain expansion-related issues, such as cash flow management, corporate culture, IT integration and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. We cannot assure you that our current and planned platform and systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our continuous expansion places a significant strain on management and on our operational and financial resources, which strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.
●	An increase in delays and/or defaults in the payment of amounts owed to us by partner schools may adversely affect our income and cash flow. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision, and our prior performance.
●	An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows. We depend on the full and timely payment of the amounts owed to us by partner schools. Our partner schools may face financial difficulties, and in certain cases, insolvency, or bankruptcy. An increase in payment delinquency or default by partner schools may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations, and in certain circumstances, we may decide to terminate our contracts with such partner schools, increasing our attrition rates.

Certain Factors Relating to Brazil

●	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political, regulatory, legal and economic conditions could harm us and the price of our Class A common shares. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares.
●	Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares. Political crises have affected and continue to affect the confidence of investors and the general public which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
●	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.
●	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.
●	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency.
●	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares. The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe, and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed.

Certain Factors Relating to Our Class A Common Shares

●	The Founding Shareholders, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents 90.3% of the voting power of our issued share capital, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters. As long as the Founding Shareholders continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control our decisions. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares.
●	Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares. Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series.
●	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline. The trading market for our Class A common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline.
●	We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.
●	Our dual class capital structure means our shares are not included in certain indices. We cannot predict the impact this may have on our share price. Under the announced policies, our dual class capital structure is not eligible for inclusion in any of the FTSE Russell, S&P Dow Jones and MSCI indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
●	The dual class structure of our common stock has the effect of concentrating voting control with the Founding Shareholders; this will limit or preclude your ability to influence corporate matters. Due to the ten-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (composed of the Founding Shareholders) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders, requiring the approval of an ordinary resolution, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. The fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; as well as the ten-to-one voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future.

Certain Factors Relating to Our Business and Industry

Our operations and results may be negatively impacted by the coronavirus (COVID-19) outbreak.

Since December 2019, a novel strain of COVID-19 has spread in over 150 countries, including China, Italy, U.S. and Brazil. On March 11, 2020, the World Health Organization, revised the classification of COVID-19 from an epidemic (when a disease spreads through a specific community or region) to a pandemic, which according to World Health Organization’s definition is when there is a worldwide spread of a new disease. The classification of the disease as a pandemic was motivated by the rapid increase in the number of cases and the number of affected countries on all continents, triggering measures by governments, companies, and societies to contain the advances of COVID-19. The measures vary from country to country in quantity and degree of severity but in Brazil basically involve: (1) recommendations to adopt voluntary isolation (avoid going out on the streets, avoiding crowds, avoiding physical contact with other people, etc.); (2) internal restrictions regarding the movement of people; (3) closing of schools; (4) closing of public places (parks and leisure centers); (5) closures of shopping malls, bars and restaurants; (6) adoption of remote working practices (home office) by companies, whenever possible and permitted by their activities; (7) restriction and/or suspension of trade in non-essential goods and services in the context of COVID-19 (while supermarkets, drugstores, gas stations and other essential services remain available); (8) purchase restrictions for certain essential items to avoid scarcity; (9) interruption of production activities of consumer items not essential to combat the pandemic; (10) restriction on the delivery of products to homes other than essentials; (11) compulsory reduction of working hours; (12) cancellation of public events; and (13) other restrictive measures.

The initial measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, as education is an important and essential service, and since the COVID-19 vaccination of children between five and eleven years old has also been initiated in Brazil, most private schools are resuming regular classroom lessons or adopting the blended learning method, mixing onsite and virtual classes. In Brazil, educational activities are gradually being resumed, including in person classes in some cases and states with several security rules. The return is occurring differently in each Brazilian state, according to their particular situation and local authorities’ recommendations.

Notwithstanding the above, the Company did not suspend its activities and, even with the return allowed by the authorities, its workforce continues to work remotely from home and gradually returning to work on site in accordance with health and safety protocols and social distancing guidelines. In this scenario, the Company has made additional investments in IT and network infrastructure; incurred additional expenses for cleaning and disinfecting the installations; purchased alcohol and masks; funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of its employees, reducing the demand for care in health units and to facilitate the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits to its employees. Additionally, to support schools, since day 1, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support to maintain student learning with the social distancing measures.

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

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s principal vendors responsible for the printing of educational material did not raise any issues related to their ability to fulfill scheduled shipments or with respect to the incurrence of any significant additional expenses related to the COVID-19 outbreak. However, due to uncertainties with respect to number of students for some of our partner schools for the 2022 school year, additional orders of educational materials placed by partner schools after the original deadline for the 2022 school year were unusually high, leading to non-recurring delays related to the delivery of these additional educational materials.

In January 2021, the COVID vaccine began to be applied to Brazilians. Vaccination started with the priority groups: health workers, the elderly, the disabled and indigenous villagers. Brazil ended 2021 with 69% of its population fully vaccinated.

Despite vaccination efforts, we are facing a new wave of infections from the omicron variant of the COVID-19 virus. Throughout 2021, new variants of COVID-19 emerged, including the omicron variant, which impacted the number of hospital admissions and led to the adoption of further restrictive measures in some countries to contain the pandemic. Accordingly, should new variants emerge and result in further hospitalizations and medical conditions, restrictive governmental measures may be reestablished, including the prohibition of non-essential activities and lockdowns, which may adversely affect our financial condition and results of operations. Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19’s general impact on the education industry or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

●	A decrease in the number of students, which may impact the expected amount of revenue.
●	An increase in bad debts due to the current economic scenario.
●	A change in the fair value of financial instruments.
●	The renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

We face significant competition in each program we offer and each geographic region in which we operate. If we experience increasing consolidation in the K-12 school industry in Brazil or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected.

We compete directly with private education platform providers and indirectly with certain traditional educational content providers. Brazil’s antitrust authority, the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, has a consolidated decision-making practice to the education industry. For example, in September 2021, it approved a transaction between “CBE” and “Pearson Education do Brasil”, in which it reaffirmed the relevant market definition related to information collected from the market test. Accordingly, CADE understands that the (1) relevant market of “educational systems” (which includes several educational services, e.g., teachers training platforms, digital and printed content and technological platforms) is different from the (2) relevant market of “textbooks and other classroom materials” (which is referred to in this annual report as “traditional educational content”). Nonetheless, the authority acknowledged that the providers of “textbooks and other classroom materials” compete, to a certain extent, with “educational systems” providers. Our competitors may begin to offer educational solutions similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, or charge lower fees. To compete effectively, we may be required to reduce our fees that we charge partner schools or increase our operating expenses to retain partner schools or attract new schools or to pursue new market opportunities. As a result, our revenues and profitability may decrease. We cannot assure you that a migration from traditional education content providers to education platform providers will be successful in the future, or that we will be able to compete successfully against our current or future competitors. Moreover, at present, there have been certain isolated cases of market consolidation in the private primary and secondary, or K-12, industry in Brazil. If such industry consolidation intensifies, a trend that has been and is currently taking place in the post-secondary education industry in the country, we may face increasing levels of competition in the markets in which we operate. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease, and we may be adversely affected.

We may not be able to update, improve or offer the content of our existing educational platform on a cost-effective basis.

Our educational platform is designed to offer a complete suite of turnkey curriculum solutions intended to prepare the primary and secondary education students at our partner schools to sit the ENEM (which is equivalent to the Gaokao in China and loosely comparable to the SAT in the United States), for entry into post-secondary educational institutions and which is also used by the MEC and the market to evaluate Brazilian public and private schools. To differentiate ourselves and remain competitive, we must continually update our content and develop new educational solutions, including through the adoption of new technological tools to deliver our content. Updates to our current content and the development of new educational solutions may not be readily accepted by our partner schools, their students or by the market. Also, we may not be able to introduce new educational solutions at the same pace as our competitors or at the pace required by the market or by certain regulatory measures that establishes guidelines to educational content in Brazil, such as National Education Guidelines Law (Lei de Diretrizes e Bases da Educação Nacional), or LDB, the National Common Core Curriculum (Base Nacional Comum Curricular), or BNCC, or the National Curriculum Guidelines (Diretrizes Nacionais Curriculares), or DCN. If we do not adequately modify our educational platform in response to market demand, whether due to financial restrictions, technological changes or otherwise, our ability to attract new schools and retain partner schools may be impaired and we may be materially adversely affected.

Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of partner schools, and our reputation and operating results may be harmed.

We believe that market awareness of our brands, SAS, SAE Digital, International School, SPE, Sistema COC, among others, has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of partner schools, which is in turn critical to our business. We rely heavily on the efforts of our sales force and our marketing channels, including online advertising, search engine marketing, social media, and word-of-mouth. Failure to maintain and enhance the recognition of our brands could have a material and adverse effect on our business, operating results, and financial condition. We have devoted significant resources to our brand promotion efforts and the training of our sales force in recent years, but we cannot assure you that these efforts will be successful. Our ability to attract new partner schools depends not only on investment in our brand, our marketing efforts and the success of our sales force, but also on the perceived value of our services versus competing alternatives among our client base. In addition, a failure by our clients to distinguish between our brands and the different content that they provide may result in a reduction in sales volume and revenue, margins, or market share of one of our brands at the expense of the others. If our marketing initiatives are not successful or become less effective, if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, we may not be able to attract new partner schools successfully or efficiently, and our business and results of operations may be materially and adversely affected.

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

We depend on the full and timely payment of the amounts owed to us by partner schools. Our partner schools may face financial difficulties, and in certain cases, insolvency or bankruptcy. An increase in payment delinquency or default by partner schools may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations, and in certain circumstances, we may decide to terminate our contracts with such partner schools, increasing our attrition rates. Moreover, these risks may be aggravated during the COVID-19 pandemic, including due to an economic crisis resulting from the COVID-19 pandemic, which may, for example, increase the levels of delinquency or default. Our allowance for doubtful accounts expenses as a percentage of our net revenue was 2.2%, 3.5% and 3.0% for the years ended December 31, 2021, 2020 and 2019, respectively.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year, negatively affecting our business, financial condition and results of operations.

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

We do not currently control some of our equity investments, which could adversely affect our ability to commercialize our products.

We acquire interests in third parties for the expansion, development or commercialization of our products. Currently, we have a 11.03% interest in Bewater Ventures I GA FIP – Multiestratégia, or Bewater, a fund managed by Paraty Capital, which used the proceeds from our investment to subsequently make a minority investment in Grupo A, a company that provides educational solutions for higher education. Additionally, we have a 25.06% interest in Inco Limited, a company that provides financial assistance to schools as well as a 23.43% interest in Tera Treinamentos Profissionais S.A., a company that offers tech-related educational services, such as UX design, full stack development and data analytics, among others, for the B2B and B2C markets. We do not currently have a controlling interest in these companies and any disagreements or disputes with these or other companies where we have a minority interest could adversely affect our ability to develop and commercialize our products and in turn, our financial condition, and results of operations. The failure to continue any investment arrangement or to resolve disagreements with current or future companies where we have a minority interest could materially and adversely affect our ability to transact the business that is the subject of such investment arrangement, which would in turn negatively affect our financial condition and results of operations.

We may pursue strategic acquisitions or investments. The failure of an acquisition or investment to produce the anticipated results, or the inability to integrate an acquired company fully, could harm our business.

We are currently evaluating possible acquisition opportunities, and we may from time to time submit non-binding proposals or acquire or invest in complementary companies or businesses, as part of our strategy to expand our operations, including through acquisitions or investments that may be material in size and/or of strategic relevance. The success of an acquisition or investment will depend on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors related to that business. We cannot assure you that our acquisitions or investments will produce the results that we expect at the time we enter, or complete, a given transaction. Furthermore, acquisitions may result in difficulties integrating the acquired companies, and may result in the diversion of our capital and our management’s attention from other business issues and opportunities. We may not be able to successfully integrate the operations that we acquire, including their personnel, financial systems, distribution or operating procedures. If we fail to integrate acquisitions successfully, our business could suffer. In addition, the expense of integrating any acquired business and their results of operations may harm our operating results.

In order to conduct certain acquisitions, investments or divestments, we may also require pre-merger control approvals from the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, or other regulatory authorities.

We may require additional funds to continue our expansion strategy. If we are unable to obtain adequate financing to complete any potential acquisition and implement our expansion plans, our growth strategy may be adversely affected.

For further information about our acquisitions and investments, see “Item 4.A. History and development of the company—Acquisitions and Investments.”

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

We may face restrictions and penalties under the Brazilian Consumer Protection Code and the Brazilian Antitrust Law in the future.

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

As a company operating in Brazil, we are also subject to Brazilian antitrust laws and regulations, which establishes penalties for practices that are deemed violations of the economic order. In certain cases, we may be investigated or sanctioned by the CADE, to the extent our business practices are deemed to (i) limit, restrain or in any way harm free competition or free initiative; (ii) control the relevant market of goods or services; (iii) arbitrarily increase profits, and (iv) abusively exercise a dominant position.

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

We derive the majority of our revenues from the contract fees per student that we generate from the sales of our educational content to our partner schools. Any disruption in our relationship with our partner schools may materially adversely affect us.

Our network of partner schools to which we make available our B2B2C Core Curriculum and Supplemental Content Solutions comprises 8,056 partner schools as of March 31, 2022. Our net revenue was R$1,232.1 million and R$1,001.7 million for the years ended December 31, 2021, and 2020. We typically enter into contracts with our partner schools for one-year terms for our Supplemental solutions and three to five-year terms for our Core solutions, which contemplate penalties ranging between 20% and 100% of the remaining total value of the contract in the event of termination. In addition, we also rely in part on existing partner school referrals to attract new partner schools. Accordingly, maintaining a good relationship with our schools, developing new relationships and expanding our network of partner schools are essential to the success of our business. We may also not be able to renew our contracts with our partner schools, including because of new leadership in our partner schools deciding to discontinue the use or expansion of our educational platform in their curriculum. Any deterioration in our relationship with our partner schools, and any early termination of, or a failure to renew, our contracts with our partner schools may harm our image, impair our ability to pursue our growth strategy, and materially adversely affect our business, our operating and financial results and our cash flows.

To support our growth and to help us retain our clients, we have a dedicated sales support team that provides pedagogical assistance to partner schools and helps them train students and teachers to fully engage with the features of our platform, in order to maximize their results from using our solutions. Our pedagogical support team also makes visits and performs field work for these purposes, building rapport and strengthening our ties with our partner schools. If we fail to provide efficient and effective customer support, or to maintain our customer support standards as our business grows, our ability to maintain and grow our operations may be harmed and we may need to hire additional support personnel, which could harm our results of operations.

Increases in the price of certain inputs used to produce our printed educational materials and increases in the fees of our third-party printer providers may materially affect us.

Increases in the price of the inputs used for editing and publishing the materials related to our Core Curriculum and Supplemental Content Solutions particularly the price of paper, the cost of printing services and publishing, as well as increases in the fees of our third-party printer providers, which produce our printed educational materials, could adversely affect our results, if we are not able to fully pass these cost increases onto our partner schools.

Paper and postage prices are difficult to predict and control. Paper is a commodity, and its price may be impacted by fluctuations in foreign exchange rates and commodities prices and can be subject to significant volatility. Our third-party printer providers have adjusted their fees to account for changes in prevailing market prices of their inputs, especially paper. Though we have historically been able to realize favorable pricing through volume discounts, particularly as a result of our significant recent growth, no assurance can be provided that we will be able to continue to realize favorable printing and publishing pricing. We cannot predict with certainty the magnitude of future price changes for paper, postage, and printing and publishing in general. Further, we may not be able to pass such increases on to our partner schools.

We may not be able to pass on increases in our costs by adjusting the contract fees we charge our partner schools.

Our primary source of income is the payments we receive from our partner schools in connection with the contract fees per student that we charge them to use our Core Curriculum and Supplemental Content Solutions. For the year ended December 31, 2021, operation, sales, and corporate personnel expenses represented 30.9% and third-party services expenses represented 7.0% of our total costs and expenses for the period. Personnel costs are adjusted periodically using indices that reflect changes in inflation levels. Personnel costs are also adjusted annually because of customary annual employee salary adjustments in line with inflation. If we are not able to transfer any increases in our costs to partner schools by increasing the contract fees per student that we charge them, our operating results may be adversely affected.

Any changes in tax law, tax reforms or review of the tax treatment of our activities, including the loss or reduction in tax benefits on the sale of books (including digital content) may materially adversely affect us.

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

As of the date of this annual report, there are several bills relating to tax reforms that are under review by the Brazilian Congress. The proposed tax reforms involve a comprehensive overhaul of the consumer tax system. One bill proposes to (i) extinguish three federal taxes, the federal tax on manufactured products (Imposto sobre Produtos Industrializados, or IPI), PIS and COFINS; (ii) create and apply ICMS at the state level and ISS at the municipal level; and (iii) create a new tax on transactions for goods and services (Imposto sobre Operações com Bens e Serviços, or IBS). Another bill proposes to create a social contribution tax on transactions for goods and services (Contribuição Social sobre Operações com Bens e Serviços, or CBS) at a 12% rate, which would substitute PIS and COFINS and revoke our zero-rate tax benefits for PIS and COFINS on the sale of books. Additional bills may be proposed in the context of such wide-ranging tax reforms. Moreover, there are recent discussions concerning the potential imposition of new taxes, including new taxes on compulsory loans, taxes on large fortunes and a contribution on financial transactions, as well as discussions to repeal the income tax exemption applicable to the distribution of dividends.

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

The quality of our academic curricula is a key element of the quality of the Core Curriculum and Supplemental Content Solutions we provide. We cannot assure that we will be able to develop academic curricula for our Core Curriculum and Supplemental Content Solutions with the same levels of excellence as existing curricula and meeting the requirements of the LDB, BNCC and DCN, to which we are currently subject, or meeting the requirements of our partner schools. Deficiencies in the quality of academic curricula for our educational platform and changes in the requirements of the LDB, BNCC and DCN may have a material adverse effect on our business. To this date, we have implemented the mandatory requirements, but some modifications must be implemented in the following years to comply with LDB, BNCC and DCN requirements.

In addition, our partner schools and their students are regularly evaluated and graded by the State and Municipal Education Secretaries and MEC. If our partner schools’ campuses, programs or students receive lower scores from the MEC than in previous years in any of their evaluations, including the IDEB and the ENEM, or if there is a decline in our partner schools students’ acceptance rates at prestigious higher education institutions post-secondary schools, we may be adversely affected by perceptions of decreased educational quality of our educational platform, which may negatively affect our reputation and, consequently, our results of operations and financial condition.

We may become subject to various laws and regulations applicable to educational platform providers, and failure to meet such future laws and regulations could harm our business.

Currently, we may follow the requirements of the LDB, BNCC and DCN to elaborate our educational content, and we are not regulated by the MEC nor are we subject to any government regulations that are imposed by National Education Board (Conselho Nacional de Educação), or the CNE, or by the Primary and Secondary Education Board (Câmara de Educação Básica), or CEB. Should we become subject to the supervision and regulation of the MEC or any other authority or any government laws and regulations imposed by the CNE or the CEB or any other authority, we may be required to meet certain legal and regulatory requirements that may be imposed on our operations, including, but not limited to, MEC accreditation or re-accreditation requirements for our educational platform, which may adversely affect us. We may be adversely affected by changes in the laws and regulations applicable to educational platform providers, particularly by changes that impose accreditation and re-accreditation requirements on educational platforms and impose certain academic requirements for educational platform courses and curricula. In addition, we may be materially adversely affected if we are unable to obtain these authorizations and accreditations in a timely manner or if we cannot introduce new features to our educational platform as quickly as our competitors.

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

As of December 31, 2021, we relied on trademark, patent, copyright, and other intellectual property laws to establish and protect its products and services and owns several intellectual property assets in Brazil and abroad, including 774 trademarks registrations in Brazil (573 of which have been granted and 201 of which are under review but that we are entitled to use), 1 industrial design registration in process, and 8 software registrations. In relation to international assets, we have 12 trademarks registrations: 2 in Argentina, 2 in Bolivia, 1 in Chile, 1 in Ecuador, 3 in Paraguay, 2 in Uruguay, and 2 in Venezuela.

Our intellectual property rights in Brazil extend to 115 registered domain names and content that do not require certification or registration in order to be protected. In addition, we own several registered copyrights, most notably copyrights for text, images, edition, reformulation and book updates, among others.

Any dismissal of our trademarks’ applications may impact our business. Third parties may challenge any patents, copyrights, trademarks and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate, or otherwise violate our patents, copyrights, trademarks and other proprietary rights and we may not be able to prevent infringement, misappropriation, or other violation without substantial expense to us.

Furthermore, we cannot guarantee that:

●	our intellectual property and proprietary rights will provide competitive advantages to us;

●	our competitors or others will not design around our intellectual property or proprietary rights;
●	our ability to assert our intellectual property or proprietary rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;
●	our intellectual property and proprietary rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak;
●	any of the patents, trademarks, copyrights, trade secrets or other intellectual property or proprietary rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or
●	we will not lose the ability to assert our intellectual property or proprietary rights against or to license our intellectual property or proprietary rights to others and collect royalties or other payments.

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

In addition, we use open-source software in connection with certain of our products and services. Companies that incorporate open-source software into their products have, from time to time, faced claims challenging the ownership of open-source software and/or compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute or use open-source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition, and results of operations.

We may be subject to risks related to non-compliance with the Brazilian Data Protection Law and may be adversely affected by the application of penalties, including pecuniary sanctions. Additionally, failure to comply with data privacy regulations could result in reputational damage to our brands an adversely affect our business, financial and condition and results of operations.

On August 14, 2018, Law No. 13,709 of August 14, 2018, was enacted, as amended, or the Brazilian Personal Data Protection Law (“LGPD”), which came fully into effect in September 2020 and brought major changes to the personal data protection system in Brazil.

The LGPD establishes a new legal framework to be observed by individuals and legal entities, detailing rules for the collection, production, reception, classification, use, access, reproduction, transmission, distribution, processing, filing, storage, elimination, evaluation or information control, modification, communication, transfer, dissemination, or extraction of personal data and provides, among others, for the rights of data subjects, the legal bases applicable to the processing of personal data, the requirements for obtaining consent and others obligations and penalties. The National Data Protection Authority (ANPD) is the body of the federal public administration responsible for ensuring the protection of personal data and for implementing and monitoring compliance with the LGPD in Brazil.

If we do not comply with the LGPD, we could be subject to one, or a combination of, administrative sanctions applicable by the National Data Protection Authority, which came into force on August 1, 2021. Sanctions include (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) fines, up to a maximum amount of 2% of company’s or group’s turnover in Brazil limited to R$50.0 million per violation; (3) disclosure of the violation; (4) the restriction of access to or deletion of the personal data to which the violation relates; (5) in case of repetition of the violation, temporary suspension of the database or of data processing activities, partial or complete prohibition of processing activities.

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

Cybersecurity incidents may result in the misappropriation of our information and/or customer information or in ineffective time on its servers or operations, which may affect us materially and adversely. Any losses of intellectual property, trade secrets or other sensitive business information or the interruption of its operations could adversely affect our financial results. Due to such risks, we have improved the monitoring of our infrastructure and systems and seeking to implement the best practices regarding the development of IT systems.

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

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our controlling shareholders, subsidiaries, controlled or affiliated entities, suppliers, commercial practices, students, faculty members, as well as environmental, competition, government agencies and tax authorities, particularly with respect to civil, tax, antitrust and labor claims. We cannot guarantee that the results of these proceedings will be favorable to us or that we have made sufficient provisions for liabilities that may arise because of these or other proceedings. Even if we adequately address issues raised by any inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings or to those lawsuits or claims.

Therefore, failures in our governance, risk management and compliance programs and other internal policies, as well as adverse decisions in material legal, arbitrational or administrative proceedings related to the applicable laws and other legal provisions, in Brazil or overseas, even if such proceedings are without merit, may adversely affect our reputation, businesses, financial conditions, results of operations and the price of our Class A common shares, and may subject our administrators to criminal penalties.

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

We use complex IT systems and products to support our businesses activities, including customer-facing systems, back-office processing, and infrastructure. We face several technological risks associated with online product service delivery, information technology security (including virus and cyber-attacks), e-commerce and Enterprise Resource Planning, or ERP, system upgrades. Our plans and procedures to reduce risks of attacks on our system by unauthorized parties may not be successful. Thus, our businesses could be adversely affected if our systems and infrastructure experience a failure or interruption in the event of future attacks on our system by unauthorized parties.

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

Cyber-attacks are becoming more sophisticated and pervasive. Across our business we hold large volumes of personally identifiable information including that of employees, schools, customers, students and parents and legal guardians. Individuals may try to gain unauthorized access to our data to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. A breach could result in a devastating impact on our reputation, financial condition, or student experience, as well as sanctions provided for by the LGPD. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties and loss of existing or future business. We have been monitoring our systems and made several security tests to identify our potential weakness in advance and implement the applicable security measures.

A material weakness in our internal control over financial reporting may be identified, and if we fail to establish and maintain proper and effective internal controls over financial reporting, our results of operations and our ability to operate our business may be harmed.

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm may identify material weaknesses, which is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Our management has assessed the effectiveness of our internal control over financial reporting and has concluded that the Company maintained effective internal controls as of December 31, 2021. Management’s assessment of and conclusion on the effectiveness of internal controls over financial reporting did not include the internal controls of Me Salva! Cursos e Consultorias S.A. (“Me Salva!”), Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”), Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”) and P2D Educação Ltda. (“P2D”), which are included in the 2021 consolidated financial statements of the Company. Collectively, Me Salva!, Eduqo, Edupass and P2D constituted less than 3% of the Company’s total assets as of December 31, 2021 and less than 5% of the Company’s total revenues for the year ended December 31, 2021.

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

The effectiveness of internal controls over financial reporting as of December 31, 2021, was audited by Ernst & Young Auditores Independentes S.S., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. EY has issued an unqualified report on our internal control over financial reporting, which is included elsewhere in this annual report. EY’s audit of the internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Me Salva!, Eduqo, Edupass and P2D.

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

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future, and how these can impact us and our business. We and the market price of our securities may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

●	growth or downturn of the Brazilian economy;
●	interest rates and monetary policies;
●	exchange rates and currency fluctuations;
●	inflation;
●	liquidity of the domestic capital and lending markets;
●	import and export controls;
●	exchange controls and restrictions on remittances abroad and payments of dividends;
●	modifications to laws and regulations according to political, social and economic interests;
●	fiscal policy and changes in tax laws and related interpretations by tax authorities;
●	economic, political and social instability, including general strikes and mass demonstrations;
●	the regulatory framework governing the educational industry;
●	labor and social security regulations;
●	energy and water shortages and rationing;

●	commodity prices, including prices of paper and ink;
●	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;
●	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in primary and secondary education in the future; and
●	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Class A common shares. In addition, the outcome of the upcoming Brazilian presidential elections that are taking place in October 2022 could result in an increase in government interference in the economy, aggravated by the impacts of the COVID-19 pandemic, which could negatively impact us and our results of operations.

Further, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. See “—The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm us and the price of our Class A common shares.”

As has been true in the past, the current political and economic environment in Brazil has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil, which may adversely affect us and our Class A common shares.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Macroeconomic environment” for further information.

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Brazilian Federal Prosecutor’s Office, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. In March 2021, a Brazilian Federal Supreme Court ruling issued by Justice Edson Fachin annulled the decisions that had convicted former President Luiz Inacio Lula da Silva. As a result of this ruling, former President Luiz Inacio Lula da Silva recovered his political rights and can run for office in the upcoming 2022 presidential elections in Brazil, which may result in political instability and may have an adverse effect on Brazilian capital markets.

On April 14, 2021, a Parliamentary Committee of Inquiry (Comissão Parlamentar de Inquérito), or “CPI,” was established to investigate actions and omissions by the Brazilian federal government in facing the pandemic and collapse of health in the State of Amazonas at the beginning of the year and the misuse of funds to combat the effects of COVID-19 in Brazil. With the support and expedition of a precautionary measure by the Brazilian Supreme Court justice, Luís Roberto Barroso, the necessary measures were taken for the creation and installation of the CPI. The CPI investigated, among other things, alleged failures to impose lockdowns or promote social distancing, the successive removals of health ministers to manage the pandemic, and the promotion of unproven drugs in treating COVID-19. Upon completion of the congressional investigation, a final report was approved on October 26, 2021, recommending that President Bolsonaro be indicted for nine crimes related to his handling of the COVID-19 pandemic, including crimes against humanity. The congressional report could lead to criminal charges or trigger an impeachment proceeding.

As of the date of this annual report, several impeachment proceedings have been filed against the current President. Moreover, concerns regarding any potential interventionist stances in the future may have direct or indirect impacts on the market. Any resulting consequences of these investigations could have material adverse effects on the political and economic environment in Brazil, as well as on businesses operating in Brazil, including ours. The potential outcome of these and other investigations is uncertain, but they have already had a negative impact on the general perception of the market on the Brazilian economy and have affected and may continue to adversely affect our business, our financial condition and our operating results, as well as the trading price of our Class A common shares. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future or will result in additional investigations.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 10.1%, 4.5% and 4.3% in 2021, 2020 and 2019, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.00% as of December 31, 2017, to 2.00% as of December 31, 2020, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM. Beginning in March 2021, COPOM began increasing Brazil’s official interest rate, reaching 9.25% as of December 31, 2021. As of the date of this annual report, Brazil’s official interest rate was 11.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness.

Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per U.S.$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per U.S.$1.00 on

December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per U.S.$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP performance has fluctuated over the past few years, with a growth of 1.4% in 2019, a contraction of 4.1% in 2020, and a growth of 4.6% in 2021. Growth has been structurally limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Additionally, on November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely affect global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our Class A common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy.

In 2022, the military conflict between the Russian Federation and Ukraine is contributing to further increases in the prices of energy, oil and other commodities (including grains and fertilizers) and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may adversely affect the United States and global economies and capital markets, which may, in turn, materially adversely affect the trading price of our Class A common shares.

Any further downgrading of Brazil’s credit rating could reduce the trading price of our Class A common shares.

Given the current significance of our Brazil operations to our results of operations, we may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors.

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

●	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on June 2, 2021.
●	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On May 25, 2021, Moody’s maintained Brazil’s credit rating at Ba2-stable.
●	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other factors, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On May 27, 2021, Fitch reaffirmed Brazil’s credit rating at BB-negative.

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

Certain Factors Relating to Our Class A Common Shares

The Founding Shareholders, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents 90.3% of the voting power of our issued share capital, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2021, Oto Brasil de Sá Cavalcante, Margarida Maria Porto Soares de Sá Cavalcante, Ari de Sá Cavalcante Neto, Mariana Magalhães de Sá Cavalcante, Patrícia Soares de Sá Cavalcante, Paula Soares de Sá Cavalcante and Luciana Soares de Sá Cavalcante Moraes, or the Founding Shareholders, control our company and do not hold any of our Class A common shares (except for Ari de Sá Cavalcante Neto, who held as of December 31, 2021, 1.3% of the Class A common shares), but beneficially own 48.2% of our issued share capital through their beneficial ownership of all of our outstanding Class B common shares, and consequently, 90.3% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, the Founding Shareholders will control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. In addition, so long as they are appointed and are serving as our directors, they will also be able to influence and direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, the Founding Shareholders, in their capacity as directors, may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. The Founding Shareholders’ decisions on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They can prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

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

Each Class A common share entitles its holder to one vote per share, and each Class B common share will entitle its holder to ten votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, the beneficial owners of our Class B common shares (composed of the Founding Shareholders) collectively will continue to control a majority of the combined voting power of our common shares and therefore be able to control all matters submitted to our shareholders requiring the approval of an ordinary resolution so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

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

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its stockholders (made up of two components) and the director’s duties prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Item. 16G Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

Each potential investor in our Class A common shares must therefore determine the suitability of that investment considering its own circumstances. Each potential investor should:

●	have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;
●	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;
●	have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;
●	understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and
●	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

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

With an asset-light and highly scalable business model that emphasizes operating efficiency and profitability, we were able to grow the number of students served at a 51% CAGR since 2006, reaching a total of 2,279,025 students served in 2022, combining organic growth, strategic investments, and acquisitions to grow our K-12 education exposure. These initiatives have helped us identify new business potential to enhance our overall growth prospects, such as education technological features (WPensar, Escola em Movimento, or EEM, Studos and Eduqo), supplemental instruction content (International School, PES, Nave à Vela, or NAV, Escola da Inteligência, or EI, Pleno, PGS, formerly known as Pearson Global School, and Coleção Mentes), digital-native content platform (Geekie), B2C online test prep solution (Me Salva!) and life-long learning platform connecting employees of companies across Brasil to free and discounted courses (Edupass).

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

On January 6, 2021, our Board of Directors approved the Repurchase Program to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. On March 31, 2021, our Board of Directors approved the increase of the share repurchase limit of our Repurchase Program to up to 2.5 million of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. As of the date of this annual report, we had purchased an aggregate of 1,818,779 Class A common shares for a total of approximately US$43.2 million under the Repurchase Program.

On November 1, 2021, we cancelled 750,000 treasury shares with the approval of our Board of Directors.

On December 1, 2021, we issued US$150 million in senior notes convertible into our Class A common shares (US$100 million to Dragoneer, and US$50 million to General Atlantic), bearing interest at 8% per annum in fixed Brazilian reais and maturing on November 15, 2028. Each note will be convertible at the option of the holder into our Class A common shares at the agreed conversion rate, which is equivalent to an initial conversion price of US$29 per share. The conversion price represents an approximately 65% premium to the trailing 30-day volume-weighted share price at the time of signing the investment agreements for the convertible notes. Dragoneer and General Atlantic will beneficially own approximately 5.6% and 2.8%, respectively, of our total shares (on an as converted basis for the convertible senior notes).

Following over a decade of growth, and our initial public offering in 2018, we are excited about the future and how technological advances can impact education. We believe that students are increasingly looking for modern, dynamic and client oriented educational platforms and that our tech-enabled approach is positioned to deliver a variety of content and provide a new learning experience that is more effective, personal, engaging, and enjoyable.

Acquisitions and Investments

Acquisition of Edupass

On September 3, 2021, we acquired 100% of the equity interest of Edupass for a total amount of R$5 million. Edupass is a technology company that offers an education as a benefit platform connecting its clients’ employees to a variety of education courses and content.

Acquisition of Eduqo

On April 22, 2021, we entered into a purchase agreement for the acquisition of 100% of the equity interest of Eduqo. The transaction closed on July 1, 2021, following CADE’s approval. Eduqo is a learning management system (LMS) platform that connects students and professors, and offers question banks, exams and diagnostics to its clients.

The purchase price for the acquisition is structured as follows: (i) R$15,097 million was paid on July 1, 2021, (ii) R$ 6.969 million will be paid on July 1, 2022, and (iii) R$6.504 million will be paid on July 1, 2023. Additionally, on November 16, 2021, Eduqo shareholders and Arco entered into an agreement to amend the earnout structure previously agreed, to a fixed value of R$2.603 million to be paid on July 1, 2023.

Investment in Tera

On April 9, 2021, we acquired a 23.43% equity interest of Tera for a total amount of R$15 million. The transaction was divided in a capital injection and an acquisition of shares from Tera’s founders and early-stage investors. The company offers tech-related courses such as UX design, full stack development and data analytics, among others, for the B2B and B2C markets.

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

Acquisition of COC and Dom Bosco learning systems and PGS and Coleção Mentes do Amanhã supplemental solutions

On March 6, 2021, we entered into a definitive agreement with Pearson Education do Brasil Ltda. (“Pearson”) to acquire 100 % interest in P2D, owner of COC and Dom Bosco learning systems, for the total amount of R$920 million, of which (i) 80% was paid on closing, and (ii) the remaining 20% of the purchase price will be paid on the first anniversary of the closing date, as adjusted. The transaction also includes an agreement with Pearson to distribute some supplemental educational solutions for K-12 schools in Brazil.

On October 1, 2021, following final approval from CADE for this acquisition, we closed the transaction. The payment terms set forth in the purchase agreement were updated upon closing of the transaction to a total purchase price of R$800.4 million, adjusted for COC’s and Dom Bosco’s cash and working capital positions as of September 30, 2021, paid in a single installment on the transaction closing date. The incorporation of COC and Dom Bosco into Companhia Brasileira de Educação e Sistema de Ensino S.A., our subsidiary incorporating the acquired businesses, is expected to be concluded in the first quarter of 2022.

In addition to the acquisition of P2D, CBE entered into a Commercial Cooperation and Distribution Agreement with Pearson pursuant to which CBE would be the sole distributor in Brazil of the PGS bilingual courseware and teaching methodology and the supplemental solution focused on 21st century skills Mentes do Amanhã, with the option to acquire these business lines in the long term.

On February 1, 2022, Pearson and CBE entered into an Asset Purchase Agreement and an Intellectual Property License Agreement, pursuant to which CBE acquired the right of such solutions in Brazil for a total amount to be calculated considering 1.5x Net Revenue for 2022, with a base price of R$15.0 million. CBE is licensed to use the PGS trademark until 2026, when a new brand is expected to be launched.

Investment in Isaac

On January 25, 2021, we entered into a Series B Ordinary Shares Purchase Agreement, among other ancillary and transactional documents, with INCO Limited, or INCO, the controlling entity of OISA Tecnología e Serviços Ltda., or OISA (a company indirectly controlled by David Peixoto dos Santos, Arco’s former CFO), pursuant to which we acquired 8,571,427 series B ordinary shares, equivalent to 30% of the total stock capital of INCO, for R$25 million. INCO Limited provides financial assistance to private schools.

In addition, on April 22, 2021, we and other investors entered into a Series A and Series A-1 Preferred Shares Purchase Agreement, pursuant to which we acquired 3,653,788 Series A Preferred Shares of INCO Limited, for R$33.2 million, with the option to acquire an additional 2,935,010 Series A-1 Preferred Shares, which was exercised on September 17, 2021 for an amount of R$52.0 million.

As of March 31, 2022, INCO Limited had additional investments rounds in which we did not participate. As of the date of this annual report, we hold 47,375,702 shares of INCO Limited, equivalent to 25.06% of its total capital stock (22.43% on fully diluted basis) representing a total investment of R$110.3 million.

Acquisition of Escola da Inteligência

On December 2, 2020, we closed the acquisition of Escola da Inteligência, the leading solution in social-emotional learning (SEL) in Brazil, which was approved by CADE, with no restrictions, on the same date. This transaction broadens our supplemental market presence by adding a strong brand to its portfolio. We believe there is a favorable market trend for SEL, pushed forward by the COVID-19 pandemic, and that Escola da Inteligência is well positioned to capture this demand outside and within our school base.

The acquisition involves only the private sector business of Escola da Inteligência and under the terms of transaction, we acquired 100% of Escola da Inteligência’s shares, which will be officially transferred in two phases, of which 60% was acquired for R$288 million, with R$200 million paid at closing and the remaining R$88 million in the second quarter of 2021. The amount due for the remaining 40% of Escola da Inteligência’s shares will be calculated considering 6 times the 2023 ACV booking value and will be paid in the second quarter of 2023. The remaining shares will be transferred to us on the day of such payment. For further information, see note 4h to our audited consolidated financial statements.

Acquisition of Studos

On September 21, 2020, we acquired 100.0% of the outstanding shares and voting rights of Studos, a leading provider of adaptive solutions. For further information, see note 4f to our audited consolidated financial statements. This acquisition is part of our strategy to acquire technology companies that increase the value of our learning systems to partner schools and parents, improve student’s academic performance and enable teachers to thrive.

Investment in Bewater Ventures I GA

On July 24, 2020, we acquired a 14.48% interest in Bewater Ventures I GA, a fund legally managed by Paraty Capital, through the purchase of 9,670 Class B quotas for R$9.7 million. As a result of the fund's capital call, we currently own 9,713 Class B Shares, equivalent to a 11% interest, representing a total investment of R$9.8 million

The fund’s main goal is the minority investment in Grupo A, a company that provides educational solutions for higher education, which happened subsequently to our investment. For further information, see note 11 to our audited consolidated financial statements.

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

This carve-out acquisition encompassed only the private school learning systems and did not include the other assets of the Positivo Group, such as the public-school learning system, the printing company, the Universidade Positivo post-secondary education business, and the Colégio Positivo proprietary schools.

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

On November 27, 2020, we entered into a new shareholders’ agreement with the other Geekie’s shareholders, by which we acquired control of Geekie and started to consolidate Geekie in our financial statements as our subsidiary. We expect to acquire the remaining 42.58% interest in Geekie’s share capital in June 2022, for the amount to be calculated considering the ACV of Geekie or Arco for 2022 and the company’s debts, whichever results on the highest amount to be received by the sellers, and the net revenue of Geekie products as of January 2023, which will be payable in June 2022 and January 2023. For further information, see note 4g to our audited consolidated financial statements.

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

Acquisition of International School

In December 2015 and January 2017, our subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. (formerly known as PSD Educação S.A. (until 2021) as EAS Educação S.A (until 2020) and SAS Educação S.A. (until 2017)), or CBE, acquired 40% and 11.48% interests, respectively, in the share capital of International School from Mr. Ulisses Borges Cardinot, pursuant to an investment and other covenants agreement (Contrato de Investimento e Outras Avenças) dated December 21, 2015 (as amended on January 28, 2016 and January 23, 2017), or the Investment Agreement. Mr. Cardinot is currently the chief executive officer of International School pursuant to a shareholders’ agreement between Mr. Cardinot and CBE.

The Investment Agreement contains certain contractual arrangements for the acquisition by CBE of the remaining 48.52% interest in the share capital of International School held by Mr. Cardinot, or the Remaining Interest, divided in two steps: (1) 25% of the share capital between January 1, 2020 and April 30, 2020 at a purchase price equal to the product of 30% and 10 times the accounting EBITDA of International School for the 2019 school year (twelve-month period between October and September) (subject to certain adjustments); and (2) 23.52% of the share capital between January 1, 2021 and April 30, 2021 at a purchase price equal to the product of 30% and 10 times the accounting EBITDA (as defined in the Investment Agreement) of International School for the 2020 school year (subject to certain adjustments). In addition, Mr. Cardinot may elect to allocate up to 50% of the total purchase price to subscribe for CBE shares (which would be valued at the product of 30% and 10 times the accounting EBITDA of CBE (subject to certain adjustments) for the applicable school year).

Pursuant to the Investment Agreement, upon the approval of an initial public offering of CBE (1) certain contractual arrangements for the acquisition by CBE of the Remaining Interest are accelerated; and (2) Mr. Cardinot’s option to allocate up to 50% of the total purchase price to subscribe for CBE shares must be exercised by Mr. Cardinot at the shareholder meeting approving an initial public offering by CBE. We recognized a financial liability as of December 31, 2021 in the amount of R$379.5 million, which represented the present value of the estimated amount payable to Mr. Cardinot. This financial liability may vary in subsequent financial periods and depending on the final basis for calculation of the purchase price of the Remaining Interest and it will be updated accordingly in our financial statements for future financial periods. See “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings.” for more information on this matter.

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

Acquisition of WPensar

In April 2015, we acquired a 25% interest in WPensar, a company that develops and licenses school management systems software. On September 21, 2020, we acquired the remaining 75.0% interest in WPensar and we started to consolidate it as our wholly owned subsidiary. For further information, see note 4e to our audited consolidated financial statements.

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

We have an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. In our B2B2C Core Curriculum and Supplemental Content Solutions, we operate through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which we provide educational content in printed and digital format to private schools. Our revenue is driven by the number of enrolled students at each customer using the solutions and the agreed-upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, we benefit from high visibility in our net revenue and operating margin, which we calculate by dividing our operating profit by net revenue over a given period. Our annual retention rate was 93% in 2021, 93% in 2020 and 93% in 2019, which makes our recurring revenue base highly stable.

Our network in our B2B2C Core Curriculum and Supplemental Content Solutions as of March 31, 2022, consisted of 8,056 partner schools compared to 6,119 schools as of March 31, 2021, 5,414 schools as of March 31, 2020, and 1,464 schools as of March 31, 2019, representing annual growth rates of 31.7%, 13.0% and 269.8%, respectively.

We had 2,279,025 expected number of enrolled students, or Number of Enrolled Students, across all Brazilian states as of March 31, 2022, compared to 1,489,707 final number of enrolled students, or Final Number of Enrolled Students of as of September 30, 2021 (or 1,785,576 Number of Enrolled Students as of March 31, 2021), 1,362,141 as of March 31, 2020, and 498,553 as of March 31, 2019, representing annual growth rates of 27.6%, 31.1% and 173.2%, respectively. In years prior to the COVID-19 pandemic, the difference between our Number of Enrolled Students and our Final Number of Enrolled Students was not material. However, during 2020 and 2021 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31 to September 30 ”.

Our B2B2C Core Curriculum and Supplemental Content Solutions business model has allowed us to grow and achieve profitability since our founding. Our net revenue totaled R$1,232.1 million, R$1,001.7 million and R$572.8 million in 2021, 2020 and 2019, respectively, representing annual growth rates of 23% and 74.9% in 2021 and 2020, respectively. We generated operating profit of R$129.4 million, R$135.5 million and R$58.1 million in 2021, 2020 and 2019, respectively. We had a loss of R$154.5 million in 2021, a profit of R$16.8 million in 2020 and a loss of R$9.4 million in 2019, respectively. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 3.4%, 2.6% and 5.6% of our ACV Bookings in 2022, 2021 and 2020, respectively.

ACV Bookings for the Supplemental Solutions (both B2B2C Supplemental Content Solutions and other supplemental solutions) totaled R$323.3 million for the 2022 school year, resulting in a 2% ACV market share of the total addressable market of such segment in Brazil, which includes after-school education, based on Educa Insights’ 2021 assessment of the private K-12 market. In addressing the core solutions market, Arco’s ACV Bookings for the 2022 school year of R$1,236.7 million results in a 24% core solutions market share, which considers the potential market for private K-12 learning systems and textbooks in Brazil, based on Educa Insights’ 2021 assessment of the private K-12 learning systems market.

We believe that the quality of our platform, together with the credibility of our client base and the strong reputation of our brand, has driven our significant growth, allowing us to expand our footprint quickly and efficiently in Brazil since our founding. According to the 2022 university admission data published through the SISU system (Sistema de Seleção Unificada, or Unified Selection System), 1,513 students within our partner school base have been accepted in the first place of their respective majors (an 15% increase when compared to the 1,318 students in 2021, considering the same solutions). Considering the number students within our partner school base that were accepted in top 10 positions, the number increased to 7,242 students (an 4% increase when compared to the 6,981 students in 2021, considering the same solutions).

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

Underlying Trends

We believe that the strength of our business and growth prospects is supported by strong underlying market and industry trends, including:

Demand for quality education is driving a shift from public to private K-12 education

A wide gap in the quality of education exists between public and private K-12 institutions in Brazil, and within the private school market itself. Test performance is significantly better in private primary and secondary education, as illustrated by the average quality index differential of the primary and IDEB. As of December 31, 2019 (last data available), private K-12 education schools had an average education quality index score 39% higher than that of public primary and secondary schools across all school years according to the IDEB quality index differential. As a result, over the last ten years, student enrollments in private K-12 institutions have increased 7.1%, to 8.1 million in 2021 from 7.6 million in 2011.

Technological innovation is driving enhancements in private K-12 education

We believe the digital transition observed in recent years can provide significant benefits, and opportunities for, education service and content providers, such as:

●	revenue diversification, by means of technological developments in education platforms, such as new tools or capabilities, may be sold for different purposes and to different consumers;
●	customization enabled by technology and tied to a soft adaptation, which allows for distribution to different customers and a scaling by companies that offer different solutions; and
●	margin gains, given a lower cost per student and a larger consumer base that is accessible through technological developments.

Technology has created opportunities to make learning more affordable, accessible, flexible, personal and effective. Classroom instruction and delivery models are changing and are likely to have a substantial impact on the industry.

As a result of the COVID-19 outbreak, which was declared a pandemic by the World Health Organization in March 2020, state and local authorities in Brazil suspended school operations. On-site school activities were postponed, forcing schools to teach classes remotely. Although schools have historically been late adopters of technology and resistant to change, the impacts of the COVID-19 pandemic led them to turn to technology to continue offering their students educational content and pedagogical support. As part of our sales strategy during the COVID-19 outbreak, we have unbundled part of our solutions throughout 2020, allowing approximately 400 schools to use the trial versions of our products and therefore creating a large pipeline of leads for the following commercial cycles.

We believe that as we have rapidly evolved our solutions to meet schools needs during the COVID-19 pandemic, we are now uniquely positioned to benefit from the higher willingness from schools to adopt learning systems that offer quality content combined with technological features that will improve the learning experience.

Importance of K-12 performance in university admissions processes

The best higher education institutions in Brazil are public, with a highly competitive admissions process based largely on challenging standardized admissions exams. According to the World University Rankings 2022 published by Times Higher Education (THE), 20 out of the 25 top-ranked universities in Brazil were public as of August 2021. Competition for admission into public universities in Brazil is historically high, accordingly to data from the Unified Selection System In 2022, there were on average 9 applicants per available seat in public universities. As a result of this competition, parents are increasingly focused on schools that over-perform in the standardized university admissions tests. Our solution is designed to enhance our students’ ability to perform on these exams.

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

●	the increasing relevance of languages, especially English, in a globalized context;
●	the low English proficiency level in Brazil; and
●	the emphasis in language classes currently offered by K-12 schools on reading and written communication, despite the fact that the labor market relies more heavily on oral communication (which also creates a market for bilingual schools).

For many parents, after-school education is considered a lifeline that helps them work without worry and balance their schedules, given (i) that Brazil has one of the highest average working hours per week in the world, and (ii) the increased participation of women in the workforce. In addition, an increase in disposable income has increased demand for private education and after-school programs, and parent expectations for their children’s education are high considering the strong competition to gain admission into top public universities. Accordingly, supplemental education represents a growing opportunity for private institutions, with an addressable market of R$15.4 billion compared to R$5.2 billion of potential market for private K-12 learning systems and textbooks in Brazil, based on Educa Insights’ assessment of the private K-12 learning systems market as of December 2021. This is especially the case given the wide variety of supplemental solutions that can be offered to students during regular and after-school hours.

Obsolescence of traditional content distribution models

We believe that traditional content distribution models are becoming obsolete. Traditional educational publishers are almost exclusively focused on physical textbooks, which they sell through retailers rather than directly to schools. These traditional suppliers have limited capability to develop and offer integrated digital solutions to schools, teachers, and students, and typically rely on third-

party authors, illustrators and graphic designers to develop new content. In contrast, because of our robust technology backbone, use of data and strong relationships with teachers and administrators, we can offer a comprehensive solution and content that is continuously updated and improved.

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

Our Market Opportunity

According to Educa Insights’ assessment of the private K-12 market, the existing addressable market in Brazil for core curriculum solutions and supplemental solutions totals approximately R$20.6 billion in sales revenues as of December 2021 of which we currently capture approximately 8% based on our ACV Bookings as of March 31, 2022. We can address this market by launching new solutions and entering new categories.

Our B2B2C model benefits from structural differences in our market, when compared to the education markets in the United States and Europe. Private schools in Brazil are generally for-profit institutions, and the private education market in Brazil is large and highly fragmented, primarily a result of lower overall levels of government funding for K-12 public education. As of December 31, 2021, approximately 8.1 million students were enrolled in approximately 40,542 private schools (17.4% of the total number of K-12 students in Brazil), according to the INEP and the IBGE. In addition, the national curriculum set by the Ministry of Education requires standardized content across Brazilian schools, which helps create demand for a unified curriculum. Finally, teachers’ unions in Brazil are relatively less influential than their counterparts in the United States and Europe, where such unions often serve as obstacles to the adoption of innovations.

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

As for our B2C model, we benefit from the intense competition for higher education admission driving demand for test prep, as the best universities in Brazil are public (and costs are subsidized by the government) and offer a leap in earnings potential for students. As a result, parents and students demonstrate unmet needs and willingness to pay for access to top quality content, individualized learning, and convenience. The K-12 tutoring, and test prep markets are very fragmented and currently mostly offline, while we observe an increasingly preferred for online due to cost, quality and convenience. Additionally, COVID-19 pandemic to further accelerates the habit-change and conversion from offline to online.

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

According to the 2022 university admission data published through the Unified Selection System, 1,513students within our partner school base have been accepted in the first place of their respective majors (an 15% increase when compared to 1,318 students in 2021, considering the same solutions). Considering the number students within our partner school base that were accepted in top 10 positions, the number increases to 7,242 students (a 4% increase when compared to the 6,981 students in 2021, considering the same solutions). The strong results achieved by our partner schools improve our brand equity, help build our reputation and consequently, tends to contribute to our healthy, sustainable organic growth.

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

The following chart illustrates our business-to-business-to-consumer (B2B2C) model:

Our B2B2C model has long-term contracts with private schools, high retention rates and high financial predictability. Our three-year standard contract provides a revenue stream with long-term cash flow visibility. We have a lead time (which we define as the period from the moment of first contact to the execution of a contract) for the acquisition of new partner schools, and we typically enter into contracts with new partner schools within one year from the moment of first contact. Once our content is adopted, switching costs (which are the costs that schools incur as a result of switching to our platform) and time associated with updating the teaching curriculum for each class year work to our advantage. A portion of our historical average 6.0% annual attrition rate is attributable to the early termination or suspension of performance by us, at our option, of contracts with certain partner schools as a result of their failure to timely pay our contract fees.

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

Our turnkey educational platform solutions comprise core K-12 curricula, as well as supplemental educational content currently focused on English as a second language and 21st century skills programs (such as social and emotional learning - SEL).

Benefits Across Our Educational Platform

We deliver the following benefits to all the stakeholders engaged in the learning process:

●	Students: We deliver a personalized, multimedia learning experience, in an omni-channel format. Students can access content in various formats, including digital, video, print and other audiovisual media aligned with the daily curriculum of their classes. Our platform provides real-time feedback to students on areas for improvement and benchmarking relative to their peers, which enables us to simultaneously ensure that education is provided on an individual basis, and that our content is complete, up-to-date, and readily available.
●	Teachers: We offer a range of tools to help improve teacher efficiency and learning outcomes. We provide teaching plans for each class, digital content for classroom review, pre-made class videos, a test builder platform and homework correction automation tools. In addition, teachers can access students’ performance reports and identify which students are having difficulties in progressing in a given class at any time.
●	Administrators: We provide a supplemental revenue stream to our partner schools. In addition, our platform provides back office administrative support, alongside data and analytics to support decision-making processes. Administrators receive student reports and can analyze student participation rates, detailed individual performance, an overview by area of knowledge and their schools’ national ranking. They are also able to benchmark teacher performance to optimize the effectiveness of their teaching staff.
●	Parents: Our software brings parents closer to the education process, through an informal communication channel and the opportunity to closely monitor and engage with their children’s performance and development.

Our Products

We believe that innovation is an important part of our success. As a technology company in the education sector, we believe that our dynamic and adaptive nature is essential to our continued growth. Our product offerings comprise two main segments that operate in concert: (i) Core Curriculum; and (ii) Supplemental Solutions.

Our Core Curriculum comprises high quality content solutions that are designed to address the Ministry of Education’s national K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print and other audiovisual media that are aligned with the daily curriculum of their classes. Our Core Curriculum offering serves a broad range of price points, allowing us to maximize our market reach and penetration. It is offered through seven different brands, consisting of (i) SAS, a premium solution focused on high-income private schools, with nationwide presence and strong footprint in the Northeast and North regions; (ii) COC, a premium solution focused on high-income private schools, with nationwide presence and strong footprint in the Southeast region; (iii) SPE, an educational solution focused on upper-middle-income class private schools, with nationwide presence and strong footprint in the South and Southeast regions; (iv) SAE, a solution focused on upper-middle income private schools; (v) Dom Bosco, a solution focused on upper-middle income private schools; (vi) Conquista, a solution focused on lower-middle-income private schools, and (vii) Geekie, a digital-native content platform.

Our Core brands share certain key attributes, such as:

●	Online homework assessment: An extensive questions and problem-solving activities database that provides additional teacher-led instructional content to help meet individual student or small student group needs. Assessments enable thorough, customized evaluations of student performance over a single lesson, over the course of a topic, or throughout the entire academic year.
●	Adaptive learning: A personalized instruction and assessment tool delivered through our exam management portal to help students prepare for and take exams. The user-friendly reporting and ongoing progress monitoring features enable educators to pinpoint student needs down to the sub-skill level, while providing real-time feedback at the class level, school and national level. The platform also enables teachers to generate exams based on a given class profile, using a database containing a broad range of questions.
●	Interactive learning: Leveraging the combined abilities of our pedagogical and EdTech teams, we have created augmented reality and video features throughout our materials, allowing students to point their digital devices at certain sections in our materials to view educational animations or recorded videos that provide further information on the topic in question, contributing to a more interactive and engaging learning experience.
●	Students and teachers web portal: An online environment aggregating relevant content for students and teachers by grade in the form of digital classes, exam database, assessment templates, teachers’ guides and lesson plans, exams and textbooks’ problem solving in addition to articles and general educational-related tips.
●	In-app communication: A responsive, simple and user-friendly communication tool for partner schools, students and parents, giving them access to exam results and problem solving, video classes, student grades, as well as the school calendar and attendance records.
●	Support to partner schools: Back-office management, educational consulting services, training programs for teachers to assess and improve the quality of their teaching methods and marketing advisory services.

As part of our Core Curriculum, we offer complementary support to partner schools consisting of:

●	Back office management tools: HR tools with financial, student recruiting and administrative features.

●	Educational consulting services to partner schools: Personalized support to ensure complete understanding and appropriate implementation of our learning platform. This includes constant support to partner schools throughout the school year in connection with educational practices, administrative, human resources and financial aspects, development of customized students’ assessment models, organization of education congresses and pedagogical meetings, as well as parents and students counselling.
●	Training programs for teachers and school administrators: A suite of materials to allow partner schools and teachers to assess the quality of their teaching methods and how they can improve them through our learning platform. This includes local, regional and national educational congresses, forums, seminars and lectures, in addition to training sessions.
●	School marketing advisory: A comprehensive range of marketing and communication materials, events and support through our learning platform, including marketing brochures and recruitment campaigns.

Our Supplemental Solutions comprise of (i) Supplemental Content Solutions, providing additional value-added educational content for which partner schools can opt-in as an addition to our Core Curriculum, and (ii) Other Supplemental solutions to schools and students such as education technological features schools (WPensar, EEM, Studos and Eduqo), B2C online test prep solution (MeSalva!) and life-long learning platform connecting employees of companies across Brasil to free and discounted courses (Edupass).

We have a Supplemental Content solutions market share of 2%, calculated by dividing Arco’s Supplementary Solutions ACV Bookings for the 2022 school year by the total addressable market for Supplemental Solutions, which consists of English as a Second Language (ESL) bilingual programs (International School, PES and PGS) and 21st century skills programs (Pleno, Escola da Inteligência, NAV and Mentes), based on Educa Insights’ assessment of the private K-12 market.

We started offering Supplemental Solutions through an ESL bilingual program in 2015, following our acquisition of an interest in International School. International School provides students with an internationally oriented education, in a multicultural environment, based on a curriculum like the International Baccalaureate or Cambridge International Examinations. We intend to add non-core supplemental educational modules to our Supplemental Solutions portfolio over time.

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

In February 2021, we concluded the acquisition of NAV, a developer of competence-based learning content, enhancing our Supplemental Solutions offering through a competence-based curriculum to address 21st century skills, which is in our portfolio since May 2019. Through projects, problem solving and technology, NAV helps students develop transferable skills, such as critical and creative thinking, and communication skills.

In December 2020, we concluded the acquisition of Escola da Inteligência, the leading solution in social-emotional learning (SEL) in Brazil, based on a proprietary methodology and great reputation in the K-12 market.

In February 2022, we acquired PGS, a K-12 bilingual courseware and teaching methodology, formerly known as Pearson Global School, complementing our ESL offering with a high-quality solution with a differentiated pricing point; and Mentes do Amanhã (“Mentes”), a K-12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy, and technology).

We intend to continue adding supplemental educational modules to our Supplemental Content Solutions portfolio over time, broadening Arco’s supplemental market presence by adding high-quality solutions with pricing complementarity to our current offering. Arco believes in the large potential for English as a Second Language and in the favorable market trend for 21st century skills. An even stronger portfolio better positions Arco to capture this demand outside and within Arco’s school base. The key attributes of our Supplemental Solutions are:

●	Proprietary applications: Two complementary applications providing content and English-based games that form part of students’ school year collections, including a communications tool for partner schools, students and parents.
●	Robotics: Pioneering activities that enable students to build and program their own Lego® robots as a way to maximize learning beyond the classroom experience.
●	Combination of concrete materials and animations: Print and digital textbooks combined with interactive animations, educational videos and exercises.
●	Crowdsourced education: Collaborative and versatile platform for classrooms that allows students to collaborate in project building and problem solving.

Our Supplemental offering also includes other solutions such as technological and managerial features to partner schools, B2C test prep and education as a benefit.

Our tech and managerial features include (i) WPensar (acquired in 2015), a company that develops and licenses school management systems software, (ii) Escola Em Movimento, or EEM (acquired in 2019), an app developer that enhances communication between schools and parents by providing chat-based interactions, location-based identifications, Net Promoter Scores, or NPS, tool to assess parent’s satisfaction and pilot project related to payments, (iii) Studos (acquired in 2020) a leading provider of adaptive solutions, and (iv) Eduqo (acquired in 2011), a learning management system (LMS) platform that connects students and professors, and also offers question banks, exams and diagnostics to its clients.

In March 2021, we acquired Me Salva!, a B2C digital test prep solution, allowing Arco to start delivering high quality education to public sector students at affordable prices. Finally, in February 2022, we acquired Pearson Global School, a K-12 bilingual courseware and teaching methodology, and Coleção Mentes, a K-12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy and technology).

In September 2021, we acquired EduPass, a company that offers education as a benefit to corporate clients and aims to prepare the Brazilian workforce to the future of work through education and upskilling.

Our Team and Culture

We have a strong corporate culture, and we encourage our employees to actively adopt it. We believe in:

●	customer first focus;
●	ethics, respect and humility;
●	excellence and a willingness to learn;
●	meritocracy, discipline and an execution mindset; and
●	cost focus, with a school owner’s mindset.

Technology

We believe that the use of technology is fundamental to achieving our goal of placing each student at the center of the educational experience. In our view, technology is a mean to delivering content through several formats and devices, creating a connection between each student and our common curriculum through a unique and comprehensive pedagogical approach.

To implement our vision, we’ve redesigned our structure, creating ArcoTech, a centralized tech unit responsible for integrating our user experience¸ maximizing the value of our products and reducing the time spent with repeated demands. The revamp of our technological backbone will allow for an easy plug-and-play structure for specifics products to all Arco brands - respecting their individuality and value proposition.

Our application programming interfaces, or APIs, provide a standardized way to provision, manage, engage, and deliver content to students, faculty and administrators. The APIs manage authentication and access for our entire technology stack and is designed to manage and interface with new technologies as they are introduced.

All our APIs, applications, and application components are designed from the ground up to produce significant, readable and interpretable data. Log monitoring allows us to proactively identify and mitigate potential capacity, performance, and security issues, while advanced analytics on student usage data provides the company with powerful insights to evaluate course content, communicate new technology releases, further personalize student’s learning, and improve user experience and engagement.

Our products help (i) schools to create and manage their classes more efficiently; (ii) teachers to easily transpose their content into the platform, access thousands of questions, schedule classes and keep up with their student’s development; and (iii) families to be closer to their children’s performance through the usage of easy-to-use communication tools.

Our team is comprised of software engineers, product managers, user experience and user interface designers, data scientists and digital content developers, who are responsible for envisioning and creating the ideal digital presentation of our materials within our platform, bringing the work of our pedagogical and content teams to life.

Following the best frameworks in digital product development, we offer a buy-and-build solution from the customer standpoint, as users and customers can influence product evolution and participate in early stages of new-product conception.

The main drivers of our technology strategy are:

●	Connectivity—connecting content and stakeholders in a seamless way;
●	Omni-channel—full access to our content, anywhere, anytime, across devices;
●	Empowerment—ability to identify individual needs and build a personalized learning experience;
●	User Centered—intuitive design so users can quickly adapt and fully use features to their advantage;
●	Management—data and analytics to support educators’ decision-making; and
●	Data Analytics—monitor and assess student performance, engagement, and the impact of our solutions.

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

As of December 31, 2021, partner schools charged parents an incremental markup on our wholesale per student prices.

Strong combination of content development team and technology to develop a best-in-class learning experience

As of December 31, 2021, we had a dedicated team of 892 technology and content development employees focused on developing and improving our Core Curriculum and Supplemental Solutions materials. They achieve this by leveraging feedback from our (i) highly qualified base of over 2,348 experienced educational authors in Brazil on the quality of materials we produce, and (ii) network of partner schools and teachers on the impact of our materials on student performance. The advanced state of our platform reflects a process of evolution spanning over a decade, making it difficult to replicate.

Widespread positive customer satisfaction and strong academic outcomes

Our customer satisfaction is driven by our ability to meaningfully improve the performance of our partner schools’ enrolled students on the ENEM and universities admissions, a prerequisite for entrance into almost all higher education undergraduate institutions in Brazil. According to the 2022 university admission data published through the SISU system (Sistema de Seleção Unificada, or Unified Selection System):

●	1,513 students within our partner school base have been accepted in the first place of their respective majors (a 15% increase when compared to 1,318 students in 2021, considering the same solutions);
●	7,242 students within our partner school base were accepted in top 10 positions of their respective majors (a 4% increase when compared to 6,981 students in 2021, considering the same solutions).

Strong brand equity and aligned incentives resulting in high retention rates

We prioritize quality by employing a “white glove” service model across our business, with clear financial incentives (in the form of bonuses) to our sales force that drive long-term relationships with our partner schools. Educational performance is one of the main drivers of school growth, and the success of our partner schools is a critical part of our value proposition. Due to the quality of our academic outcomes, we rarely lose clients. In addition, we have historically been highly effective in increasing contract values, achieving an annual retention rate of 93% in 2021, 93% in 2020 and 93% in 2019.

Attractive financial model with a high level of visibility and predictability

We have cash flow visibility given our long-term contracts with partner schools. Initial contract terms generally average three years, with high switching costs resulting in a customer churn of approximately 7% in 2021. In addition, we benefit from increasing enrollments across partner schools as our relationships mature and deployments increase, leading to revenue growth and increased operating margins, which contribute to the predictability of our business.

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

As of December 31, 2021, the average age of our employees was 33 and 58% of our employees were women. Also, we offer a long-term incentive plan for key employees and apply meritocratic methods to engage them, recognize their value and maintain their motivation.

Our Growth Strategies

We aim to continue driving rapid, profitable growth and to generate greater shareholder value by implementing the following strategic initiatives:

Deepen relationships with our existing customer base

We intend to increase student enrollments within our existing partner schools at a minimum marginal cost as we see major opportunities for increased penetration through:

●	Increasing the number of class years that adopt our Core Curriculum at each partner school. As of March 31, 2022, our upselling potential would increase our student enrollments by 29%, translating to approximately 439,146 students; and
●	Cross-selling our Supplemental Solutions to currently enrolled class years at our partner schools. As of March 31, 2022, only 14% of our client base used both our Core Curriculum and at least one Supplemental Solution, thus representing a cross-sell opportunity of over 1,7 million students.

Expand our partner school base

The private education sector in Brazil is very fragmented, with no relevant concentration in one or few providers. As Arco solutions penetrate this market and the performance of partner schools using our educational platform becomes more widespread and widely known, our sales efforts will benefit from the referrals generated by current school base.

Add new Supplemental Solutions

We consistently review potential opportunities to provide additional educational solutions that we may integrate into our Supplemental Solutions. We plan to enforce a disciplined approach to growth by using market validation techniques to assess the likelihood of our partner schools adopting our solutions, as well as their potential spending. We will also aim to ensure that any new vertical fits within our proven business strategy, through a careful assessment of available alternatives, such as the number and size of potential adjacent market opportunities, and their relative risk and return.

Continue to innovate and extend our technological leadership

Innovation is a cornerstone of our culture. As such, we employ significant efforts and resources to ensure the constant development and improvement of our portfolio of solutions. We have also invested in a select group of education technology startups to bring new ideas and solutions into our ecosystem. These initiatives have helped us identify new business potential to enhance our overall growth prospects, such as education technological features (WPensar, EEM, Studos and Eduqo), supplemental instruction content (International School, PES, NAV, Pleno, Escola da Inteligência, PGS and Coleção Mentes), digital-native content platform (Geekie), B2C online test prep solution (Me Salva!), and life-long learning platform connecting employees of companies across Brazil to free and discounted courses (Edupass).

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

We believe that we have developed a strong capability and track record of identifying, negotiating, and integrating acquisitions. Moreover, we have developed a systematic model that enables us to integrate our acquired businesses in a timely and efficient manner. Since 2011, we have successfully acquired or invested in 22 solutions. Our acquisition strategy is focused on expanding our operations into new regions within Brazil and adding new products and technologies to accelerate our pace of innovation and broaden our footprint.

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

We have a lead time (which we define as the period from the moment of first contact to the execution of a contract) for the acquisition of new partner schools, and we typically enter contracts with new partner schools within one year from the moment of first contact, which requires a series of interactions and constant contact, to build a trust-based relationship with target and partner schools. Our sales strategy is based on creating touch points to highlight the quality of our solutions. We aim to achieve this with dedicated sessions for experimenting and testing with our platform. We also hold several specialized events aimed at target and partner schools, product journeys and guided visits to our units, and participate in industry fairs.

The success of our sales process requires uniquely qualified professionals, who must not only have an academic background, but are also sales oriented. We invest a significant amount of time and resources to recruit and train our sales force, averaging approximately 150 hours of training per year per person. After the initial training and exposure to our Educational Consulting environment, each professional begins working by shadowing an experienced consultant. It takes approximately a year of shadowing before each new professional can work individually on our behalf. In 2021, we had over 3,199 applicants for our consultant positions. Currently, we employ more than 753 sales and marketing professionals. Our consultants’ incentives are also aligned with our long-term goals and are tied to our profitability, as a significant portion of their annual compensation is variable and is paid out to them annually in the form of a bonus provided certain targets are met.

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

Additionally, we promote specialized events that are aimed to retain current partner schools. The most relevant event is Positivo’s Course Program that provides teacher’s training, workshops of recent trends in education and lectures from highly specialized and trained pedagogical professionals. In 2021, the Course Program reached 3,975 teachers.

In addition, we work in conjunction with a branding agency, which assists us in developing and strengthening our brands, increasing their national awareness, and building our institutional image. Our brand portfolio is structured to reflect our value proposition and leverage our marketing and sales strategy. A study conducted by Expertise as of July 2021 showed that the Positivo brand is the most recognizable among parents, teachers, and school events.

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

Our Customer Service and Support

We believe that the best way to ensure the loyalty of our customers is to maintain a healthy, long-term relationship with our partner schools. We aim to achieve this through our customer engagement and support service, which supports partner schools in the implementation and integration of our educational solutions into their systems, as well as help them identify and achieve their pedagogical, business and management objectives, including legal, finance and marketing. Our customer service and support come in a variety of forms such as on-site visits, remote assistance, workshops, and events for partner schools. We assign independent and dedicated client-centric customer support teams to each of our solutions. Customer service and support is comprised of two departments which are focused on developing partner school relationships and are available to address any post-implementation issues that may arise: (1) pedagogical consulting, and (2) customer service:

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

Our pedagogical consulting team activities with partner schools include:

●	implementing pedagogical methodologies in connection with our educational platform and associated educational materials, making pedagogical recommendations, understanding school communities, and coordinating lesson planning;
●	periodic in-person meetings and coordinated site visits to evaluate the educational process, assisting partner school owners and faculty members to develop learning and interaction projects through the use of educational media content and new technologies, and conducting lectures for parents and students;
●	continuous online or on-site training for teachers and school coordinators; and
●	developing educational evaluation models tailored to each partner school’s profile and needs, and training school owners and managers to use the school owner/manager specific features of our educational platform.

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

Our Geographic Presence

We believe our platform can be adopted by virtually any private K-12 school in Brazil. We believe that our product offering addresses Core and Supplemental curriculum needs for all Brazilian schools. As of March 31, 2022, our network consisted of 8,056 unique partner schools and 2,279,025 Number of Enrolled Students across all Brazilian states and in 1,878 cities, comprising students from kindergarten to high school. Our national presence has consistently expanded over the last five years, through both organic and non-organic growth and our largest client accounted for only 0.5% of our ACV Bookings.

Our Clients

We provide a complete pedagogical system with technology-enabled features to deliver educational content to K-12 schools in Brazil. Our turnkey curriculum solutions provide educational content in both printed and digital formats delivered through our platform to improve the learning process. Our network as of March 31, 2022, consisted of 8,056 partner schools. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 3.4%, 2.6% and 5.6% of our Delivered ACV Bookings in 2021, 2020 and 2019, respectively. Even though our partner schools pay for our solutions, we view students, parents, teachers, school management and teachers as our customers.

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

ESG, at Arco

Arco was born with the mission to transform the way students learn by delivering high quality education at scale. We believe that our mission and the social impact we aim to achieve will only be delivered if we are able to engage our stakeholders and manage properly our Environmental, Social and Governance risks.

During 2021, we conducted a ESG’s materiality process in consultation with a specialized ESG firm, which identified the material topics for our company and prioritized them through interviews and a survey with over 200 stakeholders, including employees, investors, sell-side analyst, suppliers and Non-Governmental Organizations supported by the Arco Institute. We also established an ESG Advisory Group constituted by Arco’s CHRO, COO, CFO and legal department, which supported the establishment of material topics, the prioritization according to the business impact, the engagement of the whole team and communication with different areas of the Company.

As a result, we have established three ESG pillars:

Promote the Impact on Education

To guarantee Arco’s continuous evolution, we need to keep delivering and improving the quality of our content and technology, be able to grow in scale and increase the accessibility of our products and services.

Our progress in those topics is quantified by our ability to:

●	Develop educational tools that engage our students and improve the performance of our partner schools in the main university’s admissions exams;
●	Build long-lasting and reliable relationships with our customers; and
●	Increase the access to our products to different socioeconomic classes. We have progressed in this topic by providing educational solutions with different average tickets to schools, therefore reaching schools with a diverse tuition profile, and also through Arco Institute, our social initiative that supports public schools’ students, delivering educational solutions and institutional assistance to different educational organizations.

In our latest ESG report, we have quantified those aspects through different metrics, such as NPS, retention rates and number of National Exam approvals, among others.

Focus on our people

Arco is a company built upon the belief that our people is our strength. We are constantly looking for highly talented and diverse people, aligned with our values and engaged on delivering our purpose. We work to maintain a sense of ownership and engagement by investing in the development and continuous evolution of our people, creating a diverse environment in which people belong and can prosper.

To measure the success of our people-centric culture, our teams’ perception regarding Arco and its career opportunities, we track:

●	The voluntary turnover of our talents, developing strategies to understand the main reasons and to reduce it;
●	The evolution of our Employees’ Net Promoter Score (eNPS), strengthening our culture by building rituals, moments with the leadership and development opportunities;
●	The constant evolution and satisfaction of our interns and trainees, guaranteeing growth opportunities and the recognition of our teams; and
●	Metrics on diversity (regarding gender and ethnical aspects), by spreading educational contents, raising awareness about the theme and creating learning trails for the leadership.

Strong and sustainable structure

This pillar can be divided in two main parts. The first part, relating to our corporate governance and stakeholders’ alignment, is ensured by:

●	Maintaining a solid and reliable Code of Ethics, which guides the work of all employees and partners according to the same principles,
●	An independent and confidential Ethics Channel, where people feel safe to make their complaints;
●	An alignment of our Executives compensation with our main business goals;
●	Building up teams with diverse and independent perspectives on our business, both on a Board and Executive level; and
●	Guaranteeing the data security of our employees, partner schools and students by using attested security frameworks.

For further information on Corporate Governance, please see Item 16.G of this annual report, as well as the main indicators on our ESG Report.

With respect to the second part, regarding the sustainability of our supply chain, we work constantly to reduce our impact in the environment by:

●	Using sustainability criteria to choose our printing suppliers; and
●	Following the path of our paper, to make sure it is correctly recycled or covered by take-back programs.

We have also established goals to constantly evolve our ESG practices. For further information, please see our 2021 ESG Report published on our IR website (https://investor.arcoplatform.com/esg/).

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

The Brazilian education system is organized as a cooperation regime among federal, state, and municipal governments. The federal government is required to organize and coordinate the federal education system in order to guarantee equal opportunity and quality of education throughout Brazil, as well as regulating higher education activities. Brazilian states and the Brazilian Federal District are required to focus on primary and secondary education, while municipalities are responsible for providing preschool and primary education, and each is responsible for establishing and implementing the relevant rules and regulations for each educational stage the subject of its focus, including monitoring and evaluation, and the issuance of all relevant authorizations, recognitions, and qualifications for each such educational stage.

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

In addition, the federal government, through Law No. 13,005 of June 25, 2014, implemented the National Education Plan (Plano Nacional de Educação), or PNE, valid for ten years from the date of its enactment. The PNE established objectives for primary and secondary education that must be met by the Brazilian federal system. Some of these objectives are: (1) the universalization of preschool education, with a target to enroll at least 50% of all children up to three years of age in schools by 2024; (2) the universalization of primary education, with a target to enroll at least 95% of children between the ages of six and fourteen in schools by 2024; (3) the universalization of secondary education, with a target to enroll at least 85% of adolescents between the ages of 15 and 17 in schools by 2024; (4) to ensure that all children learn the Portuguese alphabet by the third year of primary education; (5) to make available full-time education in at least 50% of public schools; (6) to improve the quality of primary education as evaluated by the IDEB; (7) to ensure that all students are literate by the time they are 15 years old; (8) to make available at 25% of primary and secondary education to young adults and adults; and (9) to increase enrollment in professional studies to three times the current enrollment rate. Accordingly, each of the federal, state and municipal governments was required to prepare a ten-year education plan and establish policies, guidelines and objectives applicable to the segment of the Brazilian education system over which it is responsible. In addition, these objectives act as guidelines for the private education sector.

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

Law No. 13,415/2017 amended the LDB and changed the structure of secondary education, increasing the academic courses load per year and establishing a new curricular structure that comprises a specific BNCC. Following this normative change, Ruling No. 1,210/2018 approved the new National Curriculum Guidelines (Diretrizes Nacionais Curriculares or DCN) for High School, which is known as the “New High School” (Novo Ensino Médio).

This new model is expected to be implemented gradually starting in 2022 (with implementation expected to be concluded by 2024) and one of its main innovations is the establishment of training itineraries (itinerários formativos). The structure of training itineraries is established by the DCN for High School, and characterizes them as a set of subjects, projects, workshops, study centers, among other situations, that students will be able to choose according to their areas of interest as well as life and career projects and aspirations. The training itineraries focus on deepening the study of a specific field of knowledge (Mathematics and its Technologies, Languages and its Technologies, Natural Sciences and its Technologies and Applied Human and Social Sciences) or technical and professional training (FTP) chosen by the student and each school must offer at least one itinerary, while each municipality must offer at least two itineraries, in order to ensure options for students.

Regulatory Bodies

The main regulatory bodies of the Brazilian education system are:

●	the MEC;
●	the National Education and Research Institute (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira), or INEP;
●	the CNE;
●	the CEB;
●	the Higher Education Board (Câmara de Educação Superior), or CES;
●	State and Municipal Secretariats (Secretarias Estaduais de Educação and Secretarias Municipais de Educação, respectively); and
●	State and Municipal Councils of Education (Conselhos Estaduais de Educação and Conselhos Municipais de Educação, respectively).

The MEC is Brazil’s highest governmental body for education. It formulates and evaluates Brazilian national education policy, ensuring the quality of education and compliance with education regulations. The INEP is an independent related federal entity responsible for evaluating educational institutions in Brazil, as well as conducting research to provide a reliable database for public use.

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

The BNCC is a set of guidelines that provides a curriculum specifying the core skills and knowledge required to be taught as part of primary and secondary education in Brazil and each school has the autonomy to elaborate or adapt their curricula and pedagogical projects according to such guidelines. The BNCC guidelines were established following overall poor student performance levels achieved while the predecessor education guidelines were in effect. Several indicators suggest that the predecessor guidelines were failing in many ways, leading the MEC to initiate discussions relating to a new method based upon a comparison between Brazil and other countries’ results, which formed the basis for developing the BNCC. The LDB and the BNCC establish what subject matters shall be taught for each level of education (early childhood education, primary education and secondary education), and we are constantly working on our content to ensure that they comply with these guidelines, as well as with our partner schools’ demands.

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

Syndicates

Under Brazilian labor law, all companies and employees are represented by unions, regardless of whether they are unionized. The unions representing the companies and the employees negotiate the terms of collective bargaining agreements on an annual basis or every two years. Employers are required to grant employees all the rights and working conditions set forth in the collective bargaining agreement, regardless of whether the employee is unionized or not. The employees who choose to be unionized are required to contribute to the workers’ syndicate that represents their sector. Teachers and professors may contribute to the Brazilian Teacher’s Union (Sindicato dos Professores). The syndicate contribution is deducted once a year by the employer directly from such employee’s payroll in an amount equal to one working day’s salary, subject to the express authorization of such employee.

Data Protection

Cybersecurity has become a top priority for regulators around the world, and in Brazil it is no different. Having come into effect in September 2020, the Brazilian Data Protection Law (Law No. 13,709/18, Lei Geral de Proteção de Dados), or LGPD, is a comprehensive personal data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships.

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

LGPD allows private right to petition, so we are subject to individual claims for violations of LGPD. The penalties and fines for non-compliance with the LGPD include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) fines, up to a maximum amount of 2% of the company or group turnover in Brazil, limited to R$50.0 million per violation; (3) disclosure of the violation; (4) the restriction of access to or deletion of the personal data to which the violation relates (5) in case of repetition of the violation, temporary suspension of the database or of data processing activities.

We started implementing the LGPD requirements in January 2020, adapting our websites, e-commerces and systems and processes to the new legislation and creating new privacy policies and warnings. We are developing our LGPD program taking into account the changes in cultural and consumer attitudes towards the protection of personal data law and to comply with any new regulations, creating more training for our employees and clients to promote conscience and promote conscience and change of data analysis and treatment. In 2021 we mapped and identified the risks involved with our business, as we process data on children and adolescents, in order to monitor and control sensitive points to promote greater safety, law enforcement and risk reduction. This data protection impact report is a report of the controller's documentation that contains the description of the processes of processing personal data that may generate risks to civil liberties and fundamental rights, as well as measures, safeguards and risk mitigation mechanisms. In addition, our Privacy and Cybersecurity Committee is composed of our DPO and other senior leadership members, bringing diverse backgrounds to the establishment of related LGPD and cybersecurity practices and measures, as well as readjustments and quality preservation initiatives.

C.    Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on April 12, 2018. Arco became the holding company of Arco Educação S.A. and its operating subsidiaries, including CBE, which provides educational content from basic to secondary education (or K-12 curriculum).

The table below is a list of the Company’s subsidiaries, joint ventures, and associated companies as of December 31, 2021:

				Direct and Indirect Interest (%)
Name	Principal Activities	Country	Investment Type	2021	2020		2019
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0	100.0		100.0
Companhia Brasileira de Educação e Sistemas de Ensino S.A.	Educational content	Brazil	Subsidiary	100.0	100.0		100.0
Arco Ventures S.A.	Educational content	Brazil	Subsidiary	—	100.0		100.0
Barra Américas Editora Ltda.	Educational content	Brazil	Subsidiary	—	100.0		100.0
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	—	100.0		100.0
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	—	100.0		100.0
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	—	100.0		100.0
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0	100.0		100.0
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5	51.5		51.5
Nave à Vela Ltda.	Educational content	Brazil	Subsidiary	—	51.0		51.0
EEM Licenciamento de Programas Educacionais Ltda.	Educational technology	Brazil	Subsidiary	100.0	100.0		100.0
NLP Soluções Educacionais Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0		100.0
Bewater Ventures	Private equity	Brazil	Investee	11.0	14.5		—
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0	100.0		25.0
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Subsidiary	57.4	56.0	*	37.5
Studos Software Ltda.	Educational content	Brazil	Subsidiary	100.0	100.0		—
Escola de Inteligência Cursos Educacionais S.A.	Educational content	Brazil	Subsidiary	60.0	60.0		—
Arce Participações Ltda.*	Holding	Brazil	Subsidiary	100.0	—		—
Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A.	Educational technology	Brazil	Subsidiary	100.0	—		—
Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda.	Educational Development	Brazil	Subsidiary	100.0	—		—
P2D Participações Ltda.	Educational content	Brazil	Subsidiary	100.0	—		—
Me Salva! Cursos e Consultoria S.A.	Educational content	Brazil	Subsidiary	60.0	—		—
Tera Treinamentos Profissionais S.A.	Educational content	Brazil	Investment	23.4	—		—
Inco Limited	Educational Solutions	Cayman	Investment	26.1	—		—
*	As of December 31, 2020 we had acquired a 56.06% corporate interest in Geekie and were already entitled to acquire up to 57.42% of its corporate interest.

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

On August 1, 2020, Positivo and Piá, merged into CBE and became extinct. As a result of the merger, all the contracts, rights and obligations of Positivo and Piá were transferred to CBE.

On January 1st, 2021, Arco Ventures S.A., merged into CBE and, therefore, became extinct. Due to the merger, all contracts, rights, and obligations from Arco Ventures were transferred to CBE.

On July 1, 2021, Barra Américas, Desterro, SAS Sistema and SAS Livrarias merged into CBE and were dissolved. Due to the merger, all contracts, rights, and obligations from Barra Américas, Desterro, SAS Sistema and SAS Livrarias were transferred to CBE.

On October 1, 2021, Nave merged into CBE and was dissolved. Due to the merger, all contracts, rights, and obligations from Nave were transferred to CBE.

In order to comply with Brazilian corporate regulation, Arce Participações Ltda. holds one (1) share of Arco Educação.

D.    Property, Plant and Equipment

Properties

Our corporate headquarters, which houses our sales, marketing, and business operations, is located in São Paulo at Rua Augusta and comprises over 4,426 square meters under 3 leases, which expire in 2023. We also lease 5,869 square meters in Fortaleza for our product development, sales, and business operations under a lease that expires in 2025. Additionally, we lease 13,858 square meters in Curitiba, which houses Positivo’s sales, marketing, and business operations, under a lease that expires on July 31, 2022. Also, in the city of Curitiba we lease a building that houses SAE Digital business operations, such lease agreement expires in October 2022. We have offices in several other locations and believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and as of December 31, 2021, we leased operational, sales, distribution, and administrative facilities in Louveira, Cajamar, São José, Curitiba, Diadema, Florianópolis, Porto Alegre, Recife, Salvador, Guarulhos, Fortaleza, Jaboatão dos Guararapes, Embu das Artes, Belo Horizonte, São José dos Campos, Ribeirão Preto, Niterói and Simões Filho. As of December 31, 2021, we had a services agreement with a data center service provider for the provision of data services to us from its data centers located globally, which is automatically renewed and may be terminated upon requested by the parties, and two cloud storage agreements, one of which can be terminated at our discretion with 30 days’ notice to the service provider and the other which the expiration date may vary on each purchase order. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

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

As of December 31, 2021, we own 774 trademark registrations in Brazil (573 of which have been granted and 201 of which are under review but that we are entitled to use), 2 in Argentina, 2 in Bolivia, 1 in Chile, 1 in Ecuador, 3 in Paraguay, 2 in Venezuela, and 2 in Uruguay. As of December 31, 2021, we owned 115 registered domain names in Brazil. We also have 150 of pending trademark applications in Brazil, Paraguay and Venezuela (148 in Brazil, 1 in Paraguay and 2 in Venezuela), as of December 31, 2021. We have several registered copyrights, most notably copyrights for text formatting, critical reading, books, drafting, text editing and review, reformulation, book updates, content coordination, illustrations and diagramming.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements because of various factors, including those set forth in “Item 3. Key Information—D. Risk factors.”

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

As of March 31, 2022, our Core Curriculum and Supplemental B2B2C Content Solutions had 8,056 unique partner schools. These schools are spread across 1,878 cities located across all the states of Brazil. Our partner schools base is highly diversified, which reduces our dependence on major accounts.

Our Growth

Our revenue growth has been driven by:

•

Expansion of our partner school base:The increase in the number of partner schools using our educational platform. Through a sophisticated sales process with our highly skilled sales team, we build relationships with partners schools and plant seeds for new features and products.

•

Deepening of relationships with our existing customer base:The increase in the number of enrolled students we serve in our partner schools, through (i) the increase in the number of class years that adopt our Core Curriculum solutions (upselling), and (ii) cross-selling our Supplemental Solutions and services.

•

Price increases:The annual adjustments of our contract fees, in line with our price-setting policies which are usually above published inflation indices, to account for changes in our cost and expenses’ structure and for improvements in our platform.

•

M&A:The acquisition of complementary businesses has helped us expand our operations regionally and nationally and add new products and technologies. This allows us to become a one-stop shop platform, which we believe further strengthens our stickiness and improves our value proposition.

The strength of our partner school base and our ability to expand sales are demonstrated in the increasing portion of our ACV Bookings from existing clients and upsell in existing clients prior to the COVID-19 pandemic, represented in the chart below. During the 2020 and 2021 school years, our business was impacted by the non-recurring drop-outs of students in partner schools, which we believe will be normalized in the upcoming years.

Revenue Recognition and Seasonality

Prior to the adoption of IFRS 15, revenue was recognized when the significant risks and rewards of ownership were transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of educational content could be estimated reliably, there was no continuing management involvement with the educational content and the amount of revenue could be measured reliably. Upon the adoption of IFRS 15, revenue is recognized when the performance obligation is satisfied. We recognize our revenue when we deliver our content to our partner schools in printed format or via access to the content in our digital platform. The technology is provided solely to optimize the use of our educational content. Our printed materials can be used independently of the technology we provide, as the content of both our printed materials and online materials is substantially the same.

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

Our partner schools pay us our fees directly and pass that cost on to their enrolled students’ parents, who in turn are charged through a mandatory supplement to school tuition, in lieu of paying for textbooks from several vendors. Most of our partner schools charge parents an incremental markup from which we do not earn any additional revenue on top of our wholesale prices.

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

We typically deliver our Core Curriculum content four times each year in March, June, August and December and our Supplemental Solutions content twice each year in June and December, typically two to three months prior to the start of each school quarter. This allows our partner schools and their teachers to prepare classes in advance of each school quarter. Because we recognize revenue upon delivery of our educational content, our fourth quarter results reflect the growth in the number of our students from one school year to another. Consequently, we generally produce higher revenues in the fourth quarter of our fiscal year compared to the preceding quarters.

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

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Operating Data

Enrolled Students

The number of enrolled students is the primary operational metric our management reviews for our B2B2C Core Curriculum and Supplemental Content Solutions. It represents the total number of students at our partner schools served by our platform during a given school year. Although our primary customers are the partner schools we attract to our base, our revenues are determined by the number of students enrolled in our partner schools.

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

Following March 31 in a calendar year, our partner schools may experience additional admissions and/or dropouts up to September 30 of such year, which is the date on which the number of students for the year becomes final, or Final Number of Students. In years prior to the COVID-19 pandemic, the difference between the Number of Enrolled Students as of March 31 and the Final Number of Students as of September 30 was not material. However, during 2020 and 2021 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31 to September 30, and our number of students decreased from Number of Enrolled Students of 1,362,141 as of March 31, 2020, to Final Number of Enrolled Students of 1,239,937 as of September 30, 2020, and from Number of Enrolled Students of 1,785,576 as of March 31, 2021, to Final Number of Students of 1,489,707 as of September 30, 2021.

As of March 31, 2022, we had Number of Enrolled Students of 2,279,025 , compared to the Final Number of Enrolled Students of 1,489,707 as of September 30, 2021 (and 1,785,576 Number of Enrolled Students as of March 31, 2021) and 1,362,141 and 498,553 Number of Enrolled Students as of March 31, 2020 and 2019, respectively, representing a CAGR of 66%.

In our Core Curriculum segment, we had Number of Enrolled Students of 1,614,648 as of March 31, 2022, compared to Final Number of Enrolled Students of 1,057,118 as of September 30, 2021 (and 1,270,463 Number of Enrolled Students as of March 31, 2021), and 1,131,691 and 413,678 Number of Enrolled Students as of March 31, 2020 and 2019, respectively, representing a CAGR of 57%. In our Supplemental Content Solutions, we had Number of Enrolled Students of 664,377 as of March 31, 2022, compared to Final Number of Enrolled Students of 432,589 as of September 30, 2021 (and 515,113 Number of Enrolled Students as of March 31, 2020), and 230,450 and 84,875 Number of Enrolled Students as of March 31, 2020 and 2019, respectively, representing a CAGR of 99%.

The following table sets forth the number of enrolled students at our partner schools as of the dates indicated.

	As of March 31,
	2022	2021	2020	2019
Number of Enrolled Students	2,279,025	1,785,576	1,362,141	498,553
Core Curriculum solutions(1)	1,614,648	1,270,463	1,131,691	413,678
Supplemental Content Solutions (2)	664,377	515,113	230,450	84,875
(1)	Includes SAS, SAE, Positivo, Conquista, Geekie, COC and Dom Bosco.
(2)	Includes International School, PES, PGS, Escola da Inteligência, Pleno and NAV (all B2B2C solutions).

ACV Bookings

ACV Bookings is an operating metric and represents our customers’ commitment to pay for our solutions offerings. We believe that they are a meaningful indicator of demand for our platform and the market’s response to it.

We define ACV Bookings as the revenue we would contractually expect to recognize in each school year pursuant to the terms of our contract, assuming no further additions or reductions in the number of enrolled students that will access our content in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. We calculate ACV Bookings by multiplying the number of enrolled students with the average ticket per student per year, all in accordance with the terms of our contract with such partner school. For our B2B2C Core Curriculum and Supplemental Content Solutions, although our contracts with our partner schools are typically for three-year terms, we record one year of revenue under such contracts as ACV Bookings. For example, if a school enters into a three-year contract with us to provide our Core Curriculum solution to 100 students for a contractual fee of $100 per student per year, we record $10,000 as ACV Bookings, not $30,000.

For our B2B2C Core Curriculum and Supplemental Content Solutions, we measure our ACV Bookings monthly throughout the school year, starting in November of the preceding fiscal year. Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our platform in the next school year. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and early dropouts, this number may fluctuate slightly until March 31, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of March 31 of each year, and in this annual report, we refer to our ACV Bookings as of March 31 in each year as our ACV Bookings.

Following March 31 in a calendar year, our partner schools may experience additional admissions and/or dropouts up to September 30 of such year, explaining the difference between the ACV Bookings and the revenue recognized for such school year. In years prior to the COVID-19 pandemic, the difference between our ACV Bookings and the revenue recognized for the school year was not material, demonstrating the predictability of our business. However, during 2020 and 2021 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31 to September 30, and the difference between our ACV Bookings and the revenue recognized for each school year was -4% and -9%, respectively. Consequentially, the dynamics mentioned above also impacted the number of enrolled students in our partner schools.

As presented in the chart above, the ACV is divided into three main parts:

-	Core Curriculum Solutions: including SAS, SAE, Positivo, Conquista, Geekie, COC and Dom Bosco, as of March 31, 2022.
-	Supplemental Content Solutions (B2B2C content segment): International School, PES, PGS, Escola da Inteligência, Pleno and NAV, as of March 31, 2022
-	Other Supplemental Solutions: WPensar, Escola em Movimento (EEM), Studos, Eduqo, Me Salva and Edupass.

The following table illustrates our ACV Bookings as of March 31, 2022, 2021, 2020 and 2019 by segment:

		As of March 31,
	2022(1)	2022(2)	2021	2020	2019

	US$(1)	R$
Core Curriculum Solutions Segment	221.6	1,236.7	912.8	803.6	340.5
Supplemental Content Solutions Segment (B2B2C content)	52.2	291.2	233.8	196.8	100.4
(=) B2B2C Content Solutions ACV	273.8	1,527.9	1,146.7	1,000.4	440.9

Other Supplemental Solutions	5.8	32.1	16.7	5.3	—
(=) Total ACV	279.5	1,560.0	1,163.4	1,005.8	440.9

(1)

For convenience purposes only, amounts in reais as of December 31, 2021, have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

For the 2022 school year (which we define for purposes of ACV Bookings as the period starting in October 2021 and ending in September 2022). Includes the ACV Bookings of COC and Dom Bosco, which were acquired in November 2021.

The following table set forth our Number of Enrolled Students, average ticket per student per year and ACV Bookings for our B2B2C Core Curriculum and Supplemental Content Solutions as of March 31, 2022, 2021, 2020 and 2019.

	As of March 31,
	2022(1)	2022(2)	2021(3)	2020(4)	2019(5)
	US$ (except	R$ (except
	number of	number of
	enrolled students)(1)	enrolled students)	R$ (except number of enrolled students)
Number of Enrolled Students(6)	n/a	2,279,025	1,785,576	1,362,141	498,553
Average ticket per student per year(6)	120.1	670.4	642.2	734.5	884.3
ACV Bookings (in millions)(6)	273.8	1,527.9	1,146.7	1,000.4	440.9
(1)	For convenience purposes only, amounts in reais as of December 31, 2021, have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For the 2022 school year (which we define for purposes of ACV Bookings as the period starting in October 2021 and ending in September 2022). Includes the ACV Bookings of COC and Dom Bosco, which were acquired in November 2021.
(3)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting in October 2020 and ending in September 2021).
(4)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which was acquired in November 2019.
(5)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 2018 and ending in September 2019).
(6)	For our Core Curriculum Solutions (SAS, SAE, Positivo, Conquista, Geekie, COC and Dom Bosco) and Supplemental Content Solutions (International School, PES, PGS, Escola da Inteligência, Pleno and NAV).

ACV Bookings for our Core Curriculum and Supplemental Content Solutions were R$1.146.7 million as of March 31, 2021 and recognized Revenue for the 2021 school year was R$1,045.9 million.

The following table sets forth the approximate Number of Enrolled Students, average ticket per student per year and ACV Bookings for our Core Curriculum Solutions segment for the periods presented.

	As of March 31,
	2022(1)	2022(2)	2021(3)	2020(4)	2019(5)
	US$ (except	R$ (except
	number of	number of
	enrolled students)(1)	enrolled students)	R$ (except number of enrolled students)
Number of Enrolled Students	n/a	1,614,648	1,270,463	1,131,691	413,678
Average ticket per student per year	137.2	765.9	718.4	710.1	823.0
ACV Bookings (in millions)	221.6	1,236.7	912.7	803.6	340.5

(1)	For convenience purposes only, amounts in reais as of December 31, 2021, have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For the 2022 school year (which we define for purposes of ACV Bookings as the period starting in October 2021 and ending in September 2022). Includes the ACV Bookings of COC and Dom Bosco, which were acquired in November 2021.
(3)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting in October 2020 and ending in September 2021).
(4)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which we acquired in November 2019.
(5)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 2018 and ending in September 2019).

For our Core Curriculum Solutions segment, ACV Bookings was R$912.7 million as of March 31, 2021, and recognized Revenue for the 2021 school year was R$841.9 million.

The following table sets forth the approximate Number of Enrolled Students, average ticket per student per year and ACV Bookings for our Supplemental Content Solutions for the periods presented.

	As of March 31,
	2022(1)	2022(2)	2021(3)	2020(4)	2019(5)
	US$ (except	R$ (except
	number of	number of
	enrolled	enrolled
	students)(1)	students)	R$ (except number of enrolled students)
Number of Enrolled Students	n/a	664,377	515,113	230,450	84,875
Average ticket per student per year	78.5	438.4	454.0	854.1	1,182.9
ACV Bookings (in millions)	52.2	291.2	233.8	196.8	100.4

(1)

For convenience purposes only, amounts in reais as of December 31, 2021, have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2022 school year (which we define for purposes of ACV Bookings as the period starting in October 2021 and ending in September 2022).
(3)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting in October 2020 and ending in September 2021).
(4)

For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which we acquired in November 2019.

(5)	For the 2019 school year (which we define for purposes of ACV Bookings as the period starting in October 2018 and ending in September 2019).

For our Supplemental Content Solutions, the ACV Bookings was R$233.8 million as of March 31, 2021, and recognized Revenue for the 2021 school year was R$204.0 million.

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

	For the Year Ended December 31,
	2021		2020		2019
Real growth (contraction) in gross domestic product		4.6%		(4.1)%	1.1%
Inflation (IGP-M)(1)		17.8%		23.1%	7.3%
Inflation (IPCA)(2)		10.1%		4.5%	4.3%
Long-term interest rates—TJLP (average)(3)		4.8%		4.9%	6.2%
CDI interest rate(4)		4.5%		2.8%	6.0%
Period-end exchange rate—reais per US$1.00	R$	5.581	R$	5.197	4.031
Average exchange rate—reais per US$1.00(5)	R$	5.396	R$	5.158	3.946
Appreciation (depreciation) of the real vs. US$in the period(6)		7.4%		(28.9)%	(4.0)%
Unemployment rate(7)		11.1%		13.5%	11.9%

 Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	The CDI (certificado de depósito interbancário) interest rate is an average of interbank overnight rates in Brazil, average during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.

For the years ended December 31, 2021, 2020 and 2019, we have been able to offset all or most of the inflation effects by adjusting the contractual fees per student that we charge our partner schools above the IPCA rate. Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

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

Recent Accounting Pronouncements

For a discussion on recent accounting pronouncements, see note 2.4 to our audited consolidated financial statements.

Components of Our Results of Operations

The following is a summary of the principal line items comprising our statements of income (loss).

Net revenue

We generate substantially all our revenue from contracts that have a standard term from one to five years, pursuant to which we provide educational content in printed and digital format to partner schools.

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

●	Selling Expenses. Selling expenses consist primarily of the personnel expenses of our sales and marketing and customer support employees, including commissions and incentives, travel and travel-related expenses, benefits, marketing programs, including lead generation, costs of our education-related conferences and other miscellaneous expenses, as well as intangible assets amortization expenses. We expect that our selling expenses will increase as we increase the size of our sales and marketing teams and potentially increase the number of conferences and events that we organize.

●	General and Administrative Expenses. General and administrative expenses consist of personnel expenses and related expenses, including executive, finance, legal, human resources, recruiting, employee-related information technology, administrative personnel, payroll, and benefits. They also consist of expenses in connection with professional fees for external legal, accounting, and other consulting services, intangible assets amortization expenses, as well as other miscellaneous expenses. In 2021, general and administrative expenses decreased on an absolute real basis as part of our recent integration efforts. Going forward, we expect general and administrative expenses to increase on an absolute real basis but decrease as a percentage of total revenue as we continue to focus on processes, systems and controls that will enable our internal support functions to grow concurrently with the growth of our business. We also anticipate increases to general and administrative expenses as we incur the expenses of compliance associated with being a publicly traded company, including legal, audit and consulting fees.

We allocate share-based payment expense to general and administrative expenses. These share-based expenses represent granted restricted shares to selected employees we consider to be key executives. We recognize our share-based payments as an expense in the statement of income based on their fair value over the vesting period. These charges have been significant in the past, and we expect that they will increase as we hire more employees and seek to retain existing employees.

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

Results of Operations

Year Ended December 31, 2021, compared to the Year Ended December 31, 2020

The following table sets forth our consolidated statements of income (loss) for the years ended December 31, 2021, and 2020:

	For the Year Ended December 31,
	2021	2020	Variation

	(in R$millions, except for percentages)
Statement of Income Data:
Net revenue	1,232.1	1,001.7	23.0%
Core(1)	936.0	841.1	11.3%
Supplemental(1)	296.1	160.6	84.4%
Cost of sales	(294.4)	(221.1)	33.2%
Gross profit	937.7	780.6	20.1%
Selling expenses	(496.3)	(372.3)	33.3%
General and administrative expenses	(328.7)	(270.6)	21.5%
Other income (expenses), net	16.7	(2.2)	(859.1)%
Operating profit	129.4	135.5	(4.5)%
Finance income	91.2	45.2	101.8%
Finance costs	(372.1)	(142.0)	162.0%
Finance result	(280.9)	(96.8)	190.2%
Share of (loss) profit of equity-accounted investees	(22.2)	0.4	n/a
(Loss) profit before income taxes	(173.7)	39.1	(544.2)%
Income taxes—income (expense)	15.6	(22.3)	(170.0)%
Current	(65.6)	(87.4)	(24.9)%
Deferred	81.2	65.1	24.7%
(Loss) profit for the year	(158.1)	16.8	n/a
(Loss) profit attributable to:
Equity holders of the parent	(158.1)	16.8	n/a
(1)	Our operating segments consist of our Core segment and our Supplemental segment. For further information, see note 25 to our audited consolidated financial statements.

Net Revenue

Net revenue for the year ended December 31, 2021, was R$1,232.1 million, an increase of R$230.4 million, or 23.0%, from R$1,001.7 million for the year ended December 31, 2020.

This increase was primarily attributable to:

(ii)

in the fourth quarter of 2021, the positive impact of our organic growth through the addition of new partner schools and upsell within our solutions, which resulted in a 28% increase in the Number of Enrolled Students for 2022 at our partner schools to 2,279,025 as of March 31, 2022, from the Number of Enrolled Students of 1,785,576 as of March 31, 2021; and

(iii)	the addition of new solutions to the portfolio, such as Me Salva!, Eduqo, Edupass, COC and Dom Bosco, all acquired in 2021.

This increase partially offset by the negative impact of student drop outs in our partner schools in the first three quarters of 2021, which led to a lower than expected revenue recognition for the period.

In our Core segment, net revenue for the year ended December 31, 2021, was R$936.0 million, an increase of R$94.9 million, or 11.3%, from R$841.1 million for the year ended December 31, 2020. This increase was primarily attributable to the successful commercial cycle for the 2022 school year, translating into a strong fourth quarter, and the acquisition of COC and Dom Bosco core brands from Pearson.

In our Supplemental segment, net revenue for the year ended December 31, 2021 was R$296.1 million, an increase of R$135.5 million, or 84.4% from R$160.6 million for the year ended December 31, 2020. This increase was primarily attributable to organic growth and the acquisition of new companies in 2021.

Cost of Sales

Cost of sales for the year ended December 31, 2021, was R$294.4 million, an increase of R$73.3 million, or 33.2%, from R$221.1 million for the year ended December 31, 2020. This increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. The increase in cost of sales was higher than our revenue growth due to new solutions in our base with lower gross margin.

As a percentage of net revenue, our cost of sales increased to 23.9% for the year ended December 31, 2021, compared to 22.1% for the year ended December 31, 2020.

In our Core segment, cost of sales for the year ended December 31, 2021, was R$228.5 million, an increase of R$37.6 million, or 19.7%, from R$190.9 million for the year ended December 31, 2020. As mentioned above, this increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and mix of solutions. As a percentage of net revenue in our Core segment, cost of sales increased to 24.4% in the year ended December 31, 2021, compared to 22.7% in the year ended December 31, 2020.

In our Supplemental segment, cost of sales for the year ended December 31, 2021, was R$65.9 million, an increase of R$35.7 million, or 118.2% from R$30.2 million for the year ended December 31, 2020. This increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and the addition of our supplemental solutions in our portfolio. As a percentage of net revenue in our Supplemental segment, cost of sales increased to 22.3% in the year ended December 31, 2021, compared to 18.8% in the year ended December 31, 2020.

Gross Profit

For the reasons discussed above, gross profit for the year ended December 31, 2021, was R$937.7 million, an increase of R$157.1 million, or 20.1%, from R$780.6 million for the year ended December 31, 2020. In our Core segment, gross profit for the year ended December 31, 2021, was R$707.5 million, an increase of R$57.4 million, or 8.8%, from R$650.2 million for the year ended December 31, 2020. In our Supplemental segment, gross profit for the year ended December 31, 2021, was R$230.2 million, an increase of R$99.8 million or 76.5%, from R$130.4 million for the year ended December 31, 2020.

Selling Expenses

Selling expenses for the year ended December 31, 2021, were R$496.3 million, an increase of R$124.0 million, or 33.3%, from R$372.3 million for the year ended December 31, 2020. This increase was primarily attributable to:

(i)	a R$42.8 million, or 25.6%, increase in sales personnel expenses, mainly attributable to new brands in our portfolio and the increase in the number of employees in our educational and pedagogical consulting teams to support our growth strategy going forward;
(ii)	a R$35.3 million, or 65.5%, increase in customer support expenses due to new brands in our portfolio and continuous investments for customer satisfaction, which increases as our school base grows;

(iii)	a R$22.1 million, or 28.6%, increase in depreciation and amortization expenses, mainly due the amortization of intangible assets acquired from business combinations in 2021 and in the last quarter of 2020;
(iv)	a R$22.7 million, or 94.1%, increase in sales & marketing expenses, the increase was mainly attributable to and increase in travel and events, which resumed in the second half of 2021 following travel and events restrictions related to COVID-19 pandemic during 2020 and the first half of 2021.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021, were R$328.6 million, an increase of R$58.1 million, or 21.5%, from R$270.6 million for the year ended December 31, 2020. This increase was primarily attributable to:

(ii)	a R$22.2 million increase in corporate personnel expenses totaling R$96.6 million for the year ended December 31, 2021, due to the 29.1% increase in the number of employees in our general administrative team, to 563 employees as of December 31, 2021, from 436 employees as of December 31, 2020; and
(ii)	a R$24.4 million increase in depreciation and amortization totaling R$39.6 million for the year ended December 31, 2021, mainly due to (i) depreciation and amortization of IT equipment acquired by Geekie,; (ii) amortization of intangible assets acquired during the year through a business combination; and (iii) amortization of licenses and software acquired for the development of new projects.
(iii)	a R$18.4 million increase in share-based compensation plan totaling R$88.2 million for the year ended December 31, 2021, from R$69.8 million for the year ended December 31, 2020.

Operating Profit

For the reasons discussed above, operating profit for the year ended December 31, 2021, was R$129.4 million, a decrease of R$6.1 million, or 4.5%, from R$135.5 million for the year ended December 31, 2020.

Finance Result

Finance result for the year ended December 31, 2021, was a net finance cost of R$280.9 million, an increase of R$184.1 million, from a net finance cost of R$96.8 million for the year ended December 31, 2020, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2021, was R$91.2 million, an increase of R$46.0 million, or 101.8%, from R$45.2 million for the year ended December 31, 2020. This increase was mainly attributable to the interest from financial investments.

Finance costs. Finance costs for the year ended December 31, 2021, was R$372.1 million, an increase of R$230.1 million, from R$142.0 million for the year ended December 31, 2020. This increase was primarily attributable to increase of (i) changes in accounts payable to selling shareholders and interest on acquisition of investments as described in note 17 of our consolidated financial statements; (ii) interest on loans and financing; (iii) changes in fair value of derivative instruments; and (iv) foreign exchange loss.

Share of Profit (Loss) of Equity-Accounted Investees

Share of profit (loss) of equity-accounted investees for the year ended December 31, 2021, was a loss of R$22.2 million, as compared to a profit of R$0.4 million for the year ended December 31, 2020, attributable to the performance of our equity-accounted investees.

(Loss) Profit before Income Taxes

For the reasons discussed above, for the year ended December 31, 2021, we recorded a loss before income taxes of R$173.7 million compared to a profit of R$39.1 million for the year ended December 31, 2020.

Income Taxes – Income (Expense)

For the year ended December 31, 2021, we recorded an income tax credit of R$15.6 million compared to an income tax expense of R$22.3 million for the year ended December 31, 2020. The income tax credit in 2021 was mainly attributable to: (i) reduction of current tax due to the incorporation of companies by CBE, which is operating at a loss, resulting in a 0 tax liability and (ii) the recognition of deferred tax credits over fiscal loss.

(Loss) Profit for the Year

As a result of the foregoing, loss for the year ended December 31, 2021, was R$158.1 million compared to a profit of R$16.8 million for the year ended December 31, 2020.

Year Ended December 31, 2020, compared to the Year Ended December 31, 2019

The following table sets forth our consolidated statements of income (loss) for the years ended December 31, 2020, and 2019:

	For the Year Ended December 31,
	2020	2019	Variation

	(in R$millions, except for percentages)
Statement of Income Data:
Net revenue	1,001.7	572.8	74.9%
Core(1)	841.1	433.3	94.1%
Supplemental(1)	160.6	139.5	15.1%
Cost of sales	(221.1)	(117.3)	88.5%
Gross profit	780.6	455.5	71.4%
Selling expenses	(372.3)	(199.8)	86.3%
General and administrative expenses	(270.6)	(191.4)	41.4%
Other income (expenses), net	(2.2)	(6.2)	(62.9)%
Operating profit	135.5	58.1	133.2%
Finance income	45.2	72.0	(37.2)%
Finance costs	(142.0)	(170.8)	(16.9)%
Finance result	(96.8)	(98.8)	(2.0)%
Share of profit (loss) of equity-accounted investees	0.4	(1.8)	(122.2)%
Profit (loss) before income taxes	39.1	(42.5)	(192.0)%
Income taxes—income (expense)	(22.3)	33.1	(167.4)%
Current	(87.4)	(46.9)	86.4%
Deferred	65.1	80.0	(18.6)%
Profit (loss) for the year	16.8	(9.4)	(278.7)%
Profit (loss) attributable to:
Equity holders of the parent	16.8	(9.4)	(278.7)%
Non-controlling interests	—	—	—
(1)	Our operating segments consist of our Core segment and our Supplemental segment. For further information, see note 25 to our audited consolidated financial statements.

Net Revenue

Net revenue for the year ended December 31, 2020, was R$1,001.7 million, an increase of R$428.9 million, or 74.9%, from R$572.8 million for the year ended December 31, 2019.

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
(iii)	in the fourth quarter of 2020, the positive impact of our organic growth through the addition of new partner schools and an increase in up-sales of our solutions, which resulted in a 44.1% increase in the Number of Enrolled Students for 2021 at our partner schools to 1,785,576 as of March 31, 2021, from the Final Number of Enrolled Students of 1,239,937 as of September 30, 2020; and

In our Core segment, net revenue for the year ended December 31, 2020, was R$841.1 million, an increase of R$407.8 million, or 94.1%, from R$433.3 million for the year ended December 31, 2019.

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

In our Supplemental segment, net revenue for the year ended December 31, 2020, was R$160.6 million, an increase of R$21.1 million, or 15.1% from R$139.5 million for the year ended December 31, 2019.

This increase was primarily attributable to the acquisition of Positivo on November 1, 2019, adding one ESL solution, PES, and the 86.4% increase in the number of enrolled students at partner schools (excluding Positivo), to the Final Number of Enrolled Students of 207,908(158,247 excluding Positivo supplemental solutions) as of September 30, 2020, from the Number of Enrolled Students of 84,875 as of March 31, 2019, and the addition of new supplemental solutions to our portfolio.

Cost of Sales

Cost of sales for the year ended December 31, 2020, was R$221.1 million, an increase of R$103.8 million, or 88.5%, from R$117.3 million for the year ended December 31, 2019. This increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. The increase in cost of sales was higher than our revenue growth due to new solutions in our base with lower gross margin.

As a percentage of net revenue, our cost of sales increased to 22.1% for the year ended December 31, 2020, compared to 20.5% for the year ended December 31, 2019.

In our Core segment, cost of sales for the year ended December 31, 2020, was R$190.9 million, an increase of R$93.4 million, or 95.8%, from R$97.5 million for the year ended December 31, 2019. As mentioned above, this increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and mix of solutions. As a percentage of net revenue in our Core segment, cost of sales increased to 22.7% in the year ended December 31, 2020, compared to 22.5% in the year ended December 31, 2019.

In our Supplemental segment, cost of sales for the year ended December 31, 2020, was R$30.2 million, an increase of R$10.5 million, or 53.3% from R$19.7 million for the year ended December 31, 2019. This increase was also primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and the addition of our supplemental solutions in our portfolio. As a percentage of net revenue in our Supplemental segment, cost of sales increased to 18.8% in the year ended December 31, 2020, compared to 14.1% in the year ended December 31, 2019.

Gross Profit

For the reasons discussed above, gross profit for the year ended December 31, 2020, was R$780.6 million, an increase of R$325.1 million, or 71.4%, from R$455.5 million for the year ended December 31, 2019. In our Core segment, gross profit for the year ended December 31, 2020, was R$650.2 million, an increase of R$314.4 million, or 93.6%, from R$335.8 million for the year ended December 31, 2019. In our Supplemental segment, gross profit for the year ended December 31, 2020, was R$130.4 million, an increase of R$10.6 million or 8.8%, from R$119.8 million for the year ended December 31, 2019.

Selling Expenses

Selling expenses for the year ended December 31, 2020, were R$372.3 million, an increase of R$172.5 million, or 86.3%, from R$199.8 million for the year ended December 31, 2019. This increase/decrease was primarily attributable to:

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

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2020, were R$270.6 million, an increase of R$79.2 million, or 41.4%, from R$191.4 million for the year ended December 31, 2019. This increase was primarily attributable to:

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

Operating Profit

For the reasons discussed above, operating profit for the year ended December 31, 2020, was R$135.5 million, an increase of R$77.4 million, or 133.2%, from R$58.1 million for the year ended December 31, 2019.

Finance Result

Finance result for the year ended December 31, 2020, was a net finance cost of R$96.8 million, a decrease of R$2.0 million, from a net finance cost of R$98.8 million for the year ended December 31, 2019, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2020, was R$45.2 million, a decrease of R$26.8 million, or 37.2%, from R$72.0 million for the year ended December 31, 2019. This decrease was mainly attributable to the interest from financial investments.

Finance costs. Finance costs for the year ended December 31, 2020, was R$142.0 million, a decrease of R$28.8 million, from R$170.8 million for the year ended December 31, 2019. This decrease was primarily attributable to the effects of changes in fair value of accounts payable to selling shareholders (International School acquisition debt), which decreased R$69.1 million, while the interest in acquisition of investments (mainly International School and Position acquisitions debt) had an increased impact of R$26.2 million.

Share of Profit (Loss) of Equity-Accounted Investees

Share of profit (loss) of equity-accounted investees for the year ended December 31, 2020, was a profit of R$0.4 million, as compared to a loss of R$1.8 million for the year ended December 31, 2019, attributable to the performance of our equity-accounted investees.

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

Profit (Loss) for the Year

As a result of the foregoing, profit for the year ended December 31, 2020, was R$16.8 million compared to a loss of R$9.4 million for the year ended December 31, 2019.

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow

	For the Year Ended December 31,
	2021	2021	2020	2019	2018

	US$ millions(1)	R$ millions
Adjusted EBITDA(2)	77.2	430.9	381.1	209.4	142.0
Adjusted Net Income(3)	23.9	132.9	220.3	169.6	112.3
Free Cash Flow(4)	(33.5)	(186.9)	(15.2)	(61.7)	55.9

(1)	For convenience purposes only, amounts in reais as of December 31, 2021, have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For a reconciliation between our Adjusted EBITDA and our profit for the year, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation between Adjusted EBITDA and Profit for the Year.”
(3)	For a reconciliation of our Adjusted Net Income, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Adjusted Net Income from Profit (Loss) for the Year.”
(4)	For a reconciliation of our Free Cash Flow, see “—Reconciliations for Non-GAAP Financial Measures—Reconciliation of Free Cash Flow from Net Cash Flows from Operating Activities.”

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA and Adjusted Net Income to our profit (loss) for the years ended December 31, 2021, 2020, 2019 and 2018, our most recent directly comparable financial measures calculated and presented in accordance with IFRS, as well as reconciliations between Free Cash Flow and net cash flows from operating activities for the years ended December 31, 2021, 2020, 2019 and 2018, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation between Adjusted EBITDA and Profit for the Year

	For the Year Ended December 31,
	2021	2021	2020	2019	2018

	US$ millions(1)	R$ millions
Adjusted EBITDA Reconciliation
Profit (loss) for the year	(28.3)	(158.1)	16.8	(9.4)	(82.9)
(+/-) Income taxes benefit (expense)	(2.8)	(15.6)	22.3	(33.1)	(18.0)
(+/-) Finance result	50.3	280.9	96.8	98.8	162.2
(+) Depreciation and amortization	34.9	194.9	127.5	48.3	19.6
(+) Share of loss of equity-accounted investees	4.0	22.2	(0.4)	1.8	0.8
(+) Share-based compensation plan	15.8	87.8	69.8	67.0	60.3
(+) M&A expenses(2)	2.9	16.1	13.8	28.9	—
(+) Non-recurring expenses(3)	0.1	0.6	19.5	7.1	—
(+) Effects related to COVID-19 pandemic(4)	0.4	2.1	15.0	—	—
Adjusted EBITDA	77.3	430.9	381.1	209.4	142.0
(1)	For convenience purposes only, amounts in reais as of December 31, 2021, have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	M&A expenses corresponds to the non-recurring expenses related to the acquisitions of the year, such as consulting and legal services (including International School arbitration legal services)
(3)	Non-recurring expenses are related to consulting expenses for Sarbanes-Oxley (SOX) first year implementation.

(4)	Expenses related to the COVID-19 pandemic, which include mainly expenses related to health care in food and emotional health programs offered to the Company’s employees.

Reconciliation of Adjusted Net Income from Profit (Loss) for the Year

	For the Year Ended December 31,
	2021	2021	2020	2019	2018

	US$ millions(1)	R$ millions
Reconciliation of Adjusted Net Income
Profit (loss) for the year	(28.3)	(158.1)	16.8	(9.4)	(82.9)
(+) Share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units)	15.8	87.8	69.8	67.0	60.3
(+) Amortization of intangible assets from business combinations(2)	18.5	103.2	76.1	23.1	11.8
(+/-) Changes in fair value of derivative instruments(3)	(0.2)	(0.9)	(0.6)	(0.5)	(0.7)
(+/-) Changes in fair value of derivative instruments – convertible notes (4)	7.2	40.1	—	—	—
(+/-) Changes in accounts payable to selling shareholders(5)	15.7	87.8	20.3	89.4	130.4
(+) Share of loss of equity-accounted investees	—	—	(0.4)	1.8	0.8
(+) Foreign exchange effects on cash and cash equivalents	—	—	(0.2)	0.6	34.4
(+) Interest income (expenses), net(6)	12.8	71.4	67.1	41.2	9.8
(+/-) Tax effects(7)	(21.0)	(117.2)	(76.9)	(79.6)	(51.5)
(+) M&A expenses(8)	2.9	16.1	13.8	28.9	—
(+) Non-recurring expenses(9)	0.1	0.6	19.5	7.1	—
(+) Effects related to COVID-19 pandemic(10)	0.4	2.1	15.0	—	—
Adjusted Net Income(11)	23.9	132.9	220.3	169.6	112.3
(1)

For convenience purposes only, amounts in reais as of December 31, 2021, have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)

Refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions. For further information, see note 14 to our audited consolidated financial statements.

(3)

Refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs. For further information, see note 22 to our audited consolidated financial statements.

(4) Refers to changes in fair value of derivative instruments from put option to convert senior notes. For further information, see note 23 to our audited consolidated financial statements.

(5)

Refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs. For further information, see note 17 to our audited consolidated financial statements.

(6)	Refers to interest expenses related to accounts payable to selling shareholders from business combinations.
(7)

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

(8)	M&A expenses corresponds to the non-recurring expenses related to the acquisitions of the year, such as consulting and legal services (including International School arbitration legal services).
(9)	Non-recurring expenses are related to consulting expenses for Sarbanes-Oxley (SOX) first year implementation.
(10)	Expenses related to the COVID-19 pandemic.
(11)

Adjusted net income reflects the adjusted result of the business, excluding the effects of the special items described above. For purposes of the calculation of Adjusted Net Income for the year ended December 31, 2021, we have excluded the following adjustments that we applied to the calculation of Adjusted Net Income for prior periods: (i) Foreign exchange effects on cash and cash equivalents; (ii) share of loss of equity‑accounted investees and (iii) Interest income (expenses) linked to a fixed rate (we will maintain the adjustment for Interest income (expenses) that refers to adjustments by fair value). These adjustments will not be applied to the calculation of Adjusted Net Income going forward. We believe that eliminating these adjustments from our calculation of Adjusted Net Income for the year ended December 31, 2021 and going forward does not impact our investors’ ability to assess our results of operations. We have not retroactively restated Net Adjusted Income for the periods prior to 2021.

Reconciliation of Free Cash Flow from Net Cash Flows from Operating Activities

	For the Year Ended December 31,
	2021	2021	2020	2019	2018

	US$millions(1)	R$millions
Reconciliation of Free Cash Flow
Net cash flows generated from (used in) operating activities	4.4	24.5	92.4	(7.6)	92.1
Acquisition of property and equipment	(10.8)	(60.1)	(10.8)	(11.0)	(6.9)
Acquisition of intangible assets	(27.1)	(151.3)	(96.8)	(43.1)	(29.4)
Free Cash Flow	(33.5)	(186.9)	(15.2)	(61.7)	55.9
(1)

For convenience purposes only, amounts in reais as of December 31, 2021, have been translated to U.S. dollars using an exchange rate of R$5.581 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2021, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

B.    Liquidity and Capital Resources

As of December 31, 2021, we had R$1,184.4 million in cash and cash equivalents and financial investments (current). We believe that our current available cash and cash equivalents and financial investments and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following discussion of our liquidity and capital resources is based on the financial information derived from the audited consolidated financial statements included elsewhere in this annual report.

Cash Flows

	For the Year Ended December 31,
	2021	2020	2019

	(in thousands of reais)
Cash Flow Data
Net cash flows generated from (used in) operating activities	24,496	92,351	(7,615)
Net cash flows used in investing activities	(1,493,992)	(479,676)	(631,442)
Net cash flows generated from financing activities	1,243,458	762,647	676,211

Operating Activities

We recorded net cash flows generated from operating activities of R$24.5 million in 2021, compared to net cash flows generated from operating activities of R$92.4 million in 2020. In 2021, our net cash flows generated from operating activities were affected by: (i) adjustments for changes in our operating assets and liabilities amounted to a negative cash flow of R$299.1 million mainly due to R$184.5 million of accounts receivable, R$62.9 million of other assets which consists primarily of prepaid expenses, and R$62.2 million of inventories; and (ii) we paid income tax and social contribution in cash totaling R$72.6 million, R$20.3 million of interest paid on loans and financing and R$13.7 million of interest paid on accounts payable to selling shareholders.

We recorded net cash flows generated from operating activities of R$92.4 million in 2020, compared to net cash flows used in operating activities of R$7.6 million in 2019. In 2020, our net cash flows generated from operating activities were affected by the impact of our organic growth through the acquisition of new companies, in addition to adding new partner schools and an increase in up-sales of our solutions during the period.

Investing Activities

Our net cash used in investing activities was R$1,494.0 million in the year ended December 31, 2021, compared to net cash used in investing activities of R$479.7 million in the year ended December 31, 2020, primarily due to the net impact of purchases (maturities) of financial investments of R$265.1 million and cash paid for the acquisition of subsidiaries during the year of R$897.2 million, cash paid for additional investments and interests in other companies of R$125.2 million, and cash paid for the acquisition of property and equipment and intangible assets of R$211.4 million.

Our net cash used in investing activities was R$479.7 million in the year ended December 31, 2020, compared to net cash used in investing activities of R$631.4 million in the year ended December 31, 2019, primarily due to the impact of the purchase of financial investments of R$130.1 million and the amount paid in acquisition of subsidiaries during this year of R$204.3 million.

Financing Activities

Our net cash flows generated from financing activities for the year ended December 31, 2021, was R$1,243.5 million, compared to R$762.6 million in the year December 31, 2020, primarily due to borrowings to finance the acquisition of subsidiaries of R$1,468.5 million and cash paid to repurchase the Company’s shares pursuant to the Share Repurchase Program of R$200.8 million.

Our net cash flows generated from financing activities for the year ended December 31, 2020, was R$762.6 million, compared to R$676.2 million in the year December 31, 2019, primarily due to net proceeds from public offerings, which in 2020 was R$ 591.9 million and in 2019 was R$589.6 million. Additionally, in 2020 we received R$498.4 million from loans and financing, and R$97.6 million in 2019.

Indebtedness

As of December 31, 2021, our total outstanding indebtedness was R$1,831.3 million.

On December 1, 2021, we issued US$150 million in senior notes convertible into our Class A common shares (US$100 million to Dragoneer, and US$50 million to General Atlantic), bearing interest at 8% per annum in fixed Brazilian reais and maturing on November 15, 2028. Each note will be convertible at the option of the holder into our Class A common shares at the agreed conversion rate, which is equivalent to an initial conversion price of US$29 per share. The conversion price represents an approximately 65% premium to the trailing 30-day volume-weighted share price at the time of signing the investment agreements for the convertible notes. Dragoneer and General Atlantic will beneficially own approximately 5.6% and 2.8%, respectively, of our total shares (on an as converted basis for the convertible senior notes).

On November 11, 2021, Arco Educação, acting as guarantor, entered into an international loan agreement with Itaú Unibanco Nassau Branch, as lender, and Geekie, as borrower, in the amount of US$11.0 million. The loan accrues interest at a rate equal to 2.452% per annum and is repayable in equal quarterly installments from February 10, 2022, to October 28, 2024. We contracted swap derivatives financial instruments to protect our exposure to the foreign currency risk, which changes the effective interest rate for this loan to 100% of the CDI rate + 1.7% per annum.

On August 25, 2021, we issued through our wholly owned subsidiary, Companhia Brasileira de Educação e Sistemas de Ensino S.A., R$900 million in debentures, bearing interest at the CDI rate plus 1.7% per annum and maturing on August 25, 2023.

On January 1, 2021, CBE acting as guarantor, entered into a lease agreement with HP Financial Services Arrendamento Mercantil S.A. and Geekie. In addition, on April 1, 2021, Arco Educação, acting as guarantor, entered into a lease agreement with HP Financial Services Arrendamento Mercantil S.A. and Geekie.

On July 1, 2020, we entered into a loan agreement with Banco Santander (Brasil) S.A. in the amount of R$100.0 million. The loan accrues interest at a rate equal to 100% of the CDI rate plus 2.7% per annum. The loan was repaid in December 2021.

On July 1, 2020, we entered into two loan agreements with Itaú Unibanco S.A. in the amount of R$100.0 million each, both loans maturing in January 2022 (single installment). The loans accrue interest at a rate equal to 100% of the CDI rate plus 2.7% per annum, payable in 17 installments, and were repaid in full on January 3, 2022.

As collateral for the payment of the remaining purchase price of Positivo Acquisition, on October 25, 2018, we have entered a bank guarantee with Banco Bradesco S.A. In accordance with the terms of such bank guarantee, 100% of the shares held by Arco Brazil in SAE and 20% of the shares held by Arco Brazil in CBE were assigned in guarantee (alienação fiduciária) to Banco Bradesco S.A.

On November 13, 2018, we have entered into a fiduciary agreement with Banco Safra S.A., as amended on December 3, 2020, to guarantee the payment due under the lease agreements of our São Paulo offices located at Rua Augusta 2840. For further information, see note 13 to our audited consolidated financial statements.

Off-balance sheet arrangements

As of December 31, 2021, we did not have any off-balance sheet arrangements.

Capital Expenditures

In the years ended December 31, 2021, 2020 and 2019 we made capital expenditures of R$211.4 million, R$107.6 million and R$54.1 million, respectively. These capital expenditures mainly include expenditures related to the acquisition of property and equipment and the acquisition of intangible assets. Our capital expenditures increased in 2021 as compared to 2020 mainly due to: (i) increased investments in educational technology as we prepare Arco solutions to migrate to a single technological backbone structure in the upcoming years in the amount of R$43.7 million; (ii) acquisition of software licenses and development of new projects in R$43.6 million; and (iii) acquisitions for the development of educational content in the 2021 school year of R$32.3 million.

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

On January 6, 2021, our Board of Directors approved the Repurchase Program to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. Our Board of Directors will review the Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the Repurchase Program. We expect to use our existing funds to fund repurchases made under the Repurchase Program.

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

As of the date of this annual report, we had purchased an aggregate of 1,818,779 Class A common shares for a total of approximately US$43.2 million under the Repurchase Program.

C.     Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company—D. Property, plant and equipment—Intellectual Property.”

D.    Trend Information

For a discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Underlying Trends.”

E.    Critical Accounting Estimates

Not applicable.

F.    Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2021:

	Less than	3 to 12	1 to 5	More than
December 31, 2021	3 months	months	years	5 years	Total
Trade payables	103.3	—	—	—	103.3
Lease liabilities	6.0	14.1	22.9	0.1	43.1
Loans and financing	213.2	15.2	960.9	642.0	1,831.3
Derivative financial liabilities	—	—	—	223.6	223.6
Accounts payable to selling shareholders(1)	379.5	420.1	869.2	—	1,668.8
	702.0	449.4	1,853.0	865.7	3,870.1
(1)	See note 16 to our audited consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Cayman Islands Companies Act (As Revised) or the Companies Act.

Board of Directors

As of December 31, 2021, our board of directors was composed of eight members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or vacation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

On May 17, 2021, our board of directors appointed Paula Soares de Sá Cavalcante as a member of the board of directors. The appointment of Ms. Cavalcante, a member of Arco’s founding family, is part of a long-term succession plan for Mr. Oto de Sá Cavalcante and reinforces the family’s long-term commitment to our Company. The appointment of Ms. Cavalcante will be formally ratified at our annual meeting scheduled to take place on April 29, 2022.

We have service contracts with our executive directors that provide the general terms of their services and applicable compensation.

The following table presents the names of the current members of our board of directors.

Name	Date of birth	Position
Oto Brasil de Sá Cavalcante	05/27/1946	Chairman
Ari de Sá Cavalcante Neto	07/08/1979	Director
Paula Soares de Sá Cavalcante	12/02/1982	Director
Beatriz Amary	07/16/1978	Independent Director*
Carla Schmitzberger	06/21/1962	Independent Director*
Edward Ruiz	04/10/1950	Independent Director*
Martin Escobari	12/03/1971	Independent Director
Stelleo Tolda	11/20/1967	Independent Director

*Member of our Audit Committee.

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

Paula Soares de Sá Cavalcante is a member of our board of directors, a position she has held since May 2021. Ms. Cavalcante previously worked at Deloitte in the auditing and mergers and acquisitions areas for four years. She holds a bachelor’s degree in Business Administration from the University of Fortaleza and a postgraduate degree in Finance from Insper.

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

Martin Escobari is a member of our board of directors, a position he has held since August 2018. He has been with General Atlantic since 2012, and is a member of its Executive Committee, is the Chair of its Investment Committee, and is the head of its Latin America business. Mr. Escobari serves on the board of directors of Empreendimentos Pague Menos SA, Invekra, S.A.P.I. de C.V. (d/b/a Laboratórios Sanfer, S.A. de C.V.), Grupo Axo, S.A.P.I. de C.V. and XP Investimentos, and has previously served on the boards of Ourofino Saude Animal Participações S.A., Sura Asset Management, Smiles S.A. Aceco TI Participações S.A., Grupo Linx and Decolar.com, Inc. Mr. Escobari co-founded submarino.com and was its chief financial officer from 1999 to 2007. He was an associate at the Boston Consulting Group (New York) from 1994 to 1996, an investment officer at the private equity firm GP Investimentos from 1998 to 1999, and a managing director at Advent International from 2007 to 2011. Mr. Escobari holds a bachelor’s degree in economics from Harvard College (Harvard University) and an MBA (George F. Baker Scholar) from Harvard Business School. He serves on the board of Primeira Chance, a scholarship program for gifted children in Brazil and is active with Endeavor Brazil, where he mentors young entrepreneurs. Mr. Escobari is also a member of the Brazil office of Harvard’s Rockefeller Center for Latin American Studies.

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

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2021)
Country of Principal Executive Offices:	Brazil
Foreign Private Issuer:	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	8

				Did Not
				Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	3	5	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—	—	—	—
LGBTQ+	—	—	—	—
Did not Disclose Demographic Background	—	—	—	—

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

The following table lists our current executive officers:

Name	Date of birth	Position
Ari de Sá Cavalcante Neto	07/08/1979	Chief Executive Officer
Roberto Otero	09/12/1988	Chief Financial Officer
Renata Ferraz de Toledo Machado	04/01/1980	Chief Operating Officer
Alexandre Nakamaru	07/29/1976	Accounting and Legal Officer
João Cunha Silva	10/27/1985	Chief Product Officer

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil.

Roberto Otero is our Chief Financial Officer, a position he has held since May 6, 2021, when he joined the Company. Prior to joining Arco, he was an Executive Director of Bank of America Merrill Lynch, working as an Equity Research analyst leading the Education, Healthcare and Infrastructure sectors from 2009 to 2021, with work experiences in both Sao Paulo and New York City. Mr. Otero has an extensive background in corporate finance, financial planning, investor relations and financial accounting. Mr. Otero holds a bachelor’s degree in Business Administration and Economics from Fundação Getulio Vargas (FGV-EAESP).

Renata Ferraz de Toledo Machado is our Chief Operating Officer, a position she has held since February 17, 2022. Ms. Machado joined Arco in September 2019 and is currently responsible for Arco’s Operations and Supply Chain area, and is also our People Executive Officer. Prior to joining Arco, Ms. Machado was an Associate Partner at McKinsey & Company, where for 5 years she held a leading role in projects related to digital transformation for the banking segment, projects related to bottom line operational improvements, and projects related to best organizational practices to accelerate the delivery of innovation and new products. Ms. Machado holds a bachelor’s degree in Economics from Universidade de São Paulo (USP), a master’s degree in Economics from Fundação Getúlio Vargas (FGV-EAESP) and an MBA from the University of Chicago.

Alexandre Nakamaru is our Accounting and Legal Officer, a position he has held since May 6, 2021. Mr. Nakamaru joined Arco in June 2019 as Financial Officer. Mr. Nakamaru has 18 years of experience working at large multinational companies in Brazil (including Monsanto, AmBev and Natura), in audit roles at Deloitte and as the Chief Financial Officer of two private equity owned companies. Mr. Nakamaru holds a bachelor’s degree in business administration from Fundação Armando Alvares Penteado (FAAP) and a post-graduation degree in controllership from Fundação Getúlio Vargas (FGV-EAESP).

João Cunha Silva is our Chief Product Officer, a position he has held since September 2, 2020. Mr. Cunha is currently our Chief Product Officer and Chief Executive Officer of SAS, one of our core business units, position held since 2018. Mr. Cunha joined Arco in January 2011 and has occupied several positions since then, including as Arco’s Chief Operating Offer, from February 2018 to September 2020. Prior to joining Arco, Mr. Cunha Silva was an associate at Boston Consulting Group from January 2008 to September 2009. He holds a bachelor’s degree in Computer Engineering from Universidade Estadual de Campinas (Unicamp), and a certificate from the Executive Leadership Development program at Stanford University.

Family Relationships

Oto Brasil de Sá Cavalcante, our Chairman, is the father of Ari de Sá Cavalcante Neto, our Chief Executive Officer, and of Paula Soares de Sa Cavalcante, a member of our board of directors.

Directors’ and Officers’ Insurance

We have contracted civil liability insurance coverage for acts carried out by our directors and executive officers in the course of their duties.

B.    Compensation

Compensation of Directors and Key Executives

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management receive fixed, variable and share-based compensation. They also receive benefits in line with market practice in Brazil.

Fixed Compensation

The fixed component of their compensation is set on market terms and adjusted annually. In general, approximately 32% of our management compensation is composed of a fixed component.

Variable Compensation

The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses or paid to executive officers and members of our management based on previously agreed targets for the business. The variable compensation represents approximately 68% of our management compensation, 50% of which is connected to our corporate goals.

Share-based Compensation

Shares (or the cash equivalent) are awarded under our share options long-term incentive program, as discussed below. We believe that our Long-Term Incentive Plan enhances the dedication of our executives towards achieving our goals.

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

As of March 31, 2022, we had 118,155 restricted shares units outstanding under the Regular Program and Matching Program.

Regular Programs

The Restricted Plan Advisory Committee approves the participants of each Regular Program, from time to time. The table below shows the grant date and market value on the grant date of the share units granted by us up to March 31, 2022, under the Regular Programs.

Grant Date	Regular Program*	No. of Unit Shares (up to)	Value per Unit Share
April 30, 2019	1st Program	542,760	R$	126.76
June 30, 2019	3rd Program	3,086	R$	192.19
October 15, 2019	2nd Program	37,929	R$	200.18
January 23, 2020	4th Program	13,000	R$	214.48
March 2, 2020	5th Program	36,673	R$	238.93
March 4, 2020	6th Program	13,164	R$	254.21
September 3, 2020	7th Program	3,600	R$	245.18
November 19, 2020	8th Program	6,648	R$	216.63
February 10, 2021	9th Program	70,320	R$	204.03
February 10, 2021	10th Program	1,838	R$	204.03
February 26, 2021	11th Program	1,836	R$	196.58
June 24, 2021	14th Program	107,770	R$	165.21
September 30, 2021	15th, 16th, 17th, 18th and 19th Program	872,750	R$	118.02
March 25, 2022	20th Program	2,900	R$	96.84

*The 12th and 13th Programs are the 1st and 2nd Matching Programs respectively, as described below.

All such shares will be available for sale by the beneficiaries annually, over three or four years, on each date of the anniversary of the IPO or March 31, depending on the program.

Matching Program

On February 26, 2021, our Restricted Shares Plan Advisory Committee approved our first Matching Program (12th Program). On June 1, 2021, our second Matching Program was approved (13th Program). The table below shows the grant date and market value on the grant date of the share units granted by us up to March 31, 2021, under the Matching Programs.

Grant Date	Matching Program	No. of Unit Shares	Value per Unit Share
February 26, 2021	1st Program	9,364	R$	196.58
June 1, 2021	2nd Program	476	R$	148.28

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

After our initial public offering in September 2018, all the options of the LTIP I were cancelled and reissued by Arco and automatically vested, generating an expense in our consolidated statement of income (loss) of R$59,747 thousand in 2018 (compared to an expense of R$1,359 thousand in 2017 and an expense of R$2,043 thousand in 2016). As of December 31, 2019, all 1,091,039 share options were exercised by the beneficiaries and no additional options were granted under the LTIP I.

C.    Board Practices

Committees of the Board of Directors

Our board of directors has two standing committees: Audit Committee and Compensation Committee.

Audit Committee

The audit committee, which consists of Edward Ruiz, Beatriz Amary and Carla Schmitzberger, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Edward Ruiz serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Edward Ruiz is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Edward Ruiz, Beatriz Amary and Carla Schmitzberger dos Santos satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee is governed by a charter that complies with Nasdaq rules. The audit committee is responsible for, among other matters:

●	the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

●	reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
●	obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
●	confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
●	reviewing with management and the independent auditor, in separate meetings whenever the Audit Committee deems appropriate, any analyses or other written communications prepared by the Management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;
●	reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
●	approving or ratifying any related person transaction in accordance with our internal policies and applicable legislation; and
●	review, direct and supervise the actions of the Ethics Committee, which analyzes, investigates and take the proper measures in case of misconduct by any employee and breaches of the Company’s Code of Ethics and other internal policies.

The audit committee meets as often as it determines is appropriate to carry out its responsibilities, but in any event, meets at least four times per year.

Compensation Committee

Our compensation committee was created on March 12, 2020, by our board of directors, and it is composed of two members, Edward Ruiz and Carla Schmitzberger.

Our compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The committee reviews the total compensation package for our executive officers and directors and recommends to the board of directors for determination the compensation of each of our directors and executive officers and will periodically review and approve any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and benefits plans. Our board of directors has determined that Edward Ruiz and Carla Schmitzberger satisfy the requirements set forth Nasdaq Listing Rule 5605(d), which requires that a compensation committee consist entirely of independent directors.

Restricted Shares Plan Advisory Committee

Our restricted shares plan advisory committee was created on September 30, 2019, by our board of directors, and its composed by three members, Ari de Sá Cavalcante Neto, Renata Ferraz de Toledo Machado (our Chief Operating Officer) and Alexandre Shozo Nakamaru (our Accounting and Legal Officer), which assists the board of directors on matters regarding the Restricted Shares Grant Plan.

D.    Employees

As of December 31, 2021, 2020 and 2019, we had 2,986, 2,746 and 1,949 employees, respectively. As of December 31, 2021, 553 of these employees were based in our offices in Fortaleza, 854 of these employees were based in our offices in Curitiba, 1,145 of these employees were based in our offices in São Paulo and 434 were based in cities elsewhere in Brazil. As of December 31, 2021, 2020 and 2019, we had 495, 461 and 362 sales consultants, respectively. References in this annual report to sales consultants are to our commercial team in the field. We also engage temporary employees and consultants as needed to support our operations.

We update the full-time personnel functions into 6 categories as described below:

●	Key Executives: Composed of Arco’s CEO, CFO, CPO, A&LO, Arco Plus CEO, COO, CTO, Positivo CEO and ESG Director;
●	Business Unit Directors: CEOs of Arco’s business units (Directors who report directly to Arco’s CEO have not been accounted in this category, but only as key executives);
●	Technology and Content Development: staff and management of our technology and content development teams;
●	Sales and Marketing: staff and management of our sales and marketing teams;
●	Customer support: staff and management of our customer support teams; and
●	General and Administrative: staff and management of our administrative teams.

The table below breaks down our full-time personnel by function as of December 31, 2021.

	Number of
Function	Employees	% of Total
Key Executives	9	0%
Business Unit Directors	10	0%
Technology and Content Development	892	30%
Sales and Marketing	753	26%
Customer Support	759	25%
General and Administrative	563	19%
Total	2,986	100%

The table below breaks down our full-time personnel by function as of December 31, 2021, 2020 and 2019:

	Number of	Number of	Number of
Function	Employees 2021	Employees 2020	Employees 2019
Key Executives	9	9	7
Business Unit Directors	10	5	2
Technology and Content Development	892	902	722
Sales and Marketing	753	799	541
Customer Support	759	580	336
General and Administrative	563	451	341
Total	2,986	2,746	1,949

Our employees are represented by labor unions through collective agreements (convenções coletivas) they have with such labor unions. These collective agreements are renegotiated annually. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

None of our executive officers have entered into employment agreements directly with the Company. All the employment agreements of the executive officers were entered into with CBE. Those agreements are the sole agreement existing to regulate the executive officers’ activities.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2021.

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

The percentages of beneficial ownership in the table below are calculated as of December 31, 2021, on the basis of (i) 29,450,551 Class A common shares outstanding, and (ii) 27,400,848 Class B common shares outstanding. In addition to the shares detailed below, we have a total of 28,346,059 Class A common shares outstanding that are publicly traded as of December 31, 2021.

Unless otherwise indicated below, the address for each beneficial owner is c/o Arco, Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo - SP, 01412-100, Brazil.

	Shares Beneficially Owned as of December 31, 2021				% of Total
	Class A		Class B		Voting
Shareholders	Shares	%	Shares	%	Power(1)
5% Shareholders
Oto Brasil de Sá Cavalcante(3)	—	—	18,966,953	69.2%	62.5%
Ari de Sá Cavalcante Neto(2)	371,777	1.3%	8,297,485	30.3%	27.5%
Other Shareholders
Other Shareholders	—	—	112,710	*	*
Treasury	605,316	2.1%	—	—	—
Executive Officers and Directors
Oto Brasil de Sá Cavalcante(3)	—	—	18,966,953	69.2%	62.5%
Ari de Sá Cavalcante Neto(2)	371,777	1.3%	8,297,485	30.3%	27.5%
Paula Soares de Sá Cavalcante	—	—	*	*	*
João Cunha Silva	*	*	—	—	*
Roberto Rabello Otero	—	—	—	—	—
Alexandre Nakamaru	*	*	—	—	*
Martin Escobari	—	—	—	—	—
Stelleo Tolda	—	—	—	—	—
Edward Ruiz	*	*	—	—	*
Beatriz Amary	—	—	—	—	—
Carla Schmitzberger	—	—	—	—	—
All directors and executive officers as a group	560,762	1.9%	27,264,438	99.5%	89.8%
*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and articles of association.”
(2)	Indirectly owns Class B common shares through ASCN Investments Ltd.
(3)	Indirectly owns Class B common shares through OSC Investments Ltd.

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

B.     Related party transactions

Educational Agreement—International School Program

On August 2, 2016, Educadora ASC Ltda., or Educadora ASC, entered into an agreement with International School, pursuant to which International School agreed to (i) make available to Educadora ASC an educational platform that it developed, and (ii) supply to Educadora ASC the related materials, and Educadora ASC agreed to pay certain fees to International School in connection therewith. The net revenue from sales to Educadora ASC totaled R$1.1 million, R$2.9 million and R$3.2 million for the years ended December 31, 2021, 2020 and 2019.

Development and Promotion of Educational Materials Agreement

On August 29, 2014, Educadora ASC and Livraria ASC Ltda., or Livraria ASC, entities under common control of our controlling shareholder, entered into an agreement with SAS Desenvolvimento e Promoção de Material Didático, or SAS Material Didático, which was merged into CBE on January 2021, pursuant to which (i) SAS Material Didático agreed to (a) make available to Educadora ASC and Livraria ASC an educational platform that it developed, and (b) supply to Educadora ASC and Livraria ASC the related materials, and (ii) Educadora ASC agreed to promote the educational platform and share its expertise in educational management with SAS Material Didático, and Educadora ASC and Livraria ASC agreed to pay certain fees to SAS Material Didático in connection therewith.

The agreement is for an initial term of 10 years and will be automatically renewed for an additional 5 years or 10 years respectively, should there be a change of control or initial public offering of CBE or any of the companies in SAS Material Didático’s economic group. The net revenue from sales to Educadora ASC totaled R$0.3 million, R$0.3 million and R$0.4 million for the years ended December 31, 2021, 2020 and 2019, respectively. The net revenue from sales to Livraria ASC totaled R$3.3 million, R$4.9 million and R$5.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. Due to the merger of SAS Desenvolvimento (or Arco Ventures) with CBE, on December 2020, the agreements with Educadora ASC and Livraria ASC were assigned to CBE as a part of the group reorganization. The values described herein for December 2020 consists of the total net revenue, considering the sales for SAS Desenvolvimento and CBE.

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

On June 1, 2021, we lent R$5.5 million to Geekie, in accordance with the investment agreement executed on November 27, 2020. The loan is payable in a single instalment in June 2022, bears an interest of 110% of the CDI and is secured by the shares of Geekie Partners S.A. in Geekie.

Inter Company Loan Agreements

We have entered into several intercompany loan agreements that have not yet matured in order to develop our activities, as described below:

Lender	Date of the Agreement		Total Principal Amount	Interest Rate	Maturity Date
Arco Educação	March 27, 2020	R$	5 million	100% of the CDI	March 27, 2023
Arco Educação	April 15, 2020	R$	11.5 million	100% of the CDI	March 27, 2023
Arco Educação	February 1st, 2021	US$	10 million	100% of the CDI	March 31, 2023
Arco Educação	March 31, 2021	R$	35 million	100% of the CDI	March 31, 2024
Companhia Brasileira	April 7, 2021	R$	35 million	100% of the CDI	March 31, 2023
Companhia Brasileira	April 13, 2021	R$	35 million	100% of the CDI	March 31, 2025
Arco Educação	August 23, 2021	US$	3 million	100% of the CDI	March 31, 2024

Arco Educação	September 15, 2021	US$	10 million	100% of the CDI	March 31, 2026
Arco Educação	October 4, 2021	US$	10 million	100% of the CDI	March 31, 2024
Arco Educação	January 6, 2022	US$	10 million	100% of the CDI	March 31, 2026

Investment in Isaac

On January 25, 2021, we entered into a Series B Ordinary Shares Purchase Agreement, among other ancillary and transactional documents, with INCO Limited, or INCO, the controlling entity of OISA Tecnologia e Serviços Ltda., or OISA (a company indirectly controlled by David Peixoto dos Santos, Arco’s former CFO), pursuant to which we acquired 8,571,427 series B ordinary shares, equivalent to 30% of the total stock capital of INCO, for a R$25million. INCO Limited provides financial assistance to private schools.

In addition, on April 22, 2021, we and other investors entered into a Series A and Series A-1 Preferred Shares Purchase Agreement, pursuant to which we acquired 3,653,788 Series A Preferred Shares of INCO Limited, for R$33.2 million, with the option to acquire an additional 2,935,010 Series A-1 Preferred Shares, which was exercised on September 17, 2021 for an amount of R$52.0 million.

As of March 31, 2022, INCO Limited had additional investments rounds in which we did not participate. As of the date of this annual report, we hold 47,375,702 shares of INCO Limited, equivalent to 25.06% of its total capital stock (22.43% on fully diluted basis) and made a total investment equivalent to R$110.3 million.

Sale of Escola de Aplicação São José dos Campos Ltda.

On January 2, 2019, we sold the shares we owned in Escola de Aplicação São José dos Campos Ltda. to its minority shareholders. The transaction price of R$3.7 million will be paid in sixteen quarterly installments from January 2022 to October 2025, adjusted by the IGP-M. On October 23, 2020, the buyers have anticipated the payment of the installments due in 2022 and the first installment of 2023. On February 26, 2021, the parties executed an amendment to the purchase agreement, which was agreed that the installments to be paid in 2021 will be adjusted by the IPCA. The purchase price was fully paid on August 23, 2021.

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

We have not declared or paid any dividends to our shareholders since our incorporation in the Cayman Islands on April 12, 2018. However, CBE, our principal operating company and the wholly owned subsidiary of Arco Brazil at that time, paid significant dividends to the shareholders of CBE, including R$13.5 million in February 2016 and R$75.0 million in September 2017.

In addition, a dividend payment of R$10.5 million (based on CBE’s net profit for the year ended December 31, 2017, and pursuant to the Brazilian Corporate Law which requires CBE to pay a minimum dividend equal to 25% of its net profit for the year) which was declared by the management of CBE was approved at the PSD Educação S.A. Shareholders’ Meeting and paid to the shareholders of CBE on June 25, 2018. In addition, CBE approved an additional dividend of R$74.5 million on June 7, 2018, which was paid to the shareholders of CBE on June 25, 2018. There was no distribution of dividends of CBE in 2019, 2020 and 2021.

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

As of December 31, 2021, we had a provision for legal proceedings of R$630 thousand recorded in our financial statements in connection with legal proceedings, based on the advice of our external legal counsel that the likelihood of loss in connection with such proceedings is probable. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2021, we were a defendant to approximately 62 judicial and administrative proceedings of a civil nature for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. The civil claims to which we are a party generally relate to consumer claims, including those related to the early termination of certain of our agreements, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of December 31, 2021, we were party to two administrative proceeding of civil nature filed by the prosecutor’s offices in the States of Ceará and Maranhão.

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

The proceedings filed by the prosecutor’s offices in the state of Maranhão, result from the questioning of students’ parents of some our partner schools in the region about the impossibility of using used books and acquiring access to our digital content without acquiring the full platform provided by us. We have already filed our answers, which are currently under review.

As both the proceedings are still ongoing and at early stage, it is not possible to confirm the claims that may be asserted against us, however the applicable prosecutors’ offices may file a public civil claim or require the parties to enter into a settlement agreement (Termo de Ajustamento de Conduta - TAC), requiring the partner schools to adjust its commercial practices as they relate to the sale of educational material. As of March 31, 2022, we cannot estimate the amount of any eventual fine or any claim for damages, or collective non-material damages that may be imposed on us as a result of this proceeding.

Labor Matters

As of December 31, 2021, we were party to approximately 20 labor-related judicial and administrative proceedings for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2021, we were party to 12 administrative tax and social security proceeding for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with this proceeding was not probable.

Request for Arbitration

On September 19, 2019, Mr. Ulisses Borges Cardinot, a 48.52% shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. (formerly known as PSD Educação S.A. (until 2021), EAS Educação S.A (until 2020) and SAS Educação S.A. (until 2017)), or CBE, and Arco Educação S.A.

This request for arbitration purporting to assert Mr. Cardinot’s rights under the Investment Agreement (for more information regarding the Investment Agreement, see “Item 4.A. History and development of the company—Acquisitions and Investments—Acquisition of International School”) is still ongoing.

Mr. Cardinot has asserted that, among others, he is entitled to receive shares of Arco Platform and the purchase price due pursuant to the Investment Agreement is materially higher. On October 10, 2019, we filed our response to the request for arbitration, denying Mr. Cardinot’s claims and affirming that Arco Platform and Arco Educação cannot be parties to the arbitration since they are not parties to the Investment Agreement. On July 6, 2020, Arco Brazil, the Company and CBE filed their statements of defense. On August 10, 2020, Ulisses Cardinot filed his reply to the statements of defense. On September 14, 2020, Arco Brazil, the Company and CBE filed their rejoinders.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The decision is under the ongoing review of financial and legal advisors of CBE and its calculation will be further discussed in the award phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform and Arco Brazil are not subject to the terms of the Investment Agreement and, therefore, will not be part of the arbitration proceeding; (ii) Mr. Cardinot is not entitled to receive shares of Arco Platform; and (iii) the amount due by CBE will be calculated based on 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the Investment Agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

The submissions had not caused a material impact on our assessment of the applicable liabilities or on the provisions made by us in the financial statements.

We are vigorously defending ourselves on the award phase of the arbitration proceeding. If an unfavorable decision were to occur, it could result in a material adverse impact on our financial position and results of operations in the period in which the decision occurs, or in future periods, and on the price of our Class A common shares.

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

As of December 31, 2021, Arco had a total issued share capital of U.S.$2,842.57, divided into 56,851,399 common shares of a nominal or par value of U.S.$0.00005. Those common shares are divided into 29,450,551, issued Class A common shares and 27,400,848 Class B common shares.

Treasury Shares

As of December 31, 2021, Arco had 605,316 shares in treasury.

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

Changes to Capital

Pursuant to the Articles of Association, Arco may from time to time by ordinary resolution:

●	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
●	convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
●	subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

Arco’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles of Association, Arco may:

●	issue shares on terms that they are to be redeemed or are liable to be redeemed;
●	purchase its own shares (including any redeemable shares); and
●	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

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

However, Arco’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Arco in respect thereof;
●	the instrument of transfer is lodged with Arco, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	the common shares transferred are free of any lien in favor of Arco; and
●	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

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

Under Cayman Islands law, Arco must keep a register of shareholders that includes:

●	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
●	whether voting rights attach to the shares in issue;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

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

Exempted Company

Arco is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of shareholders is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may issue shares with no par value;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

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

So long as the Founding Shareholders have the ability to determine the outcome of most matters submitted to a vote of shareholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Arco has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Arco.

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

E.    Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of United States and regulations thereunder as of the date hereof, which are subject to change.

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

This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	insurance companies;
●	real estate investment trusts or regulated investment companies;
●	dealers or traders in securities that use a mark-to-market method of tax accounting;
●	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”

●	persons that own or are deemed to own ten percent or more of our Class A common shares, by vote or value;
●	persons holding our Class A common shares in connection with a trade or business conducted outside of the United States; or
●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A common shares and is:

●	an individual that is a citizen or resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common shares in their particular circumstances.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), as described below.

Taxation of Distributions

As discussed under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy”, we do not currently intend to pay dividends. In the event that we do pay dividends, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” distributions paid on our Class A common shares, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains so long as our Class A common shares are listed and trade on Nasdaq or are readily tradable on another established securities market in the United States. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for any taxable year in which either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, and gains from transactions in commodities. A non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock.

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S.

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

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules.

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

Foreign Exchange Risk

The Company’s exposure to foreign currency risk. As of December 31, 2021, we have cash and cash equivalents and financial investments and borrowings denominated in U.S. dollars in the amount of R$0.2 million and R$654.9 million, respectively. See note 27 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the exchange rate variation on our cash and cash equivalents and financial investments as of December 31, 2021.

Liquidity Risk

We regularly review the liquidity risk and maintain appropriate reserves, including bank credit facilities with first tier financial institutions. We also continuously monitor projected and actual cash flows and the combination of maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by us arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements. See “Item 5. F—Tabular disclosure of contractual obligations” for a table summarizing our contractual obligations as of December 31, 2021.

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

Interest Rate Risk

Interest rate risk represents the chance that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Our exposure to this risk relates primarily to our investments with floating interest rates. We are primarily exposed to fluctuations in CDI interest rates on financial investments. Our exposure to cash, bank deposits and cash equivalents and financial investments indexed to the CDI totaled R$3,209.4 million as of December 31, 2021. See note 27 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the CDI on our cash and cash equivalents and financial investments as of December 31, 2021.

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

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure controls and procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

B.    Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As indicated in the accompanying Report of Management on Arco Platform Limited’s Internal Control Over Financial Reporting included under Item 18 in this annual report on Form 20-F on page F-2, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of MeSalva!, Eduqo, Edupass and P2D, which are included in the 2021 consolidated financial statements of the Company. Collectively, MeSalva!, Eduqo, Edupass and P2D constituted less than 3% of the Company’s total assets as of December 31, 2021 and less than 5% of the Company’s total revenues for the year ended December 31, 2021.

C.    Attestation report of the registered public accounting firm

The effectiveness of internal control over financial reporting as of December 31, 2021, has been audited by Ernst & Young Auditores Independentes S.S., an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on page F-2. EY’s audit of internal control over financial reporting of the Company did not include an evaluation of the internal control over financial reporting of MeSalva!, Eduqo, Edupass and P2D.

D.    Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The audit committee, which consists of Edward Ruiz, Beatriz Amary and Carla Schmitzberger, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Edward Ruiz serves as Chairman of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Edward Ruiz is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Edward Ruiz, Beatriz Amary and Carla Schmitzberger satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors—Audit Committee.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2021 and 2020. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S.S. for the years ended December 31, 2021 and 2020.

	2021	2020

	(in thousands of reais)
Audit fees(1)	7,266.4	10,291.6
Total	7,266.4	10,291.6
(1)	“Audit fees” include fees for (i) the audit of the annual consolidated financial statements, prepared in accordance with IFRS, as issued by the IASB and internal control over financial reporting as of December 31, 2021; (ii) the audit of financial statements of the Company’s subsidiaries; (iii) the review of our interim financial statements for the three-month period ended March 31, 2021, for the six-month periods ended June 30, 2021 and for the nine-month periods September 30, 2021;

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 6, 2021, our Board of Directors approved the Repurchase Program, by which we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. On March 31, 2021, our Board of Directors approved the increase of the share repurchase limit of our Repurchase Program to up to 2.5 million of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on March 31, 2021. Our Board of Directors will review the Repurchase Program periodically and may authorize adjustments to its terms and size or suspend or discontinue the Repurchase Program. We expect to use our existing funds to fund repurchases made under the Repurchase Program.

			Total Number of	Maximum Value of
			Shares Purchased	Shares that May
			as Part of Publicly	Yet Be Purchased
	Total Number of	Average Price Paid	Announced Plans	Under the Plans or
	Shares Purchased	per Share (US$)	or Programs(1)	Programs
January 2021	70,839	33.6778	70,839	429,161
February 2021	205,742	36.2643	205,742	223,419
March 2021	—	–	–	233,419
April 2021	362,621	27.9866	362,621	1,860,798
May 2021	–	–	–	1,860,798
June 2021	–	–	–	1,860,798
July 2021	–	–	–	1,860,798
August 2021	185,161	23.6687	185,161	1,675,637
September 2021	66,628	22.0991	66,628	1,609,009
October 2021	312,000	18.6670	312,000	1,297,009
November 2021	277,070	17.9247	277,070	1,019,939
December 2021	–	–	–	1,019,939
January 2022	66,153	20.1357	66,153	953,786
February 2022	232,565	19.5137	232,565	721,221
March 2022	40,000	18.2050	40,000	681,221
Total	1,818,779	23.7738	1,818,779	681,221
(1)	The column includes all the shares repurchased as a part of the Repurchase Program announced on January 6, 2021, as further described above. As of the date of this annual report, we had purchased an aggregate of 1,818,779 Class A common shares for a total of approximately US$43.2 million under the Repurchase Program.

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

●	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
●	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have (i) a nomination and corporate governance committee; or (ii) a remuneration committee that meets the requirements of Nasdaq Rule 5605(d) & (e), nor do we have any current intention to establish either.

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

●	Arco is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a businessman would reasonably approve; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

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

Shareholders’ Suits

Maples and Calder (Cayman) LLP, our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors.
●	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.
●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have (i) a nomination and corporate governance committee; or (ii) a remuneration committee that meets the requirements of Nasdaq Rule 5605(d) & (e), nor do we have any current intention to establish either.

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

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors and officers owe the following fiduciary duties (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. However, this obligation may be varied by the company’s Articles of Association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. With respect to the duty of directors to avoid conflicts of interest, Arco’s Articles of Association vary from the applicable provisions of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-78 to this annual report.

ITEM 19. EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
2.1

Description of Securities registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 2.1 to our annual report on Form F-1 (File No. 333-227007) filed with the SEC on March 31, 2020).

3.1

Memorandum and Articles of Association of Arco (incorporated herein by reference to Exhibit 3.1 to the Amendment No. 2 to our registration statement on Form F-1 (File No. 333-227007) filed with the SEC on September 17, 2018).

10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-227007) filed with the SEC on August 24, 2018).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*

21.1	List of subsidiaries.*

23.1	Consent of Ernst & Young Auditores Independentes S.S.*

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arco Platform Limited

Date:	March 31, 2022	By:	/s/ Ari de Sá Cavalcante Neto
			Name:	Ari de Sá Cavalcante Neto
			Title:	CEO

Arco Platform Limited

Date:	March 31, 2022	By:	/s/ Roberto Rabello Otero
			Name:	Roberto Rabello Otero
			Title:	CFO

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based upon the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based on this assessment and criteria, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2021 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Me Salva! Cursos e Consultorias S.A. (“Me Salva!”), Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”), Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”) and P2D Educação Ltda. (“P2D”), which are included in the 2021 consolidated financial statements of the Company. Collectively, Me Salva!, Eduqo, Edupass and P2D constituted less than 3% of the Company’s total assets as of December 31, 2021 and less than 5% of the Company’s total revenues for the year ended December 31, 2021.

March 31, 2022

/s/ Ari de Sá Cavalcante Neto	/s/ Roberto Rabello Otero
Ari de Sá Cavalcante Neto	Roberto Rabello Otero
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Arco Platform Limited (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the ‘‘consolidated financial statements’’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2022 expressed an unqualified opinion thereon.

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

Business combinations - fair value of net assets acquired

Description of the Matter

The Company made certain acquisitions during the year ended December 31, 2021, as disclosed in Note 4. The Company recorded these acquisitions as business combinations using the acquisition method, allocating the purchase price to the assets acquired and liabilities assumed, including identifying intangible assets and contingent considerations, at their respective fair values. The significant assumptions used to estimate the fair value of the net assets acquired included discount rates and certain assumptions that form the basis of the forecasted results (e.g., revenue growth rates and operating profit margin). These significant assumptions are forward looking and could be affected by future economic and market conditions.

This matter was considered a critical audit matter in our audit due to the significant estimation required by management to determine the fair value of the net assets acquired.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the accounting process for business combinations including controls over management’s review of the significant assumptions described above.

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

Goodwill impairment test

Description of the Matter

At December 31, 2021, the Company’s goodwill was R$ 1,950 million. As discussed in Note 14 to the consolidated financial statements, goodwill is tested for impairment at least annually at the cash generating unit (CGU) level.

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

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting process for the goodwill impairment test including controls over management’s review of the significant assumptions described above.

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

Accounts payable to selling shareholders

Description of the Matter

At December 31, 2021, accounts payable to selling shareholders amounted to R$ 1,669 million, as disclosed in Note 17. Those amounts arise from certain business combinations and investments in associates. The determination of the recorded amounts include the use of management assumptions about future business performance and interest rates.

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

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management controls over the Company’s determination of accounts payable to selling shareholders, including controls over management’s review of the significant assumptions used in the prospective financial information described above.

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
March 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on Internal Control over Financial Reporting

We have audited Arco Platform Limited and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arco Platform Limited (the Company and subsidiaries) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Report of Management on Arco Platform Limited's Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Me Salva! Cursos e Consultorias S.A. (“Me Salva!”), Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”), Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”) and P2D Educação Ltda. (“P2D”), which are included in the 2021 consolidated financial statements of the Company. Collectively, Me Salva!, Eduqo, Edupass and P2D constituted less than 3% of the Company’s total assets as of December 31, 2021 and less than 5% of the Company’s total revenues for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Me Salva!, Eduqo, Edupass and P2D.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 31, 2022 expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG

Auditores Independentes S.S.

Fortaleza, Brazil

March 31, 2022

Arco Platform Limited

Consolidated financial statements

December 31, 2021

Arco Platform Limited

Consolidated statements of financial position

As of December 31, 2021 and 2020

(In thousands of Brazilian reais, unless otherwise stated)

		December 31,	December 31,
	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	5	211,143	424,410
Financial investments	6	973,294	712,645
Trade receivables	7	593,263	415,282
Inventories	8	158,582	74,076
Recoverable taxes	9	38,811	19,304
Derivative financial assets	16	301	—
Related parties	10	4,571	9,970
Other assets		66,962	24,073
Total current assets		2,046,927	1,679,760

Non-current assets
Deferred income tax	24	321,223	236,903
Recoverable taxes	9	22,216	1,121
Financial investments	6	40,762	10,349
Derivative financial assets	16	560	—
Related parties	10	6,819	10,508
Other assets		57,534	22,239
Investments and interests in other entities	11	126,873	9,654
Property and equipment	12	73,885	26,087
Right-of-use assets	13	35,960	30,022
Intangible assets	14	3,257,360	2,549,637
Total non-current assets		3,943,192	2,896,520

Total assets		5,990,119	4,576,280

Liabilities
Current liabilities
Trade payables		103,292	40,925
Labor and social obligations	18	157,601	85,069
Taxes and contributions payable		7,953	9,676
Income taxes payable		37,775	44,731
Advances from customers		35,291	23,080
Lease liabilities	13	20,122	12,742
Loans and financing	15	228,448	107,706
Accounts payable to selling shareholders	17	799,553	656,014
Other liabilities		3,176	331
Total current liabilities		1,393,211	980,274

Non-current liabilities
Labor and social obligations	18	661	36,570
Lease liabilities	13	22,996	22,478
Loans and financing	15	1,602,879	203,413
Derivative financial liabilities	16	223,561	—
Provision for legal proceedings	28	1,398	1,366
Accounts payable to selling shareholders	17	869,233	1,130,501
Other liabilities		946	794
Total non-current liabilities		2,721,674	1,395,122
Total liabilities		4,114,885	2,375,396

Equity	19
Share capital		11	11
Capital reserve		2,203,857	2,200,645
Treasury shares		(180,775)	—
Share-based compensation reserve		90,813	80,817
Accumulated losses		(238,672)	(80,589)
Equity attributable to equity holders of the parent		1,875,234	2,200,884
Non-controlling interests		—	—
Total equity		1,875,234	2,200,884

Total liabilities and equity		5,990,119	4,576,280

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

		December 31,	December 31,	December 31,
	Notes	2021	2020	2019

Net revenue	21	1,232,074	1,001,710	572,837
Cost of sales	22	(294,407)	(221,130)	(117,258)

Gross profit		937,667	780,580	455,579

Selling expenses	22	(496,298)	(372,269)	(199,780)
General and administrative expenses	22	(328,643)	(270,558)	(191,438)
Other income (expenses), net		16,673	(2,258)	(6,287)

Operating profit		129,399	135,495	58,074

Finance income	23	91,212	45,211	72,047
Finance costs	23	(372,086)	(142,013)	(170,855)
Finance result	23	(280,874)	(96,802)	(98,808)

Share of (loss) profit of equity-accounted investees	11	(22,182)	409	(1,800)

(Loss) profit before income taxes		(173,657)	39,102	(42,534)
Income taxes - income (expense)
Current		(65,609)	(87,379)	(46,850)
Deferred		81,183	65,057	79,953
	24	15,574	(22,322)	33,103

Net (loss) profit for the year		(158,083)	16,780	(9,431)

(Loss) Profit for the year attributable to
Equity holders of the parent		(158,083)	16,780	(9,431)
Non-controlling interests		—	—	—

Basic (loss) earnings per share - in Brazilian reais	20
Class A		(3.18)	0.30	(0.18)
Class B		(3.18)	0.30	(0.18)
Diluted (loss) earnings per share - in Brazilian reais	20
Class A		(3.18)	0.30	(0.18)
Class B		(3.18)	0.30	(0.18)

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
			Share-based
	Share	Capital	compensation	Accumulated		Non-controlling	Total
	capital	reserve	reserve	losses	Total	interests	equity

Balances at December 31, 2018	10	1,089,505	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy (IFRS 16)	—	—	—	(1,251)	(1,251)	—	(1,251)
Balances at January 1, 2019	10	1,089,505	67,350	(87,938)	1,068,927	(294)	1,068,633

Net loss for the year	—	—	—	(9,431)	(9,431)	—	(9,431)
Total comprehensive loss	—	—	—	(9,431)	(9,431)	—	(9,431)
Corporate reorganization	—	(36,624)	—	—	(36,624)	—	(36,624)
Tax benefit on tax deductible goodwill – reversion	—	(46,314)	—	—	(46,314)	—	(46,314)
Capital increase	1	13,829	—	—	13,830	—	13,830
Issuance of common shares in follow-on public offering	—	589,602	—	—	589,602	—	589,602
Share issuance costs	—	(18,223)	—	—	(18,223)	—	(18,223)
Non-controlling interest	—	—	—	—	—	294	294
Share-based compensation plan	—	—	33,043	—	33,043	—	33,043
Restricted stocks transferred	—	15,847	(15,847)	—	—	—	—

Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810	—	1,594,810

Net profit for the year	—	—	—	16,780	16,780	—	16,780
Total comprehensive income	—	—	—	16,780	16,780	—	16,780

Issuance of common shares in follow-on public offering	—	591,898	—	—	591,898	—	591,898
Share issuance costs	—	(16,291)	—	—	(16,291)	—	(16,291)
Restricted stock transferred	—	17,416	(17,416)	—	—	—	—
Shared-based compensation plan	—	—	13,687	—	13,687	—	13,687

Balances at December 31, 2020	11	2,200,645	80,817	(80,589)	2,200,884	—	2,200,884

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

				Share-based
	Share	Capital	Treasury	compensation	Accumulated
	capital	reserve	shares	reserve	losses	Total
Balances at December 31, 2020	11	2,200,645	—	80,817	(80,589)	2,200,884
Net loss for the year	—	—	—	—	(158,083)	(158,083)
Total comprehensive loss	—	—	—	—	(158,083)	(158,083)
Share based compensation plan	—	—	—	33,184	—	33,184
Purchase of treasury shares	—	—	(200,751)	—	—	(200,751)
Investment shares transferred	—	16	1,877	(1,893)	—	—
Restricted stocks transferred	—	3,196	18,099	(21,295)	—	—

Balances at December 31, 2021	11	2,203,857	(180,775)	90,813	(238,672)	1,875,234

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of cash flows

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

	December 31,	December 31,	December 31,
	2021	2020	2019
Operating activities
Net (loss) profit before income taxes	(173,657)	39,102	(42,534)
Adjustments to reconcile net (loss) profit before income taxes to cash generated from operations
Depreciation and amortization	194,885	127,455	48,314
Inventory reserves	26,778	7,453	8,476
Allowance for doubtful accounts	26,610	34,684	17,392
Loss on sale/disposal of property and equipment and intangible	908	4,277	3,499
Fair value change in financial derivatives	37,291	(562)	(473)
Changes in accounts payable to selling shareholders	87,820	20,330	89,403
Share of loss (profit) of equity-accounted investees	22,182	(409)	1,800
Share-based compensation plan	70,127	36,333	33,043
Accrued interest on loans and financing	57,245	19,862	1,002
Interest accretion on acquisition liability	121,611	68,379	42,206
Income from financial investments	(25,930)	(13,388)	(45,797)
Interest on lease liabilities	4,795	3,036	1,489
Provision for legal proceedings	(149)	587	120
Provision for payroll taxes (restricted stock units)	235	(2,997)	8,333
Foreign exchange loss	1,772	(188)	555
Changes in fair value of step acquisitions	—	307	(3,708)
Gain on changes of interest of investment	(14,022)	—	(3,286)
Other financial cost/revenue, net	(1,276)	(2,315)	(2,362)
	437,225	341,946	157,472
Changes in assets and liabilities
Trade receivables	(184,472)	(108,087)	(136,407)
Inventories	(62,212)	(18,161)	(14,637)
Recoverable taxes	(39,199)	3,152	(8,494)
Other assets	(62,802)	(14,087)	(16,035)
Trade payables	52,915	3,886	8,455
Labor and social obligations	(6,640)	7,239	15,950
Taxes and contributions payable	(2,590)	1,147	1,951
Advances from customers	11,665	(2,981)	19,997
Other liabilities	(5,724)	(1,420)	(268)

Cash generated from operations	138,166	212,634	27,984

Income taxes paid	(72,564)	(95,053)	(34,747)
Interest paid on lease liabilities	(3,294)	(2,100)	(852)
Interest paid on investment acquisition	(13,700)	(187)	—
Interest paid on loans and financing	(20,275)	(13,423)	—
Payments for contingent consideration	(3,837)	(9,520)	—
Net cash flows generated from (used in) operating activities	24,496	92,351	(7,615)

Investing activities
Acquisition of property and equipment	(60,078)	(10,822)	(10,991)
Payment of investments and interests in other entities	(125,273)	(32,628)	(41,853)
Acquisition of subsidiaries, net of cash acquired	(795,905)	(204,286)	(798,885)
Payments of accounts payable to selling shareholders	(101,286)	—	—
Acquisition of intangible assets	(151,318)	(96,827)	(43,102)
(Purchase) maturity of financial investments	(265,132)	(130,113)	277,389
Loans to related parties	5,000	(5,000)	(14,000)
Net cash flows used in investing activities	(1,493,992)	(479,676)	(631,442)

Financing activities
Capital increase	—	—	13,830
Capital increase proceeds from public offering	—	591,898	589,602
Share issuance costs	—	(16,291)	(18,897)
Purchase of treasury shares	(200,751)	—	—
Payment of lease liabilities	(15,729)	(8,510)	(4,407)
Payment to owners to acquire entity’s shares	(193,954)	(1,733)	(928)
Financial derivatives	185,409	—	—
Loans and financing	1,490,065	200,912	97,011
Loans and financing costs	(21,582)	(3,629)	—
Net cash flows from financing activities	1,243,458	762,647	676,211

Foreign exchange effects on cash and cash equivalents	12,771	188	(555)

(Decrease) increase in cash and cash equivalents	(213,267)	375,510	36,599

Cash and cash equivalents at the beginning of the year	424,410	48,900	12,301
Cash and cash equivalents at the end of the year	211,143	424,410	48,900
(Decrease) increase in cash and cash equivalents	(213,267)	375,510	36,599

The accompanying notes are part of the consolidated financial statements.

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1    Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018, whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. (“Arco Brazil”) through the completion of a corporate reorganization and initial public offering in 2018. Arco Brazil is the holding company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil.

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

These consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2022.

1.2    Significant events during the year

(a)Internal restructurings

Change of corporate name of subsidiary

On April 19, 2021, according to a resolution approved by the Board of Directors and registered at the Board of Trade of Ceará, the corporate name of the subsidiary PSD Educação S.A. was changed to Companhia Brasileira de Educação e Sistemas de Ensino S.A.

Corporate restructuring

On January 1,2021 the Company started a corporate reorganization through the incorporation of Arco Ventures S.A. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

On July 1, 2021, the Company continued the corporate reorganization through the incorporation of Barra Américas Editora Ltda., Distribuidora de Material Didático Desterro Ltda., and SAS Sistema de Ensino Ltda.e SAS Livrarias Ltda. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

On October 1, 2021, the Company completed the corporate reorganization for the year, through the incorporation of Nave à Vela Ltda. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

These restructurings seek an operational improvement and generation of income tax savings from the tax deductible amortization of acquired goodwill and identified intangibles arising from the purchase of Positivo.

All incorporated companies were under common control of Arco and the incorporated assets and liabilities of the respective companies were recorded at their carrying amounts. There were no tax effects resulting from the incorporation.

Cancelation of treasury shares

As of November 1, 2021, the Company had repurchased an aggregated amount of 1,172,991 Class A Common Shares under the Repurchase Program previously approved by the Board of Directors. On that date, the Company canceled 750,000 Treasury Shares with the approval of the Board of Directors.

(b)Financial transactions

Issuance of debentures

In August 2021, the Company issued non-convertible debentures through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A., consisting of 900,000 debentures with a unitary value of R$1.00, in the total amount of R$900,000 (with transaction costs in the amount of R$ 8,550). The purpose of this issue is to pay the amount due on the COC and Dom Bosco acquisition. See Note 15 for further information.

Investment from Dragoneer and General Atlantic

On November 30, 2021, Arco signed agreements led by affiliates of Dragoneer Investment Group LLC (“Dragoneer”), which have committed to make a US$100 million strategic investment, and General Atlantic Partners (Bermuda) J, L.P. (“General Atlantic”), which has committed to make a US$50 million strategic investment, through the purchase of convertible senior notes, subject to customary closing conditions. The full amount committed was received by the Company on November 30, 2021. See Note 15 for further information.

Loan agreement

On November 11, 2021, the subsidiary Geekie entered into a loan agreement in the amount of US$ 11,020 thousand with an interest rate of 2.452% p.a. Additionally, Geekie entered into swap contracts with the lender, swapping the original interest rate to CDI + 1.7208%, avoiding any exchange risk. See Note 15 for further information.

(c)Acquisition of interests in other entities and business combinations

Acquisition of additional shares of Geekie

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

Investment in INCO Limited (“INCO”)

On January 25, 2021, the Company acquired 8,571,427 series B ordinary shares of INCO, a company that provides financial and administrative services to private schools, equivalent to 30.0% of the total capital stock for R$25,000.

On April 27, 2021, the Company invested R$ 33,195 in the entity and an additional R$ 53,523 on September 27, 2021, in new rounds of investments. See Note 11 for further information.

Acquisition of COC and Dom Bosco learning systems

On March 6, 2021, the Company announced that it entered into a definitive agreement (the “Purchase Agreement”) with Pearson Education do Brasil Ltda. (“Pearson”) to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil.

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

This transaction was approved by the Brazilian Administrative Council for Economic Defense (CADE) in September 2021, and the transaction closing date occurred on October 1, 2021. as described in Note 4.

Acquisition of Me Salva!

On March 12, 2021, the Company announced that it had acquired 60% of the outstanding shares of Me Salva!, an entity founded in 2011 with an online educational solution to help students improve their ENEM scores and be admitted to the best universities in the country. The online solutions platform offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans. The remaining 40% will be acquired from the non-controlling interests in 2025 based on the enterprise value (as defined in the sale purchase agreement) of Me Salva! as of December 31, 2024.

This transaction expands Arco’s supplemental solutions portfolio to test prep and tutoring, with an estimated addressable market of R$5 billion and favorable growth prospects. The deal rationale relies on accelerating Me Salva!’s growth by leveraging Arco’s resources and strengthening Arco’s B2B2C winning factors with new digital capabilities. See Note 4 for further information.

Investment in Tera Treinamentos Profissionais Ltda. (“Tera”)

On April 9, 2021, Arco acquired a 23.43% interest in Tera for R$15,000 through the purchase of interest from minority shareholders and a capital increase.

Tera provides courses and training for professional and management development and additionally provides consulting services in project development, IT and marketing. See Note 11 for further information.

Acquisition of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”)

On April 22, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire 100% of the outstanding shares of Eduqo, which provides educational services, acting specifically in the Learning Management System (LMS), for R$ 30,000, subject to price adjustments.

This transaction was approved by CADE in June 2021, and the transaction closing date occurred on July 1, 2021. See Notes 4 and 17 for further information.

Acquisition of Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”)

On September 3, 2021, the Company entered into an agreement (the “Purchase Agreement”) to acquire 100% of the outstanding shares of Edupass, which provides educational services, acting specifically as an “education as a benefit” platform. The Company connects educational institutions with companies and professionals, and currently has more than 75,000 courses linked with corporate education benefits to help employees in their career development.

The transaction was closed for R$ 5,000, with an additional earn out of R$ 11,254 to be paid in 2024. See Notes 4 and 17 for further information.

(d)    Information related to Covid-19 pandemic

In January 2021, the COVID vaccine began to be applied in Brazil. Vaccination started with the priority groups: health workers, the elderly, the disabled and indigenous villagers. Currently the vaccine is available to all the adult population in Brazil and children above the age of 5 years old, and the vaccination campaign has maintained a rapid pace since its beginning.

After the holiday celebrations at the end of 2021, there was an increase in the number of COVID-19 cases in Brazil. During January 2022, state and municipal governments took restrictive measures to contain a possible new wave of the virus. These measures have been relaxed as the number of cases decreased compared to the beginning of the year.

Currently, the Country presents an optimistic scenario and is believed to be closer to the end of the pandemic, since on average 90% of the Brazilian population over 18 years of age are vaccinated with at least the first dose, and about 70% of this target audience are fully vaccinated according to information from Brazilian health authorities.

The initial restrictive measures taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, education was included in the essential activities list by some states in 2021, allowing private schools to conduct classes applying a hybrid model, with on-site and remote classes. The resumption of Brazilian economic activity is occurring in stages, with restrictions over some activities being gradually lifted, including restrictions for the education sector, in accordance with specific health and safety protocols. In person classes are returning but is occurring differently in each Brazilian state, according to their particular circumstances.

Notwithstanding the above, the Company did not suspend its activities and, despite the gradual lifting of the restrictions by the authorities, most of its workforce continues to work remotely from home, except for part of the Company’s administrative and distribution centers’ teams that are working on-site, in accordance with health and safety protocols and social distancing guidelines. The Company has made additional investments in IT and network infrastructure; incurred additional expenses for cleaning and disinfecting the installations; purchased alcohol and masks; funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of its employees, reducing the demand for care in health units and facilitating the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits to its employees. Additionally, to support partner schools, since the beginning of the pandemic, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support to maintain student learning, while complying with social distancing measures.

The measures discussed above, including travel restrictions, were put in place to safeguard the health and safety of the Company’s employees, customers, and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

The Company’s content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to their calendar for the year, enabling the Company to recognize revenues on these products.

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s main suppliers did not raise any issues related to their ability to fulfill scheduled shipments or indicated the need to incur in any significant additional expenses.

As a result, as of December 31, 2021, the following events and transactions occurred during the period:

●	The Company incurred additional expenses of R$2,071 during the year ended December 31, 2021, related to health care in food and emotional health programs offered to the Company’s employees.

●	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the consolidated financial statements.
●	The Company obtained rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic and were accounted as if they were not lease modifications. Therefore, no changes occurred in the expected useful lives and residual values of properties and equipment. For the year ended December 31, 2021, the discount obtained was R$273.
●	The Company’s revenue for the school year ended September 30, 2021, was 9% below the ACV booking for the school year period starting in October of the previous year to September of the current year.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19’s general impact on the education industry in Brazil or to reasonably estimate its impact on Arco’s results of operations, cash flows or financial condition, including, but not limited to:

●	A decrease in the number of students, which may impact the expected amount of revenue.
●	An increase in bad debts due to the current economic scenario.
●	An adverse change in the fair value of financial instruments recognized on the Company’s books.
●	The need for renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business operations, financial performance, financial position, and cash flows.

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

2.2    Basis of consolidation and investments in associates

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and investments in associates as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019.

The table below is a list of the Company’s subsidiaries and investments:

	Principal		Investment	Direct and indirect interest
Name	activities	Country	type	2021	2020	2019
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	100.0%	100.0%
Arce Participações Ltda.	Holding	Brazil	Subsidiary	100.0%	—	—
Companhia Brasileira de Educação e Sistemas de Ensino S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda (a).	Educational content	Brazil	Subsidiary	—	100.0%	100.0%
Distribuidora de Material Didático Desterro Ltda. (a)	Educational content	Brazil	Subsidiary	—	100.0%	100.0%
SAS Sistema de Ensino Ltda. (a)	Educational content	Brazil	Subsidiary	—	100.0%	100.0%
Arco Ventures S.A. (a)	Educational content	Brazil	Subsidiary	—	100.0%	100.0%
SAS Livrarias Ltda. (a)	Educational content	Brazil	Subsidiary	—	100.0%	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%	51.5%
Nave à Vela Ltda. (a)	Educational content	Brazil	Subsidiary	—	51.0%	51.0%
EEM Licenciamento de Programas Educacionais Ltda.	Educational technology	Brazil	Subsidiary	100.0%	100.0%	100.0%
NLP Soluções Educacionais Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%	25.0%
Geekie Desenvolvimento de Softwares S.A.	Educational technology	Brazil	Subsidiary	57.4%	56.0%	37.5%
Studos Software Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	—
Escola da Inteligência Cursos Educacionais Ltda.	Educational content	Brazil	Subsidiary	60.0%	60.0%	—
Me Salva! Cursos e Consultorias S/A.	Educational content	Brazil	Subsidiary	60.0%	—	—
Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A.	Educational content	Brazil	Subsidiary	100.0%	—	—
Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda.	Educational content	Brazil	Subsidiary	100.0%	—	—
P2D Educação Ltda.	Educational content	Brazil	Subsidiary	100.0%	—	—
Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia	Private equity	Brazil	Investee	11.0%	14.5%	—
INCO Limited	Collection services	Cayman Islands	Investee	26.1%	—	—
Tera Treinamentos Profissionais Ltda	Educational content	Brazil	Investee	23.4%	—	—
(a)	During the year the entity was incorporated by Companhia Brasileira de Educação e Sistemas de Ensino S.A. as described in Note 1.2 (a).

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Assets, liabilities, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases control of the subsidiary.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each segment that is expected to benefit from the combination.

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

c) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

●	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
●	Held primarily for the purpose of trading;
●	Expected to be realized within twelve-months after the reporting period; or
●	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve-months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

●	It is expected to be settled in the normal operating cycle;

●	It is held primarily for the purpose of trading;
●	It is due to be settled within twelve-months after the reporting period; or
●	There is no unconditional right to defer the settlement of the liability for at least twelve-months after the reporting period.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either.

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
●	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
●	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

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

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

●	The rights to receive cash flows from the asset have expired; or
●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement-and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

●	Disclosures for significant assumptions - Note 3
●	Trade receivables, including contract assets - Note 7

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

The Company considers a financial asset in default when contractual payments are 360 days past due. Management considers this period of maturity to be adequate considering the Company’s business model and the historical customer’s payment since the contracts are signed annually and during this period the Company can negotiate the payment of the security reducing the credit risk. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

g) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and borrowings, financial instruments from acquisition of interests and accounts payable to selling shareholders.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

●	Financial liabilities at fair value through profit or loss
●	Financial liabilities at amortized cost (loans and borrowings)

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

i) Derivative financial instruments

Initial recognition and subsequent measurement

The Company has derivative financial instruments such as put options from investments and forward currency swaps to protect its exposure to foreign currency risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result.

j) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash in banks and on hand and short-term highly liquid financial investments with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

k) Inventories

Inventories are measured at the lower of cost or net realizable value. The costs of inventories are based on the average cost method and include costs incurred on the purchase of inventories, editorial production costs and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

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

l) Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

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

Buildings	1 to 4 years
Equipment	1 to 4 years

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

The Company capitalizes the costs directly related with the development of the educational platforms used to deliver content. These costs are substantially comprised of technology related services and payroll expenses, recorded as internally developed software in the educational platform accounting ledger. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the statement of income (loss) as incurred. After initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

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

o) Impairment of non-financial asset

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

●	Disclosures for significant assumptions – Note 3
●	Property and equipment – Note 12
●	Intangible assets – Note 14
●	Goodwill and intangible assets with indefinite lives – Note 14

The Company assesses annually whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

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

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. An operating segment is the lowest level within the Company at which the goodwill is monitored for internal management purposes and therefore impairment tests of goodwill have been carried out at each operating segment level. Impairment is determined for goodwill by assessing the recoverable amount of each operating segment to which the goodwill relates. When the recoverable amount is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

t) Revenue from contracts with customers

Revenue from sale of education content

The Company sells educational content to private schools, which is delivered through printed and digital formats. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled, i.e., at the moment it delivers the content to private schools in printed and digital format when the Company fulfills its performance obligation, and the revenue from these contracts is recognized at a point of time.

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

Revenue recognition of digital content only consists in providing the digital content to the class/year to the school that will provide that to the students. The Company recognizes the revenue at a point of time, when the content is available to the students.

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

The Company may enter contracts with another party in addition to our customer. In making the determination as to whether revenue should be recognized on a gross or net basis, the contract with the customer is analyzed to understand which party controls the relevant good or service prior to transferring to the customer. This judgement is informed by facts and circumstances of the contract in determining whether the Company has promised to provide the specified good or service or whether the Company is arranging for the transfer of the specified good or service, including which party is responsible for fulfilment, has discretion to set the price to the customer and is responsible for inventory risk. On certain contracts, where the Company acts as an agent, only commissions and fees receivable for services rendered are recognized as revenue. Any third-party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Revenue from services

The Company provides services related to school management for private schools and students, and technological solutions for communicating with students’ parents and a learning platform for students and teachers, which are delivered through monthly software licenses. Revenue from contracts with customers is recognized when the control of services is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled for the exchange of services, that is, when it releases the license to use services. software for private schools.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
●	In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint venture, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

●	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
●	In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint venture, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The current Brazilian legislation allows the amortization of goodwill in at least 5 years, for tax purposes, in cases of merger, spin-off or incorporation. Thus, it is possible to have a tax benefit from goodwill in the incorporation, since it has been generated in the acquisition of interests from third parties.

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

v) Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

2.4    Changes in accounting policies and disclosures

New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which became effective for annual periods beginning on or after 1 January 2021 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

●	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;
●	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued;
●	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component;

These amendments had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

Covid-19-Related Rent Concessions beyond 30 June 2021 Amendments to IFRS 16

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021.

This amendment had an impact of R$ 273 on the consolidated financial statements of the Company due to the discounts obtained.

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The Company is assessing the impact that changes in the standards will have in current practice, but does not expect a significant or any impact to occur on the Company’s financial statements:

●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current
●	Reference to the Conceptual Framework – Amendments to IFRS 3
●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●	Definition of Accounting Estimates (Amendments to IAS 8)
●	Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
●	IFRS 17 Insurance Contracts

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

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

●	Capital management – Note 27
●	Financial instruments risk management – Notes 26 and 27
●	Sensitivity analyses disclosures – Note 27

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

The Company has R$12,902 (2020: R$4,380) of unrecognized unused tax loss carryforwards as of December 31, 2021 related to subsidiaries that has a history of losses. Such unused tax loss carryforwards do not expire and may not be used to offset taxable income of other subsidiaries of the Company. See Note 24 for further information.

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

4    Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2021
	Me Salva!	Eduqo	Edupass	P2D
Assets
Cash and cash and equivalents	10,562	1,112	362	24,136
Trade receivables	2,010	300	23	17,786
Inventories	80	—	—	23,348
Recoverable taxes	7	50	—	1,175
Deferred taxes	—	—	—	3,137
Advance to employees	—	—	—	109
Other assets	160	4	102	2,622
Property and equipment	145	74	—	319
Right-of-use assets	112	270	—	—
Intangible assets	12,022	9,097	3,702	168,187
	25,098	10,907	4,189	240,819

Liabilities
Trade payables	614	77	56	8,738
Labor and social obligations	296	232	42	5,205
Taxes and contributions payable	211	657	519	65
Leases	112	270	—	—
Loans and financing	91	119	—	—
Advances from customers	322	—	22	202
Other liabilities	2,263	4	—	6,113
	3,909	1,359	639	20,323
Net identifiable assets acquired at fair value	21,189	9,548	3,550	220,496

Goodwill arising on acquisition	28,326	22,422	11,679	560,075
Purchase consideration	49,515	31,970	15,229	780,571
Cash paid	15,779	15,097	2,000	788,985
Capital contribution	10,000	—	—	—
Accounts payables to selling shareholders arising from acquisition (Note 17)	22,196	16,076	13,229	—
Retained payments	1,324	—	—	—
Price adjustment	217	797	—	(8,414)
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(486)	(390)	(191)	(13,629)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(15,433)	(13,985)	(1,638)	(764,849)

	2020
	WPensar	Studos	Geekie	EI
Assets
Cash and cash and equivalents	378	191	7,796	14,492
Trade receivables	75	126	1,120	11,129
Inventories	—	—	8,333	4,419
Recoverable taxes	108	—	524	—
Deferred taxes	—	—	15,098	—
Advance to employees	—	—	—	11,484
Other assets	1	—	710	697
Property and equipment	172	39	2,592	843
Right-of-use assets	—	—	292	2,418
Intangible assets	6,192	5,996	36,328	238,825
	6,926	6,352	72,793	284,307
Liabilities
Trade payables	47	18	823	1,709
Labor and social obligations	385	79	21,584	3,097
Taxes and contributions payable	152	56	677	—
Income taxes payable	8	—	—	—
Leases	—	—	292	2,418
Loans and financing	—	—	8,836	—
Loans with related parties	1,285	—	10,885	—
Provision for legal proceedings	—	—	—	599
Advances from customers	100	27	269	—
Other liabilities	35	10	—	166
	2,012	190	43,366	7,989
Total identifiable net assets at fair value	4,914	6,162	29,427	275,684
Goodwill arising on acquisition	18,994	13,371	158,552	219,715
Purchase consideration transferred	23,908	19,533	187,979	496,033
Cash paid	14,345	8,298	4,500	200,000
Forward contract of non-controlling interest at acquisition	—	—	115,222	291,413
Retained payments	3,586	11,235	—	—
Price adjustment	—	—	—	4,620
Fair value of previously held interest in a step acquisition	5,977	—	68,257	—
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(115)	(275)	(762)	(6,510)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(13,967)	(8,107)	3,296	(185,508)

The purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the deadline defined by IFRS.

(a)	Me Salva! Cursos e Consultorias S/A (“Me Salva!”)

On March 10, 2021, the Company acquired control of Me Salva!, by acquiring 60.0% of the outstanding shares on the acquisition date.

The purchase consideration transferred was R$ 49,515, comprised of:

For acquisition of 60%: (i) R$ 15,779 related to cash consideration paid on the acquisition date; (ii) R$ 10,000 capital contribution paid on the acquisition date; (iii) R$ 1,324 retained for the period of 5 years for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement, which will be released in five annual installments; and (iv) R$ 217 determined as an “acquisition price adjustment.

For acquisition of remaining 40%: (i) R$ 22,196, representing the present value of the amount that will be paid in March 2025. Because the price is not fixed, the Company considers the payment as contingent consideration and the financial liability is measured at FVPL and no non-controlling interest has been recognized. The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$28,326 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Me Salva! with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

Transaction costs

Transaction costs of R$486 were expensed and are included in general and administrative expenses as of December 31, 2021.

(b)Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”)

On July 1, 2021, the Company acquired control of Eduqo, by acquiring 100% of the outstanding shares on the acquisition date.

Eduqo provides educational services, acting specifically in the Learning Management System (LMS) segment.

The purchase consideration transferred was R$31,970, comprised of: (i) R$15,097 cash consideration paid on the acquisition date; (ii) R$16,076 related to seller financing, representing the present value of fixed price that will be paid in two installments on each anniversary date of the transaction, and (iii) of R$797 determined as an acquisition price adjustment. See Note 17 for further information.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$22,422 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Eduqo with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

Transaction costs

Transaction costs of R$390 were expensed and are included in general and administrative expenses as of December 31, 2021.

(c)Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”)

On September 3, 2021, the Company acquired control of Edupass, by acquiring 100% of the outstanding shares on the acquisition date.

Edupass connects education institutions with companies and professionals, helping employees in their career development.

The purchase consideration was R$ 15,229, comprised of: (i) R$ 2,000 cash consideration paid on the acquisition date; (ii) R$ 1,975 related to seller financing which will be paid in two installments on each anniversary of the transaction; and (iii) an additional earn-out of R$ 11,254, representing the present value of the amount that will be paid in 2024. Because the R$ 11,254 is not a fixed price but subject to a formula, the Company considers the payment as contingent consideration and the liability is measured at FVPL.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 11,679 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Edupass with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 191 were expensed and are included in general and administrative expenses as of December 31, 2021.

(d)P2D Educação Ltda. (“P2D”)

On March 6, 2021, the Company announced that it entered into a definitive agreement to acquire COC and Dom Bosco, two important K-12 learning systems in Brazil.

On October 1, 2021, Arco concluded the acquisition of 100% of the capital stock of P2D.

The purchase consideration was R$ 780,571, comprised of: (i) R$ 788,985 cash consideration paid on the acquisition date; and (ii) R$ 8,414 of price adjustments calculated after the acquisition, to be paid by Pearson, reducing the acquisition price. The price adjustment is under discussion between both parties and its payment is more likely to occur in the first semester of 2022.

The transaction was subject to customary closing conditions, including antitrust and other regulatory approvals. After the preliminary antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, which occurred on September 30, 2021, Arco closed the acquisition of P2D on October 1, 2021, becoming a subsidiary of Company.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 560,075 and it is expected to be deductible for tax purposes after the Company incorporates the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Core operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Edupass with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$ 13,629 were expensed and are included in general and administrative expenses as of December 31, 2021.

(e)WPensar S.A. (“WPensar”)

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

(f)Studos Software Ltda. (“Studos”)

On September 21, 2020, the Company acquired control of Studos, by acquiring 100% of the outstanding ordinary shares and voting interests.

Studos is a platform that contributes to enrich students’ learning and optimize teachers’ time, in addition to providing simplified management for coordinators.

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

(g)Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

Geekie Desenvolvimento de Software S.A. is an entity that provides technology for adaptive assessment and learning products and engages in the production, development and licensing of software tailored to the specific requirements of education sector customers.

In December 2016, the Company acquired a 6.54% interest in Geekie, Based on the agreement signed by Geekie’s shareholders, the Company exercised significant influence over the investment, as the Company: (i) had representation on the board of directors; (ii) participated in strategic decision making regarding all relevant matters; (iii) approved all products launched by Geekie; and (iv) provided essential technical information (Geekie’s products are based on the Company’s educational content). At that date, the Company entered into an agreement through which it had a call option, and the sellers had a put option over the remaining shares. The price would be determined by the greater of the multiple of the Company’s EBITDA for 2021 multiplied by Geekie’s EBITDA, including any cash or debt; or 10 times Geekie’s EBITDA for 2021, less net debt. The put option could be exercised between the period beginning on May 1, 2022, through May 31, 2022. Call and put options were recorded at fair value, calculated through the multiple scenarios method – Monte Carlo. Any adjustment to the fair value was recognized as finance income (costs) in the statement of income (loss).

The amount to acquire the 6.54% interest of R$8,000 was paid in January 2017, of which R$4,000 was a capital contribution and R$4,000 was paid to the selling shareholders.

The Company agreed with the selling shareholders that if in June 2018 the cash and cash equivalents of Geekie were lower than a threshold of R$5,000, the Company would have to subscribe capital in the amount of R$2,000.

On July 2, 2018, the extraordinary shareholders’ meeting authorized the acquisition of an additional 1.51% interest in the equity of Geekie, increasing the Company’s share from 6.54% to 8.05% through a capital increase of R$2,000. The capital increase was fully paid on July 3, 2018. The additional investment did not change the Company’s influence in Geekie and had the purpose to support Geekie’s working capital needs.

On September 20, 2019, Arco acquired an additional 0.96% interest in the share capital of Geekie through a capital increase of R$1,218 increasing the Company’s total interest to 9.01%. On October 14, 2019, Arco acquired an additional 1.92% interest in the share capital of Geekie through a capital increase of R$2,500 increasing its total interest to 10.92%. In addition, on October 25, 2019, Arco acquired an additional 18.44% interest in the share capital of Geekie from a minority shareholder for R$21,892 increasing its total interest to 29.36%. On November 15, 2019, Arco acquired an additional 1.17% interest in the share capital of Geekie through a capital increase of R$2,000 increasing its total interest to 30.53%. In December 2019, Arco acquired an additional 7.00% interest in the share capital of Geekie through a capital increase of R$4,282 and the purchase of minority shareholders for R$5,761 increasing its total interest to 37.53% as of December 31, 2019. On March 4, 2020, Arco acquired an additional 10.51% interest in the share capital of Geekie through the purchase of shares from minority shareholders in the amount of R$12.676, increasing its total interest to 48.04%. On July 06, 2020, Arco acquired an additional 4.62% interest in Geekie’s share capital from minority shareholders for R$5,782, increasing its total interest to 52.67%. Notwithstanding this acquisition, at that date, based on the existing shareholders ‘agreement the Company did not control Geekie. On September 21, 2020, Arco acquired a 1.76% interest in the share capital of Geekie through a capital increase of R$4,500 increasing its total interest to 54.43%. On November 11, 2020, Arco acquired an additional 1.64% interest in Geekie’s share capital through a capital increase of R$4,500 increasing its total interest to 56.06%.

On November 27, 2020, the Company signed a new shareholders’ agreement and based on the new terms defined, on that date the Company acquired control of Geekie. With the change in the composition of the Board of Directors the Company has power to decide on Geekie’s operations. The financial statements of Geekie were consolidated from the date the Company acquired control and the acquisition was accounted for as a business combination.

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

The shareholders entered a firm commitment on the 42,58% of the remaining interest held by the non-controlling shareholders exercisable until January 2023, because the terms are non-cancelable in any way.

The terms of the firm commitment were assessed to determine as to whether they expose the Company to the risks and rewards associated with the actual ownership of such shares during the period of the firm commitment contract.

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

The purchase consideration transferred amounted to R$187,979, comprised of: (i) cash consideration in the amount of R$4,500 through capital contribution paid on the same month of acquisition; (ii) R$115,222 regarding a forward contract and (iii) R$68,257 regarding a fair value of previously held interest in a step acquisition.

At the date of acquisition, the carrying amount of the investment previously held interest was R$71,812, resulting in a loss in step acquisition of R$3,555. The exercise price is variable and conditioned to the performance of the entity and is based on multiples of 2022 ACV book value and revenue as described in Note 17.i).

Goodwill

The goodwill recorded on the acquisition was R$158,552 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Core operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Geekie with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$762 were expensed and are included in general and administrative expenses on December 31, 2020.

(h)Escola da Inteligência Cursos Educacionais Ltda. (“EI” or “Escola da Inteligência”)

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

The acquisition involves only the private sector business of Escola da Inteligência and under the terms of the transaction, Arco will acquire 100% of EI’s shares for R$496,034, of which R$200,000 was paid at closing, the amount of R$88,000 was paid in the second quarter of 2021, concluding the first stage of acquisition corresponding to 60% of EI’s shares. The remaining 40% of EI’s shares is estimated in R$208,150, subject to adjustments related to multiples of 2023 ACV book value plus cash generation multiplied by 40%. The amount will be paid in the second quarter of 2023.

The amount of R$ 4,620 was determined as an “acquisition price adjustment”, which was calculated based on the difference between net debt less the working capital and was paid to the selling shareholders in April 30, 2021.

The transaction was subject to customary closing conditions, including antitrust and other regulatory approvals. After the preliminary antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, which occurred on November 13, 2020, Arco closed the acquisition of EI on December 2, 2020, becoming a subsidiary of Company.

Goodwill

The goodwill recorded on the acquisition was R$219,715 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Escola da Inteligência with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Transaction costs

Transaction costs of R$6,510 were expensed and are included in general and administrative expenses on December 31, 2020.

(i)	Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Entity	Asset acquired	Valuation technique
Me Salva! Eduqo Edupass P2D WPensar Studos Escola da Inteligência	Customer relationship	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets
Me Salva! Eduqo Edupass P2D WPensar Studos Escola da Inteligência	Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Me Salva! Edupass P2D Geekie Escola da Inteligência	Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.
Me Salva! Eduqo Edupass WPensar	Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Me Salva! Eduqo P2D	Educational platform	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Studos Escola da Inteligência	Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.

(j)Revenue and profit contribution

The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

	December 31, 2021
	Me Salva!	Eduqo	Edupass	P2D
Total net revenue	6,929	2,511	434	38,081
Net income (loss) before income taxes	(4,961)	988	(505)	7,497

	2020
	WPensar	Studos	Geekie	EI
Total net revenue	1,126	282	18,497	14,779
Net income (loss) before income taxes	(89)	(249)	(11,035)	10,429

Total revenue and income (loss) before income taxes for the Company are presented below assuming the acquisitions had occurred at the beginning of the year:

	2021	2020
Total net revenue	1,271,921	1,078,831
Net income (loss) before income taxes	(185,101)	32,208

This additional financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

5    Cash and cash equivalents

	2021	2020
Cash and bank deposits	20,085	7,536
Bank deposits in foreign currency (a)	154	28,327
Cash equivalents (b)	190,904	388,547
	211,143	424,410
(a)	Short-term deposits maintained in U.S. dollar.
(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions. As of December 31, 2021, the average interest on these CDBs was equivalent to 90.4% (December 31, 2020: 95.4%) of the Interbank Certificates of Deposit (“CDI”). The average CDI rate during the year ended December 31, 2021 was 4,39% (December 31, 2020: 2,76%) These financial investments are available for immediate use and have insignificant risk of changes in value.

6    Financial investments

	2021	2020
Financial investments (a)	1,013,550	721,935
Financial investments in foreign currency	—	542
Other	506	517
	1,014,056	722,994
Current	973,294	712,645
Non-current	40,762	10,349
(a)	Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications, managed by highly credit-rated financial institutions. As of December 31, 2021, the average interest on these investments is equivalent to 101.7% (2020: 101.3%) of the CDI. The average CDI rate during the year ended December 31, 2021 was 4,39% (December 31, 2020: 2,76)%.

7    Trade receivables

	2021	2020
From sales of educational content	676,787	475,507
From related parties (Note 10)	3,608	3,209
	680,395	478,716
(-) Allowance for doubtful accounts	(87,132)	(63,434)
	593,263	415,282

As of December 31, 2021 and 2020, the aging of trade receivables was as follows:

	2021	2020
Neither past due nor impaired	567,490	360,737

Past due	112,905	117,979

1 to 60 days	15,383	26,206
61 to 90 days	8,403	9,973
91 to 120 days	10,347	10,528
121 to 180 days	16,284	18,887
More than 180 days	62,488	52,385
	680,395	478,716

The Company reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historical payment profiles, and assessment of forward-looking risk factors. Management believes all the remaining receivable balances are fully recoverable.

The movement in the allowance for doubtful accounts for the years ended December 31, 2021, 2020 and 2019, was as follows:

	2021	2020	2019
Balance at beginning of the year	(63,434)	(30,051)	(13,419)
Additions	(26,610)	(34,684)	(17,392)
Receivables written off during the period as uncollectible	2,912	1,301	760
Balance at end of year	(87,132)	(63,434)	(30,051)

8    Inventories

	2021	2020
Educational content	75,778	30,167
Educational content in progress (a)	71,314	37,276
Consumables and supplies	2,128	1,198
Inventories held by third parties	9,362	5,435
	158,582	74,076
(a)	Costs being incurred to produce educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

The increase in 2021 balances is mainly related to:

●	Change in the supply contract at our subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. While the previous contract provided for production in accordance with the Company's demand level (just in time), the current contract provides that the production of goods in accordance with the demand for materials for the entire next quarter; and
●	Increase from inventories of companies acquired in 2021.

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the years ended December 31, 2021, 2020 and 2019 was as follows:

	2021	2020	2019
Balance at beginning of the year	(7,510)	(6,517)	(4,403)
Inventory reserve	(26,778)	(7,453)	(8,476)
Write-off of inventories against reserve	8,573	6,460	6,362
Balance at end of year	(25,715)	(7,510)	(6,517)

9    Recoverable taxes

	2021	2020
Withholding Income Tax (IRRF) on financial investments (a)	3,079	2,027
Recoverable IRPJ and CSLL	11,400	8,573
Recoverable PIS and COFINS	44,097	7,250
Other recoverable taxes	2,451	2,575
	61,027	20,425
Current	38,811	19,304
Non-current	22,216	1,121
(a)	Withholding income tax (IRRF) will be utilized to offset federal taxes payable.

10    Related parties

The table below summarizes the balances and transactions with related parties:

	2021	2020
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	3,546	3,209
OISA Tecnologia e Serviços Ltda. (g)	62	—
	3,608	3,209
Other assets
Arco Instituto de Educação (b)	1,373	—
	1,373	—
Loans to related parties
Minority shareholders - Geekie (c)	4,571	4,361
OISA Tecnologia e Serviços Ltda. (d)	—	5,018
Minority shareholders - EI (e)	6,750	11,099
Former shareholders - Eduqo (f)	4	—
Former shareholders - Edupass (f)	65	—
	11,390	20,478
Current	4,571	9,970
Non-current	6,819	10,508

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	9	150
	9	150

Other liabilities
OISA Tecnologia e Serviços Ltda. (g)	258	469
	258	469

	2021	2020	2019
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	8,831	7,230	8,805
OISA Tecnologia e Serviços Ltda. (g)	226	4	—
	9,057	7,234	8,805

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda.	—	(1)	(8)

Finance income
WPensar S.A.	—	30	72
Minority shareholders - Geekie(c)	210	453	813
OISA Tecnologia e Serviços Ltda. (d)	19	18	—
Minority shareholders - EI (e)	336	18	—
	565	519	885
(a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	Arco is a founding member of Instituto Arco de Educação (“Arco Instituto”), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the payment term is under negotiation between the parties.
(c)	On January 17, 2019, the Company loaned R$ 4,000 to the current minority shareholders of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest in Geekie’s shares as collateral to the transaction. During the year ended December 31, 2021, the Company recognized R$210 of interest income. The transaction was intended to support Geekie’s working capital needs.
(d)	On October 23, 2020, the Company loaned R$5,000 to OISA Tecnologia e Serviços Ltda. (“ISAAC”), an affiliate of the Company, at that date, and which a member of its key management personnel was a Director of the Company until October 9, 2020. The entity is developing a project to assist schools in financial and administrative management. The amount was paid in February 2021 and the Company recognized R$19 of interest income.
(e)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the year, the Company recognized R$336 of interest income.
(f)	Amount due from former shareholders of Eduqo and Edupass, which the payment is under negotiation between the parties. The amounts are not subject to financial charges.
(g)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of December 31, 2021, the amount to be transferred to OISA is R$ 258, the amount of receivables from services is R$62 and during the year the recognized revenue from financial intermediation was R$226.

Key management personnel compensation

Key management personnel compensation comprised the following:

	2021	2020	2019
Short-term employee benefits	60,845	39,628	13,732
Restricted stock units	51,231	48,852	66,429
	112,076	88,480	80,161

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

11    Investments and interests in other entities

(a)   Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”) acquired 9,670 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. The Company paid R$9,670, corresponding to a total interest of 14.5% in Bewater. On February 2, 2021, Bewater carried out a new round of capital injection, in which the Company acquired an additional 27 class B quotas, resulting in an 11.1% interest in the fund due to the dilution of its interest. On August 12, 2021, Bewater had a new round of investments, in which the Company acquired an additional 16 class B quotas, resulting in an 11.0% interest in the fund.

The fund made a minority investment in Group A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit and loss.

INCO Limited (“INCO”)

On January 25, 2021, the Company entered into a Share Purchase Agreement with INCO Limited, or INCO, the controlling entity of OISA, a company that provides financial and administrative services to private schools, according to which 8,571,427 series B ordinary shares were acquired, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000. On April 27, 2021, Arco invested R$ 33,195, and an additional R$ 52,035 on September 27, 2021, and now holds an 26.09% interest due to the dilution of its interest.

As of December 31, 2021, the Company had a gain of R$ 14,022 resulting from the dilution of its interest in INCO’s equity. This amount is recognized in Other income (expenses) in profit and loss.

Based on the signed agreement, the Company does not have control of INCO but exercises significant influence over the entity since it is one member of INCO’s Board of Directors.

Tera Treinamentos Profissionais Ltda (“Tera”)

On April 9, 2021, the Company entered into a Share Purchase Agreement with Tera Treinamentos Profissionais Ltda, a company that provides professional courses focused on the development of digital skills, according to which 8,234 shares were acquired, equivalent to 23,43% of the total stock capital of Tera, for a total amount of R$15,000. Based on the signed agreement, the Company does not have control of Tera but exercises significant influence over the entity.

(i)   Investments and interests in other entities

Reconciliation of carrying amount:

	2021				2020
	INCO	TERA	Bewater	Total	Total
At beginning of the year	—	—	9,654	9,654	48,574
Capital contributions	110,230	15,000	43	125,273	14,170
Acquisition from a minority shareholder	—	—	—	—	18,458
Fair value on investment	—	—	106	106	(16)
Gain of changes in ownership	14,022	—	—	14,022	—
Share of loss of equity-accounted investees	(21,831)	(351)	—	(22,182)	409
Consolidation on the acquisition of control	—	—	—	—	(71,941)
At end of the year	102,421	14,649	9,803	126,873	9,654

Percentage of ownership	26.09%	23.43%	11.03%

12    Property and equipment

Reconciliation of carrying amount:

	Machinery		Furniture
	and		and	IT		Leasehold
	equipment	Vehicles	fixtures	equipment	Facilities	improvements	Others	Total
Cost
As of December 31, 2019	1,257	121	2,353	7,272	80	10,034	7,234	28,351
Additions	146	—	1,365	4,612	38	4,239	422	10,822
Disposals	(37)	—	(114)	(1,289)	—	—	(934)	(2,374)
Business combination	625	186	325	2,300	5	205	—	3,646
As of December 31, 2020	1,991	307	3,929	12,895	123	14,478	6,722	40,445
Additions	453	—	759	56,290	112	1,381	1,083	60,078
Disposals	(67)	—	(222)	(432)	—	—	(415)	(1,136)
Business combination	10	—	65	413	—	50	—	538
As of December 31, 2021	2,387	307	4,531	69,166	235	15,909	7,390	99,925

Depreciation
As of December 31, 2019	(221)	(100)	(379)	(1,395)	(26)	(2,225)	(2,677)	(7,023)
Depreciation charge for the period	(136)	(26)	(327)	(2,279)	(9)	(2,391)	(2,284)	(7,452)
Depreciation of disposals	104	—	—	13	—	—	—	117
As of December 31, 2020	(253)	(126)	(706)	(3,661)	(35)	(4,616)	(4,961)	(14,358)
Depreciation charge for the period	(391)	(72)	(478)	(4,529)	(16)	(4,419)	(2,021)	(11,926)
Depreciation of disposals	32	—	26	185	1	—	—	244
As of December 31, 2021	(612)	(198)	(1,158)	(8,005)	(50)	(9,035)	(6,982)	(26,040)

Net book value
As of December 31, 2019	1,036	21	1,974	5,877	54	7,809	4,557	21,328
As of December 31, 2020	1,738	181	3,223	9,234	88	9,862	1,761	26,087
As of December 31, 2021	1,775	109	3,373	61,161	185	6,874	408	73,885

The increase in the year ended December 31, 2021, is mainly due to purchase of IT equipment for subsidiary Geekie.

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2021, 2020 and 2019.

13    Leases

The balance sheet shows the following amounts relating to leases:

	2021	2020
Right-of-use assets
Properties	35,221	29,938
Machinery and equipment	739	84
	35,960	30,022

	2021	2020
Lease liabilities
Current	20,122	12,742
Non-current	22,996	22,478
	43,118	35,220

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use
	assets –	Lease
	Properties	Liabilities
As at January 1, 2020	21,631	25,857
Additions	12,391	12,391
Disposal	(253)	(244)
Lease modification (a)	2,080	2,080
Depreciation expense	(8,537)	—
Business combination	2,710	2,710
Interest expense	—	3,036
Payments of lease liabilities	—	(8,160)
Discounts on leases	—	(350)
Interest paid	—	(2,100)
As at December 31, 2020	30,022	35,220
Additions	22,146	22,146
Disposal	(334)	(329)
Lease modification (a)	200	200
Depreciation expense	(16,456)	—
Business combination	382	382
Interest expense	—	4,795
Payments of lease liabilities	—	(15,729)
Discounts on leases	—	(273)
Interest paid	—	(3,294)
As at December 31, 2021	35,960	43,118

Average annual depreciation rate 2020	27.5%
Average annual depreciation rate 2021	29.4%

(a) Refers to price adjustments that occur annually as defined in the lease agreements.

The Company entered into fiduciary agreements with Banco Safra S.A. in the amount of R$10,903 to guarantee payment due in the lease agreements of the São Paulo office. This financial agreement bears interest at the rate of 1.95% per annum. The lease payments are adjusted annually by the General Market Price Index (IGP-M).

The Company recognized rent expense from short-term leases and low-value assets of R$2,673 for the year ended December 31, 2021 (2020: R$2,329)

14    Intangible assets and goodwill

						Software
		Rights on	Customer	Educational		license and		Educational	Non-compete
	Goodwill	contracts	relationships	system	Copyrights	development	Trademarks	platform	agreement	In Progress	Total

Cost
As of December 31, 2019	916,767	15,263	206,971	251,223	21,069	18,412	355,298	87,987	8,303	9,606	1,890,899
Acquisitions	—	—	—	—	8,131	22,127	3	51,262	431	14,873	96,827
Disposals	—	—	—	—	(3)	(94)	—	(4,607)	—	—	(4,704)
Acquisitions through business combinations	477,584	—	115,172	29,775	14	5,103	121,053	13,102	3,122	—	764,925
Transfer	—	—	—	—	249	(231)	—	22,604	—	(22,622)	—
As of December 31, 2020	1,394,351	15,263	322,143	280,998	29,460	45,317	476,354	170,348	11,856	1,857	2,747,947
Acquisitions (a)	—	—	—	—	7,914	43,569	101	75,516	985	23,233	151,318
Disposals	—	—	—	—	—	(9)	—	(252)	—	—	(261)
Acquisitions through business combinations	622,502	—	26,197	45,138	179	10,023	66,250	39,771	5,450	—	815,510
Finalization of price allocation (b)	(66,952)	—	—	—	—	—	—	—	—	—	(66,952)
Transfer	—	—	—	—	—	—	—	23,018	—	(23,018)	—
As of December 31, 2021	1,949,901	15,263	348,340	326,136	37,553	98,900	542,705	308,401	18,291	2,072	3,647,562

Amortization
As of December 31, 2019	—	(5,291)	(14,010)	(22,234)	(11,682)	(2,955)	(8,241)	(13,773)	(810)	—	(78,996)
Amortization	—	(1,527)	(24,227)	(26,941)	(6,421)	(6,789)	(19,074)	(35,072)	(1,947)	—	(121,998)
Amortization of disposals	—	—	—	—	—	3	—	2,681	—	—	2,684
As of December 31, 2020	—	(6,818)	(38,237)	(49,175)	(18,103)	(9,741)	(27,315)	(46,164)	(2,757)	—	(198,310)
Amortization	—	(1,735)	(35,368)	(33,682)	(8,031)	(16,561)	(26,559)	(66,970)	(3,236)	—	(192,142)
Amortization of disposals	—	—	—	—	—	11	—	239	—	—	250
As of December 31, 2021	—	(8,553)	(73,605)	(82,857)	(26,134)	(26,291)	(53,874)	(112,895)	(5,993)	—	(390,202)

Net book value
As of December 31, 2019	916,767	9,972	192,961	228,989	9,387	15,457	347,057	74,214	7,493	9,606	1,811,903
As of December 31, 2020	1,394,351	8,445	283,906	231,823	11,357	35,576	449,039	124,184	9,099	1,857	2,549,637
As of December 31, 2021	1,949,901	6,710	274,735	243,279	11,419	72,609	488,831	195,506	12,298	2,072	3,257,360
(a)

The acquisitions of the period are mainly due to the development of educational content from the 2021 school year, development of technology platforms for the supply of digital content, as well as licenses and software development for new projects.

(b)

Refers to the Geekie and EI purchase price allocation adjustment made upon completion of the calculation of the fair value of intangible assets in accordance with the period defined by IFRS 3. During the measurement period, the Company obtained new information about facts and circumstances that existed at the acquisition date, mainly related to the change in the projections used to define the purchase price allocation and recognized an adjustment in goodwill and accounts payable to selling shareholders to reflect the new information obtained.

(a)      Goodwill

The carrying amount of goodwill by operating segment was:

	2021	2020
Core	1,474,166	918,091
Supplemental	475,735	476,260
	1,949,901	1,394,351

Impairment test for goodwill

The Company tests at least annually the recoverability of the carrying amount of each operating segment. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company’s best estimate.

Goodwill is monitored by management at the level of cash generating unit, which is the same of the two operating segments. The Core and Supplemental operating segments had an important cash flow improvement as they have increased their number of students and achieved greater scale that positively impact the gross margin.

The value-in-use calculation is based on cash flow projections and financial budgets approved by management for a period of five years. Cash flows beyond the five-year period were extrapolated using an estimated growth rate. The growth rate does not exceed the average long-term rate for the industry. The value-in-use of the Core operating segment calculated for 2021 was R$3,695,227 (R$2,372,829 in 2020), and the carrying amount was R$2,849,081. The value-in-use of the Supplemental operating segment for 2021 was R$1,758,097 (R$ 1,349,754 in 2020), and the carrying amount was R$853,142.

The value-in-use calculations were based on the discounted cash flow model and are based on the following assumptions for those segments:

			Growth rate
	Budget period		beyond budget
	growth rate		period		Discount rate
	2021	2020	2021	2020	2021	2020
Core	13.8%	9.2%	3.3%	3.2%	11.7%	11.1%
Supplemental	16.4%	17.3%	3.3%	3.2%	12.9%	12.4%

Significant estimate: impact of possible changes in key assumptions

A decrease in management estimated gross margin used in the value-in-use calculation for the Core operating segment as of December 31, 2021 to 79.2%, would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same analysis for the Supplemental operating segment, a decrease to 85.9% and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition, an increase to 11.1% in management’s estimated discount rate applied to the cash flow projections of the Core operating segment for the year ended December 31, 2021, would have not resulted in the recognition of an impairment of goodwill.

Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (12.4% instead of 12.9%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

There was no goodwill impairment for the years ended December 31, 2021, 2020 and 2019.

(b)     Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized over their respective useful lives. The useful lives and methods of amortization of other intangibles are reviewed each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended December 31, 2021, are as follows:

Years
Rights on contracts	10
Customer relationships	5 to 16
Educational system	3 to 10
Copyrights	3
Software license	2 to 5
Trademarks	10 to 20
Educational platform	3 to 10
Non-compete agreement	2 to 5

For the years 2021, 2020 and 2019 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

15    Loans and financing

	Interest rate	Maturity	December 31, 2021	December 31, 2020
Bank loan	100% CDI + 2.7% pa	December/2021	—	100,395
Bank loan	100% CDI + 2.7% pa	January/2022	201,990	200,788
Bank loan	8.1% pa	March/2022	310	1,500
Bank loan	8.2% pa	May/2022	—	8,373
Debentures (a)	100% CDI + 1.7% pa	August/2023	919,703	—
Bank loan (b)	3.7% pa	October/2023	62	—
Bank loan (c)	3.8% pa	October/2023	90	—
Bank loan	3.8% pa	November/2023	49	63
Bank loan (d)	USD + 2.4% pa	October/2024	61,649	—
Convertible notes (e)	8.0% pa	November/2028	647,474	—
			1,831,327	311,119
Current			228,448	107,706
Non-current			1,602,879	203,413
(a)	This amount is related to issuance of debentures in August 2021 to pay the amount due on the COC and Dom Bosco acquisition and will be settled in a single installment on August 25, 2023. The debentures bear interest of 100% CDI + 1.7% per annum, which will accrue and will also be payable on August 25, 2023. The debentures are guaranteed by Arco Educação S.A.
(b)	Loan acquired by Me Salva!, the Company’s subsidiary, for working capital. The amount is being paid monthly until October 2023 and bears interest at the rate of 3.7% per annum.
(c)	Loan acquired by Eduqo, the Company’s subsidiary, for working capital. The amount is being paid monthly until October 2023 and bear interest at the rate of 3.8% per annum.
(d)	On November 11, 2021, the subsidiary Geekie entered into a loan agreement in the amount of US$11,020 thousand, equivalent to R$ 60,000, with an interest rate of 2.452% per annum. Since the operation was contracted in U.S. dollars, the Company holds swap derivatives to protect its exposure to foreign currency risk, which changes the effective interest rate for this loan to 100% CDI + 1.7% per annum. The loan payments will be paid quarterly in 12 installments, until October 28, 2024.
(e)	On November 30, 2021, the Company issued convertible senior notes in the amount of US$150,000 with a value per share of $1.00, equivalent to R$ 825,285. These notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais. While the interests are payable quarterly, the principal amount will be paid in a single installment at the mature date, both in cash in United States dollars equivalents to the amount in Brazilian reais at the payment date.

Each note can be converted at any time during the term of the contract, at the option of the holders, into Arco’s Class A common shares at the agreed conversion rate, which is equivalent to an initial price of US$ 29 per share. Dragoneer and General Atlantic will beneficially own approximately 5.6% and 2.8%, respectively, of the total shares of Arco (on an as-converted basis for the convertible senior notes). See Note 16 for further information.

The holders also have the right to require the Company to repurchase for cash, on any date on or after November 15, 2026, all or portion of the holders’ notes, at a repurchase price that is equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interests.

The Company determined that the convertible senior notes have an embedded put option to repurchase the convertible notes for cash. It is an embedded derivative that is not closely related to the contract host debt instrument, because the risks inherent in the derivative (equity risk) and the host are dissimilar. Therefore, the conversion option will be treated separately and classified as a derivative liability, see Note 16 for further information.

The host foreign currency debt will be measured subsequently at amortized cost, using the effective interest rate of 3.61% per annum, and thus is subject to foreign exchange changes.

The initial transaction costs that are directly attributable to the issuance of the convertible notes were measured at fair value together with the financial liability on initial measurement. The transaction cost totaled R$ 13,032, including legal counsels and advisors.

All financing arranged by Company is not subject to any financial covenants for the year ended December 31, 2021.

Set out below the movements during the year:

	2021	2020
Balance at beginning of the year	311,119	98,561
Additions	1,599,880	502,063
Loan cost	(21,582)	(3,629)
Business combination	210	8,836
Interest expense	57,245	19,862
Interest paid	(20,275)	(13,423)
Payment of loans and financing	(109,815)	(301,151)
Exchange rate variation	14,545	—
Balance at end of year	1,831,327	311,119

16    Derivative financial assets and liabilities

The breakdown of financial derivatives is as follows:

2021
Assets
Financial derivatives
Swap Geekie (a)	861
861
Current	301
Non-current	560

2021
Liabilities
Financial derivative
Put option (b)	223,561
223,561
Current	—
Non-current	223,561
(a)	On November 11, 2021, subsidiary Geekie entered into swap contracts to protect a foreign currency loan, with maturities between February 2022 to October 2024, which the active end receives, on average, dollar plus 2.452% per annum and in the liability position it pays, on average, CDI plus 1.7% per annum with fair value receivable of R$861.

(b)	Dragoneer and General Atlantic have a put option to convert their investment in the Company’s senior notes into Class A shares of the Company. The fair value of the put option is calculated using the Black & Scholes method as of December 31, 2021.

The Company recognized an initial put option of US$32,995 separated from the fair value of the total compound financial instrument issued, comprising the senior notes and the put option. Any adjustment to the fair value is recognized as finance income/costs in the statement of income (loss). See Note 15 for further information.

17    Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	2021	2020
Accounts payable to selling shareholders
Acquisition of International School (a)	379,501	354,950
Acquisition of NS Educação Ltda. (b)	6,126	5,724
Acquisition of Escola em Movimento (c)	—	1,024
Acquisition of Nave à Vela (d)	—	21,941
Acquisition of Positivo (e)	754,451	903,428
Acquisition of WPensar (f)	—	3,605
Acquisition of Studos (g)	5,472	11,349
Acquisition of EI (h)	234,493	363,502
Acquisition of Geekie (i)	224,759	120,992
Acquisition of Me Salva! (j)	21,880	—
Acquisition of Eduqo (k)	18,145	—
Acquisition of Edupass (l)	23,959	—
	1,668,786	1,786,515
Current	799,553	656,014
Non-current	869,233	1,130,501
(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 28 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the year ended December 31, 2021 the Company recognized R$ 23,373 of interest. Based on the realized EBITDA for the 2019 and 2020 school years, the accounts payable increased by R$ 4,683 of adjustment during the year ended December 31, 2021.
(b)	This amount was retained for any contingent liabilities that may arise, which will be released in annual installments until December 31, 2022. The amount is being adjusted based on the Interbank certificates of deposit (CDI) interest rate.
(c)	The balance of December 31, 2020, was retained for any contingent liabilities that might arise. The amount was adjusted based on the Brazilian basic interest rate (SELIC).) and settled in 2021.
(d)	The balance at December 31, 2020 is related to the two tranches for the acquisition of the remaining 49% interest in Nave payable until February 2022. The Company paid the second tranche in February 2021 and on the same date, as agreed between the Company and the minority shareholders, the parties decided to accelerate the last payment. Therefore, on December 31, 2021, the Company has a 100% interest in Nave. During the year ended December 31, 2021, the Company recognized R$705 of interest.
(e)	The amount represents the remaining of the acquisition price and will be paid annually in November over 4 years (10% payable 2022 and 30% payable in 2023 and 2024). The payment is secured by a guarantee letter through a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the year ended December 31, 2021, the Company recognized R$33,969 of interest.

(f)	The amount represents 20% of the acquisition price and was retained for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement. The amount was updated considering 100% of the Interbank certificates of deposit (CDI) calculated from the date of acquisition until the payment date, which occurred on December 31, 2021.
(g)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 8,2% for the last installment due in September 2022.
(h)	This amount is related to the acquisition of the remaining 40% interest in EI and will be paid in May 2023 subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 13.4% (13.1% in 2020).

On May 14, 2021, the Company concluded the first stage of the Escola da Inteligência acquisition with the payment of R$ 88,000, which added to the R$200,000 paid in December 2020, relates to the 60% of interest in the acquired business.

The last installment is payable on May 31, 2023, for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%.

During the year ended December 31, 2021, the Company recognized R$31,215 of interest and the accounts payable decreased by R$3,473.

(i)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 13.7% (13.1% in 2020).The exercise price will be calculated for two different contents (“Geekie One” and “Geekie Others”) and is determined by the greater of:

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

During the year ended December 31, 2021, the Company recognized R$27,023 of interest and the accounts payable increased by R$80,744, mainly due to increase in expected ACV book value of Geekie One product for 2022, net of the variation of the net debt.

(j)	The liability is composed of the present value of the balance payable for the remaining 40% interest in Me Salva!, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7%. The payment of the retained portion is in the amount of R$ 1,324 and will be made in 5 equal annual installments, commencing in June 2022. The payment of the second stage will be made in 2025 and the acquisition price of 40% is calculated based on the estimated 2024 revenue multiplied by 3, less net debt. During year ended December 31, 2021, the Company recognized an interest expense of R$ 2,227 and the accounts payable decreased by R$ 3,867.

(k)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 14.3%. Payment of the outstanding installments in the amount of R$ 13,473 and the earn out of R$2,603 will be made in 2 equal annual installments, commencing in July 2022. The price adjustment of R$ 797 will be paid in a single installment in July 2022. During the year ended December 31, 2021, the Company recognized an interest expense of R$ 1,159 and the accounts payable increased by R$ 114.

(l)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Edupass, plus the earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 15.3%. The payment of the outstanding installments is in the amount of R$ 1,975 and will be made in 2 equal annual installments, commencing in September 2022, while the payment of the earn out will be made in 2024, in the amount of R$ 11,254. The earn out is calculated based on the estimated 2023 revenue.

18    Labor and social obligations

	2021	2020
Bonuses (a)	30,789	31,046
Payroll and social charges	96,343	53,462
Payroll accruals	24,225	25,582
Other labor	6,905	11,549
	158,262	121,639
Current	157,601	85,069
Non-current	661	36,570

(a) Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$24,184, R$18,989 and R$14,519 for the years ended December 31, 2021, 2020, and 2019, respectively.

(b) Share-based compensation plan

Geekie Plan

Geekie has its own stock option plan that is granted to employees elected by Management and duly approved by the Board.

The first stock option plan was approved on December 19, 2017, with share-based compensation features to be settled in cash and not in equity. On November 27, 2020, the entity reassessed the fair value of the vested shares in the closing period and updated the liability against share-based compensation plan expenses, reducing the net assets acquired of the Geekie’s opening balance.

On December 1, 2020, after Geekie’s acquisition by Arco, the Company approved, new conditions for granting stock options in the total amount of 31,763 shares. The stock options are exercisable from the date of approval of the new grant agreement, with the vesting period on that date being considered fulfilled.

The new stock options plan is classified as cash settled since all Geekie’s employees have signed a mandatory contract to sell all the options to Arco at exercise date at the same price to be paid to non-controlling selling shareholders and liability is measured at fair value at the end of each reporting period until its effective settlement.

The exercise price of the options granted to all beneficiaries is R$ 82.91 as determined in the grant agreements. The beneficiary has the maximum period for exercising the options is up to March 31, 2022, under penalty of forfeiture.

The fair value of the plan is calculated using the same valuation method as the accounts payable to selling shareholders for the acquisition of the remaining interest. This payable amount was reclassified to current liabilities in 2021, since its due to 2022.

Although the valuation used in both calculations is the same, Arco recorded accounts payable to selling shareholders, and Geekie recorded stock options for employees who remained in the company after the acquisition without the possibility of liquidation in equity as labor and social obligations.

Restricted stock units

In 2019, the Company implemented a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platform Limited for employees of the Company’s subsidiaries and members of the Board of Directors, which will be available for sale by the beneficiaries annually, on their anniversary dates, except for the members of the Board, whose shares are restricted for sale for one year after vesting.

The participant’s right to effectively receive ownership of the restricted shares will be conditioned on the participant’s continuance and performance as an employee, director, or director of any company in the business group from the grant date until vesting. If a participant leaves the group or does not achieve the proposed performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by us. The total amount will be calculated based on the proposed goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements of outstanding shares from the grant date until December 31, 2021:

Number of
restricted
stock units
Outstanding at December 31, 2020	161,231
Granted (a)	251,555
Vested (b)	(177,331)
Restricted stocks units transferred	(92,561)
Effectively forfeited	(710)
Outstanding at December 31, 2021	142,184
(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.
(b)

Refers to the total number of shares whose vesting period was fulfilled as defined in the contract (anniversary date), but not yet transferred to the beneficiaries on December 31, 2021. Restricted Shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

The total compensation expense for the year ended December 31, 2021, including taxes and social charges, was R$51,231, (R$33,160 of principal and R$18,071 of taxes and contributions) net of estimated forfeitures. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

	Final							Unit
	vesting		Total shares	Total shares	Total shares	Total shares	Average fair value at	value
Grant date (a)	date	Vesting period (% per year)	granted	cancelled	vested (b)	outstanding	grant date	average
30/04/2019	28/09/2021	3 years (33.33%)	542,760	(76,277)	(466,483)	—	68,800	126.76
30/06/2019	30/06/2020	1 year (100%)	1,543	—	(1,543)	—	319	206.66
30/06/2019	30/06/2020	1 year (100%)	1,543	—	(1,543)	—	274	177.71
15/10/2019	28/09/2021	3 years (33.33%)	37,929	(7,683)	(30,245)	—	7,593	200.18
23/01/2020	28/09/2022	3 years (33.33%)	13,000	—	(9,783)	3,910	2,788	214.48
02/03/2020	28/09/2022	3 years (33.33%)	36,673	(1,442)	(26,774)	10,279	8,762	238.93
04/03/2020	28/09/2021	3 years (33.33%)	13,164	—	(13,164)	—	3,346	254.21
03/09/2020	28/09/2022	3 years (33.33%)	3,600	(1,687)	(1,913)	—	883	245.18
19/11/2020	30/06/2022	1 year (100%)	3,562	(984)	(2,030)	1,781	772	216.63
19/11/2020	30/06/2021	1 year (100%)	3,086	—	(3,086)	—	669	216.63
10/02/2021	31/03/2023	3 years (33.33%)	8,400	—	(5,126)	5,275	1,723	205.11
10/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	50,200	(1,145)	(17,360)	35,738	10,296	205.11
23/02/2021	30/06/2022	1 year (100%)	1,838	—	(1,162)	1,838	366	198.87
26/02/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	9,366	—	(3,069)	5,728	1,841	196.58
15/04/2021	30/06/2022	1 year (100%)	1,836	—	(1,082)	1,836	291	158.28
01/06/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	475	(74)	(140)	276	70	148.28
24/06/2021	31/12/2021	1 year (100%)	89,808	(548)	(89,530)	—	14,837	165.21
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	5,000	—	(1,246)	3,522	590	118.02
30/09/2021	28/09/2023	3 years (33.33%)	3,000	—	(1,251)	1,761	354	118.02
30/09/2021	31/03/2024	4 years (20%, 20%, 30%, 30%)	4,000	—	(997)	2,817	472	118.02
30/09/2021	31/03/2025	4 years (20%, 20%, 30%, 30%)	75,000	—	(6,796)	66,031	8,852	118.02
30/09/2021	31/12/2021	1 year (100%)	3,107	—	(3,031)	—	367	118.02
30/09/2021	30/06/2022	1 year (100%)	1,543	—	(520)	1,392	182	118.02
30/09/2021	30/09/2021	1 year (100%)	167	—	(167)	—	20	118.02
Total			910,600	(89,840)	(688,041)	142,184	134,467
(a)	The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.
(b)	Includes the number of Restricted Shares pro rata in relation to the vesting period not yet fulfilled, based on the number of days the participant worked for the Company during such vesting period until the closing of these financial statements, whose Restricted Shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

Matching program

On February 26, 2021, the Company’s Restricted Shares Plan Advisory Committee approved the Company’s first Matching Program, pursuant to which the Company will match the number of Class A shares (at no additional cost to the participant) that were acquired by the participant at fair market value (“investment shares”), using the amounts received by the participant as a short term incentive and designated by the Company’s board of directors to be used as an investment in investment shares, provided certain vesting conditions are satisfied.

Under the matching shares program, participants are required to (i) be employed or providing services to the Company through each vesting date, as set forth in the applicable award agreement and (ii) hold the investment shares through each vesting date. The vesting period may not exceed five years. In addition, upon each vesting date, a portion of the investment shares will become free of restrictions and the participant will be allowed to freely sell such shares.

All Class A shares, including the investment shares acquired by the participants of the Matching Program, vest over four years, on March 31 of each year.

As of December 31, 2021, the Company transferred 9,841 investment shares under the Matching Program with an average price of R$ 192.2.

19    Equity

a.    Share capital

As of December 31, 2021, Arco’s share capital is represented by 56,851,399 common shares of par value of US$ 0.00005 each, comprised of 27,400,848 Class B common shares and 29,450,551 Class A common shares.

December 31, 2020 shares outstanding	57,587,563
Restricted Stock Units Transferred (Note 18.b)	17,878
Restricted Stock Unit withheld (a)	(4,042)
Cancellation of shares repurchased	(750,000)
December 31, 2021 shares outstanding	56,851,399
(a)	A portion of the shares was withheld to pay income taxes of the beneficiaries.

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

b.    Treasury shares

Repurchase program

On January 6, 2021, the Company’s Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, the Company may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

On March 31, 2021, the Company approved to increase the share repurchase limit of its existing share repurchase program established on January 6, 2021. Pursuant to the increased repurchase limit, Arco may repurchase up to 2,500,000 million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on March 31, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

The following table reflects the movements of treasury shares repurchased until December 31, 2021:

Number of
restricted
stock units
As at December 31, 2020	—
Repurchase	1,480,061
Transferred – RSU’s program	(124,745)
Cancelled	(750,000)
As at December 31, 2021	605,316

As of December 31, 2021, the Company has a total of 605,316 of treasury Class A common shares with an average price of US$ 22.4.

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

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	2021			2020			2019
	Class A	Class B	Total	Class A	Class B	Total	Class A	Class B	Total
(Loss) profit attributable to equity holders of the parent	(70,929)	(87,154)	(158,083)	8,534	8,246	16,780	(4,379)	(5,052)	(9,431)
Weighted average number of common shares outstanding (thousand)	22,300	27,401	49,701	28,357	27,401	55,758	23,938	27,614	51,552
Effects of dilution from:
Share-based compensation plan (thousands)	142	—		161	—		337	—

Basic (loss) earnings per share - R$	(3.18)	(3.18)		0.30	0.30		(0.18)	(0.18)
Diluted (loss) earnings per share - R$	(3.18)	(3.18)		0.30	0.30		(0.18)	(0.18)

Diluted profit (loss) per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted earnings per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

21    Revenue

The Company’s net revenue is as follows:

	2021	2020	2019
Educational content	1,218,687	998,373	570,292
Other	17,237	4,534	2,820
Deductions:
Taxes	(3,850)	(1,197)	(275)
Net revenue	1,232,074	1,001,710	572,837

	2021			2020			2019
Segments	Core	Supplemental	Total	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	931,187	283,650	1,214,837	839,383	157,793	997,176	433,326	136,853	570,179
Other	4,812	12,425	17,237	1,762	2,772	4,534	46	2,612	2,658
Total net revenue from contracts with customers	935,999	296,075	1,232,074	841,145	160,565	1,001,710	433,372	139,465	572,837

The Company recognized impairment losses on trade receivables arising from contracts with customers, included under selling expenses in the statement of income (loss) of R$ 26,610, R$ 34,684 and R$ 17,392 for the years ended December 31, 2021, 2020 and 2019, respectively.

Revenue Indirect tax benefits

According to Brazilian tax laws, the Company is subject to the taxation, with a zero tax rate, of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the sale of books. The sale of printed and digital books is also exempt from the Brazilian municipal taxes and from the Brazilian value added tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or ICMS).

22    Expenses by nature

	2021	2020	2019
Educational content material	(118,812)	(122,401)	(61,953)
Operations personnel	(39,358)	(24,731)	(12,500)
Inventory reserves	(26,778)	(7,453)	(8,476)
Freight	(24,831)	(16,452)	(14,569)
Depreciation and amortization	(55,873)	(35,007)	(15,311)
Other	(28,755)	(15,086)	(4,449)
Cost of sales	(294,407)	(221,130)	(117,258)

Sales personnel	(210,055)	(167,300)	(87,352)
Depreciation and amortization	(99,459)	(77,343)	(23,573)
Sales & marketing	(46,795)	(24,104)	(31,208)
Customer support	(89,200)	(53,893)	(30,755)
Allowance for doubtful accounts	(26,610)	(34,684)	(17,392)
Real estate rentals	(820)	(965)	(1,728)
Other	(23,359)	(13,980)	(7,772)
Selling expenses	(496,298)	(372,269)	(199,780)

Corporate personnel	(96,626)	(74,437)	(53,443)
Third party services	(78,530)	(80,254)	(43,415)
Real estate rents	(1,802)	(1,623)	(2,613)
Travel expenses	(1,541)	(2,233)	(3,439)
Tax expenses	(7,324)	(7,341)	(2,331)
Software licenses	(7,411)	(5,909)	(1,487)
Share-based compensation plan	(88,198)	(69,846)	(66,978)
Depreciation and amortization	(39,553)	(15,105)	(9,430)
Other	(7,658)	(13,810)	(8,302)
General and administrative expenses	(328,643)	(270,558)	(191,438)

Total	(1,119,348)	(863,957)	(508,476)

The increase in expenses for the year ended December 31, 2021, compared to the previous year, is mainly due to inclusion of the companies as mentioned in Note 4.

In addition, during the year ended December 31, 2021, the companies acquired last year contributed with R$ 39,172 (2020: R$ 8,004) of cost of sales and with R$ 114,343 (2020: R$ 27,135) of expenses. In the same period, the companies acquired in 2021 contributed with R$ 20,945 of cost of sales and with R$ 22,258 of expenses.

23    Finance result

	2021	2020	2019
Income from financial investments	43,845	2,263	18,443
Changes in fair value of financial investments (a)	13	17,111	28,886
Changes in fair value of financial derivatives (b)	1,699	16,147	18,599
Foreign exchange gains	20,551	1,930	1,745
Changes in accounts payable to selling shareholders (Note 17)	18,357	—	—
Interest income	4,656	4,721	1,042
Other	2,091	3,039	3,332
Finance income	91,212	45,211	72,047

Changes in fair value of financial derivatives (b)	(38,990)	(15,585)	(18,126)
Changes in accounts payable to selling shareholders (Note 17)	(106,177)	(20,330)	(89,403)
Interest in acquisition of investments (c)	(121,611)	(68,379)	(42,206)
Bank fees	(8,647)	(4,937)	(2,990)
Foreign exchange loss	(22,323)	(1,742)	(2,300)
Interest in lease liabilities	(4,795)	(3,036)	(1,489)
Interest on loans and financing	(57,245)	(19,862)	(1,002)
Other	(12,298)	(8,142)	(13,339)
Finance costs	(372,086)	(142,013)	(170,855)
Finance result	(280,874)	(96,802)	(98,808)
(a)	Refers to gains on financial investments measured at FVPL.
(b)	Amount related to changes in the fair value of the put and call options from business acquisitions and investments in associates and joint ventures, put option to convert senior notes and change in the fair value of swap derivatives. See Note 26 for further information.
(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

24    Income taxes

(a)	Reconciliation of income taxes expense

	2021	2020	2019
(Loss) profit before income taxes	(173,657)	39,102	(42,534)
Combined statutory income taxes rate - % (a)	34%	34%	34%
Expected income tax benefit (expense) at statutory rates	59,043	(13,295)	14,462
Reconciliation adjustments:
Share of profit (loss) of equity-accounted investees (b)	(7,542)	139	(612)
Effect of presumed profit of subsidiaries (c)	3,266	9,552	18,593
Permanent differences (d)	(22,648)	(7,427)	(1,714)
Stock option (e)	(12,569)	(6,986)	—
Other additions (exclusions), net	(3,976)	(4,305)	2,374
	15,574	(22,322)	33,103

Current	(65,609)	(87,379)	(46,850)
Deferred	81,183	65,057	79,953
Income taxes benefit (expense)	15,574	(22,322)	33,103

Effective rate	9.0%	57.1%	77.8%
(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.
(b)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.
(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.
(d)	Permanent differences of non-deductible expenses.
(e)	Related to the effect of 34% of Geekie’s share-based compensation plan expenses.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

		Profit	Business		Profit	Business
	2019	or loss	combination	2020	or loss	combination	2021
Deferred tax assets
Tax losses carryforward	16,283	48,481	—	64,764	39,565	—	104,329
Temporary differences
Financial instruments from acquisition of interests	106,729	10,664	—	117,393	57,198	—	174,591
Other temporary differences	29,325	2,392	15,098	46,815	14,917	3,137	64,869
Share base compensation	7,960	(1,487)	—	6,473	3,904	—	10,377
Tax benefit from tax deductible goodwill	14,888	(3,341)	—	11,547	(3,515)	—	8,032
Amortization of intangible assets	6,673	10,148	—	16,821	5,340	—	22,161
Total deferred tax assets	181,858	66,857	15,098	263,813	117,409	3,137	384,359
Deferred tax liabilities
Financial instruments from acquisition of interests	(23,873)	14,642	—	(9,231)	—	—	(9,231)
Tax benefit from tax deductible goodwill	—	(15,678)	—	(15,678)	(38,219)	—	(53,897)
Other temporary differences	(1,237)	(764)	—	(2,001)	1,993	—	(8)
Total deferred tax liabilities	(25,110)	(1,800)	—	(26,910)	(36,226)	—	(63,136)
Deferred tax assets (liabilities), net	156,748	65,057	15,098	236,903	81,183	3,137	321,223

Deferred tax assets	156,748			236,903			321,223
Deferred tax liabilities	—			—			—

As of December 31, 2021, the Company had unrecognized deferred income tax assets in the amount of R$ 4,387 (2020: R$ 1,489) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

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

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes;
(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents, learning laboratories that use the methodology of maker culture, a platform of questions to students and teachers, a Learning Management System (LMS) platform, an educational as a benefit platform and content to develop socio emotional skills are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with private schools as of December 31, 2021, none of the customers individually represented more than 5% of total revenue.

	2021
	Core	Supplemental	Total
Net revenue	935,999	296,075	1,232,074
Cost of sales	(228,474)	(65,933)	(294,407)
Gross profit	707,525	230,142	937,667
Selling expenses	(396,369)	(99,929)	(496,298)
Segment profit	311,156	130,213	441,369
General and administrative expenses	—	—	(328,643)
Other income (expenses), net	—	—	16,673
Operating profit	—	—	129,399
Finance income	—	—	91,212
Finance costs	—	—	(372,086)
Share of loss of equity-accounted investees	—	—	(22,182)
Loss before income taxes	—	—	(173,657)
Income taxes benefit	—	—	15,574
Net loss for the year	—	—	(158,083)

Other disclosures
Depreciation and amortization	177,564	17,321	194,885
Investments in associates and joint ventures	126,873	—	126,873
Capital expenditures	186,846	24,550	211,396

	2020
	Core	Supplemental	Total
Net revenue	841,145	160,565	1,001,710
Cost of sales	(190,893)	(30,237)	(221,130)
Gross profit	650,252	130,328	780,580
Selling expenses	(309,816)	(62,453)	(372,269)
Segment profit	340,436	67,875	408,311
General and administrative expenses	—	—	(270,558)
Other income (expenses), net	—	—	(2,258)
Operating profit	—	—	135,495
Finance income	—	—	45,211
Finance costs	—	—	(142,013)
Share of loss of equity-accounted investees	—	—	409
Profit before income taxes	—	—	39,102
Income taxes expense	—	—	(22,322)
Net profit for the year	—	—	16,780

Other disclosures
Depreciation and amortization	118,416	9,039	127,455
Investments in associates and joint ventures	9,654	—	9,654
Capital expenditures	95,672	11,977	107,649

	2019
	Core	Supplemental	Total
Net revenue	433,372	139,465	572,837
Cost of sales	(97,513)	(19,745)	(117,258)
Gross profit	335,859	119,720	455,579
Selling expenses	—	—	(199,780)
General and administrative expenses	—	—	(191,438)
Other income (expenses), net	—	—	(6,287)
Operating profit	—	—	58,074
Finance income	—	—	72,047
Finance costs	—	—	(170,855)
Share of loss of equity-accounted investees	—	—	(1,800)
Loss before income taxes	—	—	(42,534)
Income taxes benefit	—	—	33,103
Net loss for the year	—	—	(9,431)

Other disclosures
Depreciation and amortization	43,854	4,460	48,314
Investments in associates and joint ventures	48,574	—	48,574
Capital expenditures	45,851	8,242	54,093

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the years ended December 31, 2021, 2020 and 2019.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Segment profit or loss excludes general and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes to demonstrate the results without the influence of shared service center expenses or significant items of income and expenses which may have an impact on quality of earnings such as restructuring costs, legal expenses, and impairments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

			Total	Adjustments
			reportable	and
	Core	Supplemental	segments	eliminations	Total
As of December 31, 2021
Total assets	5,637,667	378,520	6,016,187	(26,068)	5,990,119
Total liabilities	4,048,511	92,442	4,140,953	(26,068)	4,114,885

As of December 31, 2020
Total assets	4,342,905	253,480	4,596,385	(20,105)	4,576,280
Total liabilities	2,316,545	78,956	2,395,501	(20,105)	2,375,396

26    Financial instruments

The Company holds the following financial instruments:

	Assets at FVPL	Assets at amortized cost	Total
Financial assets
December 31, 2021
Cash and cash equivalents	—	211,143	211,143
Financial investments	—	1,014,056	1,014,056
Trade receivables	—	593,263	593,263
Derivative financial assets	861	—	861
Related parties	—	11,390	11,390
Investments and interests in other entities	9,803	—	9,803
Other assets (Instituto Arco)	—	1,373	1,373
	10,664	1,831,225	1,841,889

	Assets at FVPL	Assets at amortized cost	Total
December 31, 2020
Cash and cash equivalents	—	424,410	424,410
Financial investments	17,645	705,349	722,994
Trade receivables	—	415,282	415,282
Related parties	—	20,478	20,478
Other assets	9,654	—	9,654
	27,299	1,565,519	1,592,818

		Liabilities at
	Liabilities at FVPL	amortized cost	Total
Financial liabilities
December 31, 2021
Trade payables	—	103,292	103,292
Derivative financial liabilities	223,561	—	223,561
Accounts payable to selling shareholders (a)	867,264	801,522	1,668,786
Leases liabilities	—	43,118	43,118
Loans and financing	—	1,831,327	1,831,327
	1,090,825	2,779,259	3,870,084
December 31, 2020
Trade payables	—	40,925	40,925
Accounts payable to selling shareholders (a)	861,385	925,130	1,786,515
Leases liabilities	—	35,220	35,220
Loans and financing	—	311,119	311,119
	861,385	1,312,394	2,173,779
(a)	The Company measures at fair value through profit or loss the contingent consideration arising from business combinations in accordance with IFRS 3.

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 27.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

Until December 31, 2020, the Company designated part of its financial investments as financial assets at fair value through profit or loss, related to investment fund which investments were entered to achieve 82.9% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. This investment was settled in 2021 and no other financial investment was recognized at fair value through profit or loss. See Note 6 for more details on the financial investments.

Derivative assets and liabilities

The Company maintains put options from investments and swap derivatives to protect its exposure to foreign currency risk, specifically for loans contracts. These derivatives are measured at fair value and are presented as financial assets when the fair value results in a gain, and as financial liabilities when the fair value results in a loss. Any gains or losses from these derivatives are recognized directly in the income statement.

As of and for the years ended December 31, 2021, 2020 and 2019 none of the Company’s derivatives has been designated as hedges for accounting purposes.

Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (expenses) in profit or loss (gain of 861, gain of R$562 and gain of R$ 473 for the years ended in December 31, 2021, 2020 and 2019, respectively).

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

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	2021	2020
Financial assets
Financial investments	Level 2	—	17,645
Derivative financial assets	Level 2	861	—
Investments at fair value	Level 1	9,803	9,654

Financial liabilities
Derivative financial iliabilities	Level 3	223,561	—
Accounts payable to selling shareholders	Level 3	867,264	861,385

As of December 31, 2021, and 2020, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statements’ periods presented herein.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

●	the use of quoted market prices or dealer quotes for similar instruments;
●	the fair value of derivatives is calculated with Black & Scholes; and
●	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2021, 2020 and 2019

	Financial instruments	Financial instruments	Accounts payable to
Recurring fair value measurements	Assets	liabilities	selling shareholders
Balance as of December 31, 2018	26,630	(25,097)	(174,410)
Acquisition of Nave à Vela	—	—	(58,194)
Payment of acquisition of Nave à Vela	—	—	21,098
Changes in accounts payable to selling shareholders	—	—	(89,403)
Interest expense	—	—	(35,127)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	—	54	—
Fair value held in step acquisitions	—	—	7,368
Gains (loss) recognized in statement of income	9,316	(8,897)	—
Balance as of December 31, 2019	35,946	(33,940)	(328,668)
Acquisitions	—	—	(478,209)
Payment	—	—	9,520
Changes in accounts payable to selling shareholders	—	—	(20,314)
Interest expense	—	—	(43,714)
Gains (loss) recognized in statement of income	(35,946)	33,940	—
Balance as of December 31, 2020	—	—	(861,385)
Acquisitions	—	—	(33,411)
Derivative liabilities	—	(185,409)	—
Payment	—	—	119,950
Changes in accounts payable to selling shareholders	—	—	(87,706)
Changes in fair value of derivatives	—	(38,152)	—
Interest expense	—	—	(71,664)
Finalization of price allocation (Note 14.b)	—	—	66,952
Balance as of December 31, 2021	—	(223,561)	(867,264)

(iv) Transfers between levels 2 and 3

In the years ended December 31, 2021, 2020 and 2019, the Company did not transfer any financial instruments from level 2 into level 3.

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

The main level 3 inputs used by the Company are derived and evaluated as follows:

●	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.
●	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.
●	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.
●	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

27    Risk

(a)  Financial risk management

The Company monitors market, credit, and operational risks in line with the objectives in capital management and counts with the support, monitoring, and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of December 31, 2021.

Capital management

The Company’s objectives when managing capital are to:

●	maximize shareholder value;
●	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and
●	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies, or processes for managing capital during the years ended December 31, 2021, 2020 and 2019.

(i)  Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of December 31, 2021 and 2020, was as follows:

	2021	2020
Cash and cash equivalents (Note 5)	154	28,327
Financial investments	—	542
Loans and financing	(654,864)	—

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of December 31, 2021, consider three scenarios of U.S. dollar exchange rate variation, as follows:

●	Base scenario - exchange rate as of December 31, 2021 of R$ 5.5799 per US$ 1.00;
●	Scenario I - a 10% increase in the U.S. dollar exchange rate to R$6.1379; and
●	Scenario II - a 10% decrease in the U.S. dollar exchange rate to R$5.0219.

The table below set forth the sensitivity analysis as of December 31, 2021, for cash and cash equivalents and financial investments of US$ 28 thousand and for US$ 117,361 thousand of convertible notes, both denominated in U.S. dollar:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 5.5799	Exchange rate: R$ 6.1379	Exchange rate: R$ 5.0219
Finance income (costs)	—	R$ (65,472)	R$ 65,472

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

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations, acquisition of interest in other entities and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

	Less						More
	than 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	than 5
December 31, 2021	months	months	years	years	years	years	years	Total
Trade payables	103,292	—	—	—	—	—	—	103,292
Lease liabilities	6,018	14,104	16,972	4,620	1,005	349	50	43,118
Loans and financing	213,214	15,234	941,568	19,324	—	—	641,987	1,831,327
Derivative financial liabilities	—	—	—	—	—	—	223,561	223,561
Accounts payable to selling shareholders	379,501	420,052	540,470	307,836	20,690	237	—	1,668,786
	702,025	449,390	1,499,010	331,780	21,695	586	865,598	3,870,084

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

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of December 31, 2021, the CDI rate was 12.36%.

As of December 31, 2021, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

December 31, 2021	Exposure	+10%	-10%
Cash, bank deposits and cash equivalents	210,989	2,608	(2,608)
Financial investments	1,014,056	12,534	(12,534)
Accounts payable to selling shareholders	801,522	9,907	(9,907)
Related parties	11,390	141	(141)
Loans and financing	1,176,463	14,570	(14,570)

The Company performed evaluation of their fair value at the end of each year in order to account for any changes to it, as disclosed in Note 26. These derivatives, which are not publicly traded, have specific conditions that do not enable the Company to present a sensitivity analysis in relation to specific interest rates or market indexes.

Changes in liabilities arising from financing activities

		Change in	As of
	December 31,	accounting	January	Cash		December	Cash		December	Cash		December
	2018	practice	1, 2019	flows	Other	31, 2019	flows	Other	31, 2020	flows	Other	31, 2021
Leases	—	20,089	20,089	(5,259)	11,027	25,857	(10,610)	19,973	35,220	(19,023)	26,921	43,118
Loans and financing	—	—	—	97,011	1,550	98,561	183,860	28,698	311,119	1,448,208	72,000	1,831,327
Total	—	20,089	20,089	91,752	12,577	124,418	173,250	48,671	346,339	1,429,185	98,921	1,874,445

28    Commitments and contingencies

(i)  Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2019	—	122	129	251
Additions	564	108	137	809
Business combination	—	—	599	599
Reversals	(99)	(178)	(16)	(293)
Balance at December 31, 2020	465	52	849	1,366
Additions	262	720	274	1,256
Business combination	—	4	—	4
Reversals	(393)	(479)	(356)	(1,228)
Balance at December 31, 2021	334	297	767	1,398

As of December 31, 2021, the Company was party to lawsuits classified as possible losses totaling R$ 9,004 (2020: R$ 7,863), as shown below:

	2021	2020
Civil (a)	7,032	6,367
Labor (b)	1,972	1,496
Total	9,004	7,863
(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others;
(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The decision is under the ongoing review of financial and legal advisors of the Company and its amount calculated will be further discussed in the award liquidation phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot will not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

In light of the arbitration proceeding and based on IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Based on the arbitration panel decision mentioned above, the Company has recorded the provision of the amount considered the amount due for the purchase price under the Investment Agreement payable to the non-controlling shareholder. The liability is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the course of the arbitration. Based on realized numbers, the liability increased by R$ 4,683 in 2021 and was recorded as financial expense as described in Note 17.a). During the twelve-month period ended December 31, 2021, the Company recognized R$ 23,373 of interest related to the liability.

29    Transactions not involving cash

During the years ended December 31, 2021, 2020 and 2019, the Company carried out the following non-cash activities, which are not reflected in the statement of cash flows:

	2021	2020	2019
Tax benefit from tax deductible goodwill	—	—	(46,314)
Investing - financial derivatives	—	—	14,597
Business combinations - financial derivatives	—	—	38,924
Lease (Note 13)	22,346	14,471	1,251
Forward contract (Note 4)	51,501	406,635	29,728
Retained payments from business combination (Note 4)	1,324	14,821	874,440
Capital contribution (Note 4)	10,000	—	—
Price adjustment from business combination (Note 4)	(7,400)	4,620	—
Acquisition from business combination (Note 4)	36,172	22,857	39,419

30    Subsequent events

Acquisition of PGS and Mentes do Amanhã

On February 3, 2022, Arco concluded the acquisition of following solutions from Pearson Education do Brasil Ltda.:

(i) PGS: a K-12 bilingual courseware and teaching methodology, previously known as Pearson Global School; and (ii) Mentes do Amanhã (“Mentes”): a K12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy and technology).

The purchase consideration consists of: (i) R$ 15,000 paid in February 2022; and (ii) 1,5 x net revenue from sales until March 2022, which will be settled until April 2022.

This transaction broadens Arco’s supplemental market presence by adding high-quality solutions with pricing complementary to its portfolio. Arco believes in the large potential for English as a Second Language and in the favorable market trends for 21st century skills. An even stronger portfolio better positions Arco to capture this demand outside Arco’s school base.

Loan liquidation

On January 03, 2022, the Company paid in full a loan agreement through one of its subsidiaries Arco Educação, in the amount of R$ 201,883.

Shares repurchase

From January 1st, 2022, until March 31, 2022, the Company purchased an aggregate amount of 338,718 Class A common shares for a total of approximately US$ 6.6 million. This repurchase was made in accordance with the Repurchase Program mentioned in Note 19.