Form 20-F
period 2022-12-31
Arco Platform Ltd.
filed 2023-03-31
CIK 1740594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

Rua Augusta 2840, 15th floor, suite 152

Consolação, São Paulo – SP

01412-100, Brazil

+55 (11) 3047-2699
(Address of principal executive offices)

Roberto Otero, Chief Financial Officer

Rua Augusta 2840, 15th floor, suite 152

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

The number of outstanding shares as of December 31, 2022 was 28,506,962 Class A common shares and 27,400,848 Class B common shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b): ☐

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

We present in this annual report our audited consolidated financial statements as of December 31, 2022, and 2021 and for the years ended December 31, 2022, 2021 and 2020. Our financial statements are prepared in accordance with IFRS, as issued by the IASB.

We maintain our books and records in Brazilian reais, the presentation currency for our financial statements and also the functional currency of our operations in Brazil. Unless otherwise noted, our financial information presented herein as of December 31, 2022, and 2021 and for the years ended December 31, 2022, 2021 and 2020 is stated in Brazilian reais, our reporting currency. The consolidated financial information contained in this annual report is derived from our audited consolidated financial statements as of December 31, 2022, and 2021 and for the years ended December 31, 2022, 2021 and 2020, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to our consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.

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

On September 8, 2020, we completed a follow-on public offering, consisting of 2,500,000 Class A common shares issued and sold by us. The public offering price was US$44.80 per Class A common share. We received net proceeds of US$109.8 million, after deducting US$2.2 million in underwriting discounts and commissions.

On January 6, 2021, our Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we may repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. On March 31, 2021, our Board of Directors approved the increase of the share repurchase limit of our Repurchase Program to up to 2.5 million of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. The Repurchase Program expired on January 6, and as of such date, we had purchased an aggregate of 2,031,186 Class A common shares for a total of approximately US$46.8 million under the Repurchase Program. On November 1, 2021, we cancelled 750,000 treasury shares with the approval of our Board of Directors.

On August 1, 2020, we completed a corporate reorganization through the incorporation of Positivo Soluções Didáticas Ltda., or Positivo, and Editora Piá Ltda. On January 1, 2021, we completed a corporate reorganization through the incorporation of Arco Ventures S.A. On July 1, 2021, we completed a corporate reorganization through the incorporation of Barra Américas Editora Ltda., Distribuidora de Material Didático Desterro Ltda., SAS Sistema de Ensino Ltda. and SAS Livrarias Ltda. On October 1, 2021, we completed a corporate reorganization through the incorporation of Nave à Vela Editora e Comercializadora de Materiais Educacionais S.A. On May 1,2022, we completed a corporate reorganization through the incorporation of P2D Educação Ltda. On October 1, 2022, we completed a corporate reorganization through the incorporation of Geekie Desenvolvimento de Software S.A. All companies were incorporated by Companhia Brasileira de Educação e Sistemas de Ensino S.A. (formerly known as PSD Educação S.A. (until 2021), as EAS Educação S.A. (until 2020) and SAS Educação S.A. (until 2017)), or CBE, and were under our common control and the incorporated assets and liabilities of the respective companies were recorded at their carrying amounts. The incorporations were part of a tax planning strategy to enable us to obtain tax benefits from the amortization of fair value adjustments and goodwill resulting from business combinations. Furthermore, we are currently implementing certain additional changes to the organizational structure of certain of our operating subsidiaries in Brazil. This reorganization will be an internal corporate reorganization and is not expected to affect us on a consolidated basis.

On December 1, 2021, we issued US$150 million in senior notes convertible into our Class A common shares in the amount of: (i) US$100 million to Arcade GF II Holdings, LLC and Arcade OF V Holdings, LLC, entities affiliated with Dragoneer Investment Group, or Dragoneer; and (ii) US$50 million to General Atlantic Partners (Bermuda) H, L.P., an entity affiliated with General Atlantic, L.P., or General Atlantic. The convertibles notes bear interest at 8% per annum in fixed Brazilian reais and mature on November 15, 2028. Each note is convertible at the option of the holder into our Class A common shares at the agreed conversion rate, which is equivalent to an initial conversion price of US$29 per share. The conversion price represents a premium of approximately 65% to the trailing 30-day volume-weighted share price at the time of signing the investment agreements for the convertible notes.

On November 30, 2022, our Board of Directors received a preliminary non-binding proposal from General Atlantic and Dragoneer to acquire all of our outstanding Class A common shares not held by General Atlantic, Dragoneer or our Founding Shareholders, or the Going Private Transaction, at a purchase price payable in cash and equal to US$11.00 per Class A common share (which represented a premium of approximately 22% over the closing price of US$9.04 per Class A common share as of November 30, 2022). Pursuant to the terms of the non-binding proposal, the Founding Shareholders would roll over 100% of their Class A common shares and Class B common shares into the Going Private Transaction, and following closing of the Going Private Transaction, the Founding Shareholders would maintain their current economic and voting interests in the Company. On January 26, 2023, the Company announced that the Board of Directors had formed a special committee consisting of four independent directors to evaluate and consider the non-binding proposal and any potential alternative transactions, and to engage in any other actions to further the interests of the holders of our Class A common shares. As of the date of this annual report, the special committee evaluation of the non-binding proposal and any potential alternative transactions is ongoing. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Proposed Going Private Transaction.”

Organizational Structure

The diagram below depicts our organizational structure as of the date of this annual report:

(1)	Includes Class A and Class B common shares beneficially owned by our Founding Shareholders.
(2)	Voting power and economic interest calculated over the number of common shares outstanding as of December 31, 2022
(3)	Arce Participações Ltda., which was incorporated in 2021, holds a minority interest of 0.1% in Arco Brasil, as required by Brazilian corporate law requirements.

Financial Information in U.S. Dollars

Solely for the convenience of the reader, we have translated some of the real amounts included in this annual report from reais into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated real amounts into U.S. dollars using a rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Exchange Rates” for more detailed information regarding translation of reais into U.S. dollars and for historical exchange rates for the Brazilian real.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents our Adjusted EBITDA, Adjusted Net Income and Free Cash Flow information for the convenience of investors. Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders as it is a necessary metric to better understand the Company’s liquidity or operating ratios. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate Adjusted EBITDA as profit (loss) for the year plus/minus income taxes, plus/minus finance result, plus depreciation and amortization, plus/minus share of (profit) loss of equity-accounted investees, plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus M&A expenses (which refers to non-recurring expenses related to the acquisitions of the year), minus other changes to equity accounted investees (which refers to gains related to capital contribution from others on investees leading to an increase in equity of the investee), plus non-recurring expenses (which are related to consulting expenses in respect of the Sarbanes-Oxley Act, or SOX implementation and corporate restructuring), plus effects related to COVID-19 pandemic (only for 2020 and 2021) (which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the year).

We calculate Adjusted Net Income as profit (loss) for the year plus share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units), plus M&A expenses (which refers to non-recurring expenses related to the acquisitions of the year), minus other changes to equity accounted investees (which refers to gains related to capital contribution from others on investees leading to an increase in equity of the investee), plus non-recurring expenses (which are related to legal services (mainly in connection with the International School arbitration) and consulting expenses for SOX implementation), plus effects related to COVID-19 pandemic (only for 2020 and 2021) (which includes the revision of the Company’s estimated credit losses from its trade receivables based on expected increases in financial default and in unemployment rates in Brazil for the period), plus amortization of intangible assets from business combinations (which refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions), plus/minus changes in fair value of derivative instruments (which refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs), plus/minus changes in accounts payable to selling shareholders (which refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs), plus interest income (expenses), net (which refers to interest expenses related to accounts payable to selling shareholders from business combinations adjusted by fair value), plus/minus changes in current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share-based compensation and amortization of intangible assets).

For purposes of the calculation of Adjusted Net Income for the year ended December 31, 2022 and December 31, 2021, we have excluded the following adjustments that we applied to the calculation of Adjusted Net Income for December 31, 2020 or prior periods: (i) foreign exchange effects on cash and cash equivalents; (ii) share of loss of equity-accounted investees; and (iii) interest income (expenses) linked to a fixed rate (we will maintain the adjustment for interest income (expenses) that refers to adjustments by fair value). These adjustments will not be applied going forward. We believe that eliminating these adjustments from our calculation does not impact our investors’ ability to assess our results of operations. We have not retroactively restated Net Adjusted Income for the periods prior to 2021.

We calculate Free Cash Flow as net cash flows from operating activities less acquisition of property and equipment less acquisition of intangible assets. We consider Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by operating activities and cash used for investments in property and equipment and intangible assets required to maintain and grow our business.

We understand that although Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted EBITDA, Adjusted Net Income and Free Cash Flow may be different from the calculations used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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

For our B2B2C Core Curriculum and Supplemental Content Solutions, we measure our ACV Bookings monthly throughout the school year, starting in November of the preceding fiscal year. Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our content in the next school year. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and early dropouts, this number may fluctuate slightly until the end of March in each year, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of the end of March in each year, and in this annual report, we refer to our ACV Bookings as of March 30, 2023 and as of March 31, 2022, 2021 and 2020 as our ACV Bookings.

Notwithstanding the above, after March 31 in a calendar year, our partner schools may experience additional admissions and/or dropouts up to September 30 of such year, which explains the difference between the ACV Bookings and the revenue recognized for such school year. In years prior to the COVID-19 pandemic, the difference between our ACV Bookings and the revenue recognized for the school year was not material, demonstrating the predictability of our business. However, during 2020 and 2021 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31 to September 30, and the difference between our ACV Bookings and the revenue recognized for each school year was -4% and -9%, respectively. The dynamics mentioned above also impacted the number of enrolled students in our partner schools. In 2022, we resumed our pre-COVID-19 trends and recognized 100% of our ACV Bookings for the school year.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business, including any impact from the COVID-19 pandemic;
●	the Going Private Transaction, including the timing, pricing and conditions of such transaction and any additional terms or conditions that may be set by Dragoneer, General Atlantic or the Founding Shareholders;
●	fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future;
●	our ability to implement our business strategy;
●	our ability to integrate and realize the anticipated benefits and synergies from mergers and acquisitions;
●	our ability to adapt to technological changes in the educational sector;
●	our ability to enhance our brands;
●	our ability to obtain government authorizations on terms and conditions and within periods acceptable to us;
●	our ability to continue attracting and retaining partner schools;
●	our ability to maintain the academic quality of our programs;
●	the availability of qualified personnel and the ability to retain such personnel;
●	changes in the financial condition of the students enrolling in our partner schools or private schools in general and in the competitive conditions in the education industry, or changes in the financial condition of our partner schools in the primary and secondary education sector;
●	our capitalization and level of indebtedness;
●	the interests of our controlling shareholder;
●	changes in government regulations applicable to the primary and secondary education industry in Brazil;
●	government interventions in the primary or secondary education industry that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to primary and/or secondary educational institutions;
●	a decline in the number of our partner schools or the amount of fees we can charge for our educational platform;

●	our ability to compete and conduct our business in the future and adapt to changes in circumstances;
●	the success of our marketing initiatives, including advertising and promotional efforts;
●	our ability to develop new educational products, services and concepts;
●	changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes;
●	changes in labor, distribution and other operating costs;
●	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;
●	other factors that may affect our financial condition, liquidity and results of operations; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk factors.”

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

Certain Risks Relating to Our Business and Industry

●	Our operations and results have been and may be negatively impacted by the coronavirus (COVID-19) outbreak. The initial measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, in 2021 private schools resumed classes using a hybrid model, with on-site and online classes, and in 2022 private schools resumed in-person classes with no restrictions. In addition, the Company did not suspend its activities at any time and its workforce continued to work remotely throughout 2021, and gradually returned to working on site in 2022 in accordance with health and safety protocols and social distancing guidelines. Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19’s general impact on the education industry or to reasonably estimate its impact on Arco’s results of operations, cash flows or financial condition.
●	We face significant competition in each program we offer and each geographic region in which we operate. If we experience increasing consolidation in the K-12 school industry in Brazil or if we fail to compete efficiently, we may lose market share and our profitability may be adversely affected. We compete directly with private education platform providers and indirectly with certain traditional educational content providers. Our competitors may begin to offer educational solutions similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the academic community, or charge lower fees. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease, and we may be adversely affected.
●	We may not be able to update, improve or offer the content of our existing educational platform on a cost-effective basis. Our educational platform is designed to offer a complete suite of turnkey curriculum solutions intended to prepare the primary and secondary education students at our partner schools to sit the ENEM (which is equivalent to the Gaokao in China and loosely comparable to the SAT in the United States), for entry into post-secondary educational institutions and which is also used by the MEC and the market to evaluate Brazilian public and private schools. If we do not adequately modify our educational platform in response to market demand, whether due to financial restrictions, technological changes or otherwise, our ability to attract new schools and retain partner schools may be impaired and we may be materially adversely affected.
●	Our business depends on the continued success of our brands, and if we fail to maintain and enhance the recognition of our brands, we may face difficulty increasing our network of partner schools, and our reputation and operating results may be harmed. We believe that market awareness of our brands, SAS Plataforma de Educação, or SAS, SAE Digital, Sistema Positivo de Ensino, or SPE, Sistema COC, or COC, International School, Escola da Inteligência, among others, has contributed significantly to the success of our business. If our marketing initiatives are not successful or become less effective, if we are unable to further enhance our brand recognition, or if we incur excessive marketing and promotion expenses, or if our brand image is negatively impacted by any negative publicity, we may not be able to attract new partner schools successfully or efficiently, and our business and results of operations may be materially and adversely affected. In addition, if any partner school using our educational platforms engages in unlawful activities or uses our educational platforms in an unauthorized manner, the general public may associate such school’s behavior with our brand, generating negative publicity that may adversely affect our reputation.
●	If we continue to grow, we may not be able to appropriately manage the expansion of our business and staff, the increased complexity of our software and platforms, or grow in our addressable market. We are currently experiencing a period of significant expansion and may face, as a result, certain expansion-related issues, such as cash flow management, corporate culture, IT integration and internal controls, among others. These issues and the significant amount of time spent on addressing them may result in the diversion of our management’s attention from other business issues and opportunities. We cannot assure you that our current and planned platform and systems, procedures and controls, personnel and third-party relationships will be adequate to support our future operations. In addition, our continuous expansion places a significant strain on management and on our operational and financial resources, which strain is expected to continue. Our failure to manage growth effectively could seriously harm our business, results of operations and financial condition.

●	An increase in delays and/or defaults in the payment of amounts owed to us by partner schools may adversely affect our income and cash flow. Because the historical information included elsewhere in this annual report may not be representative of our results as a consolidated company, investors may have limited financial information on which to evaluate us, their investment decision, and our prior performance.
●	An increase in delays and/or defaults in the payment of tuition fees may adversely affect our income and cash flows. We depend on the full and timely payment of the amounts owed to us by partner schools. Our partner schools may face financial difficulties, and in certain cases, insolvency, or bankruptcy. An increase in payment delinquency or default by partner schools may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations, and in certain circumstances, we may decide to terminate our contracts with such partner schools, increasing our attrition rates.

Certain Factors Relating to Brazil

●	The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement as well as Brazil’s political, regulatory, legal and economic conditions could harm us and the price of our Class A common shares. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results and may also adversely affect the trading price of our Class A common shares.
●	Economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares. Political crises have affected and continue to affect the confidence of investors and the general public which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
●	Inflation and certain measures by the Brazilian government to curb inflation have historically harmed the Brazilian economy and Brazilian capital markets, and high levels of inflation in the future would harm our business and the price of our Class A common shares. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.
●	Exchange rate instability may have adverse effects on the Brazilian economy, us and the price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Depending on the circumstances, either devaluation or appreciation of the real relative to the U.S. dollar and other foreign currencies could restrict the growth of the Brazilian economy, as well as our business, results of operations and profitability.
●	Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on us. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency.
●	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our Class A common shares. The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe, and other countries, including as a result of the war between Russia and Ukraine. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed.

Certain Factors Relating to Our Class A Common Shares

●	The Founding Shareholders, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents 90.7% of the voting power of our issued share capital, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters. As long as the Founding Shareholders continue to beneficially own a sufficient number of Class B common shares, even if they beneficially own significantly less than 50% of our outstanding share capital, acting together, they will be able to effectively control our decisions. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares.
●	There can be no assurance that any definitive offer will be made with respect to the Going Private Transaction, that any agreement will be executed or that this or any other transaction will be approved or consummated. Potential uncertainty involving the proposed Going Private Transaction may adversely affect our business and the market price of our Class A common shares. In addition, if any definitive offer is made by General Atlantic or Dragoneer, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction.
●	Our Articles of Association contain anti-takeover provisions that may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A common shares. Our Articles of Association contain certain provisions that could limit the ability of others to acquire our control, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series.
●	If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline. The trading market for our Class A common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline.
●	We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Class A common shares. As a result, capital appreciation in the price of our Class A common shares, if any, will be your only source of gain on an investment in our Class A common shares.

Certain Factors Relating to Our Business and Industry

Our operations and results have been and may be negatively impacted by the coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of COVID-19 started to spread and reached over 150 countries, including China, Italy, U.S. and Brazil. On March 11, 2020, the World Health Organization, revised the classification of COVID-19 from an epidemic (when a disease spreads through a specific community or region) to a pandemic, which according to World Health Organization’s definition is when there is a worldwide spread of a new disease. The classification of the disease as a pandemic was motivated by the rapid increase in the number of cases and the number of affected countries on all continents, triggering measures by governments, companies, and societies to contain the advances of COVID-19. The measures vary from country to country in quantity and degree of severity but in Brazil basically involve: (1) recommendations to adopt voluntary isolation (avoid going out on the streets, avoiding crowds, avoiding physical contact with other people, etc.); (2) internal restrictions regarding the movement of people; (3) closing of schools; (4) closing of public places (parks and leisure centers); (5) closures of shopping malls, bars and restaurants; (6) adoption of remote working practices (home office) by companies, whenever possible and permitted by their activities; (7) restriction and/or suspension of trade in non-essential goods and services in the context of COVID-19 (while supermarkets, drugstores, gas stations and other essential services remain available); (8) purchase restrictions for certain essential items to avoid scarcity; (9) interruption of production activities of consumer items not essential to combat the pandemic; (10) restriction on the delivery of products to homes other than essentials; (11) compulsory reduction of working hours; (12) cancellation of public events; and (13) other restrictive measures.

The initial measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. With increased vaccination rates, including among children aged between five and eleven years, most private schools in Brazil resumed regular on-site classes in 2021, or adopted a hybrid learning method by mixing on-site and online classes, depending on local or statewide restrictions. Nonetheless, despite vaccination efforts, new variants of COVID-19 emerged, including the omicron variant, which impacted the number of hospital admissions and led to the adoption of further restrictive measures in some countries to contain the pandemic.

Nonetheless, in 2021 private schools resumed classes using a hybrid model, with on-site and online classes, and in 2022 private schools resumed in-person classes with no restrictions. In addition, the Company did not suspend its activities at any time and its workforce continued to work remotely throughout 2021, and gradually returned to working on site in 2022 in accordance with health and safety protocols and social distancing guidelines.

As a result, during 2020 and 2021 we made additional investments in IT and network infrastructure; incurred additional expenses for cleaning and disinfecting the installations; purchased alcohol and masks; and funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of its employees, reducing the demand for care in health units and to facilitate the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits to its employees. Additionally, to support schools, since day one, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support to maintain student learning with the social distancing measures. The measures discussed above, including travel restrictions, were put in place in 2020 and 2021 to safeguard the health and safety of our employees, customers, and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Our content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to the school calendar for the year, enabling us to recognize the revenues on these products. With respect to the distribution and delivery capacity, which relies on third parties, our principal vendors responsible for the printing of educational material did not raise any issues related to their ability to fulfill scheduled shipments or with respect to the incurrence of any significant additional expenses related to the COVID-19 outbreak.

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

In addition, should new variants emerge and result in further hospitalizations and medical conditions, restrictive governmental measures may be reestablished, including the prohibition of non-essential activities and lockdowns, which may adversely affect our financial condition and results of operations.

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

We believe that market awareness of our brands, SAS, SAE Digital, SPE, COC, International School, Escola da Inteligência, among others, has contributed significantly to the success of our business. Maintaining and enhancing our brands is critical to our efforts to increase our network of partner schools, which is in turn critical to our business. We rely heavily on the efforts of our sales force and our marketing channels, including online advertising, search engine marketing, social media, and word-of-mouth. Failure to maintain and enhance the recognition of our brands could have a material and adverse effect on our business, operating results, and financial condition. We have devoted significant resources to our brand promotion efforts and the training of our sales force in recent years, but we cannot assure you that these efforts will be successful.

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

We depend on the full and timely payment of the amounts owed to us by partner schools. Our partner schools may face financial difficulties, and in certain cases, insolvency or bankruptcy. An increase in payment delinquency or default by partner schools may have a material adverse effect on our cash flows and our business, including our ability to meet our obligations, and in certain circumstances, we may decide to terminate our contracts with such partner schools, increasing our attrition rates. Moreover, these risks may be aggravated during the COVID-19 pandemic, including due to an economic crisis resulting from the COVID-19 pandemic, which may, for example, increase the levels of delinquency or default. Our allowance for doubtful accounts expenses as a percentage of our net revenue was 0.1%, 2.2% and 3.5% for the years ended December 31, 2022, 2021 and 2020, respectively.

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

We acquire interests in third parties for the expansion, development or commercialization of our products. As of the date of this annual report, we have a 10.88% interest in Bewater Ventures I GA FIP – Multiestratégia, or Bewater, a fund managed by Paraty Capital, which used the proceeds from our investment to subsequently make a minority investment in Grupo A, a company that provides educational solutions for higher education. Additionally, we have a 23.43% interest in Tera Treinamentos Profissionais S.A., a company that offers tech-related educational services, such as UX design, full stack development and data analytics, among others, for the B2B and B2C markets. We do not currently have a controlling interest in these companies and any disagreements or disputes with these or other companies where we have a minority interest could adversely affect our ability to develop and commercialize our products and in turn, our financial condition, and results of operations. The failure to continue any investment arrangement or to resolve disagreements with current or future companies where we have a minority interest could materially and adversely affect our ability to transact the business that is the subject of such investment arrangement, which would in turn negatively affect our financial condition and results of operations.

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

For further information about our acquisitions and investments, see “Item 4. Information on the Company—A. History and development of the company—Acquisitions and Investments.”

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

Our network of partner schools to which we make available our B2B2C Core Curriculum and Supplemental Content Solutions comprises 8,071 partner schools as of March 30, 2023. Our net revenue was R$1,775.4 million and R$1,232.1 million for the years ended December 31, 2022, and 2021. We typically enter into contracts with our partner schools for one-year terms for our Supplemental solutions and three to five-year terms for our Core solutions, which contemplate penalties ranging between 20% and 100% of the remaining total value of the contract in the event of termination. In addition, we also rely in part on existing partner school referrals to attract new partner schools. Accordingly, maintaining a good relationship with our schools, developing new relationships and expanding our network of partner schools are essential to the success of our business. We may also not be able to renew our contracts with our partner schools, including because of new leadership in our partner schools deciding to discontinue the use or expansion of our educational platform in their curriculum. Any deterioration in our relationship with our partner schools, and any early termination of, or a failure to renew, our contracts with our partner schools may harm our image, impair our ability to pursue our growth strategy, and materially adversely affect our business, our operating and financial results and our cash flows.

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

Our primary source of income is the payments we receive from our partner schools in connection with the contract fees per student that we charge them to use our Core Curriculum and Supplemental Content Solutions. For the year ended December 31, 2022, operation, sales, and corporate personnel expenses represented 28.5% and third-party services expenses represented 5.2% of our total costs and expenses for the period. Personnel costs are adjusted periodically using indices that reflect changes in inflation levels. Personnel costs are also adjusted annually because of customary annual employee salary adjustments in line with inflation. If we are not able to transfer any increases in our costs to partner schools by increasing the contract fees per student that we charge them, our operating results may be adversely affected.

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

In addition, we are required to adapt our education materials to the requirements of the new National Curriculum Guidelines (Diretrizes Nacionais Curriculares or DCN) for high school, which are known as the “New High School” (Novo Ensino Médio). If we fail to adapt our education materials to the New High School education framework, our business and results of operations could be adversely affected.

Furthermore, our partner schools and their students are regularly evaluated and graded by the State and Municipal Education Secretaries and MEC. If our partner schools’ campuses, programs or students receive lower scores from the MEC than in previous years in any of their evaluations, including the IDEB and the ENEM, or if there is a decline in our partner schools students’ acceptance rates at prestigious higher education institutions post-secondary schools, we may be adversely affected by perceptions of decreased educational quality of our educational platform, which may negatively affect our reputation and, consequently, our results of operations and financial condition.

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

As of December 31, 2022, we relied on trademark, patent, copyright, and other intellectual property laws to establish and protect its products and services and owns several intellectual property assets in Brazil and abroad, including 617 trademarks registrations in Brazil (563 of which have been granted and 54 of which are under review but that we are entitled to use), 1 industrial design registration in process, and 9 software registrations. In relation to international assets, we have 12 trademarks registrations: 2 in Argentina, 2 in Bolivia, 3 in Chile, 1 in Ecuador, 2 in Paraguay and 1 in Uruguay.

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

Cybersecurity incidents, including attacks on the infrastructure necessary to maintain our IT systems, may result in financial losses and damage to our reputation.1

Despite system redundancy and the implementation of security measures, our systems are vulnerable to damages from any number of sources, including energy blackouts, natural disasters, terrorism, war, telecommunication failures and cybersecurity attacks, such as malware, ransomware, or unauthorized access. Across our business we hold large volumes of personally identifiable information including that of employees, schools, customers, students and parents and legal guardians. Individuals may try to gain unauthorized access to our data to misappropriate such information for potentially fraudulent purposes, and our security measures may fail to prevent such unauthorized access. Cybersecurity incidents may result in the misappropriation of our information and/or customer information or in ineffective time on its servers or operations, which may affect us materially and adversely.

The growing frequency of attempted cybersecurity attacks may lead to increased costs to protect the company and respond to any events, including additional personnel, consultants and protection technologies. For example, we have improved the monitoring of our infrastructure and systems and are seeking to implement the best practices regarding the development of IT systems. Any compromise of our security could result in a violation of applicable privacy and other laws, unauthorized access to information of ours and others, significant legal and financial exposure, damage to our reputation, loss or misuse of the information and a loss of confidence in our security measures, which could harm our business. Additionally, remediation costs for security events may not be covered by our insurance. In addition, if we were unable to prove that our systems are properly designed to detect an intrusion, we could be subject to severe penalties and loss of existing or future business. Any losses of intellectual property, trade secrets or other sensitive business information or the interruption of its operations could adversely affect our financial results. We have been monitoring our systems and made several security tests to identify our potential weakness in advance and implement the applicable security measures.

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

As a result, we may be required to employ a significant amount of resources to combat such occurrences and identify those responsible.

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

In connection with the audit of our consolidated financial statements, we and our independent registered public accounting firm may identify material weaknesses, which is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Our management has assessed the effectiveness of our internal control over financial reporting and has concluded that the Company maintained effective internal controls as of December 31, 2022.

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

The effectiveness of such internal controls over financial reporting as of December 31, 2022 was audited by Ernst & Young Auditores Independentes S.S. Ltda., or EY, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended. EY has issued an unqualified report on our internal control over financial reporting, which is included elsewhere in this annual report.

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Climate risk is a transversal risk that can be an aggravating factor for the types of traditional risks that we manage in the ordinary course of business, including, without limitation, the risks described in this “Risk Factors” section. Based on the classifications used by the Taskforce on Climate-Related Financial Disclosures, we consider that there are two primary sources of climate change-related financial risks: physical and transition.

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns:

●	Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes, or floods;
●	Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels;

The main physical risks that can impact us are acute physical risks that can disrupt our supply chain and delay the delivery of our printed educational materials to partner schools located in regions impacted by extreme weather events.

Transition risks refer to actions to address mitigation and adaptation requirements related to climate change, and they can fall into various categories such as market and technology changes:

●	Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly considered. Changes in the price and availability of paper could disrupt paper supply, which would impact our printed educational materials production cycle and consequently, our business.
●	Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy-efficient economic system that can have a significant impact on companies to the extent that new technology displaces old systems and disrupts some parts of the existing economic system. One of our strategies to minimize our carbon footprint is to reduce the number of physical pages we print as part our printed educational materials by making those educational materials available to students digitally on our online platform.

Policy actions generally fall into two categories: those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with, and the financial impact of policy changes depend on the nature and timing of the policy change.

Our partner schools may be adversely affected by increased regulatory requirements going forward as a result of the increasing importance of environmental matters, which may indirectly affect our business. This and other changes in regulations in Brazil and international markets may expose us to increased compliance costs, limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition, and results of operations.

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

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Class A common shares. In addition, the new federal administration that took office in January 2023 could result in an increase in government interference in the economy, which could negatively impact us and our results of operations.

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

See “Item 5. Operating and Financial Review and Prospects—Brazilian macroeconomic environment” for further information.

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

In March 2021, a Brazilian Federal Supreme Court ruling issued by Justice Edson Fachin annulled the decisions that had convicted former President Luiz Inácio Lula da Silva. As a result of this ruling, President Luiz Inácio Lula da Silva recovered his political rights and ran for office in the 2022 presidential elections in Brazil, with a first round on October 2, 2022. A second round between candidates was necessary as none of the candidates obtained more than 50% of the valid votes. The second round was held on October 30, 2022. President Luiz Inácio Lula da Silva was elected with 50.90% of the votes. Since the results of the presidential election were announced, certain groups formed by extreme supporters of the defeated candidate have been organizing public demonstrations and protests against the electronic ballot boxes and the existence of an alleged conspiracy against their candidate. On January 8, 2023, thousands of supporters of the defeated candidate and now former president invaded Brazil’s Congress and presidential offices, among other government buildings in Brasília, Federal District. Any potential threat to the democratic system or ballot counting may result in the deterioration of the political environment and, consequently, affect the confidence of investors and the general public.

In addition, on April 14, 2021, a Parliamentary Committee of Inquiry (Comissão Parlamentar de Inquérito), or “CPI,” was established to investigate actions and omissions by the Brazilian federal government in facing the pandemic and collapse of health in the State of Amazonas at the beginning of the year and the misuse of funds to combat the effects of COVID-19 in Brazil. With the support and expedition of a precautionary measure by the Brazilian Supreme Court justice, Luís Roberto Barroso, the necessary measures were taken for the creation and installation of the CPI. The CPI investigated, among other things, alleged failures to impose lockdowns or promote social distancing, the successive removals of health ministers to manage the pandemic, and the promotion of unproven drugs in treating COVID-19. Upon completion of the congressional investigation, a final report was approved on October 26, 2021, recommending that the former president be indicted for nine crimes related to his handling of the COVID-19 pandemic, including crimes against humanity. The congressional report could lead to criminal charges or trigger an impeachment proceeding.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the IBGE, Brazilian inflation rates were 5.8%, 10.1% and 4.5% in 2022, 2021 and 2020, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. For example, the official interest rate in Brazil oscillated from 7.00% as of December 31, 2017, to 2.00% as of December 31, 2020, as established by the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM. Beginning in March 2021, COPOM began increasing Brazil’s official interest rate, reaching 13.75% as of December 31, 2022. As of the date of this annual report, Brazil’s official interest rate was 13.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our indebtedness. In 2022, higher inflation directly impacted all our cost lines, in particular paper and printing costs, logistics and transportation costs, and the travelling expenses of our sales teams.

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

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per U.S.$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per U.S.$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per U.S.$1.00 on December 31, 2022, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP performance has fluctuated over the past few years, with a contraction of 3.3% in 2020, a growth of 5.0% in 2021 and a growth of 2.9% in 2022. Growth has been structurally limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our Class A common shares. Investors’ sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our Class A common shares, even if indirectly. The economic, political, and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries, the consequences of United Kingdom’s exit from the European Union, and global tensions, as well as economic or political crises in Latin America or other emerging markets including as a result of the COVID-19 pandemic or the ongoing war between Russia and Ukraine, may significantly affect the perception of the risks inherent in investment in Brazil.

Additionally, the U.S. president has considerable influence, which may materially and adversely affect global economy and political stability. We cannot ensure that the U.S. government will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our Class A common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy.

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

The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

●	In 2015, Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on June 15, 2022.
●	In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On April 12, 2022, Moody’s maintained Brazil’s credit rating at Ba2-stable.
●	In 2016, Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other factors, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On July 14, 2022, while reaffirming Brazil’s credit rating at BB-negative, Fitch changed its outlook on Brazil’s credit rating to a positive outlook.

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

The war between Russia and Ukraine may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the war between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is unpredictable, the conflict in Ukraine has created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets. The war between Russia and Ukraine has led to sanctions and other penalties being levied by the United States, European Union and other countries mainly against Russia, including an agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. The war is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, scarcity in certain raw materials and products, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, there is a risk that Russia and other countries supporting Russia in this conflict may launch cyberattacks against the United States and its allies and other countries, their governments and businesses, including the infrastructure in such countries. Any of the foregoing consequences, including those we cannot yet predict, may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Certain Factors Relating to Our Class A Common Shares

The Founding Shareholders, our largest group of shareholders, own 100% of our outstanding Class B common shares, which represents 90.7% of the voting power of our issued share capital, and will control all matters requiring shareholder approval. This concentration of ownership and voting power limits your ability to influence corporate matters.

As of December 31, 2022, Oto Brasil de Sá Cavalcante, Margarida Maria Porto Soares de Sá Cavalcante, Ari de Sá Cavalcante Neto, Mariana Magalhães de Sá Cavalcante, Patrícia Soares de Sá Cavalcante, Paula Soares de Sá Cavalcante and Luciana Soares de Sá Cavalcante Moraes, or the Founding Shareholders, control our company and do not hold any of our Class A common shares (except for Ari de Sá Cavalcante Neto, who held as of December 31, 2022, 1.4% of the Class A common shares), but beneficially own 49.0% of our issued share capital through their beneficial ownership of all of our outstanding Class B common shares, and consequently, 90.7% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares, which are publicly traded, are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions. As a result, the Founding Shareholders will control the outcome of all decisions at our shareholders’ meetings and will be able to elect a majority of the members of our board of directors. In addition, so long as they are appointed and are serving as our directors, they will also be able to influence our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, the Founding Shareholders, in their capacity as directors, may influence decisions to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. The Founding Shareholders’ decisions on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. They can prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders.”

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

There can be no assurance that any definitive offer will be made with respect to the Going Private Transaction, that any agreement will be executed or that this or any other transaction will be approved or consummated.

On November 30, 2022, we received a proposal from General Atlantic and Dragoneer with respect to the Going Private Transaction. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Proposed Going Private Transaction.” There can be no assurance that any definitive offer will be made, that any agreement will be executed or that any proposed going private transaction will be approved or consummated. These uncertainties may increase the volatility of the market price of our Class A common shares and have a material adverse effect on our Class A common shares.

The proposed going private transaction, whether or not pursued or consummated, presents a risk of diverting our management’s focus, our employees’ attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with General Atlantic and Dragoneer, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the Going Private Transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of our securities. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our Class A common shares.

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

Section 5605 of the Nasdaq equity rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to and follow home country practice in lieu of the above requirements. See “Item 16G Corporate Governance—Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.

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

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company

We were founded in 2004. However, our history goes back to 1941, when the grandfather of our CEO and founder, Ari de Sá Cavalcante Neto, acquired a small school in downtown Fortaleza. Over decades, the school grew into a large educational group with several branches providing K-12 education to 6,650 students, becoming recognized for its quality nationally and for successfully preparing students for the most rigorous national and international college admission exams for admission into institutions such as Massachusetts Institute of Technology, Stanford University and Princeton University, and national and international science competitions such as the International Physics Olympiad (IPhO), the International Mathematical Olympiad (IMO) and the International Chemistry Olympiad (IChO).

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

With an asset-light and highly scalable business model that emphasizes operating efficiency and profitability, we were able to grow the number of students served at a 49% compound annual growth rate, or CAGR, since 2006, reaching a total of 2,629,674 students served in 2023, combining organic growth, strategic investments, and acquisitions to grow our K-12 education exposure. These initiatives have helped us identify new business potential to enhance our overall growth prospects, such as education technological features (WPensar, Escola em Movimento, or EEM, Studos and Eduqo), supplemental instruction content (International School, PES, Nave à Vela, or NAV, Escola da Inteligência, or EI, Pleno, PGS, formerly known as Pearson Global School, and Coleção Mentes), digital-native content platform (Geekie), B2C online test prep solution (Me Salva!) and life-long learning platform connecting employees of companies across Brasil to free and discounted courses (Edupass).

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

On January 6, 2021, our Board of Directors approved the Repurchase Program to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we were able to repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. On March 31, 2021, our Board of Directors approved the increase of the share repurchase limit of our Repurchase Program to up to 2.5 million of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. The Repurchase Program expired on January 6, and as of such date, we had purchased an aggregate of 2,031,186 Class A common shares for a total of approximately US$46.8 million under the Repurchase Program.

On November 1, 2021, we cancelled 750,000 treasury shares with the approval of our Board of Directors.

On December 1, 2021, we issued US$150 million in senior notes convertible into our Class A common shares in the amount of: (i) US$100 million to Arcade GF II Holdings, LLC and Arcade OF V Holdings, LLC, entities affiliated with Dragoneer; and (ii) US$50 million to General Atlantic Partners (Bermuda) H, L.P., an entity affiliated with General Atlantic. The convertibles notes bear interest at 8% per annum in fixed Brazilian reais and mature on November 15, 2028. Each note is convertible at the option of the holder into our Class A common shares at the agreed conversion rate, which is equivalent to an initial conversion price of US$29 per share. The conversion price represents an approximately 65% premium to the trailing 30-day volume-weighted share price at the time of signing the investment agreements for the convertible notes.

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

Going Private Transaction

On November 30, 2022, our Board of Directors received a preliminary non-binding proposal from General Atlantic and Dragoneer to acquire all of our outstanding Class A common shares not held by General Atlantic, Dragoneer or our Founding Shareholders, at a purchase price payable in cash and equal to US$11.00 per Class A common share (which represented a premium of approximately 22% over the closing price of US$9.04 per Class A common share as of November 30, 2022). Pursuant to the terms of the non-binding proposal, the Founding Shareholders would roll over 100% of their Class A common shares and Class B common shares into the Going Private Transaction, and following closing of the Going Private Transaction, the Founding Shareholders would maintain their current economic and voting interests in the Company. On January 26, 2023, the Company announced that the Board of Directors had formed a special committee consisting of four independent directors to evaluate and consider the non-binding proposal and any potential alternative transactions, and to engage in any other actions to further the interests of the holders of our Class A common shares. As of the date of this annual report, the special committee evaluation of the non-binding proposal and any potential alternative transactions is ongoing.

Acquisitions and Investments

Acquisition of isaac

On January 25, 2021, we entered into a Series B Ordinary Shares Purchase Agreement with INCO Limited, the controlling entity of OISA Tecnologia e Serviços Ltda. (“isaac”). isaac is a vertical platform to address schools’ overarching needs with software and financial solutions, including working capital management issues. Pursuant to the purchase agreement, we acquired 8,571,427 series B ordinary shares of isaac, or approximately 30% of its outstanding share capital, for a purchase price equal to R$25.0 million.

On April 22, 2021, we and other investors entered into a Series A and Series A-1 Preferred Shares Purchase Agreement, pursuant to which we acquired 3,653,788 series A preferred shares of isaac for a purchase price equal to R$33.2 million, with the option to acquire an additional 2,935,010 Series A-1 preferred shares, which we exercised on September 17, 2021 for a purchase price equal to R$52.0 million.

On October 6, 2022, we entered into a purchase agreement for the acquisition of the remaining 75.1% of isaac’s outstanding share capital not owned by us, in exchange for 10,436,202 of our Class A common shares, 1,047,142 of which were treasury shares and 9,389,060 of which were newly issued shares. This transaction was completed on January 2, 2023, following the CADE approval we obtained on November 16, 2022.

On January 2, 2023, and in connection with the isaac acquisition, our board of directors approved the Arco Platform Limited 2022 Share Option Plan, or the “Arco Share Option Plan.” The Arco Share Option Plan is administered by our board of directors and a designated committee, and eligible participants include isaac employees that participated in the now extinct isaac share option plans. Pursuant to the Arco Share Option Plan, we have granted options to each participant at no cost to such participant, subject to certain vesting conditions and as set forth in the applicable award agreement for each participant, including with respect to the dismissal of participants with or without cause or in the event of a change in our control. Participants in the Arco Share Option Plan are subject to a six-month lock up period from the date of acquisition of the shares. As of March 30, 2023, 852,628 options had been granted pursuant to the Arco Share Option Plan, 215,778 of which were vested and had not yet been exercised and 636,850 of which are unvested.

Acquisition of Edupass

On September 3, 2021, we acquired 100% of the equity interest of Edupass for a total amount of R$5 million. Edupass is a technology company that offers an education as a benefit platform connecting its clients’ employees to a variety of education courses and content.

Acquisition of Eduqo

On April 22, 2021, we entered into a purchase agreement for the acquisition of 100% of the equity interest of Eduqo. The transaction closed on July 1, 2021, following CADE’s approval. Eduqo is a learning management system (LMS) platform that connects students and professors, and offers question banks, exams and diagnostics to its clients. The purchase price for the acquisition is structured as follows: (i) R$15,097 million was paid on July 1, 2021, (ii) R$ 6.969 million was paid on July 1, 2022, and (iii) R$6.504 million will be paid on July 1, 2023. Additionally, on November 16, 2021, Eduqo shareholders and Arco entered into an agreement to amend the earnout structure previously agreed to a fixed value of R$2.603 million to be paid on July 1, 2023. On August 1, 2022, Eduqo was merged with and into Atech.

Investment in Tera

On April 9, 2021, we acquired a 23.43% equity interest of Tera for a total amount of R$15 million. The transaction was divided in a capital injection and an acquisition of shares from Tera’s founders and early-stage investors. The company offers tech-related courses such as UX design, full stack development and data analytics, among others, for the B2B and B2C markets.

Acquisition of Me Salva!

On March 10, 2021, we acquired 60% of the equity interest of Me Salva! for a purchase price of R$27.6 million. Me Salva! is an online educational solution that prepares students to be admitted to the Brazilian universities, through recorded and live classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans. On December 9, 2022, we acquired the remaining 40% stake for a purchase price of R$9.6 million.

Acquisition of COC and Dom Bosco learning systems and PGS and Coleção Mentes do Amanhã supplemental solutions

On March 6, 2021, we entered into a definitive agreement with Pearson Education do Brasil Ltda. (“Pearson”) to acquire 100 % interest in P2D, the owner of COC and Dom Bosco learning systems, for the total amount of R$920 million, of which (i) 80% was paid on closing, and (ii) the remaining 20% of the purchase price was paid on the first anniversary of the closing date, as adjusted. The transaction also includes an agreement with Pearson to distribute some supplemental educational solutions for K-12 schools in Brazil.

On October 1, 2021, following final approval from CADE for this acquisition, we closed the transaction. The payment terms set forth in the purchase agreement were updated upon closing of the transaction to a total purchase price of R$800.4 million, adjusted for COC’s and Dom Bosco’s cash and working capital positions as of September 30, 2021, paid in a single installment on the transaction closing date. The merger of COC and Dom Bosco with, and into, CBE, our subsidiary, was concluded in the second quarter of 2022.

In addition to the acquisition of P2D, CBE entered into a Commercial Cooperation and Distribution Agreement with Pearson pursuant to which CBE would be the sole distributor in Brazil of the PGS bilingual courseware and teaching methodology and the supplemental solution focused on 21st century skills Mentes do Amanhã, with the option to acquire these business lines in the long term.

On February 1, 2022, Pearson and CBE entered into an Asset Purchase Agreement and an Intellectual Property License Agreement, pursuant to which CBE acquired the right of such solutions in Brazil for a total amount of R$14.2 million. CBE is licensed to use the PGS trademark until 2026, when a new brand is expected to be launched.

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

The acquisition involves only the private sector business of Escola da Inteligência and under the terms of transaction, we acquired 60% of Escola da Inteligência’s shares for a purchase price of R$288 million, R$200 million of which was paid at closing and R$88 million of which was paid in the second quarter of 2021. We will acquire the remaining 40% stake in the second quarter of 2023, the purchase price for which will be calculated considering 6 times the 2023 ACV plus effective cash generated since the acquisition, multiplied by 40%. The remaining shares will be transferred to us on the day of such payment.

Acquisition of Studos

On September 21, 2020, we acquired 100.0% of the outstanding shares and voting rights of Studos, a leading provider of adaptive solutions. This acquisition is part of our strategy to acquire technology companies that increase the value of our learning systems to partner schools and parents, improve student’s academic performance and enable teachers to thrive. On August 1, 2022, Studos was fully merged with, and into, Atech.

Investment in Bewater Ventures I GA

On July 24, 2020, we acquired a 14.48% interest in Bewater Ventures I GA, a fund legally managed by Paraty Capital, through the purchase of 9,670 Class B quotas for R$9.7 million. As a result of the fund’s capital call, we currently own 9,713 Class B Shares, equivalent to an 11% interest, representing a total investment of R$9.8 million. The fund’s main goal is the minority investment in Grupo A, a company that provides educational solutions for higher education, which happened subsequently to our investment. For further information, see note 11 to our audited consolidated financial statements.

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

This carve-out acquisition encompassed only the private school learning systems and did not include the other assets of the Positivo Group, such as the public-school learning system, the printing company, the Universidade Positivo post- secondary education business, and the Colégio Positivo proprietary schools.

The agreed purchase price was R$1,684.8 million (equity value), of which (i) 50% was paid in cash on the transaction closing date, and (ii) the remaining 50% will be paid in four installments as follows: (1) 10% per year to be paid in cash in each of 2021 and 2022, and (2) 15% per year to be paid in cash in each of 2023 and 2024, all as adjusted by the Brazilian average interbank overnight interest rate (certificado de depósito interbancário), or the CDI rate.

The Positivo Acquisition allowed us to increase our student base twofold, reaching over 1.2 million students in 2019. In addition, it allowed us to accelerate our growth with the same B2B2C business model, with predictable subscription- based revenue, high operating leverage and cash flow conversion while remaining asset-light. By adding complementary assets, Positivo also enables us to broaden our product offerings and expand our footprint. Positivo comprises two different brands with reciprocal business profiles: (i) Sistema de Ensino Positivo, or SPE, an educational solution consisting of content, technology and services provided to private schools serving upper-middle-income students; and (ii) Conquista Solução Educacional, or Conquista, which is focused on private schools serving lower-middle income students. Together, SPE and Conquista enhance our Core Curriculum offering, allowing us to reach a larger base of schools at different price points. In addition, Positivo also owns Positivo English Solution, or PES, an affordably priced second language-offering that enhances our Supplemental Solutions.

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

On August 1, 2020, Positivo was fully merged with, and into, CBE.

Acquisition of EEM (also known as Atech or ArcoTech)

On June 4, 2019, we closed the acquisition of EEM, or the EEM Acquisition, an app developer that enhances communication between schools and parents by providing chat-based interactions, location-based identifications, Net Promoter Scores, or NPS, tool to assess parent’s satisfaction and pilot project related to payments. The EEM Acquisition provided us with new capabilities that further increases our value proposition to partner schools, parents and students, and also allowed us to access EEM’s network of schools. The purchase consideration transferred was R$18.3 million. The amount of R$16.1 million was paid on the closing date, the amount of R$0.3 million was paid on June 29, 2019, and the deferred payment in the amount of R$1.9 million, which was retained for a period of two years as guarantee for the payment of any contingent liabilities, was released in accordance with the provisions of the agreement. Any remaining balance will be transferred to the former owners of the acquired entity.

On June 27, 2022, we changed the name of EEM to Atech (also known as ArcoTech). On August 1, 2022, Eduqo and Studos were fully merged with, and into, Atech.

Acquisition of NAV

In May 2019, we acquired a 13.2% interest in the share capital of NAV, a developer of competence-based learning content present in more than 50 schools and reaching 16,000 students, according to NAV’s website, for the total subscription price of R$4.2 million, hereinafter referred to as the NAV Acquisition. Pursuant to the investment and share purchase agreement, we have agreed to acquire the remaining 86.8% of the outstanding share capital of NAV in three tranches. We acquired: (i) Tranche 1, corresponding to 37.8% of the outstanding share capital of NAV, on October 29, 2019, for R$21.1 million, and (ii) Tranche 2 and Tranche 3, corresponding to 24% and 25% of the outstanding share capital of NAV, respectively, on February 15, 2021, for the total amount of R$22.6 million. By anticipating the payment of Tranche 3, NAV became our wholly owned subsidiary on February 25, 2021. On October 1, 2021, NAV was fully merged with, and into, CBE.

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

On November 27, 2020, we entered into a new shareholders’ agreement with the other Geekie’s shareholders, by which we acquired control of Geekie and started to consolidate Geekie in our financial statements as our subsidiary. We acquired the remaining 42.58% interest in Geekie’s share capital in May 2022, for a purchase price equal to R$239.6 million, which was based on the ACV of Geekie for 2022 for its core solution and the company’s debts, and the net revenue of Geekie’s additional products as of January 2023. The purchase price is payable in two installments, the first instalment of R$223.9 million was paid in May 2022, and the second installment of R$15.7 million will be paid in January 2023.

On October 1, 2022, Geekie was fully merged with, and into, CBE.

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

Acquisition of International School

In December 2015 and January 2017, our subsidiary CBE acquired 40% and 11.48% interests, respectively, in the share capital of International School from Mr. Ulisses Borges Cardinot, pursuant to an investment and other covenants agreement (Contrato de Investimento e Outras Avenças) dated December 21, 2015 (as amended on January 28, 2016 and January 23, 2017), or the Investment Agreement. Mr. Cardinot is currently the chief executive officer of International School pursuant to a shareholders’ agreement between Mr. Cardinot and CBE.

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

Pursuant to the Investment Agreement, upon the approval of an initial public offering of CBE (1) certain contractual arrangements for the acquisition by CBE of the Remaining Interest are accelerated; and (2) Mr. Cardinot’s option to allocate up to 50% of the total purchase price to subscribe for CBE shares must be exercised by Mr. Cardinot at the shareholder meeting approving an initial public offering by CBE. We recognized a financial liability as of December 31, 2022 in the amount of R$424.8 million, which represented the present value of the estimated amount payable to Mr. Cardinot. This financial liability may vary in subsequent financial periods and depending on the final basis for calculation of the purchase price of the Remaining Interest and it will be updated accordingly in our financial statements for future financial periods. See “Item 8. Financial Information—A. Consolidated statements and other financial information— Legal Proceedings” for more information on this matter.

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

Corporate Information

Our principal executive offices are located at Rua Augusta 2840, 15th floor, suite 152, Consolação, São Paulo – SP, 01412-100, Brazil. Our telephone number at this address is +55 (11) 3047-2699.

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

We have an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. In our B2B2C Core Curriculum and Supplemental Content Solutions, we operate through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which we provide educational content in printed and digital format to private schools. Our revenue is driven by the number of enrolled students at each customer using the solutions and the agreed-upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, we benefit from high visibility in our net revenue and operating margin, which we calculate by dividing our operating profit by net revenue over a given period. Our annual retention rate was 91% in 2022, 93% in 2021 and 93% in 2020, which makes our recurring revenue base highly stable.

Our network in our B2B2C Core Curriculum and Supplemental Content Solutions as of March 30, 2023, consisted of 8,071 partner schools compared to 7,666 schools as of March 31, 2022, 6,119 schools as of March 31, 2021, and 5,414 schools as of March 31, 2020, representing annual growth rates of 6%, 31.7% and 13.0%, respectively.

We had 2,629,674 expected number of enrolled students, or Number of Enrolled Students, across all Brazilian states as of March 30, 2023, compared to 2,279,025 Number of Enrolled Students as of March 31, 2022, 1,785,576 as of March 31, 2021, and 1,362,141 as of March 31, 2020, representing annual growth rates of 15.4%, 27.6% and 31.1%, respectively. During the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31 to September 30 resulting in a material difference between our Number of Enrolled Students and the Final Number of Enrolled Students as of September of each year. In 2022 our partner schools did not experience these atypical dropouts, and dropout rates reverted to pre-pandemic trends and there were no material variations to the Number of Enrolled Students.

Our B2B2C Core Curriculum and Supplemental Content Solutions business model has allowed us to grow and achieve profitability since our founding. Our net revenue totaled R$1,775.4 million, R$1,232.1 million and R$1,001.7 million in 2022, 2021 and 2020, respectively, representing annual growth rates of 44% and 23% in 2022 and 2021, respectively. We generated operating profit of R$295.5 million, R$129.4 million and R$135.5 million in 2022, 2021 and 2020, respectively. We had a profit/ of R$39.5 million in 2022, a loss of R$158.1 million in 2021 and a profit of R$16.8 million in 2020, respectively. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 3.1%, 3.4% and 2.6% of our ACV Bookings in 2022, 2021 and 2020, respectively.

ACV Bookings for the Supplemental Solutions (both B2B2C Supplemental Content Solutions and other supplemental solutions) totaled R$409.8 million for the 2023 school year, resulting in a 3% ACV market share of the total addressable market of such segment in Brazil, which includes after-school education, based on Educa Insights’ 2021 assessment of the private K-12 market. In addressing the core solutions market, Arco’s ACV Bookings for the 2023 school year of R$1,521.2 million results in a 20% core solutions market share, which considers the number of students in the Brazilian K-12 market according to the 2022 INEP Census.

We believe that the quality of our platform, together with the credibility of our client base and the strong reputation of our brand, has driven our significant growth, allowing us to expand our footprint quickly and efficiently in Brazil since our founding. According to the 2023 university admission data published through the Brazilian Unified Selection System (Sistema de Seleção Unificada), or SISU, 2,399 students within our partner school base have been accepted in the first place of their respective majors (a 59% increase when compared to the 1,513 students in 2022, considering the same solutions). The number of students within our partner school base that were accepted in top 10 positions increased to 11,114 students (a 53% increase when compared to the 7,242 students in 2021, considering the same solutions).

In March 2021, Arco started serving students directly through the acquisition of Me Salva!, a B2C test prep player. The online solution offers recorded and live video classes, comprehensive exercises, essay writing tools, assessment tests, 1-on-1 tutoring and personalized study plans. Despite currently representing only a small and immaterial part of our business, this vertical allows Arco to tap a large and underserved market of students from public schools that lack quality education at affordable prices. We also plan to reinforce our Supplemental portfolio by offering schools a solution on the test prep and tutoring vertical, developed on top of Me Salva!’s know-how and digital offering, allowing them to better prepare their students for the ENEM.

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

We founded our company with the aim of creating high quality products that simplify learning and make the education process more efficient. Traditionally, school administrators required a multitude of vendors for developing content, engaging in teacher training, and commercializing and managing K-12 education. Simultaneously, students acquired educational content through textbooks from various publishers across retail channels. Our platform aims to replace this multitude of third- party educational providers with a streamlined, one-stop solution that delivers high quality education at scale.

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

Underlying Trends

We believe that the strength of our business and growth prospects is supported by strong underlying market and industry trends, including:

Demand for quality education is driving a shift from public to private K-12 education

A wide gap in the quality of education exists between public and private K-12 institutions in Brazil, and within the private school market itself. Test performance is significantly better in private primary and secondary education, as illustrated by the average quality index differential measured by IDEB, the basic education development index calculated by INEP. As of December 31, 2021 (last data available), private K-12 education schools had an average education quality index score 28% higher than that of public primary and secondary schools across all school years according to the IDEB quality index differential. As a result, over the last ten years, student enrollments in private K-12 institutions have increased/ 8.1%, to 9.0 million in 2022 from 8.3 million in 2012.

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

As a result of the COVID-19 outbreak, which was declared a pandemic by the World Health Organization in March 2020, state and local authorities in Brazil suspended school operations. On-site school activities were postponed, forcing schools to teach classes remotely. Although schools have historically been late adopters of technology and resistant to change, the impacts of the COVID-19 pandemic led them to turn to technology to continue offering their students educational content and pedagogical support. As part of our sales strategy during the COVID-19 outbreak, we unbundled part of our solutions throughout 2020, allowing approximately 400 schools to use the trial versions of our products and therefore creating a large pipeline of leads for the following commercial cycles.

We believe that as we have rapidly evolved our solutions to meet schools needs during the COVID-19 pandemic, we are now uniquely positioned to benefit from the higher willingness from schools to adopt learning systems that offer quality content combined with technological features that will improve the learning experience.

Importance of K-12 performance in university admissions processes

The best higher education institutions in Brazil are public, with a highly competitive admissions process based largely on challenging standardized admissions exams. According to the World University Rankings 2023 published by Times Higher Education (THE), 22 out of the 25 top-ranked universities in Brazil were public as of August 2022.

Competition for admission into public universities in Brazil is historically high, according to 2023 SISU data, there were on average 9 applicants per available seat in public universities. As a result of this competition, parents are increasingly focused on schools that over-perform in the standardized university admissions tests. Our solution is designed to enhance our students’ ability to perform on these exams.

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

Our Market Opportunity

According to Educa Insights’ assessment of the private K-12 market, the existing addressable market in Brazil for core curriculum solutions and supplemental solutions totals approximately R$20.6 billion in sales revenues as of December 2021 of which we currently capture approximately 9% based on our ACV Bookings as of March 30, 2023. We can address this market by launching new solutions and entering new categories.

Our B2B2C model benefits from structural differences in our market, when compared to the education markets in the United States and Europe. Private schools in Brazil are generally for-profit institutions, and the private education market in Brazil is large and highly fragmented, primarily a result of lower overall levels of government funding for K-12 public education. As of December 31, 2022, approximately 9.0 million students were enrolled in approximately 41,011 private schools (19.0% of the total number of K-12 students in Brazil), according to the INEP and the IBGE. In addition, the national curriculum set by the Ministry of Education requires standardized content across Brazilian schools, which helps create demand for a unified curriculum. Finally, teachers’ unions in Brazil are relatively less influential than their counterparts in the United States and Europe, where such unions often serve as obstacles to the adoption of innovations.

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

According to the 2023 SISU data on university admissions, 2,399 students within our partner school base have been accepted in the first place of their respective majors (a 59% increase when compared to the 1,513 students in 2022, considering the same solutions). The number of students within our partner school base that were accepted in top 10 positions increased to 11,114 students (a 53% increase when compared to the 7,242 students in 2021, considering the same solutions). The strong results achieved by our partner schools improve our brand equity, help build our reputation and consequently, tends to contribute to our healthy, sustainable organic growth.

As we grow and add new partner schools, our network becomes a powerful source of leads generation and data. In addition, the increased scale allows us to reinvest in content, quality, and service, contributing to the positive loop.

Our Business Model

Our B2B2C model is financially aligned with our partner schools. Our revenues consist of wholesale content fees paid by our partner schools annually on a per-student, per-year basis. On average, partner schools charge students’ parents an incremental markup on top of our wholesale fees, ensuring that their incentives are aligned with ours. Accordingly, we provide a supplemental revenue stream to our partner schools through our B2B2C model, which is a feature that the traditional education model does not employ. Once schools adopt our platform for a particular class year, access to, and payment for, our platform becomes mandatory for all enrolled students in each class year, and such payments are charged as a supplement to tuition. Typically, we revise our contract fees annually, in line with our price-setting policies, which are usually above published inflation indices, to account for improvements in our platform and for changes in our costs and expenses structure.

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

Our Core Curriculum comprises high quality content solutions that are designed to address the Ministry of Education’s national K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print and other audiovisual media that are aligned with the daily curriculum of their classes. Our Core Curriculum offering serves a broad range of price points, allowing us to maximize our market reach and penetration. It is offered through six different brands, consisting of (i) SAS, a premium solution focused on high-income private schools, with nationwide presence and strong footprint in the Northeast and North regions; (ii) COC, a premium solution focused on high-income private schools, with nationwide presence and strong footprint in the Southeast region; (iii) SPE, an educational solution focused on upper-middle-income class private schools, with nationwide presence and strong footprint in the South and Southeast regions; (iv) SAE, a solution focused on upper- middle income private schools; (v) Conquista, a solution focused on lower-middle-income private schools, and (vi) Geekie, a digital-native content platform.

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

We have a Supplemental Content solutions market share of 3%, calculated by dividing Arco’s Supplementary Solutions ACV Bookings for the 2022 school year by the total addressable market for Supplemental Solutions, which consists of English as a Second Language (ESL) bilingual programs (International School, PES and PGS) and 21st century skills programs (Pleno, Escola da Inteligência, NAV and Mentes), based on Educa Insights’ assessment of the private K-12 market.

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

Our tech and managerial features include (i) WPensar (acquired in 2015), a company that develops and licenses school management systems software, (ii) Escola Em Movimento, or EEM (acquired in 2019), an app developer that enhances communication between schools and parents by providing chat-based interactions, location-based identifications, Net Promoter Scores, or NPS, tool to assess parent’s satisfaction and pilot project related to payments, (iii) Studos (acquired in 2020) a leading provider of adaptive solutions, and (iv) Eduqo (acquired in 2021), a learning management system (LMS) platform that connects students and professors, and also offers question banks, exams and diagnostics to its clients.

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

In January 2023, we acquired isaac, a vertical platform to address schools’ overarching needs with software and financial solutions, including working capital management issues.

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

As of December 31, 2022, partner schools charged parents an incremental markup on our wholesale per student prices.

Strong combination of content development team and technology to develop a best-in-class learning experience

As of December 31, 2022, we had a dedicated team of 792 technology and content development employees focused on developing and improving our Core Curriculum and Supplemental Solutions materials. They achieve this by leveraging feedback from our (i) highly qualified base of experienced educational authors in Brazil on the quality of materials we produce, and (ii) network of partner schools and teachers on the impact of our materials on student performance. The advanced state of our platform reflects a process of evolution spanning over a decade, making it difficult to replicate.

Widespread positive customer satisfaction and strong academic outcomes

Our customer satisfaction is driven by our ability to meaningfully improve the performance of our partner schools’ enrolled students on the ENEM and universities admissions, a prerequisite for entrance into almost all higher education undergraduate institutions in Brazil. According to the 2023 university admission data published through SISU:

●	2,399 students within our partner school base have been accepted in the first place of their respective majors (a 59% increase when compared to 1,513 students in 2022, considering the same solutions);
●	11,114 students within our partner school base were accepted in top 10 positions of their respective majors (a 53% increase when compared to 7,242 students in 2022, considering the same solutions).

Strong brand equity and aligned incentives resulting in high retention rates

We prioritize quality by employing a “white glove” service model across our business, with clear financial incentives (in the form of bonuses) to our sales force that drive long-term relationships with our partner schools. Educational performance is one of the main drivers of school growth, and the success of our partner schools is a critical part of our value proposition. Due to the quality of our academic outcomes, we rarely lose clients. In addition, we have historically been highly effective in increasing contract values, achieving an annual retention rate of 91% in 2022, 93% in 2021 and 93% in 2020.

Attractive financial model with a high level of visibility and predictability

We have cash flow visibility given our long-term contracts with partner schools. Initial contract terms generally average three years, with high switching costs resulting in a customer churn of approximately 9% in 2022. In addition, we benefit from increasing enrollments across partner schools as our relationships mature and deployments increase, leading to revenue growth and increased operating margins, which contribute to the predictability of our business.

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

As of December 31, 2022, the average age of our employees was 32.9 and 58% of our employees were women. Also, we offer a long-term incentive plan for key employees and apply meritocratic methods to engage them, recognize their value and maintain their motivation.

Our Growth Strategies

We aim to continue driving rapid, profitable growth and to generate greater shareholder value by implementing the following strategic initiatives:

Deepen relationships with our existing customer base

We intend to increase student enrollments within our existing partner schools at a minimum marginal cost as we see major opportunities for increased penetration through:

●	increasing the number of class years that adopt our Core Curriculum at each partner school. As of March 30, 2023, our upselling potential would increase our student enrollments by 36%; and
●	cross-selling our Supplemental Solutions to currently enrolled class years at our partner schools. As of March 30, 2023, only 18% of our client base used both our Core Curriculum and at least one Supplemental Solution, thus representing a cross-sell opportunity of over 1.4 million students.

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

We believe that we have developed a strong capability and track record of identifying, negotiating, and integrating acquisitions. Moreover, we have developed a systematic model that enables us to integrate our acquired businesses in a timely and efficient manner. Since 2011, we have successfully acquired or invested in 23solutions. Our acquisition strategy is focused on expanding our operations into new regions within Brazil and adding new products and technologies to accelerate our pace of innovation and broaden our footprint.

We have already executed several strategic transactions since our initial public offering. These acquisitions have a strong fit with our business and have been executed based on three main pillars: (i) boost growth, accelerating the expansion of our partner school base; (ii) increase cross-sell opportunities, extending our product offering; and (iii) enhance the client experience, adding value-add tech features. See “Item 4. Information on the Company—A. History and development of the company—Acquisitions and Investments.”

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

The success of our sales process requires uniquely qualified professionals, who must not only have an academic background, but are also sales oriented. We invest a significant amount of time and resources to recruit and train our sales force, averaging approximately 150 hours of training per year per person. After the initial training and exposure to our Educational Consulting environment, each professional begins working by shadowing an experienced consultant. It takes approximately a year of shadowing before each new professional can work individually on our behalf. In 2022, we had over 5,736 applicants for our consultant positions, and as of December 31, 2022, we employed more than 577 sales and marketing professionals. Our consultants’ incentives are also aligned with our long-term goals and are tied to our profitability, as a significant portion of their annual compensation is variable and is paid out to them annually in the form of a bonus provided certain targets are met.

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

Additionally, we promote specialized events that are aimed to retain current partner schools. The most relevant event is Positivo’s Course Program that provides teacher’s training, workshops of recent trends in education and lectures from highly specialized and trained pedagogical professionals. In 2022, the Course Program reached 10,704 teachers.

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

Our Geographic Presence

We believe our platform can be adopted by virtually any private K-12 school in Brazil. We believe that our product offering addresses Core and Supplemental curriculum needs for all Brazilian schools. As of March 30, 2023, our network consisted of 8,071 unique partner schools and 2,629,674 Number of Enrolled Students across all Brazilian states and in 1,649 cities, comprising students from kindergarten to high school. Our national presence has consistently expanded over the last five years, through both organic and non-organic growth and our largest client accounted for only 0.5% of our ACV Bookings.

Our Clients

We provide a complete pedagogical system with technology-enabled features to deliver educational content to K-12 schools in Brazil. Our turnkey curriculum solutions provide educational content in both printed and digital formats delivered through our platform to improve the learning process. Our network as of March 30, 2023, consisted of 8,071 partner schools. Our partner school base is highly diversified, which reduces our dependence on a concentrated number of large clients. Our 10 largest clients represented only 3.1%, 3.4% and 2.6% of our Delivered ACV Bookings in 2022, 2021 and 2020, respectively. Even though our partner schools pay for our solutions, we view students, parents, teachers, school management and teachers as our customers.

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

ESG at Arco

Arco was born with the mission to transform the way students learn by delivering high quality education at scale. We believe that our mission and the social impact we aim to achieve will only be delivered if we are able to engage our stakeholders and manage properly our Environmental, Social and Governance risks.

During 2021, we conducted an ESG materiality process in consultation with a specialized ESG firm, which identified the material topics for our company and prioritized them through interviews and a survey with over 200 stakeholders, including employees, investors, sell-side analyst, suppliers and Non-Governmental Organizations supported by the Arco Institute. We also established an ESG Advisory Group constituted by Arco’s CHRO, COO, CFO and legal department, which supported the establishment of material topics, the prioritization according to the business impact, the engagement of the whole team and communication with different areas of the Company.

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

In our latest ESG report, we have quantified those aspects through different metrics, such as NPS, retention rates and number of ENEM approvals, among others.

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

To measure the success of our people-centric culture, our teams’ perception regarding Arco and its career opportunities, we track:

●	The voluntary turnover of our talents, developing strategies to understand the main reasons and to reduce it;
●	The evolution of our Employees’ Net Promoter Score (eNPS), strengthening our culture by building rituals, moments with the leadership and development opportunities; and
●	Metrics on diversity (regarding disability, gender and ethnical aspects), by spreading educational contents, raising awareness about the theme and creating learning trails for the leadership.

Strong and sustainable structure

This pillar can be divided in two main parts. The first part, relating to our corporate governance and stakeholders’ alignment, is ensured by:

●	Maintaining a solid and reliable Code of Ethics, which guides the work of all employees and partners according to the same principles,
●	An independent and confidential Ethics Channel, where people feel safe to make their complaints;
●	An alignment of our Executives compensation with our main business goals;
●	Building up teams with diverse and independent perspectives on our business, both on a Board and Executive level; and
●	Guaranteeing the data security of our employees, partner schools and students by using attested security frameworks.

For further information on Corporate Governance, please see Item 16.G of this annual report, as well as the main indicators on our ESG Report.

With respect to the second part, regarding the sustainability of our supply chain, we work constantly to reduce our impact in the environment by:

●	Using sustainability criteria to choose our printing suppliers; and
●	Following the path of our paper, to make sure it is correctly recycled or covered by take-back programs.

We have also established goals to constantly evolve our ESG practices. For further information, please see our 2022 ESG Report published on our IR website (https://investor.arcoplatform.com/esg/).

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

Gradual implementation of this model began in 2022 (with implementation expected to be concluded by 2024) and one of its main innovations is the establishment of training itineraries (itinerários formativos). The structure of training itineraries is established by the DCN for High School, and characterizes them as a set of subjects, projects, workshops, study centers, among other situations, that students will be able to choose according to their areas of interest as well as life and career projects and aspirations. The training itineraries focus on deepening the study of a specific field of knowledge (Mathematics and its Technologies, Languages and its Technologies, Natural Sciences and its Technologies and Applied Human and Social Sciences) or technical and professional training (FTP) chosen by the student and each school must offer at least one itinerary, while each municipality must offer at least two itineraries, in order to ensure options for students.

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

As provided by the LDB and the BNCC, early childhood education should enable children to live in society, to play, to participate, to explore, to express themselves, and to know themselves. Primary education, in turn, shall offer the following subject matters: (i) Portuguese; (ii) Arts; (iii) Mathematics; (iv) Geography; (v) History; (vi) Religious Studies; (vii) English; (viii) Science and (ix) Physical Education. Also, according to the current BNCC, approved by Ruling No. 1,210, 2018, secondary education shall offer curricula covering the following subjects (i) Portuguese; (ii) Arts; (iii) Mathematics; (iv) Geography; (v) History; (vi) Physics; (vii) Chemistry; (viii) Biology; (ix) English, (x) Science, (xi) Sociology; (xii) Philosophy; and (xiii) Physical Education. As our partner schools are private and have the autonomy to establish their pedagogical projects, there are no other guidelines relevant to the materials provided.

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

We started implementing the LGPD requirements in January 2020, adapting our websites, e-commerce platforms and systems and processes to the new legislation and creating new privacy policies and warnings. We are developing our LGPD program taking into account the changes in cultural and consumer attitudes towards the protection of personal data law and to comply with any new regulations, creating more training for our employees and clients to promote conscience and promote conscience and change of data analysis and treatment. In 2021 we mapped and identified the risks involved with our business, as we process data on children and adolescents, in order to monitor and control sensitive points to promote greater safety, law enforcement and risk reduction. This data protection impact report is a report of the controller’s documentation that contains the description of the processes of processing personal data that may generate risks to civil liberties and fundamental rights, as well as measures, safeguards and risk mitigation mechanisms. In addition, our Privacy and Cybersecurity Committee is composed of our DPO and other senior leadership members, bringing diverse backgrounds to the establishment of related LGPD and cybersecurity practices and measures, as well as readjustments and quality preservation initiatives.

C.   Organizational Structure

We are a Cayman Islands exempted company incorporated with limited liability on April 12, 2018. Arco became the holding company of Arco Brazil and its operating subsidiaries, including CBE, which provides educational content from basic to secondary education (or K-12 curriculum).

The table below is a list of the Company’s subsidiaries, joint ventures, and associated companies as of the dates indicated:

				As of December 31,
Name	Principal Activities	Country	Investment Type	2022	2021	2020

				(%)
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0	100.0	100.0
Companhia Brasileira de Educação e Sistemas de Ensino S.A.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5	51.5	51.5
Atech Soluções Tecnológicas S.A.	Educational technology	Brazil	Subsidiary	100.0	100.0	100.0
NLP Soluções Educacionais S.A.	Educational content	Brazil	Subsidiary	100.0	100.0	100.0
Bewater Ventures	Private equity	Brazil	Investee	11.0	11.0	14.5
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0	100.0	100.0
NSE Soluções Educacionais S.A.	Educational content	Brazil	Subsidiary	60.0	60.0	60.0
Arce Participações Ltda.	Holding	Brazil	Subsidiary	100.0	100.0	—
Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda.	Educational Development	Brazil	Subsidiary	100.0	100.0	—
Me Salva! Cursos e Consultoria S.A.	Educational content	Brazil	Subsidiary	100.0	60.0	—
Tera Treinamentos Profissionais S.A.	Educational content	Brazil	Investment	23.4	23.4	—
INCO Limited(1)	Educational solutions	Cayman	Investment	24.9	26.1	—
(1)	On January 3, 2023, we acquired the outstanding share capital of INCO Limited, whereupon it became our wholly owned subsidiary. See “Item 4. Information on the Company—A. History and development of the company—Acquisitions and Investments—Acquisition of Isaac.” INCO Limited directly or indirectly owns a 100% equity interest in the following educational solutions companies: INCO LLC (incorporated in the United States), Isaac Holding Financeira Ltda. (incorporated in Brazil), OISA Tecnologia e Serviços Ltda. (incorporated in Brazil), Activesoft Tecnologia e Serviços Ltda. (incorporated in Brazil), AIX Sistemas Ltda. (incorporated in Brazil), Softwares de Gestão Ltda. (incorporated in Brazil), Activeprint Processamento de Dados Ltda. (incorporated in Brazil), Techschool Inteligência Educacional Ltda. (incorporated in Brazil), Isaac Fundo de Investimento em Direitos Creditórios (incorporated in Brazil), ClassApp Sistemas Ltda. (incorporated in Brazil) and Escolas Exponenciais Ltda. (incorporated in Brazil).

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

On January 1st, 2021, Arco Ventures S.A., merged into CBE and, therefore, became extinct. As a result of the merger, all contracts, rights, and obligations from Arco Ventures were transferred to CBE.

On July 1, 2021, Barra Américas, Desterro, SAS Sistema and SAS Livrarias merged into CBE and were dissolved. As a result of the merger, all contracts, rights, and obligations from Barra Américas, Desterro, SAS Sistema and SAS Livrarias were transferred to CBE.

On October 1, 2021, Nave merged into CBE and was dissolved. As a result of the merger, all contracts, rights, and obligations from Nave were transferred to CBE.

On May 1, 2022, P2D merged into CBE and was dissolved. As a result of the merger, all contracts, rights, and obligations from P2D were transferred to CBE.

On August 1, 2022, Quadrado Mágico and Studos were merged into Atech and were dissolved. As a result of the merger, all contracts, rights, and obligations from Quadrado Mágico and Studos were transferred to Atech.

On October 1. 2022, Geekie was merged into CBE and was dissolved. As a result of the merger, all contracts, rights, and obligations from Geekie were transferred to CBE.

In order to comply with Brazilian corporate regulation, Arce Participações Ltda. holds one (1) share of Arco Brazil.

D.   Property, Plant and Equipment

Properties

Our corporate headquarters, which houses our sales, marketing, and business operations, is located in São Paulo at Rua Augusta and comprises over 5,353 square meters under three leases, which expire in 2023. We also lease 5,869 square meters in Fortaleza for our product development, sales, and business operations under a lease that expires in 2025.

Additionally, we lease 5,985.65 square meters in Curitiba, which houses Positivo’s and SAE Digital’s sales, marketing and business operations, under a lease that expires in October 2032. We have offices in several other locations and believe our facilities are sufficient for our current needs.

In addition to our corporate headquarters and as of December 31, 2022, we leased operational, sales, distribution, and administrative facilities in Louveira, Cajamar, São José, Curitiba, Diadema, Florianópolis, Porto Alegre, Recife, Salvador, Guarulhos, Fortaleza, Jaboatão dos Guararapes, Embu das Artes, Belo Horizonte, São José do Rio Preto, Ribeirão Preto, Niterói and Simões Filho. As of December 31, 2022, we had a services agreement with a data center service provider for the provision of data services to us from its data centers located globally, which is automatically renewed and may be terminated upon requested by the parties, and two cloud storage agreements, one of which can be terminated at our discretion with 30 days’ notice to the service provider and the other which the expiration date may vary on each purchase order. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Intellectual Property

Most of our services are provided using proprietary software developed by third parties and by our employees. We rely on a combination of industrial property, copyright, and software laws, as well as employee and third-party non-disclosure, confidentiality, and other types of contractual arrangements to protect, establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services.

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

As of December 31, 2022, we own 617 trademark registrations in Brazil (563 of which have been granted, 54 of which are under review but that we are entitled to use), two in Argentina, two in Bolivia, three in Chile, one in Ecuador, two in Paraguay, and one Uruguay. As of December 31, 2022, we owned 115 registered domain names in Brazil. We also have 38 of pending trademark applications in Brazil, Paraguay and Venezuela (34 in Brazil, two in Paraguay and two in Venezuela) as of December 31, 2022. We have several registered copyrights, most notably copyrights for text formatting, critical reading, books, drafting, text editing and review, reformulation, book updates, content coordination, illustrations and diagramming.

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

As of March 30, 2023, our Core Curriculum and Supplemental B2B2C Content Solutions had 8,071 unique partner schools. These schools are spread across 1,649 cities located across all the states of Brazil. Our partner schools base is highly diversified, which reduces our dependence on major accounts.

Our Growth

Our revenue growth has been driven by:

•

Expansion of our partner school base: The increase in the number of partner schools using our educational platform. Through a sophisticated sales process with our highly skilled sales team, we build relationships with partner schools and plant seeds for new features and products.

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

The strength of our partner school base and our ability to expand sales are demonstrated in the increasing portion of our ACV Bookings from existing clients and upsell in existing clients prior to the COVID-19 pandemic, represented in the chart below. During the 2020 and 2021 school years, our business was temporarily impacted by the non-recurring dropouts of students in partner schools, which normalized in 2022.

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

Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our content in the next school year (which typically starts in February of the following year). Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and dropouts, this number may fluctuate slightly until the end of March, when it becomes more accurate.

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

Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

Operating Data

Enrolled Students

The number of enrolled students is the primary operational metric our management reviews for our B2B2C Core Curriculum and Supplemental Content Solutions. It represents the total number of students at our partner schools served by our platform during a given school year. Although our primary customers are the partner schools we attract to our base, our revenues are determined by the number of students enrolled in our partner schools. For purposes of calculating this metric and the total number of students, a student at a partner school that is enrolled in (and pays for) more than one of our solutions is counted as one student for each such solution. For example, a student at a partner school that is enrolled in (and pays for) one Core Solution and two Supplemental Content Solutions is counted as three students for purposes of calculating this metric.

We typically have high visibility of the number of students we will serve before the school year starts, typically by the end of November. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and early dropouts, this number may fluctuate slightly until the end of March in each year, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of the end of March of each year.

Following March 31 in a calendar year, our partner schools may experience additional admissions and/or dropouts up to September 30 of such year, which is the date on which the number of students for the year becomes final, or Final Number of Students. In years prior to the COVID-19 pandemic, the difference between the Number of Enrolled Students as of March 31 and the Final Number of Students as of September 30 was not material. However, during 2020 and 2021 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31 to September 30, and our number of students decreased from Number of Enrolled Students of 1,362,141 as of March 31, 2020, to Final Number of Enrolled Students of 1,239,937 as of September 30, 2020, and from Number of Enrolled Students of 1,785,576 as of March 31, 2021, to Final Number of Students of 1,489,707 as of September 30, 2021. In 2022, there were no atypical dropouts, and trends reverted to pre pandemic levels.

As of March 30, 2023, our Number of Enrolled Students was 2,629,674. This was an increase from the Number of Enrolled Students of 2,279,025, 1,785,576 and 1,362,141 as of March 31, 2022, 2021 and 2020, respectively, which reflects a CAGR of 24.4% in this three-year period.

In our Core Curriculum segment, as of March 30, 2023, our Number of Enrolled Students was 1,753,643. This was an increase from the Number of Enrolled Students of 1,614,648, 1,270,463 and 1,131,691 as of March 31, 2022, 2021 and 2020, respectively, which reflects a CAGR of 16%. In our Supplemental Content Solutions, as of March 30, 2023, our Number of Enrolled Students was 876,031. This was an increase from the Number of Enrolled Students of 664,377, 515,113 and 230,450 as of March 31, 2022, 2021 and 2020, respectively, which reflects a CAGR of 56%.

The following table sets forth the Number of Enrolled Students at our partner schools as of the dates indicated.

	As of March 30,	As of March 31,
	2023	2022	2021	2020
Number of Enrolled Students	2,629,674	2,279,025	1,785,576	1,362,141
Core Curriculum solutions(1)	1,753,643	1,614,648	1,270,463	1,131,691
Supplemental Content Solutions (2)	876,031	664,377	515,113	230,450
(1)	Includes SAS, SAE, Positivo, Conquista, Geekie, and COC.
(2)	Includes International School, PES, PGS, Escola da Inteligência, Pleno and NAV (all B2B2C solutions).

ACV Bookings

ACV Bookings is an operating metric and represents our customers’ commitment to pay for our solutions offerings. We believe they are a meaningful indicator of demand for our platform and the market’s response to it. We define ACV Bookings as the revenue we would contractually expect to recognize in each school year pursuant to the terms of our contract, assuming no further additions or reductions in the number of enrolled students that will access our content in such school year. ACV Bookings is a non-accounting managerial operating metric and is not prepared in accordance with IFRS. We calculate ACV Bookings by multiplying the number of enrolled students with the average ticket per student per year, all in accordance with the terms of our contract with such partner school. For our B2B2C Core Curriculum and Supplemental Content Solutions, although our contracts with our partner schools are typically for three- year terms, we record one year of revenue under such contracts as ACV Bookings. For example, if a school enters into a three-year contract with us to provide our Core Curriculum solution to 100 students for a contractual fee of $100 per student per year, we record $10,000 as ACV Bookings, not $30,000.

For our B2B2C Core Curriculum and Supplemental Content Solutions, we measure our ACV Bookings monthly throughout the school year, starting in November of the preceding fiscal year. Pursuant to the terms of our contracts with our partner schools, they are required, by the end of November of each year, to provide us with an estimate of the number of enrolled students that will access our platform in the next school year. Since we allow our partner schools to make small adjustments to their estimates to account for late admissions and early dropouts, this number may fluctuate slightly until the end of March in each year, when it becomes more accurate. Accordingly, we believe this metric is most accurately reflected as of the end of March in each year, and in this annual report, we refer to our ACV Bookings we refer to our ACV Bookings as of March 30, 2023 and as of March 31, 2022, 2021 and 2020 as our ACV Bookings.

Following March 31 in a calendar year, our partner schools may experience additional admissions and/or dropouts up to September 30 of such year, explaining the difference between the ACV Bookings and the revenue recognized for such school year. In years prior to the COVID-19 pandemic, the difference between our ACV Bookings and the revenue recognized for the school year was not material, demonstrating the predictability of our business. However, during 2020 and 2021 and as result of the impacts of the COVID-19 pandemic, our partner schools experienced atypical dropout rates from March 31 to September 30, and the difference between our ACV Bookings and the revenue recognized for each school year was -4% and -9%, respectively. In the 2022 school year, our partner schools did not experience atypical dropouts and we recognized 100% of our ACV bookings for the year. Consequentially, the dynamics mentioned above also impacted the number of enrolled students in our partner schools.

As presented in the chart above, ACV is divided into three main parts:

●	Core Curriculum Solutions: including SAS, SAE, Positivo, Conquista, Geekie, COC, as of March 30, 2023.
●	Supplemental Content Solutions (B2B2C content segment): including International School, PES, PGS, Escola da Inteligência, Pleno and NAV, as of March 30, 2023.
●	Other Supplemental Solutions: including WPensar, Escola em Movimento (EEM), Studos, Eduqo, Me Salva and Edupass, as of March 30, 2023.

The following table illustrates our ACV Bookings as of March 30, 2023 and March 31, 2022, 2021 and 2020 by segment:

	As of March 30,		As of March 31,
	2023(1)	2023	2022	2021	2020

	US$(1)	R$
Core Curriculum Solutions Segment	291.5	1,521.2	1,236.7	912.8	803.6
Supplemental Content Solutions Segment (B2B2C content)	75.3	392.8	291.2	233.8	196.8
(=) B2B2C Content Solutions ACV	366.8	1,913.9	1,527.9	1,146.7	1,000.4

Other Supplemental Solutions	3.1	16.1	32.1	16.7	5.3
(=) Total ACV	369.9	1,930.0	1,560.0	1,163.4	1,005.8
(1)

For convenience purposes only, amounts in reais as of December 31, 2022, have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

The following table set forth our Number of Enrolled Students, average ticket per student per year and ACV Bookings for our B2B2C Core Curriculum and Supplemental Content Solutions as of March 30, 2023 and March 31, 2022, 2021 and 2020.

	As of March 30,		As of March 31,
	2023(1)	2023(2)	2022(3)	2021(4)	2020(5)
Number of Enrolled Students(6)	n/a	2,629,674	2,279,025	1,785,576	1,362,141
Average ticket per student per year(6)	139.5	727.8	670.4	642.2	734.5
ACV Bookings (millions of BRL)(6)	366.8	1,913.9	1,527.9	1,146.7	1,000.4
(1)	For convenience purposes only, amounts in reais as of December 31, 2022, have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For the 2023 school year (which we define for purposes of ACV Bookings as the period starting in October 2022 and ending in September 2023).
(3)	For the 2022 school year (which we define for purposes of ACV Bookings as the period starting in October 2021 and ending in September 2022). Includes the ACV Bookings of COC and Dom Bosco, which were acquired in November 2021.
(4)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting in October 2020 and ending in September 2021).
(5)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which was acquired in November 2019.
(6)	For our Core Curriculum Solutions (SAS, SAE, Positivo, Conquista, Geekie, COC and Dom Bosco) and Supplemental Content Solutions (International School, PES, PGS, Escola da Inteligência, Pleno and NAV).

The following table sets forth the approximate Number of Enrolled Students, average ticket per student per year and ACV Bookings for our Core Curriculum Solutions segment for the periods presented.

	As of March 30,		As of March 31,
	2023(1)	2023(2)	2022(3)	2021(4)	2020(5)
	US$ (except	R$ (except
	number of	number of
	enrolled students)(1)	enrolled students)	R$ (except number of enrolled students)
Number of Enrolled Students	n/a	1,753,643	1,614,648	1,270,463	1,131,691
Average ticket per student per year	166.2	867.4	765.9	718.4	710.1
ACV Bookings (in millions)	291.5	1,521.2	1,236.7	912.7	803.6
(1)	For convenience purposes only, amounts in reais as of December 31, 2022, have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For the 2023 school year (which we define for purposes of ACV Bookings as the period starting in October 2022 and ending in September 2023).
(3)	For the 2022 school year (which we define for purposes of ACV Bookings as the period starting in October 2021 and ending in September 2022). Includes the ACV Bookings of COC and Dom Bosco, which were acquired in November 2021.
(4)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting in October 2020 and ending in September 2021).
(5)	For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which we acquired in November 2019.For our Core Curriculum Solutions segment, ACV Bookings was R$1,236.7 million as of March 31, 2022, and recognized Revenue for the 2022 school year was R$1,236.7 million.

The following table sets forth the approximate Number of Enrolled Students, average ticket per student per year and ACV Bookings for our Supplemental Content Solutions for the periods presented.

	As of March 30,		As of March 31,
	2023(1)	2023(2)	2022(3)	2021(4)	2020(5)
	US$ (except	R$ (except
	number of	number of
	enrolled	Enrolled
	students)(1)	students)	R$ (except number of enrolled students)
Number of Enrolled Students	n/a	876,031	664,377	515,113	230,450
Average ticket per student per year	85.9	448.3	438.4	454.0	854.1
ACV Bookings (in millions)	75.3	392.8	291.2	233.8	196.8
(1)

For convenience purposes only, amounts in reais as of December 31, 2022, have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

(2)	For the 2023 school year (which we define for purposes of ACV Bookings as the period starting in October 2022 and ending in September 2023).
(3)	For the 2022 school year (which we define for purposes of ACV Bookings as the period starting in October 2021 and ending in September 2022).
(4)	For the 2021 school year (which we define for purposes of ACV Bookings as the period starting in October 2020 and ending in September 2021).
(5)

For the 2020 school year (which we define for purposes of ACV Bookings as the period starting in October 2019 and ending in September 2020). Includes the ACV Bookings of Positivo, which we acquired in November 2019.

For our Supplemental Content Solutions, the ACV Bookings was R$323.3 million as of March 31, 2022, and recognized Revenue for the 2022 school year was R$324.6 million.

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

	For the Year Ended December 31,
	2022		2021		2020
Real growth (contraction) in gross domestic product		2.9%		5.0%		(3.3)%
Inflation (IGP-M)(1)		5.5%		17.8%		23.1%
Inflation (IPCA)(2)		5.8%		10.1%		4.5%
Long-term interest rates—TJLP (average)(3)		6.8%		4.8%		4.9%
CDI rate(4)		12.4%		4.5%		2.8%
Period-end exchange rate—reais per US$1.00	R$	5.218	R$	5.581	R$	5.197
Average exchange rate—reais per US$1.00(5)	R$	5.165	R$	5.396	R$	5.158
Appreciation (depreciation) of the real vs. US$in the period(6)		6.5%		7.4%		(28.9)%
Unemployment rate(7)		9.3%		11.1%		13.5%

 Source: FGV, IBGE, Central Bank and B3.

(1)	Inflation (IGP-M) is the general market price index measured by the FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the IBGE.
(3)	TJLP is the Brazilian long-term interest rate (average of monthly rates for the period).
(4)	Refers to the average CDI rate during the corresponding period.
(5)	Average of the exchange rate on each business day of the year.
(6)	Comparing the US$ closing selling exchange rate as reported by the Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(7)	Average unemployment rate for year as measured by the IBGE.

For the years ended December 31, 2022, 2021 and 2020, we have been able to offset all or most of the inflation effects by adjusting the contractual fees per student that we charge our partner schools above the IPCA rate. Our financial performance is also tied to fluctuations in interest rates, such as the CDI rate, because such fluctuations affect the value of our financial investments.

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

Our revenue is driven by the number of enrolled students at each partner school using our solutions and the agreed price per student per year, all in accordance with the terms and conditions set forth in each contract. We recognize our revenue when we make our content available to our partner schools in printed format or via access to our digital platform. Most of our Core Curriculum content is delivered in four times each year in March, June, August and December and most of our Supplemental Solutions content once each year from November to March, and the most representative Supplemental Solution content twice each year in June and December, usually two to three months prior to the start of each school quarter. This allows our partner schools and their teachers to prepare classes in advance of each school quarter.

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

Finance income includes mainly income from cash equivalents and financial investments, foreign exchange gains, changes in fair value of derivative instruments and from business combinations. Finance costs consist mainly of interest on loans and financing, interest expense on liabilities related to business combinations and investments in associates, foreign exchange loss and changes in fair value of derivatives instruments, changes in accounts payable to selling shareholders, interest expenses in lease liabilities and other financial discounts.

Income Taxes

Income taxes include current and deferred income taxes. Deferred tax expenses are mainly related to tax losses carryforward, provisions for bonuses, inventories reserve, allowance for doubtful accounts, share-based compensation plan, intangible amortization and derivatives from acquisition of interests and business combinations.

Results of Operations

Year Ended December 31, 2022, compared to the Year Ended December 31, 2021

The following table sets forth our consolidated statements of income (loss) for the years ended December 31, 2022, and 2021:

	For the Year Ended December 31,
	2022	2021	Variation

	(in R$ millions, except for percentages)
Statement of Income Data:
Net revenue	1,775.4	1,232.1	44.1%
Core(1)	1,367.6	936.0	46.1%
Supplemental(1)	407.8	296.1	37.7%
Cost of sales	(500.5)	(294.4)	70.0%
Gross profit	1,274.9	937.7	36.0%
Selling expenses	(665.0)	(496.3)	34.0%
General and administrative expenses	(338.3)	(328.7)	2.9%
Other income (expenses), net	23.9	16.7	43.1%
Operating profit	295.5	129.4	128.4%
Finance income	445.3	91.2	388.3%
Finance costs	(638.5)	(372.1)	71.6%
Finance result	(193.2)	(280.9)	(31.2)%
Share of loss of equity-accounted investees	(34.4)	(22.2)	55.0%
Profit (loss) before income taxes	67.9	(173.7)	(139.1)%
Income taxes—income (expense)	(28.4)	15.6	(282.1)%
Current	(44.4)	(65.6)	(32.3)%
Deferred	16.0	81.2	(80.3)%
Profit (loss) for the year	39.5	(158.1)	(125.0)%
Profit (loss) attributable to:
Equity holders of the parent	39.5	(158.1)	(125.0)%
(1)	Our operating segments consist of our Core segment and our Supplemental segment. For further information, see note 25 to our audited consolidated financial statements.

Net Revenue

Net revenue for the year ended December 31, 2022 was R$1,775.4 million, an increase of R$543.3 million, or 44.1%, from R$1,232.1 million for the year ended December 31, 2021.

This increase was primarily attributable to:

(i)	the positive impact of our organic growth through the addition of new partner schools and upsell within our solutions, which resulted in a 15% increase in the Number of Enrolled Students for 2023 at our partner schools to 2,629,674 as of March 30, 2023, from the Number of Enrolled Students of 2,279,025 as of March 31, 2022;
(ii)	the addition of COC and Don Bosco to the portfolio in the fourth quarter of 2021, the results of operations of which were fully consolidated into our financial statements in 2022; and
(iii)	the addition of new solutions to the portfolio, such as Mentes and PGS, which we acquired in 2022.

In our Core segment, net revenue for the year ended December 31, 2022 was R$1,367.6 million, an increase of R$431.6 million, or 46.1%, from R$936.0 million for the year ended December 31, 2021. This increase was primarily attributable to the successful commercial cycle for the 2023 school year.

In our Supplemental segment, net revenue for the year ended December 31, 2022 was R$407.8 million, an increase of R$111.7 million, or 37.7% from R$296.1 million for the year ended December 31, 2021. This increase was primarily attributable to organic growth in 2022.

Cost of Sales

Cost of sales for the year ended December 31, 2022 was R$500.5 million, an increase of R$206.1 million, or 70.0%, from R$294.4 million for the year ended December 31, 2021. This increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. The increase in cost of sales was higher than our revenue growth due to new solutions in our base with lower gross margin.

As a percentage of net revenue, our cost of sales increased to 28.2% for the year ended December 31, 2022, compared to 23.9% for the year ended December 31, 2021.

In our Core segment, cost of sales for the year ended December 31, 2022 was R$396.1 million, an increase of R$167.6 million, or 73.3%, from R$228.5 million for the year ended December 31, 2021. As mentioned above, this increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and mix of solutions. As a percentage of net revenue in our Core segment, cost of sales increased to 29.0% in the year ended December 31, 2022, compared to 24.4 % in the year ended December 31, 2021.

In our Supplemental segment, cost of sales for the year ended December 31, 2022 was R$104.4 million, an increase of R$38.5 million, or 58.4% from R$65.9 million for the year ended December 31, 2021. This increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and the addition of our supplemental solutions in our portfolio. As a percentage of net revenue in our Supplemental segment, cost of sales increased to 25.6% in the year ended December 31, 2022, compared to 22.3% in the year ended December 31, 2021.

Gross Profit

For the reasons discussed above, gross profit for the year ended December 31, 2022 was R$1,274.9 million, an increase of R$337.2 million, or 36.0%, from R$937.7 million for the year ended December 31, 2021. In our Core segment, gross profit for the year ended December 31, 2022 was R$971.5 million, an increase of R$264.10 million, or 37.3%, from R$707.5 million for the year ended December 31, 2021. In our Supplemental segment, gross profit for the year ended December 31, 2022 was R$303.4 million, an increase of R$73.2 million or 31.8%, from R$230.2 million for the year ended December 31, 2021.

Selling Expenses

Selling expenses for the year ended December 31, 2022 were R$665.0 million, an increase of R$168.7 million, or 34%, from R$496.3 million for the year ended December 31, 2021. This increase was primarily attributable to:

(i)	a R$53.9 million, or 25.7%, increase in sales personnel expenses, mainly attributable to (a) the impact of the acquisitions of COC and Don Bosco in the fourth quarter of 2021, the results of operations of which were fully consolidated into our financial statements in 2022 and (b) the increase in the number of employees in our educational and pedagogical consulting teams to support our growth strategy going forward;
(ii)	a R$90.1 million, or 100.9%, increase in customer support expenses due to continuous investments for customer satisfaction, which increases as our school base grows;
(iii)	a R$46.1 million, or 98.5%, increase in sales & marketing expenses, the increase was mainly attributable to and increase in travel and events, which resumed in the second half of 2021 following travel and events restrictions related to COVID-19 pandemic during 2020 and the first half of 2021; and
(iv)	a R$28.9 million, or 108.4%, decrease in allowance for doubtful accounts, as a result of the renegotiation of the terms of certain existing overdue accounts and the migration of certain customers to our B2C model.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2022 were R$338.3 million, an increase of R$9.6 million, or 2.9%, from R$328.6 million for the year ended December 31, 2021. This increase was primarily attributable to:

(i)	a R$7.9 million increase in corporate personnel expenses totaling R$104.5 million for the year ended December 31, 2022, due to the 18% increase in the number of employees in our general administrative team, to 664 employees as of December 31, 2022, from 563 employees as of December 31, 2021;
(ii)	a R$21.1 million increase in depreciation and amortization totaling R$60.7 million for the year ended December 31, 2022, mainly due to (i) depreciation and amortization of IT equipment acquired by Geekie; (ii) amortization of intangible assets acquired in the fourth quarter of 2021 through business combinations; and (iii) amortization of licenses and software acquired for the development of new projects.
(iii)	a R$29.9 million decrease in share-based compensation plan totaling R$58.3 million for the year ended December 31, 2022, from R$88.2 million for the year ended December 31, 2021.

Operating Profit

For the reasons discussed above, operating profit for the year ended December 31, 2022 was R$295,5 million, an increase of R$166,1 million, or 128.4%, from R$129.4 million for the year ended December 31, 2021.

Finance Result

Finance result for the year ended December 31, 2022 was a net finance cost of R$193.2 million, a decrease of R$87.7 million, from a net finance cost of R$280.9 million for the year ended December 31, 2021, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2022 was R$445.3 million, an increase of R$354.1 million, or 388.3%, from R$91.2 million for the year ended December 31, 2021. This increase was mainly attributable to (i) interest from financial investments; (ii) changes in fair value of financial derivatives; and (iii) foreign exchange gains.

Finance costs. Finance costs for the year ended December 31, 2022 was R$638.5 million, an increase of R$266.4 million, from R$372.1 million for the year ended December 31, 2021. This increase was primarily attributable to increased: (i) interest on acquisition of investments as described in note 17 of our consolidated financial statements; (ii) interest on loans and financing; and (iii) foreign exchange loss.

Share of Loss of Equity-Accounted Investees

Share of loss of equity-accounted investees for the year ended December 31, 2022 was a loss of R$34.4 million, as compared to a loss of R$22.2 million for the year ended December 31, 2021, attributable to the performance of our equity-accounted investees.

Profit (Loss) before Income Taxes

For the reasons discussed above, for the year ended December 31, 2022 we recorded a profit before income taxes of R$67.9 million compared to a loss of R$173.7 million for the year ended December 31, 2021.

Income Taxes – Income (Expense)

For the year ended December 31, 2022, we recorded an income tax expense of R$28.4 million compared to an income tax credit of R$15.6 million for the year ended December 31, 2021. The income tax expense in 2022 was mainly attributable to the reduction in the current tax due to the mergers of Geekie and P2D, which generated a lower effective tax rate in the consolidated statements, and an increase in deferred tax liabilities due to temporary differences, as well as the establishment of deferred liabilities arising from the use of the benefit of the merged companies in accordance with current regulations.

Profit (Loss) for the Year

As a result of the foregoing, profit for the year ended December 31, 2022 was R$39.5 million compared to a loss of R$158.1 million for the year ended December 31, 2021.

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

Net Revenue

Net revenue for the year ended December 31, 2021 was R$1,232.1 million, an increase of R$230.4 million, or 23.0%, from R$1,001.7 million for the year ended December 31, 2020.

This increase was primarily attributable to:

(i)	in the fourth quarter of 2021, the positive impact of our organic growth through the addition of new partner schools and upsell within our solutions, which resulted in a 28% increase in the Number of Enrolled Students for 2022 at our partner schools to 2,279,025 as of March 31, 2022, from the Number of Enrolled Students of 1,785,576 as of March 31, 2021; and
(ii)	the addition of new solutions to the portfolio, such as Me Salva!, Eduqo, Edupass, COC and Dom Bosco, all acquired in 2021.

This increase was partially offset by the negative impact of student dropouts in our partner schools in the first three quarters of 2021, which led to a lower than expected revenue recognition for the period.

In our Core segment, net revenue for the year ended December 31, 2021 was R$936.0 million, an increase of R$94.9 million, or 11.3%, from R$841.1 million for the year ended December 31, 2020. This increase was primarily attributable to the successful commercial cycle for the 2022 school year, translating into a strong fourth quarter, and the acquisition of COC and Dom Bosco core brands from Pearson.

In our Supplemental segment, net revenue for the year ended December 31, 2021 was R$296.1 million, an increase of R$135.5 million, or 84.4% from R$160.6 million for the year ended December 31, 2020. This increase was primarily attributable to organic growth and the acquisition of new companies in 2021.

Cost of Sales

Cost of sales for the year ended December 31, 2021 was R$294.4 million, an increase of R$73.3 million, or 33.2%, from R$221.1 million for the year ended December 31, 2020. This increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth. The increase in cost of sales was higher than our revenue growth due to new solutions in our base with lower gross margin.

As a percentage of net revenue, our cost of sales increased to 23.9% for the year ended December 31, 2021, compared to 22.1% for the year ended December 31, 2020.

In our Core segment, cost of sales for the year ended December 31, 2021 was R$228.5 million, an increase of R$37.6 million, or 19.7%, from R$190.9 million for the year ended December 31, 2020. As mentioned above, this increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and mix of solutions. As a percentage of net revenue in our Core segment, cost of sales increased to 24.4% in the year ended December 31, 2021, compared to 22.7% in the year ended December 31, 2020.

In our Supplemental segment, cost of sales for the year ended December 31, 2021 was R$65.9 million, an increase of R$35.7 million, or 118.2% from R$30.2 million for the year ended December 31, 2020. This increase was primarily attributable to the overall increase in the production volume of our educational materials, resulting from the positive impact of our organic growth and the addition of our supplemental solutions in our portfolio. As a percentage of net revenue in our Supplemental segment, cost of sales increased to 22.3% in the year ended December 31, 2021, compared to 18.8% in the year ended December 31, 2020.

Gross Profit

For the reasons discussed above, gross profit for the year ended December 31, 2021 was R$937.7 million, an increase of R$157.1 million, or 20.1%, from R$780.6 million for the year ended December 31, 2020. In our Core segment, gross profit for the year ended December 31, 2021 was R$707.5 million, an increase of R$57.4 million, or 8.8%, from R$650.2 million for the year ended December 31, 2020. In our Supplemental segment, gross profit for the year ended December 31, 2021 was R$230.2 million, an increase of R$99.8 million or 76.5%, from R$130.4 million for the year ended December 31, 2020.

Selling Expenses

Selling expenses for the year ended December 31, 2021 were R$496.3 million, an increase of R$124.0 million, or 33.3%, from R$372.3 million for the year ended December 31, 2020. This increase was primarily attributable to:

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

(iii)	a R$22.1 million, or 28.6%, increase in depreciation and amortization expenses, mainly due to the amortization of intangible assets acquired from business combinations in 2021 and in the last quarter of 2020; and
(iv)	a R$22.7 million, or 94.1%, increase in sales & marketing expenses, the increase mainly attributable to an increase in travel and events, which resumed in the second half of 2021 following travel and events restrictions related to COVID-19 pandemic during 2020 and the first half of 2021.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2021 were R$328.6 million, an increase of R$58.1 million, or 21.5%, from R$270.6 million for the year ended December 31, 2020. This increase was primarily attributable to:

(i)	a R$22.2 million increase in corporate personnel expenses totaling R$96.6 million for the year ended December 31, 2021, due to the 29.1% increase in the number of employees in our general administrative team, to 563 employees as of December 31, 2021, from 436 employees as of December 31, 2020;
(ii)	a R$24.4 million increase in depreciation and amortization totaling R$39.6 million for the year ended December 31, 2021, mainly due to (i) depreciation and amortization of IT equipment acquired by Geekie; (ii) amortization of intangible assets acquired during the year through a business combination; and (iii) amortization of licenses and software acquired for the development of new projects; and
(iii)	a R$18.4 million increase in share-based compensation plan totaling R$88.2 million for the year ended December 31, 2021, from R$69.8 million for the year ended December 31, 2020.

Operating Profit

For the reasons discussed above, operating profit for the year ended December 31, 2021 was R$129.4 million, a decrease of R$6.1 million, or 4.5%, from R$135.5 million for the year ended December 31, 2020.

Finance Result

Finance result for the year ended December 31, 2021 was a net finance cost of R$280.9 million, an increase of R$184.1 million, from a net finance cost of R$96.8 million for the year ended December 31, 2020, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2021 was R$91.2 million, an increase of R$46.0 million, or 101.8%, from R$45.2 million for the year ended December 31, 2020. This increase was mainly attributable to the interest from financial investments.

Finance costs. Finance costs for the year ended December 31, 2021 was R$372.1 million, an increase of R$230.1 million, from R$142.0 million for the year ended December 31, 2020. This increase was primarily attributable to increased (i) changes in accounts payable to selling shareholders and interest on acquisition of investments as described in note 17 of our consolidated financial statements; (ii) interest on loans and financing; (iii) changes in fair value of derivative instruments; and (iv) foreign exchange loss.

Share of Profit (Loss) of Equity-Accounted Investees

Share of profit (loss) of equity-accounted investees for the year ended December 31, 2021 was a loss of R$22.2 million, as compared to a profit of R$0.4 million for the year ended December 31, 2020, attributable to the performance of our equity-accounted investees.

(Loss) Profit before Income Taxes

For the reasons discussed above, for the year ended December 31, 2021, we recorded a loss before income taxes of R$173.7 million compared to a profit of R$39.1 million for the year ended December 31, 2020.

Income Taxes – Income (Expense)

For the year ended December 31, 2021, we recorded an income tax credit of R$15.6 million compared to an income tax expense of R$22.3 million for the year ended December 31, 2020. The income tax credit in 2021 was mainly attributable to: (i) reduction of current tax due to the incorporation of companies by CBE, which is operating at a loss, resulting in a zero tax liability and (ii) the recognition of deferred tax credits over fiscal loss.

(Loss) Profit for the Year

As a result of the foregoing, loss for the year ended December 31, 2021 was R$158.1 million compared to a profit of R$16.8 million for the year ended December 31, 2020.

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow

	For the Year Ended December 31,
	2022	2022	2021	2020

	(in US$ millions)(1)		(in R$ millions)
Adjusted EBITDA(2)	124.1	647.6	430.9	381.1
Adjusted Net Income(3)	12.5	65.2	132.9	220.3
Free Cash Flow(4)	(53.7)	(280.3)	(186.9)	(15.2)
(1)	For convenience purposes only, amounts in reais as of December 31, 2022, have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	For a reconciliation between our Adjusted EBITDA and our profit for the year, see “—Reconciliations for Non- GAAP Financial Measures—Reconciliation between Adjusted EBITDA and Profit for the Year.”
(3)	For a reconciliation of our Adjusted Net Income, see “—Reconciliations for Non-GAAP Financial Measures— Reconciliation of Adjusted Net Income from Profit (Loss) for the Year.”
(4)	For a reconciliation of our Free Cash Flow, see “—Reconciliations for Non-GAAP Financial Measures— Reconciliation of Free Cash Flow from Net Cash Flows from Operating Activities.”

Reconciliations for Non-GAAP Financial Measures

The following tables set forth reconciliations of Adjusted EBITDA and Adjusted Net Income to our profit (loss) for the years ended December 31, 2022, 2021, 2020 and 2019, our most recent directly comparable financial measures calculated and presented in accordance with IFRS, as well as reconciliations between Free Cash Flow and net cash flows from operating activities for the years ended December 31, 2022, 2021, 2020 and 2019, our most recent directly comparable financial measures calculated and presented in accordance with IFRS. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

Reconciliation between Adjusted EBITDA and Profit for the Year

	For the Year Ended December 31,
	2022	2022	2021	2020

	(in US$ millions)(1)	(in R$ millions)
Adjusted EBITDA Reconciliation
Profit (loss) for the year	7.6	39.5	(158.1)	16.8
(+/-) Income taxes benefit (expense)	5.4	28.4	(15.6)	22.3
(+/-) Finance result	37.0	193.2	280.9	96.8
(+) Depreciation and amortization	53.2	277.5	194.9	127.5
(+) Share of loss of equity-accounted investees	6.6	34.4	22.2	(0.4)
(+) Share-based compensation plan	11.2	58.3	87.8	69.8
(+) M&A expenses(2)	1.5	7.7	16.1	13.8
(+) Non-recurring expenses(3)	1.6	8.6	0.6	19.5
(+) Effects related to COVID-19 pandemic(4)	—	—	2.1	15.0
Adjusted EBITDA	124.1	647.6	430.9	381.1
(1)	For convenience purposes only, amounts in reais as of December 31, 2022, have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	M&A expenses corresponds to the non-recurring expenses related to the acquisitions of the year, such as consulting and legal services (including International School arbitration legal services)
(3)	Non-recurring expenses are related to consulting expenses for first-year SOX implementation, and expenses related to our organizational restructuring in 2022 such as consulting services expenses and workforce reduction expenses.
(4)	Expenses related to the COVID-19 pandemic, which include mainly expenses related to health care in food and emotional health programs offered to the Company’s employees.

Reconciliation of Adjusted Net Income from Profit (Loss) for the Year

	For the Year Ended December 31,
	2022	2022	2021	2020

	(in US$ millions)(1)	(in R$ millions)
Reconciliation of Adjusted Net Income
Profit (loss) for the year	7.6	39.5	(158.1)	16.8
(+) Share-based compensation plan, restricted stock units and related payroll taxes (restricted stock units)	11.2	58.3	87.8	69.8
(+) Amortization of intangible assets from business combinations(2)	21.9	114.4	103.2	76.1
(+/-) Changes in fair value of derivative instruments(3)	2.2	11.5	(0.9)	(0.6)
(+/-) Changes in fair value of derivative instruments – convertible notes (4)	(26.5)	(138.4)	40.1	—
(+/-) Changes in accounts payable to selling shareholders(5)	0.1	0.6	87.8	20.3
(+) Share of loss of equity-accounted investees	—	—	—	(0.4)
(+) Foreign exchange effects on cash and cash equivalents	—	—	—	(0.2)
(+) Interest income (expenses), net(6)	8.8	46.1	71.4	67.1
(+/-) Tax effects(7)	(15.9)	(83.1)	(117.2)	(76.9)
(+) M&A expenses(8)	1.5	7.7	16.1	13.8
(+) Non-recurring expenses(9)	1.6	8.6	0.6	19.5
(+) Effects related to COVID-19 pandemic(10)	—	—	2.1	15.0
Adjusted Net Income(11)	12.5	65.2	132.9	220.3
(1)	For convenience purposes only, amounts in reais as of December 31, 2022, have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.
(2)	Refers to the amortization of the following intangible assets from business combinations: (i) rights on contracts, (ii) customer relationships, (iii) educational system, (iv) trademarks, (v) non-compete agreement and (vi) software resulting from acquisitions. For further information, see note 14 to our audited consolidated financial statements.
(3)	Refers to (i) changes in fair value of derivative instruments—finance income, plus (ii) changes in fair value of derivative instruments—finance costs. For further information, see note 23 to our audited consolidated financial statements.
(4)	Refers to changes in fair value of derivative instruments from put option to convert senior notes. For further information, see note 23 to our audited consolidated financial statements.
(5)	Refers to changes in fair value of contingent consideration and accounts payable to selling shareholders—finance costs. For further information, see note 17 to our audited consolidated financial statements.
(6)	Refers to interest expenses related to accounts payable to selling shareholders from business combinations.
(7)	Refers to tax effects of current and deferred tax recognized in statements of income applied to all adjustments to net income (which refers to tax effects of changes in deferred tax assets and liabilities recognized in profit or loss corresponding to financial instruments from acquisition of interests, tax benefit from tax deductible goodwill, share- based compensation and amortization of intangible assets).
(8)	M&A expenses corresponds to the non-recurring expenses related to the acquisitions of the year, such as consulting and legal services (including International School arbitration legal services).

(9)	Non-recurring expenses are related to consulting expenses for first-year SOX implementation, and expenses related to our organizational restructuring in 2022 such as consulting services expenses and workforce reduction expenses.
(10)	Expenses related to the COVID-19 pandemic.
(11)	Adjusted net income reflects the adjusted result of the business, excluding the effects of the special items described above. For purposes of the calculation of Adjusted Net Income for the year ended December 31, 2021, we have excluded the following adjustments that we applied to the calculation of Adjusted Net Income for prior periods: (i) Foreign exchange effects on cash and cash equivalents; (ii) share of loss of equity‑accounted investees and (iii) Interest income (expenses) linked to a fixed rate (we will maintain the adjustment for Interest income (expenses) that refers to adjustments by fair value). These adjustments will not be applied to the calculation of Adjusted Net Income going forward. We believe that eliminating these adjustments from our calculation of Adjusted Net Income for the year ended December 31, 2021 and going forward does not impact our investors’ ability to assess our results of operations. We have not retroactively restated Net Adjusted Income for the periods prior to 2021.

Reconciliation of Free Cash Flow from Net Cash Flows from Operating Activities

	For the Year Ended December 31,
	2022	2022	2021	2020

	(in US$millions)(1)	(in R$millions)
Reconciliation of Free Cash Flow
Net cash flows generated from (used in) operating activities	(19.2)	(100.1)	24.5	92.4
Acquisition of property and equipment	(2.7)	(14.3)	(60.1)	(10.8)
Acquisition of intangible assets	(31.8)	(165.9)	(151.3)	(96.8)
Free Cash Flow	(53.7)	(280.3)	(186.9)	(15.2)
(1)

For convenience purposes only, amounts in reais as of December 31, 2022, have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates..

B.    Liquidity and Capital Resources

As of December 31, 2022, we had R$608.2 million in cash and cash equivalents and financial investments (current). We believe that our current available cash and cash equivalents and financial investments and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following discussion of our liquidity and capital resources is based on the financial information derived from the audited consolidated financial statements included elsewhere in this annual report.

Cash Flows

	For the Year Ended December 31,
	2022	2022	2021	2020
	(in US$
	millions) (1)	(in R$ millions)
Cash Flow Data
Net cash flows (used in) generated from operating activities	(19.2)	(100.1)	24.5	92.4
Net cash flows generated from (used in) investing activities	81.4	424.6	(1,494.0)	(479.7)
Net cash flows (used in) generated from financing activities	(60.9)	(317.8)	1,243.5	762.6
(1)

For convenience purposes only, amounts in reais as of December 31, 2022, have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2022, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “—Exchange Rates” for further information about recent fluctuations in exchange rates.

Operating Activities

We recorded net cash flows used in operating activities of R$51.0 million in 2022, compared to net cash flows generated from operating activities of R$24.5 million in 2021. In 2022, our net cash flows used in operating activities were affected by: (i) adjustments for changes in our operating assets and liabilities amounted to a negative cash flow of R$361.0 million mainly due R$263.4 million of accounts receivable and R$122.6 million of inventories; and (ii) we paid income tax and social contribution in cash totaling R$53.7 million, R$164.5 million of interest paid on loans and financing, R$72.9 million of interest paid on accounts payable to selling shareholders, R$75.6 million of Geekie’s stock options and R$70.7 million of contingent consideration that consists of changes in fair value in accounts payable to selling shareholders.

We recorded net cash flows generated from operating activities of R$24.5 million in 2021, compared to net cash flows used in operating activities of R$92.4 million in 2020. In 2021, our net cash flows generated from operating activities were affected by: (i) adjustments for changes in our operating assets and liabilities amounted to a negative cash flow of R$299.1 million mainly due to R$184.5 million of accounts receivable, R$62.9 million of other assets which consists primarily of prepaid expenses, and R$62.2 million of inventories; and (ii) we paid income tax and social contribution in cash totaling R$72.6 million, R$20.3 million of interest paid on loans and financing and R$13.7 million of interest paid on accounts payable to selling shareholders.

Investing Activities

Our net cash generated from investing activities was R$375.4 million in the year ended December 31, 2022, compared to net cash used in investing activities of R$1,494.0 million in the year ended December 31, 2021, primarily due to the net impact of purchases (maturities) of financial investments of R$561.7 million, and cash paid for the acquisition of property and equipment and intangible assets of R$180.2 million.

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

Financing Activities

Our net cash flows used in financing activities for the year ended December 31, 2022 were R$317.8 million, compared to R$1,243.5 million in the year December 31, 2021, primarily due to cash paid to owners to acquire entity’s shares of R$309.7 million.

Our net cash flows generated from financing activities for the year ended December 31, 2021 were R$1,243.5 million, compared to R$762.6 million in the year December 31, 2020, primarily due to borrowings to finance the acquisition of subsidiaries of R$1,468.5 million and cash paid to repurchase the Company’s shares pursuant to the Repurchase Program of R$200.8 million.

Indebtedness

As of December 31, 2022, our total outstanding indebtedness was R$1,936.8 million.

On August 5, 2022, we issued R$1.2 billion in debentures through our wholly owned subsidiary, CBE, in a restricted placement efforts offering to institutional investors. The debentures bear interest at the CDI rate plus 2.3% per annum and mature on August 3, 2027. The principal will be amortized in three equal instalments payable on August 3, 2025, August 3, 2026, and August 3, 2027. The debentures are guaranteed by Arco Brazil.

On December 1, 2021, we issued US$150 million in senior notes convertible into our Class A common shares in the amount of: (i) US$100 million to Arcade GF II Holdings, LLC and Arcade OF V Holdings, LLC, entities affiliated with Dragoneer; and (ii) US$50 million to General Atlantic Partners (Bermuda) H, L.P., an entity affiliated with General Atlantic. The convertibles notes bear interest at 8% per annum in fixed Brazilian reais and mature on November 15, 2028. Each note is convertible at the option of the holder into our Class A common shares at the agreed conversion rate, which is equivalent to an initial conversion price of US$29 per share. The conversion price represents a premium of approximately 65% to the trailing 30-day volume-weighted share price at the time of signing the investment agreements for the convertible notes.

On November 11, 2021, Arco Brazil, as guarantor, entered into an international loan agreement with Itaú Unibanco Nassau Branch, as lender, and Geekie, as borrower, in the amount of US$11.0 million. The loan accrues interest at a rate equal to 2.452% per annum and is repayable in equal quarterly installments from February 10, 2022, to October 28, 2024. We contracted swap derivatives financial instruments to protect our exposure to the foreign currency risk, which changes the effective interest rate for this loan to 100% of the CDI rate plus 1.7% per annum.

On August 25, 2021, we issued through our wholly owned subsidiary, CBE, R$900 million in debentures, bearing interest at the CDI rate plus 1.7% per annum and maturing on August 25, 2023. These debentures were prepaid on August 5, 2022.

On January 1, 2021, CBE acting as guarantor, entered into a lease agreement with HP Financial Services Arrendamento Mercantil S.A. and Geekie. In addition, on April 1, 2021, Arco Brazil, as guarantor, entered into a lease agreement with HP Financial Services Arrendamento Mercantil S.A. and Geekie.

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

On November 13, 2018, we entered into a fiduciary agreement with Banco Safra S.A., as amended on December 3, 2020, to guarantee the payment due under the lease agreements of our São Paulo offices located at Rua Augusta 2840. For further information, see note 13 to our audited consolidated financial statements.

Off-balance sheet arrangements

As of December 31, 2022, we did not have any off-balance sheet arrangements.

Capital Expenditures

In the years ended December 31, 2022, 2021 and 2020, we made capital expenditures of R$180.2 million, R$211.4 million and R$107.6 million, respectively. These capital expenditures mainly include expenditures related to the acquisition of property and equipment and the acquisition of intangible assets. Our capital expenditures decreased in 2022 as compared to 2021 mainly due to decreased investments in educational technology in the leasing model in 2022.

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

E.    Critical Accounting Estimates

For further information, see note 3 to our audited consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and senior management

We are managed by our board of directors and by our senior management, pursuant to our Articles of Association and the Companies Act.

Board of Directors

As of December 31, 2022, our board of directors was composed of eight members. Each director holds office for the term, if any, fixed by the shareholders’ resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal or vacation of office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association.

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

*Member of our Audit Committee.

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is Rua Augusta 2840, 15th floor, suite 152, Consolação, São Paulo - SP, 01412-100, Brazil.

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

Ari de Sá Cavalcante Neto is a member of our board of directors and our Chief Executive Officer, positions which he has held since February 2018. He has been a member of the advisory committee at Colégio Ari de Sá since 2007. Mr. de Sá Cavalcante Neto was an associate at Ernst & Young from 1998 to 2000. He was the chief operating officer of Colégio Ari de Sá from 2001 to 2005 and was an associate at McKinsey & Company in 2006. He holds an MBA from the Massachusetts Institute of Technology (MIT).

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

Martin Escobari is a member of our board of directors, a position he has held since August 2018. He has been with General Atlantic since 2012, and is a member of its Executive Committee, is the Chair of its Investment Committee, and is the head of its Latin America business. Mr. Escobari serves on the board of directors of Empreendimentos Pague Menos S.A. Invekra, S.A.P.I. de C.V. (d/b/a Laboratórios Sanfer, S.A. de C.V.), Grupo Axo, S.A.P.I. de C.V. and XP Investimentos, and has previously served on the boards of Ourofino Saude Animal Participações S.A., Sura Asset Management, Smiles S.A. Aceco TI Participações S.A., Grupo Linx and Decolar.com, Inc. Mr. Escobari co-founded submarino.com and was its chief financial officer from 1999 to 2007. He was an associate at the Boston Consulting Group (New York) from 1994 to 1996, an investment officer at the private equity firm GP Investimentos from 1998 to 1999, and a managing director at Advent International from 2007 to 2011. Mr. Escobari holds a bachelor’s degree in economics from Harvard College (Harvard University) and an MBA (George F. Baker Scholar) from Harvard Business School. He serves on the board of Primeira Chance, a scholarship program for gifted children in Brazil and is active with Endeavor Brazil, where he mentors young entrepreneurs. Mr. Escobari is also a member of the Brazil office of Harvard’s Rockefeller Center for Latin American Studies.

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

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2022)
Country of Principal Executive Offices	Brazil
Foreign Private Issuer	Yes (Cayman Islands)
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

Part I: Gender Identity
Female	3
Male	5
Non-Binary	—
Did Not Disclose Gender	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

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

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is Rua Augusta 2840, 15th floor, suite 152, Consolação, São Paulo - SP, 01412-100, Brazil.

Roberto Otero is our Chief Financial Officer, a position he has held since May 6, 2021, when he joined the Company. Prior to joining Arco, he was an Executive Director of Bank of America Merrill Lynch, working as an Equity Research analyst leading the Education, Healthcare and Infrastructure sectors from 2009 to 2021, with work experiences in both Sao Paulo and New York City. Mr. Otero has an extensive background in corporate finance, financial planning, investor relations and financial accounting. Mr. Otero holds a bachelor’s degree in Business Administration and Economics from Fundação Getúlio Vargas (FGV-EAESP).

Renata Ferraz de Toledo Machado is our Chief Operating Officer, a position she has held since February 17, 2022. Ms. Machado joined Arco in September 2019 and is currently responsible for Arco’s Operations and Supply Chain area and is also our People Executive Officer. Prior to joining Arco, Ms. Machado was an Associate Partner at McKinsey & Company, where for 5 years she held a leading role in projects related to digital transformation for the banking segment, projects related to bottom line operational improvements, and projects related to best organizational practices to accelerate the delivery of innovation and new products. Ms. Machado holds a bachelor’s degree in Economics from Universidade de São Paulo (USP), a master’s degree in Economics from Fundação Getúlio Vargas (FGV-EAESP) and an MBA from the University of Chicago.

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

Our executive officers, directors and management receive fixed and variable compensation, through our short-term (annual bonus) and Long-Term Incentive Plans (LTIP). They also receive benefits in line with market practice in Brazil.

Fixed Compensation

The fixed component of our key executive officer compensation is set on market terms and adjusted annually. In general, approximately 32% of our key executive officer compensation is composed of a fixed component as of March 30, 2023.

Variable Compensation

The variable component of our key executive officer compensation consists of annual cash bonuses and awards of shares (or the cash equivalent) through the LTIP. Cash bonuses are paid to key executive officers based on previously agreed targets for the business. The variable compensation represents approximately 68% of our key executive officer’s compensation as of March 30, 2023, 50% of which is linked to corporate key performance indicator (KPI) target achievements for all senior management and the remaining 50% is linked to individual targets related to each corporate function.

Share-based Compensation

Shares (or the cash equivalent) are awarded under our share options long-term incentive program, as discussed below.

We believe that our LTIP enhances the dedication of our executives towards achieving our goals.

Long-Term Incentive Plan and Share-based Compensation

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

If a participant is dismissed by us with cause or voluntarily terminates his or her employment or service relationship with us, the participant will forfeit any right to the unvested shares. If the participant is dismissed by us without cause, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by us. In case of the participant’s death or permanent disability, the participant (or his or her heirs) will be entitled to receive all the granted shares, whether or not vested, which will be delivered upon termination of the original vesting period.

If our shares cease to be publicly traded, there shall be an acceleration of the vesting period and the shares shall be delivered to the applicable participant as set forth in their award agreement. In each such case, each participant may elect to (i) sell his or her granted shares at a price equal to the price at which the shares were sold in connection with the transaction resulting in the Company becoming privately owned, or (ii) remain a shareholder of the Company subject to the approval of the board of directors.

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

As of March 30, 2023, we had 1,879,644 restricted shares units outstanding under the Regular Program and Matching Program.

Regular Programs

The Restricted Plan Advisory Committee approves the participants of each Regular Program, from time to time. In 2020, we concluded the 1st, 3rd and 6th Regular Programs and delivered 482,733 shares. In 2021, we concluded the 2nd, 7th and 8th Regular Programs and delivered 37,823 shares. In 2022, we concluded the 4th, 5th, 10th, 11th, 14th, 15th, 16th, 17th and 20th Regular Programs and delivered 178,128 shares.

The table below shows the grant date and market value on the grant date of the share units granted by us up to March 30, 2023, under the current Regular Programs.

			No. of Unit
		No. of Unit	Shares	Value per	No. of Unit
		Shares	Vested and	Unit Share	Shares
Grant Date	Program*	Granted	Delivered	(R$)	Unvested
February 10, 2021	9th Regular Program	70,380	24,715	204.03	30,520
September 30, 2021	18th Regular Program	14,400	4,821	118.02	2,430
September 30, 2021	19th Regular Program	90,000	12,863	118.02	5,162
April 18, 2022	21st Regular Program	1,759	—	—	1,759
June 1, 2022	22nd Regular Program	411,418	102,133	80.14	307,387
September 1, 2022	23rd Regular Program	146,290	23,554	70.20	122,736
January 2, 2023	24th Regular Program	495,183	29,759	70.63	450,536
March 10, 2023	25th Regular Program	188,802	188,802	64.82	—
January 1, 2023	26th Regular Program	25,470	590	70.63	24,880
March 1, 2023	27th Regular Program	772,000	—	70.00	772,000

*The 12th and 13th Programs are the 1st and 2nd Matching Programs respectively, as described below.

All such shares are available for sale (vested and delivered) by the beneficiaries annually, over three or four years, depending on the program, subject to each participant complying with the applicable terms and conditions under each program.

Matching Program

On February 26, 2021, our Restricted Shares Plan Advisory Committee approved our first Matching Program (12th Program). On June 1, 2021, our second Matching Program was approved (13th Program). On August 1, 2022, our third Matching Program was approved. On November 1, 2022, our fourth Matching Program was approved. The table below shows the grant date and market value on the grant date of the share units granted by us up to March 30, 2023, under the current Matching Programs.

			No. of Unit
		No. of Unit	Shares	Value per	No. of Unit
		Shares	Vested and	Unit Share	Shares
Grant Date	Program*	Granted	Delivered	(R$)	Unvested
February 26, 2021	1st Matching Program (12th Program)	18,732	3,460	196.58	3,626
June 1, 2021	2nd Matching Program (13th Program)	952	172	148.28	151
June 1, 2022	3rd Matching Program	377,440	179,028	80.14	152,974
November 1, 2022	4th Matching Program	9,244	4,622	58.49	5,482

All such shares, including the investment shares acquired by the participants of the Matching Program, will be available for sale by the beneficiaries annually, over four years, on March 31 of each year.

LTIP I

Certain members of our management participate in our share options long-term incentive program, or the LTIP I. Beneficiaries under the LTIP I are granted rights to buy shares based on certain criteria.

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

Restricted Shares Plan Advisory Committee

Our restricted shares plan advisory committee was created on September 30, 2019, by our board of directors, and is composed by three members, Ari de Sá Cavalcante Neto, Renata Ferraz de Toledo Machado (our Chief Operating Officer) and Roberto Rabello Otero, which assists the board of directors on matters regarding the Restricted Shares Grant Plan.

D.    Employees

As of December 31, 2022, 2021 and 2020, we had 2,935, 2,986 and 2,746 employees, respectively. As of December 31, 2022, 529 of these employees were based in our offices in Fortaleza, 750 of these employees were based in our offices in Curitiba, 1,563 of these employees were based in our offices in São Paulo and 93 were based in cities elsewhere in Brazil. As of December 31, 2022, 2021 and 2020, we had 506, 495 and 461 sales consultants, respectively. References in this annual report to sales consultants are to our commercial team in the field. We also engage temporary employees and consultants as needed to support our operations.

We update the full-time personnel functions into 6 categories as described below:

●	Key Executives: Composed of Arco’s CEO, CFO, CPO, A&LO, Arco Plus CEO, COO, CTO, Positivo CEO and ESG Director;
●	Business Unit Directors: CEOs of Arco’s business units (Directors who report directly to Arco’s CEO have not been accounted in this category, but only as key executives);
●	Technology and Content Development: staff and management of our technology and content development teams;
●	Sales and Marketing: staff and management of our sales and marketing teams;
●	Customer support: staff and management of our customer support teams; and
●	General and Administrative: staff and management of our administrative teams.

The table below breaks down our full-time personnel by function as of December 31, 2022.

	Number of
Function	Employees	% of Total
Key Executives	7	—%
Business Unit Directors	13	—%
Technology and Content Development	792	27%
Sales and Marketing	577	20%
Customer Support	882	30%
General and Administrative	664	23%
Total	2,935	100%

The table below breaks down our full-time personnel by function as of December 31, 2022, 2021 and 2020:

	Number of	Number of	Number of
Function	Employees 2022	Employees 2021	Employees 2020
Key Executives	7	9	9
Business Unit Directors	13	10	5
Technology and Content Development	792	892	902
Sales and Marketing	577	753	799
Customer Support	882	759	580
General and Administrative	664	563	451
Total	2,935	2,986	2,746

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2022.

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

The percentages of beneficial ownership in the table below are calculated as of December 31, 2022, on the basis of (i) 28,506,962 Class A common shares outstanding, and (ii) 27,400,848 Class B common shares outstanding. In addition to the shares detailed below, we have a total of 27,938,312 Class A common shares outstanding that are publicly traded (free float) as of December 31, 2022, and 1,047,142 Class A common shares held in Treasury.

Unless otherwise indicated below, the address for each beneficial owner is c/o Arco, Rua Augusta 2840, 15th floor, suite 152, Consolação, São Paulo - SP, 01412-100, Brazil.

	Shares Beneficially Owned as of December 31, 2022				% of Total
	Class A		Class B		Voting
Shareholders	Shares	%	Shares	%	Power(1)
5% Shareholders	397,349	1.4%	27,265,214	99.5%	89.9%
Oto Brasil de Sá Cavalcante(3)	—	—	18,967,729	69.2%	62.7%
Ari de Sá Cavalcante Neto(2)	397,349	1.4%	8,297,485	30.3%	27.6%
Other Shareholders	—	—	*	*	*
Other Controlling Shareholders	—	—	*	*	*
Executive Officers and Directors	568,650	2.0%	27,288,138	99.6%	90.4%
Oto Brasil de Sá Cavalcante(3)	—	—	18,967,729	69.2%	62.7%
Ari de Sá Cavalcante Neto(2)	397,349	1.4%	8,297,485	30.3%	27.6%
Paula Soares de Sá Cavalcante	—	—	*	*	*
Martin Escobari	—	—	—	—	—
Stelleo Tolda	—	—	—	—	—
Edward Ruiz	*	*	—	—	*
Beatriz Amary	—	—	—	—	—
Carla Schmitzberger	—	—	—	—	—
João Cunha Silva	*	*	—	—	*
Roberto Rabello Otero	*	*	—	—	*
Renata Ferraz de Toledo Machado	*	*	—	—	*
*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)	Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and articles of association.”
(2)	Indirectly owns Class B common shares through ASCN Investments Ltd.
(3)	Indirectly owns Class B common shares through OSC Investments Ltd.

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

B.     Related party transactions

Educational Agreement—International School Program

On August 2, 2016, Educadora ASC Ltda., or Educadora ASC, entered into an agreement with International School, pursuant to which International School agreed to (i) make available to Educadora ASC an educational platform that it developed, and (ii) supply to Educadora ASC the related materials, and Educadora ASC agreed to pay certain fees to International School in connection therewith. The net revenue from sales to Educadora ASC totaled R$3.4 million, R$1.1 million and R$2.9 million for the years ended December 31, 2022, 2021 and 2020.

Development and Promotion of Educational Materials Agreement

On August 29, 2014, Educadora ASC and Livraria ASC Ltda., or Livraria ASC, entities under common control of our controlling shareholder, entered into an agreement with SAS Desenvolvimento e Promoção de Material Didático, or SAS Material Didático, which was merged into CBE on July 2021, pursuant to which (i) SAS Material Didático agreed to (a) make available to Educadora ASC and Livraria ASC an educational platform that it developed, and (b) supply to Educadora ASC and Livraria ASC the related materials, and (ii) Educadora ASC agreed to promote the educational platform and share its expertise in educational management with SAS Material Didático, and Educadora ASC and Livraria ASC agreed to pay certain fees to SAS Material Didático in connection therewith. The agreement is for an initial term of 10 years and will be automatically renewed for an additional 5 years or 10 years respectively, should there be a change of control or initial public offering of CBE or any of the companies in SAS Material Didático’s economic group.

The net revenue from sales to Educadora ASC totaled R$0.4 million, R$0.3 million and R$0.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. The net revenue from sales to Livraria ASC totaled R$4.8 million, R$3.3 million and R$4.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. Due to the merger of SAS Desenvolvimento (or Arco Ventures) with CBE, on December 2020, the agreements with Educadora ASC and Livraria ASC were assigned to CBE as a part of the group reorganization. The values described herein for December 2020 consists of the total net revenue, considering the sales for SAS Desenvolvimento and CBE.

Loan and Debentures Agreements with Geekie

On January 17, 2019, we entered into an agreement (the “Geekie Agreement”) with Geekie, our subsidiary. Pursuant to the Geekie Agreement, we purchased 100,000 debentures issued by Geekie, each at par value R$100.00, totaling R$10 million. The debentures matured in June 2022 and bore interest at 110% of the CDI rate, as described in note 10 to our audited consolidated financial statements. In addition, and pursuant to the Geekie Agreement, we lent R$4.0 million to Geekie Partners S.A., the former controlling entity of Geekie. The loan was repayable in a single instalment in June 2022, bore interest at 110% of the CDI rate, and was secured by the shares of Geekie Partners S.A. in Geekie. The transaction totaled R$14.0 million and its purpose was to support Geekie’s working capital needs. In June 2022, the Company concluded the acquisition of 100% of Geekie’s shares and the loan was repaid in full.

On June 1, 2021, we lent R$5.5 million to Geekie, in accordance with the investment agreement executed on November 27, 2020. The loan was paid in a single instalment in June 2022, bore interest at 110% of the CDI rate.

Intercompany Loan Agreements

As of December 31, 2022, we had entered into several intercompany loan agreements that have not yet matured in order to develop our activities, as described below:

Interest Rate
Lender	Date of the Agreement	Total Principal Amount		(per annum)	Maturity Date
Arco Brazil	March 27, 2020	R$	5.0 million	100% of the CDI rate	March 27, 2023
Arco Brazil	April 15, 2020	R$	11.5 million	100% of the CDI rate	March 27, 2023
Arco Brazil	February 1, 2021	US$	10.0 million	100% of the CDI rate	March 31, 2023
Arco Brazil	March 31, 2021	R$	35.0 million	100% of the CDI rate	March 31, 2024
CBE	April 7, 2021	R$	35.0 million	100% of the CDI rate	March 31, 2023
CBE	April 13, 2021	R$	35.0 million	100% of the CDI rate	March 31, 2025
Arco Brazil	August 23, 2021	US$	3.0 million	100% of the CDI rate	March 31, 2024
Arco Brazil	September 15, 2021	US$	10.0 million	100% of the CDI rate	March 31, 2026
Arco Brazil	October 4, 2021	US$	10.0 million	100% of the CDI rate	March 31, 2024
Arco Brazil	January 6, 2022	US$	10.0 million	100% of the CDI rate	March 31, 2026
Arco Brazil	March 17, 2022	US$	10.0 million	100% of the CDI rate	March 31, 2026
CBE	September 30, 2022	R$	1.5 million	100% of the CDI rate	December 31, 2024
CBE	November 7, 2022	R$	1.0 million	100% of the CDI rate	March 31, 2024
CBE	December 12, 2022	R$	13.0 million	100% of the CDI rate	December 31, 2024
OISA Tecnologia e Serviços Ltda.	December 19, 2022	US$	3.3 million	7.25%	November 30, 2023

Investment in isaac

On January 25, 2021, we entered into a Series B Ordinary Shares Purchase Agreement with INCO Limited, the controlling entity of OISA Tecnología e Serviços Ltda. (“isaac”). isaac, which was indirectly controlled by David Peixoto dos Santos, Arco’s former chief financial officer, is a vertical platform to address schools’ overarching needs with software and financial solutions, including working capital management issues. Pursuant to the purchase agreement, we acquired 8,571,427 series B ordinary shares of isaac, or approximately 30% of its outstanding share capital, for a purchase price equal to R$25.0 million.

On April 22, 2021, we and other investors entered into a Series A and Series A-1 Preferred Shares Purchase Agreement, pursuant to which we acquired 3,653,788 series A preferred shares of isaac for a purchase price equal to R$33.2 million, with the option to acquire an additional 2,935,010 Series A-1 preferred shares, which we exercised on September 17, 2021 for a purchase price equal to R$52.0 million.

In January 2023, we subsequently acquired an additional 75.1% interest in isaac, whereupon it became a wholly owned subsidiary of ours. See “Item 4. Information on the Company—A. History and development of the company—Acquisitions and Investments—Acquisition of Isaac.”

Sale of Escola de Aplicação São José dos Campos Ltda.

On January 2, 2019, we sold the shares we owned in Escola de Aplicação São José dos Campos Ltda. to its minority shareholders. The transaction price of R$3.7 million will be paid in sixteen quarterly installments from January 2022 to October 2025, adjusted by the IGP-M. On October 23, 2020, the buyers anticipated the payment of the installments due in 2022 and the first installment of 2023. On February 26, 2021, the parties executed an amendment to the purchase agreement, which was agreed that the installments to be paid in 2021 will be adjusted by the IPCA. The purchase price was fully paid on August 23, 2021.

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

Additionally, please refer to “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive or if Brazil imposes legal restrictions on dividend distributions by subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our Brazilian subsidiaries. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

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

As of December 31, 2022, we had a provision for legal proceedings of R$2.3 million recorded in our financial statements in connection with legal proceedings, based on the advice of our external legal counsel that the likelihood of loss in connection with such proceedings is probable. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Unfavorable decisions in our legal, arbitration or administrative proceedings may adversely affect us.”

Civil Matters

As of December 31, 2022, we were a defendant to approximately 103 judicial and administrative proceedings of a civil nature for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. The civil claims to which we are a party generally relate to consumer claims, including those related to the early termination of certain of our agreements, among others. We believe these proceedings are unlikely to have a material adverse impact, individually, or in the aggregate, on our results of operations or financial condition.

As of December 31, 2022, we were party to two administrative proceedings of a civil nature filed by the prosecutor’s offices in the States of Ceará and Maranhão.

The proceeding in the State of Ceará results from a complaint filed on behalf of some students’ parents of one of our partner schools alleging that the students are required to purchase our educational material only from the partner school in which the student is enrolled in at prices higher than those charged by other partner schools in the region, with no option to purchase such educational material at bookstores or other points of sale. In September 2022, a decision was rendered against SAS requiring SAS to pay a fine totaling R$123 thousand. We appealed this decision in December 2022. As of the date of this annual report, our appeal is under review by the 5th public treasury court of Fortaleza. The decision requiring SAS to pay the fine is suspended pending the outcome of the appeal, and we have made a judicial deposit of the amount of the fine to the court.

The proceedings filed by the prosecutor’s offices in the state of Maranhão, result from the questioning of students’ parents of some our partner schools in the region about the impossibility of using used books and acquiring access to our digital content without acquiring the full platform provided by us. We have already filed our responses, which are currently under review.

As of the date of this annual report, both proceedings are still ongoing and at an early stage, and we cannot estimate the amount of any additional eventual fines or any claim for damages, or collective non-material damages that may be imposed on us or confirm the claims that may be asserted against us. However, the applicable prosecutors’ offices may file a public civil claim or require the parties to enter into a settlement agreement (Termo de Ajustamento de Conduta - TAC), requiring the partner schools to adjust its commercial practices as they relate to the sale of educational material.

Labor Matters

As of December 31, 2022, we were party to approximately 12 labor-related judicial and administrative proceedings for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with these proceedings was not probable. In general, the labor claims to which we are a party were filed by former employees or third-party employees seeking our joint and/or subsidiary liability for the acts of our suppliers and service providers. The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.

Tax and Social Security Matters

As of December 31, 2022, we were party to 5 administrative tax and social security proceedings for which we did not record any provision based on the advice of our external legal counsel that the likelihood of loss in connection with this proceeding was not probable.

Request for Arbitration

On September 19, 2019, Mr. Ulisses Borges Cardinot, a 48.52% shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, CBE and Arco Brazil.

This request for arbitration purporting to assert Mr. Cardinot’s rights under the Investment Agreement (for more information regarding the Investment Agreement, see “Item 4. Information on the Company A. History and development of the company—Acquisitions and Investments—Acquisition of International School”) is still ongoing.

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

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The decision is under the ongoing review of financial and legal advisors of CBE and its calculation will be further discussed in the award phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform and Arco Brazil are not subject to the terms of the Investment Agreement and, therefore, will not be part of the arbitration proceeding; (ii) Mr. Cardinot is not entitled to receive shares of Arco Platform; and (iii) the amount due by CBE will be calculated based on 10 times realized EBITDA for the school years of 2019 (first installment)and 2020 (second installment), both net of net debt, as determined in the Investment Agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

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

B.    Significant changes

None.

ITEM 9. THE OFFER AND LISTING

A.    Offering and listing details

Our Class A common shares have been listed on the Nasdaq Global Select Market since September 26, 2018 under the symbol “ARCE.”

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

As of December 31, 2022, Arco we a total issued share capital of U.S.$2,847.75, divided into 56,954,952 common shares of a nominal or par value of U.S.$0.00005. Those common shares are divided into 29,554,104 Class A common shares and 27,400,848 Class B common shares.

Treasury Shares

As of December 31, 2022, we had 1,047,142 shares in treasury.

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

As a Cayman Islands exempted company, Arco is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders, the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

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

Dividend Rights

See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” for further information regarding dividend rights.

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

Subject to the provisions of the Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place either in São Paulo, Brazil, or at such other place as the directors may determine.

Subject to the provisions of the Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the Nasdaq, the board of directors may from time to time at its discretion exercise all powers of Arco, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our common shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

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

C.    Material contracts

See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the exhibits hereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.    Exchange controls

The Cayman Islands currently has no exchange control restrictions.

E.    Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A common shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

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

Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, we believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S.

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

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under Treasury regulations, certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions).

U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the common shares.

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

J.    Annual report to security holders

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

Foreign Exchange Risk

The Company’s exposure to foreign currency risks of December 31, 2022 consists of cash and cash equivalents and financial investments and borrowings denominated in U.S. dollars in the amount of R$14.1 million and R$654.5 million, respectively. See note 27 to our audited consolidated financial statements for a sensitivity analysis of the impact of a hypothetical 10% change in the exchange rate variation on our cash and cash equivalents and financial investments as of December 31, 2022.

Liquidity Risk

We regularly review the liquidity risk and maintain appropriate reserves, including bank credit facilities with first tier financial institutions. We also continuously monitor projected and actual cash flows and the combination of maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by us arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements. The following is a summary of our contractual obligations as of December 31, 2022:

	Less than	3 to 12	1 to 5	More than
December 31, 2022	3 months	months	years	5 years	Total
Trade payables	182.7	—	—	—	182.7
Lease liabilities	9.1	25.3	42.6	—	77.0
Loans and financing	88.1	14.7	1,210.7	623.3	1,936.8
Derivative financial liabilities	0.8	2.8	—	110.2	113.8
Accounts payable to selling shareholders	447.5	613.3	330.4	—	1,391.2
Total	728.2	656.1	1,583.7	733.5	3,701.5

For more information, see note 27 to our audited consolidated financial statements included elsewhere in this annual report.

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

Interest Rate Risk

Interest rate risk represents the exposure to changes in the fair value or future cash flows of a financial instrument from fluctuations due to changes in market interest rates. Our exposure to this risk relates primarily to our investments with floating interest rates. We are primarily exposed to the fluctuation of the CDI rate on financial investments. Our exposure to cash, bank deposits and cash equivalents and financial investments indexed to the CDI rate totaled R$2,710.9 million as of December 31, 2022. See note 27 to our audited consolidated financial statements for further information on our market risks, including a sensitivity analysis of the impact of a hypothetical 10% change in the CDI rate on our cash and cash equivalents and financial investments as of December 31, 2022.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Material modifications to instruments

Not applicable.

B.    Material modifications to rights

Not applicable.

C.    Withdrawal or substitution of assets

Not applicable.

D.    Change in trustees or paying agents

Not applicable.

E.    Use of proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.    Disclosure controls and procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

C.    Attestation report of the registered public accounting firm

The effectiveness of internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young Auditores Independentes S.S. Ltda., or EY, an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on page F-6.

D.    Changes in internal control over financial reporting

There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was Ernst & Young Auditores Independentes S.S. Ltda. for the years ended December 31, 2022 and 2021.

	2022	2021

	(in thousands of reais)
Audit fees(1)	7,019.4	7,266.4
Total	7,019.4	7,266.4
(1)

“Audit fees” include fees for (i) the audit of the annual consolidated financial statements, prepared in accordance with IFRS, as issued by the IASB and internal control over financial reporting as of December 31, 2022; (ii) the audit of financial statements of the Company’s subsidiaries; (iii) the review of our interim financial statements for the three-month period ended March 31, 2022, for the six-month period ended June 30, 2022 and for the nine-month period ended September 30, 2022.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Set forth below, in tabular format, is disclosure on the repurchase of our Class A common shares for the year ended December 31, 2022.

				Maximum
		Average	Total Number of	Number of Shares
	Total	Price	Shares Purchased	that May Yet Be
	Number of	Paid per	as Part of Publicly	Purchased Under
	Shares	Share	Announced Plans or	the Plans or
Calendar Month	Purchased(1)	(US$)	Programs(2)	Programs(2)(3)
January 2022	66,153	20.1357	66,153	953,786
February 2022	232,565	19.5137	232,565	721,221
March 2022	40,000	18.2050	40,000	681,221
April 2022	31,121	18.8374	31,121	650,100
May 2022	114,476	18.0548	114,476	535,624
June 2022	46,810	14.2524	46,810	488,814
July 2022	20,000	14.1089	20,000	468,814
August 2022	—	—	—	468,814
September 2022	—	—	—	468,814
October 2022	—	—	—	468,814
November 2022	—	—	—	468,814
December 2022	—	—	—	468,814
Total	551,125	18.5092	551,125	468,814

(1)	The table includes all the shares repurchased as a part of the Repurchase Program announced on January 6, 2021, as further described above. As of the date of this annual report, we had purchased an aggregate of 2,031,186 Class A common shares for a total of approximately US$46.8 million under the Repurchase Program.
(2)	On January 6, 2021, our Board of Directors approved the Repurchase Program to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, we were able to repurchase up to 500,000 of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. On March 31, 2021, our Board of Directors approved the increase of the share repurchase limit of our Repurchase Program to up to 2.5 million of our outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions. The Repurchase Program expired on January 6, and as of such date, we had purchased an aggregate of 2,031,186 Class A common shares for a total of approximately US$46.8 million under the Repurchase Program.
(3)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Class A common shares which may be repurchased in the periods as approved by our board of directors.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer Status

Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each noncompliance with Nasdaq listing rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. As a foreign private issuer, we currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. Laws of the Cayman Islands allow that independent directors do not comprise a majority of our board of directors. As of the date of this annual report, our independent directors comprise the majority of our board of directors;
●	Nasdaq Rule 5605I(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;
●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have (i) a nomination and corporate governance committee; or (ii) a remuneration committee that meets the requirements of Nasdaq Rule 5605(d) & (e), nor do we have any current intention to establish either; and
●	Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies, in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question is approved by each class of shareholders with whom the arrangement is to be made who must represent three-fourths in value of each such class of shareholders and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As of the date of this annual report, independent directors do comprise a majority of our board of directors;

●	Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;
●	Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have (i) a nomination and corporate governance committee; or (ii) a remuneration committee that meets the requirements of Nasdaq Rule 5605(d) & (e), nor do we have any current intention to establish either; and
●	Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this annual report, see pages F-1 to F-79 to this annual report.

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

10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-227007) filed with the SEC on August 24, 2018).

12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*

12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*

13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*

13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*

21.1	List of subsidiaries.*

23.1	Consent of Ernst & Young Auditores Independentes S.S. Ltda.*

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Arco Platform Limited

Date:	March 30, 2023	By:	/s/ Ari de Sá Cavalcante Neto
			Name:	Ari de Sá Cavalcante Neto
			Title:	Chief Executive Officer

By:	/s/ Roberto Rabello Otero
	Name:	Roberto Rabello Otero
	Title:	Chief Financial Officer

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based upon the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based on this assessment and criteria, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

March 30, 2023

By:	/s/ Ari de Sá Cavalcante Neto
	Name:	Ari de Sá Cavalcante Neto
	Title:	Chief Executive Officer

By:	/s/ Roberto Rabello Otero
	Name:	Roberto Rabello Otero
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Arco Platform Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the ‘‘consolidated financial statements’’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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

Goodwill impairment testing

Description of the Matter

At December 31, 2022, the Company’s goodwill was R$ 1,951 million. As discussed in Note 14 to the consolidated financial statements, goodwill is tested for impairment at least annually at the cash generating unit (CGU) level.

Auditing management’s annual goodwill impairment test is complex and highly judgmental due to the significant estimation required to determine the fair value of the cash generating units. In particular, the fair value estimate is sensitive to significant assumptions, such as changes in the weighted average cost of capital, revenue growth rate, operating margin, costs, projected expenses and working capital, as well as the carrying amount of goodwill, which are affected by expectations about future economic scenarios, particularly those in emerging markets.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting process for the goodwill impairment test including controls over management’s review of the significant assumptions described above.

To test goodwill impairment our audit procedures included, among other, involving our valuation specialists to assist in evaluating the methodologies and key assumptions, including the estimated future gross margins, growth rate and the discount rate used in the valuation model. We also performed sensitivity analyses to understand the impact of reasonable changes in the key assumptions and compared those significant assumptions to the Company’s industry and economic trends. Our procedures also consisted of testing the mathematical accuracy of the forecasts in the impairment assessment model and confirm whether Management’s estimate of each CGU’s recoverable amount considering the value in use calculation was based on a discounted cash flow model. We agreed the forecast cash flows to board-approved budgets and market communications and assessed the accuracy of prior period forecasts. We also evaluated the Company’s disclosures in respect to its goodwill impairment assessment in Note 14.

Valuation of accounts payable to selling shareholders

Description of the Matter

At December 31, 2022, accounts payable to selling shareholders amounted to R$ 1,391 million, as disclosed in Note 17. Those amounts arise from certain business combinations and investments in associates. The determination of the recorded amounts includes the use of management assumptions about future business performance and interest rates.

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

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management controls over the Company’s determination of accounts payable to selling shareholders, including controls over management’s review of the significant assumptions used in the prospective financial information.

To test the accounts payable to selling shareholders, our audit procedures included, among others, involving our valuation specialists to assist in evaluating the methodologies and key assumptions, including the estimated future revenue, growth rate and the discount rate used to prepare the projected financial information. We independently tested the interest expenses recognized during the year based on the terms and conditions of the agreements. We also performed sensitivity analyses to evaluate the change in the liability amounts resulting from changes in those assumptions. We also compared those significant assumptions to market benchmarks and evaluated them against known general economic trends. We also evaluated the Company’s disclosures in Note 17.

/s/ ERNST & YOUNG
Auditores Independentes S.S. Ltda.

We have served as the Company’s auditor since 2017.

Recife, Brazil
March 30, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Arco Platform Limited

Opinion on Internal Control over Financial Reporting

We have audited Arco Platform Limited and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Arco Platform Limited (the Company and subsidiaries) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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

/s/ ERNST & YOUNG

Auditores Independentes S.S. Ltda.

Recife, Brazil

March 30, 2023

Arco Platform Limited

Consolidated financial statements

December 31, 2022

Arco Platform Limited

Consolidated statements of financial position

As of December 31, 2022 and 2021

(In thousands of Brazilian reais, unless otherwise stated)

		December 31,	December 31,
	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	5	216,360	211,143
Financial investments	6	391,785	973,294
Trade receivables	7	856,887	593,263
Inventories	8	254,060	158,582
Recoverable taxes	9	67,166	38,811
Derivative financial instruments	16	—	301
Related parties	10	3,956	4,571
Other assets		82,515	66,962
Total current assets		1,872,729	2,046,927

Non-current assets
Financial investments	6	30,861	40,762
Derivative financial instruments	16	—	560
Related parties	10	—	6,819
Recoverable taxes	9	11,108	22,216
Deferred income tax	24	337,267	321,223
Other assets		78,038	57,534
Investments and interests in other entities	11	111,631	126,873
Property and equipment	12	59,031	73,885
Right-of-use assets	13	68,696	35,960
Intangible assets	14	3,184,047	3,257,360
Total non-current assets		3,880,679	3,943,192

Total assets		5,753,408	5,990,119

Liabilities
Current liabilities
Trade payables		182,748	103,292
Labor and social obligations	18	89,044	157,601
Lease liabilities	13	34,329	20,122
Loans and financing	15	102,873	228,448
Derivative financial instruments	16	3,693	—
Taxes and contributions payable		9,488	7,953
Income taxes payable		28,576	37,775
Advances from customers		16,079	35,291
Accounts payable to selling shareholders	17	1,060,746	799,553
Other liabilities		6,013	3,176
Total current liabilities		1,533,589	1,393,211

Non-current liabilities
Labor and social obligations	18	1,451	661
Lease liabilities	13	42,576	22,996
Loans and financing	15	1,833,956	1,602,879
Derivative financial instruments	16	110,154	223,561
Provision for legal proceedings	28	3,174	1,398
Accounts payable to selling shareholders	17	330,457	869,233
Other liabilities		621	946
Total non-current liabilities		2,322,389	2,721,674
Total liabilities		3,855,978	4,114,885

Equity	19
Share capital		11	11
Capital reserve		2,009,799	2,203,857
Treasury shares		(8,205)	(180,775)
Share-based compensation reserve		95,008	90,813
Accumulated losses		(199,183)	(238,672)
Total equity		1,897,430	1,875,234

Total liabilities and equity		5,753,408	5,990,119

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of income or loss

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais, except earnings per share)

		December 31,	December 31,	December 31,
	Notes	2022	2021	2020

Revenue	21	1,775,427	1,232,074	1,001,710
Cost of sales	22	(500,526)	(294,407)	(221,130)

Gross profit		1,274,901	937,667	780,580

Selling expenses	22	(665,014)	(496,298)	(372,269)
General and administrative expenses	22	(338,262)	(328,643)	(270,558)
Other income (expenses), net		23,904	16,673	(2,258)

Operating profit		295,529	129,399	135,495

Finance income	23	445,237	91,212	45,211
Finance costs	23	(638,483)	(372,086)	(142,013)
Finance result	23	(193,246)	(280,874)	(96,802)

Share of (loss) profit of equity-accounted investees	11	(34,365)	(22,182)	409

Profit (loss) before income taxes		67,918	(173,657)	39,102
Income taxes - income (expense)
Current		(44,473)	(65,609)	(87,379)
Deferred		16,044	81,183	65,057
	24	(28,429)	15,574	(22,322)

Net profit (loss) for the year		39,489	(158,083)	16,780

Profit (loss) for the year attributable to
Equity holders of the parent		39,489	(158,083)	16,780

Basic earnings (loss) per share - in Brazilian reais	20
Class A		0.71	(3.18)	0.30
Class B		0.71	(3.18)	0.30
Diluted earnings (loss) per share - in Brazilian reais	20
Class A		(1.49)	(3.18)	0.30
Class B		0.71	(3.18)	0.30

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of comprehensive income or loss

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais)

		December 31,	December 31,	December 31,
	Notes	2022	2021	2020
Net profit (loss) for the year		39,489	(158,083)	16,780

Comprehensive income		—	—	—
		—	—	—
Total comprehensive income or loss for the year		39,489	(158,083)	16,780

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of changes in equity

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais, unless otherwise stated)

		Reserves
				Share-based
	Share	Capital	Treasury	compensation	Accumulated
	capital	reserve	shares	reserve	losses	Total

Balances at December 31, 2019	11	1,607,622	—	84,546	(97,369)	1,594,810
Net profit for the year	—	—	—	—	16,780	16,780
Issuance of common shares in follow-on public offering	—	591,898	—	—	—	591,898
Share issuance cost	—	(16,291)	—	—	—	(16,291)
Restricted stocks transferred	—	17,416	—	(17,416)	—	—
Share based compensation plan	—	—	—	13,687	—	13,687

Balances at December 31, 2020	11	2,200,645	—	80,817	(80,589)	2,200,884

Net loss for the year	—	—	—	—	(158,083)	(158,083)
Share based compensation plan	—	—	—	33,184	—	33,184
Purchase of treasury shares	—	—	(200,751)	—	—	(200,751)
Investment shares transferred	—	16	1,877	(1,893)	—	—
Restricted stocks transferred	—	3,196	18,099	(21,295)	—	—

Balances at December 31, 2021	11	2,203,857	(180,775)	90,813	(238,672)	1,875,234

Net profit for the year	—	—	—	—	39,489	39,489
Share based compensation plan (Note 19)	—	—	—	35,846	—	35,846
Purchase of treasury shares (Note 19)	—	—	(53,139)	—	—	(53,139)
Shares cancelled	—	(106,496)	106,496	—	—	—
Restricted stocks transferred (Note 19)	—	(87,562)	119,213	(31,651)	—	—

Balances at December 31, 2022	11	2,009,799	(8,205)	95,008	(199,183)	1,897,430

The accompanying notes are part of the consolidated financial statements.

Arco Platform Limited

Consolidated statements of cash flows

For the years ended December 31, 2022, 2021 and 2020

(In thousands of Brazilian reais, unless otherwise stated)

		December 31,	December 31,	December 31,
	Notes	2022	2021	2020
Operating activities
Profit (loss) before income taxes		67,918	(173,657)	39,102
Adjustments to reconcile profit (loss) before income taxes to cash from operations
Depreciation and amortization	22	277,458	194,885	127,455
Inventory allowances	8 and 22	40,671	26,778	7,453
(Reversal) provision for expected credit losses	9 and 22	(2,247)	26,610	34,684
Loss on sale/disposal of property and equipment and intangible		430	908	4,277
Fair value change in derivative financial instruments	23	(106,379)	37,291	(562)
Fair value adjustment in accounts payable to selling shareholders	23	568	87,820	20,330
Share of loss (profit) of equity-accounted investees	11	34,365	22,182	(409)
Share-based compensation plan		35,571	70,127	36,333
Accrued interest on loans and financing	15 and 23	247,834	57,245	19,862
Interest accretion on accounts payable to selling shareholders	23	184,218	121,611	68,379
Income from financial investments		(19,461)	(25,930)	(13,388)
Interest on lease liabilities		4,422	4,795	3,036
Provision (reversal) for legal proceedings	28	1,776	(149)	587
Provision (reversal) for payroll taxes (restricted stock units)		2,024	235	(2,997)
Foreign exchange effects, net	23	(45,289)	1,772	(188)
Changes in fair value of step acquisitions		—	—	307
Gain on changes of interest of investment	11	(17,712)	(14,022)	—
Other financial expense (income), net		(3,945)	(1,276)	(2,315)
		702,222	437,225	341,946
Changes in operating assets and liabilities
Trade receivables		(263,364)	(184,472)	(108,087)
Inventories		(122,609)	(62,212)	(18,161)
Recoverable taxes		(16,736)	(39,199)	3,152
Other assets		(28,601)	(62,802)	(14,087)
Trade payables		79,456	52,915	3,886
Labor and social obligations		6,062	(6,640)	7,239
Taxes and contributions payable		1,379	(2,590)	1,147
Advances from customers		(19,212)	11,665	(2,981)
Other liabilities		2,672	(5,724)	(1,420)

Cash from operations		341,269	138,166	212,634

Income taxes paid		(53,676)	(72,564)	(95,053)
Interest paid on lease liabilities	13	(3,991)	(3,294)	(2,100)
Interest paid on accounts payable to selling shareholders		(72,930)	(13,700)	(187)
Interest paid on loans and financing	15	(164,536)	(20,275)	(13,423)
Payments for contingent consideration		(70,687)	(3,837)	(9,520)
Payment for stock options - Geekie	1(c)	(75,578)	—	—
Net cash flows (used in) generated from operating activities		(100,129)	24,496	92,351

Investing activities
Acquisition of property and equipment	12	(14,322)	(60,078)	(10,822)
Payment of investments and interests in other entities		(32)	(125,273)	(32,628)
Acquisition of subsidiaries, net of cash acquired		—	(795,905)	(204,286)
Payments of accounts payable to selling shareholders		(1,270)	(101,286)	—
Acquisition of intangible assets	14	(165,846)	(151,318)	(96,827)
Purchase of financial investments		(975,525)	(2,269,029)	(1,767,913)
Redemption of financial investments		1,537,243	1,963,256	1,603,896
Interest received from financial investments		49,153	40,641	33,904
Loans to related parties		(4,811)	5,000	(5,000)
Net cash flows (used in) generated from investing activities		424,590	(1,493,992)	(479,676)

Financing activities
Capital increase proceeds from public offering		—	—	591,898
Share issuance costs		—	—	(16,291)
Purchase of treasury shares		(53,139)	(200,751)	—
Payment of lease liabilities	13	(21,485)	(15,729)	(8,510)
Payment of accounts payable to selling shareholders		(309,682)	(193,954)	(1,733)
Cash received (payment) for financial derivatives		(2,474)	185,409	—
Loans and financing issued, net of costs	15	1,188,980	1,578,298	498,434
Loans and financing payments	15	(1,120,024)	(109,815)	(301,151)
Net cash flows (used in) generated from financing activities		(317,824)	1,243,458	762,647

Foreign exchange effects on cash and cash equivalents		(1,420)	12,771	188

Increase (decrease) in cash and cash equivalents		5,217	(213,267)	375,510

Cash and cash equivalents at the beginning of the year	5	211,143	424,410	48,900
Cash and cash equivalents at the end of the year	5	216,360	211,143	424,410
Increase (decrease) in cash and cash equivalents		5,217	(213,267)	375,510

The accompanying notes are part of the consolidated financial statements.

Notes to the consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1    Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018, whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. (“Arco Brazil”) through the completion of a corporate reorganization and initial public offering in 2018. Arco Brazil is the holding company of the operating subsidiaries, including Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 9th Floor, Consolação, São Paulo, Brazil. OSC Investments Limited is the ultimate parent company of Arco.

Since 2015, the Company has been investing in technology and its printed methodology has evolved to an educational platform capable of delivering the entire K-12 curriculum content. The Company serves private schools in several Brazilian states and cities where it delivers its printed and digital content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising and sale of educational content for private schools.

The Company has an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. Arco operates through long-term service contracts with private schools. These contracts generally have terms of validity ranging from one to five years, pursuant to which educational content is provided in printed and digital format to private schools. The revenue is driven by the number of enrolled students at each school using the solutions and the agreed upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, the Company benefits from high visibility in its revenue and operating margin, which is calculated by dividing the operating profit by revenue over a given period.

These consolidated financial statements were approved for issue by the Board of Directors on March 30, 2023.

1.2    Significant events during the year

For the year ended December 31, 2022

(a)	Internal restructurings

Corporate restructuring

During the year, the Company completed the following incorporations as part of its corporate reorganization:

●	On May 1, 2022, the incorporation of P2D Educação Ltda. by Companhia Brasileira de Educação de Sistemas de Ensino S.A.
●	On August 1, 2022, the incorporation of Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (Eduqo) and Studos Software Ltda. by Atech Soluções Tecnológicas S.A.
●	On October 1, 2022, the incorporation of Geekie Desenvolvimento de Software S.A. by Companhia Brasileira de Educação e Sistemas de Ensino S.A.

The incorporations were part of a tax planning strategy to enable the Company to obtain tax benefits from the amortization of fair value adjustments and goodwill resulting from business combinations.

All incorporated companies were wholly owned subsidiaries of Arco and the incorporated assets and liabilities of the respective companies were recorded at their carrying amounts.

Non-Binding Proposal

On November 30, 2022, the Company’s board of directors received a preliminary non-binding proposal (the “Proposal”) from General Atlantic L.P. (“GA”) and Dragoneer Investment Group, LLC (“Dragoneer”) to acquire all of the outstanding Class A common shares of the Company (the “Proposed Transaction”) that are not held by GA, Dragoneer, Oto Brasil de Sá Cavalcante (“Oto”) or Ari de Sá Cavalcante Neto (“Ari” and together with Oto, the “Founders”), or their respective affiliates.

Pursuant to the terms of the Proposal, the Founders have stated that they support the Proposed Transaction and will agree to roll over 100% of their Class A common shares and Class B common shares. Following the closing of the Proposed Transaction, the Founders will maintain the same economic and voting interests in the Company that they currently own. The purchase price proposed by General Atlantic and Dragoneer for each Class A common share is US$11.00 in cash, which represents a premium of approximately 22% over the closing price of US$9.04 per Class A common share on November 30, 2022.

In January 2023, the Company’s Board of Directors formed a special committee to evaluate the Proposal, as described in Note 30. At this time, it is uncertain that any definitive offer will be made, that any definitive agreement relating to the Proposal or any potential alternative transaction will be executed, or that the Proposed Transaction or any other transaction will be approved or consummated.

Shares repurchases

During the year, the Company purchased an aggregate amount of 551,125 Class A common shares for a total of R$ 53.1 million (equivalent to US$ 10.2 million) as described in Note 19.

(b)	Financial transactions

Loan liquidation

On January 3, 2022, the Company paid in full a loan through one of its subsidiaries, Arco Educação, in the amount of R$ 201,883.

Issuance of debentures

In August 2022, the Company issued non-convertible debentures through its subsidiary, Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”), consisting of 1,200,000 debentures with a unitary value of R$ 1.00, in the total amount of R$ 1,200,000. The net proceeds of R$1,188,980 are intended to pay the debentures issued by CBE in August 2021, currently totaling R$ 1,000,000, to strengthen the Company’s cash position, and to extend the Company’s debt maturity profile. See Note 15 for further information. These transactions were accounted for as a debt extinguishment according to IFRS 9.

(c)	Acquisition of interests in other entities and business combinations

Acquisition of additional shares of Geekie

Pursuant to the investment and share purchase agreement (SPA) for the acquisition of Geekie in November 2020, on June 1, 2022, Arco acquired the shares issued to the beneficiaries through the stock option plan, paying the amount of R$ 75,578, corresponding to 12.56% of the total shares, following the conditions previously negotiated in the SPA. At the same date, Arco paid R$ 223,939 to acquire the outstanding non-controlling interest of 37.23%.

Inco Acquisition

On October 6, 2022, the Company announced that it entered into a definitive agreement (the “Purchase Agreement”) to acquire the remaining 75.1% of the share capital of INCO Limited (“Isaac”), the provider of an all-in-one platform that offers a suite of financial and software products to K-12 schools. The purchase price for the transaction will be paid in the form of Arco’s own shares. Prior to the transaction, Arco already held 24.9% of the issued and outstanding equity interests of Isaac. Thus, the transaction will be treated as a step acquisition according to IFRS 3.

This transaction was approved by the Brazilian Administrative Council for Economic Defense (CADE) on November 16, 2022, and the transaction closing occurred in January 2023. Despite the fact that the transaction was approved by the regulatory body (CADE) in 2022, the acquisition date, however, was determined based on the date when Arco fulfilled all the conditions set by the terms in the Equity Purchase Agreement (EPA). As of December 31, 2022 there were several conditions outstanding to consummate the operation. The final closing of the transaction was on January 2, 2023. Therefore, Isaac only became part of the Company in January, not being included in the consolidation as of December 31, 2022.

Fair value of the identifiable assets and liabilities

The Company is evaluating the fair value of identifiable assets and liabilities as of the acquisition date and the purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the deadline defined by IFRS.

Purchase consideration

In consideration for the purchase of the transaction, the Company delivered shares of its common stock to the selling shareholders.

Isaac shareholders received approximately 10.4 million shares of the Company’s stock, equivalent to approximately 15.8% of the issued shares and outstanding equity interest, immediately following the closing of the transaction.

Of the 10,436,201 shares delivered to Isaac shareholders, 1,047,142 are treasury shares of the Company, and 9,389,059 are newly issued shares. The transaction resulted in a dilution of approximately 14.2% for the current shareholders of Arco.

The founding shareholders of Isaac are subject to a lock-up period of 3 years from the closing date with respect to their Arco shares, with 1/3 of their shares being released each year.

The Company don’t recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill on the acquisition is being evaluated by experts and it is expected to be deductible for tax purposes after the Company incorporates the acquiree and is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Isaac with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by management as appropriate.

For impairment testing purposes, goodwill will be allocated to the appropriate operating segment in accordance with the activities performed by Isaac and is being evaluated by management for proper allocation to existing segments or to a new segment to be defined.

Transaction costs

Transaction costs of R$ 13,159 were expensed and are included in general and administrative expenses as of December 31, 2022.

Payment of the Positivo installment

On November 1, 2022, the Company paid the amount of R$ 198,499 related to the third installment of Positivo acquisition as described in Note 17.c).

Acquisition of additional shares of Me Salva!

As mentioned in Note 4(a), on March 10, 2021, the Company acquired 60% of Me Salva!’s share. On December 9, 2022, Arco signed an addendum to the previous purchase agreement to acquire the 40% outstanding shares of Me Salva!, where it was defined that, on this date, all the remaining shares would be transferred to Arco and that the remaining amount for payment was fixed at R$9,504, to be settled in 3 annual installments, updated by the CDI.

As of December 31, 2022, Arco owns 100% of Me Salva! shares.

(d)	Acquisition of intangible assets

Acquisition of PGS and Mentes do Amanhã solutions

On February 3, 2022, Arco concluded the acquisition of the following solutions from Pearson Education do Brasil Ltda.

(i) PGS: a K-12 bilingual courseware and teaching methodology, previously known as Pearson Global School; and (ii) Mentes do Amanhã (“Mentes”): a K-12 supplemental solution focused on 21st century skills (social-emotional learning, financial literacy and technology).

The purchase consideration consisted of: (i) R$ 5,507 paid in February 2022; and (ii) R$ 8,701 paid in May 2022.

The acquired solutions were recorded as intangible assets in accordance with IAS 38 - Intangible Assets.

For the year ended December 31, 2021

(a)	Internal restructurings

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

(b)	Financial transactions

Issuance of debentures

In August 2021, the Company issued non-convertible debentures through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A., consisting of 900,000 debentures with a unitary value of R$1.00, in the total amount of R$ 900,000 (with transaction costs in the amount of R$ 8,550). The purpose of this issue is to pay the amount due on the COC and Dom Bosco acquisition. See Note 15 for further information.

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

(c)	Acquisition of interests in other entities and business combinations

Acquisition of additional shares of Geekie

On January 20, 2021, Arco acquired an additional 1.36% interest in Geekie’s share capital through a capital increase of R$4,000, increasing its total interest to 57.42%.

Investment in INCO Limited (“INCO”)

On January 25, 2021, the Company acquired 8,571,427 series B ordinary shares of INCO, a company that provides financial and administrative services to private schools, equivalent to 30.0% of the total capital stock for R$ 25,000.

On April 27, 2021, the Company invested R$ 33,195 in the entity and an additional R$ 53,523 on September 27,2021, in new rounds of investments. See Note 11 for further information.

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

This transaction was approved by the Brazilian Administrative Council for Economic Defense (CADE) in September 2021, and the transaction closing date occurred on October 1, 2021 as described in Note 4.

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

Investment in Tera Treinamentos Profissionais Ltda. (“Tera”)

On April 9, 2021, Arco acquired a 23.43% interest in Tera for R$ 15,000 through the purchase of interest from minority shareholders and a capital increase.

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

For the year ended December 31, 2020

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

PSD Educação S.A. (“PSD”)

On August 01, 2020, continuing the corporate restructuring, PSD Educação S.A. incorporated the companies Positivo Soluções Didáticas Ltda.and Editora Piá Ltda. When PSD Educação S.A. acquired these entities, goodwill and fair value adjustments recognized in the amount of R$830,028 and R$726,876, respectively, were not tax deductible. However, as a result of the corporate restructuring, PSD Educação S.A now has tax benefits from the deductibility of the amortization of goodwill and fair value adjustments of R$529,347 (tax rate of 34%). The fair value adjustments are deductible over the next 5 to 20 years, according to the useful lives of the identified is deductible over 7.5 years, as defined by the Company’s Management, under Brazilian tax laws.

(c)	Acquisition of investments

Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

On November 27, 2020, the Company signed a new shareholders’ agreement and based on the new terms defined, on that date the Company acquired control of Geekie and the investee became a consolidated subsidiary of Arco.

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

On November 13, 2020, the Company received approval of the transaction from Brazil’s Administrative Council for Economic Defense – CADE, with no restrictions, and the Company concluded the transaction on December 2, 2020. Accordingly, on that date, the Company, through its subsidiary PSD, acquired control of EI.

WPensar S.A. (“WPensar”)

On September 21, 2020, the Company acquired control of WPensar S.A. through the acquisition of the remaining 75.0% interest and started to consolidate it as subsidiary of the Company with 100.0% interest in the share capital.

Studos Software Ltda. (“Studos”)

On September 21, 2020, the Company acquired the control of Studos Software Ltda. (“Studos”) by acquiring 100.0% of its outstanding ordinary shares and voting interests.

2    Significant accounting policies

2.1    Basis of preparation of the consolidated financial statements

Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets, derivative financial instruments, the share-based compensation plan and accounts payable to selling shareholders from business combinations that have been measured at fair value.

Arco is a holding company and considers the currency of the local environment of the its subsidiaries in Brazil as its functional currency, which is its primary source of revenue. Therefore, the functional currency of the Company is the Brazilian real and the consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”). All amounts are rounded to the nearest thousands, except when otherwise indicated.

The Company has prepared these consolidated financial statements on the basis that it will continue to operate as a going concern.

The consolidated financial statements provide comparative information in respect of the previous periods.

2.2    Basis of consolidation and investments in associates

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and investments in associates as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

The table below is a list of the Company’s subsidiaries and investments:

	Principal		Investment	Direct and indirect interest
Name	activities	Country	type	2022	2021	2020
Arco Educação S.A.	Holding	Brazil	Subsidiary	100.0%	100.0%	100.0%
Arce Participações Ltda.	Holding	Brazil	Subsidiary	100.0%	100.0%	—
Companhia Brasileira de Educação e Sistemas de Ensino S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
Barra Américas Editora Ltda	Educational content	Brazil	Subsidiary	—	—	100.0%
Distribuidora de Material Didático Desterro Ltda.	Educational content	Brazil	Subsidiary	—	—	100.0%
SAS Sistema de Ensino Ltda.	Educational content	Brazil	Subsidiary	—	—	100.0%
Arco Ventures S.A.	Educational content	Brazil	Subsidiary	—	—	100.0%
SAS Livrarias Ltda.	Educational content	Brazil	Subsidiary	—	—	100.0%
SAE Digital S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
International School Serviços de Ensino, Treinamento e Editoração, Franqueadora S.A.	Educational content	Brazil	Subsidiary	51.5%	51.5%	51.5%
Nave à Vela Ltda.	Educational content	Brazil	Subsidiary	—	—	51.0%
Atech Soluções Tecnológicas S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%	100.0%
NLP Soluções Educacionais S.A.	Educational content	Brazil	Subsidiary	100.0%	100.0%	100.0%
WPensar S.A.	Educational technology	Brazil	Subsidiary	100.0%	100.0%	100.0%
Geekie Desenvolvimento de Softwares S.A. (a)	Educational technology	Brazil	Subsidiary	—	57.4%	56.0%
Studos Software Ltda. (b)	Educational content	Brazil	Subsidiary	—	100.0%	100.0%
NSE Soluções Educacionais S.A.	Educational content	Brazil	Subsidiary	60.0%	60.0%	60.0%
Me Salva! Cursos e Consultorias S.A.	Educational content	Brazil	Subsidiary	100.0%	60.0%	—
Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (b)	Educational content	Brazil	Subsidiary	—	100.0%	—
Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda.	Educational content	Brazil	Subsidiary	100.0%	100.0%	—
P2D Educação Ltda. (a)	Educational content	Brazil	Subsidiary	—	100.0%	—
Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia	Private equity	Brazil	Investee	10.9%	11.0%	14.5%
INCO Limited	Collection services	Cayman Islands	Investee	24.9%	26.1%	—
Tera Treinamentos Profissionais Ltda.	Educational content	Brazil	Investee	23.4%	23.4%	—
(a)	During the year, the entity was incorporated by Companhia Brasileira de Educação e Sistemas de Ensino S.A. as described in Note 1.2 (a).
(b)	During the year, the entity was incorporated by Atech Soluções Tecnológicas S.A. as described in Note 1.2 (a).

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has: (i) Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee), (ii) Exposure, or rights, to variable returns from its involvement with the investee, and (iii) The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including: (i) The contractual arrangements with the other vote holders of the investee, (ii) Rights arising from other contractual arrangements, and (iii) The Company’s voting rights and potential voting rights.

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

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of income or loss and comprehensive income, changes in equity and financial position, respectively.

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

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of income or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all the assets acquired and all the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the statement of income or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the combination.

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

The current Brazilian tax law allows the deductibility of the acquisition date goodwill and fair value of net assets acquired when a corporate reorganization occurs after acquisition by the Company (i.e., when the Company merges or spins off the businesses acquired). Until such action occurs, the tax and accounting bases of the net assets acquired are the same as of the acquisition date and no deferred tax effects are recognized.

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

The statement of income or loss reflects the Company’s share of the results of operations of the associate or joint venture. In addition, when there has been a change recognized directly in the equity of the associate or joint venture, the Company recognizes its share of any changes, when applicable, in the statement of changes in equity.

The aggregate of the Company’s share of profit or loss of an associate and a joint venture is shown on the face of the statement of income or loss outside operating profit and represents profit or loss after tax of the associate or joint venture.

The financial statements of the associate or joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within share of profit (loss) of equity-accounted investees in the statement of income or loss.

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative financial instruments.

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

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and financing, payables, or as derivative financial instruments, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and financing and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and financing, derivative financial instruments from acquisition of interests and accounts payable to selling shareholders.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

●	Financial liabilities at fair value through profit or loss
●	Financial liabilities at amortized cost (loans and financing)

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

Gains or losses on liabilities held for trading are recognized in the statement of income or loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

Financial liabilities at amortized cost (loans and financing)

After initial recognition, interest-bearing loans and financing are subsequently measured at amortized cost using the effective interest rate (EIR) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income or loss. This category generally applies to interest-bearing loans and financing at Note 15.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income or loss.

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

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

Any gains or losses arising from changes in the fair value of derivatives are recorded directly to finance result in the statements of income or loss.

g)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash in banks and on hand and short-term highly liquid financial investments with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

h)	Inventories

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

Educational content relates to costs incurred to prepare the educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

The inventory reserve for educational content is calculated based on their expected net realizable value. Inventory reserve corresponds to a reserve for inventory obsolescence and is recorded in cost of sales. It is estimated based on the amount of educational content from prior collections which are no longer used for sale and educational content which the Company expects will not be sold based on the actual sales. In determining the inventory reserve, the Company considers management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently in inventory.

i)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Machinery and equipment	10%
Vehicles	20%
Furniture and fixtures	10%
IT equipment	20% to 33%
Facilities	10%
Leasehold improvements	20% to 33%

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income or loss when the asset is derecognized.

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

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. Right-of use assets are also subject to impairment.

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

Company as a lessor

The Company does not enter into leasing agreements as a lessor.

k)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The Company capitalizes the costs directly related with the development of the educational platforms used to deliver content. These costs are substantially comprised of technology related services and payroll expenses, recorded as internally developed software in the educational platform accounting ledger. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the statement of income or loss as incurred. After initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

Costs associated with maintaining internally developed software are recognized as an expense as incurred.

The useful lives of intangible assets are assessed as finite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income or loss in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income or loss.

l)	Impairment of non-financial asset

Further disclosures relating to impairment of non-financial assets are also provided in the following notes:

●	Disclosures for significant accounting judgments, estimates and assumptions - Note 3
●	Property and equipment – Note 12

●	Intangible assets – Note 14
●	Goodwill – Note 14

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing is required for goodwill and intangibles with indefinite lives, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate, equivalent to the pre-tax discount rate, that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of income or loss in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. An operating segment is the lowest level within the Company at which the goodwill is monitored for internal management purposes and therefore impairment tests of goodwill have been carried out at each operating segment level. Impairment is determined for goodwill by assessing the recoverable amount of each operating segment to which the goodwill relates. When the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

m)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income or loss net of any reimbursement, when applicable.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

n)	Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

o)	Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based compensation, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The expenses of equity-settled transactions are determined by the fair value at the date when the grant is made using an appropriate valuation model. That expense is recognized in general and administrative expenses, together with a corresponding increase in equity (share-based compensation reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

The dilutive effect of outstanding options is considered in the computation of diluted earnings per share (see Note 20).

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

p)	Revenue from contracts with customers

Revenue from sale of education content

The Company sells educational content to private schools, which is delivered through printed and digital formats. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled, i.e., at the moment it delivers the content to private schools in printed and digital format when the Company fulfills its performance obligation, and the revenue from these contracts is recognized at a point of time. Each contract contemplates penalties ranging between 20% to 100% of the remaining total value of the contract in the event of termination. However, the content already delivered to the private schools is not returned to the Company unless the contractual return conditions are met.

The Company has concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customers.

Revenue is driven by the number of students enrolled in each school and is based on a value negotiated with each contract through the conditions contained in the terms of sales. The technology is provided solely in support of the best use of its content. Both printed and digital content are the same.

The Company provides printed content capable of delivering the entire K-12 curriculum. The Company also provides digital content for the purpose of supporting the printed content, and includes video lessons, online homework and assessments that are not customized and have no stand-alone value if used separately or outside of the main context. In this context, the digital content and related features are an evolution from a totally printed methodology to a broader approach and will continue to evolve and change in the coming years but are currently still deeply entwined with the printed content.

Pursuant to the terms of the contracts, each year by the end of November the schools are required to provide the Company with an estimate of the number of enrolled students that will access the content in the next school year (which typically starts in February of the following year), allowing the Company to start the delivery of its educational content. Since the contracts with the schools allows product returns or increase in the number of enrolled students up to a certain limit, the Company recognizes revenue for the amount that is expected to be received based on past experience, assuming that the other conditions for revenue recognition are met. A right of return asset (and corresponding adjustment to cost of sales) is also recognized for the right to recover the goods from the customer.

The asset is measured at the former carrying amount of the inventory, less any expected costs to recover the goods and any potential decreases in value. The Company updates the measurement of the asset for any revisions to the expected level of returns and any additional decreases in the value of the returned products.

Revenue from services

The Company provides services related to school management for private schools and students, and technological solutions for communicating with students’ parents and a learning platform for students and teachers, which are delivered through monthly software licenses. Revenue from contracts with customers is recognized when the control of services is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled for the exchange of services, that is, when it releases the license to use services of software for private schools.

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

Interest income

For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR) method. The EIR is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income includes also gain from financial investments classified as financial assets at fair value through profit or loss. Interest income is included in finance income in the statement of income or loss.

Costs to obtain a contract

The Company incurs costs to obtain each sales contract and recognizes as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained.

q)	Taxes

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

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

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

Deferred income tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

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

The current Brazilian legislation allows the amortization of goodwill in at least 5 years, for tax purposes, in cases of merger, spin-off or incorporation. Thus, it is possible to have a tax benefit from goodwill in the incorporation since it has been generated in the acquisition of interests from third parties.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The Company offsets deferred income tax assets and liabilities if the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Sales tax

Expenses and assets are recognized net of the amount of sales tax, except:

●	When the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable;
●	When receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position

r)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

s)	Foreign currencies

The consolidated financial statements are presented in Brazilian Reais, which is also the Company and its subsidiaries’ functional currency. For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

(d)	Information related to Covid-19 pandemic

The beginning of 2022 was characterized by a significant growth in COVID-19 cases, thus state and municipal governments took restrictive measures to contain a possible new wave of the virus. These measures have been relaxed as the number of cases decreased compared to the beginning of the year.

The initial restrictive measures taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities at the beginning of the pandemic. However, in 2022 school activities returned to the presential modality.

Notwithstanding the above, despite the gradual release of the restrictions by the authorities, most of its workforce is working on site applying a hybrid model.

The Company continues putting in place to safeguard the health and safety of the Company’s employees, customers, and suppliers, and direct and indirect interest principal investment have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedure.

As of December 31, 2022, the Company did not recognize any additional expenses related to COVID-19, mainly due to flexibility of restricted measures and the high percentage of the target population vaccinated in Brazil.

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

The Company does not expect to incur additional expenses from COVID-19, but Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business operations, financial performance, financial position, and cash flows.

2.4    Changes in accounting policies and disclosures

New and amended standards and interpretations

The Company applied for the first-time certain standards and amendments, which became effective for annual periods beginning on or after 1 January 2022 (unless otherwise stated). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

An onerous contract is a contract under which the unavoidable of meeting the obligations under the contract costs (i.e., the costs that the Company cannot avoid because it has the contract) exceed the economic benefits expected to be received under it.

The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labor and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

These amendments had no impact on the consolidated financial statements of the Company. The Company intends to use the practical expedients in future periods if they become applicable.

Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3 Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

These amendments had no impact on the consolidated financial statements of the Company as there were no contingent assets, liabilities or contingent liabilities within the scope of these amendments that arose during the period.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 Leases

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

In accordance with the transitional provisions, the Company applies the amendments retrospectively only to items of PP&E made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment (the date of initial application).

These amendments had no impact on the consolidated financial statements of the Company as there were no sales of such items produced by property and equipment made available for use on or after the beginning of the earliest period presented.

IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

These amendments had no impact on the consolidated financial statements of the Company as it is not a first-time adopter.

IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 Financial Instruments: Recognition and Measurement.

In accordance with the transitional provisions, the Company applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of initial application). These amendments had no impact on the consolidated financial statements of the Company.

These amendments had no impact on the consolidated financial statements of the Company as it did not have assets in scope of IAS 41 as at the reporting date.

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

3    Significant accounting judgements, estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

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

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGU exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes. The Company determined that its operating segments are the cash generating units. These estimates are most relevant to goodwill that are recognized by the Company. The key assumptions used to determine the recoverable amount for the different operating segments, including a sensitivity analysis, are disclosed and further explained in Note 14.

Inventory allowance

The Company recognizes a provision for disposal of inventory considering content from previous collections not sold and a prospective model to estimate the forecast of obsolescence of products from current collections. The applied model considers the historical data of non-realization of products to obtain the expected loss percentages. Any significant changes between the observed losses compared to the historical loss pattern impact the expected loss percentages estimated by the Company. See Note 8 for further information.

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

Taxes

Deferred income tax assets are recognized for deductible temporary differences and unused tax credits from net operating losses carryforward to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Company has R$ 157,786 (2021: R$ 104,329) in deferred income tax on tax loss carryforwards. Additionally, there is R$10,355 (2021: R$12,902) of unrecognized tax loss carryforwards as of December 31, 2022 related to subsidiaries that have a history of losses. Such unused tax loss carryforwards do not expire and may not be used to offset taxable income of other subsidiaries of the Company. See Note 24 for further information.

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

4    Business combinations and acquisition of non-controlling interests

The company did not enter into any business combinations during the year. The following information relates to business combinations that occurred in the comparative period.

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2021
	Me Salva!	Eduqo	Edupass	P2D
Assets
Cash and cash and equivalents	10,562	1,112	362	24,136
Trade receivables	2,010	300	23	17,786
Inventories	80	—	—	23,348
Recoverable taxes	7	50	—	1,175
Deferred taxes	—	—	—	3,137
Advance to employees	—	—	—	109
Other assets	160	4	102	2,622
Property and equipment	145	74	—	319
Right-of-use assets	112	270	—	—
Intangible assets	12,022	9,097	3,702	168,187
	25,098	10,907	4,189	240,819
Liabilities
Trade payables	614	77	56	8,738
Labor and social obligations	296	232	42	5,205
Taxes and contributions payable	211	657	519	65
Leases	112	270	—	—
Loans and financing	91	119	—	—
Advances from customers	322	—	22	202
Other liabilities	2,263	4	—	6,113
	3,909	1,359	639	20,323
Net identifiable assets acquired at fair value	21,189	9,548	3,550	220,496

Goodwill arising on acquisition	28,326	22,422	11,679	560,075
Purchase consideration	49,515	31,970	15,229	780,571
Cash paid	15,778	15,097	2,000	788,985
Capital contribution	10,000	—	—	—
Accounts payables to selling shareholders arising from acquisition (Note 17)	22,196	16,076	13,229	—
Retained payments	1,324	—	—	—
Price adjustment	217	797	—	(8,414)
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	(486)	(390)	(191)	(13,629)
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(15,433)	(13,985)	(1,638)	(764,849)

(a)	Me Salva! Cursos e Consultorias S.A. (“Me Salva!”)

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

For acquisition of remaining 40%: (i) R$ 22,196, representing the present value of the amount that will be paid in March 2025. Because the price is not fixed, the Company considers the payment as contingent consideration, and the financial liability is measured at FVPL and no non-controlling interest has been recognized. The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination. As mentioned in Note 1.2I, on December 9, 2022, the Company acquired the remaining 40% of Me Salva!’s shares.

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

Transaction costs

Transaction costs of R$486 were expensed and are included in general and administrative expenses as of December 31, 2021.

(b)	Quadrado Mágico Desenvolvimento e Licenciamento de Software S.A. (“Eduqo”)

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

Transaction costs

Transaction costs of R$390 were expensed and are included in general and administrative expenses as of December 31, 2021.

(c)	Desenvoolva – Educação, Treinamento e Consultoria Corporativa Ltda. (“Edupass”)

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

Transaction costs

Transaction costs of R$ 191 were expensed and are included in general and administrative expenses as of December 31, 2021.

(d)	P2D Educação Ltda. (“P2D”)

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

Transaction costs

Transaction costs of R$ 13,629 were expensed and are included in general and administrative expenses as of December 31, 2021.

(e)	Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Entity	Asset acquired	Valuation technique
Me Salva! Eduqo Edupass P2D	Customer relationship	Multi-period excess earning method The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets
Me Salva! Eduqo Edupass P2D	Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Me Salva! Edupass P2D	Trademarks	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.
Me Salva! Eduqo Edupass	Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.
Me Salva! Eduqo P2D	Educational platform	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

(f)	Revenue and profit contribution

The individual net revenue and net income from the acquisition date through each period end for all business combinations are presented below:

	December 31, 2021
	Me Salva!	Eduqo	Edupass	P2D
Total revenue	6,929	2,511	434	38,081
Net income (loss) before income taxes	(4,961)	988	(505)	7,497

Total revenue and income (loss) before income taxes for the Company are presented below assuming the acquisitions had occurred at the beginning of the year:

2021
Total revenue	1,271,921
Net income (loss) before income taxes	(185,101)

This additional financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

5    Cash and cash equivalents

	2022	2021
Cash and bank deposits	11,772	20,085
Bank deposits in foreign currency (a)	14,143	154
Cash equivalents (b)	190,445	190,904
	216,360	211,143

Cash and cash equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.

(a)	Short-term deposits maintained in U.S. dollar.
(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) issued by highly credit-rated financial institutions authorized to operate by the Central Bank of Brazil. As of December 31, 2022, the average interest on these CDBs was equivalent to 82.3% (December 31, 2021: 90.4%) of the Interbank Certificates of Deposit (“CDI”). The average CDI rate during the year ended December 31, 2022 was 12,38% (2021: 4,39%). These financial investments are available for immediate use and have insignificant risk of changes in value.

6    Financial investments

	2022	2021
Financial investments (a)	422,140	1,013,550
Other	506	506
	422,646	1,014,056
Current	391,785	973,294
Non-current	30,861	40,762
(a)	Financial investments correspond mainly to investments in bank deposit certificates (CDB) and automatic applications of cash balances, managed by highly credit-rated financial institutions authorized to operate by the Central Bank of Brazil, with maturity of more than three months from the date of acquisition. As of December 31, 2022, the average interest on these investments is equivalent to 105,7% (2021: 101.7%) of the CDI. The average CDI rate during the year ended December 31, 2022 was 12,38% (2021: 4,39)%. Income received on financial investments is classified as investing activity in the cash flow statements.

7    Trade receivables

	2022	2021
From sales of educational content	933,894	676,787
From related parties (Note 10)	8,255	3,608
	942,149	680,395
(-) Allowance for expected credit losses	(85,262)	(87,132)
	856,887	593,263

As of December 31, 2022 and 2021, the aging of trade receivables were as follows:

	2022	2021
Neither past due nor impaired	777,469	567,490

Past due	164,680	112,905

1 to 60 days	40,719	15,383
61 to 90 days	16,314	8,403
91 to 120 days	10,710	10,347
121 to 180 days	18,346	16,284
More than 180 days	78,591	62,488
	942,149	680,395

The Company reviews its allowance for expected credit losses each year following a detailed review of receivable balances and historical payment profiles, and assessment of forward-looking risk factors. Management believes all the remaining receivable balances are fully recoverable.

The movement in the allowance for expected credit losses for the years ended December 31, 2022, 2021 and 2020, was as follows:

	2022	2021	2020
Balance at beginning of the year	(87,132)	(63,434)	(30,051)
Reversion / (Provision)	2,247	(26,610)	(34,684)
Receivables written off (reverted) during the period as uncollectible	(377)	2,912	1,301
Balance at end of year	(85,262)	(87,132)	(63,434)

8    Inventories

	2022	2021
Content providing	135,876	75,778
Educational content (a)	94,089	71,314
Consumables and supplies	2,204	2,128
Inventories held by third parties	21,891	9,362
	254,060	158,582
(a)	Costs being incurred to produce educational content. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Content providing is presented net of inventory reserve. The movement in the inventory reserve for the years ended December 31, 2022, 2021 and 2020 was as follows:

	2022	2021	2020
Balance at beginning of the year	(25,715)	(7,510)	(6,517)
Inventory reserve	(40,671)	(26,778)	(7,453)
Write-off of inventories against reserve	7,763	8,573	6,460
Balance at end of year	(58,623)	(25,715)	(7,510)

During 2022, R$40,671 (2021: R$26,778) was recognized as an expense for inventories carried at net realizable value. This is recognized in cost of sales.

9    Recoverable taxes

	2022	2021
Withholding Income Tax (IRRF) on financial investments	7,416	3,079
Recoverable IRPJ and CSLL	18,617	11,400
Recoverable PIS and COFINS	30,695	44,097
Recoverable INSS	18,215	2,216
Other recoverable taxes	3,331	235
	78,274	61,027
Current	67,166	38,811
Non-current	11,108	22,216

10    Related parties

The table below summarizes the balances and transactions with related parties:

	2022	2021
Assets
Trade receivables (Note 7)
Livraria ASC Ltda.And Educadora ASC Ltda. (a)	8,255	3,546
OISA Tecnologia e Serviços Ltda. (c)	—	62
	8,255	3,608
Other assets
Arco Instituto de Educação (b)	1,526	1,373
	1,526	1,373
Loans to related parties
Minority shareholders - Geekie	—	4,571
Minority shareholders - EI (d)	3,956	6,750
Former shareholders - Eduqo	—	4
Former shareholders - Edupass	—	65
	3,956	11,390
Current	3,956	4,571
Non-current	—	6,819

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	—	9
	—	9

Other liabilities
OISA Tecnologia e Serviços Ltda. (c)	11	258
	11	258

	2022	2021	2020
Revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	8,605	8,831	7,230
OISA Tecnologia e Serviços Ltda. (c)	400	226	4
	9,005	9,057	7,234
Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda.	—	—	(1)

Finance income
WPensar S.A.	—	—	30
Minority shareholders - Geekie	273	210	453
OISA Tecnologia e Serviços Ltda.	—	19	18
Minority shareholders - EI (d)	498	336	18
	771	565	519
(a)	Companhia Brasileira de Educação e Sistemas de Ensino and International School sell educational content to Livraria AsC Ltda. and Educadora ASC Ltda., entities controlled by the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date.

(b)	Arco is a founding member of Instituto Arco de Educação (“Arco Instituto”), a non-profit association whose purpose is to support and encourage education through the generation of knowledge. The Company has amounts receivable from Arco Instituto arising from the reimbursement of expenses paid by Arco. The amounts are not subject to financial charges and the payment of the amount related to the operations in 2021 occurred in July 2022. The outstanding amount in December is related to the operation in 2022.
(c)	WPensar provides financial intermediation services to OISA. Amounts collected by WPensar are transferred to OISA net of the value of the service provided. As of December 31, 2022 the recognized revenue from financial intermediation was R$ 400 (2021: R$226).
(d)	Amount due from minority shareholders of Escola da Inteligência, with an interest rate of 100% CDI and maturing in May 2023. During the year, the Company recognized R$ 498 of interest income (2021: R$336).

Key management personnel compensation

Key management personnel compensation comprised the following:

	2022	2021	2020
Short-term employee benefits	63,130	60,845	39,628
Restricted stock units	58,603	51,231	48,852
	121,733	112,076	88,480

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

11    Investments and interests in other entities

(a)   Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through its subsidiary Companhia Brasileira de Educação e Sistemas de Ensino S.A. (“CBE”) acquired 9,670 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. The Company paid R$ 9,670, corresponding to a total interest of 14.5% in Bewater. On February 2, 2021, Bewater carried out a new round of capital injection, in which the Company acquired an additional 27 class B quotas, resulting in an 11.1% interest in the fund. On August 12, 2021, Bewater had a new round of investments, in which the Company acquired an additional 16 class B quotas, resulting in an 11.0% interest in the fund. On February 17, 2022, and on August 5, 2022, Bewater carried out new investment rounds, in which the Company acquired an additional 19 and 12 class B quotas, respectively. As of December 31, 2022, the Company holds a 10.9% interest in the fund.

The fund made a Iinority investment in Group A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit and loss and recorded at finance result.

INCO Limited (“INCO”)

On January 25, 2021, the Company entered into a Share Purchase Agreement with INCO Limited, or INCO, the controlling entity of OISA, a company that provides financial and administrative services to private schools, according to which 8,571,427 series B ordinary shares were acquired, equivalent to 30% of the total stock capital of INCO, for a total amount of R$25,000. On April 27, 2021, Arco invested an addition R$ 33,195, and an additional R$ 52,035 on September 27, 2021, resulting in a 26.09% interest. The Company recorded R$17,712 (2021: R$14,022) as gain on changes of interest of investment for the year ended on December 31, 2022.

As of December 31, 2022, the Company holds a 24.93% interest due to the dilution of its interest resulting from another round of investments that the investors made without capital injection from Arco, with the average price per share higher than the average price of Arco’s participation on the equity’s shares.This operation resulted on a gain of R$ 17,712, and this amount is recognized in other income (expenses)in statement of income or loss.

Tera Treinamentos Profissiona is Ltda. (“Tera”)

On April 9, 2021, the Company entered into a Share Purchase Agreement with Tera Treinamentos Profissionais Ltda, a company that provides professional courses focused on the development of digital skills,according to which 8,234 shares were acquired, equivalent to 23.43% of the total stock capital of Tera, for a total amount of R$15,000. Based on the signed agreement, the Company does not have control of Tera but exercises significant influence over the entity.

(i)   Investments and interests in other entities

Reconciliation of carrying amount:

	2022				2021
	INCO	TERA	Bewater	Total	Total
At beginning of the year	102,421	14,649	9,803	126,873	9,654
Capital contributions	—	—	32	32	125,273
Fair value on investment	—	—	1,379	1,379	106
Gain resulting from changes in ownership	17,712	—	—	17,712	14,022
Share of loss of equity-accounted investees	(32,438)	(1,927)	—	(34,365)	(22,182)
At end of the year	87,695	12,722	11,214	111,631	126,873
Percentage of ownership	24.93%	23.43%	10.88%

(ii)   Summary financial information for subsidiaries, joint ventures and affiliates

	Inco	Tera
December 31, 2022
Current assets	317,240	6,629
Non-current assets	192,040	2,430
Current liabilities	65,917	4,261
Non-current liabilities	48,323	2,342
Equity	395,040	2,456
Revenue	163,520	19,359
Costs and expenses	(288,760)	(27,858)
Loss for the year	(125,240)	(8,499)
December 31, 2021
Current assets	379,880	11,191
Non-current assets	125,643	1,837
Current liabilities	84,686	1,893
Non-current liabilities	5,872	50
Equity	414,966	11,085
Revenue	47,470	14,944
Costs and expenses	(119,162)	(15,283)
Loss for the year	(71,692)	(340)

12    Property and equipment

Reconciliation of carrying amount:

	Machinery and		Furniture and			Leasehold
	equipment	Vehicles	fixtures	IT equipment	Facilities	improvements	Others	Total
Cost
As of December 31, 2020	1,991	307	3,929	12,895	123	14,478	6,722	40,445
Additions	453	—	759	56,290	112	1,381	1,083	60,078
Disposals	(67)	—	(222)	(432)	—	—	(415)	(1,136)
Business combination	10	—	65	413	—	50	—	538
As of December 31, 2021	2,387	307	4,531	69,166	235	15,909	7,390	99,925
Additions	251	—	657	8,206	—	3,794	1,414	14,322
Disposals	(39)	(11)	(281)	(3,015)	(59)	—	—	(3,405)
As of December 31, 2022	2,599	296	4,907	74,357	176	19,703	8,804	110,842

Depreciation
As of December 31, 2020	(253)	(126)	(706)	(3,661)	(35)	(4,616)	(4,961)	(14,358)
Depreciation charge for the year	(391)	(72)	(478)	(4,529)	(16)	(4,419)	(2,021)	(11,926)
Disposals	32	—	26	185	1	—	—	244
As of December 31, 2021	(612)	(198)	(1,158)	(8,005)	(50)	(9,035)	(6,982)	(26,040)
Depreciation charge for the year	(398)	(64)	(616)	(22,327)	(17)	(3,929)	(1,395)	(28,746)
Disposals	21	16	156	2,561	32	—	189	2,975
As of December 31, 2022	(989)	(246)	(1,618)	(27,771)	(35)	(12,964)	(8,188)	(51,811)

Net book value
As of December 31, 2020	1,738	181	3,223	9,234	88	9,862	1,761	26,087
As of December 31, 2021	1,775	109	3,373	61,161	185	6,874	408	73,885
As of December 31, 2022	1,610	50	3,289	46,586	141	6,739	616	59,031

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2022, 2021 and 2020.

13    Leases

The balance sheet shows the following amounts relating to leases:

	2022	2021
Right-of-use assets
Properties	15,326	24,586
IT Equipment	52,738	10,635
Machinery and equipment	632	739
	68,696	35,960

	2022	2021
Lease liabilities
Current	34,329	20,122
Non-current	42,576	22,996
	76,905	43,118

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

		Lease
	Right-of-use assets	Liabilities
As at December 31, 2020	30,022	35,220
Additions	22,146	22,146
Disposal	(334)	(329)
Lease modification (a)	200	200
Depreciation expense	(16,456)	—
Business combination	382	382
Interest expense	—	4,795
Payments of lease liabilities	—	(15,729)
Discounts on leases	—	(273)
Interest paid	—	(3,294)
As at December 31, 2021	35,960	43,118
Additions	54,848	54,848
Lease modification (a)	13	13
Depreciation expense	(22,125)	—
Business combination	—	—
Interest expense	—	4,422
Payments of lease liabilities	—	(21,485)
Discounts on leases	—	(20)
Interest paid	—	(3,991)
As at December 31, 2022	68,696	76,905

Average annual depreciation rate 2021	29.4%
Average annual depreciation rate 2022%

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

The Company recognized rent expense from short-term leases and low-value assets of R$ 2,637 for the year ended December 31, 2022 (2021: R$ 2,673)

14    Intangible assets and goodwill

						Software
		Rights on	Customer	Educational		license and		Educational	Non-compete
	Goodwill	contracts	relationships	system	Copyrights	development	Trademarks	platform	agreement	In Progress	Total

Cost
As of December 31, 2020	1,394,351	15,263	322,143	280,998	29,460	45,317	476,354	170,348	11,856	1,857	2,747,947
Acquisitions	—	—	—	—	7,914	43,569	101	75,516	985	23,233	151,318
Disposals	—	—	—	—	—	(9)	—	(252)	—	—	(261)
Acquisitions through business combinations	622,502	—	26,197	45,138	179	10,023	66,250	39,771	5,450	—	815,510
Finalization of price allocation (c)	(66,952)	—	—	—	—	—	—	—	—	—	(66,952)
Transfer	—	—	—	—	—	—	—	23,018	—	(23,018)	—
As of December 31, 2021	1,949,901	15,263	348,340	326,136	37,553	98,900	542,705	308,401	18,291	2,072	3,647,562
Acquisitions (a)	—	—	—	—	9,580	37,355	14,312	93,675	1,477	9,447	165,846
Finalization of price allocation (b)	975	—	—	—	—	—	—	—	—	—	975
Transfer	—	—	—	—	15,635	—	—	(5,156)	—	(10,479)	—
As of December 31, 2022	1,950,876	15,263	348,340	326,136	62,768	136,255	557,017	396,920	19,768	1,040	3,814,383

Amortization
As of December 31, 2020	—	(6,818)	(38,237)	(49,175)	(18,103)	(9,741)	(27,315)	(46,164)	(2,757)	—	(198,310)
Amortization	—	(1,735)	(35,368)	(33,682)	(8,031)	(16,561)	(26,559)	(66,970)	(3,236)	—	(192,142)
Disposals	—	—	—	—	—	11	—	239	—	—	250
As of December 31, 2021	—	(8,553)	(73,605)	(82,857)	(26,134)	(26,291)	(53,874)	(112,895)	(5,993)	—	(390,202)
Amortization	—	(1,974)	(37,734)	(36,420)	(11,422)	(24,844)	(31,386)	(92,012)	(4,342)	—	(240,134)
As of December 31, 2022	—	(10,527)	(111,339)	(119,277)	(37,556)	(51,135)	(85,260)	(204,907)	(10,335)	—	(630,336)

Net book value
As of December 31, 2020	1,394,351	8,445	283,906	231,823	11,357	35,576	449,039	124,184	9,099	1,857	2,549,637
As of December 31, 2021	1,949,901	6,710	274,735	243,279	11,419	72,609	488,831	195,506	12,298	2,072	3,257,360
As of December 31, 2022	1,950,876	4,736	237,001	206,859	25,212	85,120	471,757	192,013	9,433	1,040	3,184,047
(a)

The acquisitions of the period are mainly due to the development of educational content from the 2023 school year, development of technology platforms for the supply of digital content, as well as licenses and software development for new projects. In 2022 Arco also acquired the solutions Mentes do Amanhã and PGS, as described in Note 1.2 (c).

(b)

Refers to the P2D purchase price allocation adjustment made upon completion of the calculation of the fair value of intangible assets in accordance with the period defined by IFRS 3. During the measurement period, the Company obtained new information about facts and circumstances that existed at the acquisition date, mainly related to the change in the projections that resulted in goodwill adjustment.

(c)

Refers to the Geekie and EI purchase price allocation adjustment made upon completion of the calculation of the fair value of assets acquired and liabilities assumed in accordance with the measurement period defined by IFRS 3. During the measurement period, the Company obtained new information about facts and circumstances that existed at the acquisition date, mainly related to the change in the projections used to define the accounts payable to selling shareholders and recognized an adjustment in goodwill and accounts payable to selling shareholders to reflect the new information obtained.

(a)      Goodwill

The carrying amount of goodwill by operating segment was:

	2022	2021
Core	1,475,141	1,474,166
Supplemental	475,735	475,735
	1,950,876	1,949,901

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

The value-in-use calculation is based on cash flow projections and financial budgets approved by management for a period of five years. Cash flows beyond the five-year period were extrapolated using an estimated growth rate. The growth rate does not exceed the average long-term rate for the industry. The value-in-use of the Core operating segment calculated for 2022 was R$ 3,688,516 (R$ 3,695,227 in 2021), and the carrying amount was R$3,052,295. The value-in-use of the Supplemental operating segment for 2022 was R$ 1,491,994 (R$ 1,758,097 in 2021), and the carrying amount was R$ 880,409.

The value-in-use calculations were based on the discounted cash flow model and are based on the following assumptions for those segments:

			Budget period		Growth rate beyond
	Gross margin		growth rate		budget period		Discount rate
	2022	2021	2022	2021	2022	2021	2022	2021
Core	78.0%	79.7%	10.3%	13.8%	3.0%	3.3%	13.2%	11.7%
Supplemental	80.9%	86.5%	18.0%	16.4%	3.0%	3.3%	14.5%	12.9%

Significant estimate: impact of possible changes in key assumptions

A decrease in management estimated gross margin used in the value-in-use calculation for the Core operating segment as of December 31, 2022, to 76.5%, would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same analysis for the Supplemental operating segment and concluded that a decrease to 79.4% and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition, an increase of more than 150 basis points in management’s estimated discount rate applied to the cash flow projections of the Core operating segment for the year ended December 31, 2022, would have resulted in the recognition of an impairment of goodwill.

Also, the Company performed the same sensitivity analysis for the Supplemental operating segment (16.0% instead of 14.5%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

There was no goodwill impairment for the years ended December 31, 2022, 2021 and 2020.

(b)     Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized over their respective useful lives. The useful lives and methods of amortization of other intangibles are reviewed each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets for the years ended December 31, 2022, are as follows:

Years
Rights on contracts	10
Customer relationships	5 to 16
Educational system	3 to 10
Copyrights	3
Software license	2 to 5
Trademarks	10 to 20
Educational platform	3 to 10
Non-compete agreement	2 to 5

For the years 2022, 2021 and 2020 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

15    Loans and financing

	Interest rate	Maturity	December 31, 2022	December 31, 2021
Bank loan	100% CDI + 2.7% pa	January/2022	—	201,990
Bank loan	8.1% pa	March/2022	—	310
Debentures (a)	100% CDI + 1.7% pa	August/2023	—	919,703
Bank loan	3.8% pa	October/2023	23	62
Bank loan	3.8% pa	October/2023	—	90
Bank loan	3.8% pa	November/2023	44	49
Debentures (c)	100% CDI + 2.3% pa	August/2027	1,266,534	—
Convertible notes (d)	8.0% pa	November/2028	631,744	647,474
			1,936,829	1,831,327
Current			102,873	228,448
Non-current			1,833,956	1,602,879
(a)	This amount is related to issuance of debentures in August 2021 to pay the amount due on the COC and Dom Bosco acquisition maturing in a single installment on August 25, 2023. The debentures bear interest of 100% CDI + 1.7% per annum and are guaranteed by Arco Educação S.A. The amount was settled in August 2022 upon issuance of the 2nd emission of debentures mentioned in item (c) below.
(b)	On November 11, 2021, the subsidiary Geekie entered into a loan agreement in the amount of US$ 11,020 thousand, equivalent to R$ 60,000, with an interest rate of 2.452% per annum. Since the operation was contracted in U.S. dollars, the Company holds swap derivatives to protect its exposure to foreign currency risk, which changes the effective interest rate for this loan to 100% CDI + 1.7% per annum (See Note 16 for further information). The loan payments will be paid quarterly in 12 installments, until October 28, 2024. The decrease in the current balance is mainly related to: (i) payment of R$ 19,593 related to the four installments in February, May, August and November 2022; and (ii) exchange variation of R$ 4,206 recognized as financial income in statement of income or loss.
(c)	The 2nd emission of debentures bear interest of 100% CDI + 2.3% pa, which will accrue and will also be payable every six months, with the first payment on February 3, 2023 and the last payment on August 3, 2027. The amount will be settled in 3 installments on August of each year from 2025 until 2027. The debentures are guaranteed by Arco Educação S.A.
(d)	On November 30, 2021, the Company issued convertible senior notes in the amount of US$ 150,000 with a value per share of $1.00, equivalent to R$ 825,285. These notes mature in 7 years, on November 15, 2028, and bear interest at 8% per year fixed in Brazilian reais. While the interests are payable quarterly, the principal amount will be paid in a single installment at the mature date, both in cash in United States dollars equivalents to the amount in Brazilian reais at the payment date.

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

The Company determined that the convertible senior notes have an embedded put option to repurchase the convertible notes for cash. It is an embedded derivative that is not closely related to the contract host debt instrument, because the risks inherent in the derivative (equity risk) and the host are not similar. Therefore, the conversion option will be treated separately and classified as a derivative liability, see Note 16 for further information.

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

Covenants

The debenture agreement provides for financial covenants, such as: financial covenants, including the achievement of a financial ratio obtained by dividing net debt (excluding the balance of convertible notes) by adjusted EBITDA less than 4x as of December 31, 2022; default on the financial obligations of the contract, bankruptcy or liquidation of the Company, limitation to carry out operations of acquisition, merger, sale or disposal of its assets, disclosure of financial statements.

These restrictive clauses are applicable as from the date the contract is entered into and becomes effective, to the extent that the events foreseen contractually occur.

As of December 31, 2022, the Company met all contractual commitments of its loans and financing operations. All financing arranged by Company is not subject to any financial covenants for the year ended December 31, 2021 and 2020.

Set out below the movements during the year:

	2022	2021	2020
Balance at beginning of the year	1,831,327	311,119	98,561
Additions, net of costs	1,188,980	1,578,298	498,434
Business combination	—	210	8,836
Interest expense	247,834	57,245	19,862
Interest paid	(164,536)	(20,275)	(13,423)
Payment of loans and financing	(1,120,024)	(109,815)	(301,151)
Exchange rate variation	(46,752)	14,545	—
Balance at end of year	1,936,829	1,831,327	311,119

16    Derivative financial assets and liabilities

The breakdown of financial derivatives is as follows:

	2022	2021
Assets
Financial derivatives
Swap Geekie (a)	—	861
	—	861
Current	—	301
Non-current	—	560

	2022	2021
Liabilities
Financial derivative
Swap Geekie (a)	8,193	—
Put option (b)	105,654	223,561
	113,847	223,561
Current	3,693	—
Non-current	110,154	223,561
(a)	On November 11, 2021, the Company’s subsidiary, Geekie, entered into swap contracts to protect a foreign currency loan, with maturities between February 2022 to October 2024, which the asset end receives, on average, dollar plus 2.45% per annum and in the liability position pays, on average, CDI plus 1.7% per annum. During the year ended December 31, 2022, the Company recognized a net financial expense of R$ 11,528 as fair value adjustment in the statement of income or loss. See Note 15 for further information on the loan.
(b)	Dragoneer and General Atlantic have a put option to convert their investment in the Company’s senior notes into Class A shares of the Company. The fair value of the put option is calculated using the Black & Scholes method as of December 31, 2022 and 2021.

The Company recognized an initial put option of R$ 639,876 (equivalent to US$117,907 at the inception date) separated from the fair value of the total compound financial instrument issued, comprising the senior notes and the put option. Any adjustment to the fair value is recognized as finance income/costs in the statement of income or loss. See Note 15 for further information on the convertible notes.

17    Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination and investments in associates is as follows:

	2022	2021
Accounts payable to selling shareholders
Acquisition of International School (a)	424,884	379,501
Acquisition of NS Educação Ltda. (b)	371	6,126
Acquisition of Positivo (c)	636,172	754,451
Acquisition of Studos	—	5,472
Acquisition of EI (d)	282,257	234,493
Acquisition of Geekie (e)	19,036	224,759
Acquisition of Me Salva! (f)	10,747	21,880
Acquisition of Eduqo (g)	11,662	18,145
Acquisition of Edupass (h)	6,074	23,959
	1,391,203	1,668,786
Current	1,060,746	799,553
Non-current	330,457	869,233
(a)	The amount payable is subject to an arbitration process and will be paid when the arbitration mentioned in Note 28 is completed. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. During the year ended December 31, 2022, the Company recognized R$ 44,863 of interest expenses in finance expenses in the statement of income or loss. The minority shareholder is a related party of the Company.
(b)	This amount was retained for any contingent liabilities that may arise, which final payment will be released in January 2023. As of December 30, 2022, the Company has paid R$ 6,131 related to the adjusted amount due based on the Interbank Certificates of Deposit (CDI) interest rate. During the year ended December 31, 2022, the Company recognized R$ 376 of interest expenses in finance expenses in the statement of income or loss.
(c)	The amount represents the outstanding amount of the acquisition price and will be paid annually in November over 3 years (25% paid in 2022 – see Note 1(c), and 75% payable in 2023 and 2024). The payment is secured by a guarantee through a chattel mortgage of 20% of CBE shares and 100% of SAE shares. The outstanding amount is updated by CDI. During the year ended December 31, 2022, the Company recognized R$ 89,304 of interest expenses in finance expenses in the statement of income or loss.
(d)	This amount is related to the acquisition of the remaining 40% interest in EI and will be paid in May 2023 subject to price adjustments. This amount is recorded at the present value using an estimated interest rate of 12.3% (13.4% in 2021).

The last installment is payable on May 31, 2023, for 6 times EI’s ACV book value for 2023 plus cash generation and multiplied for 40%. There are minority shareholders that are related parties of the Company.

During the year ended December 31, 2022, the Company recognized R$ 30,662 of interest and the accounts payable increased by R$20,394.

(e)	The current financial liability is recorded at the present value of the estimated amount payable to the former shareholders using an estimated interest rate of 13.2% (13.7% in 2021). The exercise price will be calculated for “Geekie Others” content and is determined by the greater of 8 times Geekie’s revenue for 2022 multiplied by the remaining interest of sellers; or 0.65 times the multiple of the Company’s ACV book value for 2022, multiplied by Geekie’s revenue for 2022, multiplied by the remaining interest of sellers. The amount is due on January 6, 2023.

In June 2022, the Company concluded the acquisition of 100% of Geekie’s shares. The payment terms set forth in the purchase agreement were updated upon closing of the transaction to a total purchase price of R$ 223,939 (R$116,992 of principal, R$36,406 of interest and R$70,541 of changes in fair value) as described in Note 1.2 c).

During the year ended December 31, 2022, the Company recognized R$ 12,978 of interest expenses in finance expenses in the statement of income or loss and the accounts payable increased by R$ 5,237.

(f)	The liability is composed of the present value of the balance payable negotiated on December 9, 2022, in the closing certificate, that transferred the remaining 40% interest in Me Salva! to Arco, plus the retained amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.3%. The payment of the retained portion is in the amount of R$ 1,243 and will be made in 4 equal annual installments, with the first installment paid in June 2022. At first the payment of the second stage would be made in 2025 and the acquisition price of 40% was calculated based on the estimated 2024 revenue multiplied by 3, less net debt. During year ended December 31, 2022, the Company renegotiated the earn out, and now price is fixed in R$ 9,504 updated by CDI. During the year ended December 31, 2022, the Company recognized an interest expense of R$ 2,090 and the accounts payable decreased by R$ 12,739 mainly due to the earn out renegotiation.
(g)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Eduqo, plus the price adjustments and earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 13.7%. The payment of the outstanding installment in the amount of R$ 8,473 and the earn out of R$ 3,190 due to July 2023. The price adjustment of R$ 910 was paid in a single installment in July 2022. During the year ended December 31, 2022, the Company recognized an interest expense of R$ 2,567 in finance expenses in the statement of income or loss.
(h)	The liability is composed of the present value of the balance payable for the outstanding installments for settlement of the 100% participation acquired from Edupass, plus the earn out amount defined in the contract. The balance is recognized at present value, using a discount rate of 14.5% (15.3% in 2021). The payment of the outstanding installment is in the amount of R$ 891 is due to September 2023, while the payment of the earn out will be made in 2024, in the amount of R$ 5,183. The earn out is calculated based on the estimated 2023 revenue. During the year ended December 30, 2022 the Company recognized an interest expense of R$ 912 in finance expenses in the statement of income or loss and the accounts payable decreased by R$ 17,297.

If the period between acquisition and payment is not significant, the Company adopts the practice of considering any payment as an investing cash flow. On the other hand, if the period of deferral is significant, payments to reduce this liability is classified as financing cash flows. The Company considers as significant deferral period, payments made after 12 months from the acquisition date.

Set out below the movements during the year:

	2022	2021

Balance at beginning of the year	1,668,786	1,786,515
Additions	—	53,621
Interest expense	184,218	121,611
Interest paid	(72,930)	(13,700)
Payment of accounts payable to selling shareholders	(381,639)	(299,077)
Fair value adjustment	568	87,820
Finalization of price allocation (Note 14(c))	—	(66,952)
Others	(7,800)	(1,052)
Balance at end of year	1,391,203	1,668,786

18    Labor and social obligations

	2022	2021
Bonuses (a)	38,206	30,789
Payroll and social charges (b)	16,836	96,343
Payroll accruals	25,638	24,225
Other labor	9,815	6,905
	90,495	158,262
Current	89,044	157,601
Non-current	1,451	661

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$31,402, R$24,184 and R$18,989 for the years ended December 31, 2022, 2021, and 2020, respectively.

(b)	Share-based compensation plan

Geekie Plan

Geekie has its own stock option plan that is granted to employees elected by Management and duly approved by the Board of Directors.

The first stock option plan was approved on December 19, 2017, with share-based compensation features to be settled in cash and not in equity. On November 27, 2020, the entity reassessed the fair value of the vested shares in the closing period and updated the liability against share-based compensation plan expenses, reducing the net assets acquired of the Geekie’s opening balance.

On December 1, 2020, after Geekie’s acquisition by Arco, Geekie approved, new conditions for granting stock options in the total amount of 31,763 shares. The stock options are exercisable from the date of approval of the new grant agreement, with the vesting period on that date being considered fulfilled.

The new stock options plan was classified as cash settled since all Geekie’s employees have signed a mandatory contract to sell all the options to Arco at exercise date at the same price to be paid to non-controlling selling shareholders and liability is measured at fair value at the end of each reporting period until its effective settlement.

The exercise price of the options granted to all beneficiaries is R$82.91 as determined in the grant agreements. The beneficiaries had the maximum period for exercising the options up to March 31, 2022, under penalty of forfeiture.

On June 1, 2022, the Company settled the stock option plan in the amount of R$ 75,578 in cash as described in Note 1.2. c).

Restricted stock units

In 2019, the Company implemented a new share-based payment program with restricted stock units (“RSU”) of the holding company Arco Platform Limited for employees of the Company’s subsidiaries and the independent members of the Board of Directors, which will be available for sale by the beneficiaries annually, on their anniversary dates, except for the independent members of the Board of Directors, whose shares are restricted for sale for one year after vesting.

The participant’s right to effectively receive ownership of the restricted shares will be conditioned on the participant’s continuance and performance as an employee, director, or director of any company in the business group from the grant date until vesting, that is defined in each contract. The final vesting date of those contracts is demonstrated below. If a participant leaves the Company or does not achieve the proposed performance goal, the participant will be entitled to receive his or her vested shares and a pro rata amount of the granted and unvested shares, by reference to the vesting period in which the termination occurred and based on the number of days the participant was employed by the Company. The total amount due will be calculated based on the proposed goal multiplied by a rate between 80% and 120%. After the vesting period, the restricted shares have the same rights and privileges as any shareholder bearer of Class A Common shares.

The following table reflects the movements of outstanding shares from the grant date until December 31, 2022:

	Number of
	restricted
	stock units
	2022	2021
Outstanding at beginning of the year	142,184	161,231
Granted (a)	778,705	251,555
Vested (b)	(179,860)	(177,331)
Restricted stocks units delivered	(207,804)	(92,561)
Effectively forfeited	(77,208)	(710)
Estimated forfeited	(32,101)	—
Outstanding at end of the year	423,916	142,184
(a)	These shares granted are adjusted accordingly to a performance program, which can increase or reduce the number of shares that will be transferred after the vesting period.
(b)

Refers to the total number of shares whose vesting period was fulfilled as defined in the contract (anniversary date), but not yet transferred to the beneficiaries on December 31, 2022. Restricted shares will be transferred to the participant only after the vesting period has been completed or in the event of contractual termination.

The total compensation expense for the year ended December 31, 2022, including taxes and social charges, was R$ 58,603, (R$ 35,846 of principal and R$ 22,757 of taxes and contributions) net of estimated forfeitures (December 31, 2021: R$51,231, R$33,160 of principal and R$18,071 of taxes and contributions). These awards are classified as equity settled.

The vesting period is according to the following schedule:

Final vesting	Quantity of	Total shares
date	stocks	outstanding
28/09/2019	197,951	—
30/06/2020	3,086	—
28/09/2020	215,709	—
31/03/2021	14,713	—
30/06/2021	3,181	—
28/09/2021	216,709	—
30/09/2021	1,967	—
31/12/2021	92,915	—
31/03/2022	32,775	—
30/06/2022	8,779	—
28/09/2022	18,758	—
30/09/2022	124,069	—
31/12/2022	190,998	—
31/03/2023	39,179	20,552
28/09/2023	1,000	—
30/09/2023	146,549	130,246
31/03/2024	43,879	13,324
30/09/2024	142,409	126,424
31/03/2025	22,500	1,297
30/09/2025	134,482	119,287
30/09/2026	14,200	12,786
Total	1,665,808	423,916

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

In 2021, the Company transferred 9,841 investment shares under the Matching Program with an average price of R$ 192.2.

As of December 31, 2022, the Company granted 185,000 new investment shares under the Matching Program, with 178,911 investment shares already vested on December 31, 2022.

19    Equity

a.    Share capital

As of December 31, 2022, Arco’s share capital is represented by 56,954,952 common shares of par value of US$ 0.00005 each, comprised of 27,400,848 Class B common shares and 29,554,104 Class A common shares.

December 31, 2021 shares outstanding	56,851,399
Restricted Stock Units transferred	141,504
Restricted Stock Unit withheld (a)	(37,951)
December 31, 2022 shares outstanding	56,954,952
(a)	A portion of the shares was withheld to pay income taxes of the beneficiaries.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

b.    Treasury shares

Repurchase program

On January 6, 2021, the Company’s Board of Directors approved a share repurchase program, or the Repurchase Program, to comply with management long-term incentive plan obligations. Pursuant to the Repurchase Program, the Company may repurchase up to 500,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on January 6, 2021, continuing until the earlier of the completion of the repurchase or January 6, 2023, depending upon market conditions.

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

The following table reflects the movements of treasury shares repurchased until December 31, 2022:

	Number of
	shares
	2022	2021
At beginning of the year	605,316	—
Repurchase	551,125	1,480,061
Transferred – RSU’s program	(109,299)	(124,745)
Cancelled	—	(750,000)
At end of the year	1,047,142	605,316

As of December 31, 2022, the Company has a total of 1,047,142 of treasury Class A common shares with an average price of R$ 106.3 (equivalent to US$ 20.4).

20    Earnings (loss) per share (EPS)

Basic

Basic earnings (loss) per share excludes the effects of dilution and is computed by dividing profit (loss) attributable to equity holders of the parent by the weighted average number of shares outstanding for the period.

Diluted

Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised into shares. In calculating diluted earnings (loss) per share, the numerator is adjusted for the effect of interest expense, exchange variation and changes in the fair value of the embedded conversion feature of the convertible notes disclosed in notes 15 and 16 (only if dilutive) and the denominator is increased to include the number of potentially dilutive Class A common shares assumed to be outstanding during the period.

In addition, the Company has restricted stock units (see Note 18) that are also considered in the calculation of diluted earnings per share if they have a dilutive effect.

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	2022			2021			2020
	Class A	Class B	Total	Class A	Class B	Total	Class A	Class B	Total
Profit (loss) attributable to equity holders of the parent	20,143	19,346	39,489	(70,929)	(87,154)	(158,083)	8,534	8,246	16,780
Adjustments attributable to convertible notes	(70,519)	—		—	—		—	—
Adjusted (loss) profit attributable to equity holders of the parent	(50,376)	19,346		(70,929)	(87,154)		8,534	8,246
Weighted average number of common shares outstanding (thousand)	28,530	27,401	55,931	22,300	27,401	49,701	28,357	27,401	55,758
Effects of dilution from:
Share-based compensation plan (thousands)	49	—		142	—		161	—
Convertible notes (thousands)	5,172	—		5,172	—		—	—
Basic (loss) earnings per share - R$	0.71	0.71		(3.18)	(3.18)		0.30	0.30
Diluted (loss) earnings per share - R$	(1.49)	0.71		(3.18)	(3.18)		0.30	0.30

As of December 31, 2021, the convertible notes and the share-based compensation plan had an anti-dilutive effect.

21    Revenue

The Company’s revenue is as follows:

	2022	2021	2020
Educational content	1,761,415	1,218,687	998,373
Other	17,428	17,237	4,534
Deductions:
Taxes	(3,416)	(3,850)	(1,197)
Revenue	1,775,427	1,232,074	1,001,710

	2022			2021			2020
Segments	Core	Supplemental	Total	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	1,365,086	392,913	1,757,999	931,187	283,650	1,214,837	839,383	157,793	997,176
Other	2,567	14,861	17,428	4,812	12,425	17,237	1,762	2,772	4,534
Total revenue from contracts with customers	1,367,653	407,774	1,775,427	935,999	296,075	1,232,074	841,145	160,565	1,001,710

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

22    Expenses by nature

	2022	2021	2020
Educational content material	(225,707)	(118,812)	(122,401)
Operations personnel	(58,922)	(39,358)	(24,731)
Inventory reserves	(40,671)	(26,778)	(7,453)
Freight	(48,116)	(24,831)	(16,452)
Depreciation and amortization	(114,133)	(55,873)	(35,007)
Other	(12,977)	(28,755)	(15,086)
Cost of sales	(500,526)	(294,407)	(221,130)

Sales personnel	(263,954)	(210,055)	(167,300)
Depreciation and amortization	(102,645)	(99,459)	(77,343)
Sales & marketing	(92,881)	(46,795)	(24,104)
Customer support	(179,219)	(89,200)	(53,893)
Allowance for expected credit losses	2,247	(26,610)	(34,684)
Real estate rentals	(541)	(820)	(965)
Other	(28,021)	(23,359)	(13,980)
Selling expenses	(665,014)	(496,298)	(372,269)

Corporate personnel	(104,511)	(96,626)	(74,437)
Third party services	(77,820)	(78,530)	(80,254)
Real estate rentals	(2,166)	(1,802)	(1,623)
Travel expenses	(5,586)	(1,541)	(2,233)
Tax expenses	(6,782)	(7,324)	(7,341)
Software licenses	(9,989)	(7,411)	(5,909)
Share-based compensation plan	(58,328)	(88,198)	(69,846)
Depreciation and amortization	(60,680)	(39,553)	(15,105)
Other	(12,400)	(7,658)	(13,810)
General and administrative expenses	(338,262)	(328,643)	(270,558)

Total	(1,503,802)	(1,119,348)	(863,957)

23    Finance result

	2022	2021	2020
Income from financial investments	100,364	43,845	2,263
Changes in fair value of financial investments (a)	2,063	13	17,111
Changes in fair value of financial derivatives (b)	121,171	1,699	16,147
Changes in accounts payable to selling shareholders (Note 17)	36,935	18,357	—
Foreign exchange gains	172,677	20,551	1,930
Interest income	8,212	4,656	4,721
Other	3,815	2,091	3,039
Finance income	445,237	91,212	45,211

Changes in fair value of financial derivatives (b)	(14,792)	(38,990)	(15,585)
Changes in accounts payable to selling shareholders (Note 17)	(37,503)	(106,177)	(20,330)
Foreign exchange loss	(127,388)	(22,323)	(1,742)
Bank fees	(9,239)	(8,647)	(4,937)
Interest in acquisition of investments (c)	(184,218)	(121,611)	(68,379)
Interest in lease liabilities (Note 13)	(4,422)	(4,795)	(3,036)
Interest on loans and financing (Note 15)	(247,834)	(57,245)	(19,862)
Other	(13,087)	(12,298)	(8,142)
Finance costs	(638,483)	(372,086)	(142,013)

Finance result	(193,246)	(280,874)	(96,802)
(a)	Refers to gains on financial investments measured at FVPL.
(b)	Amount related to changes in the fair value of the put and call options from business acquisitions and investments in associates and joint ventures, put option to convert senior notes and change in the fair value of swap derivatives. See Note 26 for further information.
(c)	Refer to interest expense on liabilities related to business combinations and investments in associates.

24    Income taxes

(a)	Reconciliation of income taxes expense

	2022	2021	2020
(Loss) profit before income taxes	67,918	(173,657)	39,102
Combined statutory income taxes rate - % (a)	34%	34%	34%

Expected income tax benefit (expense) at statutory rates	(23,092)	59,043	(13,295)
Reconciliation adjustments:
Share of profit (loss) of equity-accounted investees (b)	(11,684)	(7,542)	139
Effect of presumed profit of subsidiaries (c)	—	3,266	9,552
Permanent differences (d)	(5,839)	(22,648)	(7,427)
Stock option (e)	93	(12,569)	(6,986)
Deferred tax Atech	3,787	—	—
Other additions (exclusions), net	8,307	(3,976)	(4,305)
	(28,429)	15,574	(22,322)

Current	(44,473)	(65,609)	(87,379)
Deferred	16,044	81,183	65,057
Income taxes benefit (expense)	(28,429)	15,574	(22,322)

Effective rate	(41.9)%	(9.0)%	(57.1)%
(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.
(b)	Refers to the effect of 34% on the share of profit (loss) of investees for the year.
(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.
(d)	Permanent differences of non-deductible expenses.
(e)	Related to the effect of 34% of Geekie’s share-based compensation plan expenses, that was paid on June 2022, when Arco acquired the remaining interest.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

		Profit	Business		Profit
	2020	or loss	combination	2021	or loss	2022
Deferred tax assets
Tax losses carryforward	64,764	39,565	—	104,329	53,457	157,786
Temporary differences
Financial instruments from acquisition of interests	117,393	57,198	—	174,591	31,513	206,104
Other temporary differences	46,815	14,917	3,137	64,869	29,466	94,335
Share base compensation	6,473	3,904	—	10,377	2,207	12,584
Tax benefit from tax deductible goodwill	11,547	(3,515)	—	8,032	(3,345)	4,687
Amortization of intangible assets	16,821	5,340	—	22,161	5,524	27,685
Total deferred tax assets	263,813	117,409	3,137	384,359	118,822	503,181
Deferred tax liabilities
Financial instruments from acquisition of interests	(9,231)	—	—	(9,231)	—	(9,231)
Tax benefit from tax deductible goodwill	(15,678)	(38,219)	—	(53,897)	(58,926)	(112,823)
Other temporary differences	(2,001)	1,993	—	(8)	(43,845)	(43,853)
Total deferred tax liabilities	(26,910)	(36,226)	—	(63,136)	(102,771)	(165,907)
Deferred tax assets (liabilities), net	236,903	81,183	3,137	321,223	16,044	337,267

Deferred tax assets	236,903			321,223		337,267
Deferred tax liabilities	—			—		—

As of December 31, 2022, the Company had unrecognized deferred income tax assets in the amount of R$ 3,521 (2021: R$ 4,387) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

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

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with private schools as of December 31, 2022, 2021 and 2020, none of the customers individually represented more than 5% of total revenue.

	2022
			Total	Adjustments
			reportable	and
	Core	Supplemental	segments	eliminations	Total
Revenue	1,367,653	451,383	1,819,036	(43,609)	1,775,427
Cost of sales	(396,095)	(138,199)	(534,294)	33,768	(500,526)
Gross profit	971,558	313,184	1,284,742	(9,841)	1,274,901
Selling expenses	(516,169)	(148,845)	(665,014)	—	(665,014)
Segment profit	455,389	164,339	619,728	(9,841)	609,887
General and administrative expenses	—	—	—	—	(338,262)
Other income, net	—	—	—	—	23,904
Operating profit	—	—	—	—	295,529
Finance income	—	—	—	—	445,237
Finance costs	—	—	—	—	(638,483)
Share of loss of equity-accounted investees	—	—	—	—	(34,365)
Profit before income taxes	—	—	—	—	67,918
Income taxes expense	—	—	—	—	(28,429)
Net profit for the year	—	—	—	—	39,489

Other disclosures
Depreciation and amortization	244,811	32,647	277,458	—	277,458
Investments in associates and joint ventures	111,631	—	111,631	—	111,631
Capital expenditures	148,491	33,401	181,892	(1,724)	180,168

	2021
			Total	Adjustments
			reportable	and
	Core	Supplemental	segments	eliminations	Total
Revenue	935,999	296,075	1,232,074	—	1,232,074
Cost of sales	(228,474)	(65,933)	(294,407)	—	(294,407)
Gross profit	707,525	230,142	937,667	—	937,667
Selling expenses	(396,369)	(99,929)	(496,298)	—	(496,298)
Segment profit	311,156	130,213	441,369	—	441,369
General and administrative expenses	—	—	(328,643)	—	(328,643)
Other income, net	—	—	16,673	—	16,673
Operating profit	—	—	129,399	—	129,399
Finance income	—	—	91,212	—	91,212
Finance costs	—	—	(372,086)	—	(372,086)
Share of loss of equity-accounted investees	—	—	(22,182)	—	(22,182)
Loss before income taxes	—	—	(173,657)	—	(173,657)
Income taxes benefit	—	—	15,574	—	15,574
Net loss for the year	—	—	(158,083)	—	(158,083)

Other disclosures
Depreciation and amortization	177,564	17,321	194,885	—	194,885
Investments in associates and joint ventures	126,873	—	126,873	—	126,873
Capital expenditures	186,846	24,550	211,396	—	211,396

	2020
			Total	Adjustments
			reportable	and
	Core	Supplemental	segments	eliminations	Total
Revenue	841,145	160,565	1,001,710	—	1,001,710
Cost of sales	(190,893)	(30,237)	(221,130)	—	(221,130)
Gross profit	650,252	130,328	780,580	—	780,580
Selling expenses	(309,816)	(62,453)	(372,269)	—	(372,269)
Segment profit	340,436	67,875	408,311	—	408,311
General and administrative expenses	—	—	(270,558)	—	(270,558)
Other income, net	—	—	(2,258)	—	(2,258)
Operating profit	—	—	135,495	—	135,495
Finance income	—	—	45,211	—	45,211
Finance costs	—	—	(142,013)	—	(142,013)
Share of loss of equity-accounted investees	—	—	409	—	409
Profit before income taxes	—	—	39,102	—	39,102
Income taxes expense	—	—	(22,322)	—	(22,322)
Net profit for the year	—	—	16,780	—	16,780

Other disclosures
Depreciation and amortization	118,416	9,039	127,455	—	127,455
Investments in associates and joint ventures	9,654	—	9,654	—	9,654
Capital expenditures	95,672	11,977	107,649	—	107,649

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the years ended, 2021 and 2020.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses), net, finance result, share of loss (profit) of equity-accounted investees and income taxes are managed on at the consolidated level and are not allocated to operating segments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

			Total	Adjustments
			reportable	and
	Core	Supplemental	segments	eliminations	Total
As of December 31, 2022
Total assets	5,259,238	552,499	5,811,737	(58,329)	5,753,408
Total liabilities	3,762,867	151,440	3,914,307	(58,329)	3,855,978

As of December 31, 2021
Total assets	5,637,667	378,520	6,016,187	(26,068)	5,990,119
Total liabilities	4,048,511	92,442	4,140,953	(26,068)	4,114,885

26    Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2022
Financial investments	36,103	386,543	422,646
Trade receivables	—	856,887	856,887
Related parties	—	3,956	3,956
Investments and interests in other entities	11,214	—	11,214
Other assets (Instituto Arco)	—	1,526	1,526
	47,317	1,248,912	1,296,229

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2021
Financial investments	—	1,014,056	1,014,056
Trade receivables	—	593,263	593,263
Derivative financial assets	861	—	861
Related parties	—	11,390	11,390
Investments and interests in other entities	9,803	—	9,803
Other assets (Instituto Arco)	—	1,373	1,373
	10,664	1,620,082	1,630,746

	Liabilities at	Liabilities at
Financial liabilities	FVPL	amortized cost	Total
December 31, 2022
Trade payables	—	182,748	182,748
Derivative financial liabilities	113,847	—	113,847
Accounts payable to selling shareholders (a)	687,849	703,354	1,391,203
Leases liabilities	—	76,905	76,905
Loans and financing	—	1,936,829	1,936,829
	801,695	2,899,836	3,701,531
December 31, 2021
Trade payables	—	103,292	103,292
Derivative financial liabilities	223,561	—	223,561
Accounts payable to selling shareholders (a)	867,264	801,522	1,668,786
Leases liabilities	—	43,118	43,118
Loans and financing	—	1,831,327	1,831,327
	1,090,825	2,779,259	3,870,084
(a)	The Company measures at fair value through profit or loss the contingent consideration arising from business combinations in accordance with IFRS 3.

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 27.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a)	Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss, related to investment fund which investments were entered to achieve 124.1% of the CDI. The Company designated these investments at fair value through profit or loss, given the swaps exist solely for the counterparty to deliver a fixed return on CDI. See Note 6 for more details on the financial investments.

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

As of and for the years ended December 31, 2022, 2021 and 2020 none of the Company’s derivatives has been designated as hedges for accounting purposes.

Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (expenses) in profit or loss (gain of R$ 106,379, gain of R$ 861 and gain of R$ 562 for the years ended in December 31, 2022, 2021 and 2020, respectively).

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

Assets and liabilities are measured and recognized at fair value as follows:

	Hierarchy	2022	2021
Financial assets
Financial investments	Level 2	36,103	—
Derivative financial assets	Level 2	—	861
Investments at fair value	Level 1	11,214	9,803

Financial liabilities
Derivative financial liabilities - Swap	Level 2	8,192	—
Derivative financial liabilities - Put option	Level 3	105,654	223,561
Accounts payable to selling shareholders	Level 3	687,849	867,264

As of December 31, 2022, and 2021, the Company assessed the fair values of its financial instruments. This assessment does not indicate fair values significantly different from the carrying amounts. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

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

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the years ended December 31, 2022, 2021 and 2020:

	Financial instruments	Financial instruments	Accounts payable to
Recurring fair value measurements	assets	liabilities	selling shareholders
Balance as of December 31, 2019	35,946	(33,940)	(328,668)
Acquisitions	—	—	(478,209)
Payment	—	—	9,520
Changes in accounts payable to selling shareholders	—	—	(20,314)
Interest expense	—	—	(43,714)
Gains (loss) recognized in statement of income or loss	(35,946)	33,940	—
Balance as of December 31, 2020	—	—	(861,385)
Acquisitions	—	—	(33,411)
Derivative liabilities	—	(185,409)	—
Payment	—	—	119,950
Changes in accounts payable to selling shareholders	—	—	(87,706)
Changes in fair value of derivatives	—	(38,152)	—
Interest expense	—	—	(71,664)
Finalization of price allocation (Note 14.b)	—	—	66,952
Balance as of December 31, 2021	—	(223,561)	(867,264)
Payment	—	—	227,231
Changes in accounts payable to selling shareholders	—	—	568
Changes in fair value of derivatives	—	117,907	—
Interest expense	—	—	(48,384)
Balance as of December 31, 2022	—	(105,654)	(687,849)

(iv) Transfers between levels 2 and 3

In the years ended December 31, 2022, 2021 and 2020, the Company did not transfer any financial instruments from level 2 into level 3.

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

The sensitivity analyses in the following sections relate to the position as of December 31, 2022.

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

No changes were made in the objectives, policies, or processes for managing capital during the years ended December 31, 2022, 2021 and 2020.

(i)  Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of December 31, 2022 and 2021, was as follows:

	2022	2021
Cash and cash equivalents (Note 5)	14,143	154
Loans and financing	(654,514)	(654,864)

The Company does not operate outside Brazil and does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of December 31, 2022, consider three scenarios of U.S. dollar exchange rate variation, as follows:

●	Base scenario - exchange rate as of December 31, 2022 of R$ 5.2171 per US$ 1.00;
●	Scenario I - a 10% increase in the U.S. dollar exchange rate to R$ 5.7388; and
●	Scenario II - a 10% decrease in the U.S. dollar exchange rate to R$ 4.6954.

The table below set forth the sensitivity analysis as of December 31, 2022, for cash and cash equivalents and financial investments of US$ 2,711 thousand and for US$ 118,079 thousand of convertible notes, both denominated in U.S. dollar:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 5.2171	Exchange rate: R$ 5.7388	Exchange rate: R$ 4.6954
Finance income (costs)	—	R$ 63,016	R$ (63,016)

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

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

							More
	Less than	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	than 5
December 31, 2022	3 months	months	years	years	years	years	years	Total
Trade payables	182,748	—	—	—	—	—	—	182,748
Lease liabilities	9,080	25,249	23,735	18,189	550	102	—	76,905
Loans and financing	88,144	14,729	18,792	397,275	397,275	397,275	623,340	1,936,830
Derivative financial liabilities	838	2,855	—	—	—	—	110,154	113,847
Accounts payable to selling shareholders	447,492	613,254	326,792	3,400	265	—	—	1,391,203
	728,302	656,086	369,319	418,864	398,090	397,377	733,494	3,701,532

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

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of December 31, 2022, the CDI rate was 13,65%.

As of December 31, 2022, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

December 31, 2022	Exposure	+10%	-10%
Cash equivalents	190,445	—	(19,045)
Financial investments	422,646	—	(5,769)
Accounts payable to selling shareholders	703,354	9,601	—
Related parties	3,956	54	—
Loans and financing	1,551,612	18,035	—

The Company performed evaluation of their fair value at the end of each year in order to account for any changes to it, as disclosed in Note 26. These derivatives, which are not publicly traded, have specific conditions that do not enable the Company to present a sensitivity analysis in relation to specific interest rates or market indexes.

Changes in liabilities arising from financing activities

	December	Cash		December	Cash		December	Cash		December
	31, 2019	flows	Other	31, 2020	flows	Other	31, 2021	flows	Other	31, 2022
Leases	25,857	(10,610)	19,973	35,220	(19,023)	26,921	43,118	(25,476)	59,263	76,905
Loans and financing	98,561	183,860	28,698	311,119	1,448,208	72,000	1,831,327	(95,580)	201,082	1,936,829
Total	124,418	173,250	48,671	346,339	1,429,185	98,921	1,874,445	(121,056)	260,345	2,013,734

28    Commitments and contingencies

(i)  Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2020	465	52	849	1,366
Additions	262	720	274	1,256
Business combination	—	4	—	4
Reversals	(393)	(479)	(356)	(1,228)
Balance at December 31, 2021	334	297	767	1,398
Additions	237	1,986	339	2,562
Reversals	(104)	(559)	(123)	(786)
Balance at December 31, 2022	467	1,724	983	3,174

As of December 31, 2022, the Company was party to lawsuits classified as possible losses totaling R$ 11,535 (2021: R$ 9,004), as shown below:

	2022	2021
Civil (a)	8,754	7,032
Labor (b)	2,781	1,972
Total	11,535	9,004
(a)	The civil proceedings relate mainly to customer claims, including those related to the early termination of certain agreements, among others.
(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in the subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, Companhia Brasileira de Educação e Sistemas de Ensino S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still ongoing.

On November 29, 2021, the arbitration panel issued a partial award on the merits of the arbitration. The amount to be calculated in accordance with the decision is under ongoing discussion in the award liquidation phase of the arbitration proceeding. However, the arbitration panel decided that (i) Arco Platform Ltd. and Arco Educação S.A. are not subject to the terms of the Investment Agreement, therefore, shall not be part of the arbitration proceeding; (ii) Mr. Cardinot will not be entitled to receive shares of Arco Platform; and (iii) the amount due by Companhia Brasileira de Educação e Sistemas de Ensino S.A. shall be calculated based on the 10 times realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both net of net debt, as determined in the investment agreement, consistent with the calculation methodology to estimate the provisioned amount in our balance sheet as reported.

Considering the arbitration proceeding and IAS 37, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Based on the arbitration panel decision mentioned above, the Company has recorded the provision of the amount considered payable to the non-controlling shareholder under the Investment Agreement. The liability is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of net debt, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the due course of the arbitration. During the twelve-month period ended December 31, 2022, the Company recognized R$ 44,863 of interest expense based on the Sistema Especial de Liquidação e Custódia - SELIC rate. The use of the SELIC rate and the amount of interest to be paid are assumptions by the Company. These assumptions may differ from the actual rate of interest, the amount of interest that will be paid, as well as which party will be responsible for its payment, since they will be determined by the arbitration panel.

29    Transactions not involving cash

During the years ended December 31, 2021, 2020 and 2019, the Company carried out the following non-cash transactions, which are not reflected in the statement of cash flows:

	2022	2021	2020
Lease (Note 13)	54,861	22,346	14,471
Forward contract (Note 4)	—	51,501	406,635
Retained payments from business combination (Note 4)	—	1,324	14,821
Capital contribution (Note 4)	—	10,000	—
Price adjustment from business combination (Note 4)	—	(7,400)	4,620
Acquisition from business combination (Note 4)	—	36,172	22,857

30    Subsequent events

Acquisition of INCO

On January 3, 2023, the Company announced the completion of the previously announced acquisition of INCO. Under the terms of the Equity Purchase Agreement, Arco Platform Limited completed the acquisition of 75.1% of the share capital of Isaac through an exchange of Arco shares. Isaac’s shareholders received 10,436,202 Arco Class A common shares of Arco, of which 1,047,142 shares were Arco treasury shares, and 9,389,060 shares were newly issued Arco shares. Prior to the Transaction, Arco held 24.9% of the share capital of Isaac. The final antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE was granted on November 16, 2022, with no restrictions.

Non-binding Proposal

On January 26, 2023, the Company announced the formation of a special committee composed of four independent and disinterested directors to evaluate and consider the Proposal as described in note 1.2.

The board of directors cautions the Company’s shareholders and other potential investors considering investing or trading in the Company’s securities that the Proposal is under evaluation by the special committee. However, no decisions have been made with respect to the Proposal and whether the Company will accept it. There can be no assurances that any definitive offer will be made, that any definitive agreement relating to the Proposal or any potential alternative transaction will be executed, or that the Proposed Transaction or any other transaction will be approved or consummated.

Federal Supreme Court (“STF”) decision on tax matters res judicata

On February 8, 2023, the Plenary of the STF concluded the judgment of Questions 881 and 885, unanimously deciding that a final decision, called “transited in res judicata”, on taxes paid continuously, automatically loses the effects of final and unappealable decisions in case of divergent and contrary pronouncement, when it occurs in concentrated control or under the general repercussion regime. The Company assessed the effects of this decision and did not identify any lawsuits impacted by this decision of the Supreme Court, as it does not have any judicial decisions that result in the suppression of its taxes, the matter of which has subsequently been judged in the opposite direction by the Supreme Court, in a concentrated control action or under the general repercussion regime. Additionally, the Company understands that the decision does not have direct or reflex application for the base date of December 31, 2022 and continues to monitor the evolution of the matter.

***